As filed with the Securities and Exchange Commission on October 11, 2024

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SF-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

NISSAN AUTO LEASING LLC II

as depositor to the issuing entities described herein

NISSAN-INFINITI LT LLC

as issuing entity with respect to the Series Certificate

(Exact name of registrant as specified in its charter)

Delaware	Nissan Auto Leasing LLC II 95-4885574 Nissan-Infiniti LT LLC 33-6226449
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

Commission File Number of depositor: 333-

Central Index Key Number of depositor: 0001244832

Central Index Key Number of sponsor: 0001540639

Nissan Motor Acceptance Company LLC

(Exact name of sponsor as specified in its charter)

One Nissan Way

Franklin, TN 37067

(615) 725-1664

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Angela Vogeli

One Nissan Way

Franklin, TN 37067

(629) 273-2551

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies To:

Angela M. Ulum, Esq. Mayer Brown LLP 71 S. Wacker Drive Chicago, IL 60606 (312) 782-0600	Lindsay M. O’Neil, Esq. Mayer Brown LLP 71 S. Wacker Drive Chicago, IL 60606 (312) 782-0600

Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective, as determined by market conditions.

If any of the securities being registered on this Form SF-3 are to be offered pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☒

If this Form SF-3 is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this Form SF-3 is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

The information in this prospectus is not complete and may be amended. We may not sell these securities until we deliver a final prospectus. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED [●], 20[●]

Prospectus

$[●]

Nissan Auto Lease Trust 20[●]-[●]

Issuing Entity

Central Index Key Number: [●]

Nissan Auto Leasing LLC II, Depositor Central Index Key Number: 0001244832	Nissan Motor Acceptance Company LLC, Servicer/Sponsor Central Index Key Number: 0001540639

You should review carefully the factors set forth under “Risk Factors” beginning on page 21 of this prospectus.

The main sources for payments of the notes are a selected portfolio of Nissan and Infiniti lease contracts and the related Nissan and Infiniti leased vehicles, payments due on the lease contracts, proceeds from the sale of the leased vehicles, and monies on deposit in a reserve account. The securities are asset-backed securities issued by, and represent obligations of, the issuing entity only and do not represent obligations of or interests in Nissan Motor Acceptance Company LLC, Nissan Auto Leasing LLC II or any of their respective affiliates. Neither the securities nor the leases are insured or guaranteed by any governmental agency.

ASSET-BACKED NOTES

The issuing entity will issue the following asset-backed notes:

		Initial Principal Amount	Interest Rate(1)	Final Scheduled Payment Date
Class A-1 notes		$[●]	[●]%	[●][●], 20[●]
Class A-2[a] notes	}	$[●]	[●]%	[●][●], 20[●]
[Class A-2b notes]			[[Benchmark Rate] + [●]%[(2)]]
Class A-3 notes		$[●]	[●]%	[●][●], 20[●]
[Class A-4 notes]		$[●]	[●]%	[●][●], 20[●]
[Class B notes]		$[●]	[●]%	[●][●], 20[●]
[Class C notes]		$[●]	[●]%	[●][●], 20[●]
[Class D notes][(3)]		$[●]	[●]%	[●][●], 20[●]

		Price to Public(4)	Underwriting Discount(4)	Proceeds to the depositor(4)
Per Class A-1 note		[●]%	[●]%	[●]%
Per Class A-2[a] note		[●]%	[●]%	[●]%
[Per Class A-2b note]		[●]%	[●]%	[●]%
Per Class A-3 note		[●]%	[●]%	[●]%
[Per Class A-4 note]		[●]%	[●]%	[●]%
[Per Class B note]		[●]%	[●]%	[●]%
[Per Class C note]		[●]%	[●]%	[●]%
[Per Class D note]		[●]%	[●]%	[●]%

(1)	The interest rate for each class of notes will be a fixed rate [or a combination of a fixed rate and a floating rate if that class has both a fixed rate tranche and a floating rate tranche].
[(2)

If issued, the Class A-2b notes will accrue interest at a floating rate based on a benchmark rate plus a spread. The initial benchmark rate will be the SOFR Rate, which will be determined by the calculation agent using the method described in “The Notes—Calculation of Floating Rate Interest” in this prospectus. If the sum of the benchmark rate plus the spread is less than 0.00% for any accrual period, then the interest rate for the Class A-2b notes, if any, for such accrual period will be deemed to be 0.00%. See “Risk Factors—Risks related to the issuance of a floating rate class of notes and the uncertainty of SOFR—A decrease in SOFR, including a negative benchmark rate, would reduce the rate of interest on the Class A-2b notes to 0.00%”.] [NOTE: For illustrative purposes, the prospectus contemplates that the Class A-2b notes will accrue interest at a floating rate based on 30-day average secured overnight financing rate (“SOFR ”). In a particular transaction, there may be no floating rate notes issued or different classes of notes may accrue interest at a floating rate and that floating rate of interest initially will be based on a SOFR-based rate such as SOFR, 30-day average SOFR or daily compounded SOFR.]

[(3)	The Class D notes are not being offered hereby and will be retained by the sponsor or another majority-owned affiliate of the sponsor, but will be entitled to certain payments as described herein.]
(4)

Total price to the public is $[●], total underwriting discount is $[●] and total proceeds to the depositor are $[●]. If all of the classes of notes are not sold at the initial offering price, the underwriter may change the public offering price and the other selling terms.

•   The issuing entity will also issue certificates that represent fractional undivided beneficial ownership interests in the issuing entity, will not bear interest and are not being offered hereby. [Some or all of one or more classes of notes may be initially retained by the depositor or conveyed to affiliates of the depositor.]

•   On the closing date, Nissan-Infiniti LT LLC will issue the 20[●]-[●] series certificate, which will be transferred to the issuing entity at the time that the issuing entity issues the notes and certificates. The 20[●]-[●] series certificate is not being offered under this prospectus.

•   The notes will accrue interest from and including the closing date.

•   The principal of and interest on the notes will generally be payable on the [15th] day of each month, unless the [15th] day is not a business day, in which case payment will be made on the following business day. The first payment will be made on [●][●], 20[●].

•   Credit enhancement for the notes will consist of a reserve account, overcollateralization [and, in the case of each class of the offered notes, the subordination of certain payments to the noteholders of less senior classes of notes, as described under “Summary—Credit and Cash Flow Enhancement” in this prospectus [and [an] [Interest rate [cap] [swap] agreement(s) with [●], as [cap provider][swap counterparty], to mitigate the risk associated with an increase in the floating interest rate of each class of the floating rate notes, if any]. [A portion of the receivables may be acquired by the issuing entity subsequent to the closing date during the funding period described in this prospectus using amounts deposited in a pre-funding account on the closing date].

•   [The issuing entity will not pay principal during the revolving period, which is scheduled to terminate after the payment date occurring on [●]. However, if the revolving period terminates early as a result of an early amortization event, principal payments may commence prior to that date.]

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

[●]	[●]	[●]

The date of this prospectus is [●], [●].

i

(continued)

(continued)

Important Notice About Information Presented in this Prospectus

We have started this prospectus with two introductory sections describing the issuing entity and the notes in abbreviated form, followed by a more complete description of the terms of the notes. The introductory sections are:

1.	Summary—gives a brief introduction to the notes to be offered; and

2.	Risk Factors—describes briefly some of the risks to investors of a purchase of the notes.

Cross-references are included in this prospectus that direct you to more detailed descriptions of a particular topic. You can also find references to key topics in the Table of Contents in this prospectus.

You can find a listing of the pages where capitalized terms used in this prospectus are defined under the caption “Index of Principal Terms” beginning on page [●] in this prospectus.

You should rely only on the information contained in or incorporated by reference into this prospectus, including any appendices hereto. We have not authorized anyone to give you different information. We make no claim with respect to the accuracy of the information in this prospectus as of any date other than the date stated on the cover page. We are not offering the notes in any jurisdiction where it is not permitted.

If you have received a copy of this prospectus in electronic format, and if the legal prospectus delivery period has not expired, you may obtain a paper copy of this prospectus from the depositor upon written request to One Nissan Way, Room 5-124, Franklin, Tennessee 37067, or from the underwriters upon request.

In this prospectus, the terms “we,” “us” and “our” refer to Nissan Auto Leasing LLC II.

Whenever we use words like “intends,” “anticipates” or “expects,” or similar words in this prospectus, we are making a forward-looking statement, or a projection of what we think will happen in the future. Forward-looking statements are inherently subject to a variety of circumstances, many of which are beyond our control and could cause actual results to differ materially from what we anticipate. Any forward-looking statements in this prospectus speak only as of the date of this prospectus. We do not assume any responsibility to update or review any forward-looking statement contained in this prospectus to reflect any change in our expectation about the subject of that forward-looking statement or to reflect any change in events, conditions or circumstances on which we have based any forward-looking statement, except to the extent required by law.

Reports to Noteholders

After the notes are issued, unaudited monthly reports containing information concerning the issuing entity, the notes, the leases and the leased vehicles will be prepared by Nissan Motor Acceptance Company LLC (“NMAC”), and sent on behalf of the issuing entity to the indenture trustee, who will forward the same to Cede & Co. (“Cede”), as nominee of The Depository Trust Company (“DTC”).

The indenture trustee will also make such reports available to noteholders each month via its Internet website, which is presently located at [●]. Assistance in using this Internet website may be obtained by calling the indenture trustee’s customer service desk at [●]. The indenture trustee will notify the noteholders in writing of any changes in the address or means of access to the Internet website where the reports are accessible.

The reports do not constitute financial statements prepared in accordance with generally accepted accounting principles. NMAC, the depositor and the issuing entity do not intend to send any of their financial reports to the beneficial owners of the notes. The issuing entity will file with the Securities and Exchange Commission (the “SEC”) all required annual reports on Form 10-K, distribution reports on Form 10-D, monthly asset data files on Form ABS-EE and current reports on Form 8-K. Those reports will be filed with the SEC under the name “Nissan Auto Lease Trust 20[●]-[●]” and file number 333-[●]-[●]. The issuing entity incorporates by reference any current reports on Form 8-K filed after the date of this prospectus by or on behalf of the issuing entity before the termination of the offering of the notes. The issuing entity’s annual reports on Form 10-K, distribution reports on Form 10-D, monthly asset data files on Form ABS-EE and current reports on Form 8-K, and amendments to those reports filed with, or otherwise furnished to, the SEC will not be made available on NMAC’s website because those reports are made available to the public on the SEC’s website referred to below.

The depositor and Nissan-Infiniti LT LLC have filed with the SEC a Registration Statement on Form SF-3 that includes this prospectus and certain amendments and exhibits under the Securities Act of 1933, as amended, relating to the offering of the notes described herein. This prospectus does not contain all of the information in the Registration Statement. As a recipient of this prospectus, you may request a copy of any document we incorporate by reference excluding any exhibit to such document (unless such exhibit is specifically incorporated by reference in that document) – free of charge, by writing or calling Nissan Motor Acceptance Company LLC, One Nissan Way, Franklin, Tennessee 37067, Attention: Treasury Department, telephone 615-725-1000. The SEC maintains a website (http://www.sec.gov) that contains reports, registration statements, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

v

NOTICE TO RESIDENTS OF THE UNITED KINGDOM

THE NOTES ARE NOT INTENDED TO BE OFFERED, SOLD OR OTHERWISE MADE AVAILABLE TO AND SHOULD NOT BE OFFERED, SOLD OR OTHERWISE MADE AVAILABLE TO ANY UK RETAIL INVESTOR IN THE UNITED KINGDOM. ((“UK ”) FOR THESE PURPOSES, A UK RETAIL INVESTOR MEANS A PERSON WHO IS ONE (OR MORE) OF: (I) A RETAIL CLIENT, AS DEFINED IN POINT (8) OF ARTICLE 2 OF REGULATION (EU) NO 2017/565 AS IT FORMS PART OF DOMESTIC LAW BY VIRTUE OF THE EUROPEAN UNION (WITHDRAWAL) ACT 2018 (AS AMENDED, THE “EUWA”); OR (II) A CUSTOMER WITHIN THE MEANING OF THE PROVISIONS OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (AS AMENDED, THE “FSMA”) AND ANY RULES OR REGULATIONS MADE UNDER THE FSMA TO IMPLEMENT DIRECTIVE (EU) 2016/97 (AS AMENDED), WHERE THAT CUSTOMER WOULD NOT QUALIFY AS A PROFESSIONAL CLIENT, AS DEFINED IN POINT (8) OF ARTICLE 2(1) OF REGULATION (EU) NO 600/2014 AS IT FORMS PART OF DOMESTIC LAW BY VIRTUE OF THE EUWA; OR (III) NOT A QUALIFIED INVESTOR AS DEFINED IN ARTICLE 2 OF THE UK PROSPECTUS REGULATION (A “UK QUALIFIED INVESTOR”) . CONSEQUENTLY NO KEY INFORMATION DOCUMENT REQUIRED BY REGULATION (EU) NO 1286/2014, AS AMENDED AS IT FORMS PART OF DOMESTIC LAW BY VIRTUE OF THE EUWA (THE “UK PRIIPS REGULATION”) FOR OFFERING OR SELLING THE NOTES OR OTHERWISE MAKING THEM AVAILABLE TO UK RETAIL INVESTORS IN THE UK HAS BEEN PREPARED AND THEREFORE OFFERING OR SELLING THE NOTES OR OTHERWISE MAKING THEM AVAILABLE TO ANY UK RETAIL INVESTOR IN THE UK MAY BE UNLAWFUL UNDER THE UK PRIIPS REGULATION.

THIS PROSPECTUS IS NOT A PROSPECTUS FOR THE PURPOSES OF THE UK PROSPECTUS REGULATION. THIS PROSPECTUS HAS BEEN PREPARED ON THE BASIS THAT ANY OFFERS OF NOTES IN THE UK WILL BE MADE ONLY TO A UK QUALIFIED INVESTOR. ACCORDINGLY, ANY PERSON MAKING OR INTENDING TO MAKE AN OFFER IN THE UK OF NOTES WHICH ARE THE SUBJECT OF THE OFFERING CONTEMPLATED IN THIS PROSPECTUS MAY ONLY DO SO TO ONE OR MORE UK QUALIFIED INVESTORS. NONE OF THE ISSUING ENTITY, THE DEPOSITOR OR ANY OF THE UNDERWRITERS HAS AUTHORIZED, NOR DO THEY AUTHORIZE, THE MAKING OF ANY OFFER OF NOTES IN THE UK OTHER THAN TO UK QUALIFIED INVESTORS. THE EXPRESSION “UK PROSPECTUS REGULATION” MEANS REGULATION (EU) 2017/1129 (AS AMENDED) AS IT FORMS PART OF DOMESTIC LAW BY VIRTUE OF THE EUWA.

THE NOTES MUST NOT BE OFFERED OR SOLD AND THIS PROSPECTUS AND ANY OTHER DOCUMENT IN CONNECTION WITH THE OFFERING AND ISSUANCE OF THE NOTES MUST NOT BE COMMUNICATED OR CAUSED TO BE COMMUNICATED IN THE UK EXCEPT TO PERSONS HAVING PROFESSIONAL EXPERIENCE IN MATTERS RELATING TO INVESTMENTS AND QUALIFYING AS INVESTMENT PROFESSIONALS UNDER ARTICLE 19(5) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2005, AS AMENDED (THE “ORDER”), OR TO PERSONS FALLING WITHIN ARTICLE 49(2)(A) TO (D) (HIGH NET WORTH COMPANIES, UNINCORPORATED ASSOCIATIONS, ETC.) OF THE ORDER OR WHO OTHERWISE FALL WITHIN AN EXEMPTION SET FORTH IN SUCH ORDER SUCH THAT SECTION 21(1) OF THE FSMA DOES NOT APPLY TO THE ISSUING ENTITY OR ARE PERSONS TO WHOM THIS PROSPECTUS OR ANY OTHER SUCH DOCUMENT MAY OTHERWISE LAWFULLY BE COMMUNICATED OR CAUSED TO BE COMMUNICATED (ALL SUCH PERSONS TOGETHER BEING REFERRED TO AS “RELEVANT PERSONS”).

NEITHER THIS PROSPECTUS NOR THE NOTES ARE OR WILL BE AVAILABLE IN THE UK TO PERSONS WHO ARE NOT RELEVANT PERSONS AND THIS PROSPECTUS MUST NOT BE ACTED ON OR RELIED ON BY PERSONS IN THE UK WHO ARE NOT RELEVANT PERSONS. ANY INVESTMENT OR INVESTMENT ACTIVITY TO WHICH THIS PROSPECTUS RELATES IS AVAILABLE IN THE UK ONLY TO RELEVANT PERSONS AND WILL, IN THE UK, BE ENGAGED IN ONLY WITH RELEVANT PERSONS. THE COMMUNICATION OF THIS PROSPECTUS TO ANY PERSON IN THE UK WHO IS NOT A RELEVANT PERSON IS UNAUTHORIZED AND MAY CONTRAVENE THE FSMA.

NOTICE TO RESIDENTS OF THE EUROPEAN ECONOMIC AREA

THE NOTES ARE NOT INTENDED TO BE OFFERED, SOLD OR OTHERWISE MADE AVAILABLE TO AND SHOULD NOT BE OFFERED, SOLD OR OTHERWISE MADE AVAILABLE TO ANY EEA RETAIL INVESTOR IN THE EUROPEAN ECONOMIC AREA. FOR THESE PURPOSES, AN EEA RETAIL INVESTOR MEANS A PERSON WHO IS ONE (OR MORE) OF: (I) A RETAIL CLIENT AS DEFINED IN POINT (11) OF ARTICLE 4(1) OF DIRECTIVE 2014/65/EU, AS AMENDED (“MIFID II”); OR (II) A CUSTOMER WITHIN THE MEANING OF DIRECTIVE (EU) 2016/97 (AS AMENDED), WHERE THAT CUSTOMER WOULD NOT QUALIFY AS A PROFESSIONAL CLIENT AS DEFINED IN POINT (10) OF ARTICLE 4(1) OF MIFID II; OR (III) NOT A QUALIFIED INVESTOR AS DEFINED IN THE EU PROSPECTUS REGULATION (AS DEFINED BELOW) (AN “EU QUALIFIED INVESTOR”). CONSEQUENTLY NO KEY INFORMATION DOCUMENT REQUIRED BY REGULATION (EU) NO 1286/2014, AS AMENDED (THE “PRIIPS REGULATION”) FOR OFFERING OR SELLING THE NOTES OR OTHERWISE MAKING THEM AVAILABLE TO EEA RETAIL INVESTORS IN THE EUROPEAN ECONOMIC AREA HAS BEEN PREPARED AND THEREFORE OFFERING OR SELLING THE NOTES OR OTHERWISE MAKING THEM AVAILABLE TO ANY EEA RETAIL INVESTOR IN THE EUROPEAN ECONOMIC AREA MAY BE UNLAWFUL UNDER THE PRIIPS REGULATION.

THIS PROSPECTUS IS NOT A PROSPECTUS FOR THE PURPOSE OF THE EU PROSPECTUS REGULATION. THIS PROSPECTUS HAS BEEN PREPARED ON THE BASIS THAT ANY OFFER OF NOTES IN THE EUROPEAN ECONOMIC AREA WILL BE MADE ONLY TO AN EU QUALIFIED INVESTOR. ACCORDINGLY, ANY PERSON MAKING OR INTENDING TO MAKE AN OFFER IN THE EUROPEAN ECONOMIC AREA OF NOTES WHICH ARE THE SUBJECT OF THE OFFERING CONTEMPLATED IN THIS PROSPECTUS MAY ONLY DO SO TO ONE OR MORE EU QUALIFIED INVESTORS. NONE OF THE ISSUING ENTITY, THE DEPOSITOR OR ANY OF THE UNDERWRITERS HAS AUTHORIZED, NOR DO THEY AUTHORIZE, THE MAKING OF ANY OFFER OF NOTES IN THE EUROPEAN ECONOMIC AREA TO ANY PERSON OR LEGAL ENTITY OTHER THAN AN EU QUALIFIED INVESTOR. THE EXPRESSION “EU PROSPECTUS REGULATION” MEANS REGULATION (EU) 2017/1129 (AS AMENDED).

TRANSACTION OVERVIEW(1)

(1)

This chart provides only a simplified overview of the relationships between the key parties to the transaction. Please refer to this prospectus for a further description of the relationships between the key parties.

[(2)	The [Class B notes][,][and][the Class C notes][,][and][the Class D notes][and the] certificates are not being offered hereby.]
•

The 20[●]-[●] Series Certificate represents a limited liability company interest in the titling company, to which a pool of closed-end vehicle leases and the related Nissan and Infiniti leased vehicles has been allocated.

•	The Unallocated Assets Series Certificate represents titling company assets not allocated to, or associated with, the 20[●]-[●] Series or any series interest similar to the 20[●]-[●] Series Assets.
•	The issuing entity has no rights in either the Unallocated Assets Series or the assets of any other series.

FLOW OF FUNDS*

*

This chart provides only a simplified overview of the priority of the monthly distributions. The order in which funds will flow each month as indicated above is applicable for so long as no event of default has occurred and the notes have not been accelerated. For more detailed information or for information regarding the flow of funds upon the occurrence of an event of default and acceleration of the notes, please refer to “Distributions on the Notes—Post-Acceleration Priority of Payments” in this prospectus for a further description.

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SUMMARY

This summary highlights selected information from this prospectus and may not contain all of the information that you need to consider in making your investment decision. This summary provides an overview of certain information to aid your understanding and is qualified in its entirety by the full description of this information appearing elsewhere in this prospectus. You should carefully read this prospectus in its entirety to understand all of the terms of the offering.

Issuing Entity	Nissan Auto Lease Trust 20[●]-[●], or the “issuing entity”. The issuing entity was established by a trust agreement dated as of [●] [●], 20[●], as amended and restated as of the closing date, and will be the entity that issues the notes and the certificates.

Depositor	Nissan Auto Leasing LLC II, or the “depositor”. You may contact the depositor by mail at One Nissan Way, Room 5-124, Franklin, Tennessee 37067 or by calling (615) 725-1121.

Sponsor, Servicer and Administrative Agent	Nissan Motor Acceptance Company LLC, or “NMAC”.

Indenture Trustee	[●], or the “indenture trustee”.

Owner Trustee	[●], or the “owner trustee”.

Asset Representations Reviewer	[●], or the “asset representations reviewer”.

[Cap Provider][Swap Counterparty]	[If the issuing entity enters into an interest rate [cap][swap] agreement as described under “—Interest Rate [Cap][Swap] Agreement”, [●] will be the [cap provider][swap counterparty].

Titling Company	Nissan-Infiniti LT LLC, or the “titling company”.

Holder of Unallocated Assets Series	[NILT LLC][NMAC]

[Statistical Cutoff Date]	[The statistical cutoff date that was used in preparing the statistical information presented in this prospectus for the leases and leased vehicles in the pool described in this prospectus is the close of business on [●], which we refer to as the “statistical cutoff date.”]

[Statistical Information]

[The statistical information in this prospectus is based on the leases and leased vehicles in the pool described in this prospectus as of the statistical cutoff date. The leases and leased vehicles allocated to, and associated with, a series interest in the Titling Company on the closing date will be the same leases and leased vehicles included in the pool described in this prospectus as of the statistical cutoff date except for those leases and leased vehicles [(i) that no longer satisfy the eligibility criteria specified in the basic documents or (ii) for which payment in full has been received in the ordinary course, in each case, as of the cutoff date]. The leases and leased vehicles in the pool described in this prospectus had an aggregate initial principal amount of $[●] as of the statistical cutoff date. The leases and leased vehicles allocated to, and associated with, the 20[●]-[●] series on the closing date will have an aggregate initial principal amount of not less than $[●] as of the cutoff date. The characteristics of the leases and leased vehicles allocated to, and associated with, the 20[●]-[●] series on the closing date may vary somewhat from the characteristics of the leases and leased vehicles in the pool described in this prospectus as of the statistical cutoff date, although the sponsor and the depositor do not expect the variance to be material.]

Cutoff Date	Close of business on [●], 20[●].

Closing Date	On or about [●], 20[●].

Offered Notes

The issuing entity will issue and offer the following notes:

Class	Initial Principal Amount			Interest Rate		Final Scheduled Payment Date
Class A-1 notes	$	[	●]	[	●]%	[	●]
Class A-2[a] notes	$	[	●]	[	●]%	[	●]
[Class A-2b notes	$	[	●]	[	●]%	[	●]]
Class A-3 notes	$	[	●]	[	●]%	[	●]
Class A-4 notes	$	[	●]	[	●]%	[	●]
Class B notes	$	[	●]	[	●]%	[	●]
[Class C notes	$	[	●]	[	●]%	[	●]]
[Class D notes	$	[	●]	[	●]%	[	●]]

(1)

[The Class A-2b notes will accrue interest at a floating rate based on the benchmark rate plus a spread. The initial benchmark rate will be the SOFR Rate, which will be determined by the calculation agent using the method described in “The Notes—Calculation of Floating Rate Interest”. If the sum of the SOFR Rate plus the spread is less than 0.00% for any accrual period, then the interest rate for the Class A-2b notes for such accrual period will be deemed to be 0.00%. See “Risk Factors—Risks related to the issuance of a floating rate class of notes and the uncertainty of SOFR—A decrease in SOFR, including a negative benchmark rate, would reduce the rate of interest on the Class A-2b notes to 0.00%”.]

[The Class A-2a notes and the Class A-2b notes are referred to in this prospectus collectively as the “Class A-2 notes.” If issued, the Class A-2b notes will be floating rate notes. All other classes of notes will be fixed rate notes. The allocation of the principal amount between the Class A-2a notes and the Class A-2b notes will be determined on the day of pricing of the notes offered hereunder. The principal amount of the Class A-2 notes may be allocated entirely to the Class A-2a notes, with no principal amount allocated to the Class A-2b notes, in which case no Class A-2b notes would be issued. Up to $[●], which is approximately [●]% of the aggregate principal amount of the Class A-2 notes, may be allocated to the Class A-2b notes.]

[The allocation between the Class A-3 notes and the Class A-4 notes will be determined no later than the day of pricing of the notes offered hereunder and may result in any number of possible scenarios, although the aggregate principal amount of the Class A-3 notes and the Class A-4 notes will be equal to $[●].]

We refer to the Class A-1 notes, the Class A-2 notes, [and] the Class A-3 notes [and the Class A-4 notes] as the “Class A notes.” We refer to the Class A notes [,and] [the Class B notes] [, and] [the Class C notes,] [and] [the Class D notes], collectively, as the “notes” or the “offered notes”.

Some or all of one or more classes of notes may be retained in whole or in part by the depositor or conveyed to an affiliate of the depositor. [The Class D notes are not being offered hereby and will be retained by the sponsor or another majority-owned affiliate of the sponsor, but will be entitled to certain payments as described herein.]

So long as the Class A notes are outstanding, the Class A notes will be the “controlling class,” with the exception of the notes held by the sponsor, the servicer, the administrator, the issuing entity, any certificateholder or any of their respective affiliates. [After the Class A notes have been paid in full, the Class B notes will be the controlling class.][ After the Class B notes have been paid in full, the Class C notes will be the controlling class.][ After the Class C notes have been paid in full, the Class D notes will be the controlling class.]

Certificates

The issuing entity will also issue certificates, which represent 100% of the undivided beneficial interest in the issuing entity. The issuing entity is not offering the certificates hereby. [All of] [[●]% of]] the certificates will initially be issued to the depositor but may be sold or otherwise transferred by the depositor on or after the closing date.

[However, the portion of certificates retained by the depositor to satisfy U.S. and EU credit risk retention rules will not be sold or transferred except as permitted under those rules. See “The Sponsor—Credit Risk Retention” and “—EU Securitization Regulation and UK Securitization Regulation” in this prospectus.]

The certificates will represent fractional undivided interests in the issuing entity and will not bear interest. The issuing entity will not make any distributions to the holders of the certificates on any payment date until all interest on and principal of the notes [and any net swap payments and swap termination payments due to the swap counterparty, if any, under the interest rate swap agreement(s)] that is due and payable on that payment date has been paid in full.

Terms of the Notes

Denominations:

The notes will be issued in minimum denominations of $[●] and integral multiples of $[●] in excess thereof.

Per annum interest rates:

Each class of notes will have a [fixed][or adjustable] rate of interest (which we refer to in this prospectus as [“fixed rate notes”][or “floating rate notes,” respectively]).

[If issued, the Class A-2b notes will accrue interest at a floating rate based on the benchmark rate plus a spread. The initial benchmark rate will be [insert available SOFR-based rate]. For a description of how interest will be calculated on the Class A-2b notes, see “The Notes—Calculation of Floating Rate Interest” in this prospectus. If the sum of the benchmark rate plus the applicable spread set forth on the front cover of this prospectus is less than 0.00% for any accrual period, then the interest rate for the Class A-2b notes for such accrual period will be deemed to be 0.00%. See “Risk Factors—Risks related to the issuance of a floating rate class of notes and the uncertainty of SOFR—A decrease in SOFR, including a negative benchmark rate, would reduce the rate of interest on the Class A-2b notes to 0.00%” and “The Notes—Calculation of Floating Rate Interest” in this prospectus.]

Accrual Periods and Payments:

The issuing entity will pay interest on the notes monthly, on the [15th] day of each month (or, if that day is not a business day, on the next business day), which we refer to as the “payment date”. The first payment date is [●] [15], 20[●]. On each payment date, payments on the notes will be made to holders of record as of the last business day preceding that payment date (except in limited circumstances where definitive notes are issued), which we refer to as the “record date”.

•	Interest on the Class A-1 notes [and the Class A-2b notes] will accrue from and including the prior payment date (or, with respect to the first payment date, from and including the closing date) to but excluding the following payment date.

•	Interest on the Class A-2[a] notes, [and] the Class A-3 notes [and][,][the Class A-4 notes] [[and][,] the Class B notes[,]] [[and] the Class C notes[,]] [and the Class D notes] will accrue from and including the [15th] day of the calendar month preceding each payment date (or, with respect to the first payment date, from and including the closing date) to but excluding the [15th] day of the month in which such payment date occurs.

•	Interest accrued as of any payment date but not paid on that payment date will be payable on the next payment date, together with interest on such amount at the applicable interest rate (to the extent lawful).

•	The issuing entity will pay interest on the Class A-1 notes [and the Class A-2b notes] on the basis of the actual number of days elapsed during the period for which interest is payable and a 360-day year. This means that the interest due on each payment date for the Class A-1 notes [and Class A-2b notes] will be the product of (i) the outstanding principal amount of the Class A-1 notes [or Class A-2b notes, as applicable,] before giving effect to any payments made on that payment date, (ii) the applicable interest rate and (iii) the actual number of days from and including the previous payment date (or, in the case of the first payment date, from and including the closing date) to but excluding the current payment date divided by 360.

•	The issuing entity will pay interest on the Class A-2[a] notes, [and] the Class A-3 notes [and][,][the Class A-4] notes] [and the Class B notes] on the basis of a 360-day year consisting of twelve 30-day months. This means that the interest due on each payment date for the Class A-2[a] notes, [and] the Class A-3 notes [and][,][the Class A-4 notes] [and the Class B notes[,]] [[and] the Class C notes[,]] [and the Class D notes] will be the product of (i) the outstanding principal amount of the related class of notes before giving effect to any payments made on that payment date, (ii) the applicable interest rate and (iii) 30 (or, with respect to the first payment date, the number of days from and including the closing date to but excluding the [15th] day of the month in which the first payment date occurs (assuming a 30 day calendar month)), divided by 360.

•	Interest payments on all Class A notes will have the same priority and will be paid[, pro rata with any senior swap termination payment to the swap counterparty, if any,] on a pro rata basis. Interest payments on the Class B notes will be subordinated to interest payments and, in specified circumstances, principal payments, on the Class A notes. [Interest payments on the Class C notes will be subordinated to interest payments and, in specified circumstances, principal payments, on the
Class B notes.][ Interest payments on the Class D notes will be subordinated to interest payments and, in specified circumstances, principal payments, on the Class C notes.]

•	A failure to pay the interest due on the notes of the controlling class (i.e., the senior most class of notes outstanding, with the Class A notes being the most senior and [the Class B notes][the Class C notes][the Class D notes] being the most junior) on any payment date that continues for a period of five business days or more will result in an event of default.

Principal Payments:

[The issuing entity will not pay principal during the revolving period.] Principal of the notes will be payable on each payment date [during the amortization period] (other than after the occurrence of an event of default under the indenture and an acceleration of the notes (unless and until the acceleration has been rescinded)) in the following order of priority:

(1) first, to the Class A-1 noteholders, until the principal amount of the Class A-1 notes is reduced to zero;

(2) second, to the Class A-2 noteholders [(pro rata between the Class A-2a noteholders and the Class A-2b noteholders, if applicable)], until the principal amount of the Class A-2 notes is reduced to zero;[and]

(3) third, then to the Class A-3 noteholders, until the principal amount of the Class A-3 notes is reduced to zero; [and][.]

[(4) fourth, to the Class A-4 noteholders, until the principal amount of the Class A-4 notes is reduced to zero;][and]]

[(5) fifth to the Class B noteholders, until the principal amount of the Class B notes is reduced to zero[;][and][.]]

[(6) sixth to the Class C noteholders, until the principal amount of the Class C notes is reduced to zero[;][and][.]]

[(7) seventh to the Class D noteholders, until the principal amount of the Class D notes is reduced to zero.]

Principal payments on the notes will be made from all available amounts after the servicing fee has been paid[, any net swap payment has been paid to the swap counterparty,] certain advances have been reimbursed and after payment of interest on the notes.

For a description of how principal will be distributed following acceleration of the notes after an event of default, see “—Interest and Principal Payments after an Event of Default and Acceleration of the Notes” below.

All unpaid principal of a class of notes will be due on the final scheduled payment date for that class.

[In addition, the issuing entity may make principal payments on the notes from funds on deposit in the pre-funding account, as described below under “Security for the Notes—The Accounts—The Pre-Funding Account.”]

Interest and Principal Payments after an Event of Default and Acceleration of the Notes:

On each payment date after the occurrence of an event of default under the indenture and an acceleration of the notes (unless and until the acceleration has been rescinded), available amounts (after [the swap counterparty, if any, has been paid any net swap payment due under the interest rate swap agreement, if any and] the servicing fee has been paid to the servicer and fees and expenses have been paid to the indenture trustee, the calculation agent, the owner trustee and the asset representations reviewer) will be applied to pay: (i) first, [on a pro rata basis, (a) to the swap counterparty, any senior swap termination payments, and (b)] interest on the Class A-1 notes, the Class A-2[a] notes, [the Class A-2b notes,] [and] the Class A-3 notes [and][,][the Class A-4 notes], on a pro rata basis, based on the amount of the noteholders’ interest distributable amount due to such class, until the accrued interest on such classes has been paid in full, (ii) second, principal of the Class A-1 notes, until the outstanding principal amount of the Class A-1 notes has been paid in full, and (iii) third, principal of the Class A-2[a] notes, [the Class A-2b notes,] [and] the Class A-3 notes [and][,][the Class A-4 notes], on a pro rata basis, based on the respective outstanding principal amounts of those classes of notes, until the outstanding principal amounts of those classes of notes have been paid in full[.][; (iv) fourth, interest on the Class B notes, the amount of the noteholders’ interest distributable amount due to the Class B notes, until the accrued interest on the Class B notes has been paid in full; [and] (v) fifth, principal of the Class B notes, until the outstanding principal amount of the Class B notes has been paid in full[.][: (vi) sixth, interest on the Class C notes, the amount of the noteholders’ interest distributable amount due to the Class C notes, until the accrued interest on the Class C notes has been paid in full; [and] (vii) seventh, principal of the Class C notes, until the outstanding principal amount of the Class C notes has been paid in full[.] [; (viii) eighth, interest on the Class D notes, the amount of the noteholders’ interest distributable amount due to the Class D notes, until the accrued interest on the Class D notes has been paid in full; and (ix) ninth, principal of the Class D notes, until the outstanding principal amount of the Class D notes has been paid in full.]

For more detailed information concerning payments of principal, you should refer to “The Notes—Principal” and “Distributions on the Notes” in this prospectus.

[Subsequent Leases and Leased Vehicles]

[[On the closing date, $[   ] of the proceeds from the sale of the notes by the depositor will be deposited in an account, which we refer to as the “pre-funding account.” We refer to the amount deposited in the pre-funding account on the closing date as the “pre-funded amount”, and represents [__]% of the initial aggregate securitization value (including the expected aggregate securitization value of the subsequent leases and related leased vehicles). During the funding period, the issuing entity will use the funds, if any, on deposit in the pre-funding account to acquire the beneficial interest in additional leases and leased vehicles from the depositor, which we refer to as “subsequent assets,” on each date (no more than once a week) which we refer to as a “funding date.” Subsequent assets must meet certain eligibility criteria as described in “The Leases—Criteria Applicable to the Selection of Additional Leases During the [Funding Period][Revolving Period]” in this prospectus.

Assuming that substantially all of the pre-funded amount is used for the allocation of subsequent assets, the aggregate principal balance of the subsequent assets as of their respective subsequent cut-off dates will equal approximately [●]% of the aggregate principal balance of all 20[●]-[●] series assets as of their respective cut-off dates.

The “funding period” will be the period that begins on the closing date and ends on the earliest to occur of:

•	[●], 20[●];[1]

•	the date on which the amount in the pre-funding account is $[10,000] or less; or

•	the occurrence of an event of default under the indenture.

On the first payment date following the termination of the funding period, the indenture trustee will withdraw any funds remaining on deposit in the pre-funding account (excluding investment earnings) and distribute them to the noteholders. See “Security for the Notes—The Accounts —Pre-Funding Account” in this prospectus.”]

[The Revolving Period]

[The issuing entity will not make payments of principal on the notes on payment dates related to the revolving period.

The “revolving period” consists of the monthly periods from [ ] through [ ] [Insert a date not to exceed three years from the closing date.], and the related payment dates. We refer to the monthly periods and the related payment dates following the revolving period as the “amortization period.”

If an early amortization event occurs, the revolving period will terminate early, and the amortization period will begin. See “The Revolving Period” in this prospectus.

On each payment date related to the revolving period, amounts otherwise available to make principal

[1]	NOTE: The funding period will not extend for more than one year from the date of the issuance of the securities in accordance with Item 1101(c)(3)(ii) of Regulation AB.

payments on the notes will be applied to purchase the beneficial interest in additional leases and related leased vehicles from the depositor for the purpose of maintaining the initial securitization value of the leases and related leased vehicles which we refer to as “subsequent assets”. Such subsequent assets must meet certain eligibility criteria as described in “The Leases—Criteria Applicable to the Selection of Additional Leases During the [Funding Period][Revolving Period]” in this prospectus.

The amount of subsequent assets and percentage of asset pool will be determined by the amount of cash available from payments and prepayments on existing assets.

The amount of subsequent assets will be determined by the amount of cash available from payments and prepayments on existing leases and related leased vehicles. [There are no stated limits on the amount of subsequent assets allowed to be purchased during the revolving period in terms of either dollars or percentage of the initial securitization value of the leases and related leased vehicles.] [Insert the maximum amount of subsequent assets that may be acquired during the revolving period and the percentage of the asset pool that may be acquired during the Revolving Period, to the extent applicable, in accordance with Items 1103(a)(5)(iii) and 1103(a)(5)(iv), respectively, of Regulation AB.] See “The Revolving Period” in this prospectus.]

Priority of Payments

[Revolving Period

During the revolving period, the servicer will allocate available amounts with respect to the related collection period as described below and will instruct the indenture trustee to make the following deposits and distributions, to the extent of available amounts on deposit in the collection account for such payment date, in the following order of priority:

•	first, to the servicer, the servicing fee and all unpaid servicing fees with respect to prior periods;

•	[second, to the swap counterparty, any net payments due under the interest rate swap agreement(s), if any;]

•	third, [on a pro rata basis, (a) to the swap counterparty, any senior swap termination payments for that payment date and (b)] based on the amounts due to each class, to the noteholders of the Class A notes, interest on the notes;

•	[fourth, to the noteholders of the Class B notes, interest on the notes;]

•	[fifth, to the noteholders of the Class C notes, interest on the notes;]

•	[sixth, to the noteholders of the Class D notes, interest on the notes;]

•	seventh, to the reserve account, an amount, if any, necessary to increase the balance of funds therein to the Reserve Account Requirement;

•	[eighth, to the swap counterparty, any Subordinated Swap Termination Payments for such payment date;]

•	ninth, to the indenture trustee and the calculation agent, any accrued and unpaid fees, expenses and indemnity payments, as applicable, due pursuant to the indenture but only to the extent that such fees, expenses or indemnity payments have been outstanding for at least 60 days;

•	tenth, to the owner trustee, any accrued and unpaid fees, expenses and indemnity payments due pursuant to the trust agreement but only to the extent that such fees, expenses or indemnity payments have been outstanding for at least 60 days;

•	eleventh, to the asset representations reviewer, any accrued and unpaid fees, expenses and indemnity payments due pursuant to the asset representations review agreement but only to the extent that such fees, expenses or indemnity payments have been outstanding for at least 60 days; and

•	twelfth, to the certificate distribution account for distribution to the certificateholders, any remaining amounts.

Amortization Period]

On each payment date [during the amortization period] prior to an acceleration of the notes (or after any such acceleration has been rescinded), the servicer will allocate available amounts with respect to the related collection period as described below and will instruct the indenture trustee (or, if the notes have been paid in full, the owner trustee) to make the following deposits and distributions, to the extent of available amounts on deposit in the collection account for such payment date, in the following order of priority:

•	[first, to the servicer, for reimbursement of any outstanding advances;]

•	second, to the servicer, the servicing fees, together with any unpaid servicing fees in respect of one or more prior collection periods;

•	[third, the net amounts owed by the issuing entity to the swap counterparty, if any;]

•	fourth, [on a pro rata basis, (a) to the swap counterparty, any senior swap termination payments for that payment date and (b)] based on the amounts due to each class, to the noteholders of the Class A notes, interest on the notes;

•	fifth, to the note distribution account for distribution to the noteholders, the First Allocation of Principal;

•	sixth, to the noteholders of the Class B notes, interest on the notes;

•	[seventh, to the note distribution account for distribution to the noteholders, the Second Allocation of Principal;]

•	[eighth, to the noteholders of the Class C notes, interest on the notes;]

•	[ninth, to the note distribution account for distribution to the noteholders, the Third Allocation of Principal;]

•	[tenth, to the noteholders of the Class D notes, interest on the notes;]

•	[eleventh, to the noteholders, the Fourth Allocation of Principal;]

•	[twelfth], to the note distribution account for distribution to the noteholders, the Regular Allocation of Principal;

•	[thirteenth], to the reserve account, an amount, if any, necessary to increase the balance of funds therein to the Reserve Account Requirement,

•	[fourteenth, to the swap counterparty, any Subordinated Swap Termination Payments for such payment date;]

•	[fifteenth ], to the indenture trustee and the calculation agent, any accrued and unpaid fees, expenses and indemnity payments, as applicable, due pursuant to the indenture but only to the extent that such fees, expenses or indemnity payments have been outstanding for at least 60 days;

•	[sixteenth ], to the owner trustee, any accrued and unpaid fees, expenses and indemnity payments due pursuant to the trust agreement but only to the extent that such fees, expenses or indemnity payments have been outstanding for at least 60 days;

•	[seventeenth], to the asset representations reviewer, any accrued and unpaid fees, expenses and indemnity payments due pursuant to the asset representations review agreement but only to the extent that such fees, expenses or indemnity payments have been outstanding for at least 60 days, and

•	[eighteenth], to the certificate distribution account for distribution to the certificateholders, any remaining amounts.

“First Allocation of Principal” means, for any payment date, an amount not less than zero equal to the excess, if any, of (a) the note balance of the Class A notes as of such payment date (before giving effect to any principal payments made on the Class A notes on such payment date) over (b) the aggregate securitization value as of the last day of the related collection period; provided, however, that the First Allocation of Principal on and after the final scheduled payment date for any class of Class A notes will not be less than the amount that is necessary to reduce the note balance of that class of Class A notes to zero.

[“Second Allocation of Principal” means, for any payment date, an amount not less than zero equal to (1) the excess, if any, of (a) the note balance of the Class A notes and the Class B notes as of such payment date (before giving effect to any principal payments made on the Class A notes and the Class B notes on such payment date) over (b) the aggregate securitization value as of the last day of the related collection period minus (2) the First Allocation of Principal for that payment date; provided, however, that the Second Allocation of Principal on and after the final scheduled payment date for any class of Class B notes will not be less than the amount that is necessary to reduce the note balance of that class of Class B notes to zero (after the application of the First Allocation of Principal).]

[“Third Allocation of Principal” means, for any payment date, an amount not less than zero equal to (1) the excess, if any, of (a) the note balance of the Class A notes, the Class B notes and the Class C notes as of such payment date (before giving effect to any principal payments made on the Class A notes, the Class B notes and the Class C notes on such payment date) over (b) the aggregate securitization value as of the last day of the related collection period minus (2) the sum of the First Allocation of Principal and the Second Allocation of Principal for that payment date; provided, however, that the Third Allocation of Principal on and after the final scheduled payment date for any class of Class C notes will not be less than the amount that is necessary to reduce the note balance of that class of Class C notes to zero (after the application of the First Allocation of Principal and the Second Allocation of Principal).]

[“Fourth Allocation of Principal” means, for any payment date, an amount not less than zero equal to (1) the excess, if any, of (a) the note balance of the Class A notes, the Class B notes, the Class C Notes and the Class D notes as of such payment date (before giving effect to any principal payments made on the Class A notes, the Class B notes, the Class C Notes and the Class D notes on such payment date) over (b) the aggregate securitization value as of the last day of the related collection period minus (2) the sum of the First Allocation of Principal, the Second Allocation of Principal and the Third Allocation of Principal for that payment date; provided, however, that the Fourth Allocation of Principal on and after the final scheduled payment date for any class of Class D notes will not be less than the amount that is necessary to reduce the note balance of that class of Class D notes to zero (after the application of the First Allocation of Principal, the Second Allocation of Principal and the Third Allocation of Principal).]

“Regular Allocation of Principal” means, for any payment date, an amount not less than zero equal to the lesser of (a) the excess of (i) the sum of (A) the aggregate securitization value as of the first day of the related collection period minus the aggregate securitization value as of the last day of the related collection period plus (B) any noteholders’ principal carryover shortfall for such payment date, if any, over (ii) [the sum of ] the First Allocation of Principal [, the Second Allocation of Principal, [and] the Third Allocation of Principal and the Fourth Allocation of Principal] for such payment date, if any, and (b)(i) the outstanding note balance of the notes minus (ii) [the sum of ] the First Allocation of Principal [, the Second Allocation of Principal, [and] the Third Allocation of Principal and the Fourth Allocation of Principal] for such payment date; provided, that if the sum of the amounts in the reserve account and the remaining available funds after the payments under clauses (i) through [(xvi)] of the priority of payments under “—Deposits to the Distribution Accounts; Priority of Payments” in this prospectus would be sufficient to pay in full the aggregate unpaid note balance of all of the outstanding notes and the servicer has so specified in the payment date certificate, then the Regular Allocation of Principal for such payment date shall equal the note balance less [the sum of ] the First Allocation of Principal [, the Second Allocation of Principal, [and] the Third Allocation of Principal and the Fourth Allocation of Principal]; provided, further, that the Regular Allocation of Principal on and after the final scheduled payment date for the Class [B][C][D] notes will not be less than the amount that is necessary to reduce the note balance of the Class [B][C][D] notes to zero.

[Advances

The servicer [is required to][may] advance to the issuing entity (i) lease payments that are due but unpaid by the lessees and (ii) estimated proceeds from expected sales on leased vehicles for which the related leases have terminated during the related collection period. The servicer [will not be required to][may not] make any advance if it determines that it will not be able to recover an advance from future payments on the related lease or disposition proceeds of the related leased vehicle.

For more detailed information on advances and reimbursement of advances, you should refer to “Description of the Servicing Agreement—Advances” in this prospectus.]

Events of Default

The occurrence and continuation of any of the following events will be an “event of default” under the indenture:

•	the issuing entity fails to pay interest on any note of the controlling class within five business days after such interest is due;

•	the issuing entity fails to pay the principal of any note in full on its final scheduled payment date or redemption date;

•	the issuing entity materially defaults in the observance or performance of any covenant or agreement of the issuing entity (other than as set forth in the first and second bullet points above), or any representation or warranty of the issuing entity made in the indenture or in any certificate or other writing delivered under the indenture that proves to have been inaccurate in any material respect at the time made, which default or inaccuracy materially and adversely affects the interests of the noteholders and such default or inaccuracy will continue or not be cured, or the circumstance or condition in respect of which such misrepresentation or warranty was inaccurate will not have been eliminated or otherwise cured, for a period of 60 days (or for such longer period not in excess of 90 days as may be reasonably necessary to remedy such failure; provided that (A) such failure is capable of remedy within 90 days or less and (B) a majority of the aggregate outstanding principal amount of the notes, voting as a single class, consent to such longer cure period) after written notice thereof is given to the issuing entity by the indenture trustee or to the issuing entity and the indenture trustee by the holders of notes holding not less than the majority of the aggregate outstanding principal amount of the notes, voting as a single class; or

•	certain events of bankruptcy, insolvency, receivership or liquidation of the issuing entity (which, if involuntary, remains unstayed for more than 90 days).

If an event of default occurs and is continuing, the indenture trustee or holders of at least a majority of the outstanding principal amount of the notes, voting as a single class, may declare the principal of the notes and all accrued and unpaid interest thereon immediately due and payable. That declaration, under limited circumstances, may be rescinded by the holders of at least a majority of the outstanding principal amount of the notes voting as a single class. After an event of default and the acceleration of the notes (unless and until such acceleration has been rescinded), funds on deposit in the collection account and the reserve account will be applied to pay principal of and interest on the notes in the order and amounts specified under “Distributions on the Notes—Deposits to the Distribution Accounts; Priority of Payments” in this prospectus[, and to pay amounts owing to the swap counterparty, if any, pursuant to the interest rate swap agreement, if any]. In addition, after an event of default and acceleration of the notes, the indenture trustee or the noteholders may elect to exercise certain remedies described in “Description of the Indenture—Remedies Upon an Event of Default.”

For more detailed information regarding the events constituting an event of default and the remedies available following such default, you should refer to “Description of the Indenture—Events of Default” and “—Remedies Upon an Event of Default” in this prospectus.

The Series Certificate

Motor vehicle dealers in the NMAC network of dealers have assigned closed-end retail lease contracts and have sold the related Nissan and Infiniti leased vehicles — which may include Nissan and Infiniti automobiles, sport utility vehicles and light-duty trucks — to the titling company. The leases have been underwritten using the underwriting criteria described in this prospectus under “The Sponsor—Lease Underwriting Procedures.”

On or before the closing date, the titling company will establish a separate series of limited liability company interest in the titling company, which is also called a “Series Interest” and allocate to, and associate with, such Series Interest (the “20[●]-[●] Series”●●) leases and related leased vehicles owned by the titling company. Each lease and the related leased vehicle allocated to, and associated with, the 20[●]-[●] Series will be selected based on the eligibility criteria as described under “Characteristics of the Leases—General” in this prospectus.

The 20[●]-[●] Series will be represented by a series certificate representing an interest in the 20[●]-[●]

Series (the “20[●]-[●] series certificate”). Upon the creation of the 20[●]-[●] Series, the titling company will issue the 20[●]-[●] series certificate to [NILT LLC][NMAC], as holder of the unallocated assets series. [NILT LLC][NMAC] will then sell the 20[●]-[●] series certificate to Nissan Auto Leasing LLC II pursuant to a series certificate sale agreement. The 20[●]-[●] series certificate will be resold by Nissan Auto Leasing LLC II to the issuing entity pursuant to a series certificate transfer agreement in exchange for the notes and certificates issued by the issuing entity.

The 20[●]-[●] series certificate will evidence an indirect limited liability company interest, rather than a direct ownership interest, in the related series assets. By holding the 20[●]-[●] series certificate, the issuing entity will receive an amount equal to all payments made on or in respect of the series assets, except as described under “Risk Factors—Risks related to the limited nature of the issuing entity’s assets—Interests of other persons in the leases and the leased vehicles could be superior to the issuing entity’s interest, which may result in delayed or reduced payments on your notes” in this prospectus. Payments made on or in respect of all other titling company assets will not be available to make payments on the notes and the certificates. The 20[●]-[●] series certificate is not offered to you under this prospectus.

Assets of the Issuing Entity

The primary assets of the issuing entity will consist of the 20[●]-[●] series certificate representing the series interest in a pool of closed-end Nissan and Infiniti leases, the related Nissan and Infiniti leased vehicles and related assets, including the right to receive all monthly payments under the leases and the amounts realized from all sales of the related leased vehicles received in each case after the close of business on [●] (the [initial] “cutoff date”), [and for the subsequent assets allocated to the 20[●]-[●] series on a funding date is the date specified in the notice relating to that funding date, which we refer to as the “subsequent cut-off date”] [along with payments due under each interest rate [cap][swap] agreement, if any, for each class of floating rate notes, if any,] together with amounts in various accounts, including a reserve account.

The leases and the related leased vehicles allocated to, and associated with, the 20[●]-[●] Series will have the following characteristics as of the close of business on the [statistical] cutoff date:

•	an aggregate securitization value of $[●];

•	an aggregate discounted base residual value of the related leased vehicles of $[●] (approximately [●]% of the aggregate securitization value);

•	a weighted average original lease term of approximately [●] months;[and]

•	a weighted average remaining term to scheduled maturity of approximately [●] months[; and]

•	[Insert disclosure required by instruction to Item 1103(a)(2) of Regulation AB, if applicable, of modifications made to the pool assets after origination].

The securitization value of each lease and the related leased vehicle will be the sum of the present value, discounted at the securitization rate of [●]%, of (i) the remaining monthly payments payable under the lease, and (ii) the base residual of the leased vehicle.

The base residual is the lowest of (a) the residual value of the related leased vehicle at the scheduled termination of the lease established by Automotive Lease Guide in [[●] 20[●]] as a “mark-to-market” value without making a distinction between value adding options and non-value adding options, (b) the residual value of the related leased vehicle at the scheduled termination of the lease established by Automotive Lease Guide in [[●] 20[●]] as a “mark-to-market” value giving only partial credit or no credit for options that add little or no value to the resale price of the vehicle, and (c) the residual value of the related leased vehicle at the scheduled termination of the lease established or assigned by NMAC at the time of origination of the lease.

As described in “The Sponsor—Lease Underwriting Procedures,” under NMAC’s origination process, credit applications are evaluated by NMAC’s computer auto-decisioning system and are either automatically approved, automatically rejected or forwarded for review by an NMAC credit analyst based on NMAC’s auto-decisioning system. Applications that are not either automatically approved or automatically rejected are ultimately reviewed by an NMAC credit analyst with appropriate approval authority. [●] leases in the pool of leases and the related leased vehicles allocated to, and associated with, the 20[●]-[●] Series having an aggregate securitization value of $[●] (approximately [●]% of the aggregate securitization value of the pool of leases and the related leased vehicles allocated to, and associated with, the 20[●]-[●] Series as of the [statistical] cutoff date) were automatically approved by NMAC’s auto-decisioning system, while [●] leases in the pool of leases and the related leased vehicles allocated to, and associated with, the 20[●]-[●] Series having an aggregate securitization value of $[●] (approximately [●]% of the aggregate securitization value of the pool of leases and the related leased vehicles allocated to, and associated with, the 20[●]-[●] Series as of the [statistical] cutoff date) were evaluated and approved by an NMAC credit analyst with appropriate authority in accordance with NMAC’s written underwriting guidelines. [NMAC does not consider any of the leases in the pool of leases and the related leased vehicles described in this prospectus to constitute exceptions to NMAC’s written underwriting guidelines.]

For more information regarding the issuing entity’s property, you should refer to “The Issuing Entity—Property of the Issuing Entity,” “The 20[●]-[●] Series” and “The Leases” in this prospectus.

Representations and Warranties

NMAC will make certain representations and warranties regarding the characteristics of the leases as of the cutoff date. A breach of one or more of these representations may, subject to certain conditions, result in NMAC being obligated to direct the reallocation of leases and the related leased vehicles to the Unallocated Assets Series or another series of the titling company and to make a corresponding repurchase payment to the issuing entity. See “Description of the Servicing Agreement—Purchase of Leased Vehicles Before Their Lease Maturity Dates.” This obligation will constitute the sole remedy available to the noteholders or the issuing entity for any uncured breach of those representations and warranties, although the reallocation and repurchase obligation may be enforced through dispute resolution, as described below.

If the depositor, the issuing entity, the owner trustee (acting at the direction of a certificateholder), the indenture trustee (acting at the direction of an investor) or an investor requests that NMAC reallocate and repurchase any lease due to a breach of representation or warranty as described above, and the request has not been fulfilled or otherwise resolved to the reasonable satisfaction of the requesting party within 180 days of the receipt of notice of the request by NMAC, the requesting party will have the right to refer the matter, at its discretion, to either mediation or third-party arbitration. The terms of the mediation or arbitration, as applicable, are described under “Description of the Indenture—Requests to Repurchase and Dispute Resolution” in this prospectus.

Review of Asset Representations

If the aggregate amount of 60-day delinquent leases exceeds the threshold set forth in “Description of the Servicing Agreement—Asset Representations Review” in this prospectus, then, subject to the conditions specified therein, investors representing at least a majority of the voting investors, voting as a single class, may direct the asset representations reviewer to perform a review of the delinquent leases for compliance with the representations and warranties made by NMAC. See “Description of the Servicing Agreement—Asset Representations Review” in this prospectus.

Servicing/Administration

NMAC will service the titling company assets, including the 20[●]-[●] series assets. In addition, NMAC will perform the administrative obligations required to be performed by the issuing entity or the owner trustee under the indenture, the trust agreement and certain other basic documents. On each payment date, NMAC will be paid a fee for performing its servicing and administrative obligations in an amount equal to one-twelfth of [●]% of the aggregate securitization value of the leases and leased vehicles allocated to, and associated with, the 20[●]-[●] series certificate at the beginning of the preceding month, or in the case of the first payment date, at the cutoff date. As additional compensation, the servicer will be entitled to retain administrative fees charged to lessees (to the extent not needed for payment of insurance premiums, taxes or similar charges for the leased vehicles) if any, and any income from investment of funds on deposit in the collection account and the reserve account. The servicing fee will be payable from amounts collected under the leases and amounts realized from sales of the related leased vehicles, and will be paid to the servicer prior to the payment of principal of and interest on the notes.

You should refer to “Distributions on the Notes—Compensation for Servicer and Administrative Agent” in this prospectus for more detailed information regarding the servicing fees to be paid to NMAC.

Credit and Cash Flow Enhancement

Credit enhancement provides protection for the notes against losses and delays in payment on the leases or other shortfalls of cash flow. The enhancement for the notes will be overcollateralization[,] [and] the reserve account, [and the interest rate [cap][swap] agreement, if any][ and subordination of certain payments as described below]. The enhancement is intended to protect you against losses and delays in payments on your notes by absorbing losses on the leases and other shortfalls in cash flows. . If the credit enhancement is not sufficient to cover all amounts payable on the notes, notes having a later final scheduled payment date generally will bear a greater risk of loss than notes having an earlier final scheduled payment date. See also “Security for the Notes—The Accounts” in this prospectus.

The credit enhancement for the notes will be as follows:

Class A notes:	Subordination of payments on the Class B notes[[,][and] the Class C notes [and the Class D notes]], overcollateralization and the reserve account.

[Class B notes:]	[Overcollateralization [,][and][subordination of the Class C notes [and the Class D notes]] and the reserve account.]

[Class C notes:]	[Overcollateralization [,][and][subordination of the Class D notes] and the reserve account.]

[Class D notes:]	[Overcollateralization and the reserve account.]

[Subordination of Payments on [the Class B Notes][,][and][the Class C notes][and][the Class D notes]

As long as the Class A notes remain outstanding, payments of interest on any payment date on [the Class B Notes][,][and][the Class C notes][and][the Class D notes] will be subordinated to payments of interest on the Class A notes and certain other payments on that payment date (including principal payments of the Class A notes in specified circumstances), and payments of principal of [the Class B Notes][,][and][the Class C notes][and][the Class D notes] will be subordinated to all payments of principal of and interest on the Class A notes and certain other payments on that payment date. As long as the Class B notes remain outstanding, payments of interest on any payment date on [the Class C notes][and][the Class D notes] will be subordinated to payments of interest on the Class B notes and certain other payments on that payment date (including principal payments of the Class B notes in specified circumstances), and payments of principal of [the Class C notes][and][the Class D notes] will be subordinated to all payments of principal of and interest on the Class B notes and certain other payments on that payment date. As long as the Class C notes remain outstanding, payments of interest on any payment date on [the Class D notes] will be subordinated to payments of interest on the Class B notes and certain other payments on that payment date (including principal payments of the Class C notes in specified circumstances), and payments of principal of [the Class D notes] will be subordinated to all payments of principal of and interest on the Class A notes and certain other payments on that payment date. If the notes have been accelerated after an event of default under the indenture, the priority of these payments will change. For a description of these changes in priority, see “Distributions on the Notes—Deposits to the Distribution Accounts; Priority of Payments” and “—Post-Acceleration Priority of Payments”.

Overcollateralization:

Overcollateralization is the amount by which the aggregate securitization value [plus, during the funding period, the amount on deposit in the pre-funding account)] exceeds the aggregate outstanding principal amount of the notes. Overcollateralization means that there will be additional assets generating collections that will be available to cover credit losses on the leases. The initial amount of overcollateralization [will][is expected to] be [at least] $[●], which is approximately [●]% of the aggregate securitization value of the pool of leases and the related leased vehicles allocated to, and associated with, the 20[●]-[●] Series as of the cutoff date.

The Reserve Account:

The servicer, on behalf of the issuing entity, will establish a reserve account in the name of the indenture trustee. The reserve account will be funded as follows:

•	on the closing date, the depositor cause to be deposited into the reserve account an amount equal to at least $[●], which is at least [●]% of the aggregate securitization value of the pool of leases and the related leased vehicles allocated to, and associated with, the 20[●]-[●] Series as of the cutoff date[, plus an amount expected to cover the negative carry with respect to the accrued interest on that portion of the note balance equal to amounts on deposit in the pre-funding account and earnings on funds, if any, on deposit in the pre-funding account]; and

•	thereafter, on each payment date while the notes remain outstanding, the “Reserve Account Requirement” will be [(i)] on each payment date [on or prior to the payment in full of the Class A-2 notes], at least [●]% of the aggregate securitization value of the pool of leases and the related leased vehicles as of the cutoff date[ and (ii) on each payment date following the payment in full of the Class A-2 notes, at least [●]% of the aggregate securitization value of the pool of leases and the related leased vehicles as of the cutoff date]; provided, however, that on any payment date (after taking into account all distributions from the Series Collection Account on such date) on which the note balance is zero, the “reserve account requirement” will be an amount equal to $0. On each payment date, excess collections remaining after payment of the servicing fee, reimbursement of servicer advances[,] [and] payment of principal of and interest on the notes [and payments due to the swap counterparty, if any,] will be deposited into the reserve account to fund and maintain the reserve account requirement.

On each payment date, after all appropriate deposits and withdrawals are made to and from the reserve account, any amounts on deposit in the reserve account in excess of the reserve account requirement will be released to the holders of the certificates, as beneficial owners of the issuing entity.

Funds in the reserve account on each payment date will be available to cover shortfalls in payments on the notes [and any net swap payments and senior swap termination payments then payable to the swap counterparty, if any] until the amount on deposit in the reserve account is zero. The reserve account will be pledged to the indenture trustee to secure repayment of the notes. See “Distributions on the Notes—Deposits to the Distribution Accounts; Priority of Payments” in this prospectus.

For more information regarding the reserve account, you should refer to “Security for the Notes—The Accounts—The Reserve Account” in this prospectus.

[Interest Rate Cap Agreement(s)]

[On the closing date, for each class of floating rate notes, if any, the issuing entity will enter into a corresponding transaction pursuant to an interest rate cap agreement with the cap provider to hedge the floating interest rate on each class of floating rate notes. If [SOFR-based rate] related to any payment date exceeds the cap rate of [●]%, the cap provider will pay to the issuing entity an amount equal to the product of:

•	[SOFR-based rate] for the related payment date minus the cap rate of [●]%;

•	the notional amount on the cap, [which will be equal to the total outstanding principal amount on each class of the floating rate notes, if any, on the first day of the accrual period related to such payment date]; and

•	a fraction, the numerator of which is the actual number of days elapsed from and including the previous payment date, to but excluding the current payment date, or with respect to the first payment date, from and including the closing date, to but excluding the first payment date, and the denominator of which is [360][365].

The obligations of the cap provider under the interest rate cap agreement are unsecured.

If the cap provider’s long-term senior unsecured debt ceases to be rated at a level acceptable to the hired rating agencies, the cap provider will be obligated to post collateral or establish other arrangements satisfactory to the hired rating agencies to secure its obligations under the interest rate cap agreement(s) or arrange for an eligible substitute cap provider satisfactory to the issuing entity.

Any amounts received under any interest rate cap agreement will be a source for interest payments on the floating rate notes, if any. The issuing entity will not be required to make any payments to the cap provider under the interest rate cap agreement(s), other than an upfront payment.

The issuing entity’s rights under the interest rate cap agreement are pledged under the indenture.

For a more detailed description of the interest rate cap agreement and the cap provider, see “The Notes—Interest Rate Cap Agreement(s)” and the “The Cap Provider” in this prospectus.]

[Interest Rate Swap Agreement(s)]

[On the closing date, for each class of floating rate notes, if any, the issuing entity will enter into a corresponding transaction pursuant to an interest rate swap agreement with the swap counterparty to hedge the floating interest rate on each class of floating rate notes. The interest rate swap transaction for each class of floating rate notes will have an initial notional amount equal to the principal amount of the related class of floating rate notes on the closing date, which notional amount will decrease by the amount of any principal payments paid on the class of floating rate notes.

In general, under each interest rate swap agreement, if any, on each payment date the issuing entity will be obligated to pay the swap counterparty a fixed rate payment based on a per annum fixed rate times the notional amount of the interest rate swap agreement for a class of floating rate notes, if any, and the swap counterparty will be obligated to pay a per annum floating interest rate payment based on [SOFR-based rate] times the notional amount of the corresponding interest rate swap agreement. Payments (other than swap termination payments) on the interest rate swap agreement(s), if any, will be exchanged on a net basis, and will be aggregated such that the net payments due under the interest rate swap agreement(s) for any payment date will result in a single net swap payment or net swap receipt for the payment date. Any net swap payment owed by the issuing entity to the swap counterparty on the interest rate swap ranks higher in priority than all payments on the notes.

If the issuing entity fails to make a net swap payment due under the interest rate swap agreement or if a bankruptcy event occurs with respect to the issuing entity, a senior swap termination payment may be due to the swap counterparty will be paid pro rata with payments of interest on the notes and will be higher in priority than payments of principal of the notes. Subordinated swap termination payments that may be due because of an event of default or termination event under the interest rate swap agreement not involving the issuing entity’s failure to make a net swap payment or a bankruptcy event with respect to the issuing entity, will be subordinate to payments of principal of and interest on the notes.

The issuing entity’s obligation to pay any net swap payment and any other amounts due under each interest rate swap agreement is secured under the indenture by the issuing entity’s property. The issuing entity’s rights under the interest rate swap agreement are pledged under the indenture.

For a more detailed description of the interest rate swap agreement and the swap counterparty, see “The Notes—Interest Rate Swap Agreement(s)” and “The Swap Counterparty” in this prospectus.]

Optional Purchase

NMAC, as servicer, has the option to purchase or cause to be purchased all of the assets of the issuing entity on any payment date on which the aggregate securitization value of the leases and leased vehicles allocated to, and associated with, the 20[●]-[●] Series is less than or equal to [●]% of the initial aggregate securitization value of the leases and leased vehicles allocated to, and associated with, the 20[●]-[●] Series as of the cutoff date. If the servicer exercises this option, any notes that are outstanding at that time will be prepaid in whole at a redemption price equal to their unpaid principal amount plus accrued and unpaid interest.

For more information regarding the optional purchase, you should refer to “Distributions on the Notes—Optional Purchase” in this prospectus.

Tax Status

On the closing date, Mayer Brown LLP, special federal tax counsel to the issuing entity, will deliver an opinion, subject to the assumptions and qualifications therein, to the effect that the [offered] notes (other than such notes, if any, beneficially owned by (i) the issuing entity or a person treated as the same person as the issuing entity for U.S. federal income tax purposes (ii) a member of an expanded group (as defined in Treasury Regulation Section 1.385-1(c)(4) or any successor regulation then in effect) that includes the issuing entity (or a person considered to be the same person as the issuing entity for United States federal income tax purposes), (iii) a “controlled partnership” (as defined in Treasury Regulation Section 1.385-1(c)(1) or any successor regulation then in effect) of such expanded group or (iv) a disregarded entity owned directly or indirectly by a person described in preceding clause (ii) or (iii)) will be characterized as debt for U.S. federal income tax purposes and that the issuing entity will not be classified as an association or publicly traded partnership taxable as a corporation. At closing, the issuing entity will be disregarded as separate from the depositor for U.S. federal income tax purposes but may be treated as a partnership should the depositor transfer any of the certificates to another party (that is not treated as the same person as the depositor for U.S. federal income tax purposes) or should any of the notes be characterized by the Internal Revenue Service as equity of the issuing entity.

The depositor will agree, and the noteholders and beneficial owners will agree by accepting the notes or a beneficial interest therein, to treat the notes as debt for U.S. federal, state and local income and franchise tax purposes.

We encourage you to consult your own tax advisor regarding the U.S. federal income tax consequences of the purchase, ownership and disposition of the notes and the tax consequences arising under the laws of any state or other taxing jurisdiction.

You should refer to “Material U.S. Federal Income Tax Consequences” in this prospectus.

U.S. Employee Benefit Plan Considerations

Subject to the considerations discussed under “Certain U.S. Employee Benefit Plan Considerations,” the offered notes may be acquired with the assets of an “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), that is subject to Title I of ERISA, a “plan” as defined in Section 4975(e)(1) of the Internal Revenue Code of 1986, as amended (the “Code”) that is subject to Section 4975 of the Code, or any entity deemed to hold plan assets of either of the foregoing (each a “Benefit Plan Investor”), as well as “governmental plans” (as defined in Section 3(32) of ERISA), any other employee benefit plans or plans that are not subject to Title I of ERISA or Section 4975 of the Code and any entity deemed to hold plan assets of the foregoing (collectively, with Benefit Plan Investors, referred to as “Plans”). Fiduciaries of Plans are urged to carefully review the matters discussed in this prospectus and consult with their legal advisors before making a decision to invest in the offered notes. See “Certain U.S. Employee Benefit Plan Considerations.”

[Money Market Investment

The Class A-1 notes will be structured to be “eligible securities” for purchase by money market funds under Rule 2a-7 under the Investment Company Act of 1940, as amended. Rule 2a-7 includes additional criteria for investments by money market funds, including requirements and clarifications relating to portfolio credit risk analysis, maturity, liquidity and risk diversification. It is the responsibility solely of the money market fund and its advisor to satisfy those requirements. Money market funds contemplating a purchase of the Class A-1 notes are encouraged to consult their counsel before making a purchase.]

Certain Investment Considerations

The issuing entity will be structured so as not to constitute a “covered fund” as defined in the final regulations issued December 10, 2013 implementing the statutory provision commonly known as the “Volcker Rule” (Section 619 of the Dodd-Frank Wall Street Reform and Consumer Protection Act).

Ratings

NMAC, as sponsor, expects that the notes will receive credit ratings from two nationally recognized statistical rating organizations hired by the sponsor to assign ratings on the notes (the “hired rating agencies”). The ratings of the notes will address the likelihood of payment of principal of and interest on the notes according to their terms. Although the hired rating agencies are not contractually obligated to do so, we believe that each hired rating agency rating the notes will monitor the ratings using its normal surveillance procedures. Any hired rating agency may change or withdraw an assigned rating at any time. In addition, a rating agency not hired by the sponsor to rate the transaction may provide an unsolicited rating that differs from (or is lower than) the ratings provided by the hired rating agencies. Any rating action taken by a rating agency, whether hired or otherwise, may not necessarily be taken by any other rating agency. No transaction party will be responsible for monitoring any changes to the ratings on the notes. See “Risk Factors—Risks related to certain features of the notes and financial market disruptions—A reduction, withdrawal or qualification of the ratings on your notes, or the issuance of unsolicited ratings on your notes or a potential rating agency conflict of interest and regulatory scrutiny of the rating agencies could adversely affect the market value of your notes and/or limit your ability to resell your notes” in this prospectus.

Credit Risk Retention

The depositor, a wholly owned subsidiary of NMAC, will be the initial holder of the issuing entity’s certificates. NMAC, as sponsor, through its ownership of the depositor, intends to retain an interest in the transaction in the form of the certificates. The certificates represent 100% of the beneficial interest in the issuing entity. For a description of the issuing entity’s assets and liabilities as of the closing date, see “The Issuing Entity—Capitalization and Liabilities of the Issuing Entity” in this prospectus.

Pursuant to the SEC’s credit risk retention rules, codified at 17 C.F.R. Part 246 (“Regulation RR”), NMAC, as sponsor, is required to retain an economic interest in the credit risk of the leases and leased vehicles, either directly or through a majority-owned affiliate. NMAC intends to satisfy this obligation through the retention by the depositor, its wholly-owned affiliate, of [a combination of] an [“eligible vertical interest”] [and an] [“eligible horizontal residual interest”] [the establishment of an “eligible horizontal cash reserve account” pledged by the issuing entity to the indenture trustee for the benefit of the noteholders and the issuing entity] in an [aggregate] amount equal to at least 5% of [the fair value of] all of the notes and certificates issued by the issuing entity.

[Insert description of any retained notes.]

[Insert disclosure required by Items 1104(g), 1108(e) or 1110(a)(3) of any hedges materially related to the credit risk of the securities.]

[Retained vertical interest: The eligible vertical interest retained by the depositor will consist of at least [●]% of each class of notes and certificates issued by the issuing entity, though the depositor may retain more than [●]% of one or more classes of notes or of the certificates. For more information, see “The Sponsor—Credit Risk Retention” in this prospectus.]

[Retained horizontal interest: The eligible horizontal residual interest retained by the depositor will consist of the issuing entity’s certificates. NMAC expects such certificates to have a fair value of [between] approximately [$[●] and] $[●], which is [between] approximately [[●]% and] [●]% of the fair value of all of the notes and certificates issued by the issuing entity. For a description of the valuation methodology used to calculate the [range of] fair value[s] of the notes and certificates and of the eligible horizontal residual interest set forth in the preceding sentences, see “The Sponsor—Credit Risk Retention” in this prospectus.]

The depositor may transfer all or a portion of [the eligible vertical interest] [and] [the eligible horizontal residual interest] to another majority-owned affiliate of NMAC [on or] after the closing date.

The depositor does not intend to transfer or hedge any portion of the depositor’s retained economic interest that is intended to satisfy the requirements of Regulation RR except as permitted under Regulation RR.

EU Securitization Regulation and UK Securitization Regulation

On the closing date, NMAC, as “originator,” will covenant and agree with reference to the EU Securitization Regulation and the UK Securitization Regulation, in each case as in effect and applicable on the closing date, to retain, upon issuance of the notes and on an ongoing basis, a material net economic interest of not less than 5% in the securitization transaction described in this prospectus (“SR Retained Interest”) in accordance with paragraph (d) of Article 6(3) of the EU Securitization Regulation and paragraph (d) of Article 6(3) of the UK Securitization Regulation, in each case as in effect on the closing date, by holding all the membership interest in the depositor (or one or more other wholly-owned special purpose subsidiaries of NMAC), which in turn will retain a portion of the certificates to be issued by the issuing entity, such portion representing at least 5% of the nominal value of the securitized exposures.

The securitization transaction described in this prospectus is not being structured to ensure compliance by any person with the transparency requirements in Article 7 of the EU Securitization Regulation or Article 7 of the UK Securitization Regulation. In particular, neither NMAC nor any other party to the transaction described in this prospectus will be required to produce any information or disclosure for purposes of Article 7 of the EU Securitization Regulation or Article 7 of the UK Securitization Regulation, or to take any other action in accordance with, or in a manner contemplated by, such articles.

Except as described herein, no party to the transaction described in this prospectus is required by the basic documents, or intends to take or refrain from taking any action with regard to such transaction in a manner prescribed or contemplated by the SR Rules, or to take any action for purposes of, or in connection with, facilitating or enabling compliance by any person with the applicable Due Diligence Requirements and any corresponding national measures that may be relevant.

Following publication of a report on October 10, 2022 by the European Commission providing interpretative guidance regarding the transparency requirements in Article 7 of the EU Securitization

Regulation, the notes are unlikely to be a suitable investment for EU Affected Investors and may not be a suitable investment for UK Affected Investors. See “Legal Investment—Requirements for Certain European and UK Regulated Persons and Affiliates” in this prospectus for further information about the guidance contained in the report.

Any failure by an Affected Investor to comply with the applicable Due Diligence Requirements with respect to an investment in the notes may result in the imposition of a penalty regulatory capital charge on that investment or of other regulatory sanctions by the competent authority of such Affected Investor. The SR Rules and any other changes to the regulation or regulatory treatment of the notes for some or all investors may negatively impact the regulatory position of noteholders or prospective investors and have an adverse impact on the value and liquidity of the notes.

Each prospective investor that is an Affected Investor is required to independently assess and determine whether the undertaking by NMAC to retain a material net economic interest of not less than 5% in the securitization transaction as described above and in this prospectus generally, the other information in this prospectus and any information to be provided to investors in relation to this transaction or otherwise and in the Payment Date Certificates are sufficient for the purposes of complying with any applicable Due Diligence Requirements and any corresponding national measures which may be relevant, and none of NMAC, the depositor, the sponsor, the underwriters or any of their respective affiliates or any other party to the transaction described in this prospectus makes any representation that the information described above or in this prospectus generally is sufficient in all circumstances for such purposes or any other purpose or that the structure of the notes, NMAC (including its holding of a material net economic interest of not less than 5% in the securitization transaction as described above and in this prospectus generally) and the transactions described herein are compliant with the SR Rules or any other applicable legal or regulatory or other requirements and no such person will have any liability to any prospective investor or any other person with respect to any deficiency in such information or any failure of the transactions or structure contemplated hereby to comply with or otherwise satisfy such requirements, any subsequent change in law, rule or regulation or any other applicable legal, regulatory or other requirements. See “The Sponsor— EU Securitization Regulation and UK Securitization Regulation” and “Legal Investment—Requirements for Certain European and UK Regulated Persons and Affiliates” in this prospectus.]

Registration under the Securities Act

The depositor has filed a registration statement relating to the notes with the SEC on Form SF-3. The depositor has met the requirements for registration on Form SF-3 contained in General Instruction I.A.1 to Form SF-3.

[SUMMARY OF RISK FACTORS]2

The notes are subject to certain risks that you should consider before making a decision to purchase any notes. This summary is included to provide an overview of the potential risks. It does not contain all of the information regarding the risks that you should consider in making your decision to purchase any notes. To understand these risks fully, you should read “Risk Factors” beginning on page [●].

Risks Related to the Characteristics, Servicing and Performance of the Leases and Related Leased Vehicles Allocated to, and Associated with, the 20[●]-[●] Series.

•	The geographic concentration of the leases, economic factors and lease performance could negatively affect the 20[●]-[●] Series Assets.
•	The concentration of leased vehicles to particular models could negatively affect the 20[●]-[●] Series Assets.
•	The impact of climate-change related events, including efforts to reduce or mitigate the effects of climate changes, may increase the risk of losses or reduce the return on your notes.
•

The residual value of leased vehicles included in the 20[●]-[●] Series Assets may be adversely affected by discount pricing incentives, service campaigns, marketing incentive programs, recalls, used car market factors and other market factors, which may increase the risk of loss on your investment in the notes.

•	Increased vehicle turn-in rates may increase losses.
•	You may experience reduced returns and delays on your notes resulting from a vehicle recall or service campaign.
•	NMAC’s discretion over the servicing of the leases and disposition of the leased vehicles may impact the amount and timing of funds available to make payments on the notes.
•	Credit scores and historical loss experience may not accurately predict the likelihood of losses on the leases and therefore losses on your notes.
•

[This prospectus provides information regarding the characteristics of the receivables in the pool described in this prospectus as of the statistical cut-off date that may differ from the characteristics of the receivables transferred to the issuing entity on the closing date as of the cut-off date.]

•	Recent and future economic developments may adversely affect the performance of the leases and the market value of the leased vehicles, which may result in reduced or delayed payments on your notes.
•	The application of the Servicemembers Civil Relief Act and similar state laws may lead to delays in payment or losses on your notes.
•	Failure to comply with consumer protection laws may result in losses on your notes.
•	[You may experience reduced returns on your notes resulting from distribution of amounts in the pre-funding account.]
•	[Lack of availability of additional receivables during the revolving period could shorten the average life of your notes.]

Risks Related to the Limited Nature of the Issuing Entity’s Assets.

•	You must rely only upon the issuing entity’s assets and you may experience a loss if defaults on the leases or residual value losses exceed the available credit enhancement.
•

You may experience a loss or a delay in receiving payments on the notes if the assets of the issuing entity are liquidated and failure to pay principal on your notes will not constitute an event of default until the applicable final scheduled payment date.

•	Interests of other persons in the leases and the leased vehicles could be superior to the issuing entity’s interest, which may result in delayed or reduced payments on your notes.

Risks Related to the Servicer and Other Transaction Parties.

•

Adverse events with respect to NMAC, its affiliates or third-party service providers to whom NMAC outsources its activities may adversely affect the timing or amount of payments on your notes or may reduce the market value and/or liquidity of your notes.

[2]	To be included if Risk Factors exceed 15 pages.

•

Federal or state financial regulatory reform or regulation could have a significant impact on the servicer, the sponsor, the depositor or the issuing entity and could adversely affect the timing and amount of payments on your notes.

•	Vicarious tort liability may result in losses on your notes.
•	Risks associated with legal proceedings relating to leases.
•	Bankruptcy of NMAC, the depositor[,] [or] the titling company [or NILT LLC] could result in delays in payments or losses on your notes.
•	You may suffer losses on your notes if the servicer holds collections and commingles them with its own funds.
•	You may experience delays or reduction in payments on your notes following a servicer default and replacement of the servicer.

Risks Related to the Issuance of Multiple Classes of Notes[, an Unknown Allocation of Notes] or Retention of Notes.

•	Payment priorities increase risk of loss or delay in payment to certain classes of notes.
•

[The failure to pay interest on the subordinated classes of notes is not an event of default, and the failure to make principal payments on any notes will generally not result in an event of default until the applicable final scheduled payment date.]

•	[There may be a conflict of interest among classes of notes or among noteholders generally.]
•

The market value, liquidity and voting power of your notes may be adversely impacted by retention of the notes by the depositor or its affiliates [or by the unknown aggregate initial principal amount of the notes] [and the unknown allocation of Class A-2 notes] [and the unknown allocation between the Class A-3 notes and the Class A-4 notes.]

Risks Related to Certain Features of the Notes and Financial Market Disruptions.

•

A reduction, withdrawal or qualification of the ratings on your notes, or the issuance of unsolicited ratings on your notes or a potential rating agency conflict of interest and regulatory scrutiny of the rating agencies could adversely affect the market value of your notes and/or limit your ability to resell your notes.

•	Returns on your investments may be reduced by prepayments on the leases, events of default, optional redemption or reallocation of the leases and the leased vehicles from the 20[●]-[●] Series Assets.
•	[There is a risk of a taxable deemed exchange of your notes if the basic documents are amended.]
•	Financial market disruptions, and the absence of a secondary market for the notes may make it difficult for you to sell your notes and/or obtain your desired price.
•	Non-U.S. Holders investing in notes could be treated as engaged in a U.S. trade or business for U.S. federal income tax purposes on account of their own activities.

[Risks Related to the Issuance of a Floating Rate Class of Notes and the Uncertainty of SOFR.]

•	[SOFR is a relatively new reference rate, which could have an adverse effect on the floating rate notes.]
•	[A decrease in SOFR, including a negative benchmark rate, would reduce the rate of interest on the Class A-2b notes to 0.00%.]
•	[The issuing entity may issue floating rate notes, but the issuing entity will not enter into any interest rate swaps and you may suffer losses on your notes if interest rates rise.]
•	[The occurrence of a benchmark transition event may result in a deemed taxable exchange for noteholders for U.S. federal income tax purposes.]

[Risks Relating to the Entry into an Interest Rate [Cap][Swap] Agreement.]

•	[The rating of a [cap provider][swap counterparty] could have an adverse effect on the ratings of the notes.]
•	[The interest rate cap agreement(s) could increase the risks of delays, reductions and/or accelerations in the payments of interest on and principal of the notes.]
•	[Risks of delays, reductions and/or accelerations in the payments of interest on and principal of the notes associated with the interest rate swap agreement(s).]

RISK FACTORS

You should consider the following risk factors in deciding whether to purchase the notes of any class.

RISKS RELATED TO THE CHARACTERISTICS, SERVICING AND PERFORMANCE OF THE LEASES AND RELATED LEASED VEHICLES ALLOCATED TO, AND ASSOCIATED WITH, THE 20[●]-[●] SERIES

The geographic concentration of the leases, economic factors and lease performance could negatively affect the 20[•]-[•] Series Assets.

The concentration of the leases in specific geographic areas may increase the risk of loss. A deterioration in economic conditions regardless of reason, including a general curtailment of business activity, rising interest rates and unemployment, natural or man-made disasters, extreme weather conditions (including an increase in the frequency of extreme weather conditions as a result of climate change), civil unrest or local or regional effects of public health emergencies, in the states where lessees reside, could adversely affect the ability and willingness of lessees to meet their payment obligations under the leases and may consequently adversely affect the delinquency, default, loss and repossession experience of the issuing entity with respect to the leases and related leased vehicles of the lessees in such states. See “—Risks related to the characteristics, servicing and performance of the leases and related leased vehicles allocated to, and associated with, the 20[●]-[●] Series—Recent and future economic developments may adversely affect the performance of the leases and the market value of the leased vehicles, which may result in reduced or delayed payments on your notes.”

As of the cutoff date, based on the billing addresses of the lessees on the leases in the pool of leases and related leased vehicles to be included in the 20[●]-[●] Series Assets, leases representing approximately [●]%, [●]%, [●]% and [●]% of the aggregate securitization value of the leases were located in [●], [●], [●] and [●], respectively. No other state, based on the billing addresses of the lessees, accounted for more than 5.00% of the aggregate securitization value of the leases as of the cutoff date.

NMAC provides lease financing to lessees in all 50 states and the District of Columbia. States with larger populations (including, without limitation, California, Florida, Illinois, New York and Texas) and those states where consumers tend to favor leasing rather than purchasing of vehicles, such as New York, generally make up a larger concentration of NMAC’s overall lease portfolio and, therefore, constitute a larger concentration of the leases to be included in the 20[●]-[●] Series Assets. Because of the concentration of the lessees in certain states, any adverse economic conditions, natural or man-made disasters, extreme weather conditions or civil unrest in these states in particular could adversely affect the delinquency, credit loss, repossession or prepayment experience of the issuing entity more than if the concentration did not exist, which may result in a greater risk of loss to you or your notes. In particular, there have been predictions that climate change may lead to an increase in the frequency of natural disasters and extreme weather conditions, with certain states bearing a greater risk of the adverse effects of climate change, which could increase the risks of geographic concentration in the pool.

The concentration of leased vehicles to particular models could negatively affect the 20[●]-[●] Series Assets.

As of the cutoff date, the [●], [●], [●] and [●] models represent approximately [●]%, [●]%, [●]% and [●]%, respectively, of the aggregate securitization value of the leases and the related leased vehicles to be included in the 20[●]-[●] Series Assets. No other model accounted for more than 10.00% of the aggregate securitization value of the leases and the related leased vehicles to be included in the 20[●]-[●] Series Assets. Any adverse change in the value of a specific model type (including due to a vehicle recall) would reduce the proceeds received at disposition of a related leased vehicle. As a result, you may incur a loss on your investment in the notes.

The impact of climate-change related events, including efforts to reduce or mitigate the effects of climate change, may increase the risk of losses or reduce the return on your notes.

The effects of climate change such as natural disasters or extreme weather conditions (including any increase in the frequency and range of natural disasters and extreme weather conditions as a result of climate change) in the locations where lessees work or reside could adversely affect the ability and willingness of lessees to meet their payment obligations under the leases and may consequently adversely affect the delinquency, credit loss, repossession or prepayment experience of the issuing entity with respect to the leases in such states. See “—The geographic concentration of the leases, economic factors and lease performance could negatively affect the 20[●]-[●] Series Assets.” Further, the pricing of used vehicles is affected by, among other factors, consumer preferences, which may be impacted by consumer perceptions of climate change and consumer efforts to mitigate or reduce climate change-related events by purchasing vehicles that are viewed as more fuel efficient (including vehicles powered primarily or solely through electricity). An increase in the supply or a decrease in the demand for used vehicles may impact the residual value of leased vehicles allocated to the 20[●]-[●] Series. See “—The residual value of leased vehicles included in the 20[●]-[●] Series Assets may be adversely affected by discount pricing incentives, service campaigns, marketing incentive programs, recalls, used car market factors and other market factors, which may increase the risk of loss on your investment in the notes”.

Further, the implementation of new or revised laws or regulations designed to address or mitigate the potential impacts of climate change (including laws which may adversely impact the auto industry in particular as a result of efforts to mitigate the factors contributing to climate change) could have a significant impact on the servicer, the sponsor, the depositor and the issuing entity (including as a result of an adverse impact generally on the auto finance and resale markets) and could adversely affect the timing and amount of payments on your notes.

Consequently, the impact of climate-change related events, including efforts to reduce or mitigate the effects of climate change, may increase the risk of losses or reduce the return on your notes.

The residual value of leased vehicles included in the 20[●]-[●] Series Assets may be adversely affected by discount pricing incentives, service campaigns, marketing incentive programs, recalls, used car market factors and other market factors, which may increase the risk of loss on your investment in the notes.

Historical residual value loss experience on leased vehicles is partially attributable to new car pricing policies of all manufacturers. Discount pricing incentives or other marketing incentive programs on new cars by Nissan North America, Inc. (“NNA”) or by its competitors that effectively reduce the prices of new vehicles may have the effect of reducing demand by consumers for used vehicles. In addition, the pricing of used vehicles is affected by supply and demand for such vehicles, which in turn is affected by consumer preferences, economic factors, fuel costs, marketing incentives, the introduction and pricing of new vehicle models, vehicle recalls or other potential defects, service campaigns and other factors, including concerns about the viability of the related vehicle manufacturer and/or an actual failure or bankruptcy of the related vehicle manufacturer. In addition, decisions by NNA with respect to new vehicle production, pricing and incentives may affect used vehicle prices, particularly those for the same or similar models. For instance, introduction of a new model with additional equipment not reflected in the manufacturer’s suggested retail price may adversely impact the resale value of the existing portfolio of similar model types. The reduced demand for used vehicles resulting from discount pricing incentives, other marketing incentive programs introduced by NNA or any of its competitors or other market factors may reduce the prices consumers will be willing to pay for used vehicles, including leased vehicles included in the pool assets at the end of the related leases and thus reduce the residual value of such leased vehicles, particularly those for the same or similar models. If programs are implemented by the United States government to stimulate the sale of new vehicles, this may have the effect of further reducing the values of used vehicles, resulting in increased losses upon disposition of leased vehicles that may result in losses on your notes. Further, the insolvency of Nissan Motor Co., Ltd. (“NML”) (or its affiliates) or ratings downgrade of NML (or its affiliates) may negatively affect used vehicle prices for Nissan and Infiniti vehicles. Additionally, the Coronavirus Disease 2019 (“COVID-19”) pandemic and related economic and financial disruption have effected both the supply and demand of both new and used vehicles and, consequently, the resale value for returned and repossessed leased vehicles. As a result of all of the foregoing, the proceeds received by the issuing entity upon disposition of leased vehicles may be reduced or delayed and may not be sufficient to pay amounts owing on the notes, and you may suffer a loss on your investment in the notes.

Increased vehicle turn-in rates may increase losses.

Losses may be greater as vehicle turn-in rates upon the expiration of leases increase because sale prices will be dependent on the market value of such vehicles in the used car market. Under each lease, the lessee or grounding dealer may elect to purchase the related vehicle at the expiration of the lease for an amount generally equal to the stated contract residual value established at the inception of the lease. Lessees and dealers who decide not to purchase their related vehicles at lease expiration will expose the issuing entity to possible losses if the sale prices of such vehicles in the used car market are less than their respective stated residual values. The level of turn-ins at termination of the leases could be affected by the convenience of the turn-in process generally (including as a result of temporary modifications to the lease turn-in process implemented in response to COVID-19), lessee views on vehicle quality, the relative attractiveness of new models available to the lessees, sales and lease incentives offered with respect to other vehicles (including those offered by NMAC), the level of the purchase option prices for the related vehicles compared to new and used vehicle prices and economic conditions generally. The early termination of leases by lessees (including due to concerns arising from a vehicle recall, regardless of whether the related leased vehicle was affected by the recall) may affect the number of turn-ins in a particular month. If losses resulting from increased turn-ins exceed the credit enhancement available for the notes, you may suffer a loss on your investment in the notes.

You may experience reduced returns and delays on your notes resulting from a vehicle recall or service campaign.

From time to time an automobile manufacturer or one of its suppliers may discover a component or feature of a vehicle built or assembled by such manufacturer or containing components supplied by such supplier that might affect the safety, comfort or aesthetics of the vehicle. In such cases the manufacturer may conduct a recall or service campaign concerning such component or feature. Lessees that lease motor vehicles affected by a vehicle recall may be more likely to be delinquent in, or default on, payments on their leases. In addition, [significant] increases in the inventory of used motor vehicles subject to a recall may also depress the prices at which repossessed or off-lease vehicles may be sold or delay the timing of those sales. If the default rate on the leases increases and the price at which the related vehicles may be sold declines, you may experience losses with respect to your notes. If any of these events materially affect collections on the 20[●]-[●] Series Assets, you may experience delays in payments or principal losses on your notes, including as described in “—Federal or state financial regulatory reform or regulation could have a significant impact on the servicer, the sponsor, the depositor or the issuing entity and could adversely affect the timing and amount of payments on your notes”.

In addition, vehicle sales may be realized earlier than expected if lessees request early terminations of leases due to concerns arising from a recall, regardless of whether such vehicle was affected by the recall. As a result, you may receive payment of principal on the notes earlier than you expected.

NMAC’s discretion over the servicing of the leases and disposition of the leased vehicles may impact the amount and timing of funds available to make payments on the notes.

Although NMAC is obligated to service the leases in accordance with its customary servicing practices, NMAC has discretion in servicing the leases, including the ability to grant payment extensions and to determine the timing and method of collection and liquidation procedures. NMAC, in its own discretion, may permit an extension on, or a deferral of, payments due or halt repossession activity on a case-by-case basis or more broadly in accordance with its customary servicing practices, for example, in connection with a natural disaster or public health emergency affecting a large group of lessees. See “The Leases—Characteristics of the Leases—General”

and “The Sponsor—Modifications of Leases” in this prospectus. Payment deferrals, extensions or other modifications to the leases or delays in initiating repossession activity may extend the maturity of the leases, increase the weighted average life of any class of notes and reduce the yield on your notes.

In addition, supply chain issues related to the availability of new and used vehicles and the related fluctuating consumer demand for new and used vehicles may adversely impact the resale value for returned and repossessed leased vehicles. If the servicer is delayed in repossessing a vehicle, unable to sell returned or repossessed leased vehicles in a timely manner or unable to sell returned or repossessed leased vehicles for an amount greater than the stated residual value of such lease, you could experience increased losses on the related leases and your notes.

Credit scores and historical loss experience may not accurately predict the likelihood of losses on the leases and therefore losses on your notes.

A credit score purports only to be a measurement of the relative degree of risk a borrower represents to a lender, i.e., that a borrower with a higher score is statistically expected to be less likely to default in payment than a borrower with a lower score. Further, credit score models were built prior to the global outbreak of COVID-19 and the current rise in inflation, and were not designed to take into account the longer term impacts of social, economic and financial disruptions caused by the COVID-19 pandemic and the recent rise in inflation. Credit scores, including the scoring data presented in this prospectus, do not account for changes in lessees’ credit profiles subsequent to the date as of which such scores have been obtained. Consequently, information regarding credit scores for the lessees on the leases allocated to, and associated with, the 20[●]-[●] Series presented in “The Leases—Characteristics of the Leases—General” should not be relied upon as a basis for an expectation that a lease will be paid in accordance with its terms.

Additionally, historical loss and delinquency information set forth in this prospectus under “Prepayments, Delinquencies, Repossessions and Net Losses—Delinquency, Repossession and Credit Loss Information” and “—Residual Value Loss Experience” was affected by several variables, including general economic conditions and market residual values, that are expected to differ in the immediate future, and are likely to differ in the longer term future. Consequently, the net loss experience calculated and presented in this prospectus with respect to NMAC’s managed portfolio of leases may not reflect actual experience with respect to the leases allocated to, and associated with, the 20[●]-[●] Series. NMAC has experienced variability (including increases) in delinquencies and repossessions in its auto lease portfolio, which variability may continue (including as a result of the United States economy, global financial markets and the business or operations of the sponsor or the servicer). Further, the prices of used vehicles, including the prices at which the servicer is able to sell repossessed vehicles are variable and declines in used vehicle prices will result in increased credit losses on defaulted leases. In addition, future delinquency rates, rates of repossession, recovery rates or loss experience of the servicer with respect to the leases may be better or worse than that set forth in the static pool information and historical delinquency and loss information contained in this prospectus. In addition, the servicer may modify its customary servicing practices from time to time and those changes could reduce collections on the leases allocated to, and associated with, the 20[●]-[●] Series.

As a result, the net loss experience presented in this prospectus with respect to NMAC’s managed portfolio of contracts may not reflect actual experience with respect to the leases allocated to, and associated with, the 20[●]-[●] Series. If the performance of the leases in the pool of leases and leased vehicles is worse than expected, the timing and amount of payments on the notes could be adversely affected.

[This prospectus provides information regarding the characteristics of the receivables in the pool described in this prospectus as of the statistical cut-off date that may differ from the characteristics of the receivables transferred to the issuing entity on the closing date as of the cut-off date.]

[This prospectus describes the characteristics of the leases in the pool of leases and related leased vehicles described in this prospectus as of the statistical cut-off date. The leases in the pool of leases and related leased vehicles to be included in the Series 20[●]-[●] Series Assets on the closing date will be the same leases and related leased vehicles described in this prospectus as of the statistical cut-off date except for those leases (i) that no longer satisfy the eligibility criteria specified in the basic documents or (ii) for which payment in full has been received in the ordinary course, in each case, as of the cut-off date. We do not expect the characteristics (as of the cut-off date) of the leases in the pool of leases and related leased vehicles to be included in the Series 20[●]-[●] Series Assets on the closing date to differ materially from the characteristics (as of the statistical cut-off date) of the leases in the pool of leases and related leased vehicles described in this prospectus, and each receivable transferred to the issuing entity on the closing date must satisfy the eligibility criteria specified in the basic documents. If you purchase a note, you must not assume that the characteristics of the leases to be included in the Series 20[●]-[●] Series Assets to the issuing entity on the closing date will be identical to the characteristics of the leases in the pool described in this prospectus as of the statistical cut-off date.]

Recent and future economic developments may adversely affect the performance of the leases and the market value of the leased vehicles, which may result in reduced or delayed payments on your notes.

The United States has in the past experienced, and in the future may experience, a recession or period of economic contraction or volatility. During the recession that resulted from the COVID-19 pandemic, the United States experienced an unprecedented level of unemployment claims, economic volatility, inflation, and a decline in consumer confidence and spending. The long-term impacts of social, economic and financial disruptions caused (directly and indirectly) by COVID-19 are unknown. Although the economy initially improved following the initial outbreak of COVID-19, the outlook for the U.S. economy remains uncertain. Recently, rapidly rising inflation and related economic policies have caused periods of economic contraction. Periods of economic slowdown or recession are often characterized by high unemployment and diminished availability of credit, generally resulting in increases in delinquencies, defaults, repossessions and losses on automobile leases and leased vehicles.

A deterioration in economic conditions and certain economic factors, such as reduced business activity, high unemployment, interest rates, housing prices, energy prices (including the price of gasoline), increased consumer indebtedness (including of lessees), lack of available credit, the rate of inflation and consumer perceptions of the economy, as well as other factors, such as terrorist events, civil unrest, labor strikes, cyber-attacks, public health emergencies, extreme weather conditions or significant changes in the political environment, political instability, armed conflict (such as the ongoing military conflict between Ukraine and Russia and the armed conflict in the Middle East) and/or public policy, including increased state, local or federal taxation, could adversely affect the ability and willingness of lessees to meet their payment obligations under the leases. The issuing entity’s ability to make payments on the notes could be adversely affected if lessees were unable to make timely payments or if the servicer elected to, or was required to, implement forbearance programs for lessees.

Further, periods of economic slowdown may also be accompanied by temporary or prolonged decreased consumer demand for motor vehicles, increased turn-in rates and declining used vehicle values. Such a decline in the value of vehicles securing outstanding motor vehicle retail installment contracts could weaken collateral coverage and increase the amount of a loss in the event of a default by a lessee. Significant increases in the inventory of used vehicles during periods of economic slowdown or recession may also depress the prices at which off-lease vehicles may be sold or delay the timing of these sales. Any of these factors could affect the performance of your notes and your ability to sell your notes in the secondary market.

In addition, higher future energy and fuel prices could reduce the amount of disposable income that consumers have available to lease vehicles as well as reduce the demand for vehicles (especially less fuel economical vehicles), thereby reducing the residual value of leased vehicles. Higher energy costs could cause business disruptions, which could cause unemployment and a further or deepening economic downturn. Decreased consumer demand could cause lessees to potentially become delinquent in making payments or default if they are unable to make payments on the leases due to increased energy or fuel bills or unemployment. The issuing entity’s ability to make payments on the notes could be adversely affected if the related lessees are unable to make timely payments or if the residual values of leased vehicles decline.

See “Prepayments, Delinquencies, Repossessions and Net Losses—Delinquency, Repossession and Credit Loss Information” and “Static Pool Information” in this prospectus for delinquency and loss information regarding certain leases and leased vehicles originated and serviced by NMAC.

The application of the Servicemembers Civil Relief Act and similar state laws may lead to delays in payment or losses on your notes.

The federal Servicemembers Civil Relief Act (the “Relief Act”), as amended, and similar state laws may provide relief to lessees who enter active military service and to lessees in reserve status who are called to active duty after the originations of their leases. On July 29, 2022, the CFPB (as defined below) and the Department of Justice sent a notification letter to auto lending and leasing companies reminding them of the protections offered to servicemembers and their dependents under the Relief Act. The Relief Act provides that under some circumstances the lessor may not terminate the lease contract for breach of the terms of the contract, including non-payment. Furthermore, under the Relief Act, a lessee may terminate a lease of a vehicle at any time after commencement of active duty if (i) the lease is executed by or on behalf of a person who subsequently enters military service under a call or order specifying a period of not less than 180 days; (ii) the lessee, while in the military, executes a lease contract for a vehicle and thereafter receives military orders for a permanent change of station outside of the continental United States or for deployment for active duty for a period of not less than 180 days; or (iii) the lessee, while in military service executes a lease upon receipt of military orders, and thereafter receives a stop movement order in response to a local, national, or global emergency, effective for an indefinite period or for a period of not less than 30 days, which prevents the lessee or the lessee’s dependents, from using the vehicle for personal or business transportation. No early termination charge may be imposed on the lessee. No early termination charges may be imposed on the lessee for such termination. No information can be provided as to the number of leases that may be affected by these laws. In addition, these laws may impose limitations that would impair the ability of the servicer to repossess the vehicle for a defaulted lease during the related lessee’s period of active duty and, in some cases, may require the servicer to extend the maturity of the lease contract and readjust the payment schedule for a period of time after the completion of the lessee’s military service. If a lessee’s obligation to make lease payments is adjusted or extended, or if the lease is terminated early and no early termination charge is imposed, the servicer will not be required to advance those amounts. Any resulting shortfalls in interest or principal will reduce the amount available for distribution on the notes and the certificates.

Because the Relief Act and similar state legislation apply to lessees who enter military service after origination, no information can be provided as to the number of leases that may be affected by the Relief Act or similar state legislation.

For more information regarding the effect of the Relief Act and other similar legislation, you should refer to “Additional Legal Aspects of the Leases and the Leased Vehicles—Consumer Protection Law” in this prospectus.

Failure to comply with consumer protection laws may result in losses on your notes.

Federal and state consumer protection laws, including the federal Consumer Leasing Act of 1976 and Regulation M enforced by the CFPB (as defined below), impose requirements on retail lease contracts such as the leases allocated to, and associated with, the 20[●]-[●] Series. The failure by the titling company or a Dealer to comply with these requirements may give rise to liabilities on the part of the titling company or the issuing entity (as owner of the 20[●]-[●] series certificate). Further, many states have adopted “lemon laws” that provide vehicle users certain rights with respect to substandard vehicles. A successful claim under a lemon law could result in, among other things, the termination of the related lease and/or the requirement that a portion of payment previously paid by the lessee be refunded.

NMAC, as servicer, will represent and warrant that each lease complies with applicable law in all material respects. If that representation and warranty relating to any lease included in the 20[●]-[●] Series Assets proves incorrect, materially and adversely affects the interest of the issuing entity, and is not timely cured, NMAC, as servicer, will be required to direct the reallocation of noncompliant leases and the related leased vehicles from the 20[●]-[●] Series to the Unallocated Assets Series or another series. To the extent that NMAC fails to make such reallocation, or to the extent that a court holds the titling company or the issuing entity liable for violating consumer protection laws regardless of such a reallocation, a failure to comply with consumer protection laws could result in fines or other liability for the titling company or the issuing entity. If sufficient funds are not available to make both payments to lessees and on your notes, you may suffer a loss on your investment in the notes.

For a discussion of federal and state consumer protection laws which may affect the leases, you should refer to “Additional Legal Aspects of the Leases and the Leased Vehicles—Consumer Protection Law” in this prospectus.

[You may experience reduced returns on your notes resulting from distribution of amounts in the pre-funding account.]

[On one or more occasions following the closing date until the end of the funding period, the issuing entity may apply amounts on deposit in the pre-funding account to purchase the beneficial interest in additional leases and related leased vehicles from the depositor, which, in turn, will acquire the beneficial interest in these leases and related leased vehicles from NMAC.

Any amounts remaining on deposit in the pre-funding account (excluding investment earnings) that have not been used by the end of the funding period will be used to prepay the principal of the notes either on a sequential or pro rata basis as described under “Security for the Notes—The Accounts—Pre-Funding Account”. This prepayment of principal could have the effect of shortening the weighted average life of your notes. The inability of the depositor to obtain assets meeting the requirements for sale to the issuing entity will increase the likelihood of this prepayment of principal. As a result, you will bear the risk that you may be unable to reinvest any principal prepayment at yields at least equal to the yield on your notes.]

[Lack of availability of additional leases and leased vehicles during the revolving period could shorten the average life of your notes.]

[During the revolving period, the issuing entity will not make payments of principal on the notes. Instead, the issuing entity will purchase the beneficial interest in additional leases and related leased vehicles from the depositor for the purpose of maintaining the initial securitization value of the leases and related leased vehicles. These purchases by the issuing entity will lengthen the average life of the notes compared to a transaction without a revolving period. However, an unexpectedly high rate of collections on the leases during the revolving period, a significant decline in the number of leased and leased vehicles available for allocation to the 20[●]-[●] Series or the inability of the sponsor to originated new leases could affect the ability of the issuing entity to allocate additional leases and leased vehicles to the 20[●]-[●] Series. If the issuing entity is unable to reinvest available amounts by the end of the revolving period, then the average life of the notes may be less than anticipated.]

RISKS RELATED TO THE LIMITED NATURE OF THE ISSUING ENTITY’S ASSETS

You must rely only upon the issuing entity’s assets and you may experience a loss if defaults on the leases or residual value losses exceed the available credit enhancement.

Your notes are asset-backed securities issued by, and represent obligations of, the issuing entity only and do not represent obligations of or interest in NMAC, Nissan Auto Leasing LLC II, the titling company or any of their respective affiliates. Distributions on your notes will depend solely on the amount and timing of payments and other collections in respect of the related leases, disposition proceeds of the related leased vehicles and the credit enhancement for the notes specified in this prospectus. We cannot assure you that these amounts will be sufficient to make full and timely distributions on your notes. The notes, the leases and the residual values of the leased vehicles will not be insured or guaranteed, in whole or in part, by the United States or any governmental entity or, by any provider of credit enhancement.

The residual values for the leased vehicles to be included in the 20[●]-[●] Series Assets are future projections by NMAC and/or Automotive Lease Guide, as described under “The Sponsor—Determination of Residual Values” in this prospectus. There is no guarantee that the assumptions regarding future events that are used to determine residual values will prove to be correct. If the predicted residual values of the leased vehicles included in the 20[●]-[●] Series Assets are substantially higher than the sales proceeds actually realized upon the sale of the leased vehicles, you may suffer losses if the available credit enhancement is exceeded. For a discussion of factors that may contribute to residual value losses, you should refer to “—Risks related to the characteristics, servicing and performance of the leases and related leased vehicles allocated to, and associated with, the 20[●]-[●] Series Assets—The residual value of leased vehicles may be adversely affected by discount pricing incentives, service campaigns, marketing incentive programs, recalls, used car market factors and other market factors, which may increase the risk of loss on your investment in the notes,” “—Risks related to the characteristics, servicing and performance of the leases and related leased vehicles allocated to, and associated with, the 20[●]-[●] Series Assets—Increased vehicle turn-in rates may increase losses”, “—Risks related to the characteristics, servicing and performance of the leases and related leased vehicles allocated to, and associated with, 20[●]-[●] Series Assets—The concentration of leased vehicles to particular models could negatively affect the 20[●]-[●] Series Assets” “—Risks related to the characteristics, servicing and performance of the leases and related leased vehicles allocated to, and associated with, 20[●]-[●] Series Assets—The geographic concentration of the leases, economic factors and lease performance could negatively affect the 20[●]-[●] Series” and “The Sponsor—Determination of Residual Values” in this prospectus.

You may experience a loss or a delay in receiving payments on the notes if the assets of the issuing entity are liquidated and failure to pay principal on your notes will not constitute an event of default until the applicable final scheduled payment date.

If an event of default were to occur and the notes were accelerated, the assets of the issuing entity might be liquidated. If a liquidation were to occur close to the date when one or more classes of notes would otherwise be paid in full, repayment of those classes might be delayed while liquidation of the assets is occurring. It is difficult to predict the length of time that would be required for liquidation of the assets of the issuing entity to be completed. In addition, the amount received from liquidation may be less than the aggregate principal amount of the outstanding notes. In that circumstance, the principal amount of some classes of notes would not be paid in full. The amount of principal required to be paid to you prior to the applicable final scheduled payment date generally will be limited to amounts available for those purposes. Therefore, the failure to pay principal of a note before its final scheduled payment date generally will not result in an event of default. Even if liquidation proceeds are sufficient to repay the notes in full, any liquidation that causes the principal of one or more classes of notes to be paid before the related final scheduled payment date would involve the prepayment risks described under “—Risks related to certain features of the notes and financial market disruptions—Returns on your investments may be reduced by prepayments on the leases, events of default, optional redemption or reallocation of the leases and the leased vehicles from the 20[●]-[●] Series Assets” in this prospectus.

Interests of other persons in the leases and the leased vehicles could be superior to the issuing entity’s interest, which may result in delayed or reduced payments on your notes.

The issuing entity will not have a direct ownership interest in the leases or a direct ownership interest or perfected security interest in the leased vehicles, which will be titled in the name of the titling company. It is therefore possible that a claim against or lien on the leased vehicles or the other assets of the titling company could limit the amounts payable in respect of the 20[●]-[●] series certificate to less than the amounts received from the lessees of the leased vehicles or received from the sale or other disposition of the leased vehicles allocated to, and associated with, the 20[●]-[●] Series.

Further, liens in favor of and/or enforceable by the Pension Benefit Guaranty Corporation could attach to the leases and leased vehicles owned by the titling company (including the leases and the leased vehicles allocated to, and associated with, the 20[●]-[●] Series) and could be used to satisfy unfunded ERISA obligations of any member of a controlled group that includes NMAC and its affiliates. Because these liens could attach directly to the leases and leased vehicles included in the 20[●]-[●] Series Assets and because the issuing entity does not have a prior perfected security interest in the 20[●]-[●] Series Assets, these liens could have priority over the interest of the issuing entity in the 20[●]-[●] Series Assets. As of the date of this prospectus, neither NMAC nor any of its affiliates had any material unfunded liabilities with respect to their respective defined benefit pension plans. However, if an ERISA liability were asserted, you may suffer a loss on your investment in the notes.

To the extent a third-party makes a claim against, or files a lien on, the assets of the titling company, including the leased vehicles included in the 20[●]-[●] Series, it may delay the disposition of those leased vehicles or reduce the amount paid to the holder of the 20[●]-[●] series certificate. If that occurs, you may experience delays in payment or losses on your investment in the notes.

The titling company will maintain “control” of the authoritative copies of the contracts in electronic form, and the authoritative copies of electronic contracts will not be segregated or marked as belonging to the issuing entity. If the titling company sells or pledges the leases or leased vehicles and delivers the original contracts for the leases or leased vehicles to another party or permits another party to obtain control of the authoritative copies of the electronic contracts in violation of its contractual obligations under the basic documents, this party could acquire an interest in the leases or leased vehicles which may have priority over the issuing entity’s interests. The titling company could also lose possession or control over an electronic contract through fraud, forgery, negligence or error, or as a result of a computer virus or a hacker’s actions or otherwise (especially in a circumstance where the contracts are held in electronic form). In the case of electronic contracts, there can be no assurances that the third-party’s technology system will perform as represented to the servicer in maintaining the systems and controls required to provide assurance that the titling company maintains control over an electronic contract. In that event, there may be delays in obtaining copies of the electronic contract or confirming ownership and control of the electronic contract. Furthermore, if the titling company becomes the subject of an insolvency or receivership proceeding, competing claims to ownership or security interests in the leases and leased vehicles could arise. These claims, even if unsuccessful, could result in delays in payments on the notes. If successful, these claims could result in losses or delays in payment to you or an acceleration of the repayment of the notes.

There is a risk that the systems employed by the third-party to maintain “control” of the electronic contracts may not be sufficient as a matter of law to perfect by control the titling company’s interest (and accordingly, the issuing entity) in the leases evidenced by electronic contracts. The issuing entity has made the representations described above, in part in reliance on opinions of counsel delivered to it and NMAC.

The possibility that the titling company (and accordingly, the issuing entity) may not have a perfected security interest in certain of the leases or the leased vehicles, or may have a perfected security interest that is junior to that of another party, may affect the titling company’s ability on behalf of the issuing entity to repossess the underlying leased vehicles. Therefore, you may be subject to delays in payments on your notes and you may incur losses on your investment in the notes.

For more information on the effect of third-party claims or liens on payment of the notes, you should refer to “Additional Legal Aspects of the Titling Company and the 20[●]-[●] Series—Allocation of Titling Company Liabilities,” “—The 20[●]-[●] Series” and “Additional Legal Aspects of the Leases and the Leased Vehicles—Security Interests” in this prospectus.

RISKS RELATED TO THE SERVICER AND OTHER TRANSACTION PARTIES

Adverse events with respect to NMAC, its affiliates or third-party service providers to whom NMAC outsources its activities may adversely affect the timing or amount of payments on your notes or may reduce the market value and/or liquidity of your notes.

Adverse events with respect to NMAC, its affiliates or a third-party provider to whom NMAC outsources its activities may result in servicing disruptions or reduce the market value and/or liquidity of your notes. NMAC currently outsources some of its activities as servicer to third-party providers. In the event of a termination and replacement of NMAC as the servicer, or if any third-party provider cannot perform its activities, there may be some disruption of the collection activity with respect to delinquent leases and therefore delinquencies and credit losses could increase. Further, servicing disruptions could result from unanticipated events beyond NMAC’s or a third-party provider’s control, such as natural or man-made disasters, civil unrest, labor strikes, political instability, cyber-attacks, armed conflict (such as the military conflict between Ukraine and Russia and the armed conflict in the Middle East), public health emergencies (including COVID-19 or similar outbreaks) and economic disruptions, particularly to the extent such events affected NMAC’s or a third-party provider’s business or operations. Further, if certain third-party providers that NMAC relies on to deliver products and services to support its business fail to fully perform their obligations in a timely manner, NMAC’s ability to operate its business or perform its obligations under the basic documents could be adversely impacted and a disruption in collection activities with respect to the leases could occur. As servicer, NMAC will be required to reallocate the leases and related leased vehicles that do not comply with representations and warranties made by the servicer (for example, representations relating to the compliance of the lease contracts with applicable laws), as discussed in “Description of the Servicing Agreement—Representations and Warranties; Remedies—General” in this prospectus. If NMAC becomes unable to reallocate any of those leases or related leased vehicles and to make the related corresponding repurchase payment to the issuing entity, you could suffer losses on your notes.

Further, NMAC has been, or may become, subject to various legal and regulatory proceedings and governmental investigations in the ordinary course of its business. Such proceedings and investigations could result in (individually or in the aggregate) adverse consequences to the sponsor including, without limitation, adverse judgments, settlements, fines, penalties, injunctions, or other actions and may affect the ability of NMAC or any of its subsidiaries or affiliates to perform their respective duties under the basic documents.

NMAC relies upon its ability to sell securities in the asset-backed securities market and upon its ability to access various credit facilities to fund its operations. The global credit and financial markets have experienced, and may continue to experience, significant disruption and volatility. If NMAC’s access to funding is reduced or if NMAC’s costs to obtain such funding significantly increase, NMAC’s business, financial condition and results of operations could be materially and adversely affected, which could adversely affect NMAC’s ability to perform its obligations under the basic documents, including as servicer, and the liquidity and market value of your notes.

In addition, adverse corporate developments with respect to servicers of asset-backed securities or their affiliates have in some cases also resulted in a reduction in the market value and/or liquidity of the related asset-backed securities. NMAC is an indirect wholly-owned subsidiary of NML, a Japanese corporation. Although neither NML nor NMAC is guaranteeing the obligations of the issuing entity, adverse events affecting NML or NMAC may adversely affect your investment in the notes. [For example, if NML ceased to manufacture vehicles or support the sale of vehicles, if the credit rating of NML or NMAC were downgraded or if NML faced challenges related to its ongoing strategic alliances or financial, reputational, regulatory or operational difficulties, those events may reduce the market value of Nissan or Infiniti vehicles or the market value and/or liquidity of your notes, and ultimately the amount realized on any Nissan or Infiniti leased vehicle, including the leased vehicles allocated to, and associated with, the 20[●]-[●] Series.]

Additionally, the ability of the servicer, NMAC, to perform its obligations under the basic documents will depend, in part on its ability to store, retrieve, process and manage substantial amounts of information. Any failure or interruption of the servicer’s information systems or any third party information systems on which it relies as a result of inadequate or failed processes or systems, human errors, employee misconduct, catastrophic events, external or internal security breaches, acts of vandalism, hardware or software failures, computer viruses, malware, ransomware, misplaced or lost data or other events could disrupt the servicer’s normal operating procedures, could damage its reputation, could lead to significant costs to remediate and could have an adverse effect on its business, results of operations and financial condition.

From time to time, the servicer may update its servicing systems in order to improve operating efficiency, update technology and enhance customer services. In connection with any updates or transitions, the servicer may experience disruptions in servicing activities both during and following roll-out of the new servicing systems or platforms caused by, among other things, periods of system down-time and periods devoted to user training. These and other implementation-related difficulties may contribute to higher delinquencies, servicing inefficiencies, data processing issues, manual intervention to supplement or correct systems issues and the need for further updates to the servicing systems. It is not possible to predict with any degree of certainty all of the potential adverse consequences that may be experienced in connection with a failure or interruption of information systems, and any disruptions in servicing activities may have an adverse effect on your notes.

Further, the servicer has been and continues to be subject to the threat of a range of cyber-attacks, which, if successful, could give rise to the loss of significant amounts of sensitive information and the disablement of the information technology systems used to service lessees on the leases and other customers. The risk of a cyber-attack or other security breach may be more likely as a result of the COVID-19 outbreak and transition to remote work for the majority of NMAC’s workforce (and the workforce of NMAC’s vendors). NMAC may incur significant costs in attempting to protect against such attacks or remediate any vulnerability or resulting breach. For example, lessees may have a private right of action against the servicer if the incident results in unauthorized access or disclosure of personal information. If NMAC fails to effectively manage cyber-security risk or is required to devote significant resources towards doing so, this could materially and adversely affect its business, financial condition and results of operation, as well as its ability to service the leases and leased vehicles, resulting in an increased risk of loss on the notes. On November 7, 2023, the servicer, in accordance with its standard procedures, proactively took many of its servicing systems offline to contain a potential threat. During the outage, certain information was temporarily unavailable to the servicer’s customer service agents and to customers through the online portal; however, the servicer was still able to receive and process inbound payments and inbound customer service calls. The servicer resumed normal servicing operations by November 11, 2023.

Federal or state financial regulatory reform or regulation could have a significant impact on the servicer, the sponsor, the depositor or the issuing entity and could adversely affect the timing and amount of payments on your notes.

NMAC is subject to a variety of laws and regulations regulating financial services in the jurisdictions where it operates, including supervision and licensing by numerous governmental entities. These laws and regulations can create constraints on NMAC’s operations and result in costs related to compliance. Failure to comply with these laws and regulations could impair the ability of NMAC to continue operating and result in substantial civil and criminal penalties, monetary damages, attorneys’ fees and costs, possible revocation of licenses, and damage to reputation, brand and valued customer relationships.

On July 21, 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) was enacted. The Dodd-Frank Act is extensive and significant legislation that, among other things, created a framework for the liquidation of certain bank holding companies and other nonbank financial companies and certain of their subsidiaries in the event such a company is in default or in danger of default and the resolution of such a company under other applicable law would have serious adverse effects on financial stability in the United States, and created the Consumer Financial Protection Bureau (the “CFPB”), an agency responsible for, among other things, administering and enforcing the laws and regulations for consumer financial products and services and conducting examinations of certain entities for purposes of assessing compliance with the requirements of consumer financial laws.

The Dodd-Frank Act impacts the offering, marketing and regulation of consumer financial products and services offered by financial institutions. The CFPB has supervision, examination and enforcement authority over the consumer financial products and services of certain non-depository institutions and large insured depository institutions and their respective affiliates. The CFPB also has authority over certain enumerated statutes that may apply to certain commercial financial products and services, such as the Equal Credit Opportunity Act. NMAC is subject to the supervisory, examination and enforcement authority of the CFPB. See “Additional Legal Aspects of the Leases and the Leased Vehicles—Consumer Financial Protection Bureau” in this prospectus.

In addition, the liquidation framework for the resolution of covered financial companies or the covered subsidiaries may apply to NMAC or its affiliates, the issuing entity or the depositor, and, if it were to apply, may result in a repudiation of any of the basic documents where further performance is required or an automatic stay or similar power preventing the indenture trustee or other transaction parties from exercising their rights. This repudiation power could also affect certain transfers of the leases as further described under “Additional Legal Aspects of the Titling Company and the 20[●]-[●] Series—Dodd-Frank Orderly Liquidation Framework—FDIC’s Repudiation Power under OLA” in this prospectus. Application of this framework could materially and adversely affect the timing and amount of payments of principal and interest on your notes. See “Additional Legal Aspects of the Titling Company and the 20[●]-[●] Series—Dodd-Frank Orderly Liquidation Framework” in this prospectus.

In particular, the Federal Trade Commission (“FTC”), state regulators and state attorneys general have recently increased their scrutiny of motor vehicle dealers and auto finance, particularly with respect to antidiscrimination and deception concerns related to the prices of and fees charged in connection with automobile financing, including add-on products such as guaranteed asset protection insurance and service contracts. Also, on December 12, 2023, the FTC issued a final rule that will (i) prohibit motor vehicle dealers from making certain misrepresentations in the course of selling, leasing, or arranging financing for motor vehicles, (ii) require accurate pricing disclosures in dealers’ advertising and sales discussions, (iii) require dealers to obtain consumers’ express, informed consent for charges, (iv) prohibit the sale of any add-on product or service that confers no benefit to the consumer, and (v) require dealers to keep records of advertisements and customer transactions. The final rule has an effective date of July 30, 2024, but the FTC has subsequently issued an order postponing the effective date while a legal challenge against the final rule is pending. At this stage, it is unknown whether the final rule will have a broader potential impact on auto finance practices.

The CFPB has successfully asserted the power to investigate and bring enforcement actions directly against securitization special purpose entities. On December 13, 2021, in an action brought by the CFPB, the U.S. District Court for the District of Delaware denied a motion to dismiss filed by securitization trusts by holding that the trusts are “covered persons” under the Dodd-Frank Act because they engage in the servicing of loans, even if through servicers and subservicers. CFPB v. Nat’l Collegiate Master Student Loan Trust, No. 1:17-cv-1323-SB (D. Del.). On February 11, 2022, the district court granted the defendant trusts’ motion to certify that order for an immediate interlocutory appeal and stayed the case pending resolution of any appeal. On April 29, 2022, the Third Circuit Court of Appeals granted the defendant trusts’ petition for an interlocutory appeal. On May 17, 2023, the Third Circuit Court of Appeals heard oral arguments in connection with the appeal. On March 19, 2024, the Third Circuit Court of Appeals issued its decision on the interlocutory appeal holding that the defendant trusts are “covered persons” under the Dodd-Frank Act and subject to the CFPB’s enforcement authority. On May 3, 2024, the defendant trusts filed a petition for a rehearing and rehearing en banc with the Third Circuit Court of Appeals. This petition was denied by the Third Circuit Court of Appeals on May 21, 2024. On August 20, 2024, the defendant trusts filed a petition for a writ of certiorari to the U.S. Supreme Court. The CFPB and state regulators and attorneys general, who have independent authority to enforce the Dodd-Frank Act, may rely on this decision as precedent in investigating and bringing enforcement actions against other trusts, including the issuing entity, in the future.

In February 2022, the CFPB also issued a Compliance Bulletin stating its position that automobile lease and loan holders and servicers are responsible for ensuring that their repossession-related practices, and the practices of their service providers, do not violate applicable law, and the CFPB also described its intention to hold lease and loan holders and servicers liable for unfair, deceptive, or abusive acts or practices related to the repossession of automobiles. It is possible that the CFPB may bring enforcement actions against securitization trusts holding automobile leases, such as the issuing entity, and servicers in the future.

Further, changes to the regulatory framework in which NMAC operates, including, for example, laws or regulations enacted to regulate commercial financing services offered to small and medium size businesses, to protect the privacy of individuals (which may include those associated with commercial transactions), to address the potential impacts of climate change (including laws which may adversely impact the auto industry in particular as a result of efforts to mitigate the factors contributing to climate change) or laws, regulations, executive orders or other guidance enacted in response to a public health emergency, increased inflation or a recession or period of economic contraction or volatility could have a significant impact on the servicer, the sponsor, the depositor or the issuing entity and could adversely affect the timing and amount of payments on your notes.

Vicarious tort liability may result in losses on your notes.

Some states allow a party that incurs an injury involving a vehicle to sue the owner of the vehicle merely because of that ownership. As owner of the vehicles, the titling company may be subject to these lawsuits. Most, but not all, states, however, either do not permit these vicarious liability suits against leasing companies or limit the lessor’s liability to the amount of liability insurance that the lessee was required to carry under applicable law but failed to maintain.

On August 10, 2005, President George W. Bush signed into law the Safe Accountable, Flexible, and Efficient Transportation Equity Act of 2005 (the “Transportation Act”), Pub. L. No. 109-59. The Transportation Act provides that an owner of a motor vehicle that rents or leases the vehicle to a person will not be liable under the law of a state or political subdivision by reason of being the owner of the vehicle, for harm to persons or property that results or arises out of the use, operation, or possession of the vehicle during the period of the rental or lease, if (i) the owner (or an affiliate of the owner) is engaged in the trade or business of renting or leasing motor vehicles; and (ii) there is no negligence or criminal wrongdoing on the part of the owner (or an affiliate of the owner). This provision of the Transportation Act was effective upon enactment and applies to any action commenced on or after August 10, 2005. The Transportation Act is intended to preempt state and local laws that impose possible vicarious tort liability on entities owning motor vehicles that are rented or leased and to reduce the likelihood of vicarious liability being imposed on the titling company. State and federal courts considering whether the Transportation Act preempts state laws permitting vicarious liability have generally concluded that such laws are preempted with respect to cases commenced on or after August 10, 2005. One New York lower court, however, has reached a contrary conclusion in a 2006 case involving a leasing trust. This New York court concluded that the preemption provision in the Transportation Act was an unconstitutional exercise of congressional authority under the Commerce Clause of the United States Constitution and, therefore, did not preempt New York law regarding vicarious liability. New York’s appellate court overruled the trial court and upheld the constitutionality of the preemption provision in the Transportation Act. New York’s highest court, the Court of Appeals, dismissed the appeal. In a 2008 decision relating to a case in Florida, the U.S. Court of Appeals for the 11th Circuit upheld the constitutionality of the Transportation Act, and the plaintiffs’ petition seeking review of the decision by the U.S. Supreme Court was denied. In 2010, a similar decision was issued by the U.S. Court of Appeals for the 8th Circuit. While the outcome in these cases upheld federal preemption under the Transportation Act, the outcome of any future cases remains uncertain at this time.

The servicer maintains liability insurance on behalf of the titling company, and NMAC is a named insured under the titling company’s applicable insurance policies. However, this coverage is subject to deductibles and claims could be imposed against the assets of the titling company which could exceed that coverage. In the event the servicer fails to maintain this liability insurance coverage, the deductible is not satisfied or the insurance coverage protecting the titling company is insufficient to cover, or does not cover, a material claim, that claim could be satisfied out of the proceeds of the leased vehicles and leases allocated to, and associated with, the 20[●]-[●] Series for your series of notes and you could incur a loss on your investment in the notes. For a discussion of the possible liability of the titling company in connection with the use or operation of the leased vehicles, you should refer to “Additional Legal Aspects of the Leases and the Leased Vehicles—Vicarious Tort Liability” in this prospectus.

Risks associated with legal proceedings relating to leases.

From time to time, NMAC is a party to legal proceedings, and is presently a party to, and is vigorously defending, various legal proceedings, including proceedings that are or purport to be class actions. Some of these actions may include claims for rescission and/or set-off, among other forms of relief. NMAC, as servicer, will make representations and warranties relating to the leases’ compliance with law and the issuing entity’s ability to enforce the lease contracts. If there is a breach of any of these representations or warranties, the issuing entity’s sole remedy will be to require NMAC to direct the reallocation of the affected leases and the related leased vehicles. NMAC believes each such proceeding constitutes ordinary litigation incidental to the business and activities of major lending institutions, including NMAC. However, if NMAC failed to direct the reallocation of such affected leases and the related leased vehicles in the event of a breach of any of the representations or warranties, or if the issuing entity or titling company were held liable in any lawsuit by a lessee, you may experience delays in payments or principal losses on your notes.

In addition, while historically the arbitration provision in NMAC’s form of lease generally has limited NMAC’s exposure to consumer class action litigation, there can be no assurance that NMAC will be successful in enforcing the arbitration clause in the future. There may also be legislative, administrative or regulatory efforts to directly or indirectly prohibit the use of pre-dispute arbitration clauses, or NMAC may be compelled as a result of competitive pressure or reputational concerns to voluntarily eliminate pre-dispute arbitration clauses.

Bankruptcy of NMAC, the depositor[,] [or] the titling company [or NILT LLC] could result in delays in payments or losses on your notes.

Following a bankruptcy or insolvency of NMAC, the depositor[,] [or] the titling company [or NILT LLC], a court could conclude that the 20[●]-[●] series certificate is owned by NMAC[,] [or] the depositor [or NILT LLC], instead of the issuing entity. This conclusion could be either because the transfer of the 20[●]-[●] series certificate from [NILT][NMAC] LLC to the depositor or the transfer of the 20[●]-[●] series certificate from the depositor to the issuing entity was not a true sale or because the court concluded that the depositor or the issuing entity should be consolidated with NMAC [or NILT LLC] for bankruptcy purposes. If this were to occur, you could experience delays in payments due to you, or you may not ultimately receive all amounts due to you as a result of, among other things:

•

the “automatic stay”, which generally prevents creditors from exercising remedies against a debtor in bankruptcy without permission from the court and provisions of the U.S. Bankruptcy Code that permit substitution for collateral in limited circumstances;

•

tax or government liens on NMAC’s or the depositor’s property (that arose prior to the transfer of the 20[●]-[●] series certificate to the issuing entity) having a prior claim on collections before the collections are used to make payments on the notes; and

•

the fact that neither the issuing entity nor the indenture trustee has a perfected security interest in the leases or the leased vehicles included in the 20[●]-[●] Series Assets and may not have a perfected security interest in any cash collections of the leases and leased vehicles included in the 20[●]-[●] Series Assets held by NMAC at the time that a bankruptcy proceeding begins.

For a discussion of how a bankruptcy proceeding of the servicer, the depositor or certain related entities may affect the issuing entity and the notes, you should refer to “Additional Legal Aspects of the Titling Company and the 20[●]-[●] Series—Insolvency Related Matters” in this prospectus.

You may suffer losses on your notes if the servicer holds collections and commingles them with its own funds.

So long as NMAC is the servicer, if each condition to making monthly deposits described in “Security for the Notes—The Accounts” is satisfied, NMAC, as the servicer, may retain all payments on the leases received from the related lessees and all proceeds relating to the leases and the leased vehicles collected during a collection period until the business day preceding the related payment date. Currently, NMAC does not satisfy these conditions. For any period of time during which NMAC does satisfy these conditions, the servicer may invest such amounts at its own risk and for its own benefit and need not segregate such amounts from its own funds. On or before the business day preceding the related payment date, the servicer must deposit into the collection account, all payments on the leases received from the lessees and all proceeds relating to the leases and the leased vehicles collected during the related collection period. If the servicer is unable to deposit these amounts into the collection account, you might incur a loss on your notes.

You may experience delays or reduction in payments on your notes following a servicer default and replacement of the servicer.

Upon the occurrence of a servicer default, the indenture trustee may or, at the written direction of holders of notes evidencing not less than a majority of the outstanding principal amount of the notes [of the controlling class], will terminate the servicer. It may be expensive to transfer servicing to a successor servicer and a successor servicer may not be able to service the leases with the same degree of skill as the servicer. In addition, during the pendency of any servicing transfer or for some time thereafter, lessees may delay making their payments or may inadvertently continue making payments to the predecessor servicer, potentially resulting in losses or delays in payments on the notes. Delays in payments on the notes and possible reductions in the amount of such payments could occur with respect to any cash collections held by the servicer at the time that the servicer becomes the subject of a bankruptcy or similar proceeding.

Because the servicing fee is structured as a percentage of the aggregate securitization value of the leases and leased vehicles, the fee the servicer receives each month will be reduced as the size of the pool of leases and leased vehicles decreases over time. At some point, the amount of the servicing fee payable to the servicer may be considered insufficient by a potential replacement servicer and it may be difficult to find a replacement servicer. Consequently, the time it takes to effect the transfer of servicing to a replacement servicer or the inability to locate a replacement servicer may result in the disruption of normal servicing activities, increased delinquencies and defaults on the leases and leased vehicles and delays or reductions in the payments on your notes.

RISKS RELATED TO THE ISSUANCE OF MULTIPLE CLASSES OF NOTES[, AN UNKNOWN ALLOCATION OF NOTES] OR RETENTION OF NOTES.

Payment priorities increase risk of loss or delay in payment to certain classes of notes.

Based on the priorities described under “Distributions on the Notes— Deposits to the Distribution Accounts; Priority of Payments” in this prospectus, classes of notes that receive payments, particularly principal payments, before other classes will be repaid more rapidly than the other classes of notes. In addition, because principal of each class of notes will be paid sequentially (so long as no event of default and acceleration of the notes has occurred), classes of notes that have higher (i.e., 2 being higher than 1) sequential numerical class designations will be outstanding longer and therefore will be exposed to the risk of losses on the leases during periods after other classes of notes have received most or all amounts payable on their notes, and after which a disproportionate amount of credit enhancement may have been applied and not replenished.

Because of the priority of payment on the notes, the yields of the Class A-2 notes, the Class A-3 notes[,] [[and] the Class A-4 notes[,]][ [and] the Class B notes[,]][ [and] the Class C notes][ and the Class D notes] will be relatively more sensitive to losses on the leases and leased vehicles related to defaults on the leases or residual value losses and the timing of those losses than the Class A-1 notes. Accordingly, the Class A-2 notes will be relatively more sensitive to losses on the leases and leased vehicles related to defaults on the leases or residual value losses and the timing of those losses than the Class A-1 notes; [and] the Class A-3 notes will be relatively more sensitive to losses on the leases and leased vehicles related to defaults on the leases or residual value losses and the timing of those losses than the Class A-1 notes and the Class A-2 notes[; [and] the Class A-4 notes will be relatively more sensitive to losses on the leases and leased vehicles related to defaults on the leases or residual value losses and the timing of those losses than the Class A-1 notes, the Class A-2 notes and the Class A-3 notes][; and the Class B notes will be relatively more sensitive to losses on the leases and leased vehicles related to defaults on the leases or residual value losses and the timing of those losses than the Class A-1 notes, the Class A-2 notes, the Class A-3 notes and the Class A-4 notes] [; and the Class C notes will be relatively more sensitive to losses on the leases and leased vehicles related to defaults on the leases or residual value losses and the timing of those losses than the Class A-1 notes, the Class A-2 notes, the Class A-3 notes, the Class A-4 notes and the Class B notes] [; and the Class D notes will be relatively more sensitive to losses on the leases and leased vehicles related to defaults on the leases or residual value losses and the timing of those losses than the Class A-1 notes, the Class A-2 notes, the Class A-3 notes, the Class A-4 notes, the Class B notes and the Class C notes]. If the actual rate and amount of losses exceed your expectations, and if amounts in the reserve account are insufficient to cover the resulting shortfalls, the yield to maturity on your notes may be lower than anticipated, and you could suffer a loss.

Classes of notes that receive payments earlier than expected are exposed to greater reinvestment risk, and classes of notes that receive principal later than expected are exposed to greater risk of loss. In either case, the yields on your notes could be materially and adversely affected.

[The failure to pay interest on the subordinated classes of notes is not an event of default, and the failure to make principal payments on any notes will generally not result in an event of default until the applicable final scheduled payment date.

The indenture provides that failure to pay interest when due on the outstanding subordinated class or classes of notes — for example, for so long as any of the Class A notes are outstanding, the Class B notes [,][and][the Class C notes][and the Class D notes]— will not be an event of default under the indenture. Under these circumstances, the holders of the subordinated classes of notes which are not the controlling class will not have any right to declare an event of default, to cause the maturity of the notes to be accelerated or to direct or consent to any remedial action under the indenture.

The amount of principal required to be paid to noteholders prior to the applicable final scheduled payment date set forth in this prospectus generally will be limited to amounts available for that purpose. Therefore, the failure to pay principal of a note generally will not result in an event of default under the indenture until the applicable final scheduled payment date or redemption date for the related class of notes.]

[There may be a conflict of interest among classes of notes or among noteholders generally.

As described elsewhere in this prospectus, the holders of the most senior class of notes then outstanding will make certain decisions with regard to treatment of defaults by the servicer, acceleration of payments on the notes following an event of a default under the indenture and certain other matters, such as a sale of the collateral after an event of default under some circumstances.

Additionally, investors in one or more classes of notes, directly or through affiliates, may have business relationships with the sponsor, the depositor, the servicer or their affiliates. For example, an investor may provide services to, or obtain services from, the sponsor, the depositor, the servicer or their affiliates, and any of such parties may be a creditor of the others through a financing or other contractual relationship, which may include the sharing of material information regarding the sponsor, the depositor, the servicer or their affiliates that is not disclosed in this prospectus. Consequently, the interests of such an investor may conflict with the interests of other noteholders (for example, in connection with the determination of whether to consent to a reallocation of the leases or related leased vehicles or to terminate and replace the servicer following a servicer default).

Because the holders of more senior classes of note will have different interests than holders of more junior classes of notes when it comes to these matters, you may find that courses of action determined by other noteholders do not reflect your interests but that you are nonetheless bound by the decisions of these other noteholders.]

The market value, liquidity and voting power of your notes may be adversely impacted by retention of the notes by the depositor or its affiliates [or by the unknown aggregate initial principal amount of the notes] [and the unknown allocation of Class A-2 notes] [and the unknown allocation between the Class A-3 notes and the Class A-4 notes.]

Some or all of one or more classes of notes may be retained by the depositor or conveyed to an affiliate of the depositor. Accordingly, the market for such a retained class of notes may be less liquid than would otherwise be the case. In addition, if any retained notes are subsequently sold in the secondary market, demand and market price for notes of that class already in the market could be adversely affected and the voting power of the noteholders of the outstanding notes may be diluted.

[Whether the issuing entity will issue notes with an aggregate initial principal amount of $[________] or $[________] is not expected to be known until the day of pricing. NMAC will make the determination regarding the aggregate initial principal amount of the notes based on, among other considerations, market conditions at the time of pricing. The size of a class of notes may affect liquidity of that class, with smaller classes being less liquid than a larger class may be. In addition, if your class of notes is larger than you expected, then you will hold a smaller percentage of that class of notes and the voting power of your notes will be diluted.]

Because the aggregate amount of Class A-2 notes is fixed as set forth on the cover of this prospectus, the division of the aggregate Class A-2 principal amount between the Class A-2a notes and the Class A-2b notes may result in the Class A-2b notes not being issued or being issued in only a very small principal amount, which may reduce the liquidity of such class of notes.]

[The allocation of the principal amount between the Class A-3 notes and the Class A-4 notes may not be known until the day of pricing and may result in any of a number of possible allocation scenarios, and we cannot predict with certainty what portion of the principal amount of the notes will be allocated to the Class A-3 notes and what portion of the principal amount of the notes will be allocated to the Class A-4 notes, although the principal amount of the Class A-3 notes and the Class A-4 notes will equal $[●] in the aggregate.

In addition, because the aggregate amount of Class A-3 notes and Class A-4 notes is predetermined, the division between the Class A-3 notes and the Class A-4 notes may result in one of such classes being issued in only a very small principal amount, which may reduce the liquidity of such class of notes.]

RISKS RELATED TO CERTAIN FEATURES OF THE NOTES AND FINANCIAL MARKET DISRUPTIONS

A reduction, withdrawal or qualification of the ratings on your notes, or the issuance of unsolicited ratings on your notes or a potential rating agency conflict of interest and regulatory scrutiny of the rating agencies could adversely affect the market value of your notes and/or limit your ability to resell your notes.

The ratings on the notes are not recommendations to purchase, hold or sell the notes and do not address market value or investor suitability. The ratings reflect each hired rating agency’s assessment of the creditworthiness of the leases, the residual value of the related leased vehicles, the credit enhancement on the notes and the likelihood of repayment of the notes. There can be no assurance that the leases and/or the notes will perform as expected or that the ratings will not be reduced, withdrawn or qualified in the future as a result of a change of circumstances, deterioration in the performance of the leases, errors in analysis or otherwise. None of the depositor, the sponsor or any of their affiliates will have any obligation to replace or supplement any credit enhancement or to take any other action to maintain any ratings on the notes. If the ratings on your notes are reduced, withdrawn or qualified, it could adversely affect the market value of your notes and/or limit your ability to resell your notes.

The sponsor has hired two rating agencies and will pay them a fee to assign ratings on the notes. The sponsor has not hired any other nationally recognized statistical rating organization, or “NRSRO,” to assign ratings on the notes and is not aware that any other NRSRO has assigned ratings on the notes. However, under SEC rules, information provided to a hired rating agency for the purpose of assigning or monitoring the ratings on the notes is required to be made available to each NRSRO in order to make it possible for such non-hired NRSROs to assign unsolicited ratings on the notes. An unsolicited rating could be assigned at any time, including prior to the closing date, and none of the depositor, the sponsor, the underwriters or any of their affiliates will have any obligation to inform you of any unsolicited ratings assigned after the date of this prospectus. NRSROs, including the hired rating agencies, have different methodologies, criteria, models and requirements. If any non-hired NRSRO assigns an unsolicited rating on the notes, there can be no assurance that such rating will not be lower than the ratings provided by the hired rating agencies, which could adversely affect the market value of your notes and/or limit your ability to resell your notes. In addition, if the sponsor fails to make available to the non-hired NRSROs any information provided to any hired rating agency for the purpose of assigning or monitoring the ratings on the notes, a hired rating agency could withdraw its ratings on the notes, which could adversely affect the market value of your notes and/or limit your ability to resell your notes. Potential investors in the notes are urged to make their own evaluation of the creditworthiness of the leases and the credit enhancement on the notes, and not to rely solely on the ratings on the notes.

Further, we note that a rating agency may have a conflict of interest where, as is the case with the ratings of the notes by the hired rating agencies, the sponsor or the issuing entity of a security pays the fee charged by the hired rating agency for its rating services. The perceived conflict of interest may have an adverse effect on the market value of your notes and the ability to resell your notes.

Returns on your investments may be reduced by prepayments on the leases, events of default, optional redemption or reallocation of the leases and the leased vehicles from the 20[●]-[●] Series Assets.

You may receive payment of principal of your notes earlier or later than you expected, which may adversely impact your ability to reinvest the principal paid to you at a rate of return that is equal to or greater than the rate of return on your notes. The notes are not a suitable investment for you if you require a regular or predictable schedule of payments.

The amount of principal distributed on your notes and the time when you receive those distributions depend on the rate of payments and losses relating to the leases and the leased vehicles. Prepayments, liquidations of the vehicles related to defaulted leases, reallocations from the 20[●]-[●] Series of leases and the related vehicles that do not meet the eligibility criteria or events of default that result in an acceleration of payments on the notes will shorten the life of the notes to an extent that cannot be fully predicted. Further, the leases allocated to, and associated with, the 20[●]-[●] Series may be prepaid, in full or in part, either voluntarily, including as a result of marketing programs introduced by NMAC or due to concerns arising from a vehicle recall (regardless of whether the related financed vehicle was affected by the recall), or as a result of defaults, theft of or damage to the related leased vehicles or for other reasons. Each of these payments will have the effect of accelerating the payment of principal and shortening the average lives of the notes. For these reasons, the servicer cannot predict the actual prepayment rates for the leases, and NMAC’s historical prepayment and loss experience may not reflect circumstances similar to current and future general economic conditions. You will bear any reinvestment risks resulting from a faster or slower rate of payments of the leases and the leased vehicles, including the risk that available investments at that time have lower interest rates than the rates offered by your notes. For more information regarding prepayments or delinquencies, you should refer to “Maturity and Prepayment Considerations” and “Prepayments, Delinquencies, Repossessions and Net Losses” in this prospectus.

The servicer will also be permitted at its option to purchase the 20[●]-[●] series certificate from the issuing entity when the aggregate securitization value of the leases and leased vehicles included in the 20[●]-[●] Series Assets is less than or equal to [●]% of the [then outstanding note balance][aggregate securitization value of the leases and leased vehicles included in the 20[●]-[●] Series Assets as of the cutoff date], which may require repayment of the notes prior to the expected principal payment date for one or more classes of notes. If the servicer exercises its right to purchase the 20[●]-[●] series certificate, the issuing entity will redeem the notes and, if any of your notes are then outstanding, you will receive the remaining principal amount of your notes plus any other amounts due to noteholders, such as accrued interest through the related payment date. Because your notes will no longer be outstanding, you will not receive the additional interest payments or other distributions that you would have received had the notes remained outstanding. You will bear any reinvestment risks resulting from a faster or slower rate of payments of the leases and leased vehicles included in the 20[●]-[●] Series Assets. If you bought your notes at par or at a premium, your yield to maturity will be lower than it would have been if the optional redemption had not been exercised. See “Distributions on the Notes—Optional Purchase” in this prospectus.

The servicer may be required to reallocate from the 20[●]-[●] Series certain leases and related leased vehicles if there is a breach of the representations and warranties relating to those leases or if the servicer extends the term of those leases beyond the latest final scheduled payment date of the notes. In connection with such reallocation, the servicer will be obligated to pay the issuing entity an amount equal to (i) the present value of the monthly payments remaining to be made under the affected lease, discounted at the securitization rate, (ii) the residual value of the leased vehicle and (iii) any delinquent payments not paid by the lessee. For more information regarding the servicer’s obligation to reallocate leases and leased vehicles from the 20[●]-[●] Series, you should refer to “Description of the Servicing Agreement—Sale and Disposition of Leased Vehicles” and “—Purchase of Leased Vehicles Before Their Lease Maturity Dates” in this prospectus.

[There is a risk of a taxable deemed exchange of your notes if the basic documents are amended.

The basic documents, under certain circumstances, allow for supplemental indentures and amendments. It is possible that such supplemental indentures or amendments, if they were treated as “significant modifications,” could result in a taxable deemed exchange of your notes for U.S. federal income tax purposes. This could result in gain or loss recognition for noteholders, and could potentially result in original issue discount (“OID”) with respect to the notes following such modification.]

Financial market disruptions, and the absence of a secondary market for the notes may make it difficult for you to sell your notes and/or obtain your desired price.

The issuing entity will not list the notes on any securities exchange. Therefore, in order to sell your notes, you must first locate a willing purchaser. The absence of a secondary market for the notes could limit your ability to resell them. Currently, no secondary market exists for the notes, and a secondary market may not develop. The underwriters intend to make a secondary market for the notes by offering to buy the notes from investors that wish to sell. However, the underwriters are not obligated to offer to buy the notes and may stop making offers at any time. In addition, the underwriters and other broker and dealers may be unable, unwilling or restricted from making a market in, or publishing quotations on, the offered notes due to regulatory requirements or otherwise. Further, the underwriters’ offered prices, if any, may not reflect prices that other potential purchasers would be willing to pay were they given the opportunity. In addition, having the notes in book-entry form may reduce their liquidity in the secondary market because certain potential investors may be unwilling to purchase securities for which they cannot obtain physical notes.

Additionally, events in the domestic and global financial markets (including potential instability and volatility as a result of the exit of the UK from the European Union (the “EU”)) could affect the performance or market value of your notes and your ability to sell your notes in the secondary market. Recent and continuing events in such markets have caused, and may continue to cause, a significant reduction in liquidity in the secondary market for asset-backed securities. Such illiquidity can have a severely adverse effect on the prices of securities that are especially sensitive to prepayment, credit or interest rate risk, such as the notes. As a result, you may not be able to sell your notes when you want to do so or you may not be able to obtain the price that you wish to receive.

Non-U.S. Holders investing in notes could be treated as engaged in a U.S. trade or business for U.S. federal income tax purposes on account of their own activities.

As discussed under “Material U.S. Federal Income Tax Consequences” in this prospectus, the U.S. federal income tax treatment of the notes to a beneficial owner that is a Non-U.S. Holder turns on a number of facts, including whether interest on the notes paid to or accrued by the Non-U.S. Holder is effectively connected with the conduct of a trade or business within the United States by the Non-U.S. Holder. The determination of whether a Non-U.S. Holder is engaged in a trade or business within the United States with respect to its acquisition of debt is based on a highly factual analysis that takes into account all facts and circumstances relating to such Non-U.S. Holder, which are necessarily unique to that U.S. Holder. No direct guidance expressly addresses which activities constitute being engaged in a trade or business within the United States or whether (or under which circumstances) the acquisition of newly issued debt, such as a note offered hereby, could give rise to a trade or business or could contribute to such a conclusion when coupled with other facts and circumstances. In addition, certain activities undertaken or performed by or for a Non-U.S. Holder through agents and other third parties could be attributed to the Non-U.S. Holder in determining whether the Non-U.S. Holder is engaged in a trade or business within the United States. Furthermore, the precise contours of the so-called “securities trading safe harbor” under Section 864(b)(2) of the Code is similarly unclear. Nothing herein provides any advice or assurance concerning the tax treatment with respect to any person in this regard or otherwise or considers in any way the facts unique to any particular person that acquires a note. Therefore, you are urged to consult your own tax advisors to determine your treatment under these rules in respect of the acquisition of a note and taking into account your own particular facts relating to such acquisition.

[RISKS RELATED TO THE ISSUANCE OF A FLOATING RATE CLASS OF NOTES AND THE UNCERTAINTY OF SOFR]

[SOFR is a relatively new reference rate, which could have an adverse effect on the floating rate notes.]

[[If issued, the Class A-2b notes will accrue interest at a floating rate based on the Benchmark Rate plus a spread. The initial Benchmark Rate will be [SOFR-based rate].

SOFR is published by the Federal Reserve Bank of New York, or the “FRBNY”, and is intended to be a broad measure of the cost of borrowing cash overnight collateralized by U.S. Treasury securities. The FRBNY states on its publication page for SOFR that the use of SOFR is subject to important limitations and disclaimers, including that the FRBNY may alter the methods of calculation, publication schedule, rate revision practices or availability of SOFR at any time without notice.

Because SOFR is published by the FRBNY based on data received from other sources and depends on interrelated economic, financial and political considerations, the issuing entity has no control over its determination, calculation or publication. The activities of the FRBNY may directly affect prevailing SOFR rates in ways the issuing entity is unable to predict. SOFR is a relatively new interest rate index and may not become widely established in the market or could eventually be eliminated. The issuing entity cannot assure that SOFR will not be discontinued or fundamentally altered in a manner that is materially adverse to the interests of holders in the Class A-2b notes. Potential investors should not rely on any historical changes or trends in SOFR as an indicator of future changes or trends in SOFR. If the manner in which SOFR is calculated is changed or if SOFR is discontinued, that change or discontinuance may result in a reduction of the amount of interest payable on and the trading prices of the Class A-2b notes.

As an overnight rate, SOFR may be subject to increased volatility relative to other interest rate benchmarks. Additionally, if SOFR is not published on any day, the Class A-2b notes will bear interest at a rate based on SOFR published on the first preceding day for which such rate was published. This previously published rate would be an overnight rate that would remain in effect until the next day on which SOFR is published. As such, this rate may not reflect then-current market conditions, or the rate that would apply to investments where interest is set for a longer term. For more information on how SOFR is determined, you should read “The Notes—Calculation of Floating Rate Interest” in this prospectus.

Because SOFR is a relatively new market index, the Class A-2b notes may not have an established trading market when issued, and an established trading market may not develop or may not provide significant liquidity. The secondary market for, and the market value of, the Class A-2b notes will be affected by a number of factors, including the manner in which SOFR is determined, calculated and published, the development of SOFR-based market conventions, broad acceptance of SOFR in the capital markets, the anticipated and actual level and direction of interest rates, the variable rate of interest payable on the Class A-2b notes, potential volatility of SOFR, the time remaining to the maturity of Class A-2b notes, the principal amount of the Class A-2b notes and the availability of comparable instruments. Market terms for the Class A-2b notes, such as the spread over the rate reflected in interest rate provisions, may evolve over time, and trading prices of the Class A-2b notes may be lower than those of later-issued notes with interest rates based on SOFR as a result. Similarly, if SOFR does not become widely adopted for securities like the Class A-2b notes, the trading prices of the Class A-2b notes may be lower than those of securities like the notes linked to indices that are more widely used. Investors in the Class A-2b notes may not be able to sell the Class A-2b notes at all or may not be able to sell the Class A-2b notes at prices that will provide them with a yield comparable to similar investments that have a developed secondary market, and may consequently experience increased pricing volatility and market risk.

Due to the emerging and developing adoption of SOFR as an interest rate index, investors who desire to obtain financing for their Class A-2b notes may have difficulty obtaining any credit or credit with satisfactory interest rates, which may result in lower leveraged yields and lower secondary market prices upon the sale of the Class A-2b notes.

The FRBNY began to publish SOFR in April 2018. Although the FRBNY has also published historical indicative SOFR going back to 2014, such prepublication historical data inherently involves assumptions, estimates and approximations. Investors should therefore not rely on any historical changes or trends in SOFR as an indicator of the future performance of SOFR during the term of the Class A-2b notes. Historical interest rates are not necessarily indicative of future interest rates and actual interest rates may be lower than anticipated.]

[A decrease in SOFR, including a negative benchmark rate, would reduce the rate of interest on the Class A-2b notes to 0.00%.]

[If any Class A-2b notes are issued, the interest rate on the Class A-2b notes initially will be based on the [SOFR-based rate] plus a spread. Decreases in SOFR (or any alternative benchmark adopted by the sponsor) will decrease the interest rate and the amount of interest payable on the Class A-2b notes. If the sum of [SOFR-based rate] (or the alternative benchmark adopted by the sponsor) plus the applicable spread set forth on the cover page of this prospectus is less than 0.00% for any accrual period, then the interest rate for the Class A-2b notes for such interest period will be deemed to be 0.00%.]

[The issuing entity may issue floating rate notes, but the issuing entity will not enter into any interest rate swaps and you may suffer losses on your notes if interest rates rise.]

[The receivables in the receivables pool will bear interest at a fixed rate, while the floating rate notes, if any, will bear interest at a floating rate, initially, based on the benchmark rate plus an applicable spread. Even though the issuing entity may issue floating rate notes, it will not enter into any interest rate swaps or interest rate caps in connection with the issuance of the notes.

If the interest rate payable on the Class A-2b notes increases due to an increase in the benchmark rate to the point where the amount of interest and principal due on the notes, together with other fees and expenses payable by the issuing entity, exceeds the amount of collections and other funds available to the issuing entity to make such payments, the issuing entity may not have sufficient funds to make payments on the notes. If the issuing entity does not have sufficient funds to make such payments, you may experience delays or reductions in the interest and principal payments on your notes.

If market interest rates rise or other conditions change materially after the issuance of the notes and certificates, you may experience delays or reductions in interest and principal payments on your notes. The issuing entity will make payments on the floating rate notes out of its generally available funds – not solely from funds that are dedicated to the floating rate notes. Therefore, an increase in interest rates would reduce the amounts available for distribution to holders of all notes, not just the holders of the floating rate notes, and a decrease in interest rates would increase the amounts available to the holders of all notes.]

[The occurrence of a benchmark transition event may result in a deemed taxable exchange for noteholders for U.S. federal income tax purposes.]

[If an alternative method or index is designated in place of [SOFR-based rate] for the Class A-2b notes, the U.S. federal income tax consequences of such a benchmark replacement are uncertain. If such a replacement constituted a “significant modification” of the Class A-2b notes under Treasury Regulation section 1.1001-3, the replacement may result in a taxable deemed exchange of the Class A-2b notes and the realization of gain or loss, as well as other corollary tax consequences.]

[RISKS RELATING TO THE ENTRY INTO AN INTEREST RATE [CAP][SWAP] AGREEMENT]

[The rating of a [cap provider][swap counterparty] could have an adverse effect on the ratings of the notes.]

[If the issuing entity enters into [the] interest rate [cap][swap] agreement, the hired rating agencies will consider the provisions of the interest rate [cap][swap] agreement, and the rating of the [cap provider][swap counterparty] in rating the notes. If a rating agency downgrades the debt rating of the [cap provider][swap counterparty], it is also likely to downgrade the rating of the notes. Any downgrade in the rating of the notes could have severe adverse consequences on their liquidity or market value.

To provide some protection against the adverse consequences of a downgrade, the [cap provider][swap counterparty] may be permitted, but generally not required, to take the following actions if the rating agencies reduce its debt ratings below certain levels:

1. assign the interest rate [cap][swap] agreement to another party;

2. obtain a replacement interest rate [cap][swap] agreement, as applicable, on substantially the same terms as the interest rate [cap][swap] agreement; or

3. establish any other arrangement satisfactory to the hired rating agencies.

Any interest rate [cap][swap] involves a high degree of risk. The issuing entity will be exposed to this risk should it enter into the interest rate [cap][swap] agreement. For this reason, only investors capable of understanding these risks should invest in the notes. See “The Notes—Interest Rate [Cap][Swap] Agreement(s)” in this prospectus.]

[The interest rate cap agreement(s) could increase the risks of delays, reductions and/or accelerations in the payments of interest on and principal of the notes.]

The amounts available to the issuing entity to pay interest on and principal of all classes of the notes depend in part on the operation of the interest rate cap agreement(s) and the performance by the cap provider of its obligations under the interest rate cap agreement(s). The ratings of all the notes take into account the provisions of the interest rate cap agreement(s) and the ratings currently assigned to the cap provider.

During those periods in which [SOFR-based rate] is substantially greater than the cap rate of [●]%, the issuing entity will be more dependent on receiving payments from the cap provider in order to make payments on the notes. If the cap provider fails to pay the amounts due under the interest rate cap agreement(s), the amount of credit enhancement available in the current or any future period may be reduced and you may experience delays and/or reductions in the interest on and principal of your notes.

A downgrade, suspension or withdrawal of any rating of the cap provider by a hired rating agency may result in the downgrade, suspension or withdrawal of the ratings assigned by that hired rating agency to any class (or all classes) of notes. Investors should make their own determinations as to the likelihood of performance by the cap provider of its obligations under the interest rate cap agreement. A downgrade, suspension or withdrawal of the rating assigned by a hired rating agency to a class of notes would likely have adverse consequences on the liquidity or market value of those notes.

Certain events (including some that are not within the control of the issuing entity or the cap provider) may cause the termination of the interest rate cap agreement. Certain of these events will not cause a termination of the interest rate cap agreement unless a majority of holders of notes vote to instruct the indenture trustee (as assignee of the rights of the owner trustee) to terminate the interest rate cap agreement. The holders of any class of notes may not have sufficient voting interests to cause or to prevent a termination of the interest rate cap agreement. In an early termination, a termination payment may be due to the issuing entity. The amount of any termination payment will be based on the market value of the interest rate cap agreement. Any termination payment could, if market interest rates and other conditions have changed materially, be substantial. If the cap provider fails to make a termination payment owed to the issuing entity, the issuing entity may not be able to enter into a replacement interest rate cap agreement and to the extent the interest rates on the Class A-2b Notes exceed the fixed rate the issuing entity had been required to pay the cap provider under the interest rate cap agreement, the amount available to pay interest on and principal of the notes will be reduced.

In addition, if the notes are accelerated after the interest rate cap agreement terminates, the indenture trustee may under certain circumstances liquidate the assets of the issuing entity. Liquidation would likely accelerate payment of all notes that are then outstanding. If a liquidation occurs close to the date when any class otherwise would have been paid in full, repayment of that class might be delayed while liquidation of the assets is occurring. The issuing entity cannot predict the length of time that will be required for liquidation of the assets of the issuing entity to be completed. Additionally, liquidation proceeds may not be sufficient to repay the notes in full. Even if liquidation proceeds are sufficient to repay the notes in full, any liquidation that causes the principal of a class of notes to be paid before the related final scheduled payment date will involve prepayment risks.

The proceeds of any liquidation of the assets of the issuing entity may be insufficient to pay in full all accrued interest on and principal of each outstanding class of notes. In addition, termination of the interest rate cap agreement may under certain circumstances constitute an event of default under the indenture. If this occurs and the notes are accelerated, the priority of payments of all notes will change from pro rata payments of interest for the Class A notes followed by sequential payments of principal, to pro rata payments of interest on the Class A notes followed by payments of principal of the Class A-1 Notes first, followed by pro rata payment of principal of the Class A-2 Notes (pro rata among the Class A-2a Notes and the Class A-2b Notes)[,] [and] the Class A-3 Notes[, and the Class A-4 Notes][, followed by payments of interest and principal of the Class B Notes] [, followed by payments of interest and principal of the Class C Notes] [, followed by payments of interest and principal of the Class D Notes]. As a result, a class of notes with an earlier maturity may absorb a smaller amount of losses than a class of notes with a later maturity.]

[Risks of delays, reductions and/or accelerations in the payments of interest on and principal of the notes associated with the interest rate swap agreement(s).]

[The issuing entity will enter into an interest rate swap transaction for the floating rate notes, if any, under a separate interest rate swap agreement because the assets owned by the issuing entity bear interest at fixed rates, while each of the Class A-2b notes, if class is issued, will bear interest at a floating rate. The issuing entity may use payments made by the swap counterparty to make interest and other payments on each payment date.

During those periods in which the weighted average of the floating rates payable by the swap counterparty is greater than the weighted average of the fixed rates payable by the issuing entity, the issuing entity will be more dependent on receiving payments from the swap counterparty in order to make interest payments on the notes without using amounts that would otherwise be used to pay principal of the notes. If the swap counterparty fails to pay a net swap receipt, and collections on the leases and leased vehicles and funds on deposit in the reserve account are insufficient to make payments of interest on the notes, you may experience delays and/or reductions in the interest on and principal of your notes.

A downgrade or suspension of any rating of the swap counterparty by a rating agency may result in the downgrade, suspension or withdrawal of the ratings assigned by that rating agency to any class (or all classes) of notes. Investors should make their own determinations as to the likelihood of performance by the swap counterparty of its obligations under the interest rate swap agreement. A downgrade, suspension or withdrawal of the rating assigned by a rating agency to a class of notes would likely have adverse consequences on the liquidity or market value of those notes. An event of default under the indenture may result in payments on your notes being accelerated. The swap counterparty’s right to receive a net swap payment will be higher in priority than all payments on the notes. If a net swap payment is due to the swap counterparty on a payment date and there are insufficient collections and insufficient funds on deposit in the reserve account to make payments of interest on and principal of the notes, you may experience delays and/or reductions in the interest on and principal payments of your notes.

As more fully described in this prospectus in “The Notes—Interest Rate Swap Agreement(s),” an interest rate swap agreement, if any, generally may not be terminated except upon failure of either party to the interest rate swap agreement to make payments when due; a bankruptcy of either party to the interest rate swap agreement or other insolvency events with respect to the swap counterparty, illegality, failure of the swap counterparty to provide financial information as required by Regulation AB or to post eligible collateral or assign the interest rate swap agreement to an eligible counterparty if it is unable to provide that financial information, certain tax or merger events that affect the swap counterparty’s creditworthiness or ability to make payments, or any other breach of the interest rate swap agreement on the part of the swap counterparty; a material misrepresentation by the swap counterparty in the interest rate swap agreement; or failure of the swap counterparty to obtain a guarantee, post collateral, assign the interest rate swap agreement to an eligible counterparty or take other remedial action if the swap counterparty’s credit ratings drop below the levels required by the interest rate swap agreement. In any early termination, a termination payment may be due to the issuing entity or to the swap counterparty and such termination payment could be substantial.

If the swap counterparty, if any, fails to make a termination payment owed to the issuing entity under an interest rate swap agreement, if any, the amount available to pay principal of and interest on the notes will be reduced.

If an interest rate swap agreement is terminated and collections and funds on deposit in the reserve account are insufficient to make payments of interest on and principal of your notes, you may experience delays and/or reductions in the interest on and principal of your notes.]

OVERVIEW OF THE TRANSACTION

Please refer to page [●] for a diagram providing an overview of the transaction described in this prospectus. You can find a listing of the pages where the principal terms are defined under “Index of Principal Terms” in this prospectus beginning on page [●].

All of the motor vehicle dealers in the Nissan Motor Acceptance Company LLC (“NMAC” or, the “sponsor”) network of dealers have entered into agreements with NMAC or Infiniti Financial Services (“IFS”), which is a division of NMAC, pursuant to which they have assigned and will assign retail closed-end motor vehicle lease contracts that have been originated by those dealers and funded by NMAC or IFS to Nissan-Infiniti LT LLC, a Delaware limited liability company (the “titling company”). The titling company was created as a Delaware statutory trust in July 1998 and converted to a limited liability company in April 2021. The titling company structure avoids the administrative difficulty and expense associated with retitling leased vehicles for the securitization of motor vehicle leases. The assets of the titling company that are not allocated to, or associated with, another series interest constitute the unallocated assets series (the “Unallocated Assets Series”). [NILT LLC][NMAC] is the holder of the certificate representing the Unallocated Assets Series (the “Unallocated Assets Certificate”). See “The Titling Company—Property of the Titling Company” in this prospectus. On or prior to the closing date, [NILT LLC][NMAC] will direct the titling company to:

•	establish a separate series of limited liability interest in the titling company (the “20[●]-[●] Series”);

•

allocate from the Unallocated Assets Series to the 20[●]-[●] Series a separate portfolio of leases (the “leases”), the related vehicles leased under the leases (the “leased vehicles”), the cash proceeds associated with such leases, the security deposits made by the lessees, the certificates of title relating to the leased vehicles and the right to receive payments under any insurance policy relating to the leases, the leased vehicles or the related lessees.

The leases, leased vehicles and other assets allocated to, and associated with, the 20[●]-[●] Series are referred to collectively as the “20[●]-[●] Series Assets”. Upon the creation of the 20[●]-[●] Series, the 20[●]-[●] Series Assets will no longer constitute assets of the titling company allocated to, and associated with, the Unallocated Assets Series, and the interest of [NILT LLC][NMAC] in the titling company assets represented by the Unallocated Assets Series will be reduced accordingly. The 20[●]-[●] Series will represent an indirect interest, rather than a direct legal interest, in the related 20[●]-[●] Series Assets. The 20[●]-[●] Series will not represent an interest in any titling company assets other than the related 20[●]-[●] Series Assets. Payments made on or in respect of any titling company assets other than the 20[●]-[●] Series Assets will not be available to make payments on the notes or the certificates. The titling company may from time to time issue additional series of limited liability company interests in the titling company similar to the 20[●]-[●] Series (each, an “Other Series”). The issuing entity (and, accordingly, the securityholders) will have no interest in the Unallocated Assets Series, any Other Series or any assets of the titling company allocated to the Unallocated Assets Series or any Other Series. See “The Titling Company” and “The 20[●]-[●] Series” in this prospectus.

On the date of initial issuance of the notes and the certificates (the “closing date”), the titling company will issue a certificate evidencing the 20[●]-[●] Series (the “20[●]-[●] Series Certificate”) to [NILT LLC][NMAC]. [NILT LLC][NMAC] will then sell, transfer and assign its limited liability company interest in the 20[●]-[●] Series represented by the 20[●]-[●] Series Certificate to Nissan Auto Leasing LLC II (the “depositor”). The depositor will in turn sell, transfer and assign the 20[●]-[●] Series Certificate to Nissan Auto Lease Trust 20[●]-[●], a Delaware statutory trust (the “issuing entity”). The issuing entity will issue notes (the “notes”) with an aggregate initial principal amount of $[●] (the “initial note balance”) and asset-backed certificates (the “certificates”) representing the beneficial interest in the issuing entity to the depositor in consideration for the 20[●]-[●] Series Certificate and will pledge the 20[●]-[●] Series Certificate to the indenture trustee as security therefor. The holders of the notes are referred to in this prospectus as the “noteholders,” and the holders of the certificates are referred to herein as the “certificateholders.” The notes and the certificates are collectively referred to in this prospectus as the “securities,” and the holders of the securities are referred to as

“securityholders.” Each note will represent an obligation of, and each certificate will represent a fractional beneficial interest in, the issuing entity. Payments in respect of the certificates will be subordinated to payments in respect of one or more classes of notes to the extent described in this prospectus.

The notes are the only securities being offered hereby. The depositor initially will retain all of the certificates.

The sponsor expects that the notes will receive credit ratings from two nationally recognized statistical rating organizations hired by the sponsor to assign ratings on the notes (each, a “hired rating agency”). See “Ratings of the Notes” in this prospectus for further information concerning the ratings assigned to the notes, including the limitations of such ratings.

THE ISSUING ENTITY

General

Nissan Auto Lease Trust 20[●]-[●], the issuing entity, is a Delaware statutory trust and will be governed by the amended and restated trust agreement to be dated as of the closing date (the “Trust Agreement”), between Nissan Auto Leasing LLC II, the depositor, and [●], as owner trustee (the “owner trustee”).

The issuing entity will issue the notes pursuant to an indenture, to be dated as of the closing date (the “Indenture”), between the issuing entity and [●], as indenture trustee (the “indenture trustee” and, together with the owner trustee, the “trustees”), and will issue the certificates pursuant to the Trust Agreement.

The issuing entity will not engage in any activity other than as duly authorized in accordance with the terms of the Trust Agreement. On the closing date, the authorized purposes of the issuing entity will be limited to:

1.	issuing the securities;

2.	acquiring the 20[●]-[●] Series certificate and the other property of the issuing entity and proceeds therefrom;

3.	assigning and pledging the property of the issuing entity to the indenture trustee;

[4.

entering into and performing its obligations under any interest rate protection agreement or agreements, including any confirmations evidencing the transactions thereunder, each of which is an interest rate swap, an interest rate cap, an obligation to enter into any of the foregoing or any combination of any of the foregoing (including the Interest Rate [Cap][Swap] Agreement(s));]

5.	making payments on the notes and the certificates;

6.	entering into and performing its obligations under each Basic Document (as defined below) to which it is a party;

7.

subject to compliance with the Basic Documents, engaging in such other activities [including, without limitation, entering into one or more Interest Rate [Cap][Swap] Agreement(s), if any] as may be required in connection with conservation of the property of the issuing entity (the “issuing entity’s property”) and the making of distributions to the [swap counterparty,] holders of the notes and the certificates; and

8.	engaging in other activities that are necessary, suitable or convenient to accomplish, or that are incidental to or connected with, any of the foregoing activities.

The term “Basic Documents” refers collectively to the Indenture, together with the Titling Company Agreement, the Series Supplement, the Servicing Agreement, the Trust Administration Agreement, the Securities Account Control Agreement, the Trust Agreement, the Series Certificate Sale Agreement, the Series Certificate Transfer Agreement[, the Interest Rate [Cap][Swap] Agreement(s), if any], the Asset Representations Review Agreement, the Underwriting Agreement, the 20[●]-[●] Series Certificate and the securities.

The issuing entity may not engage in any additional activities other than in connection with the foregoing purposes or other than as required or authorized by the terms of the Basic Documents.

Securities owned by the issuing entity, the depositor, the servicer and their respective affiliates will be entitled to all benefits afforded to the securities except that they generally will not be deemed to be outstanding for the purpose of making requests, demands, authorizations, directions, notices, consents or other actions under the Basic Documents unless all other outstanding securities are owned by the issuing entity, the depositor, the servicer or their respective affiliates.

The issuing entity’s principal office is in [●], in care of the owner trustee, at the address set forth below under “The Owner Trustee and the Indenture Trustee.” The fiscal year of the issuing entity ends on March 31 of each year. The depositor, on behalf of the issuing entity, will file with the Securities and Exchange Commission (the “SEC”) periodic reports of the issuing entity required to be filed with the SEC under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations of the SEC thereunder. For more information on where you can obtain a copy of these and other reports, you should refer to “Reports to Noteholders” in this prospectus.

Capitalization and Liabilities of the Issuing Entity

The expected capitalization and liabilities of the issuing entity as of the closing date, as if the issuance and sale of the securities had taken place on that date, will be as follows:

Capitalization

Amount
20[●]-[●] Series (Securitization Value as of the cutoff date)	$	[●]
Reserve Account – Initial Balance[(1)]	$	[●]
[Pre-Funding Account – Initial Balance]	$	[●]

Total	$	[●]

[(1)

To be an amount not less than [●]% of the Aggregate Securitization Value of the pool of leases and the related leased vehicles allocated to, and associated with, the 20[●]-[●] Series as of the cutoff date.]

Liabilities

Amount
Class A-1 notes		$	[●]
Class A-2[a] notes	}	$	[●]
[Class A-2b notes]
Class A-3 notes		$	[●]
[Class A-4 notes]		$	[●]
[Class B notes]		$	[●]
[Class C notes]		$	[●]
[Class D notes]		$	[●]

Total		$	[●]

[The issuing entity may be liable for payments to the swap counterparty as described in this prospectus under “The Notes—Interest Rate Swap Agreement(s)”.]

Property of the Issuing Entity

On the closing date, the depositor will transfer the 20[●]-[●] Series Certificate to the issuing entity pursuant to the 20[●]-[●] Series Certificate Transfer Agreement. The issuing entity will then pledge its interest in the 20[●]-[●] Series Certificate to the indenture trustee under the Indenture. See “The 20[●]-[●] Series—Transfers of the Series Certificate” in this prospectus.

After giving effect to the transactions described in this prospectus, the issuing entity’s property will include:

•

the 20[●]-[●] Series Certificate, evidencing the entire limited liability company series interest in the 20[●]-[●] Series Assets, including the lease payments and right to payments received thereunder from the sale or other disposition of the leased vehicles after [●], 20[●] (the [initial] “cutoff date”)[, and for the subsequent assets allocated to the 20[●]-[●] series on a funding date is the date specified in the notice relating to that funding date, which we refer to as the “subsequent cut-off date”], the Series Collection Account and the rights of the issuing entity to funds on deposit from time to time in the Series Collection Account and investment earnings, net of losses and investment expenses, on those amounts,

•

the Reserve Account and the rights of the issuing entity to funds on deposit from time to time in the Reserve Account (including investment earnings, net of losses and investment expenses, on amounts on deposit therein),

•

[the pre-funding account and the rights of the issuing entity to funds on deposit from time to time in the pre-funding account (including investment earnings, net of losses and investment expenses, on amounts on deposit therein),]

•

the Note Distribution Account, the rights of the issuing entity to funds on deposit from time to time in the Note Distribution Account and any other account or accounts established pursuant to the Indenture,

•	the rights of the depositor under the Series Certificate Sale Agreement,

•	the rights of the issuing entity under the Series Certificate Transfer Agreement,

•	the rights of the issuing entity as a third-party beneficiary of the Servicing Agreement, to the extent relating to the 20[●]-[●] Series Assets and Titling Company Agreement, [and]

•	[the rights of the issuing entity under the Interest Rate [Cap][Swap] Agreement(s), if any, and the amounts payable to the issuing entity thereunder, and]

•	all proceeds and other property from and relating to the foregoing.

The issuing entity will pledge the issuing entity’s property to the indenture trustee for the benefit of the noteholders and the certificateholders, pursuant to the Indenture [and, if applicable, the swap counterparty under the Interest Rate Swap Agreement(s), if any].

The Series Collection Account, the Note Distribution Account and the Reserve Account will initially be established with and maintained by [●] as the account bank (the “account bank”) and will be subject to a securities account control agreement, to be dated as of the closing date (the “Securities Account Control Agreement”), between the account bank, the issuing entity, the servicer and the indenture trustee.

Holders of the notes and certificates will be dependent on payments made on the leases and proceeds received in connection with the sale or other disposition of the related leased vehicles for payments on the notes and certificates. Although the issuing entity will hold the 20[●]-[●] Series Certificate, the issuing entity will not have a direct ownership interest in the 20[●]-[●] Series Assets or a perfected security interest in the 20[●]-[●] Series Assets. The leased vehicles included in the 20[●]-[●] Series Assets will be titled in the name of the titling company. It is therefore possible that a claim or lien in respect of the leased vehicles or the titling company could limit the amounts payable in respect of the 20[●]-[●] Series Certificate to less than the amounts received from the lessees of the leased vehicles or received from the sale or other disposition of the leased vehicles. To the extent that a claim or lien were to delay the disposition of the leased vehicles or reduce the amount paid to the holder of the 20[●]-[●] Series Certificate in respect of its interest in the 20[●]-[●] Series Assets, you could experience delays in payment or losses on your investment in the notes. See “Risk Factors—Risks related to the servicer and other transaction parties—Bankruptcy of NMAC, the depositor[,] [or] the titling company [or NILT LLC] could result in delays in payments or losses on your notes,” “Risk Factors—Risks related to the limited nature of the issuing entity’s assets—Interests of other persons in the leases and the leased vehicles could be superior to the issuing entity’s interest, which may result in delayed or reduced payments on your notes,” “The 20[●]-[●] Series,” “Additional Legal Aspects of the Titling Company and the 20[●]-[●] Series—The 20[●]-[●] Series” and “Additional Legal Aspects of the Leases and the Leased Vehicles—Security Interests” in this prospectus.

THE OWNER TRUSTEE AND THE INDENTURE TRUSTEE

The Owner Trustee

[●] will be the owner trustee under the Trust Agreement. [●] is a [●] and its corporate trust office is located at [●].

[Insert disclosure about the owner trustee as required by Items 1109, 1117 and 1119 of Regulation AB.]

The fees and expenses and indemnity payments of the owner trustee due pursuant to the Trust Agreement will be paid by the administrative agent under the Trust Agreement.

For a description of the roles and responsibilities of the owner trustee, see “Description of the Trust Agreement” and “Description of the Trust Administration Agreement” in this prospectus.

The Indenture Trustee

[●] will be the indenture trustee, registrar and paying agent. [●] is a [●] and its corporate trust office is located at [●].

[Insert disclosure about the indenture trustee as required by Items 1109, 1117 and 1119 of Regulation AB.]

At all times, the indenture trustee or its parent must have a long-term debt rating of [“BBB-” or better by Fitch Ratings, Inc.[,] [and]] [“Baa3” or better by Moody’s Investors Service, Inc. [and]] [“BBB” or better by S&P Global Ratings], or otherwise acceptable to each of the hired rating agencies. The indenture trustee must at all times satisfy all applicable requirements of the Trust Indenture Act of 1939 (the “TIA”), and in addition, have a combined capital and surplus of at least $50,000,000 (as set forth in its most recently published annual report of condition).

The indenture trustee may resign at any time by so notifying the issuing entity and the servicer at least 30 days before the effective date of such resignation, in which event the issuing entity will be obligated to appoint a successor thereto. Noteholders representing at least a majority of the outstanding principal amount of the notes may remove the indenture trustee at any time and appoint a successor indenture trustee by so notifying the indenture trustee in writing at least 30 days prior to the effective date of such removal. The issuing entity will remove the indenture trustee with 30 days prior written notice if the indenture trustee becomes insolvent or bankrupt, becomes subject to a receiver that takes charge of it or its property, ceases to be eligible to continue in that capacity under the Indenture, or otherwise becomes legally or practically incapable of fulfilling its duties under the Indenture. In those circumstances, the issuing entity will be obligated to appoint a successor thereto. Any resignation or removal of the indenture trustee and appointment of a successor trustee will not become effective until acceptance of the appointment by the successor.

NMAC, the depositor and their respective affiliates may maintain normal commercial banking relationships with the indenture trustee and its affiliates. [Insert disclosure about any affiliations between the indenture trustee and other transaction parties if applicable.]

The fees and expenses and indemnity payments of the indenture trustee and the calculation agent, as applicable, due pursuant to the Indenture will be paid by the administrative agent under the Indenture. To the extent these fees and expenses and indemnity payments, as applicable, are unpaid for at least 60 days, they will be payable from the Series Collection Account solely to the extent described in “Distributions on the Notes—Post-Acceleration Priority of Payments” and “Distributions on the Notes—Deposits to the Distribution Accounts; Priority of Payments” in this prospectus. For a description of the roles and responsibilities of the indenture trustee, see “Description of the Indenture” in this prospectus.

The indenture trustee will not be obligated to monitor, supervise or enforce the performance of the depositor or NMAC under the Basic Documents, except as otherwise expressly specified in the Indenture and in the other Basic Documents.

For a description of the roles and responsibilities of the indenture trustee, see “Description of the Indenture” in this prospectus.

THE TITLING COMPANY

General

Nissan-Infiniti LT LLC, the titling company, is a Delaware limited liability company and is governed by a limited liability company agreement, dated as of April 1, 2021 (the “Titling Company Agreement”), between [NILT LLC][NMAC], as holder of the Unallocated Assets Series, NMAC, as administrator (the “administrator”), and U.S. Bank National Association (“U.S. Bank”), as titling company registrar (in that capacity, the “titling company registrar”). To provide for the servicing of the assets of the titling company, the titling company, the servicer and [NILT LLC][NMAC] have entered into an amended and restated servicing agreement (the “Titling Company Servicing Agreement”), dated as of April 1, 2021. The primary business purpose of the titling company is to take assignments of, and serve as record holder of title to, leases and leased vehicles, in order to facilitate the securitization of the leases and leased vehicles in connection with the issuance of asset-backed securities.

The titling company’s activities are limited to those set forth in the Titling Company Agreement, including:

•	originating and holding title to leases, leased vehicles and other titling company assets for the benefit of the holders of the related certificates,

•	establishing and forming new series interests in the assets of the titling company and, at the direction of [NILT LLC][NMAC], issuing certificates representing such series interests;

•	borrowing money (directly or indirectly), from NMAC, the servicer or the holder of any series to finance the origination of leases and related leased vehicles,

•	entering into and performing its obligations under certain agreements,

•	assigning or otherwise transferring title to leases, leased vehicles and titling company assets to, or at the order or at the direction of, the related holders,

•	taking any other action in connection with the qualification, licensing or authorization of the titling company or any series to engage in activities in any jurisdiction,

•

engaging in such other activities as may be necessary, convenient or advisable in connection with titling, retitling and holding title to leased vehicles and other titling company assets, the management of the titling company assets and the making of distributions to the holders and

•

engaging in any activity and exercising any powers permitted to limited liability companies under the laws of the state of Delaware that are related or incidental to the foregoing and necessary, convenient or advisable to accomplish the foregoing.

For more information regarding the titling company and the servicing of the leases and leased vehicles, you should refer to “Description of the Titling Company Agreement” and “Description of the Servicing Agreement” in this prospectus.

[NILT LLC

NILT LLC is the sole member of the titling company under the Titling Company Agreement. The sole member of NILT LLC is NMAC. NILT LLC was formed as a Delaware statutory trust in July 1998 and converted to a Delaware limited liability company in April 2021. NILT LLC operates for the sole purpose of acting as member of the titling company, holding the Unallocated Assets Certificate, acquiring interests in one or more series, and engaging in related transactions. So long as any financings involving interests in the titling company, including the transactions described in this prospectus, are outstanding, NMAC may not transfer its membership interest in NILT LLC. The principal office of NILT LLC is located at One Nissan Way, Franklin, Tennessee 37067, and its telephone number is (615) 725-1224.]

Property of the Titling Company

The assets of the titling company (the “Titling Company Assets”) generally consist of:

•	leases originated by dealers and assigned to the titling company and all monies due from the lessees thereunder,

•	leased vehicles and all proceeds of those leased vehicles,

•	all of the dealers’ rights with respect to those leases and leased vehicles,

•

the rights to proceeds from any physical damage, liability or other insurance policies, if any, covering the leases or the related lessees or the leased vehicles, including but not limited to the Contingent and Excess Liability Insurance, and

•	all proceeds of the foregoing.

From time to time after the date of this prospectus, dealers may assign additional leases to the titling company and, as described below, title the related leased vehicles in the name of the titling company.

Lease Origination and the Titling of Vehicles

All leases owned by the titling company have been or will be underwritten using the underwriting criteria described under “The Sponsor—Lease Underwriting Procedures” in this prospectus. Under each lease, the titling company [(or a predecessor in interest of the titling company)] will be listed as the owner of the related leased vehicle on the related certificate of title. Except as described below, liens will not be placed on the certificates of title, nor will new certificates of title be issued, to reflect the interest of the issuing entity, as holder of the 20[●]-[●] Series Certificate, in the leased vehicles. The certificates of title to those leased vehicles registered in several states may, however, reflect a first lien held by the titling company or NMAC that will exist solely to provide for delivery of title documentation of those leased vehicles to the titling company or the servicer. In addition, a portion of the titles for the leased vehicles may reflect NILT, Inc. as a title holder. Prior to the conversion of the titling company on April 1, 2021, NILT, Inc. was a predecessor nominee title holder on behalf of the titling company. All leases originated after April 1, 2021 will be titled in the name of the titling company.

After the sale of the 20[●]-[●] Series Certificate to the issuing entity, the servicer will be obligated, subject to certain conditions, to reallocate from the 20[●]-[●] Series any leases and related leased vehicles that do not meet certain representations and warranties and to pay the corresponding Repurchase Payment. Those representations and warranties relate primarily to certain characteristics of the leases and related leased vehicles and do not typically relate to the creditworthiness of the related lessees or the collectability of the leases. For more information regarding the representations and warranties made by the servicer, you should refer to “Description of the Servicing Agreement—Representations and Warranties; Remedies” in this prospectus.

All leased vehicles owned by the titling company will be held for the benefit of entities that from time to time hold series interests in the titling company. Those interests will be evidenced by one or more series or the Unallocated Assets Series. Entities holding series interests in the titling company will not have a direct ownership in the related leases or a direct ownership or perfected security interest in the related leased vehicles. For further information regarding the titling of the leased vehicles and the interests of the issuing entity therein, you should refer to “Risk Factors—Risks related to the limited nature of the issuing entity’s assets—Interests of other persons in the leases and the leased vehicles could be superior to the issuing entity’s interest, which may result in delayed or reduced payments on your notes” in this prospectus.

THE 20[●]-[●] SERIES

General

The 20[●]-[●] Series will be issued by the titling company under a 20[●]-[●] series supplement to the Titling Company Agreement (the “Series Supplement,”) from [NILT LLC][NMAC] to the titling company registrar and acknowledged and agreed to by the issuing entity, as holder. To provide for the servicing of the 20[●]-[●] Series Assets, the titling company, the servicer and [NILT LLC][NMAC] will enter into a supplement to the Titling Company Servicing Agreement (the “Servicing Supplement” and together with the Titling Company Servicing Agreement, the “Servicing Agreement”).

The 20[●]-[●] Series is a separate series of limited liability company interests of the titling company, and the 20[●]-[●] Series Assets include the leases and the leased vehicles owned by the titling company that are allocated to, and associated with, the 20[●]-[●] Series, proceeds of or payments on or in respect of the leases or leased vehicles received or due after the close of business on the cutoff date, and all other related assets, including:

•	amounts in the Series Collection Account received in respect of the leases or the sale of the leased vehicles,

•

certain monies due under or payable in respect of the leases and the leased vehicles after the cutoff date, including the right to receive payments made under insurance policies relating to the leases, the leased vehicles or the related lessees, and

•	all proceeds of the foregoing.

The 20[●]-[●] Series will not represent an interest in any titling company assets other than the 20[●]-[●] Series Assets. None of the issuing entity, the noteholders and the certificateholder, in such capacity, will have an interest in the Unallocated Assets Series, any Other Series or any assets of the titling company evidenced by the Unallocated Assets Series or any Other Series. Payments made on or in respect of titling company assets not represented by the 20[●]-[●] Series will not be available to make payments on the notes or the certificates.

On the closing date, the titling company will issue the 20[●]-[●] Series Certificate evidencing the 20[●]-[●] Series to or upon the order of [NILT LLC][NMAC]. For more information regarding the titling company [and NILT LLC], you should refer to “The Titling Company” in this prospectus.

Transfers of the Series Certificate

Upon issuance by the titling company, the 20[●]-[●] Series Certificate will be transferred by [NILT LLC][NMAC] to the depositor and then transferred by the depositor to the issuing entity.

Transfer of the 20[●]-[●] Series Certificate by [NILT LLC][NMAC] to the depositor will be made pursuant to a sale agreement, to be dated as of the closing date (the “Series Certificate Sale Agreement”). [NILT LLC][NMAC] will covenant to treat the conveyance of the 20[●]-[●] Series Certificate to the depositor as a true sale, transfer and assignment for all purposes.

Immediately after the transfer of the 20[●]-[●] Series Certificate to the depositor, the depositor will:

•

sell, transfer and assign to the issuing entity, without recourse, all of its right, title and interest in and to the 20[●]-[●] Series Certificate under a transfer agreement, to be dated as of the closing date (the “Series Certificate Transfer Agreement”) and

•	deliver the 20[●]-[●] Series Certificate to the issuing entity.

In exchange, the issuing entity will transfer to the depositor the notes and the certificates.

Immediately following the transfer of the 20[●]-[●] Series Certificate to the issuing entity, the issuing entity will pledge its interest in the issuing entity’s property, which includes the 20[●]-[●] Series Certificate, to the indenture trustee as security for the notes [and the swap counterparty under the Interest Rate Swap Agreements, if any].

The Series Certificate Sale Agreement and Series Certificate Transfer Agreement may be amended by the parties thereto without the consent of any other person; provided that (i) either (A) any amendment that materially and adversely affects the noteholders will require the consent of noteholders evidencing not less than a majority of the aggregate outstanding principal amount of the controlling class, voting together as a single class, or (B) such amendment will not materially and adversely affect such noteholders, and (ii) any amendment that adversely affects the interests of the certificateholder or the indenture trustee or the owner trustee will require the prior written consent of the persons whose interests are adversely affected. An amendment will be deemed not to materially and adversely affect the interests of the noteholders if (i) the Rating Agency Condition is satisfied with respect to such amendment, or (ii) the depositor delivers an officer’s certificate to the indenture trustee stating that the amendment will not materially and adversely affect such noteholders. The consent of the certificateholders or the owner trustee will be deemed to have been given if the depositor, does not receive a written objection from such person within ten (10) Business Days after a written request for such consent has been given. The indenture trustee may, but will not be obligated to, enter into or consent to any such amendment that affects the indenture trustee’s own rights, duties, liabilities or immunities under the Basic Documents or otherwise.

Notwithstanding anything under this heading or in any Basic Document to the contrary, the Series Certificate Sale Agreement may be supplemented by the parties to the Series Certificate Sale Agreement without the consent of the indenture trustee, the paying agent, the owner trustee, any noteholder or any other person, and without satisfying any other provisions of the Series Certificate Sale Agreement related to amendments thereto or in any other Basic Document, solely in connection with any SOFR Adjustment Conforming Changes or, following the determination of a Benchmark Replacement, any Benchmark Replacement Conforming Changes to be made by the administrator; provided, that the issuing entity has delivered notice of such supplement to each hired Rating Agency and the indenture trustee on or prior to the date such supplement is executed; provided, further, that any such SOFR Adjustment Conforming Changes or any such Benchmark Replacement Conforming Changes will not affect the indenture trustee’s, the paying agent’s or the owner trustee’s rights, indemnities or obligations without the indenture trustee’s, the paying agent’s or the owner trustee’s consent, respectively. For the avoidance of doubt, any SOFR Adjustment Conforming Changes or any Benchmark Replacement Conforming Changes in any amendment to the Series Certificate Sale Agreement may be retroactive (including retroactive to the Benchmark Replacement Date) and the Series Certificate Sale Agreement may be amended more than once in connection with any SOFR Adjustment Conforming Changes or any Benchmark Replacement Conforming Changes.

Notwithstanding the foregoing, no amendment to either the Series Certificate Sale Agreement or the Series Certificate Transfer Agreement will (i) reduce the interest rate or principal amount of any note, or change the due date of any installment of principal of or interest in any note, or the Redemption Price with respect thereto, without the consent of the holder of such note, or (ii) reduce the aggregate outstanding principal amount of the outstanding notes, the holders of which are required to consent to any matter without the consent of the holders of at least the majority of the aggregate outstanding principal amount of the outstanding notes which were required to consent to such matter before giving effect to such amendment.

Under the Series Certificate Sale Agreement and the Series Certificate Transfer Agreement, the indenture trustee will not be under any obligation to ascertain whether a Rating Agency Condition has been satisfied with respect to any amendment. When the Rating Agency Condition is satisfied with respect to such amendment, the depositor will deliver to a responsible officer of the indenture trustee an officer’s certificate to that effect, and the indenture trustee may conclusively rely upon the officer’s certificate from the depositor that a Rating Agency Condition has been satisfied with respect to such amendment.

THE DEPOSITOR

Nissan Auto Leasing LLC II (“NALL II”), the depositor, is a special purpose limited liability company that was formed under the laws of Delaware on October 24, 2001. The sole member of the depositor is NMAC. NMAC may not transfer its membership interest in the depositor so long as any financings involving interests held by the depositor at any time in the titling company, including the transaction described in this prospectus are outstanding.

The depositor was formed to facilitate asset-backed securities transactions and, in connection with that purpose, may acquire from, or sell to, NMAC or its dealers or affiliates, among other assets, receivables, leases, security interests in financed or leased vehicles, insurance policies, undivided interests, agreements with dealers or lessors and related proceeds. The depositor is authorized to sell and deliver certificates and notes in various classes and may also engage in any activity and exercise any powers permitted by limited liability companies under the laws of the State of Delaware that are related or incidental to the accomplishment of its purposes, including forming issuing entities and entering into basic documents related to or in connection with the issuance of securities.

Since its formation in October 2001, NALL II has been the depositor in each of NMAC’s lease securitization transactions, and has not participated in or been a party to any other financing transactions. For more information regarding NMAC’s lease securitization program, you should refer to “The Sponsor—Securitization” in this prospectus.

On the closing date, [NILT LLC][NMAC] will convey the 20[●]-[●] Series Certificate to the depositor, and the depositor will immediately convey the 20[●]-[●] Series Certificate to the issuing entity in exchange for the notes and certificates. The depositor will then sell the notes to the underwriters pursuant to an underwriting agreement. For more information regarding the transfers of the 20[●]-[●] Series Certificate on the closing date and the sale of the notes to the underwriters, you should refer, respectively, to “The 20[●]-[●] Series—Transfers of the Series Certificate” in this prospectus.

Upon the issuance of the certificates by the issuing entity, the depositor initially will retain [all][[●]%] of the certificates. As the holder of the certificates, the depositor will have various rights and obligations under the Trust Agreement, including (i) the ability to direct the owner trustee to remove the servicer upon the occurrence and continuance of a servicer default relating to, and subsequent to the payment in full of, the notes and (ii) appointment of a successor trustee upon resignation and removal of the trustee of the issuing entity. Notwithstanding the foregoing, the rights of the depositor, as holder of the certificates, to take any action affecting the issuing entity’s property will be subject to the rights of the indenture trustee under the Indenture. For more information regarding the rights and obligations of the depositor upon the initial issuance of the notes, you should refer to “Description of the Trust Agreement” in this prospectus.

The principal office of the depositor is located at One Nissan Way, Franklin, Tennessee 37067, and its telephone number is (615) 725-1127.

THE SPONSOR

General

NMAC was incorporated in the state of California in November 1981 and began operations in February 1982. NMAC was converted from a California corporation to a Delaware limited liability company on April 1, 2021. NMAC is a wholly owned subsidiary of Nissan North America, Inc. (“NNA”), the primary distributor of Nissan and Infiniti vehicles in the United States and the District of Columbia. NNA is a direct wholly owned subsidiary of NML, which is a worldwide manufacturer and distributor of motor vehicles and industrial equipment.

NMAC provides indirect retail automobile and light-duty truck sale and lease financing by purchasing retail installment contracts and leases from Dealers in all 50 states of the United States and the District of Columbia. NMAC also provides direct wholesale financing to many of those Dealers by financing inventories and other Dealer activities such as business acquisitions, facilities refurbishment, real estate purchases and working capital requirements. Until April 1, 2019, NMAC also provided indirect retail automobile and light-duty truck sale and lease financing by purchasing retail installment contracts and leases from Dealers in Puerto Rico.

The principal executive office of NMAC is located at One Nissan Way, Franklin, Tennessee 37067. NMAC also has a centralized operations center in Irving, Texas that performs underwriting, servicing and collection activities. Certain back office operations with respect to NMAC, including finance, accounting, legal and human resources, have been reorganized as functional departments under NNA. NMAC’s primary telephone number is (214) 596-4000.

NMAC is an indirect wholly-owned subsidiary of NML. Although NML is not guaranteeing the issuing entity’s obligations under the notes, NML’s financial condition may affect NMAC’s ability to service the leases and leased vehicles. See “Risk Factors—Risks related to the servicer and other transaction parties—Adverse events with respect to NMAC, its affiliates or third-party service providers to whom NMAC outsources its activities may adversely affect the timing or amount of payments on your notes or may reduce the market value and/or liquidity of your notes” in this prospectus.

Securitization

General

Since 2000, one of the primary funding sources for NMAC has been financing wholesale loans, retail installment sales contracts and retail leases through term asset-backed securitization transactions. Generally, these are consumer assets purchased by NMAC or the titling company from Nissan and Infiniti dealers or are commercial loans made by NMAC to dealers. NMAC generally holds, or ages these assets for an interim period in various special purpose financing entities prior to further transferring them in connection with a term asset-backed securitization transaction. During this interim period, NMAC’s financing needs with respect to such assets are met, in part, through the use of asset-backed commercial paper funded warehouse facilities. These warehouse facilities are provided by a number of financial institutions and provide liquidity to fund NMAC’s acquisition of assets.

A significant portion of NMAC’s financial assets are sold in term asset-backed securitization transactions. These assets support payments on the asset-backed securities and are not available to NMAC’s creditors generally. As of [●], 20[●], NMAC had approximately [●]% of its assets pledged in connection with asset-backed securitization transactions. NMAC expects that asset-backed securitization debt offerings will continue to be a material funding source for NMAC. [No public securitizations sponsored by NMAC have defaulted or experienced an early amortization triggering event.]

Lease Securitization

NMAC’s auto lease asset-backed securitization program was first established and utilized for the Nissan Auto Lease Trust 2000-A transaction. Prior to 2000, NMAC had acquired the leases and titled the related leased vehicles in its own name. In connection with the establishment of the lease asset-backed securitization program, NMAC formed Nissan-Infiniti LT as a Delaware statutory trust, which began titling leased vehicles into it in November 1998. In April 2021, Nissan-Infiniti LT was converted to a Delaware limited liability company and renamed “Nissan-Infiniti LT LLC”. The titling company structure allows NMAC to avoid the administrative difficulty and expense associated with retitling leased vehicles for the securitization of motor vehicle leases.

NMAC is the initial servicer for all of the wholesale loans, retail installment sales contracts and retail leases that it finances. Although NMAC may be replaced or removed as servicer upon the occurrence of certain events, including the occurrence of a servicer default (as defined under the applicable financing documents), NMAC generally expects to service the wholesale loans, retail installment sales contracts and retail leases financed in an asset-backed securitization transaction for the life of that transaction. The servicer may not resign from its obligations and duties under the Servicing Agreement unless it determines that its duties thereunder are no longer permissible by reason of a change in applicable legal requirements and that the continuance of those duties would cause the servicer to be in violation of those legal requirements in a manner that would have a material adverse effect on the servicer or its financial condition. For more information regarding the circumstances under which NMAC may be replaced or removed or may resign as servicer of the leases and the leased vehicles, you should refer to “Description of the Servicing Agreement” in this prospectus. If the servicing of any leases and the related leased vehicles were to be transferred from NMAC to another servicer, there may be an increase in overall delinquencies and defaults due to misapplied or lost payments, data input errors or system incompatibilities. Although NMAC expects that any increase in any such delinquencies would be temporary, there can be no assurance as to the duration or severity of any disruption in servicing the leases and the leased vehicles as a result of any servicing transfer. See “Risk Factors—Risks related to the servicer and other transaction parties—Adverse events with respect to NMAC, its affiliates or third-party service providers to whom NMAC outsources its activities may adversely affect the timing or amount of payments on your notes or may reduce the market value and/or liquidity of your notes” in this prospectus.

For more information regarding NMAC’s experience with respect to its entire portfolio of new and used Nissan motor vehicle leases, including leases owned by NMAC or the titling company and leases that have been sold but are still being serviced by NMAC, you should refer to “Prepayments, Delinquencies, Repossessions and Net Losses” in this prospectus.

Lease Underwriting Procedures

Lease applications are subject to NMAC’s credit policies and procedures. Contracts that are purchased must comply with NMAC’s underwriting standards and other requirements, as described below, under existing agreements between NMAC and the dealers. NMAC’s underwriting standards emphasize the prospective lessee’s ability to pay, as well as the asset value of the motor vehicle to be financed. NMAC’s underwriting, servicing and collection activities are conducted principally at a centralized processing center in Irving, Texas.

NMAC’s credit decision is influenced by, among other things, the applicant’s credit score as obtained by NMAC from one or more of the three national credit bureaus Equifax, Experian and TransUnion. In addition, NMAC requires that lease applications received from the Dealers be signed by the applicant and include the applicant’s name, address, social security number, residential status, source and amount of monthly income and amount of monthly rent or mortgage payment, if applicable, in the application. NMAC uses the lessee’s monthly self-reported gross income, including any income reported by a co-lessee, on the application at origination, for purposes of calculating the lessee’s payment-to-income ratio. A lease application may be reviewed by the credit officers within NMAC’s consumer credit department. Depending on their level and experience, credit officers may have the authority to approve or deny certain types of lease applications.

Upon receipt, lease applications are first processed through NMAC’s computer auto-decisioning system. The auto-decisioning system considers an applicant’s FICO®1 score, as well as related metrics of the lease (such

[1]	FICO® is a federally registered trademark of Fair Isaac Corporation.

as the minimum number of positive credit items or maximum level of derogatory credit items on an applicant’s credit history) when selecting applications to approve, reject or forward for review by an NMAC credit analyst. An application may be forwarded for review by an NMAC credit analyst because, for example, one or more credit-related criteria are not within certain guidance levels that are needed for auto-approval (even if the applicant’s criteria are generally within NMAC’s underwriting guidelines). After receiving the application for review, the NMAC credit analyst will evaluate the application in accordance with NMAC’s written underwriting guidelines and then either approve the application, reject the application or forward the application for review by an NMAC credit analyst with higher approval authority, depending on the circumstances and the authority level and experience of the credit analyst. Because any applications approved by a credit analyst (including credit analysts with the highest approval authority) must still be within NMAC’s underwriting guidelines, NMAC does not consider any such approved applications to be exceptions to its underwriting criteria.

NMAC makes its final credit decision based upon its assessment of the degree of credit risk with respect to each lease applicant. NMAC also uses a repeat customer algorithm to grant pre-approvals to existing lease customers. NMAC utilizes risk models developed by FICO®. These FICO® scores allow dealers to evaluate customers’ credit quality during the hours that NMAC is not open for business.

Determination of Residual Values

The value of the 20[●]-[●] Series Certificate, which collateralizes the notes, is based on the Aggregate Securitization Value of the leases and the related leased vehicles allocated thereto and associated therewith. The ALG Residual and the MRM Residual are residual value calculations produced by ALG, an independent publisher of residual value percentages recognized throughout the automotive finance industry for projecting vehicle market values at lease termination. The MRM Residual is the expected residual value of the related leased vehicle at the scheduled termination of the lease established by ALG in [●] 20[●] as a “mark-to-market” value (assuming that the vehicle is in “average” condition rather than “clean” condition) based on the “Maximum Residualized MSRP,” which consists of the Manufacturers Suggested Retail Price (“MSRP”) of the typically equipped vehicle and value adding options, giving only partial credit or no credit for those options that ALG understands add little or no value to the resale price of the vehicle. This has the effect of placing a cap on the total capitalized cost of a vehicle for purposes of calculating the residual value of such vehicle. The ALG Residual is the expected residual value of the related leased vehicle at the scheduled termination of the lease established by ALG in [●] 20[●] as a “mark-to-market” value (assuming that the vehicle is in “average” condition rather than “clean” condition) based on the total MSRP of the base vehicle and all NMAC authorized options, without making a distinction between value adding options and non-value adding options.

The following discussion relates to NMAC’s contract residuals, which will affect the return rates of vehicles to NMAC. Each lease sets forth a contract residual, which is the residual value of the leased vehicle at the scheduled termination of the lease established or assigned by NMAC at the time of origination of the lease (the “Contract Residual”). In establishing the Contract Residual of leased vehicles, NMAC uses third-party estimates including estimates provided by (i) prior to January 2022, ALG, KBB and J.D. Power as well as actual auction trends and (ii) since January 2022, ALG and KBB as well as actual auction trends. The “Initial Base Residual” is the expected market value of the related leased vehicle at the time of scheduled termination of the lease and is determined at the time of origination of the lease. The difference between the Contract Residual specified in a lease and the Initial Base Residual represents marketing incentives offered to customers. NMAC has reserved funds for the difference between the Contract Residual and the Initial Base Residual, discounted by an expected return rate.

The estimated future value of a leased vehicle is a major component of the leasing business. Specifically, any excess of the Contract Residual of a vehicle over its then actual market value represents a residual loss at lease termination. NMAC believes that this difference between the Contract Residual and the actual value at maturity may affect consumer behavior concerning purchasing or returning a vehicle to the lessor at lease termination. Furthermore, NMAC believes that return rates may decline as the difference between the Contract Residual and actual value declines. As it specifically pertains to this transaction, the residual loss at lease termination in respect of a leased vehicle will be determined by the excess, if any, of the Base Residual of the leased vehicle, which is the lowest of the related Contract Residual, the ALG Residual and the MRM Residual of such vehicle, over its then actual market value (based on the price at which the vehicle is sold at lease termination). For more information on how the residual values of the leased vehicles are determined you should refer to “The Leases—Characteristics of the Leases—Calculation of the Securitization Value” in this prospectus.

Lease Return Process and Remarketing

NMAC handles all remarketing of leased vehicles, including customer service, collections, accounting, end of term process and titling. NMAC’s Lease Customer Network Department (“LCN”) coordinates with NNA a direct mail campaign commencing approximately 180 days prior to maturity to lessees of Nissan and Infiniti-brand vehicles providing information about their lease-end responsibilities and options, including vehicle inspection, the end of lease process, turn-in requirements and options to purchase. LCN may place calls as early as [60] days prior to maturity to determine the lessee’s intent to purchase or return the related leased vehicles and to assist the lessee regarding the end of lease process.

Leased Vehicle Maintenance

Each form of lease used for titling company leases provides that the lessee is responsible for all maintenance, repair, service and operating expenses of the leased vehicle. In addition, the lessee is responsible for all excessive damage to the leased vehicle and for its loss, seizure or theft. At the scheduled maturity date of a lease, if the lessee does not purchase the leased vehicle, the lease requires the lessee to pay the lessor any applicable charges for excess mileage or excess wear and tear (“Excess Mileage and Excess Wear and Tear Charges”). The Excess Mileage and Excess Wear and Tear Charges are assessed to compensate the lessor for certain deteriorations in the condition of the leased vehicle during the term of the lease. If the lessee fails to pay the Excess Mileage and Excess Wear and Tear Charges despite collection efforts, the amount owed will be charged-off. In certain situations, NMAC, on behalf of the titling company, permits a lessee to purchase an additional mileage allotment under a lease during the term of such lease and thereby avoid excess mileage charges up to the amount of such allotment at lease maturity.

Methods of Vehicle Disposal

NMAC’s Remarketing Department (“NMAC Remarketing”) handles all motor vehicle sales for the titling company including sales resulting from repossessions and end of term leases. Along with the LCN call center, the department is managed at a centralized location in Irving, Texas, and is supported with an administrative staff stationed at NMAC-AGS in Aguascalientes, Mexico and field remarketing managers assigned to respective auction sites.

Each lease provides that upon maturity, the lessee has the option to purchase the related motor vehicle for an amount equal to the Contract Residual, plus any remaining contractual obligations or customer liabilities (the “gross payoff”) provided in the gross payoff quote. If the lessee does not exercise this option, the related “grounding” dealer has the option to purchase the vehicle. NMAC utilizes the Remarketing Portfolio Manager (“RPM”) system, an electronic grounding, recovery and sales tool, to obtain the related vehicle federal odometer statement and electronic customer signature for all returned off-lease vehicles. The RPM system is also utilized by the grounding dealer to process the purchase by the grounding dealer or the lessee, as the case may be, of the related motor vehicle. Select off-lease vehicles may be offered exclusively to Nissan and Infiniti retailers in an “upstream sales channel” prior to being offered in “upstream sales channels” open to non-branded licensed dealers. All returned vehicles that have not been purchased by the lessee, grounding dealer or the “upstream sales channels” are then shipped to auction by NMAC Remarketing. Once at auction, off-lease vehicles are simultaneously offered to licensed dealers via the auction lanes and internet sales via Simulcast. NMAC and NNA inventory is managed through corporate closed and/or open auction sales. NMAC uses a system of auto auctions throughout the United States and views speed and efficiency of operations balanced with maximizing recovery values as the most critical aspects of managing off-lease vehicle inventory. Credit repossessions are handled in accordance with various state requirements.

Prior to a lessee returning their vehicle to the grounding dealer, each lessee is offered a complimentary pre-termination field-based inspection. If the lessee takes advantage of the pre-termination inspection, the lessee will be given the opportunity to make repairs to damages prior to the vehicle’s return. If the lessee opts to not have an inspection prior to returning their lease, a third-party inspection will be performed at the grounding dealer’s location after the vehicle has been returned. The inspection will be used for end of lease damage liability, when applicable. The inspection may also be used by NMAC Remarketing to identify the vehicle’s condition and assign an auction floor price for upstream sales. In addition, the inspection report can be used by the purchasing dealer to view the vehicle’s condition, including damage details and photos. Vehicles not purchased at time of return will receive an auction-based inspection to ensure that the mileage and damage disclosures are current and accurate at the time of auction sale, which will generate a condition report. Condition reports are electronically transmitted to the remarketing department’s system. NMAC Remarketing utilizes a proprietary internal pricing model to assign a target auction floor price to vehicles. Field representatives are charged with maximizing the recovery values of the off-lease vehicles as depreciating assets by managing the frequency of auction sales and determining which vehicles to sell or not sell on a given day. Vehicles that are not sold are offered again on the next available auction date or electronically via Manheim’s OVE system.

Off-lease vehicles are sold in the following ways: (a) to the lease customer at net payoff; (b) to the grounding dealer at either gross payoff or market price; (c) to eligible dealers at market prices; (d) to licensed dealers on the Manheim OVE; (e) “corporate closed auction,” open only to dealers; (f) “open auction,” open to any licensed dealer in the United States; and (g) “simulcast everywhere,” open to licensed dealers.

NMAC has regular sales at major auction locations throughout the United States. NMAC’s highest off-lease return volume has historically been in the northeast region. From time to time, vehicles may be marshaled and transported into other markets based on demand and inventory levels. NMAC utilizes an auction transportation optimization model that is supplemented by strategic decisions to make transfer decisions that will optimize financial recoveries.

Insurance on the Leased Vehicles

NMAC’s form of lease used by the titling company requires that lessees maintain motor vehicle liability and motor vehicle physical damage insurance on the leased vehicle. The amount of insurance required by the lease contracts is at least equal to the amount required by applicable state law, subject to customary deductibles. The insurance policy must name the titling company as an additional insured and loss payee. The motor vehicle physical damage coverage must provide comprehensive and collision coverage for the actual cash value of the vehicle, with maximum deductibles of $1,000 for each such coverage. Since lessees may choose their own insurers to provide the required coverage, the specific terms and conditions of policies vary. NMAC requires lessees to provide evidence that the specified insurance coverage and additional insured loss payee provisions are in effect at the inception of the lease.

NMAC does not require lessees to carry credit disability, credit life, credit health or other similar insurance coverage, which provides for payments to be made on the leases on behalf of lessees in the event of disability or death. To the extent that the lessee obtains any of these insurance coverages, payments received by NMAC with respect to such coverage will be applied by NMAC, if permitted by applicable law, to payments on the related lease.

Contingent and Excess Liability Insurance

In addition to the physical damage and liability insurance coverage required to be obtained and maintained by the lessees pursuant to the leases, and as additional protection if a lessee fails to maintain the required insurance, NMAC maintains contingent liability or similar types of insurance through a combination of insurance and/or self-insurance mechanisms for the benefit of, among others, NMAC, the titling company[, NILT LLC], the depositor and the issuing entity, against third-party claims that may be raised against the titling company or [NILT LLC][NMAC], with respect to any leased vehicle owned by the titling company (the “Contingent and Excess Liability Insurance”). The Contingent and Excess Liability Insurance provides a minimum primary coverage of $1 million combined single limit coverage per occurrence and a minimum excess coverage of $15 million combined single limit each occurrence, without limit on the number of occurrences in any policy period. Claims in excess of such coverage could be imposed against the assets of the titling company including those assets allocated to, and associated with, the 20[●]-[●] Series. In that event, you could incur a loss on your investment in the notes. See “Additional Legal Aspects of the Titling Company and the 20[●]-[●] Series—The 20[●]-[●] Series” in this prospectus for a discussion of related risks.

With respect to damage to the leased vehicles, each lessee is required by the related lease to maintain comprehensive and collision insurance. As more fully described under “Description of the Servicing Agreement—Insurance on Leased Vehicles” in this prospectus, the servicer will generally not be required to monitor a lessee’s continued compliance with insurance requirements. If the foregoing insurance coverage is exhausted or unavailable for any reason and no third-party reimbursement for any damage is available, you could incur a loss on your investment in the notes.

The Servicing Agreement provides that for so long as any of the notes are outstanding, NMAC may not terminate or cause the termination of any Contingent and Excess Liability Insurance policy unless (i) a replacement insurance policy is obtained that provides coverage against third-party claims that may be raised against the titling company, [NILT LLC][NMAC] on behalf of the titling company or the issuing entity in an amount at least equal to $1 million combined single limit per occurrence and excess coverage of at least $15 million combined single limit each occurrence, without limit on the number of occurrences in any policy period (which insurance policy may be a blanket insurance policy covering the servicer and one or more of its affiliates), and (ii) each hired rating agency receives prior written notice from the servicer of such termination and any replacement insurance. These obligations of NMAC will survive any termination of NMAC as servicer under the Servicing Agreement, until such time as claims can no longer be brought that would be covered by such insurance policies, whether as a result of the expiration of any applicable statute of limitations period or otherwise. Notwithstanding the foregoing, the servicer will only be required to maintain the Contingent and Excess Liability Insurance policy that is required to be maintained by the servicer in the most recent Public ABS Transaction (as defined below); provided, that if no such Contingent and Excess Liability Insurance policy is required to be maintained in the most recent Public ABS Transaction, then no such Contingent and Excess Liability Insurance policy will be required under the related Servicing Agreement. “Public ABS Transaction” means any publicly registered issuance of securities backed by (i) a certificate representing the beneficial interest or limited liability company series interest in a pool of vehicle leases originated in the United States for a lessee with a United States address and the related leased vehicles or (ii) motor vehicle retail installment contracts originated in the United States and, for both clauses (i) and (ii), for which the depositor, or any United States Affiliate thereof, acts as a depositor.

Collection and Repossession Procedures

There are several methods for lessees to make monthly lease payments. Generally, monthly payments are received at a lockbox, from phone pay using electronic payment service (Paymentus), Money Gram International, or web pay (NMAC’s Customer Self Service Portal), received through NMAC’s automated clearinghouse system or physically received through a deposit drop box. Lease payments are due on the 1st through the 28th day of each calendar month. Generally, all payments received by NMAC which can be identified will be deposited into the related collection account within two Business Days after identification, unless the Monthly Remittance Conditions has been met, which would then permit deposits on a monthly basis. See “Description of the Servicing Agreement—Collections” in this prospectus.

NMAC considers a lease to be delinquent when 5% or more of the payment amount is past due. If a lease is delinquent, NMAC will charge a late fee where permissible and not exceeding statutory limits for each month that the lease is delinquent. NMAC utilizes behavioral based campaigns in its collection activities. The behavioral based campaigns are composed of two areas in addressing delinquent lessees. The first assesses the risk of the delinquent lessee through a behavioral scoring algorithm. The algorithm prioritizes the lessee from high to low risk and calling campaigns are structured to target high-risk lessees. Secondly, based on the score, management determines the best strategy for collection activity. Assessing the score allows the managers to focus resources on higher risk lessees. Lower risk lessees may receive no delinquency or collection communication from NMAC unless the delinquency becomes more severe. If the delinquent lease cannot be brought current or completely collected within 60 to 90 days, NMAC generally attempts to repossess the related leased vehicle. NMAC holds repossessed vehicles in inventory to comply with any applicable legal requirements for reinstatement and then sells or otherwise disposes of the vehicles. Any deficiencies remaining after repossession and sale of the vehicle or after the full charge-off of the lease are pursued by or on behalf of NMAC to the extent practicable and legally permitted. See “Additional Legal Aspects of the Leases and Leased Vehicles—Deficiency Judgments” in this prospectus. NMAC attempts to contact lessees and establish and monitor repayment schedules until the deficiencies are either paid in full or become impractical to pursue.

Modifications of the Leases

On occasion, NMAC may extend the term of a lease if the lessee requests such extension and is not in default on any of its obligations under the lease and if the lessee agrees to continue to make monthly payments. Lessees at the end of a lease who intend to lease or purchase another Nissan or an Infiniti automobile but cannot do so at lease maturity for reasons such as awaiting delivery of a new vehicle, preference for the next model year or other timing circumstances, may qualify for a lease term extension. Lessees who wish to extend their lease term beyond the original scheduled end of the lease term (the “Lease Maturity Date”) by six months or less may do so by entering into a verbal lease extension agreement with NMAC. Lessees who wish to extend their lease term beyond the Lease Maturity Date by more than six months must sign and return a written lease extension agreement.

In the future NMAC may adopt incentive programs that encourage lease term extensions in circumstances other than in connection with the lease or purchase of another Nissan or Infiniti automobile. The servicer will be obligated to reallocate from the 20[●]-[●] Series the leased vehicles relating to any leases for which the servicer grants a lease term extension that extends the lease term beyond the final scheduled payment date of the latest maturing class of notes (other than any lease term extension in accordance with the servicer’s customary servicing procedures that is made after a default, breach, delinquency or event permitting acceleration under the terms of any lease will have occurred or, in the judgment of the servicer, is imminent) (each, a “Term Extension”). In connection with such reallocation, the servicer will be required to pay the issuing entity an amount equal to (x) the sum of the present value, discounted at a rate specified in this prospectus, of (i) the monthly payments remaining to be made under the affected lease, and (ii) the base residual of the leased vehicles, which will be calculated as described under “The Leases—Characteristics of the Leases—Calculation of Securitization Value”, and (y) any delinquent payments not paid by the lessee (collectively, the “Repurchase Payments”) on or before the last day of the second Collection Period following the Collection Period in which such extension was granted.

Occasionally NMAC allows a change to the lessees on the lease by adding a new lessee who may assume the lease with the original lessee still obligated. In rare instances in the case of a vehicle that suffers a casualty or other loss, NMAC may permit a substitution of the original leased vehicle with a vehicle of similar value.

NMAC, as servicer, may also permit a lessee under a pull-forward program to terminate a lease prior to its maturity in order to allow such lessee, among other things, (i) to enter into a new lease contract for a new Nissan or Infiniti vehicle or (ii) to purchase a new Nissan or Infiniti vehicle, provided that the lessee is not in default on any of its obligations under the related lease and the financing of the related vehicle is provided by NMAC (each, a “Pull-Forward”). In the case of such early termination, all Pull-Forward Payments (defined below) due and payable by the lessee under the lease will be paid and deposited in the Series Collection Account within the time period required for the servicer to deposit collections into the Series Collection Account; provided that if the servicer waives the Pull-Forward Payment (or any portion thereof) payable by the lessee during any Collection Period, the servicer will be required to deposit the waived amount of the Pull-Forward Payment into the Series

Collection Account by the next deposit date related to such Collection Period. The lessee may still be responsible for Excess Mileage, pro-rated monthly, and Excess Wear and Tear Charges for the period for which the lease was in effect and any taxes related to the termination of the lease. “Pull-Forward Payment” means, with respect to any lease subject to a Pull-Forward, the monthly payments not yet due with respect to that lease.

Term Extensions, Pull-Forwards or other modifications to the leases made in accordance with the servicer’s customary servicing procedures may extend or shorten the maturity of the related leases and increase or decrease the weighted average life of the notes. As a result, the weighted average life and yield on your notes may be adversely affected by Term Extensions, Pull-Forwards or other modifications to the leases.

Credit Risk Retention

The depositor, a wholly owned subsidiary of NMAC, will be the initial holder of [a portion of] the issuing entity’s certificates. NMAC, through its ownership of the depositor, intends to retain an interest in the transaction in the form of the certificates. The certificates represent 100% of the beneficial interest in the issuing entity. For a description of the issuing entity’s assets and liabilities as of the closing date see “The Issuing Entity—Capitalization and Liabilities of the Issuing Entity” in this prospectus.

Pursuant to Regulation RR, NMAC, as sponsor, is required to retain an economic interest in the credit risk of the leases and leased vehicles, either directly or through a majority-owned affiliate. NMAC intends to satisfy this obligation through the retention by the depositor, its wholly-owned affiliate, of [a combination of] an [“eligible vertical interest”] [and an] [“eligible horizontal residual interest”] [and] [the establishment of an “eligible horizontal cash reserve account” pledged by the issuing entity to the indenture trustee for the benefit of the noteholders and the issuing entity] in an [aggregate] amount equal to at least 5%, as of the closing date, of [the fair value of] all of the notes and certificates issued by the issuing entity.

[Retained vertical interest: The eligible vertical interest retained by the depositor will take the form of at least [●]% of each class of notes and certificates issued by the issuing entity, though the depositor may retain more than [●]% of one or more classes of notes or of the certificates. The calculation of principal and interest payable on the notes and the priority of those payments are described in this prospectus under “The Notes—Payments of Interest” and “—Principal” and “Distributions on the Notes,” respectively. The events of default and remedies available therefor are described in “Description of the Indenture—Events of Default” and “—Remedies Upon an Event of Default.” With respect to the certificates, as described under “Distributions on the Notes—Deposits to the Distribution Accounts; Priority of Payments” below, payments to holders of the issuing entity’s certificates on any payment date are subordinated to all payments of principal and interest on the notes by the issuing entity. On any payment date on which the issuing entity has insufficient funds to make all of the distributions described under “Distributions on the Notes—Deposits to the Distribution Accounts; Priority of Payments”, any resulting shortfall will, through operation of the priority of payments, reduce amounts payable to the holders of the certificates prior to any reduction in the amounts payable for interest on, or principal of, any class of notes.

In accordance with Regulation RR, if the amount of the eligible vertical interest retained by the depositor at closing is materially different from the amount described above, within a reasonable time after the closing date we will disclose that material difference. This disclosure will be [made on Form 8-K filed under the CIK number of the depositor][included in the first Form 10-D filed by the depositor after the closing date.]

[Retained horizontal interest: The eligible horizontal residual interest retained by the depositor will consist of the issuing entity’s certificates. Based on the assumptions provided below, NMAC expects the certificates to have a fair value of [between] approximately [$[ ] and] $[ ], which is [between] approximately [[ ]% and] [ ]% of the fair value of all of the notes and certificates issued by the issuing entity.

NMAC determined the fair value of the notes and the issuing entity’s certificates in accordance with the fair value assessment described in the FASB Accounting Standards Codification 820, Fair Value Measurements and

Disclosures (“ASC 820”), under generally accepted accounting principles. Under ASC 820, fair value of the notes and the certificates generally would be the price that would be received by the seller in a sale of the notes and certificates, respectively, in an orderly transaction between unaffiliated market participants. Under ASC 820, buyers and sellers are both assumed to be knowledgeable and possess a reasonable understanding of the asset using all available information. Additionally, both the buyer and the seller are assumed to be able and willing to transact without an external force specifically compelling them to do so. For example, forced sales, forced liquidations and distress sales are not considered to be “orderly transactions.”

ASC 820 establishes a fair value hierarchy with the following three levels, where Level 1 is the highest priority because it is the most objective and Level 3 is the lowest priority because it is the most subjective:

•	Level 1: fair value is calculated using observable inputs that reflect quoted prices for identical assets or liabilities in active markets;

•	Level 2: fair value is calculated using inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly or indirectly; and

•	Level 3: fair value is calculated using unobservable inputs, such as the sponsor’s data.

NMAC believes that the fair value of the notes should be categorized within Level 2 of the fair value hierarchy assessment, reflecting the use of inputs derived from prices for similar instruments. NMAC believes that the issuing entity’s certificates should be categorized within Level 3 of the fair value hierarchy assessment, reflecting the use of data not observable in the market and reflecting NMAC’s judgment regarding the assumptions market participants would use in pricing the certificates in a hypothetical sale.

The fair value of each class of notes is assumed to be approximately equal to the initial principal amount set forth for such class on the front cover of this prospectus, or par, and interest will accrue on the notes based on the following per annum interest rates:

Class	[Range of Assumed] Interest Rate[s]
Class A-1 notes	[[●]%-[●]%][[●]%]
Class A-2[a] notes	[[●]%-[●]%][[●]%]
[Class A-2b notes	[[Benchmark Rate] + [●]%- [Benchmark Rate] + [●]%]][[Benchmark Rate] + [●]%]
Class A-3 notes	[[●]%-[●]%][[●]%]
[Class A-4 notes	[[●]%-[●]%]][[●]%]
[Class B notes	[[●]%-[●]%]][[●]%]]
[Class C notes	[[●]%-[●]%]][[●]%]]
[Class D notes	[[●]%-[●]%]][[●]%]]

To calculate the fair value of the issuing entity’s certificates, NMAC used a discounted cash flow method, which is calculated using the forecasted cash flows payable to the certificateholder and discounts the value of those cash flows to present value using a rate intended to reflect a hypothetical market yield. NMAC used an internal model to project future payments on the leases to be transferred under the 20[●]-[●] Series Certificate to the issuing entity, the values of the related leased vehicles to be allocated to, and associated with, the 20[●]-[●] Series Certificate transferred to the issuing entity, the interest and principal payments on each class of notes, the servicing fee, [net payments due under the interest rate swap agreement(s)] and deposits necessary to fund the reserve account to an amount equal to the reserve account requirement. The forecasted cash flow model assumes that the administrative agent or sponsor, as applicable (and not the issuing entity) will pay the indenture trustee, calculation agent, owner trustee and asset representations reviewer fees and expenses. The resulting net cash flows to the certificateholder are discounted to their present value using an expected market yield which takes into account the first loss exposure of the certificate cash flows, the credit risk of the motor vehicle leases and the residual value of the related leased vehicles at the time of lease termination.

In connection with the discounted cash flow calculation described above and after considering NMAC’s actual historical performance of its previous securitized portfolios of motor vehicle leases and leased vehicles (see “Static Pool Information” below), the composition of the pool of leases and leased vehicles allocated to, and associated with, the 20[●]-[●] Series Assets, trends in used vehicle values and general macroeconomic conditions, NMAC made the assumptions described under “Weighted Average Life of the Notes” in this prospectus (other than [●] thereunder) and the below additional assumptions:

•	the leases and leased vehicles included in the 20[●]-[●] Series Assets had an Aggregate Securitization Value of $[●] as of the cutoff date;

•

the Class A-1 notes [and the Class A-2b notes] will be paid interest at the [applicable] “[Range of Assumed] Interest Rate[s]” described above on the basis of the actual number of days in an interest accrual period and a 360-day year;

•

the Class A-2[a] notes[,][and] Class A-3 notes[,][and Class A-4 notes[,]] [and Class B notes[,]] [and Class C notes] [and Class D notes] will be paid interest at the applicable “[Range of Assumed] Interest Rate[s]” described above on the basis of a 360-day year consisting of twelve 30-day months;

[•

the interest payments on the Class A-2b notes are determined based on the benchmark rate published by the FRBNY as of [●], [●];][the benchmark rate is assumed to reset consistent with forward rate curve as of [●] [●], 20[●]];]

•

excess collections remaining after payment of principal of and interest on the notes and other expenses of the issuing entity are allocated to the reserve account until (i) on each payment date on or prior to the payment in full of the Class A-2 notes, the reserve account balance is equal to at least [●]% of the Aggregate Securitization Value of the pool of leases and the related leased vehicles as of the cutoff date and (ii) on each payment date following the payment in full of the Class A-2 notes, the reserve account balance is equal to at least [●]% of the Aggregate Securitization Value of the pool of leases and the related leased vehicles as of the cutoff date;

•	[during the revolving period, all amount otherwise available to make principal payments on the notes will be applied to allocate additional leases and leased vehicles to the 20[●]-[●] Series;]

•	the leases prepay at an ABS rate using a [●]% prepayment assumption as described in “Weighted Average Life of the Notes”;

•

all leased vehicles are returned and are assumed to be sold for an amount equal to the Base Residual (which is the lowest of (a) the residual value of the related leased vehicle at the scheduled termination of the lease established by Automotive Lease Guide in [●] 20[●] as a “mark-to-market” value without making a distinction between value adding options and non-value adding options, (b) the residual value of the related leased vehicle at the scheduled termination of the lease established by Automotive Lease Guide in [●] 20[●] as a “mark-to-market” value giving only partial credit or no credit for options that add little or no value to the resale price of the vehicle, and (c) the residual value of the related leased vehicle at the scheduled termination of the lease established or assigned by NMAC at the time of origination of the lease), resulting in no residual gains or losses;

•

cumulative net losses (which include residual losses) on the leases and leased vehicles from the cutoff date through maturity, as a percentage of the Aggregate Securitization Value, equal approximately [●]% as a percentage of the Aggregate Securitization Value as of the cutoff date, with a loss timing curve that assumes that [●]% of the losses occur from the [fourth] Collection Period to the [twelfth] Collection Period after the cutoff date, [●]% of the losses occur in the [second year] after the cutoff date and [●]% of the losses occur in the [third year] after the cutoff date;

•	the recovery rate assumes a [●]% recovery of Securitization Value of defaulted leases as of the date of charge-off, with a three-month lag between default and recovery on defaulted leases; and

•	projected cash flows to the certificateholder are discounted at [●]%.

NMAC developed the discount rate, cumulative net losses on the leases and leased vehicles and loss timing curve based on the following additional factors:

Discount rate—estimated to reflect the credit exposure to the residual cash flows, and derived taking into account the following qualitative factors: (i) although there is not an actively traded market in asset-backed certificates, any available recent pricing of asset-backed certificates in similar securitization transactions, (ii) the performance of prior securitized pools under the Nissan Auto Lease Trust platform and (iii) structural features of the transaction that may impact the stability of certificate cash flows.

Cumulative net losses; loss timing curve—the cumulative net loss assumption and the shape of the loss timing curve reflect a determination by NMAC and the depositor based on, among other items, the composition of the pool, experience with similar leases underwritten by NMAC, experience with residual values on off-lease vehicles, and the expected cumulative net loss rates as determined by the hired rating agencies; default and recovery rate estimates are included in the cumulative net loss assumption.

Based upon the foregoing inputs and assumptions, the fair value of the issuing entity’s certificates is expected to be [between] approximately [$[●] and] $[●], which is [between] approximately [[●]% and] [●]% of the aggregate fair value of the notes and the certificates on the closing date. NMAC believes that the inputs and assumptions that could have a material impact on the fair value calculation, or that would be material to an evaluation of NMAC’s fair value calculation, are described above. A differing opinion regarding the appropriate inputs and assumptions could materially change the determination of the fair value of the certificates. Further, the actual characteristics of the leases and leased vehicles to be allocated to, and associated with, the 20[●]-[●] Series Certificate transferred to the issuing entity on the closing date differ from the assumptions described above (for example, the use of hypothetical pools rather than the individual characteristics of each lease) and the actual performance of the leases is likely to differ from the assumed performance (such as the actual timing and amount of prepayment on the leases). Consequently, the present value of the projected cash flows on the certificates is expected to vary somewhat from the discounted actual cash flows on the certificates[, and you should not assume that the fair value of the issuing entity’s certificates will be equal to or greater than the present value of the actual cash flows on the certificates].

NMAC will recalculate the fair value of the notes and the issuing entity’s certificates following the closing date to reflect the issuance of the notes and any material changes in the methodology or inputs and assumptions described above. The fair value of the certificates, as a percentage of the sum of the fair value of the notes and the certificates and as a dollar amount, in each case, as of the closing date, will be included in the first Form 10-D filed by the depositor after the closing date, together with a description of any material changes in the method or inputs and assumptions used to calculate the fair value of the notes and the issuing entity’s certificates].

As described under “Distributions on the Notes—Deposits to the Distribution Accounts; Priority of Payments” below, payments to holders of the issuing entity’s certificates on any payment date are subordinated to all payments of principal and interest on the notes by, and other expenses of, the issuing entity. In accordance with the requirements for an “eligible horizontal residual interest” under Regulation RR, on any payment date on which the issuing entity has insufficient funds to make all of the distributions described under “Distributions on the Notes—Deposits to the Distribution Accounts; Priority of Payments”, any resulting shortfall will, through operation of the priority of payments, reduce amounts payable to the holders of the certificates prior to any reduction in the amounts payable for interest on, or principal of, any class of notes. The calculation of principal and interest payable on the notes and the priority of those payments are described in this prospectus under “The Notes—Payments of Interest” and “—Principal” and “Distributions on the Notes,” respectively. The events of default and remedies available therefor are described in “Description of the Indenture—Events of Default” and “—Remedies Upon an Event of Default.”]

The depositor does not intend to transfer or hedge the portion of the retained economic interest that is intended to satisfy the requirements of Regulation RR except as permitted under Regulation RR. [The depositor may transfer all or a portion of [the eligible vertical interest] [and] [the eligible horizontal residual interest] to another majority-owned affiliate of NMAC [on or] after the closing date.]

[Insert disclosure required by Items 1104(g), 1108(e) or 1110(a)(3) of any hedges materially related to the credit risk of the securities.]

EU Securitization Regulation and UK Securitization Regulation

On the closing date, NMAC will represent and confirm, covenant and agree, with reference to the EU Securitization Regulation and the UK Securitization Regulation, in each case, as in effect and applicable on the closing date, solely for the benefit of Affected Investors that:

(a) NMAC, as an “originator” (as such term is defined for the purposes of the EU Securitization Regulation and the UK Securitization Regulation), will retain, upon issuance of the notes and on an ongoing basis, a material net economic interest of not less than 5% in the securitization transaction described in this prospectus, in the form of retention of the first loss tranche in accordance with paragraph (d) of Article 6(3) of the EU Securitization Regulation and paragraph (d) of Article 6(3) of the UK Securitization Regulation, in each case as in effect on the closing date by holding all the membership interest in the depositor (or one or more other wholly-owned special purpose subsidiaries of NMAC), which in turn will retain a portion of the certificates to be issued by the issuing entity, such portion representing at least 5% of the nominal value of the securitized exposures;

(b) NMAC will not (and will not permit the depositor or any of its other affiliates to) hedge or otherwise mitigate its credit risk under or associated with the SR Retained Interest, or sell, transfer or otherwise surrender all or part of the rights, benefits or obligations arising from the SR Retained Interest, except to the extent permitted in accordance with the SR Rules;

(c) NMAC will not change the manner in which it retains or the method of calculating the SR Retained Interest while any notes are outstanding, except to the extent permitted in accordance with the SR Rules; and

(d) NMAC will provide ongoing confirmation of its continued compliance with its obligations in the foregoing clauses (a), (b) and (c) in or concurrently with the delivery of each Payment Date Certificate.

For purposes of the foregoing, the “nominal value of the securitized exposures” will be treated as equal to the Aggregate Securitization Value of the leases and leased vehicles allocated to, and associated with, the 20[●]-[●] Series, and the amount of the SR Retained Interest will be treated as equal to the excess of that Aggregate Securitization Value over the aggregate outstanding principal amount of the notes. See “The Sponsor—Determination of Residual Values.”

Article 6(1) of the EU Securitization Regulation provides that an entity will not be considered an “originator” for purposes of that Article 6 if it has been established or operates for the sole purpose of securitizing exposures. See “The Originator,” “The Sponsor—General” and “The Servicer” for information regarding NMAC, its business and activities.

In relation to originator credit granting standards, see “The Sponsor—Lease Underwriting Procedures,” “—Collection and Repossession Procedures” and “—Modifications of the Leases” in this prospectus.

The securitization transaction described in this prospectus is not being structured to ensure compliance by any person with the transparency requirements in Article 7 of the EU Securitization Regulation or Article 7 of the UK Securitization Regulation. In particular, neither NMAC nor any other party to the transaction described in this prospectus will be required to produce any information or disclosure for purposes of Article 7 of the EU Securitization Regulation or Article 7 of the UK Securitization Regulation, or to take any other action in accordance with, or in a manner contemplated by, such articles. See “Legal Investment—Requirements for Certain European and UK Regulated Persons and Affiliates” in this prospectus.

Except as described herein, no party to the transaction described in this prospectus is required by the Basic Documents, or intends to take or refrain from taking any action with regard to such transaction in a manner prescribed or contemplated by the SR Rules, or to take any action for purposes of, or in connection with, facilitating or enabling compliance by any investor with any applicable Due Diligence Requirements and any corresponding national measures that may be relevant.

Each prospective investor that is an Affected Investor is required to independently assess and determine whether the undertaking by NMAC to retain the SR Retained Interest as described above and in this prospectus generally, the other information in this prospectus and the information to be provided in the monthly reports to the noteholders and in the Payment Date Certificates are sufficient for the purposes of complying with any applicable Due Diligence Requirements and any corresponding national measures which may be relevant, and none of NMAC, the depositor, the sponsor, the underwriters or any of their respective affiliates or any other party to the transaction described in this prospectus makes any representation that the information described above or in this prospectus generally is sufficient in all circumstances for such purposes or any other purpose or that the structure of the notes, NMAC (including the SR Retained Interest) and the transactions described herein are compliant with the SR Rules or any other applicable legal or regulatory or other requirements and no such person will have any liability to any prospective investor or any other person with respect to any deficiency in such information or any failure of the transactions or structure contemplated hereby to comply with or otherwise satisfy such requirements, any subsequent change in law, rule or regulation or any other applicable legal, regulatory or other requirements.

Failure by an Affected Investor to comply with the applicable Due Diligence Requirements with respect to an investment in the notes may result in the imposition of a penalty regulatory capital charge on such investment or of other regulatory sanctions by the competent authority of such Affected Investor. The SR Rules and any other changes to the regulation or regulatory treatment of the notes for some or all investors may negatively impact the regulatory position of noteholders or prospective investors and may have an adverse impact on the value and liquidity of the notes offered by this prospectus. Prospective investors should analyze their own regulatory position, and are encouraged to consult with their own investment and legal advisors, regarding application of and compliance with any applicable Due Diligence Requirements or other applicable regulations and the suitability of the notes for investment.

THE SERVICER

NMAC will be the servicer. NMAC has been servicing motor vehicle leases for over two decades. NMAC offers indirect automotive consumer loan and lease financing and direct dealer financing through (and to) Dealers in the United States. As used herein, “Dealer” means Nissan- and Infiniti-branded dealers and, in limited circumstances, other dealers not affiliated with Nissan- or Infiniti-branded dealers that operate dealerships franchised by other manufacturers. NMAC is the initial servicer for all of the contracts that it finances and for the leases that the titling company originates. For a description of the servicing procedures NMAC will utilize in servicing the leases, see “Description of the Servicing Agreement” in this prospectus. Although NMAC may be replaced or removed as servicer upon the occurrence of certain events, including the occurrence of a servicer default (as defined under the applicable Basic Documents), NMAC generally expects to service the contracts financed in an asset-backed securitization transaction for the life of that transaction. The servicer may not resign from its obligations and duties with respect to the leases under the Servicing Agreement unless it determines that the duties thereunder are no longer permissible under applicable law. For more information regarding the circumstances under which NMAC may be replaced or removed or may resign as servicer of the leases, you should refer to “Description of the Servicing Agreement—Servicer Resignation and Termination” in this prospectus.

Generally, NMAC is the servicer for all of the retail installment sales contracts, wholesale loans and retail leases that are sold through NMAC’s Asset-Backed Securitization Program. As the servicer, NMAC generally handles all collections, administers defaults and delinquencies and otherwise services all such retail installment contracts, floorplan loans and operating leases. Generally, NMAC will service the assets in NMAC’s Asset-Backed Securitization program in accordance with customary and usual servicing procedures and guidelines it uses with respect to comparable assets that it services for itself or others.

NMAC began operations in February 1982 and shortly thereafter started servicing auto retail installment contracts and operating leases. In 1995, the operations of IFS were assumed by NMAC. NMAC subsequently expanded its servicing portfolio to include floorplan loans to dealers.

For more information regarding the circumstances under which NMAC may be replaced or removed as servicer of the leases and the related leased vehicles, you should refer to “Description of the Servicing Agreement” in this prospectus. If the servicing of any leases and the related leased vehicles were to be transferred from NMAC to another servicer, there may be an increase in overall delinquencies and defaults due to misapplied or lost payments, data input errors or system incompatibilities. Although NMAC expects that any increase in any such delinquencies to be temporary, there can be no assurance as to the duration or severity of any disruption in servicing the leases and the related leased vehicles as a result of any servicing transfer. See “Risk Factors—Risks related to the servicer and other transaction parties—Adverse events with respect to NMAC, its affiliates or third-party service providers to whom NMAC outsources its activities may adversely affect the timing or amount of payments on your notes or may reduce the market value and/or liquidity of your notes” in this prospectus.

In the normal course of its servicing business, NMAC outsources certain of its administrative functions to unaffiliated third-party service providers. Additionally, NMAC arranges for certain administrative functions to be performed under the supervision of NMAC by personnel of NR Finance Mexico S.A. de C.V. (“NRFM”), a subsidiary of NML and an affiliate of NMAC, and NR Finance Services S.A. de C.V., an affiliate of both NMAC and NRFM. In the case of third parties providing those administrative functions, such third parties do not have discretion relating to activities that NMAC believes would materially affect the amounts realized or collected with respect to the leases or the related leased vehicles or the timing of receipt of such amounts. Moreover, NMAC retains ultimate responsibility for those administrative functions under the Servicing Agreement and should any of those service providers not be able to provide those functions, NMAC believes those service providers or the functions performed by them could easily be replaced. Therefore, failure by the service providers to provide the administrative functions is not expected to result in any material disruption in NMAC’s ability to perform its servicing functions under the Servicing Agreement. See “Risk Factors—Risks related to the servicer and other transaction parties—Adverse events with respect to NMAC, its affiliates or third-party service providers to whom NMAC outsources its activities may adversely affect the timing or amount of payments on your notes or may reduce the market value and/or liquidity of your notes” in this prospectus.

THE ORIGINATOR

NMAC, as servicer for the tilting company, has facilitated the origination by the titling company of the leases included in the transaction described in this prospectus. NMAC offers indirect automotive consumer loan and lease financing and direct dealer financing through (and to) Dealers.

The following chart provides, respectively, market penetration information regarding Nissan and Infiniti motor vehicles leased in the United States and NMAC’s total revenues from leasing for the fiscal years ended March 31, 20[●], 20[●], 20[●], 20[●] and 20[●]; and for the [●] months ended [●] [●], 20[●] and 20[●].

Overview of NMAC Lease Financing Operations

	At or For the [●] Months Ended [●],						At or For the Twelve Months Ended [●]
	20[●]			20[●]			20[●]			20[●]			20[●]			20[●]			20[●]
Number of leased vehicle contracts purchased by NMAC		[●	]		[●	]		[●	]		[●	]		[●	]		[●	]		[●	]
Leasing Revenues (1)	$	[●	]	$	[●	]	$	[●	]	$	[●	]	$	[●	]	$	[●	]	$	[●	]

(1)	Dollars in millions.

For further description of NMAC’s lease financing business, you should refer to “The Issuing Entity—Property of the Issuing Entity” and “The Sponsor—Lease Underwriting Procedures” in this prospectus.

THE ASSET REPRESENTATIONS REVIEWER

[●], a [●], has been appointed as asset representations reviewer (the “asset representations reviewer”) pursuant to an agreement (the “Asset Representations Review Agreement”) among the sponsor, the servicer and the asset representations reviewer. [Insert description of the extent to which the asset representations reviewer has had prior experience serving as an asset representations reviewer for asset-backed securities transactions involving motor vehicle leases.]

The asset representations reviewer is not affiliated with the sponsor, the servicer, the indenture trustee, the calculation agent, the owner trustee or any of their affiliates, nor has the asset representations reviewer been hired by the sponsor or an underwriter to perform pre-closing due diligence work on the leases and leased vehicles. The asset representations reviewer may not resign unless (a) the asset representations reviewer is merged into or becomes an affiliate of the sponsor, the servicer, the indenture trustee, the calculation agent, the owner trustee or any person hired by the sponsor or any underwriter to perform pre-closing due diligence work on the leases and leased vehicles, (b) the asset representations reviewer no longer meets the eligibility requirements of the Asset Representations Review Agreement or (c) upon a determination that the performance of its duties under the Asset Representations Review Agreement is no longer permissible under applicable law. Upon the occurrence of one of the foregoing events, the asset representations reviewer will promptly resign and the sponsor will appoint a successor asset representations reviewer. Further, the indenture trustee, at the direction of noteholders evidencing a majority of the voting interests of the notes, will terminate the rights and obligations of the asset representations reviewer upon the occurrence of one of the following events:

•

the asset representations reviewer becomes affiliated with (i) the sponsor, the depositor, the servicer, the indenture trustee, the calculation agent, the owner trustee or any of their affiliates or (ii) a person that was engaged by the sponsor or any underwriter to perform any due diligence on the leases or the related leased vehicles prior to the closing date;

•	the asset representations reviewer breaches of any of its representations, warranties, covenants or obligations in the Asset Representations Review Agreement; or

•	an insolvency event with respect to the asset representations reviewer occurs.

Upon a termination of the asset representations reviewer, the sponsor will appoint a successor asset representations reviewer. The asset representations reviewer will pay the reasonable expenses associated with the resignation or removal of the asset representations reviewer and the appointment of a successor asset representations reviewer. Any resignation or removal of the asset representations reviewer, or appointment of a successor asset representations reviewer, will be reported in the Form 10-D related to the Collection Period in which such resignation, removal or appointment took place.

The asset representations reviewer will be responsible for reviewing the Subject Leases (as defined under “Description of the Servicing Agreement—Asset Representations Review—Delinquency Trigger”) for compliance with the Eligibility Representations made by the servicer on the leases if the conditions described below under “Description of the Servicing Agreement—Asset Representations Review” are satisfied. Under the Asset Representations Review Agreement, the asset representations reviewer will be entitled to be paid the fees and expenses set forth under “Distributions on the Notes—Fees and Expenses” in this prospectus. The asset representations reviewer is required to perform only those duties specifically required of it under the Asset Representations Review Agreement, as described under “Description of the Servicing Agreement—Asset Representations Review” below. The asset representations reviewer is not liable for any action taken, or not taken, in good faith under the Asset Representations Review Agreement, or for errors in judgment. However, the asset representations reviewer will be liable for its willful misfeasance, bad faith, breach of agreement or negligence in performing its obligations. The sponsor will indemnify the asset representations reviewer against any and all loss, liability or expense (including reasonable attorneys’ fees) incurred by it in connection with the administration of the Asset Representations Review Agreement and the performance of its duties thereunder, other than any such loss, liability or expense incurred by the asset representations reviewer through the asset representations reviewer’s own bad faith, willful misfeasance or negligence in performing its obligations under the Asset Representations Review Agreement or breach of the Asset Representations Review Agreement. The fees and expenses and indemnity payments of the asset representations reviewer due pursuant to the Asset Representations Review Agreement will be paid by the sponsor under the Asset Representations Review Agreement. To the extent these fees and expenses and indemnity payments, as applicable, are unpaid for at least 60 days, they will be payable out of Available Funds as described in “Distributions on the Notes—Deposits to the Distribution Accounts; Priority of Payments” and “Distributions on the Notes—Post-Acceleration Priority of Payments” in this prospectus.

[THE [CAP PROVIDER][SWAP COUNTERPARTY]]

[[●] (the “Bank”) will be the [cap provider][swap counterparty] if any floating rate notes are issued. It is organized as a [●] under the laws of [●].

[Insert disclosure required by Item 1115 of Regulation AB.]

Upon the occurrence of an event of default or termination event specified in each Interest Rate [Cap] [Swap] Agreement, if any, the Interest Rate [Cap][Swap] Agreement may be replaced with a replacement interest rate [cap][swap] agreement as described below under “The Notes—Interest Rate [Cap][Swap] Agreement.”

NMAC, the depositor and their respective affiliates, may maintain normal commercial banking relationships with the [cap provider][swap counterparty] and its affiliates.]

THE LEASES

General

The leases included in the 20[●]-[●] Series Assets will, as of the cutoff date, consist of [●] motor vehicle retail closed-end leases for new Nissan and Infiniti motor vehicles. Each lease was originated by a dealer in the ordinary course of such dealer’s business and assigned to the titling company in accordance with the underwriting procedures described under “The Sponsor—Lease Underwriting Procedures” in this prospectus. NMAC will represent and warrant, among other things, that no adverse selection procedures were employed in selecting the leases or the leased vehicles for allocation to the 20[●]-[●] Series; however, it is nonetheless possible that the delinquencies or losses on the leases could exceed those on other leases included in NMAC’s portfolio of new Nissan and Infiniti motor vehicle leases, which includes leases owned by NMAC or the titling company and leases that have been sold but are still being serviced by NMAC.

Each lease is a closed-end lease. Over the term of the lease (the “Lease Term”), the lessee is required to make level monthly payments intended to cover the cost of financing the related leased vehicle, scheduled depreciation of the leased vehicle and certain sales, use or lease taxes. From each payment billed with respect to a leased vehicle, the amounts that represent the financing cost and depreciation of the leased vehicle (including any capitalized amounts, such as insurance and warranty premiums) (the “Monthly Payment”) will be available to the issuing entity to make payments in respect of the notes and the certificates.

A lease may terminate (a) on the Lease Maturity Date or (b) prior to the related Lease Maturity Date (an “Early Lease Termination”). An Early Lease Termination may occur if (i) the related lessee defaults under the lease (a “Credit Termination”), (ii) a lessee who is not in default elects to terminate the lease prior to the Lease Maturity Date (a “Lessee Initiated Early Termination”) or (iii) the related leased vehicle has been lost, stolen or damaged beyond economic repair (a “Casualty Termination”). In connection with certain types of Early Lease Terminations, the lessee will be required to pay early termination charges and fees described under “The Leases—Early Termination” in this prospectus.

[The statistical information concerning the leases and the related leased vehicles presented throughout this prospectus is based on the leases and the related leased vehicles in the pool described in this prospectus as of the close of business on [●] [●], 20[●], which we refer to as the “statistical cutoff date.” The leases and the related leased vehicles allocated to, and associated with, the 20[●]-[●] Series on the closing date will be [the same leases and related leased vehicles included in the pool described in this prospectus as of the statistical cutoff date except for those leases and related leased vehicles [(i) that no longer satisfy the eligibility criteria specified in the basic documents or (ii) for which payment in full has been received in the ordinary course, in each case, as of the cutoff date]. The leases and related leased vehicles in the pool described in this prospectus had an aggregate initial principal amount of $[●] as of the statistical cutoff date. The leases and related leased vehicles allocated to, and associated with, the 20[●]-[●] Series on the closing date will have an aggregate initial principal amount of [not less than] $[●] as of the cutoff date. The characteristics of the actual pool of leases and the related leased vehicles allocated to, and associated with, the 20[●]-[●] Series on the closing date may vary somewhat from the characteristics of the leases and the related leased vehicles in the pool described in this prospectus although the sponsor and the depositor do not expect the variance to be material.]

Tangible and Electronic Contracting

Following dealer and customer signing of a tangible contract, the dealer sends the documentation constituting the tangible record related to the applicable lease to an imaging center, where a third-party contractor images the documentation and transmits the image directly to the servicer’s computer systems for review by the originator, and funding will occur if the documentation meets compliance and policy requirements. The imaged contract documents are available for use by personnel in the ordinary course of servicing the applicable lease. Following the imaging, the original contract is shipped to a third-party document retention center that has various locations within the continental United States, which use sophisticated vaulting and security conditions and techniques including advanced fire suppression technology. The servicer may request retrieval of the original contract from the document retention center in the event of the need for re-imaging or for various servicing, re-assignment or enforcement purposes.

Approximately [●]% of the leases to be included in the 20[●]-[●] Series Assets (by Aggregate Securitization Value as of the [statistical] cutoff date) were originated as electronic contracts. NMAC, on behalf of the titling company, has contracted with a third-party to facilitate the process of creating and storing those electronic contracts. The third-party’s technology system permits transmission, storage, access and administration of electronic contracts and is comprised of proprietary and third-party software, hardware, network communications equipment, lines and services, computer servers, data centers, support and maintenance services, security devices and other related technology materials that enable electronic contracting in the automobile retail industry. The third-party’s system allows for the transmission, storage, access and administration of electronic contracts. Through use of the third-party’s system, a dealer originates electronic retail closed-end motor vehicle lease contracts and then transfers these electronic contracts to the titling company.

The third-party system uses a combination of technological and administrative features that are designed to: (i) designate a single copy of the record or records comprising an electronic contract as being the single “authoritative copy” of the lease; (ii) manage access to and the expression of the authoritative copy; (iii) identify the titling company as the owner of record of the authoritative copy; and (iv) provide a means for transferring record ownership of, and the exclusive right of access to, the authoritative copy from the current owner of record to a successor owner of record.

Early Termination

In most instances, a lease will allow a Lessee Initiated Early Termination prior to the Lease Maturity Date provided that the lessee is not in default of its obligations under the lease. A lessee wishing to terminate a lease will be required to pay, unless required otherwise by state or federal law, the required Disposition Amount (under some lease contracts), plus an “Early Termination Charge” equal to the lesser of (a) the present value (discounted at the implicit rate of such lease) of all remaining Monthly Payments and (b) the excess, if any, of the adjusted lease balance over the related leased vehicle’s fair market wholesale value in accordance with accepted practices in the automobile industry (or by written agreement between NMAC, on behalf of the titling company, and the lessee). A lessee may dispute the valuation of a vehicle, in which case the lessee may submit a third-party professional appraisal. The “Disposition Amount” is determined by adding (a) any due but unpaid payments and other charges under the lease, (b) any amounts assessed by the servicer in Excess Mileage and Excess Wear and Tear Charges for the period for which the lease was in effect, pro-rated monthly, (c) any taxes related to the termination of the lease and (d) a disposition fee.

Credit Termination

Each lease also allows a Credit Termination upon a lessee default. Defaults under a lease include, but are not limited to:

1.	the failure by a lessee to make a payment when due,

2.	the failure of the lessee to provide truthful information on the credit application,

3.	the failure of the lessee to timely or properly perform any obligation under the lease,

4.	the bankruptcy or other insolvency of the lessee, or

5.	any other act by the lessee constituting a default under applicable law.

If the lessor terminates a lease early due to a Credit Termination, the lessee will owe an amount determined by adding the following:

1.	the Disposition Amount (including payments accrued under the lease through the date of termination),

2.	the Early Termination Charge described above, except that the option to pay only the un-accrued remaining monthly payments is not available and the vehicle valuation is determined by auction,

3.	collection, repossession, transportation, storage and Disposition Expenses, and

4.	reasonable attorneys’ fees and court costs, to the extent permitted by law.

“Disposition Expenses” will mean with respect to a leased vehicle that is sold at auction or otherwise disposed of by the servicer, all expenses and other amounts reasonably incurred by the servicer in connection with such sale or disposition, including, without limitation, sales commissions, and expenses incurred in connection with making claims under any Contingent and Excess Liability Insurance or other applicable insurance policies. Disposition Expenses will be reimbursable to the servicer as a deduction from Net Auction Proceeds and from amounts on deposit in the Series Collection Account.

A lease may also terminate prior to its Lease Maturity Date upon a Casualty Termination if the related leased vehicle has been lost, stolen or damaged beyond economic repair. If the leased vehicle is stolen (and not recovered) or destroyed, and, so long as the lessee has complied with the lessee’s insurance obligations under the lease and is not otherwise in default of its obligations under the lease, the lessee’s insurance covers the casualty, the servicer will accept the amount of the applicable deductible paid by the lessee and the actual cash value paid by the lessee’s insurance company (“Insurance Proceeds”) in full satisfaction of the lessee’s obligations under the lease. If the Insurance Proceeds exceed the amount of the lessee’s obligations under the lease, it is NMAC’s policy to not refund the excess to the lessee (subject to certain exceptions granted on a case-by-case basis), unless otherwise required by applicable law, and will be available to the issuing entity to make payments in respect of the notes. Conversely, if the Insurance Proceeds are less than the amount of the lessee’s obligations under the lease, the shortfall will reduce the amount available to the issuing entity for distribution to the noteholders. If the lessee owes any past due payments or other amounts under the lease, the servicer may use the related Security Deposit (defined below) to offset such amounts. Any Insurance Expenses incurred by the servicer will be reimbursable to the servicer as a deduction from Net Insurance Proceeds.

Security Deposits

The titling company’s rights related to the leases allocated to a series will include all rights under those leases to the refundable security deposit paid by the lessees at the time the leases are originated (the “Security Deposit”). The Security Deposit is available as security for nonpayment of lease payments and excess wear and tear charges. As part of its general servicing obligations, the servicer will retain possession of each Security Deposit remitted by the lessees and will apply the proceeds of these Security Deposits in accordance with the terms of the leases, its customary and usual servicing procedures and applicable law. The servicer will not be required to segregate Security Deposits from its own funds (except as may be required under state law). Any income earned from any investment on the Security Deposits by the servicer will be for the account of the servicer as additional servicing compensation (except for income earned on Security Deposits paid in connection with leases originated in any state, which requires that such income, if any, must be reserved for the lessee who initially paid the related Security Deposit).

Characteristics of the Leases

The securitized portfolio information presented in this prospectus is based on a pool of leases and leased vehicles in which will be allocated to, and associated with, the 20[●]-[●] Series Assets on the closing date, and is calculated based on the Securitization Value (as defined below) of the leases and the related leased vehicles in such pool. The leases and related leased vehicles to be included in the 20[●]-[●] Series Assets will have an Aggregate Securitization Value of $[●] as of the [statistical] cutoff date. For more information regarding how the Securitization Value for each lease is calculated, you should refer to “—Calculation of the Securitization Value” below.

General

The leases were selected from a pool of eligible leases that all met several criteria. The criteria for the leases include, among others, that, as of the cutoff date, each lease:

•	relates to a Nissan or an Infiniti automobile, light duty truck or sport utility vehicle, of a model year of [●] or later,

•	is a U.S. dollar-denominated obligation,

•	has a remaining term to maturity, as of the cutoff date, of not less than [●] months and not greater than [●] months,

•	had an original term of not less than [●] months and not greater than [●] months,

•	together with the related leased vehicle, has a Securitization Value, as of the cutoff date, of no greater than $[●].

•	was originated in the United States on or after [●] 20[●],

•	is not more than 29 days past due as of the cutoff date.

[To the extent material, insert a description of the nature of the modifications and data regarding the number of modified leases.]

[Additional leases and leased vehicles allocated to the 20[●]-[●] Series during the revolving period must meet substantially similar criteria. See “—Criteria Applicable to Selection of Additional Leases During the Revolving Period” below. However, these criteria will not ensure that each subsequent pool of additional leases and leased vehicles will share the exact characteristics as the initial pool of leases and leased vehicles. As a result, the composition of the aggregate pool of leases and leased vehicles will change as additional leases and leased vehicles allocated to the 20[●]-[●] Series on each payment date during the revolving period.]

[Criteria Applicable to the Selection of Additional Leases During the [Funding Period][Revolving Period]

The subsequent assets allocated to the 20[●]-[●] Series during the [funding period][revolving period] will be selected based on several criteria. These criteria include the requirements that each additional lease and related lease vehicle meet the criteria set forth under “The Leases—Characteristics of the Leases” as of the [applicable] cut-off date, and that, following the addition of the additional leases and leased vehicles on each subsequent cut-off date:

•	relates to a Nissan or an Infiniti automobile, light duty truck or sport utility vehicle, of a model year of [●] or later,

•	is a U.S. dollar-denominated obligation,

•	has a remaining term to maturity, as of the cutoff date, of not less than [●] months and not greater than [●] months,

•	had an original term of not less than [●] months and not greater than [●] months,

•	together with the related leased vehicle, has a Securitization Value, as of the cutoff date, of no greater than $[●].

•	was originated in the United States on or after [●] 20[●],

•	is not more than 29 days past due as of the cutoff date.]

Pool Underwriting

As described in “The Sponsor—Lease Underwriting Procedures” in this prospectus, under NMAC’s origination process, credit applications are evaluated by NMAC’s computer auto-decisioning system and are either automatically approved, automatically rejected or forwarded for review by an NMAC credit analyst based on NMAC’s auto-decisioning system. Applications that are not either automatically approved or automatically rejected are ultimately reviewed by an NMAC credit analyst with appropriate approval authority. [●] leases in the pool of leases and the related leased vehicles to be included in the 20[●]-[●] Series Assets having an Aggregate Securitization Value of $[●] (approximately [●]% of the Aggregate Securitization Value of the pool of leases and the related leased vehicles to be included in the 20[●]-[●] Series Assets as of the [statistical] cutoff date) were automatically approved by NMAC’s auto-decisioning system, while [●] leases in the pool of leases and the related leased vehicles to be included in the 20[●]-[●] Series Assets having an Aggregate Securitization Value of $[●] (approximately [●]% of the Aggregate Securitization Value of the pool of leases and the related leased vehicles to be included in the 20[●]-[●] Series Assets as of the [statistical] cutoff date) were evaluated and approved by an NMAC credit analyst with appropriate authority in accordance with NMAC’s written underwriting guidelines. As described in this prospectus, NMAC does not consider any of the leases in the pool of leases and the related leased vehicles described in this prospectus to constitute exceptions to NMAC’s written underwriting guidelines.

Credit Scores

As of the [statistical] cutoff date, the weighted average FICO® score of the lessees[, excluding lessees for which no FICO® score is available,] is [●].

NMAC, like most of the auto finance industry, utilizes a generic score developed by Fair Isaac Corporation. This FICO® score is sold through the three major credit reporting agencies, each using a different trade name for the product. NMAC purchases the automobile specific version of FICO®. This score is one of several factors used by NMAC in its application processing system to assess the credit risk associated with each applicant. See “The Sponsor—Lease Underwriting Procedures” in this prospectus. FICO® scores are based solely on independent third-party information from the credit reporting agency. The accuracy of independent third-party information provided to the credit reporting agency cannot be verified. FICO® scores should not necessarily be relied upon as a meaningful predictor of the performance of the leases. See “Risk Factors—Risks related to the characteristics, servicing and performance of the leases and related leased vehicles allocated to, and associated with, the 20[●]-[●] Series—Credit scores and historical loss experience may not accurately predict the likelihood of losses on the leases and therefore losses on your notes” in this prospectus. The table below illustrates the distribution of the leases in the [statistical] pool described in this prospectus as of the [statistical] cutoff date by FICO® score.

The distribution of leases and leased vehicles to be included in the 20[●]-[●] Series Assets as of the [statistical] cutoff date by FICO® score was as follows:

FICO® Score Range	Number of Leases	Percentage of Total Number of Leases (1)	Aggregate Securitization Value(1)(2)	Percentage of Aggregate Securitization Value(1)(2)

Total

(1)	Balances and percentages may not add to the total or to 100.00%, respectively, due to rounding.
(2)	Based on a Securitization Rate of [●]%.

The distribution of leases and leased vehicles in the pool to be included in the 20[●]-[●] Series Assets in the aggregate possess the following characteristics as of the [statistical] cutoff date:

	Average	Minimum	Maximum
Securitization Value(1)
Base Residual
Seasoning (Months)(2)(3)
Remaining Term (Months)(2)
Original Term (Months)(2)
Discounted Base Residual as a % of Securitization Value(1)
Base Residual as a % of MSRP
Percentage of Securitization Value Financed through Nissan or Infiniti dealers(1)	Nissan
Infiniti

(1)	Based on a Securitization Rate of [●]%.
(2)	Weighted average by Securitization Value as of the [statistical] cutoff date.
(3)	Seasoning is the number of months elapsed since origination of a lease.

For more information regarding the methodology used to determine the Base Residual, you should refer to “—Calculation of the Securitization Value” below.

The leases and leased vehicles to be included in the 20[●]-[●] Series Assets will be on file with the trustee and will identify for each lease:

•	the identification number of the lease,

•	the identification number of the related leased vehicle,

•	the related Lease Maturity Date and

•	the Securitization Value of the lease and the related leased vehicle on NMAC’s books as of the related cutoff date.

In the Servicing Agreement, NMAC will make representations and warranties with respect to each lease as described under “Description of the Servicing Agreement—Representations and Warranties; Remedies” in this prospectus.

Calculation of the Securitization Value

Under the Servicing Agreement, the servicer will calculate a “Securitization Value” for each lease included in the 20[●]-[●] Series Assets equal to the following:

Calculation Date	Securitization Value Formula
as of any date other than its Lease Maturity Date:	the present value, calculated using the Securitization Rate, of the sum of (a) the aggregate Monthly Payments remaining on the lease, and (b) the Base Residual of the related leased vehicle and

as of its Lease Maturity Date:	the Base Residual of the related leased vehicle.

The present value calculations will be made using a discount rate of [●]% (the “Securitization Rate”). The Securitization Rate was selected by the depositor with input from the underwriters and is determined based on our prevailing interest rates at the time of the transaction. The Securitization Rate takes into consideration, among other items, losses and other payments contemplated by the transaction.

The “Aggregate Securitization Value” will be, as of any date of determination, the aggregate Securitization Value of all leased vehicles (other than defaulted leases) calculated as of the close of business on such day.

A “defaulted lease” means any lease that (a) by its terms, is delinquent 120 days or more or (b) by its terms is delinquent less than 120 days and the servicer has (i) determined, in accordance with the credit and collection policy, that eventual payment in full is unlikely or (ii) repossessed the related leased vehicle (including, but not limited to, as a result of the lessee’s failure to maintain insurance coverage required by the lease, the failure of the lessee to timely or properly perform any obligation under the lease, or any other act by the lessee constituting a default under applicable law).

The “Base Residual” means the lowest of (i) the ALG Residual (“ALG Residual”) established in [●] 20[●] as a “mark-to-market” value, (ii) the Maximum Residualized MSRP ALG Residual (“MRM Residual”) established in [●] 20[●] as a “mark-to-market” value and (iii) the Contract Residual. The ALG Residual and the MRM Residual are residual value estimates established by a third-party source, Automotive Lease Guide (“ALG”), an independent publisher of residual value percentages recognized throughout the automotive finance industry for projecting vehicle market values at lease termination. For more information on how residual values of the leased vehicles are determined, you should refer to “The Sponsor—Determination of Residual Values” in this prospectus.

Distribution of the Leased Vehicles by Model

As of the [statistical] cutoff date the distribution of the leased vehicles in the pool to be included in the 20[●]-[●] Series Assets by Nissan and Infiniti model was as follows:

Model	Number of Leases	Percentage of Total Number of Leases(1)	Aggregate Securitization Value(1)(2)	Percentage of Aggregate Securitization Value(1)(2)

Total

(1)	Balances and percentages may not add to the total or to 100.00%, respectively, due to rounding.
(2)	Based on a Securitization Rate of [●]%.
[(3)	Less than 0.005% but greater than 0.000%.]

Distribution of the Leased Vehicles by Vehicle Type

As of the [statistical] cutoff date the distribution of the leased vehicles in the pool to be included in the 20[●]-[●] Series Assets by Nissan and Infiniti vehicle type was as follows:

Vehicle Type	Number of Leases	Percentage of Total Number of Leases(1)	Aggregate Securitization Value(1)(2)	Percentage of Aggregate Securitization Value(1)(2)

Total

(1)	Balances and percentages may not add to the total or to 100.00%, respectively, due to rounding.
(2)	Based on a Securitization Rate of [●]%.
[(3)	Less than 0.005% but greater than 0.000%.]

Distribution of the Leases by Original Lease Term (Months)

As of the [statistical] cutoff date the distribution of the leases in the pool to be included in the 20[●]-[●] Series Assets by original lease term was as follows:

Original Lease Term (Months)	Number of Leases	Percentage of Total Number of Leases(1)	Aggregate Securitization Value(1)(2)	Percentage of Aggregate Securitization Value(1)(2)

Total

(1)	Balances and percentages may not add to the total or to 100.00%, respectively, due to rounding.
(2)	Based on a Securitization Rate of [●]%.
[(3)	Less than 0.005% but greater than 0.000%.]

Distribution of the Leases by Remaining Lease Term (Months)

As of the [statistical] cutoff date the distribution of the leases in the pool to be included in the 20[●]-[●] Series Assets by remaining lease term was as follows:

Remaining Lease Term (Months)	Number of Leases	Percentage of Total Number of Leases(1)	Aggregate Securitization Value(1)(2)	Percentage of Aggregate Securitization Value(1)(2)

Total

(1)	Balances and percentages may not add to the total or to 100.00%, respectively, due to rounding.
(2)	Based on a Securitization Rate of [●]%.
[(3)	Less than 0.005% but greater than 0.000%.]

Distribution of the Leases by Quarter of Maturity Date

As of the [statistical] cutoff date the distribution of the leases in the pool to be included in the 20[●]-[●] Series Assets by quarter of maturity was as follows:

Quarter of Maturity Date	Number of Leases	Percentage of Total Number of Leases(1)	Aggregate Securitization Value(1)(2)	Percentage of Aggregate Securitization Value(1)(2)	Aggregate Base Residual(1)	Percentage of Aggregate Base Residual(1)

Total

(1)	Balances and percentages may not add to the total or to 100.00%, respectively, due to rounding.
(2)	Based on a Securitization Rate of [●]%.
[(3)	Less than 0.005% but greater than 0.000%.]

Distribution of the Leases by Geographic Location

As of the [statistical] cutoff date the geographic distribution of the leases in the pool to be included in the 20[●]-[●] Series Assets by geographic location was as follows:

Geographic Location(1)	Number of Leases	Percentage of Total Number of Leases(2)	Aggregate Securitization Value(2)(3)	Percentage of Aggregate Securitization Value(2)(3)
Alabama
Alaska
Arizona
Arkansas
California
Colorado
Connecticut
Delaware
District of Columbia
Florida
Georgia
Hawaii
Idaho
Illinois
Indiana
Iowa
Kansas
Kentucky
Louisiana
Maine
Maryland
Massachusetts
Michigan
Minnesota
Mississippi
Missouri
Montana
Nebraska
Nevada
New Hampshire
New Jersey
New Mexico
New York
North Carolina
North Dakota
Ohio
Oklahoma
Oregon
Pennsylvania
Rhode Island
South Carolina
South Dakota
Tennessee
Texas

Geographic Location(1)	Number of Leases	Percentage of Total Number of Leases(2)	Aggregate Securitization Value(2)(3)	Percentage of Aggregate Securitization Value(2)(3)
Utah
Vermont
Virginia
Washington
West Virginia
Wisconsin
Wyoming
Total

(1)	Based on the billing addresses of lessees.
(2)	Balances and percentages may not add to the total or to 100.00%, respectively, due to rounding.
(3)	Based on a Securitization Rate of [●]%.
[(4)	Less than 0.005% but greater than 0.000%.]

As of the [statistical] cutoff date, no state[s] other than [●] accounted for 5.00% or more of the Aggregate Securitization Value of the leases and related leased vehicles. Adverse economic or other conditions in any of these states may have a disproportionate impact on the performance of the leases and the leased vehicles. See “Risk Factors—Risks related to the characteristics, servicing and performance of the leases and related leased vehicles allocated to, and associated with, the 20[●]-[●] Series—The geographic concentration of the leases, economic factors and lease performance could negatively affect the 20[●]-[●] Series Assets” in this prospectus.

Review of Pool Assets

In connection with the offering of the notes, the depositor has performed a review of the leases in the pool of leases and the related leased vehicles described in this prospectus and the disclosure regarding those leases required to be included in this prospectus by Item 1111 of Regulation AB (such disclosure, the “Rule 193 Information”). This review was designed and effected to provide the depositor with reasonable assurance that the Rule 193 Information is accurate in all material respects.

As part of the review, NMAC identified the Rule 193 Information to be covered and identified the review procedures for each portion of the Rule 193 Information. Descriptions consisting of factual information were reviewed and approved by NMAC’s senior management to ensure the accuracy of such descriptions. NMAC, assisted by external counsel, also reviewed the Rule 193 Information consisting of descriptions of portions of the Basic Documents and compared that Rule 193 Information to the related Basic Documents to ensure the descriptions were accurate. Members of NMAC’s capital markets group also consulted with internal regulatory personnel and counsel, as well as external counsel, with respect to the description of the legal and regulatory provisions that may materially and adversely affect the performance of the leases or payments on the notes.

In addition, NMAC also performed a review of the leases in the pool of leases and the related leased vehicles described in this prospectus to confirm that those leases satisfied the criteria set forth under “Description of the Servicing Agreement—Representations and Warranties; Remedies” in this prospectus. The first aspect of that review tested the accuracy of the individual leases data contained in NMAC’s data tape. The data tape is an electronic record maintained by NMAC, which includes certain attributes of the leases. NMAC ensured that a random sample of [●] lease files, [●] of which relate to the leases in the pool of leases described in this prospectus, were selected to confirm certain data points such as money factor, FICO® score, remaining term to maturity and contract residual value conformed to the applicable information on the data tape. [Describe any material discrepancies noted in comparison, including any such discrepancies that resulted in the removal of assets from the pool to be securitized or the remediation of the discovered problem in connection with the assets in the pool to be securitized.] A second aspect of that review consisted of a comparison of the statistical information contained under “The Leases” to data in, or derived from, the data tape. Statistical information relating to the leases in the pool described in this prospectus was recalculated using the applicable information on the data tape. In addition to this review, NMAC performs periodic internal control reviews and internal audits of various processes, including its origination and reporting system processes.

[NMAC will perform a review of any leases and leased vehicles allocated to the 20[●]-[●] Series during the [funding period] [revolving period] to confirm that those leases and leased vehicles satisfied the criteria described under “The Leases—Characteristics of the Leases” and the Eligibility Representations described under “Description of the Servicing Agreement—Representations and Warranties; Remedies.”]

Portions of the review of legal matters and the review of statistical information were performed with the assistance of third parties engaged by the depositor. The depositor determined the nature, extent and timing of the review and the sufficiency of the assistance provided by the third parties for purposes of its review. The depositor had ultimate authority and control over, and assumes all responsibility for, the review and the findings and conclusions of the review. The depositor attributes all findings and conclusions of the review to itself.

After undertaking the review described above, the depositor has found and concluded that it has reasonable assurance that the Rule 193 Information in this prospectus is accurate in all material respects.

Asset Level Information

The issuing entity has provided asset-level information regarding the leases and leased vehicles that will be included in the 20[●]-[●] Series Assets on the closing date (the “asset-level data”) as an exhibit to a Form ABS-EE that was filed by the issuing entity by the date of the filing of this prospectus, which is hereby incorporated by reference. The asset-level data comprises each of the data points required with respect to automobile leases identified on Schedule AL to Regulation AB and generally includes, with respect to each lease and leased vehicle, the related asset number, the reporting period covered, general information about the lease and leased vehicle that will be included in the 20[●]-[●] Series Assets, information about the related lessee, information about activity on the lease and information about modifications of the lease since it was originated. In addition, the issuing entity will provide updated asset-level data with respect to the leases and leased vehicles each month as an exhibit to the monthly distribution reports filed with the SEC on Form 10-D.

[THE REVOLVING PERIOD

[During the revolving period, noteholders will not receive principal payments. Instead, on each payment date during the revolving period, the issuing entity will seek to reinvest amounts that would otherwise be distributed as principal in the beneficial interest in subsequent assets to be purchased from the depositor.

The issuing entity will purchase the subsequent assets meeting the eligibility requirements described in “The Leases—Criteria Applicable to the Selection of Additional Leases During the [Funding Period][Revolving Period].” The purchase price for each additional subsequent asset will be [insert formula for determining purchase price].

The depositor will seek to purchase subsequent assets, with a purchase price equal to the reinvestment amount, to the extent of available funds. The sponsor will seek to make the subsequent assets available to the depositor as additional leases and related leased vehicles in an amount approximately equal to the amount of the available funds, but it is possible that the sponsor will not have sufficient additional leases and related leased vehicles for this purpose. Any portion of available funds that is not used to purchase subsequent assets on a payment date during the revolving period will be applied on subsequent payment dates in the revolving period to purchase subsequent assets. Noteholders will be notified of the purchase of subsequent assets on Form 10-D.

The amount of subsequent assets will be determined by the amount of cash available from payments and prepayments on existing leases and related leased vehicles. [There are no stated limits on the amount of subsequent assets allowed to be purchased during the revolving period in terms of either dollars or percentage of the initial asset pool. Further, there are no requirements regarding minimum amounts of subsequent assets that can be purchased during the revolving period.] [Insert the maximum amount of subsequent assets that may be acquired during the revolving period and the percentage of the asset pool that may be acquired during the revolving period, to the extent applicable, in accordance with Items 1103(a)(5)(iii) and 1103(a)(5)(iv), respectively, of Regulation AB.]

The revolving period consists of the Collection Periods beginning with the [   ] Collection Period and ending with the [   ] Collection Period and the related payment dates. Reinvestments in the subsequent assets will be made on each payment date related to those Collection Periods. The revolving period will terminate sooner if an early amortization event occurs in one of those Collection Periods, in which case the amortization period will begin and no reinvestment in subsequent assets will be made on the related payment date. During the amortization period, noteholders will be entitled to receive principal payments in accordance with the priorities set forth in “Distributions on the Notes—Deposits to the Distribution Accounts; Priority of Payments.”]

An “Early Amortization Event” will occur if:

•	the amount on deposit in the reserve account is less than the Reserve Account Requirement on consecutive payment dates following the application of funds on such date;

•	an Event of Default occurs; or

•	a Servicer Default occurs.

The occurrence of an Early Amortization Event is not necessarily an Event of Default under the indenture.

[Insert any additional limitation on the ability of the issuing entity to acquire subsequent assets and any additional disclosure required in accordance with Item 1111(g) of Regulation AB.]]

STATIC POOL INFORMATION

“Static Pool Information Regarding Certain Previous Securitizations” in Appendix A to this prospectus, sets forth in graphic format static pool information regarding delinquencies, cumulative losses and prepayments for NMAC’s securitized portfolios of leases, and also sets forth in tabular format, as of the relevant cutoff date, certain characteristics of these leases for the past five years. The underlying historical data used in preparing the graphs are set forth under “Historical Pool Performance” in Appendix B to this prospectus.

Appendix A also includes summary information for each of the securitized pools, including the following:

•	original number of leases;

•	original Aggregate Securitization Value;

•	base residual value at origination;

•	securitization rate at origination;

•	weighted average original payments to maturity;

•	weighted average remaining payments to maturity;

•	weighted average FICO® score; and

•	distribution of leases by vehicle type, geography and quarter of maturity date.

The foregoing characteristics for the pool of leases and the related leased vehicles which will be allocated to, and associated with, the 20[●]-[●] Series will not be identical to the characteristics of any prior securitized portfolios of leases, and the characteristics of each prior securitized portfolio of leases vary from securitization to securitization. NMAC’s practice is to select a securitized portfolio of leases from substantially all available eligible assets in its portfolio using selection procedures that were not known or intended by NMAC to be adverse to the applicable issuing entity. However, the composition of the assets in NMAC’s portfolio designated for the “NALT” securitization transactions has changed over time. This is because NMAC’s portfolio of leases, from which the securitized pools are selected, changes over time. Despite these differences as identified in the summary information for the prior securitized pools of leases, the prior securitized pools of leases are generally comparable to the leases in this securitization transaction, because NMAC’s general underwriting guidelines and servicing policies have been generally consistent over time.

However, notwithstanding any general similarities in the characteristics of the prior securitized pools of leases set forth in “Appendix A—Static Pool Information Regarding Certain Previous Securitizations” in this prospectus and the pool of leases and the related leased vehicles which will be allocated to, and associated with, the 20[●]-[●] Series, changes in economic, social and geographic conditions and other factors beyond NMAC’s control may have a greater impact on the performance of the pool of leases and related leased vehicles than any similarities or differences in these characteristics. For example, patterns of loss, prepayment and delinquency for automobile leases and leased vehicles, including those in the pool of leases and related leased vehicles which will be allocated to, and associated with, the 20[●]-[●] Series, may differ significantly during periods of economic disruption or downturn than in other times.

As a result of each of the foregoing, the performance of the prior securitization transactions securitized portfolios of leases sponsored by NMAC may not correspond to or be an accurate predictor of the performance of this securitization transaction. To further understand how differing pool characteristics and changing conditions could impact performance, see “Risk Factors—Risks related to the characteristics, servicing and performance of the leases and related leased vehicles allocated to, and associated with, the 20[●]-[●] Series—Credit scores and historical loss experience may not accurately predict the likelihood of losses on the leases and therefore losses on your notes”, and “Risk Factors—Risks related to the characteristics, servicing and performance of the leases and related leased vehicles allocated to, and associated with, the 20[●]-[●] Series—The geographic concentration of the leases, economic factors and lease performance could negatively affect the 20[●]-[●] Series Assets”.

MATURITY AND PREPAYMENT CONSIDERATIONS

Information regarding maturity and prepayment considerations with respect to the notes is set forth under “Weighted Average Life of the Notes” and “Risk Factors—Risks related to certain features of the notes and financial market disruptions—Returns on your investments may be reduced by prepayments on the leases, events of default, optional redemption or reallocation of the leases and the leased vehicles from the 20[●]-[●] Series Assets” in this prospectus. No principal payments will be made on the Class A-2 notes until the Class A-1 notes have been paid in full. No principal payments will be made on the Class A-3 notes until the Class A-1 notes and the Class A-2 notes have been paid in full. [No principal payments will be made on the Class A-4 notes until the Class A-1 notes, the Class A-2 notes and the Class A-3 notes have been paid in full.] [No principal payments will be made on the Class B notes until the Class A-1 notes, the Class A-2 notes, the Class A-3 notes and the Class A-4 notes have been paid in full.] [No principal payments will be made on the Class C notes until the Class A notes and the Class B notes have been paid in full.] [No principal payments will be made on the Class D notes until the Class A notes, the Class B notes and the Class C notes have been paid in full.] [The weighted average life of the offered notes will also be influenced by the ability of the issuing entity to reinvest collections on the leases and leased vehicles during the [revolving][pre-funding] period. The ability of the issuing entity to reinvest those proceeds will be influenced by the availability of suitable leases and leased vehicles to be allocated to the 20[●]-[●] Series and the rate of payment (including prepayments) on the leases and the leased vehicles.] However, upon an Event of Default under the Indenture and the acceleration of the notes following an Event of Default, principal payments will be made as follows: first, to the Class A-1 notes until the Class A-1 notes have been paid in full, [and] then to the Class A-2[a] notes[, the Class A-2b notes][,][and] the Class A-3 notes [and][,][the Class A-4 notes], on a pro rata basis, based on the respective outstanding principal amounts of those classes of notes, until the outstanding principal amounts of those classes of notes have been paid in full [and then to the Class B notes, until the Class B notes have been paid in full] [and then to the Class C notes, until the Class C notes have been paid in full] [and then to the Class D notes, until the Class D notes have been paid in full]. See “The Notes—Principal” in this prospectus.

Because the rate of payment of principal of each class of notes depends primarily on the rate of payment (including prepayments) on the leases and the leased vehicles, final payment of any class of notes could occur later or significantly earlier than their respective Final Scheduled Payment Dates set forth in “The Notes—Principal” in this prospectus. Noteholders will bear the risk of being able to reinvest principal payments on the notes at yields at least equal to the yield on their respective notes if final payment on such notes occurs significantly earlier than such notes’ respective Final Scheduled Payment Dates. No prediction can be made as to the rate of prepayments on the leases in either stable or changing interest rate environments. For a more detailed discussion of the prepayment risks, see “Risk Factors—Risks related to certain features of the notes and financial market disruptions—Returns on your investments may be reduced by prepayments on the leases, events of default, optional redemption or reallocation of the leases and the leased vehicles from the 20[●]-[●] Series Assets” in this prospectus.

PREPAYMENTS, DELINQUENCIES, REPOSSESSIONS AND NET LOSSES

Prepayment Information

Prepayment information relating to NMAC’s securitized portfolios of leases for the past five years is set forth under “Static Pool Information Regarding Certain Previous Securitizations—Prepayment Information” in Appendix A to this prospectus.

Delinquency, Repossession and Credit Loss Information

Set forth below is information concerning NMAC’s experience in the United States with respect to its entire portfolio of new Nissan and Infiniti motor vehicle leases, which includes leases owned by NMAC or the titling company and leases, if any, that have been sold but are still being serviced by NMAC. The dollar amounts of the leases outstanding is NMAC’s book value. NMAC believes credit losses are an expected cost in the business of extending credit. NMAC’s strategy is to minimize credit losses while providing financing support for the sale of the motor vehicles.

NMAC establishes an allowance for expected credit losses and deducts amounts reflecting losses against such allowance. For credit loss terminations, NMAC charges the account balance related to a lease against the allowance for credit losses upon the related vehicle’s sale date. For losses related to uncollected end of term charges such as Excess Mileage and Excess Wear and Tear Charges on early, full and over termination leases, NMAC charges the account balance to the related allowance 120 days after the initial customer billing statement is due. NMAC credits any recoveries from charge-offs related to a lease to the allowance. For more information regarding the Excess Mileage and Excess Wear and Tear Charges and other charges that may be payable by the related lessee upon termination of the lease, you should refer to “The Sponsor—Leased Vehicle Maintenance” and “The Leases—Early Termination” in this prospectus.

Gains or losses associated with the sale of off-lease inventory are recorded and charged to the corresponding allowance on the vehicle sale date.

Delinquency, repossession and loss experience may be influenced by a variety of economic, social and geographic conditions and other factors beyond NMAC’s control that may change over time, including periods of economic downturn and increased delinquencies and losses with respect to automobile leases. There is no assurance that NMAC’s delinquency, repossession and loss experience with respect to its leases and the related leased vehicles in the future, or the experience of the issuing entity with respect to the leases and the leased vehicles, will be similar to that set forth below. See “Risk Factors—Risks related to the characteristics, servicing and performance of the leases and related leased vehicles allocated to, and associated with, the 20[●]-[●] Series—Credit scores and historical loss experience may not accurately predict the likelihood of losses on the leases and therefore losses on your notes,” “Risk Factors—Risks related to the characteristics, servicing and performance of the leases and related leased vehicles allocated to, and associated with, the 20[●]-[●] Series— The geographic concentration of the leases, economic factors and lease performance could negatively affect the 20[●]-[●] Series Assets,” and “Risk Factors—Risks related to the characteristics, servicing and performance of the leases and related leased vehicles allocated to, and associated with, the 20[●]-[●] Series—Recent and future economic developments may adversely affect the performance of the leases and the market value of the leased vehicles, which may result in reduced or delayed payments on your notes.”

[We have not provided similar delinquency, repossession and loss data on the leases in the pool described in this prospectus, because none of the leases in the pool described in this prospectus, as of the [statistical] cutoff date, was more than 29 days delinquent in payments. See “The Leases—Characteristics of the Leases—General” in this prospectus.]

Nissan Lease Delinquency Experience[(1])(2)

(dollars in thousands)

	At or For the [●] Months Ended [●],		At or For the Twelve Months Ended [●],
	20[●]	20[●]	20[●]	20[●]	20[●]	20[●]	20[●]
Dollar Amount of Net Lease Contracts Outstanding(3)
Ending Number of Lease Contracts Outstanding
Percentage of Delinquent Lease Contracts(4)
31-60 Days
61-90 Days
91 Days or more

Total

[(1)	Includes leases, if any, for Nissan motor vehicles that NMAC has sold to third parties but continues to service.
(2)	Percentages may not add to total due to rounding.]
(3)	Dollar amounts based on net book value of vehicles.
(4)	A lease is considered delinquent if 5% or more of the scheduled monthly payment is past due.

Infiniti Lease Delinquency Experience[(1)](2)

(dollars in thousands)

	At or For the [●] Months Ended [●],		At or For the Twelve Months Ended [●],
	20[●]	20[●]	20[●]	20[●]	20[●]	20[●]	20[●]
Dollar Amount of Net Lease Contracts Outstanding(3)
Ending Number of Lease Contracts Outstanding
Percentage of Delinquent Lease Contracts(4)
31-60 Days
61-90 Days
91 Days or more

Total

[(1)	Includes leases, if any, for Infiniti motor vehicles that NMAC has sold to third parties but continues to service.
(2)	Percentages may not add to total due to rounding.]
(3)	Dollar amounts based on net book value of vehicles.
(4)	A lease is considered delinquent if 5% or more of the scheduled monthly payment is past due.

NMAC Total Lease Delinquency Experience[(1)](2)

(dollars in thousands)

	At or For the [●] Months Ended [●],		At or For the Twelve Months Ended [●],
	20[●]	20[●]	20[●]	20[●]	20[●]	20[●]	20[●]
Dollar Amount of Net Lease Contracts Outstanding(3)
Ending Number of Lease Contracts Outstanding
Percentage of Delinquent Lease Contracts(4)
31-60 Days
61-90 Days
91 Days or more

Total

[(1)	Includes leases, if any, for Nissan and Infiniti motor vehicles that NMAC has sold to third parties but continues to service.]
(2)	Percentages may not add to total due to rounding.
(3)	Dollar amounts based on net book value of vehicles.
(4)	A lease is considered delinquent if 5% or more of the scheduled monthly payment is past due.

Nissan Lease Repossession and Credit Loss Experience[(1])(2)

(dollars in thousands)

	At or For the [●] Months Ended [●],		At or For the Twelve Months Ended [●],
	20[●]	20[●]	20[●]	20[●]	20[●]	20[●]	20[●]
Ending Number of Lease Contracts Outstanding
Average Number of Lease Contracts Outstanding(3)
Repossessions:
Number of Repossessions
Number of Repossessions as a Percentage of Ending
Number of Lease Contracts Outstanding
Number of Repossessions as a Percentage of Average
Number of Lease Contracts Outstanding
Losses:
Dollar Amount of Net Lease Contracts Outstanding(4)
Average Dollar Amount of Net Lease Contracts Outstanding(3)(4)
Gross Repossession Losses(5)
Repossession Recoveries(5)
Net Repossession Losses
Average Net Repossession Loss per Liquidated Contract(6)
Net Repossession Losses as a Percentage of Average
Net Lease Contracts Outstanding

[(1)	Includes leases, if any, for Nissan motor vehicles that the titling company has sold to third parties but NMAC continues to service.]
(2)	Numbers may not add to total due to rounding.
(3)	Average amounts calculated based on month-end data for the periods indicated.
(4)	Dollar amounts based on net book value of vehicles.
(5)	Includes involuntary and voluntary repossessions, bankruptcy repossessions and charge-offs.
(6)	Dollars not in thousands.
[(7)

The percentages for the [●] months ended [●] [●], 20[●] and [●] [●], 20[●] have been annualized to facilitate year-to-year comparisons. Actual percentages for the entire year may differ from annualized percentages.]

Infiniti Lease Repossession and Credit Loss Experience[(1)](2)

(dollars in thousands)

	At or For the [●] Months Ended [●],		At or For the Twelve Months Ended [●],
	20[●]	20[●]	20[●]	20[●]	20[●]	20[●]	20[●]
Ending Number of Lease Contracts Outstanding
Average Number of Lease Contracts Outstanding(3)
Repossessions:
Number of Repossessions
Number of Repossessions as a Percentage of Ending
Number of Lease Contracts Outstanding
Number of Repossessions as a Percentage of Average
Number of Lease Contracts Outstanding
Losses:
Dollar Amount of Net Lease Contracts Outstanding(4)
Average Dollar Amount of Net Lease Contracts Outstanding(3)(4)
Gross Repossession Losses(5)
Repossession Recoveries(5)
Net Repossession Losses
Average Net Repossession Loss per Liquidated Contract(6)
Net Repossession Losses as a Percentage of Average
Net Lease Contracts Outstanding

[(1)	Includes leases, if any, for Infiniti motor vehicles that the titling company has sold to third parties but NMAC continues to service.]
(2)	Numbers may not add to total due to rounding.
(3)	Average amounts calculated based on month-end data for the periods indicated.
(4)	Dollar amounts based on net book value of vehicles.
(5)	Includes involuntary and voluntary repossessions, bankruptcy repossessions and charge-offs.
(6)	Dollars not in thousands.
[(7)

The percentages for the [●] months ended [●] [●], 20[●] and [●] [●], 20[●] have been annualized to facilitate year-to-year comparisons. Actual percentages for the entire year may differ from annualized percentages.]

NMAC Total Lease Repossession and Credit Loss Experience[(1)](2)

(dollars in thousands)

	At or For the [●] Months Ended [●],		At or For the Twelve Months Ended [●],
	20[●]	20[●]	20[●]	20[●]	20[●]	20[●]	20[●]
Ending Number of Lease Contracts Outstanding
Average Number of Lease Contracts Outstanding(3)
Repossessions:
Number of Repossessions
Number of Repossessions as a Percentage of Ending Number of Lease Contracts Outstanding
Number of Repossessions as a Percentage of Average Number of Lease Contracts Outstanding
Losses:
Dollar Amount of Net Lease Contracts Outstanding(4)
Average Dollar Amount of Net Lease Contracts Outstanding(3)(4)
Gross Repossession Losses(5)
Repossession Recoveries(5)
Net Repossession Losses
Average Net Repossession Loss per Liquidated Contract(6)
Net Repossession Losses as a Percentage of Average Net Lease Contracts Outstanding

[(1)	Includes leases, if any, for Nissan and Infiniti motor vehicles that the titling company has sold to third parties but NMAC continues to service.]
(2)	Numbers may not add to total due to rounding.
(3)	Average amounts calculated based on month-end data for the periods indicated.
(4)	Dollar amounts based on net book value of vehicles.
(5)	Includes involuntary and voluntary repossessions, bankruptcy repossessions and charge-offs.
(6)	Dollars not in thousands.
[(7)

The percentages for the [●] months ended [●] [●], 20[●] and [●] [●], 20[●] have been annualized to facilitate year-to-year comparisons. Actual percentages for the entire year may differ from annualized percentages.]

Residual Value Loss Experience

Set forth below is information concerning residual value loss experience and return rates for Nissan and Infiniti motor vehicles at termination. The residual value loss rates are indicated as the difference between the Initial Base Residual and the actual amounts received for the off-lease vehicles (customer purchases and auction proceeds). In general, Contract Residuals reflect Initial Base Residuals plus a small number of percentage points. See “The Sponsor—Determination of Residual Values” in this prospectus.

Nissan Residual Value Loss Experience[(1)](2)

	At or For the [●] Months Ended [●],		At or For the Twelve Months Ended [●],
	20[●]	20[●]	20[●]	20[●]	20[●]	20[●]	20[●]
Total Number of Vehicles Scheduled to Terminate(1)
Total Initial ALG Residual on Vehicles Scheduled to Terminate(3)
Number of Vehicles Returned to NMAC(4)
Vehicles Returned to NMAC Ratio
Number of Vehicles going to Full Termination(5)
Full Termination Ratio(6)
Total Gain/(Loss) on Vehicles Returned to NMAC(4)(7)
Average Gain/(Loss) on Vehicles Returned to NMAC(7)
Total Initial ALG Residual on Vehicles Returned to NMAC(3)
Total Gain/(Loss) on Vehicles Returned to NMAC as a Percentage of Initial ALG Residuals of Returned Vehicles Sold by NMAC
Total Gain/(Loss) on Vehicles Returned to NMAC as a Percentage of Initial ALG Residuals of Vehicles Scheduled to Terminate
Average Contract Residual Percentage of Adjusted MSRP
Average Initial ALG Residual Percentage of Adjusted MSRP
Percentage Difference

[(1)

Includes leases, if any, for Nissan motor vehicles which NMAC has sold to third parties but continues to service. These leases are grouped by scheduled lease maturity date. Excludes leases that have been terminated pursuant to a lessee default (including, but not limited to, as a result of the lessee’s failure to maintain insurance coverage required by the lease, the failure of the lessee to timely or properly perform any obligation under the lease, or any other act by the lessee constituting a default under applicable law).]

(2)	Numbers may not add to total due to rounding.
(3)	ALG Residual for Standard Mileage Leases (15,000 miles/year) (not adjusted Maximum Residualized MSRP).
(4)

Excludes repossessions, vehicles in inventory and NMAC Residual Percentages of less than 10% and greater than 95%. MSRP adjusted for dealer add-ins in accordance with NMAC policy. Includes lessee initiated early terminations.

(5)	Includes all vehicles terminating at scheduled maturity, terminating past scheduled maturity and terminating within 90 days prior to scheduled maturity.
(6)	The ratio of the vehicles that went to full termination during the stated period over the vehicles scheduled to terminate.
(7)	Gain/(Loss) net of the difference between the Contract Residual and the ALG Residual.

Infiniti Residual Value Loss Experience[(1)](2)

	At or For the [●] Months Ended [●],		At or For the Twelve Months Ended [●],
	20[●]	20[●]	20[●]	20[●]	20[●]	20[●]	20[●]
Total Number of Vehicles Scheduled to Terminate(1)
Total Initial ALG Residual on Vehicles Scheduled to Terminate(3)
Number of Vehicles Returned to NMAC(4)
Vehicles Returned to NMAC Ratio
Number of Vehicles going to Full Termination(5)
Full Termination Ratio(6)
Total Gain/(Loss) on Vehicles Returned to NMAC(4)(7)
Average Gain/(Loss) on Vehicles Returned to NMAC(7)
Total Initial ALG Residual on Vehicles Returned to NMAC(3)
Total Gain/(Loss) on Vehicles Returned to NMAC as a Percentage of Initial ALG Residuals of Returned Vehicles Sold by NMAC
Total Gain/(Loss) on Vehicles Returned to NMAC as a Percentage of Initial ALG Residuals of Vehicles Scheduled to Terminate
Average Contract Residual Percentage of Adjusted MSRP
Average Initial ALG Residual Percentage of Adjusted MSRP
Percentage Difference

[(1)

Includes leases, if any, for Infiniti motor vehicles which NMAC has sold to third parties but continues to service. These leases are grouped by scheduled lease maturity date. Excludes leases that have been terminated pursuant to a lessee default (including, but not limited to, as a result of the lessee’s failure to maintain insurance coverage required by the lease, the failure of the lessee to timely or properly perform any obligation under the lease, or any other act by the lessee constituting a default under applicable law).]

(2)	Numbers may not add to total due to rounding.
(3)	Excludes vehicles for which no ALG Residual is available due to the absence of an equivalent vehicle or contract term on the ALG tables.
(4)

Excludes repossessions, vehicles in inventory and NMAC Residual Percentages of less than 10% and greater than 95%. MSRP adjusted for dealer add-ins in accordance with IFS policy. Includes lessee initiated early terminations.

(5)	Includes all vehicles terminating at scheduled maturity, terminating past scheduled maturity and terminating within 90 days prior to scheduled maturity.
(6)	The ratio of the vehicles that went to full termination during the stated period over the vehicles scheduled to terminate.
(7)	Gain/(Loss) net of the difference between the Contract Residual and the ALG Residual.

WEIGHTED AVERAGE LIFE OF THE NOTES

The following information is provided solely to illustrate the effect of prepayments of the leases and the related leased vehicles on the unpaid principal amounts of the notes and the weighted average life of the notes under the assumptions stated below, and is not a prediction of the prepayment rates that might actually be experienced with respect to the leases. It is expected that at the time the redemption option becomes available to the servicer, only the certificates will be outstanding.

Prepayments on motor vehicle leases may be measured by a prepayment standard or model. The prepayment model used in this prospectus is expressed in terms of percentages of “ABS,” which means a prepayment model that assumes a constant percentage of the original number of leases in the [statistical] pool prepay each month. The base prepayment assumption (the “100% Prepayment Assumption” or “Prepayment Assumption”) assumes that the original principal balance of the leases will prepay as follows:

(1) In month one, prepayments will occur at [●]% ABS and increase by [●]% ABS each month until reaching [●]% ABS in the [●]th month of the life of the lease.

(2) In month [●], prepayments increase to [●]% ABS and remain at that level until the [●]th month of the life of the lease.

(3) In month [●], prepayments decrease to [●]% ABS and remain at that level until the original outstanding principal balance of the contract has been paid in full.

Neither any ABS rate nor the 100% Prepayment Assumption purports to be a historical description of the prepayment experience or a prediction of the anticipated rate of prepayment of the leases. We cannot assure you that the leases will prepay at the levels of the Prepayment Assumption or at any other rate.

The tables below were prepared on the basis of certain assumptions, including that:

1.	as of the cutoff date, [●] months have elapsed since the inception of the leases;

2.	all Monthly Payments are timely received and no lease is ever delinquent;

3.	all Monthly Payments are made according to the schedule set forth in Appendix C to this prospectus;

4.	no Repurchase Payment is made in respect of any lease;

5.	there are no losses in respect of the leases;

6.	payments on the notes and the certificates are made on the [15th] day of each month, whether or not the day is a Business Day, commencing on [●] [15], 20[●];

7.	the servicing fee rate is [●]% per annum;

8.	all prepayments on the leases are prepayments in full (and the residual values of the related leased vehicles are paid in full);

9.

the Reserve Account is initially funded with an amount equal to at least $[●], and excess collections remaining after payment of principal of and interest on the notes and other expenses of the issuing entity are allocated to the reserve account until (i) on each payment date on or prior to the payment in full of the Class A-2 notes, the reserve account balance is equal to at least [●]% of the Aggregate Securitization Value of the pool of leases and the related leased vehicles as of the cutoff date and (ii) on each payment date following the payment in full of the Class A-2 notes, the reserve account balance is equal to at least [●]% of the Aggregate Securitization Value of the pool of leases and the related leased vehicles as of the cutoff date;

10.	the Aggregate Securitization Value as of the cutoff date is $[●], based on a Securitization Rate of [●]%;

11.

the original principal amounts of each class of notes are equal to the original principal amounts set forth on the front cover of this prospectus [except that the original principal amount of the [Class A-2a notes is assumed to be $[●] and the original principal amount of the Class A-2b notes is $[●]][Class A-3 notes is assumed to be $[●] [and the original principal amount of the Class A-4 notes is assumed to be $[●]] [and the original principal amount of the Class B Notes is assumed to be $[●]] [and the original principal amount of the Class C Notes is assumed to be $[●]] [and the original principal amount of the Class D Notes is assumed to be $[●]];

12.

interest accrues on the Class A-1 notes at [●]% per annum, Class A-2[a] notes at [●]% per annum[, Class A-2b notes at [●]% per annum][,][and] Class A-3 notes at [●]% per annum [and Class A-4 notes at [●]% per annum], [and Class B notes at [●]% per annum] [and Class C notes at [●]% per annum] [and Class D notes at [●]% per annum];

13.	the closing date is assumed to be [●] [●], 20[●]; [and]

14.	[no Benchmark Transition Event is assumed to occur; [and]]

15.

[during the revolving period, the issuing entity invests all amounts available to allocate additional leases and leased vehicles to the 20[●]-[●] Series, based on the cut-off date of such leases being the beginning of the related month;[and]]

16.	[$[ ] will be deposited in the pre-funding account on the closing date;[and]]

17.	[all of the funds in the pre-funding account are used to purchase the beneficial interest in additional leases and related leased vehicles from the depositor; [and]]

18.

the servicer does not exercise its option to purchase or cause to be purchased all of the assets of the issuing entity on any payment date on which the Aggregate Securitization Value of the leases and leased vehicles allocated to, and associated with, the 20[●]-[●] Series is less than or equal to [●]% of the initial Aggregate Securitization Value of the leases and leased vehicles allocated to, and associated with, the 20[●]-[●] Series as of the cutoff date[; and

19.	[Net Swap Payments are equal to zero for each payment date].

No representation is made as to what the actual levels of losses and delinquencies on the leases will be. Because payments on the leases and the leased vehicles will differ from those used in preparing the following tables, distributions of principal of the notes may be made earlier or later than as set forth in the tables. Investors are urged to make their investment decisions on a basis that includes their determination as to anticipated prepayment rates under a variety of the assumptions discussed herein.

The following tables set forth the percentages of the unpaid principal amount of each class of the notes that would be outstanding after each of the dates shown, based on a rate equal to 25%, 50%, 75%, 100% and 125% of the Prepayment Assumption. As used in the table, “25% Prepayment Assumption” assumes that a lease will prepay at 25% of the Prepayment Assumption, “50% Prepayment Assumption” assumes that a lease will prepay at 50% of the Prepayment Assumption and so forth.

The following tables have been prepared based on the assumptions in this prospectus (including the assumptions regarding the characteristics and performance of the leases, which will differ from the actual characteristics and performance of the leases) and should be read in conjunction with those assumptions.

Percentage of Class A-1 Note Balance Outstanding to Maturity

Prepayment Assumption
Payment Date	25%	50%	75%	100%	125%
Closing Date
Weighted Average Life to Maturity (years)(1)

(1)

The weighted average life of the Class A-1 notes is determined by (a) multiplying the amount of each distribution in reduction of principal amount by the number of years from the closing date to the date indicated, (b) adding the results and (c) dividing the sum by the aggregate distributions in reduction of principal amount referred to in clause (a).

Percentage of Class A-2 Note Balance Outstanding to Maturity

Prepayment Assumption
Payment Date	25%	50%	75%	100%	125%
Closing Date
Weighted Average Life to Maturity (years)(1)

(1)

The weighted average life of the Class A-2 notes is determined by (a) multiplying the amount of each distribution in reduction of principal amount by the number of years from the closing date to the date indicated, (b) adding the results and (c) dividing the sum by the aggregate distributions in reduction of principal amount referred to in clause (a).

Percentage of Class A-3 Note Balance Outstanding to Maturity

Prepayment Assumption
Payment Date	25%	50%	75%	100%	125%
Closing Date
Weighted Average Life to Maturity (years)(1)

(1)

The weighted average life of the Class A-3 notes is determined by (a) multiplying the amount of each distribution in reduction of principal amount by the number of years from the closing date to the date indicated, (b) adding the results and (c) dividing the sum by the aggregate distributions in reduction of principal amount referred to in clause (a).

[Percentage of Class A-4 Note Balance Outstanding to Maturity

Prepayment Assumption
Payment Date	25%	50%	75%	100%	125%
Closing Date
Weighted Average Life to Maturity (years)(1)

(1)

The weighted average life of the Class A-4 notes is determined by (a) multiplying the amount of each distribution in reduction of principal amount by the number of years from the closing date to the date indicated, (b) adding the results and (c) dividing the sum by the aggregate distributions in reduction of principal amount referred to in clause (a).]

[Percentage of Class B Note Balance Outstanding to Maturity

Prepayment Assumption
Payment Date	25%	50%	75%	100%	125%
Closing Date
Weighted Average Life to Maturity (years)(1)

(1)

The weighted average life of the Class B notes is determined by (a) multiplying the amount of each distribution in reduction of principal amount by the number of years from the closing date to the date indicated, (b) adding the results and (c) dividing the sum by the aggregate distributions in reduction of principal amount referred to in clause (a).]

[Percentage of Class C Note Balance Outstanding to Maturity

Prepayment Assumption
Payment Date	25%	50%	75%	100%	125%
Closing Date
Weighted Average Life to Maturity (years)(1)

(1)

The weighted average life of the Class C notes is determined by (a) multiplying the amount of each distribution in reduction of principal amount by the number of years from the closing date to the date indicated, (b) adding the results and (c) dividing the sum by the aggregate distributions in reduction of principal amount referred to in clause (a).]

[Percentage of Class D Note Balance Outstanding to Maturity

Prepayment Assumption
Payment Date	25%	50%	75%	100%	125%
Closing Date
Weighted Average Life to Maturity (years)(1)

(1)

The weighted average life of the Class D notes is determined by (a) multiplying the amount of each distribution in reduction of principal amount by the number of years from the closing date to the date indicated, (b) adding the results and (c) dividing the sum by the aggregate distributions in reduction of principal amount referred to in clause (a).

REPURCHASES AND REPLACEMENTS

[In the three-year period ending [●] [●], 20[●], no assets securitized by NMAC were the subject of a demand to repurchase or replace for breach of the representations and warranties.] [The following table provides information regarding the demand, repurchase and replacement history with respect to leases and leased vehicles securitized by NMAC during the period from [●] [●], 20[●] to [●] [●], 20[●].]

Name of Issuing Entity	Check if Registered	Name of Originator	Total Leases in ABS by Originator		Leases that Were Subject of Demand		Leases that Were Repurchased or Replaced		Leases that Were Repurchased or Replaced		Demand in Dispute		Demand Withdrawn		Demand Rejected
Nissan Auto Lease Trust 20[●]-[●]			$	%	$	%	$	%	$	%	$	%	$	%	$	%
Nissan Auto Lease Trust 20[●]-[●]			$	%	$	%	$	%	$	%	$	%	$	%	$	%

NMAC, as securitizer, discloses in a report on Form ABS-15G all fulfilled and unfulfilled repurchase requests for securitized leases and leased vehicles that were the subject of a demand to repurchase. Please refer to the Form ABS-15G filed by NMAC on [●] [●], 20[●] for additional information. The CIK number of NMAC is 0001540639.

NOTE FACTORS AND TRADING INFORMATION

The “Note Factor” for a class of notes will be a seven-digit decimal that the servicer will compute for each payment date, which will represent the remaining outstanding principal amount of each class of notes, as of such payment date (after giving effect to payments made on such payment date), expressed as a fraction of the initial outstanding principal amount of such class of notes. Each Note Factor will initially be 1.0000000 and will thereafter decline to reflect reductions in the principal amount of the related class of notes. A noteholder’s portion of the principal amount of the notes will be the product of (i) the original denomination of the note and (ii) the applicable Note Factor, as the case may be.

Pursuant to the Indenture, the registered holders of the notes (other than any retained notes, which may be issued as definitive notes) will be Cede & Co. (“Cede”) as the nominee of The Depository Trust Company (“DTC”), unless definitive notes are issued under the limited circumstances described under “The Notes—Definitive Notes” in this prospectus. Registered holders of the notes will receive monthly reports via the indenture trustee’s website concerning payments received on or in respect of the leases and the leased vehicles, the Note Factor for each class of notes and various other items of information. Note owners may obtain copies of such reports upon a request in writing to the indenture trustee at its corporate trust office. In addition, note owners will be furnished information for tax reporting purposes during each calendar year, not later than the latest date permitted by law. For further details concerning information furnished to noteholders and note owners and the certificateholder, the servicer’s compliance statement, the servicer’s assessment of compliance with servicing criteria and the annual attestation report prepared by the independent registered public accounts as to the servicer’s assessment of compliance with servicing criteria, you should refer to “The Notes—Noteholder Communication; List of Noteholders” and “Distributions on the Notes—Payment Date Certificate”, “The Notes—Book-Entry Registration”, “—Definitive Notes,” “Description of the Servicing Agreement—Evidence as to Compliance” and “Description of the Indenture—Reports and Documents by Indenture Trustee to Noteholders” in this prospectus.

USE OF PROCEEDS

The depositor will use the net proceeds from the sale of the notes — proceeds from the sale of the notes minus the underwriting discount in the amount of $[●], payable to the underwriters — to acquire the 20[●]-[●] Series Certificate from [NILT LLC][NMAC] [and to purchase the Interest Rate Cap Agreement(s), if any] [, and deposit the pre-funded amount, if any, into the pre-funding account; and] [make the initial deposit into the reserve account]. [NILT LLC][NMAC] may contribute all or any portion of the net proceeds of the sale of the 20[●]-[●] Series Certificate to the titling company so that the titling company may acquire additional leases, leased vehicles and other assets associated with such leases and leased vehicles and [NILT LLC][NMAC] or its affiliates may apply all or any portion of the net proceeds of the sale of the 20[●]-[●] Series Certificate to the depositor to the repayment of indebtedness, including “warehouse” indebtedness secured by leases and/or to reallocate leases sold into a loan agreement facility. One or more of the underwriters (or (a) their respective affiliates or (b) entities for which their respective affiliates act as administrative agent and/or provide liquidity lines) may have acted as a “warehouse” lender or purchaser to NMAC or its affiliates, and may receive a portion of such proceeds as repayment of such “warehouse” indebtedness or as reallocation proceeds.] No expenses incurred in connection with the selection and acquisition of the pool assets will be payable from the proceeds from the sale of the notes.

THE NOTES

General

The notes will be issued pursuant to the terms of the Indenture, a form of which has been filed as an exhibit to the registration statement. A copy of the finalized Indenture, together with the other Basic Documents, will be filed with the SEC on Form 8-K on or prior to the date the final prospectus is required to be filed.

The notes will be issued in minimum denominations of $[●] and integral multiples of $[●] in excess thereof in book-entry form[, provided that, any retained notes will be issued as definitive notes]. The notes issued in book-entry form initially will be registered in the name of Cede, the nominee of DTC. No investor acquiring an interest in the notes issued in book-entry form, as reflected on the books of the clearing agency, or a person maintaining an account with such clearing agency (a “note owner”) will be entitled to receive a certificate representing that owner’s note, except as set forth below. Unless and until notes [(other than retained notes, if any)] are issued in Definitive Form under the limited circumstances described in “The Notes—Definitive Notes” in this prospectus, all references herein to distributions, notices, reports and statements to noteholders will refer to the same actions made with respect to DTC or Cede, as the case may be, for the benefit of note owners in accordance with DTC procedures. See “The Notes—Book-Entry Registration” and “—Definitive Notes” below.

So long as the Class A notes are outstanding, the Class A notes will be the “controlling class,” with the exception of the notes held by the sponsor, the servicer, the administrator, the issuing entity, any certificateholder or any of their respective affiliates. [After the Class A notes have been paid in full, the Class B notes will be the controlling class.] [After the Class A notes and the Class B notes have been paid in full, the Class C notes will be the controlling class.] [After the Class A notes, the Class B notes and the Class C notes have been paid in full, the Class D notes will be the controlling class.]

Book-Entry Registration

The information in this section concerning DTC and DTC’s book-entry system has been provided by DTC. Neither NMAC nor NALL II has independently verified the accuracy of this information.

Each class of notes offered by this prospectus (other than retained notes, if any) will be represented by one or more certificates registered in the name of Cede, as nominee of DTC. Noteholders may hold beneficial interests in the notes through the DTC (in the United States) [or Clearstream Banking, société anonyme (“Clearstream Banking Luxembourg”)] [or Euroclear Bank S.A./NV (the “Euroclear Operator”) as operator of the Euroclear System (“Euroclear”) (in Europe or Asia)] directly if they are participants of those systems, or indirectly through organizations which are participants of those systems.

No noteholder will be entitled to receive a certificate representing that person’s interest in the notes, except as set forth below. Unless and until notes are issued in fully registered certificated form under the limited circumstances described below, all references in this prospectus to actions by noteholders will refer to actions taken by DTC upon instructions from direct participants, and all references in this prospectus to distributions, notices, reports and statements to noteholders will refer to distributions, notices, reports and statements to Cede, as the registered holder of the notes, for distribution to noteholders in accordance with DTC procedures. Therefore, it is anticipated that the only noteholder will be Cede, the nominee of DTC. Noteholders will not be recognized by the indenture trustee as noteholders and will only be able to exercise their collective rights as holders of notes of the related class indirectly through DTC, the direct participants and the indirect participants, as further described below. In connection with such indirect exercise of rights through the DTC system, noteholders may experience some delays in their receipt of payments, since distributions on book-entry securities first will be forwarded to Cede. Notwithstanding the foregoing, noteholders are entitled to all remedies available at law or in equity with respect to any delay in receiving distributions on the securities, including but not limited to remedies set forth in the relevant agreements against parties thereto, whether or not such delay is attributable to the use of DTC’s book-entry system.

Under a book-entry format, because DTC can only act on behalf of direct participants that in turn can only act on behalf of indirect participants, the ability of a noteholder to pledge book-entry securities to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such book-entry securities, may be limited due to the lack of physical certificates or notes for such book-entry securities. In addition, issuance of the notes in book-entry form may reduce the liquidity of such securities in the secondary market since certain potential investors may be unwilling to purchase securities for which they cannot obtain physical notes. See “Risk Factors—Risks related to certain features of the notes and financial market disruptions—Financial market disruptions, and the absence of a secondary market for the notes may make it difficult for you to sell your notes and/or obtain your desired price” in this prospectus.

DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York UCC, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds and provides asset servicing for issues of U.S. and non-U.S. equity issues, corporate and municipal debt issues, and money market instruments from over many countries that DTC’s participants (“direct participants”) deposit with DTC. DTC also facilitates the post-trade settlement among direct participants of sales and other securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges between direct participants’ accounts. This eliminates the need for physical movement of securities certificates. Direct participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). DTCC, in turn, is owned by the users of its regulated subsidiaries. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, and clearing corporations that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly (“indirect participants” and, together with the direct participants, “participants”). The rules applicable to DTC and its participants are on file with the SEC. More information about DTC can be found at www.dtcc.com and www.dtc.org.

Purchases of notes under the DTC system must be made by or through direct participants, which will receive a credit for those notes on DTC’s records. The ownership interest of each actual purchaser of each note (“Beneficial Owner”) is in turn to be recorded on the direct and indirect participants’ records. Beneficial Owners will not receive written confirmation from DTC of their purchase. Beneficial Owners are, however, expected to receive written confirmation from DTC providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the notes are to be accomplished by entries made on the books of direct and indirect participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interest in the notes, except in the event that use of the book-entry system for the notes is discontinued.

To facilitate subsequent transfers, all notes deposited by direct participants with DTC will be registered in the name of DTC’s partnership nominee, Cede or such other name as may be requested by an authorized representative of DTC. The deposit of notes with DTC and their registration in the name of Cede will effect no change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the notes; DTC’s records reflect only the identity of the direct participants to whose accounts such notes are credited, which may or may not be the Beneficial Owners. The direct and indirect participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Neither DTC nor Cede (nor such other DTC nominee) will consent or vote with respect to the notes unless authorized by a direct participant in accordance with DTC’s procedures. Under its usual procedures, DTC mails an Omnibus Proxy to the indenture trustee as soon as possible after the record date. The Omnibus Proxy assigns Cede’s consenting or voting rights to those direct participants to whose accounts the notes are credited on the record date (identified in a listing attached to the Omnibus Proxy).

Redemption proceeds, distributions, and dividend payments on the notes will be made to Cede, or such other nominee as may be requested by an authorized representative of DTC. DTC’s practice is to credit direct participants’ accounts, upon DTC’s receipt of funds and corresponding detail information from the indenture trustee on payable date in accordance with their respective holdings shown on DTC’s records. Payments by participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of such participant and not of DTC or the indenture trustee, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of redemption proceeds, distributions, and dividend payments to Cede (or such other nominee as may be requested by an authorized representative of DTC) is the responsibility of the indenture trustee, disbursement of such payments to direct participants will be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners will be the responsibility of direct and indirect participants.

DTC may discontinue providing its services as securities depository with respect to the notes at any time by giving reasonable notice to the indenture trustee. Under such circumstances, in the event that a successor securities depository is not obtained, note certificates are required to be printed and delivered.

The depositor, the trustee of the issuing entity or the administrative agent may decide to discontinue use of the system of book-entry-only transfers through DTC (or a successor securities depository). In that event, note certificates will be printed and delivered to DTC. See “—Definitive Notes” below.

None of the servicer, the depositor, the administrative agent, the indenture trustee or the owner trustee will have any liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the notes held by Cede, DTC, [or Clearstream Banking Luxembourg] [or Euroclear], or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

Definitive Notes

The notes (other than retained notes, if any) will be issued in fully registered, certificated form (“definitive notes”) to noteholders or their respective nominees, rather than to DTC or its nominee, only if:

1. DTC is no longer willing or able to discharge properly its responsibilities as depository with respect to the notes and none of the depositor, the owner trustee of the issuing entity and the administrative agent is able to locate a qualified successor;

2. the depositor, the owner trustee or the administrative agent at its option, to the extent permitted by applicable law, elects to terminate the book-entry system through DTC; or

3. after the occurrence of an Event of Default, holders representing at least a majority of the aggregate outstanding principal amount of the notes, voting as a single class, advise the indenture trustee through DTC and its direct participants in writing that the continuation of a book-entry system through DTC (or a successor thereto) with respect to the notes is no longer in the best interests of the noteholders.

Upon the occurrence of any event described in the immediately preceding paragraph, the indenture trustee will be required to notify all noteholders through DTC’s direct participants of the availability of definitive notes. Upon surrender by DTC of the definitive certificates representing the corresponding notes and receipt of instructions for re-registration, the indenture trustee will reissue those notes as definitive notes to the noteholders.

Payments on the definitive notes will be made by the indenture trustee directly to the holders of the definitive notes in accordance with the procedures set forth in this prospectus and in the Indenture. Interest and principal payments on the notes on each payment date will be made to the holders in whose names the definitive notes or certificates were registered at the close of business on the related record date. Payments will be made by check mailed to the addresses of such holders as they appear on the note register except that a noteholder with notes having original denominations aggregating at least $1 million may request payment by wire transfer of funds pursuant to written instructions delivered to the indenture trustee at least five Business Days prior to the record date. The final payment on any definitive notes will be made only upon presentation and surrender of the definitive notes at the office or agency specified in the notice of final payment to noteholders. The issuing entity or the administrative agent will provide such notice to the indenture trustee not more than 30 days nor less than 10 days prior to the date on which the final payment is expected to occur and, within two Business Days following receipt of such notice, the indenture trustee, in the name and on behalf of the issuing entity, will notify each registered noteholder.

Definitive notes will be transferable and exchangeable at the offices of the indenture trustee or of a registrar named in a notice delivered to holders of definitive notes. No service charge will be imposed for any registration of transfer or exchange, but the indenture trustee may require payment of a sum sufficient to cover any tax or other governmental charge imposed in connection therewith.

Noteholder Communication; List of Noteholders

A Note Owner or, to the extent definitive notes have been issued, a noteholder (collectively, “investors”) may send a request to the depositor at any time notifying the depositor that the investor would like to communicate with other investors with respect to an exercise of their rights under the terms of the Basic Documents. If the requesting investor is not a noteholder as reflected on the note register, the depositor may require that the requesting investor provide a certification to the effect that the investor is, in fact, a beneficial owner of notes, as well as additional documentation reasonably satisfactory to the depositor, such as trade confirmation, account statement, letter from a broker or dealer or another similar document (collectively, the “verification documents”). In each monthly distribution report on Form 10-D under the Exchange Act with respect to the issuing entity, the depositor will include disclosure regarding any request received during the related Collection Period from an investor to communicate with other investors related to the investors exercising their rights under the terms of the Basic Documents. The disclosure in the Form 10-D regarding the request to communicate will include the name of the investor making the request, the date the request was received, a statement to the effect that the issuing entity has received a request from the investor, stating that the investor is interested in communicating with other investors with regard to the possible exercise of rights under the Basic Documents and a description of the method other investors may use to contact the requesting investor. The sponsor and the depositor will be responsible for any expenses incurred in connection with the filing of such disclosure and the reimbursement of any costs incurred by the indenture trustee in connection with the preparation thereof.

Three or more holders of the notes of any class or one or more holders of notes of that class evidencing not less than 25% of the aggregate outstanding principal amount of notes may, by written request to the indenture trustee, obtain access to the list of all noteholders maintained by the indenture trustee for the purpose of communicating with other noteholders with respect to their rights under the Indenture or under those notes. The indenture trustee may elect not to afford the requesting noteholders access to the list of noteholders if it agrees to mail the desired communication or proxy, on behalf of and at the expense of the requesting noteholders, to all noteholders.

The note registrar will furnish or cause to be furnished to the indenture trustee, the owner trustee, the servicer or the administrative agent, within 15 days after receipt by the note registrar of a written request therefrom, a list of the names of all noteholders of record as of the most recent applicable record date.

Payments of Interest

The Class A-1 notes, the Class A-2[a] notes[,][and] the Class A-3 notes [and][,][the Class A-4 notes] [and the Class B notes][and the Class C notes][and the Class D notes] will constitute the fixed rate notes “the (fixed rate notes),” and will bear interest at a fixed rate per annum. [If issued, the Class A-2b notes will constitute the floating rate notes (“floating rate notes),” and will bear interest at a variable rate per annum based on [the benchmark rate, which will initially be [SOFR-based rate], plus the applicable spread set forth on the front cover of this prospectus].]

Interest on the principal amounts of all classes of the notes will accrue at the respective per annum interest rates set forth on the cover of this prospectus (each, an “interest rate”). To the extent of funds available, the issuing entity will pay interest and principal on the notes monthly on the [15th] day of each month (or, if that date is not a Business Day, on the next Business Day which we refer to as the “payment date”). The first payment date will be [●] [●], 20[●]. A “Business Day” is any day except a Saturday, Sunday or a day on which banking institutions in New York, New York, Franklin, Tennessee, Irving, Texas [or] [Wilmington, Delaware] in the city and state where the corporate trust office of the indenture trustee is located, [or the principal place of business of the [cap provider][swap counterparty], if any,] are authorized or obligated by law, regulation, executive order or governmental decree to be closed; provided that, when used in the context of a payment date, “Business Day” means any day other than (i) a Saturday or Sunday or (ii) a day on which FRBNY is closed.

Interest will accrue and will be calculated on the various classes of notes as follows:

•

Accrual Periods: Interest will accrue at the related note rate on the outstanding principal amount of each class of notes (a) with respect to the Class A-1 notes [and each class of the floating rate notes], from and including the most recent payment date on which interest has been paid (or from and including the closing date with respect to the first payment date) to but excluding the current payment date and (b) with respect to the [fixed rate] notes (other than the Class A-1 notes) from and including the [15]th day of the preceding calendar month (or from and including the closing date with respect to the first payment date) to but excluding the [15]th day of the current calendar month (each, an “Accrual Period” with respect to each class of notes).

•

Actual/360: Interest on the Class A-1 notes [and each class of the floating rate notes], will be calculated on the basis of the actual number of days elapsed during the related Accrual Period and a 360-day year. This means that the interest due on each payment date for the Class A-1 notes [and each class of the floating rate notes], will be the product of (i) the note balance of the related class of notes, (ii) the related interest rate and (iii) the actual number of days from and including the previous payment date (or, in the case of the first payment date, from and including the closing date) to but excluding the current payment date, divided by 360.

•

30/360: Interest on the Class A-2a notes, the Class A-3 notes, [the Class A-4 notes,] [and] [the Class B notes,] [and] [the Class C notes,] [and the Class D notes] will be calculated on the basis of a 360-day year consisting of twelve 30-day months. This means that the interest due on each payment date for the Class A-2[a] notes, the Class A-3 notes, [the Class A-4] notes [and] [the Class B notes,] [and] [the Class C notes,] [and the Class D notes] will be the product of (i) the note balance of the related class of notes, (ii) the related interest rate and (iii) 30 (or, in the case of the first payment date, the number of days from and including the closing date to but excluding the [15]th day of the month in which the first payment date occurs (assuming a 30-day calendar month)), divided by 360.

Interest accrued but not paid on any payment date will be due on the next payment date, together with interest on that amount at the applicable interest rate (to the extent lawful). Interest payments on the notes will generally be made after the Servicing Fee has been paid, certain Advances and expenses have been reimbursed to the servicer. See “Security for the Notes—The Accounts—The Reserve Account” and “Distributions on the Notes” in this prospectus. A failure to pay the interest due on the notes of the controlling class on any payment date that continues unremedied for a period of five (5) Business Days or more, will result in an event of default. See “Description of the Indenture—Events of Default.”

Interest payments to the Class A notes will have the same priority and will be paid on a pro rata basis. Under some circumstances, the amount available for interest payments could be less than the amount of interest payable on the notes on any payment date, in which case the holders of the Class A notes will receive their ratable share (based upon the aggregate amount of interest due to that class of Class A notes) of the aggregate amount available to be distributed in respect of interest on the notes. [Interest payments on the Class B notes will be subordinated to interest payments and, in specified circumstances, principal payments, on the Class A notes.] [Interest payments on the Class C notes will be subordinated to interest payments and, in specified circumstances, principal payments, on the Class A notes and the Class B notes.] [Interest payments on the Class D notes will be subordinated to interest payments and, in specified circumstances, principal payments, on the Class A notes, the Class B notes and the Class C notes.]

The certificates will be subordinated to the notes so that, if other sources available to make payments of principal and interest on the notes are insufficient, amounts that otherwise would be distributed to the certificateholder generally will be available for that purpose, as more fully described under “The Notes—Principal” and “Distributions on the Notes” in this prospectus.

[Calculation of Floating Rate Interest]

[The floating rate notes will initially bear interest during each applicable Accrual Period at the benchmark rate plus the applicable spread set forth on the front cover of this prospectus. If the sum of the benchmark rate and the applicable spread set forth on the front cover of this prospectus is less than 0.00% for any Accrual Period, then the interest rate for the floating rate notes for such Accrual Period will be deemed to be 0.00%. The initial benchmark rate will be [SOFR-based rate].

The “calculation agent” will be [●]; provided, however, if [●], is unable or unwilling to act as the calculation agent, then the calculation agent will be the person (which may, for the avoidance of doubt, include the administrator) designated by the administrator to assume the duties of the calculation agent.

The “SOFR Rate” will be determined by the calculation agent for each Accrual Period on the second U.S. Government Securities Business Day before the first day of such Accrual Period (the “SOFR Adjustment Date”) as of 3:00 p.m. (New York time) on such U.S. Government Securities Business Day, at which time [Compounded SOFR][Term SOFR][30-day average SOFR] is published on the FRBNY’s Website (the “SOFR Determination Time”) and means, with respect to the Class A-2b notes as of any SOFR Adjustment Date, a rate equal to [Compounded SOFR][Term SOFR][30-day average SOFR]; provided, that, the administrator will have the right, in its sole discretion, to make applicable SOFR Adjustment Conforming Changes. For the purposes of computing interest on the Class A-2b notes prior to the occurrence of a Benchmark Transition Event and its related Benchmark Replacement Date, the following terms will have the following respective meanings:

[“Compounded SOFR” with respect to any U.S. Government Securities Business Day, means:

(1) the applicable compounded average of SOFR for a tenor of 30 days as published on such U.S. Government Securities Business Day at the SOFR Determination Time; or

(2) if the rate specified in (1) above does not so appear, the applicable compounded average of SOFR for a tenor of 30 days as published in respect of the first preceding U.S. Government Securities Business Day for which such rate appeared on the FRBNY’s Website.

The specific Compounded SOFR rate is referred to by its tenor. For example, “30-day Average SOFR” refers to the compounded average SOFR over a rolling 30-calendar day period as published on the FRBNY’s Website.]

[“30-day average SOFR” means the average daily SOFR rate for the preceding 30 calendar days to the FRBNY’s Website on any U.S. Government Securities Business Day, compounded daily on Business Days in accordance with each previous Business Day’s posting.]

[“Term SOFR” means the forward-looking term rate based on SOFR that is two U.S. Government Securities Business Days prior to the first day of the applicable interest period, as such rate is posted to FRBNY’s Website; provided, however, that if as of 5:00 p.m. New York City time, the forward-looking term rate has not been posted to FRBNY’s Website, then the Term SOFR will mean the forward-looking term rate based on SOFR that is on the first preceding U.S. Government Securities Business Day for which such rate was posted to FRBNY’s Website.]

“FRBNY” means the Federal Reserve Bank of New York.

“FRBNY’s Website” means the website of the FRBNY, currently at https://apps.newyorkfed.org/markets/autorates/sofr-avg-ind or at such other page as may replace such page on the FRBNY’s website.

“SOFR Adjustment Conforming Changes” means, with respect to any SOFR Rate, any technical, administrative or operational changes (including changes to the Accrual Period, timing and frequency of determining rates and making payments of interest, rounding of amounts or tenors, and other administrative matters) that the administrator decides, from time to time, may be appropriate to adjust such SOFR Rate in a manner substantially consistent with or conforming to market practice (or, if the administrator decides that adoption of any portion of such market practice is not administratively feasible or if the administrator determines that no market practice exists, in such other manner as the administrator determines is reasonably necessary).

“U.S. Government Securities Business Day” means any day except for a Saturday, a Sunday or a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

None of the owner trustee, the indenture trustee or the calculation agent will be liable for any inability, failure or delay on its part to perform any of its duties set forth in any of the Basic Documents as a result of the unavailability of SOFR Rate and absence of a designated replacement benchmark, including as a result of any inability, delay, error or inaccuracy on the part of any other transaction party, including without limitation the administrator, in providing any direction, instruction, notice or information required or contemplated by the terms of the Basic Documents and reasonably required for the performance of such duties.

All percentages resulting from any calculation on the Class A-2b notes will be rounded to the nearest one hundred-thousandth of a percentage point, with five-millionths of a percentage point rounded upwards (e.g., 9.8765445% (or 0.098765445) would be rounded to 9.87655% (or 0.0987655)), and all dollar amounts used in or resulting from that calculation on the Class A-2b notes will be rounded to the nearest cent (with one-half cent being rounded upwards).

Effect of Benchmark Transition Event

Notwithstanding the foregoing, if the administrator determines prior to the relevant Reference Time that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred prior to the determination of the then-current Benchmark, the Benchmark Replacement determined by the administrator will replace the then-current Benchmark for all purposes relating to the Class A-2b notes in respect of such determination on such date and all such determinations on all subsequent dates.

The administrator will deliver written notice to each hired agency, the relevant trustees, the paying agent and the calculation agent on any SOFR Adjustment Date if, as of the applicable Reference Time, the administrator has determined with respect to the related Accrual Period that there will be a change in the SOFR Rate or the terms related thereto since the immediately preceding SOFR Adjustment Date due to a determination by the administrator that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred.

The administrator will have the right to make SOFR Adjustment Conforming Changes and, in connection with the implementation of a Benchmark Replacement, Benchmark Replacement Conforming Changes, from time to time.

Any determination, decision or election that may be made by the administrator or any other person in connection with a Benchmark Transition Event, a Benchmark Replacement Conforming Change or a Benchmark Replacement as described above, including any determination with respect to administrative feasibility (whether due to technical, administrative or operational issues), a tenor, rate, an adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action or any selection, will be conclusive and binding absent manifest error, may be made in the administrator’s sole discretion, and, notwithstanding anything to the contrary in the Basic Documents, will become effective without the consent of any other person (including any noteholder). The holders of the Class A-2b notes will not have any right to approve or disapprove of these changes and will be deemed to have agreed to waive and release any and all claims relating to any such determinations. Notwithstanding anything to the contrary in the Basic Documents, none of the issuing entity, the owner trustee, the indenture trustee, the administrator, the calculation agent, the sponsor, the depositor or the servicer will have any liability for any action or inaction taken or refrained from being taken by it with respect to any Benchmark, Benchmark Transition Event, Benchmark Replacement Date, Benchmark Replacement, Unadjusted Benchmark Replacement, Benchmark Replacement Adjustment, Benchmark Replacement Conforming Changes or any other matters related to or arising in connection with the foregoing. Each noteholder and note owner, by its acceptance of a note or a beneficial interest in a note, will be deemed to waive and release any and all claims against the issuing entity, the owner trustee, the indenture trustee, the calculation agent, the administrator, the sponsor, the depositor and the servicer relating to any such determinations.

With respect to a Benchmark Transition Event, the following terms will have the following respective meanings:

“Benchmark” means, initially, the SOFR Rate; provided that, if the administrator determines prior to the relevant Reference Time that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred with respect to the SOFR Rate or the then-current Benchmark, then “Benchmark” means the applicable Benchmark Replacement.

“Benchmark Administrator” means, the administrator of the Benchmark.

“Benchmark Replacement” means the first alternative set forth in the order below that can be determined by the administrator as of the Benchmark Replacement Date:

(1) the sum of (a) the alternate rate of interest that has been selected or recommended by the Relevant Governmental Body as the replacement for the then-current Benchmark and (b) the Benchmark Replacement Adjustment;

(2) the sum of (a) the ISDA Fallback Rate and (b) the Benchmark Replacement Adjustment; or

(3) the sum of (a) the alternate rate of interest that has been selected by the administrator as the replacement for the then-current Benchmark giving due consideration to any industry-accepted rate of interest as a replacement for the then-current Benchmark for U.S. dollar-denominated floating rate securities at such time and (b) the Benchmark Replacement Adjustment.

“Benchmark Replacement Adjustment” means the first alternative set forth in the order below that can be determined by the administrator as of the Benchmark Replacement Date:

(1) the spread adjustment (which may be a positive or negative value or zero), or method for calculating or determining such spread adjustment, that has been selected or recommended by the Relevant Governmental Body for the applicable Unadjusted Benchmark Replacement;

(2) if the applicable Unadjusted Benchmark Replacement is equivalent to the ISDA Fallback Rate, the ISDA Fallback Adjustment; or

(3) the spread adjustment (which may be a positive or negative value or zero) that has been selected by the administrator giving due consideration to any industry-accepted spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of the then-current Benchmark with the applicable Unadjusted Benchmark Replacement for U.S. dollar-denominated floating rate securities at such time.

“Benchmark Replacement Conforming Changes” means, with respect to any Benchmark Replacement, any technical, administrative or operational changes (including changes to the Accrual Period, timing and frequency of determining rates and making payments of interest, rounding of amounts or tenors, and other administrative matters) that the administrator decides may be appropriate to reflect the adoption of such Benchmark Replacement in a manner substantially consistent with market practice (or, if the administrator decides that adoption of any portion of such market practice is not administratively feasible or if the administrator determines that no market practice for use of the Benchmark Replacement exists, in such other manner as the administrator determines is reasonably necessary).

“Benchmark Replacement Date” means the earliest to occur of the following events with respect to the then-current Benchmark (including the daily published component used in the calculation thereof):

(1) in the case of clause (1) or (2) of the definition of “Benchmark Transition Event,” the later of (a) the date of the public statement or publication of information referenced therein and (b) the date on which the Benchmark Administrator permanently or indefinitely ceases to provide the Benchmark (or such component); or

(2) in the case of clause (3) of the definition of “Benchmark Transition Event,” the date of the public statement or publication of information referenced therein.

For the avoidance of doubt, if the event that gives rise to the Benchmark Replacement Date occurs on the same day as, but earlier than, the Reference Time in respect of any determination, the Benchmark Replacement Date will be deemed to have occurred prior to the Reference Time for such determination.

“Benchmark Transition Event” means the occurrence of one or more of the following events with respect to the then-current Benchmark (including the daily published component used in the calculation thereof):

(1) a public statement or publication of information by or on behalf of the Benchmark Administrator (or such component) announcing that such Benchmark Administrator has ceased or will cease to provide the Benchmark (or such component), permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor Benchmark Administrator that will continue to provide the Benchmark (or such component); or

(2) a public statement or publication of information by the regulatory supervisor for the Benchmark Administrator (or such component), the central bank for the currency of the Benchmark (or such component), an insolvency official with jurisdiction over the Benchmark Administrator (or such component), a resolution authority with jurisdiction over the Benchmark Administrator (or such component) or a court or an entity with similar insolvency or resolution authority over the Benchmark Administrator, which states that the Benchmark Administrator (or such component) has ceased or will cease to provide the Benchmark (or such component) permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor Benchmark Administrator that will continue to provide the Benchmark (or such component); or

(3) a public statement or publication of information by the regulatory supervisor for the Benchmark Administrator announcing that the Benchmark is no longer representative.

“ISDA Definitions” means the 2006 ISDA Definitions published by the International Swaps and Derivatives Association, Inc. or any successor thereto, as amended or supplemented from time to time, or any successor definitional booklet for interest rate derivatives published from time to time.

“ISDA Fallback Adjustment” means the spread adjustment (which may be a positive or negative value or zero) that would apply for derivatives transactions referencing the ISDA Definitions to be determined upon the occurrence of an index cessation event with respect to the Benchmark.

“ISDA Fallback Rate” means the rate that would apply for derivatives transactions referencing the ISDA Definitions to be effective upon the occurrence of an index cessation date with respect to the Benchmark for the applicable tenor excluding the applicable ISDA Fallback Adjustment.

“Reference Time” means, with respect to any setting of the then-current Benchmark, the time determined by the administrator.

“Relevant Governmental Body” means the Federal Reserve Board and/or the FRBNY, or a committee officially endorsed or convened by the Federal Reserve Board and/or the FRBNY or any successor thereto.

“Unadjusted Benchmark Replacement” means the Benchmark Replacement excluding the Benchmark Replacement Adjustment.

For the avoidance of doubt: (a) in no event will (i) the calculation agent be responsible for determining the SOFR Rate or any substitute for SOFR if such rate does not appear on the FRBNY’s Website or on a comparable system as is customarily used to quote SOFR or such substitute for SOFR, (ii) the indenture trustee, the paying agent and the owner trustee be responsible for determining the SOFR Rate or any substitute for SOFR or (iii) the indenture trustee, the calculation agent, the paying agent and the owner trustee be responsible for making any decision or election in connection with a Benchmark Transition Event or a Benchmark Replacement as described above, including any determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event and (b) in connection with any of the matters referenced in clause (a) of this sentence, the indenture trustee, the calculation agent, the paying agent and the owner trustee will be entitled to conclusively rely on any determinations made by the administrator (on behalf of the issuing entity), as applicable, in regards to such matters and will have no liability for such actions taken at the direction of the administrator (on behalf of the issuing entity).

The indenture trustee, the paying agent, the calculation agent, and the owner trustee will be under no obligation (i) to monitor, determine or verify the availability, unavailability or cessation of SOFR (or other applicable Benchmark), or whether or when there has occurred, or to give notice to any other transaction party of the occurrence of, any Benchmark Transition Event or Benchmark Replacement Date, (ii) to select, determine or designate any Benchmark Replacement, or other successor or replacement benchmark index, or whether any conditions to the designation of such a rate have been satisfied, (iii) to select, determine or designate any Benchmark Replacement Adjustment or Unadjusted Benchmark Replacement, or other modifier to any replacement or successor index, or (iv) to determine whether or what SOFR Adjustment Conforming Changes or Benchmark Replacement Conforming Changes are necessary or advisable, if any, in connection with any of the foregoing.

The indenture trustee, the paying agent, the calculation agent and the owner trustee will not be liable for any inability, failure or delay on its part to perform any of its duties set forth in the Indenture and the other Basic Documents as a result of the unavailability of SOFR (or other applicable Benchmark) and the absence of a designated Benchmark Replacement, including as a result of any inability, delay, error or inaccuracy on the part of any other transaction party, including without limitation, the servicer or the administrator (on behalf of the issuing entity), in providing any direction, instruction, notice or information required or contemplated by the terms of the Indenture and the other Basic Documents and reasonably required for the performance of such duties.

For notes in book-entry form, interest on each note will be paid to noteholders of record of the notes as of the Business Day immediately preceding the payment date. For notes in definitive form, interest on each note will be paid to noteholders of record of the notes as of the close of business on the last Business Day of the calendar month preceding the related payment date. The final interest payment on each class of notes is due on the earlier of (a) the payment date (including any redemption date) on which the note balance of that class of notes is reduced to zero or (b) the applicable Final Scheduled Payment Date for that class of notes.]

[Interest Rate Cap Agreement(s)]

[On the closing date, for each class of floating rate notes, if any, the issuing entity will enter into an “Interest Rate Cap Agreement” with [●], as cap provider (the “cap provider”), consisting of a long-form confirmation or the ISDA Master Agreement, the schedule thereto, the credit support annex thereto, if applicable, and a confirmation for such class of floating rate notes, to hedge the floating interest rate risk on such class of floating rate notes. All terms of the Interest Rate Cap Agreement(s) will, as of the closing date, be acceptable to each hired rating agency. Under each Interest Rate Cap Agreement, the issuing entity will pay an upfront premium to the cap provider and, if [SOFR-based rate] related to any payment date exceeds the Cap Rate, the cap provider will pay to the issuing entity the “Cap Receipt,” an amount equal to the product of:

1.	[SOFR-based rate] for the related payment date minus the Cap Rate;

2.

the aggregate notional amount on the Interest Rate Cap Agreement(s), [which will equal the aggregate outstanding principal amount of the Class A-[●] notes on the first day of the Accrual Period related to such payment date]; and

3.

a fraction, the numerator of which is the actual number of days elapsed from and including the previous payment date, to but excluding the current payment date, or with respect to the first payment date, from and including the closing date, to but excluding the first payment date, and the denominator of which is [360][365].

[Based on a reasonable good faith estimate of maximum probable exposure, the “significance percentage,” as defined in Regulation AB, of the Interest Rate Cap Agreement(s) is less than 10%].

Among other things, an event of default under each Interest Rate Cap Agreement includes:

•	failure of the cap provider to make payments due under such Interest Rate Cap Agreement;

•	the occurrence of certain bankruptcy and insolvency events of the cap provider or of the issuing entity;

•	any breach of such Interest Rate Cap Agreement or related agreements by the cap provider;

•	misrepresentation by the cap provider; or

•	merger by the cap provider without assumption of its obligations under such Interest Rate Cap Agreement.

Among other things, a termination event under each Interest Rate Cap Agreement includes:

•	illegality of the transactions contemplated by such Interest Rate Cap Agreement;

•

failure of the cap provider to provide the financial information required by Regulation AB and other requested information or to post eligible collateral or assign such Interest Rate Cap Agreement to an eligible counterparty that is able to provide the information;

•

certain tax events that would affect the ability of the cap provider to make payments without withholding taxes therefrom to the issuing entity, that occur because of a change in tax law, an action by a court or taxing authority or a merger or consolidation of the cap provider;

•	a merger or consolidation of the cap provider into an entity with materially weaker creditworthiness; or

•

failure of the cap provider (or its credit support provider, if any) to maintain its credit rating at certain levels required by such Interest Rate Cap Agreement, which failure may not constitute a termination event if the cap provider maintains certain minimum credit ratings and, among other things, as provided under such Interest Rate Cap Agreement: (i) at its own expense obtains an unconditional guarantee or similar assurance from a guarantor with the appropriate credit rating, along with a legal opinion regarding the guarantee; (ii) posts collateral; and/or (iii) assigns its rights and obligations under such Interest Rate Cap Agreement to a substitute cap provider that satisfies the eligibility criteria set forth in such Interest Rate Cap Agreement.

Upon the occurrence of any event of default or termination event specified in an Interest Rate Cap Agreement, the non-defaulting or non-affected party may elect to terminate the Interest Rate Cap Agreement. If an Interest Rate Cap Agreement is terminated due to an event of default or a termination event or if the notional amount is reduced to match the principal amount of the notes, a Cap Termination Payment under an Interest Rate Cap Agreement may be due to the issuing entity by the cap provider. The amount of any Cap Termination Payment may be based on the actual cost or market quotations of the cost of entering into a similar cap transaction or such other methods as may be required under the Interest Rate Cap Agreement, in each case in accordance with the procedures set forth in the Interest Rate Cap Agreement. Any Cap Termination Payment could be substantial.

For purposes of this prospectus, the following terms will have the following meanings:

“Cap Rate” means [●]%.

“Cap Termination Payment” means payments due to the issuing entity by the cap provider under an Interest Rate Cap Agreement, including interest that may accrue thereon, due to a termination of such Interest Rate Cap Agreement due to an “event of default” or “termination event” under such Interest Rate Cap Agreement.

“Cap Termination Payment Account” means an Eligible Account held in the United States in the name of the indenture trustee which shall be held in trust for the benefit of the noteholders pursuant to the Indenture.

“Eligible Account” means an account maintained with a depository institution or trust company (i) (a) the short-term unsecured debt obligations of which have the highest short-term rating category by each hired rating agency (excluding any “+” signs associated with such rating), or (b) have a long-term unsecured debt rating acceptable to each hired rating agency and corporate trust powers, and (ii) that is maintained in a segregated trust account in the corporate trust department of such depository institution or trust company.]

[Interest Rate Swap Agreement(s)]

[On the closing date, for each class of floating rate notes, if any, the issuing entity will enter into an “Interest Rate Swap Agreement” with [●], as swap counterparty (the “swap counterparty”), consisting of the ISDA Master Agreement, the schedule thereto, the credit support annex thereto, if applicable, and a confirmation for such class of floating rate notes, to hedge the floating interest rate risk on such class of floating rate notes. All terms of the Interest Rate Swap Agreement(s) will, as of the closing date, be acceptable to each hired rating agency. Each Interest Rate Swap Agreement will have an initial notional amount equal to the initial principal amount of the related class of floating rate notes on the closing date and will decrease by the amount of any principal payments on such class of floating rate notes. The notional amount of an Interest Rate Swap Agreement will be equal to the outstanding principal amount of the related class of floating rate notes. [Based on a reasonable good faith estimate of maximum probable exposure, the “significance percentage,” as defined in Regulation AB, as amended, of the Interest Rate Swap Agreement(s) is less than 10%].

In general, in respect of each Interest Rate Swap Agreement for a class of floating rate notes, if any, on each payment date, the issuing entity will be obligated to pay the swap counterparty a fixed rate payment based on a specified per annum fixed rate times the notional amount of such Interest Rate Swap Agreement for such class of floating rate notes (which will equal the then outstanding principal amount of the related class of floating rate notes), and the swap counterparty will be obligated to pay a floating rate payment based on [SOFR-based rate] times the same notional amount. Payments due by each of the issuing entity and the swap counterparty under any Interest Rate Swap Agreement (other than Swap Termination Payments) will be exchanged on a net basis for such Interest Rate Swap Agreement. The payment obligations of the issuing entity to the swap counterparty under the Interest Rate Swap Agreement(s) are secured under the Indenture by the same lien in favor of the indenture trustee that secures payments to the noteholders. A Net Swap Payment made by the issuing entity ranks higher in priority than all payments on the notes.

Among other things, an event of default under each Interest Rate Swap Agreement includes:

•	failure to make payments due under such Interest Rate Swap Agreement;

•	the occurrence of certain bankruptcy events of the issuing entity or bankruptcy and insolvency events of the swap counterparty;

•	any breach of such Interest Rate Swap Agreement or related agreements by the swap counterparty;

•	misrepresentation by the swap counterparty; or

•	merger by the swap counterparty without assumption of its obligations under such Interest Rate Swap Agreement.

Among other things, a termination event under each Interest Rate Swap Agreement includes:

•	illegality of the transactions contemplated by such Interest Rate Swap Agreement;

•	any acceleration of the notes following an Event of Default under the Indenture;

•

failure of the swap counterparty to provide the financial information required by Regulation AB and other requested information or to post eligible collateral or assign such Interest Rate Swap Agreement to an eligible counterparty that is able to provide the information;

•

certain tax events that would affect the ability of the swap counterparty to make payments without withholding taxes therefrom to the issuing entity, that occur because of a change in tax law, an action by a court or taxing authority or a merger or consolidation of the swap counterparty;

•	a merger or consolidation of the swap counterparty into an entity with materially weaker creditworthiness; or

•

failure of the swap counterparty (or its credit support provider, if any) to maintain its credit rating at certain levels required by such Interest Rate Swap Agreement, which failure may not constitute a termination event if the swap counterparty maintains certain minimum credit ratings and, among other things, as provided under such Interest Rate Swap Agreement: (i) at its own expense obtains an unconditional guarantee or similar assurance from a guarantor with the appropriate credit rating, along with a legal opinion regarding the guarantee; (ii) posts collateral; and/or (iii) assigns its rights and obligations under such Interest Rate Swap Agreement to a substitute swap counterparty that satisfies the eligibility criteria set forth in such Interest Rate Swap Agreement.

Upon the occurrence of any event of default or termination event specified in an Interest Rate Swap Agreement, the non-defaulting or non-affected party may elect to terminate the Interest Rate Swap Agreement. If an Interest Rate Swap Agreement is terminated due to an event of default or a termination event or if the notional amount is reduced to match the principal amount of the notes, a Swap Termination Payment under an Interest Rate Swap Agreement may be due to the swap counterparty by the issuing entity out of Available Amounts or may be due to the issuing entity by the swap counterparty. The amount of any Swap Termination Payment may be based on the actual cost or market quotations of the cost of entering into a similar swap transaction or such other methods as may be required under the Interest Rate Swap Agreement, in each case in accordance with the procedures set forth in the Interest Rate Swap Agreement. Any Swap Termination Payment could be substantial.

For purposes of this prospectus, the following terms will have the following meanings:

“Eligible Account” means an account maintained with a depository institution or trust company (i) (a) the short-term unsecured debt obligations of which have the highest short-term rating category by each hired rating agency (excluding any “+” signs associated with such rating), or (b) have a long-term unsecured debt rating acceptable to each hired rating agency and corporate trust powers, and (ii) that is maintained in a segregated trust account in the corporate trust department of such depository institution or trust company.

“Net Swap Payment” means for each Interest Rate Swap Agreement, if any, the net amounts owed by the issuing entity to the swap counterparty, if any, on any payment date (including any prior unpaid Net Swap Payments and any accrued interest thereon under the applicable Interest Rate Swap Agreement), excluding Swap Termination Payments.

“Net Swap Receipts” means for each Interest Rate Swap Agreement, if any, the net amounts owed by the swap counterparty to the issuing entity, if any, on any payment date under such Interest Rate Swap Agreement, excluding any Swap Termination Payments.

“Senior Swap Termination Payment” means any Swap Termination Payment owed by the issuing entity to the swap counterparty under an Interest Rate Swap Agreement that is not a Subordinated Swap Termination Payment.

“Subordinated Swap Termination Payment” means any Swap Termination Payment owed by the issuing entity to the swap counterparty under an Interest Rate Swap Agreement following an “event of default” or a “termination event” where the swap counterparty is the “defaulting party” or sole “affected party” (other than with respect to “illegality” or a “tax event”), as each such term is defined in such Interest Rate Swap Agreement.

“Swap Termination Payment” means a payment due to the swap counterparty by the issuing entity or to the issuing entity by the swap counterparty under an Interest Rate Swap Agreement, including interest that may accrue thereon, due to a termination of such Interest Rate Swap Agreement due to an “event of default” or “termination event” under such Interest Rate Swap Agreement.

“Swap Termination Payment Account” means an Eligible Account held in the United States in the name of the indenture trustee, which shall be held in trust for the benefit of the noteholders and the swap counterparty pursuant to the Indenture.]

[The indenture trustee will promptly, on the date of receipt, deposit all Net Swap Receipts, if any, received by it into and, transfer the amounts on deposit, if any, in the Swap Termination Payment Account, if any, to the Series Collection Account. The servicer will promptly, on the date of receipt, deposit all Net Swap Receipts received by it, if any, into the Series Collection Account.]

Principal

With respect to the allocation of principal to the notes as outlined in this prospectus, the following terms will have the following respective meanings:

“First Allocation of Principal” means, for any payment date, an amount not less than zero equal to the excess, if any, of (a) the note balance of the Class A notes as of such payment date (before giving effect to any principal payments made on the Class A notes on such payment date) over (b) the Aggregate Securitization Value as of the last day of the related Collection Period; provided, however, that the First Allocation of Principal on and after the final scheduled payment date for any class of Class A notes will not be less than the amount that is necessary to reduce the note balance of that class of Class A notes to zero.

[“Second Allocation of Principal” means, for any payment date, an amount not less than zero equal to (1) the excess, if any, of (a) the note balance of the Class A notes and the Class B notes as of such payment date (before giving effect to any principal payments made on the Class A notes and the Class B notes on such payment date) over (b) the Aggregate Securitization Value as of the last day of the related Collection Period minus (2) the First Allocation of Principal for that payment date; provided, however, that the Second Allocation of Principal on and after the final scheduled payment date for any class of Class B notes will not be less than the amount that is necessary to reduce the note balance of that class of Class B notes to zero (after the application of the First Allocation of Principal).]

[“Third Allocation of Principal” means, for any payment date, an amount not less than zero equal to (1) the excess, if any, of (a) the note balance of the Class A notes, the Class B notes and the Class C notes as of such payment date (before giving effect to any principal payments made on the Class A notes, the Class B notes and the Class C notes on such payment date) over (b) the Aggregate Securitization Value as of the last day of the related Collection Period minus (2) the sum of the First Allocation of Principal and the Second Allocation of Principal for that payment date; provided, however, that the Third Allocation of Principal on and after the final scheduled payment date for any class of Class C notes will not be less than the amount that is necessary to reduce the note balance of that class of Class C notes to zero (after the application of the First Allocation of Principal and the Second Allocation of Principal).]

[“Fourth Allocation of Principal” means, for any payment date, an amount not less than zero equal to (1) the excess, if any, of (a) the note balance of the Class A notes, the Class B notes, the Class C Notes and the Class D notes as of such payment date (before giving effect to any principal payments made on the Class A notes, the Class B notes, the Class C Notes and the Class D notes on such payment date) over (b) the Aggregate Securitization Value as of the last day of the related Collection Period minus (2) the sum of the First Allocation of Principal, the Second Allocation of Principal and the Third Allocation of Principal for that payment date; provided, however, that the Fourth Allocation of Principal on and after the final scheduled payment date for any class of Class D notes will not be less than the amount that is necessary to reduce the note balance of that class of Class D notes to zero (after the application of the First Allocation of Principal, the Second Allocation of Principal and the Third Allocation of Principal).]

“Regular Allocation of Principal” means, for any payment date, an amount not less than zero equal to the lesser of (a) the excess of (i) the sum of (A) the Aggregate Securitization Value as of the first day of the related Collection Period minus the Aggregate Securitization Value as of the last day of the related Collection Period plus (B) any noteholders’ principal carryover shortfall for such payment date, if any, over (ii) [the sum of ] the First Allocation of Principal [, the Second Allocation of Principal, [and] the Third Allocation of Principal and the Fourth Allocation of Principal] for such payment date, if any, and (b)(i) the outstanding note balance of the notes minus (ii) [the sum of ] the First Allocation of Principal [, the Second Allocation of Principal, [and] the Third Allocation of Principal and the Fourth Allocation of Principal] for such payment date; provided, that if the sum of the amounts in the reserve account and the remaining available funds after the payments under clauses (i) through [(xvi)] of the priority of payments under “—Deposits to the Distribution Accounts; Priority of Payments” in this prospectus would be sufficient to pay in full the aggregate unpaid note balance of all of the outstanding notes and the servicer has so specified in the payment date certificate, then the Regular Allocation of Principal for such payment date shall equal the note balance less [the sum of ] the First Allocation of Principal [, the Second Allocation of Principal, [and] the Third Allocation of Principal and the Fourth Allocation of Principal]; provided, further, that the Regular Allocation of Principal on and after the final scheduled payment date for the Class [B][C][D] notes will not be less than the amount that is necessary to reduce the note balance of the Class [B][C][D] notes to zero.

“Noteholders’ Principal Carryover Shortfall” means, for any payment date, the excess, if any, of the Regular Allocation of Principal for the preceding payment date over the amount in respect of principal that is actually paid as principal on the notes on such payment date.

“Collection Period” means, with respect to any payment date, the calendar month immediately preceding the month in which such payment date occurs.

[Revolving Period. Principal payments will not be made on the notes during the revolving period. If an Early Amortization Event occurs, the revolving period will end and noteholders will receive payments of principal earlier than expected. See “The Revolving Period” in this prospectus.]

[Amortization Period.] On each payment date, unless the maturity of the notes has been accelerated following an Event of Default, principal payments will be made sequentially so that no principal will be paid on any class of notes until each class of notes with a lower numerical designation has been paid in full. Thus, no principal will be paid on the Class A-2 notes [(pro rata among the Class A-2a notes and the Class A-2b notes)] until the principal of the Class A-1 notes has been paid in full, no principal will be paid on the Class A-3 notes until the principal of the Class A-1 notes and the Class A-2 notes has been paid in full, [no principal will be paid on the Class A-4 notes until the principal of the Class A-1 notes, the Class A-2 notes and the Class A-3 notes has been paid in full] [and] [no principal will be paid on the Class B notes until the principal of the Class A-1 notes, the Class A-2 notes, the Class A-3 notes and the Class A-4 notes has been paid in full] [and] [no principal will be paid on the Class C notes until the principal of the Class A-1 notes, the Class A-2 notes, the Class A-3 notes, [the Class A-4 notes] and the Class B notes has been paid in full] [and] [no principal will be paid on the Class D notes until the principal of the Class A-1 notes, the Class A-2 notes, the Class A-3 notes, [the Class A-4 notes,] the Class B notes and the Class C notes has been paid in full]. [In addition, any amounts remaining on deposit in the pre-funding account (excluding investment earnings) that have not been used to purchase subsequent receivables by the end of the funding period will be used to prepay the principal of the notes as described under “The Leases—Criteria Applicable to the Selection of Additional Leases During the [Funding Period][Revolving Period].”]

The “Class A-1 note balance” will equal the initial Class A-1 note balance reduced by all payments of principal made on or prior to such payment date on the Class A-1 notes.

The “Class A-2[a] note balance” will equal the initial Class A-2[a] note balance reduced by all payments of principal made on or prior to such payment date on the Class A-2[a] notes.

[The “Class A-2b note balance” will equal the initial Class A-2b note balance reduced by all payments of principal made on or prior to such payment date on the Class A-2b notes.]

The “Class A-3 note balance” will equal the initial Class A-3 note balance reduced by all payments of principal made on or prior to such payment date on the Class A-3 notes.

[The “Class A-4 note balance” will equal the initial Class A-4 note balance reduced by all payments of principal made on or prior to such payment date on the Class A-4 notes.]

[The “Class B note balance” will equal the initial Class B note balance reduced by all payments of principal made on or prior to such payment date on the Class B notes.]

[The “Class C note balance” will equal the initial Class C note balance reduced by all payments of principal made on or prior to such payment date on the Class C notes.]

[The “Class D note balance” will equal the initial Class D note balance reduced by all payments of principal made on or prior to such payment date on the Class D notes.]

On any payment date, the “note balance” will equal the sum of the Class A-1 note balance, the Class A-2[a] note balance, [the Class A-2b note balance,] the Class A-3 note balance, [the Class A-4 note balance] [and] [the Class B note balance] [and] [the Class C note balance] [and] [the Class D note balance].

On each payment date after the maturity of the notes has been accelerated following an Event of Default, principal will be allocated first to the Class A-1 notes, until they have been paid in full, second, pro rata among all other classes of the notes until they have been paid in full, and third, to the certificates. See “Distributions on the Notes” and “Description of the Indenture—Events of Default” in this prospectus.

To the extent not previously paid prior to such dates, the outstanding principal amount of each class of notes will be payable in full on the payment date in the months specified below (each, a “Final Scheduled Payment Date”):

•	for the Class A-1 notes, [●] 20[●],

•	for the Class A-2[a] notes [and the Class A-2b notes], [●] 20[●], [and]

•	for the Class A-3 notes, [●] 20[●][.][, and]

•	[for the Class A-4 notes, [●] 20[●][.][,and]]

•	[for the Class B notes, [●] 20[●][.][,and]]

•	[for the Class C notes, [●] 20[●][.][,and]]

•	[for the Class D notes, [●] 20[●].]

The actual date on which the outstanding principal amount of any class of notes is paid may be later or significantly earlier than its Final Scheduled Payment Date based on a variety of factors, including the factors described under “Weighted Average Life of the Notes” and “Maturity and Prepayment Considerations” in this prospectus.

Bankruptcy Provisions

Each of the parties to the Basic Documents, and each noteholder, by accepting the note or beneficial interests in the notes, will covenant and agree that prior to the date that is one year and one day after the date upon which all obligations under the related Securitized Financing (as defined below) have been paid in full, it will not institute against, or join any other person instituting against the depositor, the titling company[, NILT LLC], the issuing entity and any other special purpose entity that is an affiliate of the depositor[, NILT LLC] or any bankruptcy, reorganization, arrangement, insolvency or liquidation proceeding or other proceeding under any federal or state bankruptcy or similar law. A “Securitized Financing” is (i) any financing transaction undertaken by the depositor or the titling company, or any of their affiliates, that is secured directly or indirectly, by any assets of the titling company or the Unallocated Assets Series, an Other Series or any interest therein and any financing undertaken in connection with the issuance, pledge or assignment of the Unallocated Assets Series or an Other Series, (ii) any sale, lease or other transfer by the depositor, or the titling company, or any of their affiliates, of an interest in the Unallocated Assets Series or an Other Series, or (iii) any other asset securitization, secured loan or similar transaction including assets of the titling company or any interest in such assets or the titling company.

Notes Owned by the Issuing Entity, the Depositor, the Servicer and their Affiliates

In general, except as otherwise described in this prospectus and the Basic Documents, any notes owned by the issuing entity, the depositor, the servicer or any of their respective affiliates will be entitled to benefits under the Basic Documents equally and proportionately to the benefits afforded other owners of the notes. However, such notes will not be considered outstanding for voting purposes unless the issuing entity, the depositor, the servicer or any of their respective affiliates, either individually or collectively constitute all the owners of all the notes outstanding. See “The Issuing Entity,” “Description of the Trust Agreement—Restrictions on Actions by Owner Trustee,” “—Resignation and Removal of the Owner Trustee,” and “Description of the Servicing Agreement—Removal or Replacement of the Servicer” in this prospectus.

DESCRIPTION OF THE CERTIFICATES

General

The certificates will be issued under the Trust Agreement in definitive form. Payments on the certificates will be subordinated to payments on the notes. The certificates will not bear interest.

Principal

Payments will be made to the certificateholders on each payment date in the priority and in the amount set forth under “Distributions on the Notes” in this prospectus. No payment will be made to the certificateholders on any payment date until all principal of and interest on the notes that is due and payable on that payment date has been paid in full. See “The Notes—Principal” in this prospectus.

SECURITY FOR THE NOTES

General

On the closing date, the issuing entity will pledge the 20[●]-[●] Series certificate, the Reserve Account and the other property of the issuing entity [(including its rights under the Interest Rate [Cap][Swap] Agreement)] to the indenture trustee for the benefit of the noteholders [and the swap counterparty] to secure the issuing entity’s obligations under the notes [and to the swap counterparty under the Interest Rate Swap Agreement]. See “The Issuing Entity—Property of the Issuing Entity” in this prospectus.

The Accounts

The Series Collection Account

On or prior to the closing date, the servicer will establish a trust account in the name of the indenture trustee until the principal amount of the notes has been reduced to zero, and thereafter, in the name of the issuing entity, for the benefit of the holders of interests in the 20[●]-[●] Series, into which Collections on or in respect of the leases and the leased vehicles, and other payments received will generally be deposited (the “Series Collection Account”) within two Business Days after identification unless the Monthly Remittance Condition is met. As of the closing date, the Monthly Remittance Condition will [not] be met. In addition, the servicer may, pursuant to the Servicing Supplement, elect to deduct Reimbursable Expenses prior to depositing amounts distributable to the issuing entity into the Series Collection Account.

“Reimbursable Expenses” means, with respect to each lease or leased vehicle allocated to, and associated with, the 20[●]-[●] Series, the costs or expenses incurred by the servicer (including a legal proceeding to repossess the leased vehicle) to protect or otherwise enforce the interests of the titling company or the holder of the 20[●]-[●] Series Certificate in that lease or leased vehicle. See “Description of the Servicing Agreement—Servicing Compensation” in this prospectus.

On each Deposit Date, the following additional amounts, if any, in respect of the related Collection Period and payment date will be deposited into the Series Collection Account: Advances made by the servicer and, in the case of an Optional Purchase, the Optional Purchase Price. See “Description of the Servicing Agreement—Collections” in this prospectus.

On each payment date, pursuant to instructions from the servicer, the indenture trustee will transmit or will cause to be transmitted the sum of all Available Funds from the Series Collection Account for the related Collection Period in the amounts and in the priority, and to such accounts as set forth under “Distributions on the Notes” in this prospectus.

Unless the servicer elects to deduct Reimbursable Expenses as described above in “—The Series Collection Account,” if, on any date, the servicer supplies the titling company and the indenture trustee with an officer’s certificate setting forth the calculations for Reimbursable Expenses, the titling company will remit to the servicer, without interest and before any other distribution from the Series Collection Account on that date, monies from the Series Collection Account representing such Reimbursable Expenses.

The Reserve Account

On or before the closing date the servicer, on behalf of the issuing entity will establish a trust account in the name of the indenture trustee (the “Reserve Account”). The Reserve Account will be established to provide additional security for payments on the notes [and payments due to the swap counterparty, if any]. On each payment date, amounts on deposit in the Reserve Account, together with Available Funds, will be available to make certain distributions, as described under “Distributions on the Notes” in this prospectus.

The Reserve Account initially will be funded by a deposit therein of an amount equal to at least $[●], which represents at least approximately [●]% of the Aggregate Securitization Value of the pool of leases and the related leased vehicles as of the cutoff date, and the amounts on deposit in the Reserve Account will be pledged to the indenture trustee for the benefit of the noteholders[,] [and] the certificateholders [and the swap counterparty, if any]. The Reserve Account will thereafter be funded by the deposit therein of the amount remaining in the Series Collection Account after the payments in clauses (a) through ([e]) under “Distributions on the Notes—Deposits to the Distribution Accounts; Priority of Payments” have been made on such payment date (the “Excess Amounts”), if any, to the extent necessary to cause the amount on deposit in the Reserve Account to equal the Reserve Account Requirement.

The “Reserve Account Requirement” will be (i) on each payment date on or prior to the payment in full of the Class A-2 notes, at least [●]% of the Aggregate Securitization Value of the pool of leases and the related leased vehicles as of the cutoff date and (ii) on each payment date following the payment in full of the Class A-2 notes, at least [●]% of the Aggregate Securitization Value of the pool of leases and the related leased vehicles as of the cutoff date; provided, however, that on any payment date (after taking into account all distributions from the Series Collection Account on such date) on which the note balance is zero, the Reserve Account Requirement will be an amount equal to $0.

[The Pre-Funding Account]

[On the closing date, $[●] will be deposited from the proceeds of the sale of the notes into the pre-funding account which will be included in the issuing entity property. The amount deposited from the proceeds of the sale of the notes into the pre-funding account is not more than 25% of the proceeds of the offering and represents [●]% of the initial aggregate Securitization Value (including the expected aggregate Securitization Value of the subsequent leases). In order to acquire subsequent beneficial interest in additional leases on a Funding Date, certain conditions precedent must be satisfied and the subsequent leases and leased vehicles must satisfy the same eligibility criteria as the leases must meet certain eligibility criteria as described in “The Leases—Criteria Applicable to the Selection of Additional Leases During the [Funding Period][Revolving Period]” in this prospectus. The amount of funds withdrawn from the pre-funding account for the acquisition of subsequent leases and leased vehicles on a Funding Date will be equal to [●] with respect to such subsequent leases and leased vehicles. The underwriting criteria for subsequent leases and leased vehicles are substantially the same as those for the initial leases and leased vehicles and thus it is expected that the characteristics of the subsequent leases and leased vehicles acquired through the pre-funding account will not vary materially from the characteristics of the lease pool on the closing date.

On the first payment date following the termination of the Funding Period, the indenture trustee will withdraw any remaining funds on deposit in the pre-funding account (excluding investment earnings or income) and pay those remaining funds to the noteholders in sequential order of priority beginning with the Class A-1 notes, if the aggregate of those amounts is $100,000 or less. If the remaining funds in the pre-funding account exceed $100,000, the funds will be paid ratably to the Class A noteholders, until the Class A notes are paid in full[[,] [and] then to the Class B noteholders, until the Class B notes are paid in full] [[,] [and] then to the Class C noteholders, until the Class C notes are paid in full] [and then to the Class D noteholders, until the Class D notes are paid in full].

Amounts on deposit in the pre-funding account will be invested by the indenture trustee at the direction of the servicer in permitted investments and investment earnings therefrom will be deposited into the collection account as Available Funds on each payment date. Permitted investments are generally limited to obligations or securities that mature on or before the next payment date. However, if the Rating Agency Condition is satisfied, funds in the pre-funding account may be invested in investments that will not mature prior to the next payment date with respect to such notes and which meet other investment criteria.

In connection with each purchase of subsequent leases, officers on behalf of the servicer, the seller and the issuing entity will certify that the requirements summarized above are met with regard to that pre-funding. No person (other than the servicer, the seller and the issuing entity) will provide independent verification of that certification.]

The Distribution Accounts

On or before the closing date, (a) the depositor, on behalf of the issuing entity, will establish a trust account in the name of the indenture trustee for the benefit of the noteholders [and for the swap counterparty], into which amounts released from the Series Collection Account and, when necessary, from the Reserve Account, for distribution to the noteholders will be deposited and from which all distributions to the noteholders will be made (the “Note Distribution Account” and together with the Series Collection Account and the Reserve Account, collectively, the “Accounts”), and (b) the owner trustee, at the direction of the depositor, will establish a trust account in the name of the owner trustee on behalf of the certificateholder, into which amounts released from the Series Collection Account and, when necessary, from the Reserve Account, for distribution to the certificateholder will be deposited and from which all distributions to the certificateholder will be made (the “Certificate Distribution Account” and, together with the Note Distribution Account, the “Distribution Accounts”). For further information regarding these deposits and payments, you should refer to “—The Series Collection Account” and “—The Reserve Account” in this prospectus.

On or before each payment date, (a) the indenture trustee will deposit or cause to be deposited from the Series Collection Account and (b) the indenture trustee will deposit or cause to be deposited from the Reserve Account, if necessary, the amounts allocable to the noteholders and the certificateholder, as set forth in “Distributions on the Notes” in this prospectus for the related payment date in the Note Distribution Account and the Certificate Distribution Account, respectively. On each payment date, the trustees will distribute the allocated amounts for the related Collection Period to the securityholders.

Maintenance of the Accounts

The Accounts and the Certificate Distribution Account generally will be maintained with the account bank, the indenture trustee or the owner trustee, as the case may be, so long as the account bank, the indenture trustee or the owner trustee, as the case may be, is a depository institution or trust company acceptable to each hired rating agency and with corporate trust powers and the related Account or Certificate Distribution Account, as the case may be, is maintained as a segregated trust account by the account bank, indenture trustee or the owner trustee, as the case may be. Each of the Accounts and the Certificate Distribution Account will be segregated trust accounts. If the account bank at any time does not meet the requirements of each hired rating agency, or if the servicer notifies the account bank and the indenture trustee that an Account should be moved, the servicer will, with the assistance of the account bank and the indenture trustee, as necessary, cause the related Account to be moved to a depository institution or trust company organized under the laws of the United States or any constituent state of the United States that meets the requirements of each hired rating agency. If the owner trustee, or such other party holding the Certificate Distribution Account does not meet the requirements of each hired rating agency, or if a majority of certificateholders notify the owner trustee that the Certificate Distribution Account should be moved, the owner trustee, or the depositor on behalf of the owner trustee, if the Certificate Distribution Account is not then held by the owner trustee or an affiliate thereof, will establish a new account at a depository institution or trust company that meets the requirements of each hired rating agency and move any funds.

On the payment date on which all of the notes have been paid in full and following payment of any remaining obligations of the issuing entity under the Basic Documents, any amounts remaining on deposit in the Accounts — after giving effect to all withdrawals therefrom and deposits thereto in respect of that payment date [(and taking into account any payments due to the swap counterparty, if any)]) — will be paid to the holder of the certificates.

Permitted Investments

When funds are deposited in (a) the Series Collection Account [,][and] (b) the Reserve Account [and (c) the [Cap][Swap] Termination Payment Account], they will be invested at the direction of the servicer in one or more Permitted Investments. “Permitted Investments” will be limited to highly rated obligations or obligations backed by the full faith and credit of the U.S. government, certificates of deposit fully insured by the Federal Deposit Insurance Corporation, and instruments or securities that meet the criteria of each hired rating agency from time to time as being consistent with its then-current ratings of the notes which mature no later than the Business Day prior to the date on which such funds are required to be available for application pursuant to the Basic Documents. On each payment date, all net income or other gain from the investment of funds on deposit in the Reserve Account and the Series Collection Account in respect of the related Collection Period will be deposited into the Reserve Account or the Series Collection Account, as applicable, and thereafter paid to the servicer on any Business Day on or after which such amount is deposited in such account.

DISTRIBUTIONS ON THE NOTES

As more fully described under “The 20[●]-[●] Series” in this prospectus, the 20[●]-[●] Series Certificate will evidence an interest in the 20[●]-[●] Series Assets. Leases and related leased vehicles having an Aggregate Securitization Value as of the [statistical] cutoff date of $[●] (based on a Securitization Rate of [●]%) will be included in the 20[●]-[●] Series Assets allocated to, and associated with, the 20[●]-[●] Series. [On the closing date, the leases and related leased vehicles to be included in the 20[●]-[●] Series Assets will have an Aggregate Securitization Value, as of the cutoff date, of $[●]]. On or prior to the tenth calendar day of each month or, if such day is not a Business Day, the immediately succeeding Business Day (each, a “determination date”), the servicer will inform the trustees and each paying agent of, among other things, the amount of (a) Collections received for such Collection Period, (b) Advances to be made by the servicer, (c) the Servicing Fee payable to the servicer, in each case with respect to the related Collection Period and (d) based on Available Funds and other amounts available for distribution on the related payment date as described below, the amount to be distributed to the securityholders.

The trustees will make distributions to the securityholders [and the swap counterparty, if any,] out of amounts on deposit in the related Distribution Accounts. The amount to be distributed to the servicer, the securityholders [and the swap counterparty, if any,] will be determined in the manner described below.

Determination of Available Funds

The amount of funds available for distribution on a payment date will generally equal the sum of Available Funds and amounts on deposit in the Reserve Account.

“Available Funds” for a payment date and the related Collection Period will equal the sum of: (a) Collections, (b) Advances [required to be] made by the servicer[,] [and], (c) the Reserve Account Draw Amount, if any, [and] (d) in the case of an Optional Purchase, the Optional Purchase Price[, (e) the [Net Swap][Cap] Receipts (excluding any [Cap][Swap] Termination Payments received from the [cap provider][swap counterparty], if any), (f) amounts, if any, on deposit in the [Swap Termination Payment Account][Cap Termination Payment Account] to the extent such amounts are required to be included in Available Funds pursuant to the Indenture, [and] (g) proceeds of any amounts received from a replacement [swap counterparty][cap provider] in consideration of entering into a replacement Interest Rate [Cap][Swap] Agreement for a terminated Interest Rate [Cap][Swap] Agreement]][and (h) the investment income accrued during such Collection Period from the investment of funds in the pre-funding account].

The “Available Funds Shortfall Amount” for a payment date and the related Collection Period will equal the amount by which Available Funds are less than the amount necessary to make all of the distributions in clauses first through [fifth] of the first paragraph under “—Deposits to the Distribution Accounts; Priority of Payments” in this prospectus.

Deposits to the Distribution Accounts; Priority of Payments

On each payment date [during the amortization period] (so long as the maturity of the notes has not been accelerated following an Event of Default, or, if the maturity of the notes has been accelerated, such acceleration has been rescinded), the servicer will allocate amounts on deposit in the Series Collection Account with respect to the related Collection Period as described below and will instruct the indenture trustee to cause the following deposits and distributions to be made in the following amounts, to the extent of available amounts on deposit in the 20[●]-[●] Series Collection Account for such payment date, and order of priority:

(i)	first, to the servicer, the Payment Date Advance Reimbursement;

(ii)	second, to the servicer, the Servicing Fees, together with any unpaid Servicing Fees in respect of one or more prior Collection Periods;

[(iii)	third, the Net Swap Payment, if any, to be paid under the Interest Rate Swap Agreement to the swap counterparty;]

(iv)

fourth, on a pro rata basis, [(i) to the swap counterparty, any Senior Swap Termination Payments due under the Interest Rate Swap Agreement(s), and (ii)] based on the amount distributable to each class of Class A notes, to the related Class A noteholders, an amount equal to (x) the interest accrued at the applicable interest rate for such class of Class A note during the related Accrual Period on the applicable outstanding amount of the Class A notes (plus any accrued and unpaid interest with respect to any prior Accrual Period) and (y) to the extent permitted under applicable law, interest on any overdue interest thereon at the applicable interest rate;

(v)

fifth, to the Note Distribution Account, the First Allocation of Principal, if any, which will be allocated to pay principal first, to the Class A-1 notes, until they have been paid in full, second, to the Class A-2 notes [(pro rata among the Class A-2a notes and the Class A-2b notes, if applicable)], until they have been paid in full[,] [and] third, to the Class A-3 notes, until they have been paid in full [and fourth, to the Class A-4 notes, until they have been paid in full], unless the maturity of the notes has been accelerated following an Event of Default;

[(vi)

sixth, to the Class B noteholders, an amount equal to (x) the interest accrued at the Class B interest rate for the Class B notes during the related Accrual Period on the applicable outstanding amount of the Class B notes (plus any accrued and unpaid interest with respect to any prior Accrual Period) and (y) to the extent permitted under applicable law, interest on any overdue interest thereon at the applicable interest rate;]

[(vii)

seventh, to the Note Distribution Account, the Second Allocation of Principal, if any, which will be allocated to pay principal to the Class B notes, until they have been paid in full, unless the maturity of the notes has been accelerated following an Event of Default]

[(viii)

eighth, to the Class C noteholders, an amount equal to (x) the interest accrued at the Class C interest rate for the Class C notes during the related Accrual Period on the applicable outstanding amount of the Class C notes (plus any accrued and unpaid interest with respect to any prior Accrual Period) and (y) to the extent permitted under applicable law, interest on any overdue interest thereon at the applicable interest rate;]

[(ix)

ninth, to the Note Distribution Account, the Third Allocation of Principal, if any, which will be allocated to pay principal to the Class C notes, until they have been paid in full, unless the maturity of the notes has been accelerated following an Event of Default]

[(x)

tenth, to the Class D noteholders, an amount equal to (x) the interest accrued at the Class D interest rate for the Class D notes during the related Accrual Period on the applicable outstanding amount of the Class D notes (plus any accrued and unpaid interest with respect to any prior Accrual Period) and (y) to the extent permitted under applicable law, interest on any overdue interest thereon at the applicable interest rate;]

[(xi)

eleventh, to the Note Distribution Account, the Fourth Allocation of Principal, if any, which will be allocated to pay principal to the Class D notes, until they have been paid in full, unless the maturity of the notes has been accelerated following an Event of Default]

[(xii)	twelfth, to the Note Distribution Account, the Regular Allocation of Principal, which will be allocated to pay principal to the notes, until they have been paid in full;

[(xiii)

thirteenth, while any of the notes remain outstanding and unless the maturity of the notes has been accelerated following an Event of Default, to the Reserve Account, the Excess Amounts, until the Reserve Account Requirement has been satisfied;]

[(xiv)	fourteenth, to the swap counterparty, any Subordinated Swap Termination Payments for such payment date;]

[(xv)

fifteenth, to the indenture trustee and the calculation agent, as applicable, any accrued and unpaid fees, expenses and indemnity payments, as applicable, due pursuant to the Indenture but only to the extent that such fees, expenses or indemnity payments, as applicable, have been outstanding for at least 60 days;]

[(xvi)

sixteenth, to the owner trustee, any accrued and unpaid fees, expenses and indemnity payments due pursuant to the Trust Agreement but only to the extent that such fees, expenses or indemnity payments have been outstanding for at least 60 days;]

[(xvii)

seventeenth, to the asset representations reviewer, any accrued and unpaid fees, expenses and indemnity payments due pursuant to the Asset Representations Review Agreement, but only to the extent that such fees, expenses or indemnity payments have not been paid by the sponsor and have been outstanding for at least 60 days; and]

[(xviii)	eighteenth, any remaining funds to the Certificate Distribution Account for distribution to the certificateholders, as beneficial owners of the issuing entity.]

The “Payment Date Advance Reimbursement” for a payment date will equal the sum of all (a) outstanding Sales Proceeds Advances (1) in respect of leased vehicles that were sold during the related Collection Period (other than a sale to the servicer pursuant to the Servicing Supplement) and (2) that have been outstanding as of the end of that Collection Period for at least 90 days and (b) Monthly Payment Advances as to which the related lessee has made all or a portion of the advanced Monthly Payment or that have been outstanding as of the end of the Collection Period for at least 90 days.

On each payment date, the indenture trustee shall, in accordance with the related Payment Date Certificate and pursuant to the instructions of the servicer, transfer from the Note Distribution Account all funds deposited thereto on such date in accordance with the following priorities:

(i)

if the maturity of the notes has not been accelerated (or, if the maturity of the notes has been accelerated and such acceleration has been rescinded), on such payment date, then (A) first, to the Class A-1 noteholders in respect of principal thereof until the Class A-1 notes have been paid in full; (B) second, to the Class A-2 notes [(pro rata to the Class A-2a notes and Class A-2b notes)] in respect of principal thereof until the Class A-2 notes have been paid in full; [and] (C) third, to the Class A-3 noteholders in respect of principal thereof until the Class A-3 notes have been paid in full; [and] [(D) fourth, to the Class A-4 noteholders in respect of principal thereof until the Class A-4 notes have been paid in full;] [and] [(E) fifth, to the Class B noteholders in respect of principal thereof until the Class B notes have been paid in full]; [and] [(F) fifth, to the Class C noteholders in respect of principal thereof until the Class C notes have been paid in full]; [and] [(G) fifth, to the Class D noteholders in respect of principal thereof until the Class D notes have been paid in full];and

(ii)

if the maturity of the notes has been accelerated (and such acceleration has not been rescinded), then (A) first, to the Class A-1 noteholders in respect of principal thereof until the Class A-1 Noteholders have been paid in full; (B) second, pro rata to the Class A-2[a] noteholders, [the Class A-2b noteholders,] [and] the Class A-3 noteholders [and the Class A-4 noteholders], in respect of principal thereon, pro rata based on the note balance of each such class, until each such class of Class A notes has been paid in full; [and] [(C) third, to the Class B noteholders in respect of principal thereof until the Class B notes have been paid in full;] [and] [(D) third, to the Class C noteholders in respect of principal thereof until the Class C notes have been paid in full;] [and] [(D) third, to the Class D noteholders in respect of principal thereof until the Class D notes have been paid in full].

Reserve Account. On each payment date, the indenture trustee will transfer the Reserve Account Draw Amount, if any, reflected in the Payment Date Certificate with respect to the related Collection Period to the collection account.

The “Reserve Account Draw Amount” for any Payment Date is an amount equal to (i) prior to the occurrence of an Event of Default that results in the acceleration of any notes that has not been rescinded, the lesser of (a) the Available Funds Shortfall Amount, if any, and (b) the amount on deposit in the reserve account or (ii) after the occurrence of an Event of Default that results in the acceleration of any notes, unless and until the date on which such acceleration has been rescinded, the entire amount on deposit in the reserve account; provided, however, that if the sum of the amounts in the reserve account and the remaining Available Funds after the payments in clauses first through sixth of the first paragraph under “—Deposits to the Distribution Accounts; Priority of Payments” in this prospectus would be sufficient to pay in full the aggregate unpaid note balance of all of the outstanding notes, then the Reserve Account Draw Amount will, if so specified by the servicer in the Payment Date Certificate, include such additional amounts as may be necessary to pay all outstanding notes in full.

On each payment date, if, after giving effect to the distributions set forth above, the amount on deposit in the Reserve Account exceeds the Reserve Account Requirement, any such excess will be released to the Certificate Distribution Account for distribution to the certificateholders, as beneficial owners of the issuing entity. In addition, if on any payment date on which the amount on deposit in the Reserve Account, after giving effect to all withdrawals therefrom and deposits thereto in respect of that payment date, is greater than or equal to the balance of the notes then outstanding, such amount will be used to retire the then outstanding notes. Upon any such distributions, the securityholders [and the [cap provider][swap counterparty]] will have no further rights in, or claims to such amounts.

Amounts distributed to the depositor and to any holder of the certificates will not be available in later periods to fund charge offs or the Reserve Account. See “Risk Factors—Risks related to the issuance of multiple classes of notes[, an unknown allocation of notes] or retention of notes—Payment priorities increase risk of loss or delay in payment to certain classes of notes” in this prospectus. Amounts distributed to the depositor may be distributed to NMAC, the sole member of the depositor, for general corporate purposes.

The final distribution to any noteholder will be made only upon surrender and cancellation of the certificate representing its notes at an office or agency of the issuing entity specified in the notice of termination.

None of the securityholders, the indenture trustee, the owner trustee, the depositor, the servicer [or the swap counterparty] will be required to refund any amounts properly distributed or paid to them, whether or not there are sufficient funds on any subsequent payment date to make full distributions to the securityholders.

Post-Acceleration Priority of Payments

Following the occurrence of an Event of Default that results in the acceleration of the notes as described under “Description of the Indenture—Events of Default” and “—Remedies Upon an Event of Default” in this prospectus, and unless and until such acceleration has been rescinded, on each payment date, the indenture trustee will make the following payments and distributions from the Series Collection Account on such payment date, to the extent of available amounts on deposit in the Series Collection Account on such payment date, in the following priority:

(i)	first, to the servicer, the Payment Date Advance Reimbursement;

(ii)	second, to the servicer, the Servicing Fees, together with any unpaid Servicing Fees in respect of one or more prior Collection Periods;

(iii)

third, pro rata, to the indenture trustee, the calculation agent and the owner trustee, for amounts due as compensation or indemnity payments, as applicable, pursuant to the terms of the Indenture and the Trust Agreement, respectively;

(iv)

fourth, to the asset representations reviewer, any accrued and unpaid fees, expenses and indemnity payments due pursuant to the Asset Representations Review Agreement, but only to the extent that such fees, expenses or indemnity payments have not been paid by the sponsor and have been outstanding for at least 60 days;

[(v)	fifth, the Net Swap Payment, if any, to be paid under the Interest Rate Swap Agreement to the swap counterparty;]

(vi)

sixth, [on a pro rata basis, (i) to the swap counterparty any Senior Swap Termination Payments due under the Interest Rate Swap Agreement(s), if any, and (ii)] based on the amount distributable to each class of Class A notes, to the related Class A noteholders an amount equal to (x) the interest accrued at the applicable interest rate for such class of Class A notes during the related Accrual Period on the applicable outstanding note balance of the Class A notes (plus any accrued and unpaid interest with respect to any prior Accrual Period), and (y) to the extent permitted under applicable law, interest on any overdue interest thereon at the applicable interest rate;

(vii)

[seventh, (a), if the acceleration of the notes results from an event of default that arises from (x) a default in the payment of any interest on any note of the Controlling Class when the same becomes due and payable, (y) a default in the payment of the principal of any note on the related final scheduled payment date or the redemption date or (z) the occurrence of certain events of bankruptcy, insolvency, receivership or liquidation of the issuing entity, in the following order of priority:

•	to the Note Distribution Account, an amount equal to the Class A note balance;

•

[to the Note Distribution Account, an amount equal to (x) the interest accrued at the applicable interest rate for the Class B notes during the related Accrual Period on the applicable note balance of the Class B notes (plus any accrued and unpaid interest with respect to any prior Accrual Period), and (y) to the extent permitted under applicable law, interest on any overdue interest thereon at the interest rate for the Class B notes; [and]]

•	[to the Note Distribution Account, an amount equal to the Class B note balance; [and]]

•

[to the Note Distribution Account, an amount equal to (x) the interest accrued at the applicable interest rate for the Class C notes during the related Accrual Period on the applicable note balance of the Class C notes (plus any accrued and unpaid interest with respect to any prior Accrual Period), and (y) to the extent permitted under applicable law, interest on any overdue interest thereon at the interest rate for the Class C notes; [and]]

•	[to the Note Distribution Account, an amount equal to the Class C note balance; [and]]

•

[to the Note Distribution Account, an amount equal to (x) the interest accrued at the applicable interest rate for the Class D notes during the related Accrual Period on the applicable note balance of the Class D notes (plus any accrued and unpaid interest with respect to any prior Accrual Period), and (y) to the extent permitted under applicable law, interest on any overdue interest thereon at the interest rate for the Class D notes; and]

•	[to the Note Distribution Account, an amount equal to the Class D note balance;]]

[seventh, (b), if the acceleration of the notes results from an event of default that arises from any event other than those events described above in clause sixth (a), in the following order of priority:

•

to the Note Distribution Account, an amount equal to (x) the interest accrued at the applicable interest rate for the Class B notes during the related Accrual Period on the applicable note balance of the Class B notes (plus any accrued and unpaid interest with respect to any prior Accrual Period), and (y) to the extent permitted under applicable law, interest on any overdue interest thereon at the interest rate for the Class B notes; [and]

•	to the Note Distribution Account, an amount equal to the Class B note balance; [and]

•

[to the Note Distribution Account, an amount equal to (x) the interest accrued at the applicable interest rate for the Class C notes during the related Accrual Period on the applicable note balance of the Class C notes (plus any accrued and unpaid interest with respect to any prior Accrual Period), and (y) to the extent permitted under applicable law, interest on any overdue interest thereon at the interest rate for the Class C notes; [and]]

•	[to the Note Distribution Account, an amount equal to the Class C note balance;]

•

[to the Note Distribution Account, an amount equal to (x) the interest accrued at the applicable interest rate for the Class D notes during the related Accrual Period on the applicable note balance of the Class D notes (plus any accrued and unpaid interest with respect to any prior Accrual Period), and (y) to the extent permitted under applicable law, interest on any overdue interest thereon at the interest rate for the Class D notes; and]

•	[to the Note Distribution Account, an amount equal to the Class D note balance;] [and]

[(viii)]	[eighth, to the swap counterparty, any Subordinated Swap Termination Payments for such payment date, and]

(ix)	ninth, any remaining funds to the Certificate Distribution Account for distribution to the certificateholders, as beneficial owners of the issuing entity.

Upon the sale of the issuing entity’s property under the circumstances described in this prospectus under “Description of the Indenture—Remedies Upon an Event of Default” following an Event of Default, the proceeds of such sale, together with available monies on deposit in the Reserve Account, will be paid in the priority of payments and distributions described above in this section.

If an Event of Default occurs, the indenture trustee or the holders of at least a majority of the aggregate principal amount of the controlling class of notes and all accrued and unpaid interest thereon, voting as a single class, may declare the principal of the notes to be immediately due and payable. If the notes are accelerated, you may receive principal before the Final Scheduled Payment Date for your notes.

Payment Date Certificate

The issuing entity will cause the servicer to agree to deliver to the indenture trustee, the owner trustee and each paying agent, if any, on each determination date, a certificate (the “Payment Date Certificate”) including, among other things, the following information (or such other substantially similar information so long as such information satisfies the requirements of Item 1121 of Regulation AB) with respect to the related payment date and the related Collection Period and Accrual Period:

(i)	the amount of Collections allocable to the 20[●]-[●] Series Certificate;

(ii)	the amount of Available Funds, including amounts with respect to each of items (a) through ([f]) of the definition thereof;

(iii)

the amount of interest accrued during such Accrual Period on each class of notes and, for any classes of floating rate notes, the applicable interest rate for the related Accrual Period for such payment date for such classes of floating rate notes, respectively, if any;

(iv)	the note balance for each class of notes and the certificate balance, in each case on the day immediately preceding such payment date;

(v)

(A) the Reserve Account Requirement, (B) the Reserve Account Draw Amount, if any, (C) the balance on deposit in the Reserve Account after giving effect to withdrawals therefrom and deposits thereto in respect of such payment date and (D) the change in such balance from the immediately preceding payment date;

(vi)

the First Allocation of Principal[, the Second Allocation of Principal] [, the Third Allocation of Principal] [, the Fourth Allocation of Principal] and the Regular Allocation of Principal for such payment date;

(vii)	the amount being distributed to each class of the noteholders (the “note distribution amount”) and to the certificateholder (the “certificate distribution amount”);

(viii)	the amount of the note distribution amount allocable to interest on and principal for each class of the notes and any Noteholders’ Principal Carryover Shortfall for each class of the notes;

(ix)	the amount of any principal paid on the certificates;

(x)

the Note Factor for each class of the notes and the certificate factor for the certificates after giving effect to the distribution of the note distribution amount and the certificate distribution amount, respectively;

(xi)	the Aggregate Securitization Value of 60-Day Delinquent Leases and related leased vehicles as of that payment date;

(xii)	the Delinquency Percentage;

(xiii)	the Delinquency Trigger;

(xiv)	the aggregate amount of Residual Value Losses and Residual Value Surplus for such Collection Period;

(xv)	the amount of Sales Proceeds Advances and Monthly Payment Advances included in Available Funds;

(xvi)	the amount of any Payment Date Advance Reimbursement for such Collection Period;

(xvii)	[the amount of any [Net Swap][Cap] Receipts and any [Swap][Cap] Termination Payment received by the issuing entity;]

(xviii)	[the amount of any Net Swap Payment and any Swap Termination Payment due to the swap counterparty;]

(xix)	the Servicing Fee for such Collection Period;

(xx)	delinquency and loss information for the Collection Period;

(xxi)	[the amount, if any, used to acquire the beneficial interest in additional leases and leased vehicles from the depositor during the revolving period;]

(xxii)	[if applicable, whether the revolving period has terminated early due to the occurrence of an early amortization event;]

(xxiii)

any material changes in practices with respect to charge-offs, collection and management of delinquent leases, and the effect of any grace period, re-aging, re-structure, partial payments or other practices on delinquency and loss experience;

(xxiv)	any material modifications, extensions or waivers to lease terms, fees, penalties or payments during the Collection Period;

(xxv)	any material breaches of representations, warranties or covenants contained in the leases;

(xxvi)	any new issuance of notes or other securities backed by the 20[●]-[●] Series Assets (if applicable);

(xxvii)	any material additions, removals or substitutions of 20[●]-[●] Series Assets, reallocations of 20[●]-[●] Series Assets;

(xxviii)	the number of leases that are 31-60, 61-90, 91-120 and more than 120 days delinquent as of the end of the related Collection Period; and

(xxix)	the Aggregate Securitization Value of leases that are 31-60, 61-90, 91-120 and more that 120 days delinquent as of the end of the related Collection Period.

On any payment date, the note balance will equal the initial note balance reduced by all payments of principal made on or prior to such payment date on the notes.

“Insurance Expenses” means, with respect to any leased vehicle, lease or lessee, the amount thereof (a) applied to the repair of the related leased vehicle, (b) released to the lessee in accordance with applicable law or the customary servicing procedures of the servicer or (c) representing other related expenses incurred by the servicer not otherwise included in liquidation expenses or disposition expenses that are recoverable by the servicer under the Servicing Agreement. Insurance Expenses will be reimbursable to the servicer as a deduction from Net Insurance Proceeds.

“Net Auction Proceeds” will mean with respect to a Collection Period, all amounts received by the servicer in connection with the sale or disposition of any leased vehicle that is sold at auction or otherwise disposed of by the servicer during such Collection Period, other than insurance proceeds, reduced by the related disposition expenses and, in the case of a leased vehicle returned to the servicer at the Lease Maturity Date and in connection with a Lessee Initiated Early Termination or a Casualty Termination (each, a “Matured Vehicle”), any outstanding Sales Proceeds Advance.

“Net Insurance Proceeds” means, with respect to any leased vehicle, lease or lessee, all related insurance proceeds, net of the amount thereof (a) applied to the repair of the related leased vehicle, (b) released to the lessee in accordance with applicable law or the customary servicing procedures of the servicer or (c) representing other related expenses incurred by the servicer not otherwise included in liquidation expenses or disposition expenses that are recoverable by the servicer under the Servicing Agreement.

“Net Liquidation Proceeds” means Liquidation Proceeds reduced by the related expenses.

“Liquidation Proceeds” will mean the gross amount received by the servicer in connection with the attempted realization of the full amounts due or to become due under any lease and of the Base Residual of the leased vehicle, whether from the sale or other disposition of the related leased vehicle (irrespective of whether or not such proceeds exceed the related Base Residual), the proceeds of any repossession, recovery or collection effort, the proceeds of recourse or similar payments payable under the related dealer agreement, receipt of insurance proceeds and application of the related security deposit and the proceeds of any disposition fees or other related proceeds.

“Residual Value Loss” for each leased vehicle that is returned to the servicer following the termination of the related lease at its Lease Maturity Date or an Early Lease Termination, will mean the excess, if any, of (a) the Base Residual of such leased vehicle, over (b) the sum of (without duplication) the related Net Auction Proceeds or Net Liquidation Proceeds, as the case may be, and all Net Insurance Proceeds.

“Residual Value Surplus” for each leased vehicle that is returned to the servicer following the termination of the related lease at its Lease Maturity Date or an Early Lease Termination, will mean the excess, if any, of (a) the sum of (without duplication) the Net Auction Proceeds from the sale of the leased vehicle and all Net Insurance Proceeds over (b) the Securitization Value of such leased vehicle at the related date of termination.

Each amount set forth pursuant to clauses (iii), (iv), (vii), (viii) and (ix) above will be expressed in the aggregate and as a dollar amount per $1,000 of the original principal amount of a note or certificate.

The indenture trustee has no duty or obligation to verify or confirm the accuracy of any of the information or numbers set forth in the Payment Date Certificate delivered to the indenture trustee, and the indenture trustee will be fully protected in relying upon the Payment Date Certificate.

Copies of the Payment Date Certificates may be obtained by the note owners by a request in writing addressed to the indenture trustee. In addition, within the prescribed period of time for tax reporting purposes after the end of each calendar year, the indenture trustee (during the term of the Indenture) will mail to each person who at any time during such calendar year was a noteholder a statement containing information for the purposes of that noteholder’s preparation of U.S. federal and state income tax returns. See “Material U.S. Federal Income Tax Consequences” in this prospectus.

Optional Purchase

In order to avoid excessive administrative expenses, the servicer will be permitted at its option to purchase the 20[●]-[●] Series Certificate from the issuing entity on any payment date if, either before or after giving effect to any payment of principal required to be made on such payment date, the [then outstanding note balance] [Aggregate Securitization Value of the 20[●]-[●] Series Assets] is less than or equal to [●]% of the [initial note balance] [initial Aggregate Securitization Value of the 20[●]-[●] Series Assets as of the cutoff date]. Additionally, if the Outstanding Amount of the notes is reduced to zero, the holders of 100% of the outstanding certificates may consent to the purchase, by the servicer, of the 2024-B Series Certificate from the issuing entity. The exercise of either option referred to in the preceding two sentences is referred to in this prospectus as an “Optional Purchase.” The purchase price for the 20[●]-[●] Series Certificate (the “Optional Purchase Price”) will equal the greater of (i) the fair market value of the 20[●]-[●] Series Assets (which, with the consent of the servicer and 100% of the certificateholders, may be deemed to be the Aggregate Securitization Value of the 2024-B Series Assets on such payment date), and (ii) the sum of (A) the Redemption Price for the notes, (B) unpaid portions of any outstanding Sales Proceeds Advances and Monthly Payment Advances and (C) the Servicing Fee (including any unpaid Servicing Fees for prior Collection Periods), in each case, after giving effect to any payments made on such payment date in accordance with the priority of payments set forth under “Distributions on the Notes—Deposits to the Distribution Accounts; Priority of Payments” and “—Post-Acceleration Priority of Payments,” as applicable. In connection with an Optional Purchase, the servicer will deposit the Optional Purchase Price into the Series Collection Account on the Deposit Date relating to the date of such redemption. The “Redemption Price” for the notes will equal the aggregate outstanding note balance, plus accrued and unpaid interest thereon at the related interest rates (including, to the extent allowed by law, interest on overdue interest, if applicable), to but not including the payment date fixed for redemption. The owner trustee and the indenture trustee (to the extent the notes are still outstanding), will give written notice of redemption to each securityholder. On the payment date fixed for redemption, the notes will be due and payable at the Redemption Price, and no interest will accrue on the notes after such payment date.

It is expected that at such time as the Optional Purchase becomes available to the servicer, only [the Class [●] notes and][the certificates] will be outstanding.

[Advances

On each Deposit Date, the servicer [will be obligated to][may] make, by deposit into the Series Collection Account, a Monthly Payment Advance in respect of the unpaid Monthly Payment of certain leased vehicles, and a Sales Proceeds Advance in respect of the Securitization Value of leases relating to certain Matured Vehicles. As used in this prospectus, the term “Advance” refers to either a Monthly Payment Advance or a Sales Proceeds Advance.

Monthly Payment Advances. If a lessee makes a Monthly Payment that is less than the total Monthly Payment billed with respect to the lessee’s vehicle for the related Collection Period, the servicer [may][will] advance the difference between (a) the amount of the Monthly Payment due and (b) the actual lessee payment received less amounts thereof allocated to monthly sales, use, lease or other taxes (each, a “Monthly Payment Advance”).

Sales Proceeds Advances. If the servicer does not sell or otherwise dispose of a leased vehicle that became a Matured Vehicle by the end of the related Collection Period, on the related Deposit Date the servicer [may][will] advance to the issuing entity an amount equal to, if the related lease (i) terminated early but is not a lease in default, the Securitization Value, and (ii) relates to a leased vehicle that matured on its scheduled termination date, the Base Residual (each, a “Sales Proceeds Advance”).

The servicer will be entitled to reimbursement of Monthly Payment Advances and Sales Proceeds Advances to the extent described in “Description of the Servicing Agreement—Advances” in this prospectus. For more information regarding the servicer’s obligation to deposit Advances into the Series Collection Account and right to be reimbursed for Advances, you should refer to “Description of the Servicing Agreement—Advances” in this prospectus.]

Compensation for Servicer and Administrative Agent

As servicer, NMAC will be entitled to compensation for the performance of its servicing obligations with respect to the 20[●]-[●] Series Assets under the Servicing Agreement. Pursuant to the Trust Administration Agreement, NMAC, as administrative agent (the “administrative agent”) will also perform the administrative obligations required to be performed by the issuing entity or the owner trustee under the Indenture and the Trust Agreement. As servicer, NMAC will be entitled to receive a fee in respect of the 20[●]-[●] Series Assets equal to, for each Collection Period, one-twelfth of the product of (a) [●]% and (b) the Aggregate Securitization Value of all leases as of the first day of that Collection Period (the “Servicing Fee”). The servicer will also be entitled to receive any interest and other investment earnings (net of losses and expenses) earned during the Collection Period from the investment of monies on deposit in the Series Collection Account and the Reserve Account. See “Description of the Servicing Agreement—Servicing Compensation” in this prospectus. The Servicing Fee will be payable on each payment date and will be calculated and paid based upon a 360-day year consisting of twelve 30-day months. For performance of its obligations under the Trust Administration Agreement and as reimbursement for its expenses related thereto, the administrative agent will be entitled to a monthly payment of compensation in an amount to be agreed to between the administrative agent and the servicer, which will be solely an obligation of the servicer.

As servicer, NMAC will also be entitled to additional compensation as described under “Description of the Servicing Agreement—Servicing Compensation” in this prospectus.

Fees and Expenses

Set forth below is a list of all fees and expenses payable on each payment date out of Available Funds and amounts on deposit in the Reserve Account for the related Collection Period.

Type of Fee	Amount of Fee	Party Receiving Fee	Priority in Distribution

Servicing Fee	One-twelfth of the product of (a) [●]% and (b) the Aggregate Securitization Value of all leases as of the first day of the Collection Period or, in the case of the first payment date, as of the Cutoff Date	servicer	Payable prior to payment of interest on and principal of the notes

Reimbursable Expenses(1)	Costs and expenses incurred by the servicer in a legal proceeding to protect or otherwise enforce the rights of the titling company in a lease or leased vehicle	servicer	Payable prior to payment of interest on and principal of the notes

Unpaid indenture trustee and owner trustee expenses(2)	So long as no Event of Default has occurred and is continuing, to the extent unpaid by the administrative agent for at least 60 days (as required by the Indenture and Trust Agreement, as applicable), any amounts due to the indenture trustee and the owner trustee for accrued and unpaid fees, expenses and indemnity payments(3)	indenture trustee and owner trustee	Payable after payments of interest on and principal of the notes and after any required deposits in the Reserve Account(4)

Type of Fee	Amount of Fee	Party Receiving Fee	Priority in Distribution

Unpaid calculation agent fees(2)	So long as no Event of Default has occurred and is continuing, to the extent unpaid by the administrative agent for at least 60 days (as required by the Indenture and Trust Agreement, as applicable), any amounts due to the calculation agent for accrued and unpaid fees, expenses and indemnity payments(3)	calculation agent	Payable after payments of interest on and principal of the notes and after any required deposits in the Reserve Account(4)

Unpaid asset representations reviewer fees(2)	$[●] as compensation for its services on a [per annum] [monthly] basis, plus reasonable expenses and any indemnification payments due to the extent not paid under the Basic Documents.	asset representations reviewer	Payable after payments of interest on and principal of the notes and after any required deposits in the Reserve Account. (4)

Asset Review expenses(2)	$[●] [for each lease reviewed] [per hour] in connection with an Asset Review plus reasonable expenses incurred in connection with an Asset Review, in each case, to the extent not paid under the Basic Documents.	asset representations reviewer	Payable after payments of interest on and principal of the notes and after any required deposits in the Reserve Account. (4)

(1)

Reimbursable Expenses will be paid to the servicer on any day after the servicer supplies the titling company with an officer’s certificate setting forth the calculations for such Reimbursable Expenses. See “Security for the Notes—The Accounts—The Series Collection Account ” in this prospectus.

(2)

NMAC, as servicer, is required to pay the fees, expenses and indemnity payments, as applicable, of the indenture trustee, the calculation agent and the owner trustee and NMAC, as sponsor, is required to pay the fees, expenses and indemnity payments of the asset representations reviewer. However, to the extent NMAC fails to make these payments for a period of 60 days, these amounts will be paid out of Collections in accordance with the priority of payments set forth under “Distributions on the Notes—Deposits to the Distribution Accounts; Priority of Payments” and “—Post-Acceleration Priority of Payments,” as applicable.

(3)	The fees and expenses described above do not change upon an Event of Default, although actual expenses incurred may be higher after an Event of Default.
(4)

Following an Event of Default and acceleration of the notes (which has not been rescinded), these amounts will be paid prior to payments of interest on and principal of the notes as described in “Distributions on the Notes—Post-Acceleration Priority of Payments.”

DESCRIPTION OF THE INDENTURE

The following summary describes material terms of the Indenture and does not purport to be complete and is subject to, and qualified in its entirety by reference to, all the provisions of the Indenture.

Events of Default

The occurrence and continuation of any of the following events will be an “Event of Default” under the Indenture:

(1)	a default for five Business Days or more in the payment of interest on any note of the controlling class, when the same becomes due and payable;

(2)	a default in the payment of principal of any of the notes on the Final Scheduled Payment Date or redemption date of the notes;

(3)

a material default in the observance or performance of any covenant or agreement of the issuing entity (other than as set forth in (1) or (2) above), or any representation or warranty of the issuing entity made in the Indenture or in any certificate or other writing delivered under the Indenture that proves to have been inaccurate in any material respect at the time made, which default or inaccuracy materially and adversely affects the interests of the noteholders, and such default or inaccuracy will continue or not be cured, or the circumstance or condition in respect of which such misrepresentation or warranty was inaccurate will not have been eliminated or otherwise cured, for a period of 60 days (or for such longer period not in excess of 90 days as may be reasonably necessary to remedy such failure; provided that (A) such failure is capable of remedy within 90 days or less and (B) a majority of the aggregate outstanding principal amount of the controlling class, voting as a single class, consent to such longer cure period) after written notice thereof is given to the issuing entity by the indenture trustee or to the issuing entity and the indenture trustee by the holders of notes holding not less than the majority of the aggregate outstanding principal amount of the controlling class, voting as a single class; [or]

(4)	certain events of bankruptcy, insolvency, receivership or liquidation of the issuing entity (which, if involuntary, remains unstayed for more than 90 days)[; or]

[(5)

a termination of the Interest Rate Cap Agreement without execution by the issuing entity and a Replacement Cap Provider of a Replacement Interest Rate Cap Agreement acceptable to the issuing entity and indenture trustee and the assignment of such Replacement Interest Rate Cap Agreement to the indenture trustee].

Noteholders holding at least a majority of the aggregate outstanding principal amount of the controlling class of notes, voting together as a single class, may waive any past default or Event of Default prior to the declaration of the acceleration of the maturity of the notes, except a default in the payment of principal of or interest on the notes, or in respect of any covenant or provision in the Indenture that cannot be modified or amended without unanimous consent of the noteholders.

However, the amount of principal required to be paid to noteholders under the Indenture will generally be limited to amounts available to be deposited in the Series Collection Account. Therefore, the failure to pay any principal on any class of notes generally will not result in the occurrence of an Event of Default until the Final Scheduled Payment Date for that class of notes or the payment date fixed for redemption of the notes. See “Risk Factors—Risks related to the issuance of multiple classes of notes[, an unknown allocation of notes] or retention of notes—Payment priorities increase risk of loss or delay in payment to certain classes of notes” in this prospectus. In addition, as described below, following the occurrence of an Event of Default (other than the events described in (1) and (2) above) and acceleration of the maturity of the notes, the indenture trustee is not required to sell the assets of the issuing entity, and may sell those assets only after meeting requirements specified in the Indenture. In that case, even if the maturity of the notes has been accelerated, there may not be any funds to pay principal of the notes.

Remedies Upon an Event of Default

If an Event of Default occurs and is continuing, the indenture trustee or the holders of at least a majority of the aggregate outstanding principal amount of the controlling class of notes, voting as a single class, may declare the principal of the notes and all accrued and unpaid interest thereon to be immediately due and payable. This declaration may be rescinded by the holders of at least a majority of the then outstanding aggregate outstanding principal amount of the controlling class of notes, voting together as a single class, before a judgment or decree for payment of the amount due has been obtained by the indenture trustee if:

•

the issuing entity has deposited with the indenture trustee an amount sufficient to pay (1) all interest on and principal of the notes as if the Event of Default giving rise to that declaration had not occurred, [and] (2) all amounts paid or advanced by the indenture trustee and the reasonable compensation, expenses and advances of the indenture trustee and its agents and counsel [, and (3) payments, if any, then due and payable to the [cap provider][swap counterparty] under any Interest Rate [Cap][Swap] Agreement]; and

•	all Events of Default — other than the nonpayment of principal of the notes that has become due solely due to that acceleration — have been cured or waived.

If the notes have been declared due and payable following an Event of Default, the indenture trustee may institute proceedings to collect amounts due, exercise remedies as a secured party, including foreclosure or sale of the issuing entity’s property, or elect to maintain the issuing entity’s property and continue to apply proceeds from the issuing entity’s property as if there had been no declaration of acceleration. The indenture trustee may not, however, unless it is required to sell or otherwise liquidate the issuing entity’s property under the Trust Agreement as a result of the bankruptcy or insolvency of the issuing entity, sell or otherwise liquidate the issuing entity’s property following an Event of Default (other than the events described in (1) and (2) under “—Events of Default” above) unless:

•	the holders of all outstanding notes consent to the sale or liquidation;

•

the proceeds of that sale or liquidation are sufficient to pay in full the principal of and the accrued and unpaid interest on all outstanding notes at the date of the sale or liquidation [and any unpaid amounts due to the [cap provider][swap counterparty], if any, under the Interest Rate [Cap][Swap] Agreement, if any]; or

•

the indenture trustee determines that proceeds of the issuing entity’s property would not be sufficient on an ongoing basis to make all payments on the outstanding notes as those payments would have become due if the notes had not been declared due and payable, and the indenture trustee obtains the consent of holders of at least 66 2/3% of the aggregate outstanding principal amount of all notes outstanding, voting together as a single class.

In determining sufficiency or insufficiency with respect to the second and third bullet points above, the indenture trustee may but need not obtain (at the expense of the issuing entity) and rely upon an opinion of an independent investment banking or accounting firm of national reputation as to the feasibility of such proposed action and the sufficiency of the issuing entity’s property for such purpose. Any sale of the issuing entity’s property, other than a sale resulting from the bankruptcy, insolvency or termination of the issuing entity, is subject to the requirement that an opinion of counsel be delivered to the effect that such sale will not cause the titling company or an interest therein or portion thereof to be classified as an association, or a publicly traded partnership, taxable as a corporation for U.S. federal income tax purposes.

In the event of a sale of the issuing entity’s property, either as a result of the bankruptcy or insolvency of the issuing entity or following the occurrence of an Event of Default under the circumstances described above, at the direction of the indenture trustee or the noteholders, the proceeds of such sale, together with available monies on deposit in the related reserve account, will be distributed in the amount and order of priority specified in “Distributions on the Notes—Post-Acceleration Priority of Payments” in this prospectus.

Subject to the provisions of the Indenture relating to the duties of the indenture trustee, if an Event of Default occurs and is continuing, the indenture trustee will be under no obligation to exercise any of the rights or powers under the Indenture (other than in connection with an asset representations review) at the request or direction of any of the holders of the notes if the indenture trustee reasonably believes it will not be adequately indemnified against the costs, expenses and liabilities that might be incurred by it in complying with that request. Subject to such provisions for indemnification and certain limitations contained in the Indenture, the holders of at least a majority of the aggregate principal amount of the controlling class of notes, voting together as a single class, will have the right to direct the time, method and place of conducting any proceeding or any remedy available to the indenture trustee or exercising any trust power conferred on the indenture trustee.

No holder of the notes will have the right to institute any proceeding with respect to the Indenture unless:

•	holders of the notes previously have given the indenture trustee written notice of a continuing Event of Default,

•

holders of the notes holding not less than 25% of the aggregate principal amount of the notes then outstanding have made written request of the indenture trustee to institute that proceeding in its own name as indenture trustee,

•	holders of the notes have offered the indenture trustee reasonable indemnity,

•	the indenture trustee has for 60 days failed to institute that proceeding, and

•

no direction inconsistent with that written request has been given to the indenture trustee during that 60-day period by noteholders holding at least a majority of the aggregate principal amount of the notes, voting as a single class.

With respect to the issuing entity, neither the indenture trustee nor the related owner trustee in their respective individual capacities, nor any holder of a certificate, nor any of their respective owners, beneficiaries, agents, officers, directors, employees, successors or assigns will, in the absence of an express agreement to the contrary, be personally liable for the payment of interest on or principal of the notes of or for the obligations of the issuing entity or the indenture trustee, in its capacity as indenture trustee, contained in the Indenture.

Certain Covenants

Under the Indenture, the issuing entity will covenant that it will not,

•	engage in any activities other than financing, acquiring, owning, pledging and managing the 20[●]-[●] Series Certificate as contemplated by the Indenture and the other Basic Documents,

•

sell, transfer, exchange or otherwise dispose of any of its assets, including those assets included in the issuing entity’s property, except as expressly permitted by the Indenture and the other Basic Documents,

•

claim any credit on or make any deduction from the principal of and interest payable on the notes — other than amounts withheld under the Code or applicable state law — or assert any claim against any present or former holder of those notes because of the payment of taxes levied or assessed upon any part of the issuing entity’s property,

•

permit (1) the validity or effectiveness of the Indenture to be impaired, (2) the lien of that Indenture to be amended, hypothecated, subordinated, terminated or discharged, (3) any person to be released from any covenants or obligations with respect to those notes under that Indenture except as may be expressly permitted by that Indenture, (4) any lien, charge, excise, claim, security interest, mortgage or other encumbrance (other than the lien of that Indenture) to be created on or extend to or otherwise arise upon or burden the assets of the issuing entity or any part thereof, or any interest therein or the proceeds therefrom (other than tax liens, mechanics’ liens and other liens arising by operation of law in any of the related 20[●]-[●] Series Assets and solely as a result of an action or omission of the related lessee) or (5) except as provided in the Basic Documents, the lien of the Indenture to not constitute a first priority (other than with respect to any such tax, mechanics’ or other lien) security interest in the estate of the issuing entity,

•	incur, assume or guarantee any indebtedness other than indebtedness incurred in accordance with the Basic Documents, or

•	except as otherwise permitted in the Basic Documents, dissolve or liquidate in whole or in part.

Replacement of the Indenture Trustee

The holders of at least a majority of the aggregate principal amount of the controlling class of notes, voting together as a single class, may remove the indenture trustee without cause by so notifying in writing the indenture trustee and the issuing entity at least 30 days prior to the effective date of such removal, and following such removal may appoint a successor indenture trustee, provided, that the issuing entity will give prompt written notice to each hired rating agency of such removal. Any successor indenture trustee must at all times satisfy all applicable requirements of the Trust Indenture Act of 1939 (the “TIA”), and in addition, have a combined capital and surplus of at least $50,000,000 (as set forth in its most recently published annual report of condition) and a long-term debt rating of at least “Baa3” or its equivalent by each hired rating agency or otherwise satisfy the Rating Agency Condition.

The indenture trustee may resign at any time by so notifying in writing the issuing entity and the servicer at least 30 days prior to the effective date of such resignation. The servicer will thereafter deliver a copy of such notice to the hired rating agencies. The issuing entity will remove the indenture trustee if the indenture trustee:

•	ceases to be eligible to continue as the indenture trustee,

•	is adjudged to be bankrupt or insolvent,

•	commences a bankruptcy proceeding, or

•	otherwise becomes incapable of acting.

Upon the resignation or removal of the indenture trustee, or the failure of the noteholders to appoint a successor indenture trustee following the removal without cause of the indenture trustee, the issuing entity will be required promptly to appoint a successor indenture trustee. All reasonable costs and expenses incurred in connection with transferring the predecessor indenture trustee’s duties and obligations to the successor indenture trustee will be paid by the successor indenture trustee.

Duties of Indenture Trustee

Except during the continuance of an Event of Default, the indenture trustee will:

•	perform such duties, and only such duties, as are specifically set forth in the Indenture,

•

rely, as to the truth of the statements and the correctness of the opinions expressed therein, on certificates or opinions furnished to the indenture trustee that conform to the requirements of the Indenture, and

•

examine any such certificates, statements, opinions or other instruments that are specifically required to be furnished to the indenture trustee by the Indenture to determine whether or not they conform on their face to the requirements of the Indenture and the other Basic Documents.

Upon the continuance of an Event of Default, the indenture trustee will be required to exercise the rights and powers vested in it by the Indenture and use the same degree of care and skill in the exercise thereof as a prudent person would exercise or use under the circumstances in the conduct of that person’s own affairs.

Compensation and Indemnity

The administrative agent or, to the extent described in “Distributions on the Notes—Deposits to the Distribution Accounts; Priority of Payments” and “Distributions on the Notes—Post-Acceleration Priority of Payments” in this prospectus, the issuing entity will:

•	pay the indenture trustee from time to time reasonable compensation for its services, which compensation will not be limited by any law on compensation of a trustee of an express trust, and

•

except as otherwise provided in the Indenture, indemnify each of the indenture trustee and the calculation agent for, and hold it harmless against, any and all liabilities, obligations, losses, damages, taxes, claims, actions and suits, and any and all reasonable costs, expenses, and disbursements (including reasonable legal fees and expenses and the costs of enforcing an indemnifying party’s obligations) of any kind and nature whatsoever, incurred by the indenture trustee or the calculation agent, as applicable, in connection with the performance of its duties (including the costs of defending any claim or bringing any claim to enforce the indemnification obligations of the administrative agent under the Indenture).

Neither the indenture trustee nor the calculation agent will be indemnified by the issuing entity or the administrative agent against any loss, liability or expense incurred by it (i) relating to any income or similar taxes on any fees payable to the indenture trustee or the calculation agent pursuant to the Indenture; (ii) arising from the breach by the indenture trustee or the calculation agent of any of its representations or warranties set forth in the Basic Documents; (iii) arising in connection with the performance by the indenture trustee of the duties of a successor servicer under the Servicing Agreement; or (iv) through its own willful misconduct, negligence or bad faith, except that:

•

neither the indenture trustee nor the calculation agent will be liable for any error of judgment made by it in good faith, unless it is proved that the indenture trustee or the calculation agent, as applicable, was negligent in ascertaining the pertinent facts,

•

the indenture trustee will not be liable with respect to any action it takes or omits to take in good faith in accordance with a direction received by it from the noteholders in accordance with the terms of the Indenture, and

•	the indenture trustee will not be liable for interest on any money received by it except as the indenture trustee and the issuing entity may agree in writing.

The indenture trustee will not be deemed to have knowledge of any event unless a responsible officer of the indenture trustee has actual knowledge of the event or has received written notice of the event in accordance with the provisions of the Indenture.

Access to Noteholder Lists

If definitive notes are issued in the limited circumstances set forth in “The Notes—Definitive Notes” in this prospectus, and the indenture trustee is not the note registrar, the issuing entity will furnish or cause to be furnished to the indenture trustee a list of the names and addresses of the noteholders:

•	as of each record date, within five days after the applicable record date, and

•	within 30 days after receipt by the issuing entity of a written request for that list, as of not more than ten days before that list is furnished.

Annual Compliance Statement

The issuing entity will be required (i) to cause the servicer to deliver an annual written statement to the indenture trustee [and the [cap provider][swap counterparty]] certifying the fulfillment of its obligations under the Servicing Agreement, and (ii) to deliver to the indenture trustee an officer’s certificate certifying the fulfillment of its obligations under the Indenture in all material respects.

Reports and Documents by Indenture Trustee to Noteholders

The indenture trustee will deliver, at the expense of the issuing entity, to each noteholder such information as may be reasonably requested (and reasonably available to the indenture trustee) to enable such holder to prepare its U.S. federal and state income tax returns.

The indenture trustee will be required to furnish to any noteholder promptly upon receipt of a written request by such noteholder (at the expense of the requesting noteholder) duplicates or copies of all reports, notices, requests, demands, certificates and any other documents furnished to the indenture trustee under the Basic Documents. Except with respect to any noteholders lists or publicly available documents, the indenture trustee may require such noteholder to deliver to the indenture trustee a nondisclosure agreement in a form satisfactory to the indenture trustee with respect to the information contained in any such requested document.

If required by TIA Section 313(a), within 60 days after each March 31, beginning with the fiscal year ending March 31, [●], the indenture trustee will mail to each noteholder as required by TIA Section 313(c) a brief report dated as of such date that sets forth the information required by TIA Section 313(a), including any change to its eligibility and qualification to continue as indenture trustee under the Indenture, any amounts advanced by it under the Indenture, the outstanding principal amount, the interest rate on the notes and the Final Scheduled Payment Date in respect of each class of notes, the indebtedness owing by the issuing entity to the indenture trustee in its individual capacity, the property and funds physically held by the indenture trustee and any action taken by the indenture trustee that materially affects the notes and that has not been previously reported.

Satisfaction and Discharge of Indenture

The Indenture will be discharged with respect to the collateral upon the delivery to the indenture trustee for cancellation of all of the notes or, subject to certain exceptions, upon deposit with the indenture trustee of funds sufficient for the payment in full of the notes and satisfaction of certain other conditions set forth in the Indenture.

Amendment and Notices

Except as provided below, the Indenture may be amended without the consent of any other person; provided that (i) either (A) any amendment that materially and adversely affects the noteholders will require the consent of such noteholders evidencing not less than a majority of the aggregate outstanding principal amount of the controlling class of notes, voting together as a single class or (B) such amendment will not materially and adversely affect such noteholders and (ii) any amendment that adversely affects the interests of the certificateholders, the indenture trustee, the owner trustee, the servicer or the administrative agent, will require the prior consent of each person whose interests are adversely affected. An amendment will be deemed not to materially and adversely affect the interests of the noteholders if (i) the Rating Agency Condition is satisfied with respect to such amendment, or (ii) the depositor delivers an officer’s certificate to the indenture trustee stating that such amendment will not materially and adversely affect such noteholders. The consent of the certificateholder or the owner trustee or the servicer or the administrative agent will be deemed to have been given if the depositor does not receive a written objection from such person within ten (10) Business Days after a written request for such consent will have been given. The indenture trustee may, but will not be obligated to, enter into or consent to any such amendment that affects the indenture trustee’s own rights, duties, liabilities or indemnities under the Basic Documents or otherwise.

[The Indenture will not be amended in any way that would materially and adversely affect the rights of the [cap provider][swap counterparty] without the consent of the [cap provider][swap counterparty]; provided that the [cap provider’s][swap counterparty’s] consent to any such amendment may not be unreasonably withheld and will be deemed to have been given if the [cap provider][swap counterparty] does not object in writing within 10 days of receipt of a written request for such consent.]

“Rating Agency Condition” means, with respect to any event or action and each hired rating agency, either (a) written confirmation (which may be in the form of a letter, a press release or other publication or a change in such hired rating agency’s published ratings criteria to this effect) by such hired rating agency that the occurrence of such event or action will not cause it to downgrade, qualify or withdraw its rating assigned to the notes or (b) that such hired rating agency will have been given notice of such event or action at least ten days prior to such event or action (or, if ten (10) days’ advance notice is impracticable, as much advance notice as is practicable) and such hired rating agency will not have issued any written notice that the occurrence of such event or action will cause it to downgrade, qualify or withdraw its rating assigned to the notes. Notwithstanding the foregoing, no hired rating agency has any duty to review any notice given with respect to any event or action, and it is understood that such hired rating agency may not actually review notices received by it prior to or after the expiration of the notice period described in (b) above. Further, each hired rating agency retains the right to downgrade, qualify or withdraw its rating assigned to all or any of the notes at any time in its sole judgment even if the Rating Agency Condition with respect to an event or action had been previously satisfied pursuant to clause (a) or clause (b) above.

Under the Indenture, the indenture trustee will be under no obligation to ascertain whether a Rating Agency Condition has been satisfied with respect to any amendment. When the Rating Agency Condition is satisfied with respect to such amendment, the servicer will deliver to the indenture trustee an officer’s certificate to that effect, and the indenture trustee may conclusively rely upon the officer’s certificate from the servicer that a Rating Agency Condition has been satisfied with respect to such amendment.

The Indenture may also be amended with the consent of noteholders holding at least a majority of the aggregate outstanding principal amount of the controlling class of notes voting together as a single class; provided that,] [In addition,] without the consent of each noteholder affected thereby, no amendment or supplemental indenture may, among other things:

•

change the Final Scheduled Payment Date of or the date of payment of any installment of principal of or interest on any note, or reduce the principal amount thereof, the interest rate thereon or the redemption price with respect thereto;

•

reduce the percentage of the aggregate outstanding principal amount of the notes, the consent of the noteholders of which is required for any such amendment or supplemental indenture or the consent of the noteholders of which is required for any waiver of compliance with provisions of the Indenture or Events of Default thereunder and their consequences provided for in the Indenture;

•	modify or alter the provisions of the proviso of the term “Outstanding”;

•

reduce the percentage of the aggregate outstanding principal amount of the notes required to direct the indenture trustee to direct the issuing entity to sell the issuing entity’s property pursuant to the Indenture after an Event of Default, if the proceeds of such sale would be insufficient to pay the aggregate outstanding principal amount of the notes plus accrued but unpaid interest on the notes;

•

modify any provision of the section in the Indenture permitting amendments with noteholder consent, except to increase any percentage specified therein or to provide that certain additional provisions of the Indenture or the other Basic Documents cannot be modified or waived without the consent of the noteholder of each outstanding note affected thereby;

•

modify any of the provisions of the Indenture in such manner as to affect the calculation of the amount of any payment of interest or principal due on any note on any payment date (including the calculation of any of the individual components of such calculation);

•

permit the creation of any lien ranking prior to or on a parity with the lien of the Indenture with respect to any part of the issuing entity’s property or, except as otherwise permitted or contemplated therein, terminate the lien of the Indenture on any property at any time subject thereto or deprive any noteholder of the security provided by the lien of the Indenture; or

•	impair the right to institute suit for the enforcement of payment as provided in the Indenture.

Any demand, notice or communication to be delivered pursuant to the Indenture or the other Basic Documents to any hired rating agency will be deemed to be delivered if a copy of that demand, notice or communication has been posted on any website maintained by or on behalf of NMAC pursuant to a commitment to any hired rating agency relating to the notes.

Notwithstanding anything under this heading or in any Basic Document to the contrary, the Indenture may be supplemented by the issuing entity without the consent of the indenture trustee, the paying agent, the owner trustee, any noteholder or any other person, and without satisfying any other provisions of the Indenture related to supplements thereto or in any other Basic Document, solely in connection with any SOFR Adjustment Conforming Changes or, following the determination of a Benchmark Replacement, any Benchmark Replacement Conforming Changes to be made by the administrator; provided, that the issuing entity has delivered notice of such supplement to each hired Rating Agency and the indenture trustee on or prior to the date such supplement is executed; provided, further, that any such SOFR Adjustment Conforming Changes or any such Benchmark Replacement Conforming Changes will not affect the indenture trustee’s, the paying agent’s or the owner trustee’s rights, indemnities or obligations without the indenture trustee’s, the paying agent’s or the owner trustee’s consent, respectively. For the avoidance of doubt, any SOFR Adjustment Conforming Changes or any Benchmark Replacement Conforming Changes in any supplement to the Indenture may be retroactive (including retroactive to the Benchmark Replacement Date) and the Indenture may be supplemented more than once in connection with any SOFR Adjustment Conforming Changes or any Benchmark Replacement Conforming Changes.

Requests to Repurchase and Dispute Resolution

If the depositor, the issuing entity, an investor, the owner trustee (acting at the direction of a certificateholder) or the indenture trustee (acting at the direction of an investor) (each, a “requesting party”) requests that the servicer purchase or reallocate to the Unallocated Assets Series or an Other Series any lease and leased vehicle due to a breach of an Eligibility Representation as described under “Description of the Servicing Agreement—Representations and Warranties; Remedies” in this prospectus and such request has not been fulfilled or otherwise resolved to the reasonable satisfaction of the requesting party within 180 days of the receipt of notice of the request by the servicer, the requesting party may refer the matter, at its discretion, to either mediation or arbitration. If the requesting party is the indenture trustee or the owner trustee, the indenture trustee or the owner trustee, as applicable, will follow the direction of the related investor or of the certificateholder, as applicable, during the mediation or arbitration. If both the owner trustee (on behalf of one or more certificateholders) and the indenture trustee (on behalf of one or more investors) are requesting parties, then the indenture trustee as requesting party (at the direction of the investor that directed the indenture trustee to make the request) will have the right to make the selection of mediation or arbitration. The requesting party will provide notice of its intention to refer the matter to mediation or arbitration, as applicable, to the servicer, with a copy to the issuing entity, the owner trustee and the indenture trustee. In no event will the indenture trustee be liable for any costs, expenses and/or liabilities that could be allocated to a requesting party.

If the requesting party selects mediation, the mediation will be administered by [a nationally recognized arbitration and mediation association][one of [identify options]] selected by the requesting party and conducted pursuant to such association’s mediation procedures in effect at such time. The fees and expenses of the mediation will be allocated as mutually agreed by the parties as part of the mediation. The mediator will be impartial, knowledgeable about and experienced with the laws of the State of New York that are relevant to the dispute and will be appointed from a list of neutrals maintained by the American Arbitration Association (the “AAA”).

If the requesting party selects arbitration, the arbitration will be administered by [a nationally recognized arbitration and mediation association][one of [identify options]] jointly selected by the parties (or, if the parties are unable to agree on an association, by the AAA), and conducted pursuant to such association’s arbitration procedures in effect at such time. The arbitrator will be impartial, knowledgeable about and experienced with the laws of the State of New York that are relevant to the dispute and will be appointed from a list of neutrals maintained by the AAA. In its final determination, the arbitrator will determine and award the costs of the arbitration (including the fees of the arbitrator, cost of any record or transcript of the arbitration and administrative fees) and reasonable attorneys’ fees to the parties as determined by the arbitrator in its reasonable discretion.

Any mediation and arbitration described above will be held in New York, New York (or, such other location as the parties mutually agree upon) and will be subject to certain confidentiality restrictions (which will not limit disclosures required by applicable law) and additional terms set forth in the Indenture. A requesting party may not initiate a mediation or arbitration as described above with respect to a lease that is, or has been, the subject of an ongoing or previous mediation or arbitration (whether by that requesting party or another requesting party) but will have the right to join an existing mediation or arbitration with respect to that lease if the mediation or arbitration has not yet concluded, subject to a determination by the parties to the existing mediation or arbitration that such a joinder would not prejudice the rights of the participants to such existing mediation or arbitration or unduly delay such proceeding.

DESCRIPTION OF THE TRUST AGREEMENT

The following summary describes material terms of the Trust Agreement pursuant to which the issuing entity will be governed and certificates will be issued. This summary does not purport to be complete and is subject to, and qualified in its entirety by reference to, all the provisions of the Trust Agreement.

Authority and Duties of the Owner Trustee

If the issuing entity has issued certificates pursuant to a Trust Agreement, the related owner trustee will administer the issuing entity in the interest of the certificateholders, subject to the lien of the Indenture, in accordance with the Trust Agreement and the other Basic Documents.

The owner trustee will not be required to perform any of the obligations of the issuing entity under the Trust Agreement or the other Basic Documents that are required to be performed by:

•	the servicer under the Servicing Agreement[,] [or] the Servicing Supplement [or the Interest Rate [Cap][Swap] Agreement],

•	the depositor under the Trust Agreement, the Indenture, the Servicing Agreement or the Series Certificate Sale Agreement,

•	the administrative agent under the Trust Administration Agreement,

•	the asset representations reviewer under the Asset Representations Review Agreement, or

•	the indenture trustee under the Indenture.

The owner trustee will not manage, control, use, sell, dispose of or otherwise deal with any part of the issuing entity’s property except in accordance with (i) the powers granted to and the authority conferred upon the owner trustee pursuant to the Trust Agreement, (ii) the other Basic Documents to which the issuing entity or the owner trustee is a party, and (iii) any document or instruction delivered to that owner trustee pursuant to the Trust Agreement. In particular, the owner trustee will not transfer, sell, pledge, assign or convey the 20[•]-[•] Series Certificate except as specifically required or permitted by the Basic Documents.

Restrictions on Actions by the Owner Trustee

The owner trustee may not:

•	initiate, settle or compromise any action, claim or lawsuit involving the issuing entity, unless brought by the servicer to collect amounts owed under a lease,

•	amend the certificate of trust for the issuing entity (unless such amendment is required to be filed under applicable law),

•	amend the Indenture in circumstances where the consent of any certificateholder [or the [cap provider][swap counterparty], if any,] is required and such consent has not been granted,

•	amend any Basic Document other than pursuant to, and in accordance with, the amendment provision set forth in such Basic Document, or

•	appoint a successor owner trustee or indenture trustee

unless (1) the owner trustee provides 30 days’ written notice thereof to the certificateholders, and (2) the owner trustee has not received notice from at least 25% of the certificateholders (including any certificateholders that are the depositor, the servicer or their affiliates) that they object in writing to any such proposed amendment within 30 days of that notice.

Actions by Certificateholders and Owner Trustee with Respect to Certain Matters

The owner trustee may not, except upon the direction of all of the certificateholders, (a) remove the administrative agent, (b) appoint a successor administrative agent, (c) remove the servicer with respect to the 20[●]-[●] Series Assets or (d) sell the 20[●]-[●] Series Certificate after the termination of the Indenture.

The right of the depositor or the certificateholders to take any action affecting the issuing entity’s property will be subject to, as applicable, the rights of the indenture trustee under the Indenture.

Restrictions on Certificateholders’ Powers

The certificateholders will not direct the owner trustee, and the owner trustee is not obligated to follow any direction from the certificateholders, to take or refrain from taking any action if such action or inaction (i) would be contrary to any obligations of the issuing entity or the owner trustee under the Trust Agreement or any of the other Basic Documents or (ii) would be contrary to the purpose of the issuing entity.

Resignation and Removal of the Owner Trustee

The owner trustee may resign at any time upon written notice to the administrative agent, the servicer, the depositor, the indenture trustee and the certificateholders. Upon the resignation or removal of the owner trustee, the depositor will be obligated to appoint a successor owner trustee. All reasonable costs and expenses incurred in connection with transferring the predecessor owner trustee’s duties and obligations to the successor owner trustee will be paid by the successor owner trustee.

The owner trustee and any successor thereto must at all times:

•	have a combined capital and surplus of at least $50 million,

•	be subject to supervision or examination by federal or state authorities, and

•	be an entity authorized to exercise trust powers in the State of Delaware.

If at any time the owner trustee ceases to be eligible in accordance with the Trust Agreement, or if the depositor, by unilateral act, decides to remove the owner trustee and provides the owner trustee with notice thereof, or if the owner trustee fails to resign after written request therefor by the administrative agent, the depositor or each person whose name the asset-backed certificate issued pursuant to the Trust Agreement is registered (the “certificateholders”) holding not less than a majority interest of such trust certificates, or if at any time the owner trustee is legally unable to act, or is adjudged bankrupt or insolvent, or a receiver of the owner trustee or of its property is appointed, or any public officer takes charge or control of the owner trustee or of its property or affairs for the purpose of rehabilitation, conservation or liquidation, then the depositor may, but will not be required to, remove the owner trustee.

Any co-trustee or separate trustee appointed for the purpose of meeting applicable state requirements will not be required to meet the eligibility requirements listed above.

Termination

The Trust Agreement will terminate upon the earlier to occur of (a) the final distribution of all funds or other property or proceeds of the issuing entity’s property in accordance with the terms of the Indenture and the Trust Agreement, and (b) upon an Optional Purchase and final distribution to the securityholders [and the swap counterparty] of all amounts required to be paid to them under the Indenture and the Trust Agreement. See “Distributions on the Notes—Optional Purchase” in this prospectus.

Liabilities and Indemnification

The administrative agent will indemnify the owner trustee, the certificate registrar and any paying agent and their respective successors, assigns, agents, officers and employees (the “Indemnified Parties”) for any losses, liabilities or expenses incurred by or asserted against the owner trustee or any other Indemnified Party in any way relating to or arising out of the Basic Documents (including the costs of defending any claim or bringing any claim to enforce the indemnification obligations of the administrative agent under the Trust Agreement), the property of the issuing entity, the administration of the property of the issuing entity or the action or inaction of the owner trustee under the Trust Agreement. Any amounts due and owing to the Indemnified Parties under the Trust Agreement will constitute an obligation of the issuing entity and a claim upon the property of the issuing entity only to the extent such amounts are payable pursuant to the Basic Documents. The administrative agent will not be entitled to make any claim upon the issuing entity’s property for the payment of any such liabilities or indemnified expenses. The administrative agent will not be liable for or required to indemnify the Indemnified Party for expenses arising from any income taxes or fees payable to that owner trustee; resulting from the willful misconduct, bad faith or negligence of the Indemnified Party; or for the inaccuracy of any representation or warranty of such owner trustee in the Trust Agreement. The owner trustee will not be liable for:

•	any error in judgment of an officer of that owner trustee made in good faith, unless it is proved that such officer was negligent in ascertaining the facts,

•

any action taken or omitted to be taken in accordance with the instructions of any certificateholder, the indenture trustee, the depositor, the administrative agent, the asset representations reviewer or the servicer,

•	payments of securities in accordance with their terms,

•	the default or misconduct of the administrative agent, the servicer, the asset representations reviewer, the depositor[,] [or] the indenture trustee [or the [cap provider][swap counterparty]], or

•	special, indirect, consequential or punitive damages, including without limitation, lost profits.

No provision in the Trust Agreement or any other Basic Document will require the owner trustee to expend or risk funds or otherwise incur any financial liability in the performance of any of its rights or powers under the Trust Agreement or under any other Basic Document if the owner trustee has reasonable grounds for believing that reimbursement of such funds or adequate indemnity against such risk or liability is not reasonably assured or provided to it. In addition, the owner trustee will not be responsible for or in respect of the validity or sufficiency of the Trust Agreement or for the due execution thereof by the depositor or for the form, character, genuineness, sufficiency, value or validity of any of the issuing entity’s property or for or in respect of the validity or sufficiency of the other Basic Documents, other than the execution of and the certificate of authentication of the certificates, and the owner trustee will in no event be deemed to have assumed or incurred any liability, duty or obligation to any securityholder or any third-party dealing with the issuing entity or the issuing entity’s property, other than as expressly provided for in the Trust Agreement and the other Basic Documents. The owner trustee will not be obligated to monitor, supervise or enforce the performance of the depositor or NMAC under the Basic Documents, except as otherwise expressly specified in the Trust Agreement and in the other Basic Documents.

Amendment

The Trust Agreement may be amended by the parties thereto without the consent of any other person; provided that (i) either (A) any amendment that materially and adversely affects the noteholders will require the consent of such noteholders evidencing not less than a majority of the aggregate outstanding principal amount of the controlling class voting together as a single class, or (B) such amendment will not materially and adversely affect such noteholders, and (ii) any amendment that materially and adversely affects the interests of the certificateholder, the servicer or the indenture trustee will require the prior written consent of the persons whose interests are materially and adversely affected, provided, further that an opinion of counsel will be furnished to the indenture trustee and the owner trustee to the effect that such amendment or supplement will not affect the treatment of any outstanding notes for U.S. federal income tax purposes, or cause the issuing entity or the titling company to be classified as an association (or a publicly traded partnership) taxable as a corporation for U.S. federal income tax purposes. An amendment will be deemed not to materially and adversely affect the interests of the noteholders if (i) the Rating Agency Condition is satisfied with respect to such amendment, or (ii) the depositor delivers an officer’s certificate to the indenture trustee stating that the amendment will not materially and adversely affect such noteholders. The consent of the certificateholders or the servicer will be deemed to have been given if the depositor, does not receive a written objection from such person within ten (10) Business Days after a written request for such consent will have been given. The indenture trustee may, but will not be obligated to, enter into or consent to any such amendment that affects the indenture trustee’s own rights, duties, liabilities or immunities under the Basic Documents or otherwise.

[The Trust Agreement will not be amended in any way that would materially and adversely affect the rights of the [cap provider][swap counterparty] without the consent of the [cap provider][swap counterparty]; provided that the [cap provider’s][swap counterparty’s] consent to any such amendment may not be unreasonably withheld and will be deemed to have been given if the [cap provider][swap counterparty] does not object in writing within 10 days of receipt of a written request for such consent.]

Notwithstanding the foregoing, no amendment to the Trust Agreement will (i) reduce the interest rate or principal amount of any note, or change the due date of any installment of principal of or interest in any note, or the Redemption Price with respect thereto, without the consent of the holder of such note, or (ii) reduce the aggregate outstanding principal amount of the outstanding notes, the holders of which are required to consent to any matter without the consent of the holders of at least the majority of the aggregate outstanding principal amount of the outstanding notes which were required to consent to such matter before giving effect to such amendment.

The Trust Agreement may also be amended or supplemented from time to time, at the request of the holders of no less than 66 2/3% of all outstanding certificates (provided that if the depositor and its affiliates do not hold all of the certificates, then the certificates held by the depositor and its affiliates will not be deemed Outstanding for purposes of that amendment provision) to approve any trust purpose with respect to the issuing entity in addition to the purpose of conserving the property of the issuing entity and collecting and disbursing periodic income for the use and benefit of the certificateholders, upon not less than 90 days’ notice to each hired rating agency and each noteholder and subject to each of (1) the prior written notice to each hired rating agency of such action, and (2) the consent of the holders of at least 66 2/3% of all outstanding notes (including such notes, if any, owned by the issuing entity, the depositor, the servicer (as long as NMAC or an affiliate is the servicer) and their respective affiliates), and provided, further that an opinion of counsel will be furnished to the indenture trustee and the owner trustee to the effect that such amendment or supplement will not affect the treatment of any outstanding notes for U.S. federal income tax purposes, or cause the issuing entity or the titling company to be classified as an association (or a publicly traded partnership) taxable as a corporation for U.S. federal income tax purposes.

Under the Trust Agreement, the owner trustee will not be under any obligation to ascertain whether a Rating Agency Condition has been satisfied with respect to any amendment. When the Rating Agency Condition is satisfied with respect to such amendment, the servicer will deliver to a responsible officer of the owner trustee an officer’s certificate to that effect, and the owner trustee may conclusively rely upon the officer’s certificate from the servicer that a Rating Agency Condition has been satisfied with respect to such amendment.

DESCRIPTION OF THE TITLING COMPANY AGREEMENT

The following summary does not purport to be complete and is subject to, and qualified in its entirety by reference to, all the provisions of the Titling Company Agreement.

The 20[●]-[●] Series, Other Series and the Unallocated Assets Series

[NILT LLC][NMAC] holds the Unallocated Assets Certificate, which represents an interest in all Titling Company Assets other than Titling Company Assets allocated to, and associated with, the 20[●]-[●] Series or an Other Series. [NILT LLC][NMAC] may in the future establish or form one or more series of the titling company and may sell or pledge such series in connection with financings similar to the transaction described in this prospectus or other transactions. Each holder or pledgee of the Unallocated Assets Certificate or any series certificate (including the 20[●]-[●] Series Certificate) will be required to expressly waive any claim to all Titling Company Assets other than the assets related to such series and to fully subordinate any such claims to those other series if the waiver is not given full effect. Each holder or pledgee of the 20[●]-[●] Series will be required to expressly waive any claim to all Titling Company Assets, except for the 20[●]-[●] Series Assets, and to fully subordinate those claims to the Titling Company Assets if the waiver is not given effect. Except under the limited circumstances described under “Additional Legal Aspects of the Titling Company and the 20[●]-[●] Series—The 20[●]-[●] Series” in this prospectus, the 20[●]-[●] Series Assets will not be available to make payments in respect of, or pay expenses relating to, the Unallocated Assets Series or any Other Series. Assets of Other Series (the “Other Series Assets”) will not be available to make payments in respect of, or pay expenses relating to, the Titling Company Assets or the 20[●]-[●] Series.

All Titling Company Assets, including assets allocated to and associated with the 20[●]-[●] Series, will be owned by the titling company. The 20[●]-[●] Series Assets will be segregated from the rest of the Titling Company Assets on the books and records of the titling company, and the servicer and the holders of other series interests in the titling company — including the Unallocated Assets Series and any Other Series — will have no rights in or to those 20[●]-[●] Series Assets. Liabilities of the titling company will be respectively allocated to the 20[●]-[●] Series Assets, the Other Series and the Unallocated Assets Series if incurred in each case with respect thereto, or will be allocated pro rata among all Titling Company Assets if incurred with respect to the Titling Company Assets generally.

The Titling Company Agreement provides that the titling company will be operated in such a manner as NMAC, as administrator of the titling company, and the officers of the titling company deem reasonable and necessary or appropriate to preserve (a) the limited liability of the holders of the series certificates and [NILT LLC][NMAC] and their respective affiliates, (b) the separateness of the titling company from the respective businesses of the holders of the series certificates and [NILT LLC][NMAC] and their respective affiliates and (c) until the expiration of the period of one year and one day after the payment in full of all securities or loans the payments of which are derived in any material part from or collateralized by titling company assets, the bankruptcy-remote status of the titling company.

Titling Company Registrar Duties and Powers

Under the titling company’s limited liability company agreement, the titling company registrar will act as registrar for the issuance and transfer of certificates, including the 20[●]-[●] Series Certificate. The titling company registrar will make no representations as to the validity or sufficiency of the 20[●]-[●] Series or the 20[●]-[●] Series Certificate — other than the issuance of 20[●]-[●] Series Certificate — or of any lease, leased vehicle or related document, will not be responsible for performing any of the duties of [NILT LLC][NMAC], the administrator or the servicer and will not be accountable for the use or application by any owners of series interests in the Titling Company Assets of any funds paid in respect of the Titling Company Assets or the investment of any of such monies before such monies are deposited into the Accounts relating to the 20[●]-[●] Series and the Unallocated Assets Series. The titling company registrar will not independently verify facts concerning any leases or leased vehicles. NMAC, as administrator of the tiling company, will carry out certain duties of the titling company, such as continuing its legal existence, preparing and filing tax returns, submitting securities documentation and qualifying the titling company to engage in its specified purposes.

Except as otherwise expressly provided by the Delaware LLC Act or in the Titling Company Agreement, the titling company registrar will not be liable for the debts, obligations or liabilities of the titling company or any Series (whether arising in contract, tort or otherwise), including, under a judgment, decree or order of a court, solely by reason of being the titling company registrar or an officer or affiliate of any such person.

Liability; Indemnity of Titling Company Registrar

To the fullest extent permitted by law, neither NMAC, as administrator of the titling company, nor the titling company registrar will be liable or accountable under the Titling Company Agreement under any circumstances, except that neither NMAC, as administrator of the titling company, nor the titling company registrar will be relieved from liability (i) for its intentional misconduct, gross negligence or knowing violation of law, (ii) in the case of NMAC, for a default in the performance of its duties under the Titling Company Agreement or (iii) to the extent that the loss or damage giving rise to such liability results from the failure of certain representations or warranties of NMAC or the titling company registrar, as applicable, to be true and correct in all material respects as of the date as of which such representation or warranty was made. In particular, but not by way of limitation (and subject to the exceptions set forth in the preceding sentence), to the fullest extent permitted by law:

(i) neither the administrator nor the titling company registrar will be liable with respect to any action taken or omitted to be taken by it in accordance with the instructions of any holder of a series certificate delivered pursuant to the Titling Company Agreement with respect to such holder’s Series Interest;

(ii) neither the administrator nor the titling company registrar will be liable for any error of judgment made in good faith by an authorized officer of such person unless it is proved that the Administrator or the Titling Company Registrar, as the case may be, was grossly negligent in ascertaining the pertinent facts; and

(iii) neither the administrator nor the titling company registrar will be liable with respect to any action it takes or omits to take in good faith in accordance with a direction received by it from the holders of the series certificates pursuant to the Titling Company Agreement.

NMAC, as administrator of the titling company, will indemnify and hold harmless the titling company registrar against any and all loss, liability or expense (including attorneys’ fees and expenses and the costs and expenses of enforcing the indemnity obligations of NMAC) incurred by it in connection with the administration of the Titling Company Agreement and the performance of its duties thereunder. Neither NMAC[, NILT LLC] or any other person is required to reimburse any expense or indemnify against any loss, liability or expense incurred by the titling company registrar through the titling company registrars’ own willful misconduct, gross negligence or bad faith.

Termination

If all of the 20[●]-[●] Series Assets allocated to, or associated with, the 20[●]-[●] Series have been liquidated into cash and distributed, then, at the direction of the holder of the 20[●]-[●] Series Certificate, the 20[●]-[●] Series Interest will be terminated and the 20[●]-[●] Series Certificate will be returned to the titling company registrar and cancelled. The termination and winding up of a series of the titling company will not, in itself, cause a dissolution of the titling company or the termination of any other series.

Issuing Entity as Third-Party Beneficiary

As the holder of the 20[●]-[●] Series Certificate, the issuing entity will be a third-party beneficiary of the Titling Company Agreement. Therefore, the issuing entity may, and, upon the direction of holders of the notes and, if any, certificates holding at least a majority of the aggregate unpaid principal amount of such notes, unless a higher percentage is required by the Titling Company Agreement or the Indenture, voting together as a single class, will exercise any right conferred by the Titling Company Agreement upon a holder of any interest in the 20[●]-[●] Series. However, during the term of the Indenture, the issuing entity will pledge the 20[●]-[●] Series Certificate to the indenture trustee and any action with respect to the 20[●]-[●] Series must be approved by the noteholders in such percentage as is required by the Indenture.

Amendment

The Titling Company Agreement may be amended by the parties thereto, with the consent of each holder materially and adversely affected thereby; provided, however, that the consent of the holder is not required if (i)(A) the purpose of such amendment or supplement is to cure any ambiguity, to correct or supplement any provision of the Titling Company Agreement that may be inconsistent with any other provision of such agreement, to add any provision that provides additional rights to holders or to ensure that none of the titling company or any series or one or more beneficiaries or holders is classified as an association (or publicly traded partnership) taxable as a corporation for U.S. federal income tax purposes and (B) such amendment or supplement will not, in the good faith judgment of [NILT LLC and] NMAC, as administrator, materially and adversely affect the interest of any holder, (ii) an opinion of counsel or an officer’s certificate is delivered to the titling company registrar to the effect that such amendment or supplement will not materially and adversely affect the interest of any holder which has not consented to such amendment or (iii) if the Rating Agency Condition is satisfied with respect to such amendment or supplement.

DESCRIPTION OF THE SERVICING AGREEMENT

Under the Servicing Agreement, the servicer will perform on behalf of the titling company all of the obligations of the lessor under the leases, including, but not limited to, collecting and processing payments, responding to inquiries of lessees, investigating delinquencies, sending payment statements, paying costs of the sale or other disposition of Matured Vehicles or leased vehicles returned to, or repossessed by, the servicer in connection with a Credit Termination (“Defaulted Vehicles”) and servicing the leases, including accounting for collections, furnishing periodic statements to the titling company with respect to distributions and generating U.S. federal and state income tax information. In this regard, the servicer will make commercially reasonable efforts to collect all amounts due on or in respect of the leases and, in a manner consistent with the Servicing Agreement, will be obligated to service the leases with the same degree of care and diligence as (i) NMAC employs in servicing leases and leased vehicles serviced by NMAC in its own account regardless of whether such leases and leased vehicles are assigned to the titling company, or (ii) if NMAC is no longer the servicer, is customarily exercised by prudent servicers employed to service retail leases of automobiles, sport utility vehicles or light-duty trucks, as applicable, for themselves or others. Each series will be a third-party beneficiary of the related Servicing Agreement. Consistent with the foregoing, the servicer may in its discretion waive any Administrative Charges, in whole or in part, in connection with any delinquent payments due on a lease. Administrative Charges are additional compensation payable to the servicer. See “—Servicing Compensation” below. Accordingly, the amount of Administrative Charges actually waived by the servicer during any Collection Period will not be included in the Collections received by the servicer for the notes. See “— Collections” below.

The Servicing Agreement will require the servicer to obtain all licenses and make all filings required to be held or filed by the titling company in connection with the ownership of leases and leased vehicles and take all necessary steps to maintain evidence of the titling company’s ownership on the certificates of title to the leased vehicles.

The servicer will be responsible for filing all periodic sales and use tax or property, real or personal, tax reports, periodic renewals of licenses and permits, periodic renewals of qualifications to act as a statutory trust and other periodic regulatory filings, registrations or approvals arising with respect to or required of the titling company.

Representations and Warranties; Remedies

General

NMAC, pursuant to the Servicing Agreement, will make certain representations and warranties with respect to each lease as of the cutoff date (the “Eligibility Representations”). The Eligibility Representations include, among other representations, representations regarding the economic terms of each lease, the enforceability of the lease against the related lessee, the characterization of the lease under the UCC, the characteristics of the leased vehicle to which such lease relates, the titling company’s ownership of the lease and the compliance of the origination of that lease with applicable law. The Eligibility Representations relate primarily to the origination of the leases and do not typically relate to the creditworthiness of the related lessees or the collectability of the leases. The issuing entity’s rights under the Servicing Agreement, including the Eligibility Representations, will be pledged to the indenture trustee for the benefit of the noteholders. The Servicing Agreement will also provide that if the titling company, the servicer, the trustee of the issuing entity or the depositor discovers, or upon actual knowledge by a responsible officer of the indenture trustee of, a breach of any Eligibility Representation which materially and adversely affects the related securityholders’ interest in the lease or leased vehicle, and which breach is not cured in all material respects prior to the end of the Collection Period that includes the 60th day (or, if the servicer elects, the end of the first Collection Period following discovery) after the date that the servicer discovers such breach (whether pursuant to notice or otherwise), the noncompliant lease and related leased vehicle (and any other related 20[●]-[●] Series Assets) will be reallocated to the Unallocated Assets Series or an Other Series on the Business Day immediately preceding the payment date (each a “Deposit Date”) related to such Collection Period. In connection with this reallocation, the servicer will be required to deposit (or cause to be deposited) into the Series Collection Account the Repurchase Payment on the Deposit Date following the end of the Collection Period. Any such breach will be deemed not to materially and adversely affect the securityholders’ interest in that lease and the leased vehicles if it does not affect the ability of the issuing entity to receive and retain timely payments in full on such lease and receive and retain the proceeds of such leased vehicle.

An investor wishing to direct the indenture trustee to request a reallocation and payment of the Repurchase Payment as described above may contact the indenture trustee in writing with the details of the claimed breach of an Eligibility Representation and the related lease and leased vehicle. If the requesting investor is not a noteholder as reflected on the note register, the indenture trustee may require that the requesting investor provide verification documents to confirm that the requesting investor that it is, in fact, a beneficial owner of notes. NMAC and the depositor will be responsible for reimbursing the indenture trustee for any expenses incurred in connection with such disclosure. Repurchase requests that are not resolved to the reasonable satisfaction of the requesting party may, subject to certain conditions, be resolved via dispute resolution proceedings as described in “Description of the Indenture—Requests to Repurchase and Dispute Resolution”.

Asset Representations Review

As discussed above under “—Representations and Warranties; Remedies,” the servicer will make the Eligibility Representations regarding the leases. The asset representations reviewer will be responsible for performing a review of the Subject Leases (as defined below) for compliance with the Eligibility Representations when the asset review conditions have been satisfied. In order for the asset review conditions to be satisfied, the following two events must have occurred:

•	The Delinquency Percentage for any determination date exceeds the Delinquency Trigger [for that determination date], as described below under “—Delinquency Trigger”; and

•	The investors have voted to direct a review of the applicable Subject Leases pursuant to the process described below under “—Asset Review Voting”.

If the review conditions are satisfied (the first date on which the review conditions are satisfied is referred to as the “Review Satisfaction Date”), then the asset representations reviewer will perform an Asset Review as described under “—Asset Review” below.

Delinquency Trigger

On or prior to each determination date, the servicer will calculate the Delinquency Percentage for the related Collection Period. The “Delinquency Percentage” for each payment date and the related Collection Period is an amount equal to the ratio (expressed as a percentage) of (i) the Aggregate Securitization Value of all 60-Day Delinquent Leases as of the last day of that Collection Period to (ii) the Aggregate Securitization Value of all leases as of the last day of that Collection Period. “60-Day Delinquent Leases” means, as of any determination date, all leases (other than any Liquidated Leases, leases that have been reallocated to the Unallocated Assets Series or an Other Series or purchased as of the last day of a Collection Period by the servicer pursuant to the Servicing Agreement and leases related to Defaulted Vehicles) that are 60 or more days delinquent as of such date (or, if such date is not the last day of a Collection Period, as of the last day of the Collection Period immediately preceding such date), as determined in accordance with the servicer’s customary servicing practices. The “Delinquency Trigger” for any determination date and the related Collection Period is [[●]%] [the percentage set forth below for the payment dates set forth below:

Payment Date	Delinquency Trigger
[Month, Year] through [Month, Year]	[	●]%
[Month, Year] through [Month, Year]	[	●]%
[Month, Year] through [Month, Year]	[	●]%]

NMAC believes that the Delinquency Trigger is appropriate based on an analysis of the historical rate of leases 60 days or more delinquent over the life of NMAC’s [securitized portfolios of leases and leased vehicles] from [●] through [●] (the “Reference Portfolios”). The [initial] Delinquency Trigger was calculated as a multiple of [●] times the [previous historical peak] [average] 60-Day Delinquent Leases ratio of the Reference Portfolios. [NMAC then applied a multiple of [●] to the [average] [peak] 60-Day Delinquent Lease percentage observed at month [●], month [●] and month [●] in the Reference Portfolios and rounded to the nearest 0.05%.] [An average] [The previous historical peak] of the delinquency ratio was utilized to account for typical seasonal increases in delinquencies. Because the Reference Portfolio experience that was analyzed covered a range of general economic conditions[ (including several periods of economic recession)], NMAC believes that the Reference Portfolios provide an appropriate reference point for the potential delinquency performance of the leases in a variety of general economic scenarios. [By applying a multiple to the historical peak, NMAC intends to distinguish the level of delinquencies in the pool that may result from a recession or similar general economic occurrence from the level of delinquencies that might signal one or more Eligibility Representations have been breached with respect to a material portion of the pool.]

“Subject Leases” means, for any Asset Review, all 60-Day Delinquent Leases as of the end of the Collection Period immediately preceding the related Review Satisfaction Date.

Asset Review Voting

The Payment Date Certificate delivered by the servicer on each determination date, which will be filed by the depositor as an exhibit to the Form 10-D with respect to the related Collection Period, will disclose whether the Delinquency Percentage on any payment date exceeds the Delinquency Trigger [for that payment date]. If the Delinquency Percentage on any payment date exceeds the applicable Delinquency Trigger, then investors holding at least 5% of the aggregate outstanding principal amount of the notes (as of the filing of the Form 10-D that disclosed the Delinquency Percentage) (the “Instituting Noteholders”) may elect to initiate a vote to determine whether the asset representations reviewer should conduct the review described under “—Asset Review” below by giving written notice to the indenture trustee of their desire to institute such a vote within 90 days after the filing of the Form 10-D disclosing that the Delinquency Percentage exceeds the Delinquency Trigger. If any of the Instituting Noteholders is not a noteholder as reflected on the note register, the indenture trustee may require that investor to provide verification documents to confirm that the investor that it is, in fact, a beneficial owner of notes. NMAC and the depositor will be responsible for any expenses incurred in connection with such disclosure and reimbursing any expenses incurred by the indenture trustee in connection therewith. In determining whether investors holding 5% of the aggregate outstanding principal amount of the notes have elected to initiate a vote, any notes owned by the issuing entity, the depositor, the servicer or any of their respective affiliates (including NMAC, as sponsor) will not be considered outstanding. See “The Notes—Notes Owned by the Issuing Entity, the Depositor, the Servicer and their Affiliates.”

If the Instituting Noteholders initiate a vote as described in the preceding paragraph, the indenture trustee will submit the matter to a vote of all noteholders and the depositor will disclose on Form 10-D that a vote has been called. The vote will remain open until the 120th day after the filing of the Form 10-D disclosing that the Delinquency Percentage exceeds the Delinquency Trigger. The “Noteholder Direction” will be deemed to have occurred if investors representing at least a majority of the voting investors vote in favor of directing a review by the asset representations reviewer. Following the completion of the voting process, the next Form 10-D filed by the depositor will disclose whether or not a Noteholder Direction has occurred. The sponsor, the depositor and the issuing entity are required under the Basic Documents to reasonably cooperate with the indenture trustee to facilitate the voting process. The indenture trustee may set a record date for purposes of determining the identity of investors entitled to vote in accordance with TIA Section 316(c).

Within five Business Days of the Review Satisfaction Date, the indenture trustee will send a notice (the “Review Notice”) to the sponsor, the depositor, the servicer and the asset representations reviewer specifying that the asset review conditions have been satisfied and providing the applicable Review Satisfaction Date. Within [●] days of receipt of such notice, the servicer will provide the asset representations reviewer, with a copy to the indenture trustee, a list of the Subject Leases.

Fees and Expenses for Asset Review

As described under “Distributions on the Notes—Fees and Expenses”, the asset representations reviewer will be paid [an annual][a monthly] fee of $[●] from the sponsor in accordance with the Asset Representations Review Agreement. However, that annual fee does not include the fees and expenses of the asset representations reviewer in connection with an asset review of the Subject Leases. Under the Asset Representations Review Agreement, the asset representations reviewer will be entitled to receive a fee of $[●] [for each Subject Lease for which the Asset Review was started] [per hour for its time spent conducting the Asset Review] [reflecting the flat negotiated total cost of a given Asset Review]. The asset representations reviewer will also be reimbursed for all reasonable out-of-pocket expenses incurred or made by it. All fees payable to, and expenses incurred by, the asset representations reviewer in connection with the Asset Review (the “Review Expenses”) will be payable by NMAC and, to the extent the Review Expenses remain unpaid after 60 days, they will be payable out of amounts on deposit in the Series Collection Account as described under “Distributions on the Notes—Deposits to the Distribution Accounts; Priority of Payments” in this prospectus.

Asset Review

The asset representations reviewer will perform a review of the Subject Leases for compliance with the Eligibility Representations (an “Asset Review”) in accordance with the procedures set forth in the Asset Representations Review Agreement. These procedures will generally involve comparing the Eligibility Representations to a variety of sources, including the data points contained in the data tape that relate to the Eligibility Representations, the original lease contract and other documents in the lease file, and other records of the servicer with respect to the Subject Leases. If the servicer notifies the asset representations reviewer that a Subject Lease was prepaid in full by the lessee or was subject to a Pull-Forward, or reallocated away from the 20[●]-[●] Series before the review report is delivered, the asset representations reviewer will terminate the tests of that lease and the Asset Review of that lease will be considered complete. If a Subject Lease was included in a prior Asset Review, the asset representations reviewer will only conduct additional tests on any such duplicate Subject Lease if the asset representations reviewer has reason to believe that the prior Asset Review with respect to such Subject Lease was conducted in a manner that would not have ascertained compliance with one or more Eligibility Representations. Otherwise, the asset representations reviewer will not conduct additional tests on such duplicate Subject Lease, and will include the result of the previous tests in the review report. The servicer will render reasonable assistance, including granting access to copies of any underlying documents, to the asset representations reviewer to facilitate the Asset Review, and will provide the asset representations reviewer with access to the lease files and all other relevant documents related to each Subject Lease and leased vehicle. The servicer will provide access to these materials within ten days after receipt of the Review Notice. However, the servicer may redact these materials to remove any personally identifiable customer information. The Asset Review will not determine whether noncompliance with the Eligibility Representations should result in a repurchase of the related Subject Lease and leased vehicle under the Basic Documents and the asset representations reviewer will not determine the reason for the delinquency of any lease and leased vehicle, the creditworthiness of any lessee, the overall quality of any leases or the compliance by the servicer with its covenants with respect to the servicing of the leases and leased vehicles.

Under the Asset Representations Review Agreement, the asset representations reviewer is required to complete its review of the Subject Leases by the 60th day after receiving access to the review materials from the servicer. However, if additional review materials are provided to the asset representations reviewer in accordance with the Asset Representations Review Agreement, the review period will be extended for an additional 30 days. Upon completion of its review, the asset representations reviewer will provide a report to the indenture trustee, the sponsor and the depositor of the findings and conclusions of the review of the Subject Leases, and the Form

10-D filed by the depositor with respect to the Collection Period in which the asset representations reviewer’s report is provided will include a summary of those findings and conclusions.

The asset representations reviewer will only be responsible for determining whether there was a noncompliance with any Eligibility Representation with respect to any Subject Leases. If the asset representations reviewer determines that there was such noncompliance, the sponsor and the depositor will investigate whether the noncompliance resulted in a breach that materially and adversely affects the interests of the noteholders or certificateholders in the Subject Leases such that the servicer would be required to reallocate the lease and the related leased vehicle. In conducting this investigation, the sponsor and the depositor, as applicable, will refer to the information available to it, including the asset representations reviewer’s report.

Custody of Lease Documents and Certificates of Title

To reduce administrative costs and ensure uniform quality in the servicing of the leases and NMAC’s own portfolio of leases, the titling company will appoint the servicer as its agent, bailee and custodian of the leases, the certificates of title relating to the leased vehicles, the insurance policies and insurance records and other documents related to the leases and the related lessees and leased vehicles. Such documents will not be physically segregated from other leases, certificates of title, insurance policies and insurance records or other documents related to other leases and vehicles owned or serviced by the servicer, including leases and vehicles that are part of the Unallocated Assets Series or Other Series Assets. The accounting records and computer systems of NMAC will reflect the inclusion of the leases and leased vehicles in the 20[●]-[●] Series Assets and the interest of the holders of the 20[●]-[●] Series Certificate therein.

Collections

Collections with respect to any Collection Period will include all net collections collected or received in respect of the 20[●]-[●] Series Assets during such Collection Period, including (in each case to the extent not duplicative) the following amounts (the “Collections”):

(1)

Monthly Payments (including payments ahead and Pull-Forward Payments, when received), amounts paid to the servicer to purchase a leased vehicle and any other payments under the leases (other than Administrative Charges),

(2)	Repurchase Payments made by the servicer,

(3)	Monthly Scheduled Termination Sale Proceeds,

(4)	Monthly Early Termination Sale Proceeds (which includes Early Termination Charges),

(5)	Net Liquidation Proceeds,

(6)	Net Insurance Proceeds,

(7)	Remaining Net Auction Proceeds,

(8)	Remaining Payoffs,

(9)	Excess Mileage and Excess Wear and Tear Charges,

(10)	Recoveries, and

(11)	Residual Value Surplus.

“Early Termination Purchase Option Price” will mean, with respect to any lease that is terminated prior to its Lease Maturity Date, the amount paid by the related lessee or a dealer to purchase the related leased vehicle.

“Monthly Early Termination Sale Proceeds” will mean, with respect to a Collection Period, all (i) amounts paid by lessees or dealers with respect to Early Termination Purchase Option Price payments during such Collection Period and (ii) Net Auction Proceeds received by the servicer in such Collection Period for leased vehicles with respect to which the related leases were terminated and that were sold in such Collection Period on or after the termination of the related leases prior to their respective Lease Maturity Dates, reduced by amounts required to be remitted to the related lessees under applicable law.

“Monthly Scheduled Termination Sale Proceeds” will mean, with respect to a Collection Period, all (i) amounts paid by lessees or dealers if either the lessee or a dealer elects to purchase a leased vehicle for its contract residual following a termination of the related lease at its Lease Maturity Date and (ii) Net Auction Proceeds received by the servicer during such Collection Period for leased vehicles that matured and were sold in such Collection Period on or after the termination of the related leases at their respective Lease Maturity Dates plus all Net Insurance Proceeds, reduced by amounts required to be remitted to the related lessees under applicable law.

“Recoveries” will mean, with respect to a Collection Period, the sum of all amounts received (net of taxes) with respect to leases that (a) became Liquidated Leases before such Collection Period and (b) have reached their respective Lease Maturity Dates or were terminated as a result of Early Lease Terminations before such Collection Period and with respect to which the proceeds from the sale of the related leased vehicles were received before such Collection Period, minus any amounts remitted to the related lessees as required by law.

“Remaining Net Auction Proceeds” will mean Net Auction Proceeds less amounts included in Monthly Scheduled Termination Sale Proceeds, Monthly Early Termination Sale Proceeds and Liquidation Proceeds.

“Remaining Payoffs” will mean amounts paid to the servicer to purchase leased vehicles, less amounts included in Monthly Scheduled Termination Sale Proceeds and Monthly Early Termination Sale Proceeds.

Monthly Remittance Condition. The servicer will deposit all payments (including any Repurchase Payments made by the servicer) on the related leases and leased vehicles collected during the Collection Period into the Series Collection Account within two Business Days of identification thereof. However, so long as NMAC is the servicer, if the Monthly Remittance Condition is satisfied, the servicer may retain such amounts received during a Collection Period until the Business Day preceding the payment date such amounts are required to be disbursed. If NMAC is the servicer and no servicer default has occurred and is continuing, the “Monthly Remittance Condition” will be satisfied if (a) NMAC’s short-term unsecured debt obligations are rated at least “[●]” by [●] and “[●]” by [●]; (b) NMAC obtains a letter of credit or certain other arrangements are made and the Rating Agency Condition is satisfied; (c) NMAC otherwise satisfies each hired rating agency’s requirements; or (d) if the aggregate principal amount of the applicable notes outstanding on the closing date reduced by all payments of principal made in respect thereof on or prior to such date (the “Outstanding Amount”) is reduced to zero and 100% of the outstanding certificates are owned by the issuing entity, the depositor, the servicer (so long as NMAC or an affiliate is the servicer) and their respective affiliates. Notwithstanding the foregoing, if a subsequent Public ABS Transaction sets forth alternative conditions for making monthly deposits to the Series Collection Account, then, if the Rating Agency Condition is satisfied, the servicer will no longer be bound by the conditions to making monthly deposits as required by the Servicing Agreement, and will instead be subject to the conditions to making monthly deposits as required by the subsequent Public ABS Transaction. The servicer will be entitled to withhold, or to be reimbursed from amounts otherwise payable into or on deposit in the Series Collection Account, certain advances previously paid to the issuing entity. Except in certain circumstances described in the related Servicing Agreement, pending deposit into the Series Collection Account, Collections may be used by the servicer at its own risk and for its own benefit and will not be segregated from its own funds. See “Risk Factors—Risks related to the servicer and other transaction parties—You may suffer losses on your notes if the servicer holds collections and commingles them with its own funds” in this prospectus.

Net Deposits. NMAC (as servicer or in any other capacity) will be permitted to deposit into the Series Collection Account only the net amount distributable to the issuing entity on the related Deposit Date. The servicer will, however, account to the issuing entity, the related titling company, the Trust Agent, the owner trustee, the indenture trustee and the noteholders and the certificateholder as if all of the deposits and distributions described herein were made individually. This provision has been established for the administrative convenience of the parties involved and will not affect amounts required to be deposited into the Accounts. If the servicer were unable to remit the funds with respect to the notes as described above, the noteholders might incur a loss. See “Risk Factors—Risks related to the servicer and other transaction parties—You may suffer losses on your notes if the servicer holds collections and commingles them with its own funds” in this prospectus.

Sale and Disposition of Leased Vehicles

Under the Servicing Agreement, the servicer, on behalf of the issuing entity, will sell or otherwise dispose of Defaulted Vehicles and Matured Vehicles. In connection with such sale or other disposition, within two Business Days of receipt (unless the Monthly Remittance Condition is met), the servicer will deposit into the Series Collection Account all Net Auction Proceeds received during the related Collection Period. However, so long as the servicer is making Sale Proceeds Advances, the servicer may retain all Net Auction Proceeds received during a Collection Period until such amounts are required to be disbursed on the next payment date.

Purchase of Leased Vehicles Before Their Lease Maturity Dates

In addition to reallocations of leases and related leased vehicles under the circumstances described under “Description of the Servicing Agreement—Representations and Warranties; Remedies” in this prospectus, if the servicer grants a Term Extension with respect to a lease, the servicer will, on or before the last day of the second Collection Period following the Collection Period in which such extension was granted, (i) deposit or cause to be deposited into the Series Collection Account an amount equal to the Repurchase Payment and (ii) direct the titling company to either reallocate such lease and the related leased vehicle from the 20[●]-[●] Series to the Unallocated Assets Series or an Other Series [or cause such lease and the related leased vehicle to be conveyed to the servicer].

Notification of Liens and Claims

The servicer will be required to notify as soon as practicable the depositor (if NMAC is not acting as the servicer), the indenture trustee and the titling company of all liens or claims of any kind of a third-party that would materially and adversely affect the interests of, among others, the depositor, the issuing entity or the titling company in any lease or leased vehicle. When the servicer becomes aware of any such lien or claim with respect to any lease or leased vehicle, it will take whatever action it deems reasonably necessary to cause that lien or claim to be removed.

Advances

To the extent provided in this prospectus, if payment on a lease is not received in full by the end of the month in which it is due, the servicer, subject to limitations set forth below, on each Deposit Date, [may][is obligated to make], by deposit into the Series Collection Account, a Monthly Payment Advance in respect of the unpaid Monthly Payment of the related leased vehicles, and a Sales Proceeds Advance in respect of the Securitization Value of leases relating to certain Matured Vehicles. In making Advances, the servicer [may][will] assist in maintaining a regular flow of scheduled payments on the leases and, accordingly, in respect of the notes, rather than guarantee or insure against losses. Accordingly, all Advances will be reimbursable to the servicer, without interest, as described below and in this prospectus.

Monthly Payment Advances. If a lessee makes a Monthly Payment that is less than the total Monthly Payment billed with respect to the lessee’s vehicle for the related Collection Period, the servicer [may][will be required to] make a Monthly Payment Advance in an amount equal to the difference between (a) the amount of the Monthly Payment due, and (b) the actual lessee payment received less amounts thereof allocated to monthly sales, use, lease or other taxes. The servicer [may][will be required to] make a Monthly Payment Advance only to the extent that it determines that the Monthly Payment Advance will be recoverable from future payments or collections on the related lease or leased vehicle or otherwise.

The servicer will be entitled to reimbursement of all Monthly Payment Advances from (a) subsequent payments made by the related lessee in respect of the Monthly Payment due or (b) if the Monthly Payment Advance has been outstanding for at least 90 days after the end of the Collection Period in respect of which such Monthly Payment Advance was made, from the Series Collection Account.

Sales Proceeds Advances. If the servicer does not sell or otherwise dispose of a leased vehicle that became a Matured Vehicle by the end of the related Collection Period, on the related Deposit Date, the servicer [may][will be required to] make a Sales Proceeds Advance to the issuing entity an amount equal to, if the related lease (i) terminated early but is not a lease in default, the Securitization Value, and (ii) relates to a leased vehicle that matured on its scheduled termination date, the Base Residual. The servicer [may][will be required to] make a Sales Proceeds Advance only to the extent that it determines that the Sales Proceeds Advance will be recoverable from future payments or collections on the related lease or leased vehicle or otherwise.

If the servicer sells a Matured Vehicle after making a Sales Proceeds Advance, the Net Auction Proceeds will be paid to the servicer up to the amount of the Securitization Value of the related leases, and the Residual Value Surplus will be deposited into the Series Collection Account. If the Net Auction Proceeds are insufficient to reimburse the servicer for the entire Sales Proceeds Advance, the servicer will be entitled to reimbursement of the difference from the Collections on the related 20[●]-[●] Series Assets, in respect of one or more future Collection Periods and retain such amount as reimbursement for the outstanding portion of the related Sales Proceeds Advance.

If the servicer has not sold a Matured Vehicle within six months after it has made a Sales Proceeds Advance, it may be reimbursed for that Sales Proceeds Advance from amounts on deposit in the Series Collection Account. Within six months of receiving that reimbursement, if the related leased vehicle has not been sold, the servicer will, if permitted by applicable law, cause that leased vehicle to be sold at auction and will remit the proceeds (less expenses) associated with the disposition of that leased vehicle to the Series Collection Account.

Insurance on Leased Vehicles

Each lease will require the related lessee to maintain in full force and effect during the related Lease Term a comprehensive collision and physical damage insurance policy covering the actual cash value of the related leased vehicle and naming the titling company as loss payee. Additionally, the lease requires that the lessee maintain vehicle liability insurance in amounts equal to the greater of the amount prescribed by applicable state law, or industry standards, as set forth in the related lease (to the extent permitted by applicable law), naming the titling company as an additional insured.

Because lessees may choose their own insurers to provide the required coverage, the actual terms and conditions of their policies may vary. If a lessee fails to obtain or maintain the required insurance, the related lessee will be deemed in default under the lease.

NMAC does not require lessees to carry credit disability, credit life or credit health insurance or other similar insurance coverage that provides for payments to be made on the leases on behalf of such lessees in the event of disability or death. To the extent that such insurance coverage is obtained on behalf of a lessee, payments received in respect of such coverage may be applied to payments on the related lease.

Realization Upon Liquidated Leases

The servicer will use commercially reasonable efforts to repossess and liquidate Defaulted Vehicles. Such liquidation may be effected through repossession of Defaulted Vehicles and their disposition, or the servicer may take any other action permitted by applicable law. The servicer may enforce all rights of the lessor under the related Liquidated Lease, sell the related Defaulted Vehicle in accordance with such Liquidated Lease and commence and pursue any proceedings in connection with such Defaulted Vehicle. In connection with any such repossession, the servicer will follow such practices and procedures as it deems necessary or advisable and as are normal and usual in the industry, and in each case in compliance with applicable law, and to the extent more exacting, the practices and procedure used by the servicer in respect of leases serviced by it for its own account. The servicer will be responsible for all costs and expenses incurred in connection with the sale or other disposition of Defaulted Vehicles, but will be entitled to reimbursement to the extent such costs constitute Disposition Expenses or reasonable out-of-pocket expenses incurred by the servicer in connection with the attempted realization of the full amounts due or to become due under any Liquidated Lease (“Liquidation Expenses”). Proceeds from the sale or other disposition of repossessed leased vehicles will constitute Liquidation Proceeds and will be deposited into the Series Collection Account net of any reimbursable Disposition Expenses and Liquidation Expenses.

A “Liquidated Lease” will mean a lease that is terminated and charged off by the servicer prior to its Maturity Date following a default thereunder. Collections in respect of a Collection Period will include all Net Auction Proceeds and Net Liquidation Proceeds collected during that Collection Period.

Servicer Records, Determinations and Reports

The servicer will retain or cause to be retained all data — including computerized records, operating software and related documentation — relating directly to or maintained in connection with the servicing of the leases. Upon the occurrence and continuance of a servicer default and termination of the servicer’s obligations under the Servicing Agreement, the servicer will use commercially reasonable efforts to effect the orderly and efficient transfer of the servicing of the leases to a successor servicer.

The servicer will perform certain monitoring and reporting functions on behalf of the depositor, the issuing entity, the trustees and the securityholders, including the preparation and delivery to the indenture trustee, the related owner trustee and each related paying agent, on or before the tenth calendar day of each month or if the tenth day is not a Business Day, the next succeeding Business Day, of a certificate setting forth all information necessary to make all distributions required in respect of the related Collection Period as described under “Distributions on the Notes—Payment Date Certificate” in this prospectus, and the preparation and delivery of statements setting forth the information described under “Description of the Servicing Agreement—Evidence as to Compliance” in this prospectus, and an annual officer’s certificate specifying the occurrence and status of any servicer default.

Evidence as to Compliance

Under the Servicing Agreement, on or before the last day of the third month after the end of each fiscal year of the servicer (commencing on the first year after the issuance of the notes), the servicer will be required to deliver to the owner trustee, the indenture trustee and each hired rating agency a report, which will be deemed to be delivered upon filing such report with the SEC, assessing the servicer’s compliance with the servicing criteria set forth in the relevant SEC regulations for asset-backed securities transactions, including Item 1122 of Regulation AB, as of and for the period ending the end of each fiscal year of the issuing entity and such servicer’s assessment report will identify any material instance of noncompliance, so long as the depositor is filing the servicer’s assessment report with respect to the issuing entity under the Exchange Act. Under the Servicing Agreement, so long as the depositor is filing the attestation report with respect to the issuing entity under the Exchange Act, on or before the last day of the third month after the end of each fiscal year of the servicer (commencing on the first year after the issuance of the notes), the servicer will cause a firm of independent certified public accountants to furnish an attestation report to the issuing entity, the indenture trustee and each hired rating agency as to the servicer’s assessment report of its compliance with the applicable servicing criteria set forth under Item 1122 of Regulation AB during the servicer’s preceding fiscal year (or since the date of the issuance of the notes in the case of the first such statement), which will be deemed furnished upon filing such report with the SEC. The form of assessment report and attestation report required under the Servicing

Agreement may be deleted or replaced by any similar form using any standards that are now or in the future in use by servicers of comparable assets or which otherwise comply with any note, regulation, “no action” letter or similar guidelines promulgated by the SEC. The Servicing Agreement will also require that the servicer deliver to the owner trustee, the indenture trustee and each hired rating agency, on or before the last day of the third month after the end of each fiscal year of the servicer (commencing on the first year after the issuance of the notes), an officer’s certificate with respect to the prior fiscal year of the servicer (or with respect to the initial officer’s certificate, the period from the date of the initial issuance of the notes to the end of the fiscal year of the servicer), stating that a review of the activities of the servicer during the preceding twelve-month (or shorter) period and of its performance under the Servicing Agreement has been made under such officer’s supervision and to the best of such officer’s knowledge, based on such review, the servicer has fulfilled all its obligations under the Servicing Agreement throughout such twelve-month (or shorter) period in all material respects, or, if there has been a failure to fulfill any such obligation, specifying each such failure known to such officer and the nature and status thereof.

Copies of such statements, certificates and reports may be obtained by noteholders or the certificateholders by a request in writing addressed to the indenture trustee or the owner trustee, as the case may be, at the related corporate trust office. The annual servicer report, the annual attestation report, the annual servicer’s statement of compliance and any areas of material non-compliance identified in such reports will be included in the issuing entity’s annual report on Form 10-K.

Servicing Compensation

The servicer will be entitled to compensation for the performance of its servicing and administrative obligations with respect to the 20[●]-[●] Series Assets under the Servicing Agreement. The servicer will be entitled to receive a fee in respect of the related 20[●]-[●] Series Assets described in “Additional Information Regarding the Securities—Compensation for Servicer and Administrative Agent” in this prospectus. The servicer will also be entitled to additional compensation in the form of (i) interest and other investment earnings (net of losses and expenses) on investment of funds in the Reserve Account and the Series Collection Account, and (ii) expense reimbursement, administrative fees or similar charges paid with respect to the leases, including disposition fees and any late payment fees and extension fees now or later in effect (collectively, the “Administrative Charges”). The servicer will pay all expenses incurred by it in connection with its servicing and administration activities under the related Servicing Agreement and will not be entitled to reimbursement of such expenses except for unpaid Disposition Expenses, Insurance Expenses, Liquidation Expenses and Reimbursable Expenses. The servicer will be entitled to be reimbursed for Disposition Expenses, Insurance Expenses and Liquidation Expenses by depositing only Net Insurance Proceeds, Net Auction Proceeds and Net Liquidation Proceeds into the Series Collection Account. For more information regarding the reimbursement of Disposition Expenses and Insurance Expenses, you should refer, respectively, to “The Leases—Early Termination,” “Description of the Servicing Agreement—Advances” and “—Realization Upon Liquidated Leases” in this prospectus. The servicer will have no responsibility, however, to pay any losses with respect to any Titling Company Assets.

The servicing fee described in “Distributions on the Notes—Compensation for Servicer and Administrative Agent” in this prospectus will compensate the servicer for performing the functions of a third-party servicer of the leases as an agent for the titling company under the Servicing Agreement, including collecting and processing payments, responding to inquiries of lessees, investigating delinquencies, sending payment statements, paying costs of the sale or other disposition of the Matured Vehicles and Defaulted Vehicles, overseeing the 20[●]-[●] Series Assets and servicing the leases, including making Advances, accounting for collections, furnishing monthly and annual statements to the titling company with respect to distributions and generating U.S. federal income tax information.

Servicer Resignation and Termination

The servicer may not resign from its obligations and duties under the related Servicing Agreement unless it determines that its duties thereunder are no longer permissible by reason of a change in applicable law. No such resignation will become effective until the date upon which the servicer becomes unable to act as servicer, as specified in its resignation notice, unless a successor servicer has already assumed the servicer’s obligations under the Servicing Agreement. The servicer may not assign a Servicing Agreement or any of its rights, powers, duties or obligations thereunder except as otherwise provided therein, or except in connection with a consolidation, merger, conveyance, transfer or assignment made in compliance with the Servicing Agreement.

The rights and obligations of the servicer under the Servicing Agreement may be terminated following the occurrence and continuance of a servicer default, as described under “—Servicer Defaults” below.

Indemnification by and Limitation of Liability of the Servicer

The servicer will indemnify the titling company, the titling company registrar and the related securityholders for any loss, liability, claim, damage or reasonable expense that may be incurred by them as a result of any act or omission by the servicer in connection with the performance of its duties under the Servicing Agreement, but only to the extent such liability arose out of the servicer’s disregard of its obligations and duties under the Servicing Agreement.

The Servicing Agreement will further provide that neither the servicer nor any of its directors, officers, employees or agents will be under any liability to the titling company, the titling company registrar or the securityholders for taking any action or for refraining from taking any action pursuant to the Servicing Agreement or for errors in judgment; provided, however, that neither the servicer nor any other person described above will be protected against any liability that would otherwise be imposed by reason of willful misfeasance, bad faith or negligence in the performance of duties or by reason of reckless disregard of obligations and duties under the Servicing Agreement or the Titling Company Agreement. In addition, the Servicing Agreement will provide that the servicer is under no obligation to appear in, prosecute or defend any legal action that is not incidental to the servicer’s servicing responsibilities under the Servicing Agreement and that, in its opinion, may cause it to incur any expense or liability. The servicer may, however, undertake any reasonable action that it may deem necessary or desirable in respect of the Servicing Agreement and the rights and duties of the parties thereto and the interests of the securityholders thereunder. Any indemnification or reimbursement of the servicer could reduce the amount otherwise available for distribution to securityholders.

Servicer Defaults

The occurrence and continuation of any of the following will be a “servicer default” under the Servicing Agreement:

(a)

any failure by the servicer to deliver or cause to be delivered any required payment to (i) the indenture trustee for distribution to the noteholders, (ii) if applicable, the owner trustee of the issuing entity for distribution to the certificateholders, which failure continues unremedied for five Business Days after discovery thereof by an officer of the servicer or receipt by the servicer of written notice thereof from the indenture trustee, the certificateholder or noteholders evidencing at least a majority interest of the aggregate outstanding principal amount of the applicable outstanding securities (which for this purpose includes certificates held by the issuing entity, the depositor, the servicer and their respective affiliates), voting together as a single class; provided, however, that a failure under this clause (a) that continues unremedied for a period of ten Business Days or less will not constitute a servicer default if such failure was caused by a force majeure or other similar occurrence,

(b)

any failure by the servicer to duly observe or perform in any material respect any of its other covenants or agreements in the Servicing Agreement, which failure materially and adversely affects the rights of any holder of the 20[●]-[●] Series Certificate, the noteholders or the certificateholders, as applicable, and which continues unremedied for 60 days (or for such longer period not in excess of 90 days as may be reasonably necessary to remedy such failure; provided that (1) such failure is capable of remedy within 90 days or less and (2) a majority of the applicable outstanding securities, voting as a single class, consents to such longer cure period) after receipt by the servicer of written notice thereof from the indenture trustee or the related holders evidencing at least a majority of the applicable outstanding securities, voting as a single class, or such default becomes known to the servicer; provided, however, that a failure under this clause (b) that continues unremedied for a period of 150 days or less will not constitute a servicer default if such failure was caused by a force majeure or other similar occurrence,

(c)

any representation, warranty or statement of the servicer made in the Servicing Agreement, any other Basic Document to which the servicer is a party or by which it is bound or any certificate, report or other writing delivered pursuant to the Servicing Agreement that proves to be incorrect in any material respect when made, which failure materially and adversely affects the rights of any holder of the 20[●]-[●] Series Certificate, the noteholders or the certificateholders, and continues unremedied for 60 days (or for such longer period not in excess of 90 days as may be reasonably necessary to remedy such failure; provided that (1) such failure is capable of remedy within 90 days or less and (2) a majority of the applicable outstanding securities, voting as a single class, consents to such longer cure period) after receipt by the servicer of written notice thereof from the titling company or the related holders evidencing at least a majority of the applicable outstanding securities, voting as a single class, or such default becomes known to the servicer; provided, however, that a failure under this clause (c) that continues unremedied for a period of 150 days or less will not constitute a servicer default if such failure was caused by a force majeure or other similar occurrence, or

(d)	the occurrence of certain events of bankruptcy, insolvency, receivership or liquidation in respect of the servicer (in each case, remains unstayed and effect for a period of 90 consecutive days).

Rights Upon Servicer Default

Upon the occurrence of any servicer default, the sole remedy available to issuing entity as the holder of the 20[●]-[●] Series Certificate will be to direct the titling company registrar to remove the servicer and appoint a successor servicer. However, if the commencement of a bankruptcy or similar case or proceeding were the only default, the servicer or its trustee-in-bankruptcy might have the power to prevent that removal. See “—Removal or Replacement of the Servicer” below.

Removal or Replacement of the Servicer

Upon the occurrence of a servicer default, the titling company registrar may, to the extent such servicer default relates (a) to all Titling Company Assets, upon the direction of the holders (excluding [NILT LLC][NMAC]) of all series certificates terminate all of the rights and obligations of the servicer under the Servicing Agreement with respect to all Titling Company Assets or (b) only to assets of a particular series, upon the direction of the holder and pledgee of the 20[●]-[●] Series Certificate, terminate all of the rights and obligations of the servicer under the Servicing Agreement with respect to the 20[●]-[●] Series Assets. For purposes of the immediately preceding sentence, the holder and pledgee of the 20[●]-[●] Series Certificate will be the indenture trustee acting at the direction of noteholders holding not less than 66 2/3% of the aggregate principal amount of the controlling class of notes, voting together as a single class. After the lien of the Indenture has been released, the owner trustee, acting at the direction of the certificateholder, may remove the servicer upon a servicer default. In each case, the titling company registrar will effect that termination by delivering notice thereof to the servicer, the administrative agent, the depositor, the certificateholders and, if applicable, any other holders of rated securities related to any Other Series affected by that servicer default. The administrative agent will thereafter deliver a copy of such notice to each hired rating agency.

Upon the termination of the servicer as a result of a servicer default, the servicer, subject to that termination, will continue to perform its functions as servicer until the earlier of the date specified in the termination notice or, if no such date is specified therein, the date of the servicer’s receipt of such notice.

In the event of a termination of the servicer as a result of a servicer default with respect only to the assets of one series, noteholders holding not less than 66 2/3% of the aggregate principal amount of the controlling class of notes, voting together as a single class, so long as the notes are outstanding and thereafter the owner trustee of the issuing entity acting at the direction of the certificateholder — will appoint a successor servicer. The titling company registrar will have the right to approve that successor servicer, and that approval may not be unreasonably withheld. If a successor servicer is not appointed by the effective date of the predecessor servicer’s resignation or termination, then the titling company registrar will act as successor servicer until a successor servicer accepts an appointment. All reasonable costs and expenses incurred in connection with transferring the servicing of the related leases and the leased vehicles to the successor services will be paid by the predecessor servicer (or, if the predecessor servicer is the Trust Agent, by NMAC).

Upon the appointment of a successor servicer, the successor servicer will assume all of the rights and obligations of the servicer under the Servicing Agreement; provided, however, that no successor servicer will have any responsibilities with respect to the purchase of additional leases or vehicles by the titling company or with respect to making advances. Any compensation payable to a successor servicer may not be in excess of that permitted the predecessor servicer unless the holders of the Unallocated Assets Series and the Other Series, as the case may be, bear such excess costs exclusively. If a bankruptcy trustee or similar official has been appointed for the servicer, that trustee or official may have the power to prevent an indenture trustee, the trustee of the issuing entity, the noteholders or (if applicable) the related certificateholder from effecting that transfer of servicing. The predecessor servicer will have the right to be reimbursed for any outstanding advances made with respect to the 20[●]-[●] Series Assets to the extent funds are available therefore in respect of the advances made.

Waiver of Past Defaults

With respect to any servicer default, the titling company registrar, acting on the direction of, so long as the lien of the Indenture is in place, the indenture trustee, acting at the direction of the holders of notes evidencing 66 2/3% of the aggregate outstanding principal amount of the then outstanding controlling class of notes and thereafter, the owner trustee, acting at the direction of the holders of 66 2/3% of the certificates, may waive any default of the servicer in the performance of its obligations under the Servicing Agreement and, upon any such waiver, such default will cease to exist and any servicer default arising therefrom will be deemed to have been remedied for all purposes under the related Servicing Agreement. No such waiver will extend to any subsequent or other default.

Termination

The Servicing Agreement will terminate upon the earlier to occur of (a) the dissolution of the titling company or (b) with respect to the servicer, but not as to the applicable successor servicer, the resignation or removal of the servicer with respect to the 20[●]-[●] Series in accordance with the terms of the Servicing Agreement, which will effect a termination only with respect to the 20[●]-[●] Series Assets and not with respect to any other Titling Company Assets.

Amendment

The Servicing Agreement may be amended by the parties thereto without the consent of any other person; provided that (i) either (A) any amendment that materially and adversely affects the noteholders will require the consent of such noteholders evidencing not less than a majority of the aggregate outstanding principal amount of the controlling class voting together as a single class or (B) such amendment will not materially and adversely affect such noteholders, and (ii) any amendment that materially and adversely affects the interests of the related certificateholder, the titling company, the registrar, the indenture trustee or the owner trustee will require the prior written consent of each person whose interests are adversely affected; provided, further, that an opinion of counsel is delivered to the titling company registrar to the effect that after such amendment, for U.S. federal income tax purposes, the titling company will not be treated as an association (or a publicly traded partnership) taxable as a corporation and the notes will properly be characterized as indebtedness that is secured by the assets of the issuing entity. An amendment will be deemed not to materially and adversely affect the noteholders if

(i) the Rating Agency Condition is satisfied with respect to such amendment or (ii) the servicer delivers an officer’s certificate to the indenture trustee stating that the amendment will not materially and adversely affect such noteholders. The consent of the certificateholder or the owner trustee will be deemed to have been given if the servicer does not receive a written objection from such person within ten (10) Business Days after a written request for such consent will have been given. The titling company registrar and the indenture trustee may, but will not be obligated to, enter into any such amendment that affects the titling company registrar’s or the indenture trustee’s own rights, duties, liabilities or immunities under the Servicing Agreement or otherwise. [Notwithstanding the foregoing, the Servicing Agreement will not be amended in any way that would materially and adversely affect the rights of the [cap provider][swap counterparty] without the consent of the [cap provider][swap counterparty]; provided that the [cap provider’s][swap counterparty’s] consent to any such amendment may not be unreasonably withheld and will be deemed to have been given if the [cap provider][swap counterparty] does not object in writing within 10 days of receipt of a written request for such consent.]

Notwithstanding the foregoing, no amendment to the Servicing Agreement will (i) reduce the interest rate or principal amount of any note, or change the due date of any installment of principal of or interest on any note, or the Redemption Price, without the consent of the holder of such note, or (ii) reduce the aggregate outstanding principal amount of the outstanding notes, the holders of which are required to consent to any matter without the consent of the holders of at least the majority of the aggregate outstanding principal amount of the outstanding notes which were required to consent to such matter before giving effect to such amendment.

Under the Servicing Agreement, neither the titling company registrar nor the indenture trustee will be under any obligation to ascertain whether a Rating Agency Condition has been satisfied with respect to any amendment. When the Rating Agency Condition is satisfied with respect to such amendment, the servicer will deliver to a responsible officer of the trustee of the titling company registrar and the indenture trustee, an officer’s certificate to that effect, and the titling company registrar and the indenture trustee may conclusively rely upon the officer’s certificate from the servicer that a Rating Agency Condition has been satisfied with respect to such amendment.

DESCRIPTION OF THE TRUST ADMINISTRATION AGREEMENT

General

NMAC, in its capacity as administrative agent for the notes, will enter into an agreement (as amended and supplemented from time to time, a “Trust Administration Agreement”) with the issuing entity and the indenture trustee pursuant to which the administrative agent will agree, to the extent provided in that Trust Administration Agreement, to perform the administrative obligations required to be performed by the issuing entity or the owner trustee under the Indenture, the Trust Agreement, and certain other Basic Documents. As compensation for the performance of the administrative agent’s obligations under the Trust Administration Agreement and as reimbursement for its expenses related thereto, the administrative agent will be entitled to a monthly payment of compensation in an amount that will be set forth in this prospectus, which fee will be paid by the servicer and not from the proceeds of the leases, leased vehicles or other Titling Company Assets and which will be solely an obligation of the servicer. The administrative agent will pay the fees and expenses of the trustees of the issuing entity and each paying agent, if any, pursuant to the Trust Agreement and the Indenture. The Trust Administration Agreement will be governed by the laws of the State of New York.

Amendment

The Trust Administration Agreement may be amended with the written consent of the owner trustee but without the consent of the noteholders or the certificateholder, for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the Trust Administration Agreement or of modifying in any manner the rights of the noteholders or the certificateholder; provided, that such amendment will not materially and adversely affect such noteholders. An amendment will be deemed not to materially and adversely affect such noteholders if (i) the administrative agent or the depositor delivers an officer’s certificate to the indenture trustee stating that the amendment will not materially and adversely affect such noteholders, or (ii) the Rating Agency Condition has been satisfied with respect to such amendment. The Trust Administration Agreement may also be amended with the written consent of the owner trustee and, (i) in the case of any amendment that does not materially and adversely affect the noteholders, the certificateholders holding at least a majority of the certificates, or (ii) the noteholders evidencing at least a majority of the aggregate outstanding principal amount of notes, for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of Trust Administration Agreement or of modifying in any manner the rights of noteholders or certificateholder that are not covered by the immediately preceding sentence; provided, however, that no such amendment may (i) increase or reduce in any manner the amount of, or accelerate or delay the timing of, collections of payments on the leases or distributions that are required to be made for the benefit of the noteholders or the certificateholder or (ii) reduce the percentage of the noteholders or certificateholders that are required to consent to any such amendment without the consent of the holders of all outstanding notes and certificates. Notwithstanding the foregoing, the administrative agent may not amend the Trust Administration Agreement without the permission of the depositor, which permission will not be unreasonably withheld.

[The Trust Administration Agreement will not be amended in any way that would materially and adversely affect the rights of the [cap provider][swap counterparty] without the consent of the [cap provider][swap counterparty]; provided that the [cap provider’s][swap counterparty’s] consent to any such amendment may not be unreasonably withheld and will be deemed to have been given if the [cap provider][swap counterparty] does not object in writing within 10 days of receipt of a written request for such consent.]

ADDITIONAL LEGAL ASPECTS OF THE TITLING COMPANY AND THE 20[●]-[●] SERIES

The Titling Company

The titling company was formed as a Delaware statutory trust in 1998 and converted to a Delaware limited liability company in April 2021. The titling company has made filings or obtained certificates of authority to transact business in states where, in the servicer’s judgment, such action may be required. Because the titling company has been registered as a limited liability company for Delaware and other state law purposes, in similar form as a corporation, it may be eligible to be a debtor in its own right under the United States Bankruptcy Code. See “Risk Factors—Risks related to the servicer and other transaction parties—Bankruptcy of NMAC, the depositor[,] [or] the titling company [or NILT LLC] could result in delays in payments or losses on your notes” in this prospectus. As such, the titling company may be subject to insolvency laws under the United States Bankruptcy Code or similar state laws (“insolvency laws”), and claims against the Titling Company Assets could have priority over the issuing entity’s interest in the 20[●]-[●] Series Assets represented by the 20[●]-[●] Series Certificate. In addition, claims of a third-party against the Titling Company Assets, including the 20[●]-[●] Series Assets, to the extent such claims are not covered by insurance, would take priority over the holders of series interests in the titling company, such as the indenture trustee, as more fully described under “The Sponsor—Contingent and Excess Liability Insurance” in this prospectus.

Structural Considerations

Unlike many structured financings in which the holders of the notes have a direct ownership interest or a perfected security interest in the underlying assets being securitized, the issuing entity will not directly own the 20[●]-[●] Series Assets. Instead, the titling company will own the Titling Company Assets, including all leases and the related leased vehicles included in the 20[●]-[●] Series Assets. The primary asset of the issuing entity will be the 20[●]-[●] Series Certificate evidencing the 20[●]-[●] Series Interest. The indenture trustee will take action with respect to the 20[●]-[●] Series Certificate in the name of the issuing entity and on behalf of the noteholders. Transferring the 20[●]-[●] Series Certificate (rather than the leases and leased vehicles included in the 20[●]-[●] Series Assets) avoids the administrative difficulty and expense of retitling the leased vehicles in the name of the transferee. The servicer and/or the titling company registrar will segregate the 20[●]-[●] Series Assets from the other Titling Company Assets on the books and records each maintains for these assets. Neither the servicer nor any holders of other series interests in the titling company will have rights in the 20[●]-[●] Series Assets, and payments made on any Titling Company Assets other than those 20[●]-[●] Series Assets generally will not be available to make payments on the notes or to cover expenses of the titling company allocable to the 20[●]-[●] Series Assets.

Allocation of Titling Company Liabilities

The Titling Company Assets do and may in the future comprise several portfolios of assets of one or more series in addition to the Unallocated Assets Series. [NILT LLC][NMAC] (on behalf of the titling company) may in the future create and sell or pledge Other Series in connection with other financings. The Titling Company Agreement will permit the titling company, in the course of its activities, to incur certain liabilities relating to its assets other than the assets of a series, or relating to the assets of that series generally. Pursuant to the Titling Company Agreement, as among the holders of the series certificates, a titling company liability relating to a particular portfolio of Titling Company Assets will be allocated to and charged against the series to which the applicable Titling Company Assets have been allocated. Titling company liabilities incurred with respect to the Titling Company Assets generally will be borne pro rata among all portfolios of Titling Company Assets. The titling company and the holders of the Titling Company Assets, including the issuing entity, will be bound by that allocation. In particular, the Titling Company Agreement will require the holders from time to time of the Unallocated Assets Certificate and any other series certificates to waive any claim they might otherwise have with respect to any unrelated 20[●]-[●] Series Assets and to fully subordinate any claims to those series assets in the event that such waiver is not given effect. Similarly, the holder of the 20[●]-[●] Series Certificate and the related Series Interest will be deemed to have waived any claim it might otherwise have with respect to the Unallocated Assets Series or any Other Series Assets. See “Description of the Titling Company Agreement—The 20[●]-[●] Series, Other Series and the Unallocated Assets Series” in this prospectus.

The issuing entity and the indenture trustee will not have a direct ownership interest in the 20[●]-[●] Series Assets or a perfected security interest in those 20[●]-[●] Series Assets. As a result, claims of third-party creditors of the titling company will generally take priority over the interests of the trustees in such 20[●]-[●] Series Assets. Potentially material examples of such claims could include:

(1)	tax liens arising against the depositor, NMAC, the titling company[, NILT LLC] or the issuing entity;

(2)	liens arising under various federal and state criminal statutes;

(3)	certain liens in favor of the Pension Benefit Guaranty Corporation; and

(4)	judgment liens arising from successful claims against the titling company arising from the operation of the leased vehicles constituting Titling Company Assets.

See “Risk Factors—Risks related to the limited nature of the issuing entity’s assets—Interests of other persons in the leases and the leased vehicles could be superior to the issuing entity’s interest, which may result in delayed or reduced payments on your notes,” “Risk Factors—Risks related to the servicer and other transaction parties—Bankruptcy of NMAC, the depositor[,] [or] the titling company [or NILT LLC] could result in delays in payments or losses on your notes” and “Additional Legal Aspects of the Leases and the Leased Vehicles—Consumer Protection Law” in this prospectus for a further discussion of these risks.

The assets of the titling company are located in several states, the tax laws of which vary. The Titling Company Agreement provides that NMAC, as administrator, will prepare or cause to be prepared and filed any federal, state or local tax returns required to be filed by the titling company or any series. Additionally, NMAC, as administrator, will cause the titling company or series to pay any taxes payable. However, it is possible that noteholders could incur a loss on their investment if the titling company did not have sufficient assets available to satisfy such state or local tax liabilities.

The Titling Company Agreement sets out the intent by [NILT LLC][NMAC] and each holder of a series to treat any interest in the titling company either as a direct ownership interest in the related 20[●]-[●] Series Assets or treat any applicable series as a separate entity (that is also separate from any other series). Additionally, the Titling Company Agreement provides that no holder of a series interest will direct NMAC, as administrator or the titling company registrar to take any action that would result in the titling company’s or any series’ becoming an association (or publicly traded partnership) taxable as a corporation for U.S. federal income tax purposes or that is otherwise inconsistent with the intended tax characterization of the titling company or series and the Titling Company Assets.

The 20[●]-[●] Series

The 20[●]-[●] Series will be issued pursuant to the Titling Company Agreement and will constitute a limited liability company series interest. The 20[●]-[●] Series Assets will be allocated to, and associated with, the 20[●]-[●] Series. The 20[●]-[●] Series will not constitute a direct legal interest in the 20[●]-[●] Series Assets, nor will it constitute an interest in any Titling Company Assets other than such 20[●]-[●] Series Assets. As described under “Additional Legal Aspects of the Titling Company and the 20[●]-[●] Series—Allocation of Titling Company Liabilities” in this prospectus, payments made on or in respect of Titling Company Assets other than the 20[●]-[●] Series Assets will not be available to make payments on the notes or to cover expenses of the titling company allocable to the 20[●]-[●] Series Assets. The issuing entity, as holder of the 20[●]-[●] Series Certificate, will bear any liability to third parties arising from a lease or the related leased vehicle allocated to, and associated with, the 20[●]-[●] Series. If any such liability arises from a lease or leased vehicle that is an asset of an Other Series or the Unallocated Assets Series, the Titling Company Assets (including the 20[●]-[●] Series Assets) will not be subject to this liability unless the assets of the Other Series or the Unallocated Assets Series are insufficient to pay the liability. In such event, because there will be no other assets from which to satisfy this liability, to the extent that it is owed to entities other than the titling company and the holders of interests of the titling company, the other Titling Company Assets, including the assets of the 20[●]-[●] Series, may be available to satisfy such liabilities. Under these circumstances, investors in the notes could incur a loss on their investment.

Similarly, to the extent that a third-party claim that otherwise would be allocable to an Other Series or the Unallocated Assets Series is satisfied out of the assets of the 20[●]-[●] Series rather than the Other Series Assets or Unallocated Assets Series, and the claim exceeds the value of the Other Series Assets and the Unallocated Assets Series, the titling company will be unable to reallocate the remaining Titling Company Assets so that each portfolio of Series Assets and the Unallocated Assets Series will bear the expense of the claim as nearly as possible if the claim has been properly allocated. In such circumstances, investors in the notes could incur a loss on their investment.

The Titling Company Agreement provides that, to the extent that such a third-party claim is satisfied out of assets of the 20[●]-[●] Series rather than Other Series Assets or Unallocated Assets Series to which the related leases or leased vehicles are included, as the case may be, the titling company will reallocate the remaining Titling Company Assets (i.e., the Other Series Assets and the Unallocated Assets Series) so that each portfolio will bear the expense of the claim as nearly as possible as if the claim had been allocated as provided in the Titling Company Agreement as set forth under “Description of the Titling Company Agreement—The 20[●]-[●] Series, the Other Series and the Unallocated Assets Series” in this prospectus.

[NILT LLC][NMAC] has pledged the Unallocated Assets Certificate as security in connection with the financing of the acquisition of the Unallocated Assets Series and may create and sell or pledge Other Series in connection with other financings. Each holder or pledgee of the Unallocated Assets Series or any Other Series will be required to expressly disclaim any interest in the assets already allocated to an existing series, and to fully subordinate any claims to the related 20[●]-[●] Series Assets in the event that this disclaimer is not given effect.

The issuing entity will own the 20[●]-[●] Series Certificate and, through such ownership, will have an indirect interest in the leases and the related leased vehicles included in the 20[●]-[●] Series Assets. However, if a court of competent jurisdiction were to recharacterize the sale to the issuing entity of the 20[●]-[●] Series Certificate as a financing, the issuing entity (or, during the term of the Indenture, the indenture trustee) could instead be deemed to have a perfected security interest in the 20[●]-[●] Series Certificate, but in no event would the issuing entity or the indenture trustee be deemed to have a perfected security interest in the leases and leased vehicles included in the 20[●]-[●] Series Assets. See “Risk Factors—Risks related to the servicer and other transaction parties—Bankruptcy of NMAC[,] [or] the depositor, the titling company [or NILT LLC] could result in delays in payments or losses on your notes” in this prospectus.

Insolvency Related Matters

As described under “Description of the Titling Company Agreement—The 20[●]-[●] Series, Other Series and the Unallocated Assets Series” and “The 20[●]-[●] Series” in this prospectus, each holder or pledgee of the Unallocated Assets Certificate and any other series certificate will be required to expressly disclaim any interest in the 20[●]-[●] Series Assets and to fully subordinate any claims to such 20[●]-[●] Series Assets in the event that disclaimer is not given effect. Although no assurances can be given, the depositor believes that in the event of a bankruptcy of NMAC [or NILT LLC], the 20[●]-[●] Series Assets would not be treated as part of NMAC’s [or NILT LLC’s] bankruptcy estate and that, even if they were so treated, the subordination by holders and pledgees of the Unallocated Assets Series, Unallocated Assets Certificate, Other Series and other series certificates should be enforceable. In addition, steps have been taken to structure the transactions contemplated hereby that are intended to make it unlikely that the voluntary or involuntary application for relief by NMAC [or NILT LLC] under any insolvency laws will result in consolidation of the assets and liabilities of the titling company, the depositor or the issuing entity with those of NMAC [or NILT LLC]. With respect to the titling company, these steps include its intended status as a separate, special purpose Delaware limited liability company subject to a limited liability company agreement containing certain limitations (including restrictions on the nature of its business and on its ability to commence a voluntary case or proceeding under any insolvency law). With respect to the depositor, these steps include its creation as a separate, special purpose limited liability company of which NMAC is the sole equity member, pursuant to a limited liability agreement containing certain limitations, including the requirement that the depositor must have at all times at least two independent directors, and restrictions on the nature of its businesses and operations and on its ability to commence a voluntary case or proceeding under any insolvency law without the unanimous affirmative vote of the member and all directors, including each independent director.

However, delays in payments on the notes and possible reductions in the amount of such payments could occur if:

•

a court were to conclude that the assets and liabilities of the titling company, the depositor or the issuing entity should be consolidated with those of NMAC [or NILT LLC] in the event of the application of applicable insolvency laws to NMAC [or NILT LLC],

•	a filing were to be made under any insolvency law by or against the titling company, the depositor or the issuing entity, or

•	any person were to litigate any of the foregoing issues.

If a court were to conclude that the transfer of the 20[●]-[●] Series Certificate from [NILT LLC][NMAC] to the depositor, or the transfer of that 20[●]-[●] Series Certificate from the depositor to the issuing entity, was not a true sale, or that the depositor and the issuing entity should be treated as the same entity as NMAC [or NILT LLC] for bankruptcy purposes, any of the following could delay or prevent payments on the notes:

•

the automatic stay, which prevents secured creditors from exercising remedies against a debtor in bankruptcy without permission from the court and provisions of the United States Bankruptcy Code that permit substitution of collateral in certain circumstances,

•

certain tax or government liens on NMAC’s [or NILT LLC’s] property (that arose prior to the transfer of a lease to the issuing entity) having a prior claim on collections before the collections are used to make payments on the notes or

•	the issuing entity not having a perfected security interest in the leased vehicles or any cash collections held by NMAC at the time that NMAC becomes the subject of a bankruptcy proceeding.

In an insolvency proceeding of NMAC, (1) Repurchase Payments made by NMAC, as servicer, in respect of certain leases, (2) payments made by NMAC on certain insurance policies required to be obtained and maintained by lessees pursuant to the leases, (3) unreimbursed advances made by NMAC, as servicer, pursuant to the Servicing Agreement, and (4) payments made by NMAC to the depositor may be recoverable by NMAC as debtor-in-possession or by a creditor or a trustee in bankruptcy of NMAC as a preferential transfer from NMAC if those payments were made within ninety days prior to the filing of a bankruptcy case in respect of NMAC or one year with respect to transfers to affiliates. In addition, the insolvency of NMAC could result in the replacement of NMAC as servicer, which could in turn result in a temporary interruption of payments on the notes. See “Risk Factors—Risks related to the servicer and other transaction parties—Bankruptcy of NMAC, the depositor[,] [or] the titling company [or NILT LLC] could result in delays in payments or losses on your notes” and “Risk Factors—Risks related to the servicer and other transaction parties—Adverse events with respect to NMAC, its affiliates or third-party service providers to whom NMAC outsources its activities may adversely affect the timing or amount of payments on your notes or may reduce the market value and/or liquidity of your notes” in this prospectus.

On the closing date, special insolvency counsel to the depositor will deliver an opinion based on a reasoned analysis of analogous case law (although there is no precedent based on directly similar facts) to the effect that, subject to certain facts, assumptions and qualifications specified therein, under present reported decisional authority and statutes applicable to federal bankruptcy cases, if NMAC [or NILT LLC] were to become a debtor in a case under the Bankruptcy Code, if properly litigated, a bankruptcy court properly applying current law after analyzing the facts would not disregard the limited liability company form of NMAC [or NILT LLC] or the separateness of NMAC [or NILT LLC], from the titling company or the issuing entity so as to substantively consolidate the assets and liabilities of the depositor, the titling company, or the issuing entity with the assets and liabilities of NMAC [or NILT LLC]. Among other things, such opinion will assume that each of the titling company[, NILT LLC] and the depositor will follow certain procedures in the conduct of its affairs, including maintaining separate records and books of account from those of NMAC [or NILT LLC], not commingling its respective assets with those of NMAC [or NILT LLC], doing business in a separate office from NMAC [or NILT LLC] and not holding itself out as having agreed to pay, or being liable for, the debts of NMAC [or NILT LLC]. In addition, such opinion will assume that except as expressly provided by the Titling Company Agreement and the Servicing Agreement (each of which contains terms and conditions consistent with those that would be arrived at on an arm’s length basis between unaffiliated entities in the belief of the parties thereto), NMAC [and NILT LLC] generally will not guarantee the obligations of the titling company, the depositor or the issuing entity to third parties, and will not conduct the day-to-day business or activities of any thereof, other than in NMAC’s capacity as servicer acting under and in accordance with the Servicing Agreement or in NMAC’s capacity as administrative agent under the Trust Administration Agreement. Each of NMAC, the titling company[, NILT LLC] and the depositor intends to follow and has represented that it will follow these and other procedures related to maintaining the separate identities and legal existences of each of NMAC, the titling company[, NILT LLC] and the depositor. Such a legal opinion, however, will not be binding on any court.

If a case or proceeding under any insolvency law were to be commenced by or against NMAC [or NILT LLC], and a court were to order the substantive consolidation of the assets and liabilities of any of such entities with those of the titling company, the depositor or the issuing entity or if an attempt were made to litigate any of the foregoing issues, delays in distributions on the 20[●]-[●] Series Certificate (and possible reductions in the amount of such distributions) to the issuing entity, and therefore to the noteholders and the certificateholder, could occur. In addition, the Series Supplement provides that following the occurrence of an Event of Default resulting in acceleration of the notes, the 20[●]-[●] Series may be terminated by the titling company. In each case, the titling company will be required to distribute the 20[●]-[●] Series Assets to the holder of the 20[●]-[●] Series Certificate. Because the issuing entity has pledged its rights in and to the 20[●]-[●] Series Certificate to the indenture trustee, such distribution would be made to the indenture trustee, who would be responsible for retitling the leased vehicles. The cost of such retitling would reduce amounts payable from the 20[●]-[●] Series Assets that are available for payments of interest on and principal of the notes and the certificates, and in such event, investors in the notes could suffer a loss on their investment.

[NILT LLC][NMAC] will treat its conveyance of the 20[●]-[●] Series Certificate to the depositor as an absolute sale, transfer and assignment of all of its interest therein for all purposes. However, if a case or proceeding under any insolvency law were commenced by or against [NILT LLC][NMAC], and [NILT LLC][NMAC] as debtor-in-possession or a creditor, receiver or bankruptcy trustee of [NILT LLC][NMAC] were to take the position that the sale, transfer and assignment of the 20[●]-[●] Series Certificate by [NILT LLC][NMAC] to the depositor should instead be treated as a pledge of that 20[●]-[●] Series Certificate to secure a borrowing by [NILT LLC][NMAC], delays in payments of proceeds of that 20[●]-[●] Series Certificate to the issuing entity, and therefore to the noteholders, could occur or (should the court rule in favor of such position) reductions in the amount of such payments could result. On the closing date, special insolvency counsel to the depositor will deliver an opinion to the effect that, subject to certain facts, assumptions and qualifications specified therein, if [NILT LLC][NMAC] were to become a debtor in a case under the Bankruptcy Code subsequent to the sale, transfer and assignment of the 20[●]-[●] Series Certificate to the depositor, the sale, transfer and assignment of that 20[●]-[●] Series Certificate from [NILT LLC][NMAC] to the depositor would be characterized as a true sale, transfer and assignment, and that 20[●]-[●] Series Certificate and the proceeds thereof would not be property of [NILT LLC][NMAC]’s bankruptcy estate. As indicated above, however, such a legal opinion is not binding on any court.

As a precautionary measure, the depositor will take the actions requisite to obtaining a security interest in the 20[●]-[●] Series Certificate as against [NILT LLC][NMAC], which the depositor will assign to the issuing entity and the issuing entity will assign to the indenture trustee. The indenture trustee will perfect its security interest in that 20[●]-[●] Series Certificate under the UCC by possession and/or by filing. Accordingly, if the conveyance of that 20[●]-[●] Series Certificate by [NILT LLC][NMAC] to the depositor were not respected as an absolute sale, transfer and assignment, the depositor (and ultimately the issuing entity and the indenture trustee as successors in interest) should be treated as a secured creditor of [NILT LLC][NMAC], although a case or proceeding under any insolvency law with respect to [NILT LLC][NMAC] could result in delays or reductions in distributions on that 20[●]-[●] Series Certificate as indicated above, notwithstanding such perfected security interest.

If the servicer were to become subject to a case under the Bankruptcy Code, certain payments made within one year of the commencement of such case (including Advances and Repurchase Payments) may be recoverable by the servicer as debtor-in-possession or by a creditor or a trustee-in-bankruptcy as a preferential transfer from the servicer. See “Risk Factors—Risks related to the servicer and other transaction parties—Bankruptcy of NMAC, the depositor[,] [or] the titling company [or NILT LLC] could result in delays in payments or losses on your notes” in this prospectus.

Dodd-Frank Orderly Liquidation Framework

General. On July 21, 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) was enacted. The Dodd-Frank Act, among other things, gives the Federal Deposit Insurance Corporation (“FDIC”) authority to act as receiver of bank holding companies, financial companies and their respective subsidiaries in specific situations under the Orderly Liquidation Authority (“OLA”) as described in more detail below. The proceedings, standards, powers of the receiver and many other substantive provisions of OLA differ from those of the United States Bankruptcy Code in several respects. In addition, because the legislation remains subject to clarification through further FDIC regulations and has yet to be applied by the FDIC in any receivership, it is unclear exactly what impact these provisions will have on any particular company, including NMAC[, NILT LLC], the depositor, or the issuing entity, or its creditors.

Potential Applicability to NMAC[, NILT LLC], the Depositor and Issuing Entities. There is uncertainty about which companies will be subject to OLA rather than the United States Bankruptcy Code. For a company to become subject to OLA, the Secretary of the Treasury (in consultation with the President of the United States) must determine, among other things, that the company is in default or in danger of default, the failure of such company and its resolution under the United States Bankruptcy Code would have serious adverse effects on financial stability in the United States, no viable private sector alternative is available to prevent the default of the company and an OLA proceeding would mitigate these adverse effects.

[NILT LLC,] [T][t]he issuing entity or the depositor could also potentially be subject to the provisions of OLA as a “covered subsidiary” of NMAC. For [NILT LLC], the issuing entity or the depositor to be subject to receivership under OLA as a covered subsidiary of NMAC (1) the FDIC would have to be appointed as receiver for NMAC under OLA as described above, and (2) the FDIC and the Secretary of the Treasury would have to jointly determine that (a) [NILT LLC], the issuing entity or the depositor is in default or in danger of default, (b) the liquidation of that covered subsidiary would avoid or mitigate serious adverse effects on the financial stability or economic conditions of the United States and (c) such appointment would facilitate the orderly liquidation of NMAC.

There can be no assurance that the Secretary of the Treasury would not determine that the failure of NMAC would have serious adverse effects on financial stability in the United States. In addition, no assurance can be given that OLA would not apply to NMAC[, NILT LLC], the depositor or the issuing entity or, if it were to apply, that the timing and amounts of payments to the noteholders would not be less favorable than under the United States Bankruptcy Code.

FDIC’s Repudiation Power Under OLA. If the FDIC were appointed receiver of NMAC or of a covered subsidiary under OLA, the FDIC would have various powers under OLA, including the power to repudiate any contract to which NMAC or a covered subsidiary was a party, if the FDIC determined that performance of the contract was burdensome and that repudiation would promote the orderly administration of NMAC’s affairs. In January 2011, the then acting General Counsel of the FDIC (the “FDIC Counsel”) issued an advisory opinion respecting, among other things, its intended application of the FDIC’s repudiation power under OLA. In that advisory opinion, the FDIC Counsel stated that nothing in the Dodd-Frank Act changes the existing law governing the separate existence of separate entities under other applicable law. As a result, the FDIC Counsel was of the opinion that the FDIC as receiver for a covered financial company, which could include NMAC or its subsidiaries (including the depositor, or the issuing entity), cannot repudiate a contract or lease unless it has been appointed as receiver for that entity or the separate existence of that entity may be disregarded under other applicable law. In addition, the FDIC Counsel was of the opinion that until such time as the FDIC Board of Directors adopts a regulation further addressing the application of Section 210(c) of the Dodd-Frank Act, if the FDIC were to become receiver for a covered financial company, which could include NMAC or its subsidiaries (including [NILT LLC], the depositor, or the issuing entity), the FDIC will not, in the exercise of its authority under Section 210(c) of the Dodd-Frank Act, reclaim, recover, or recharacterize as property of that covered financial company or the receivership assets transferred by that covered financial company prior to the end of the applicable transition period of a regulation provided that such transfer satisfies the conditions for the exclusion of such assets from the property of the estate of that covered financial company under the United States Bankruptcy Code. The advisory opinion also states that the FDIC Counsel will recommend that the FDIC Board of Directors incorporates a transition period of 90 days for any provisions in any further regulations affecting the statutory power to disaffirm or repudiate contracts. Although this advisory opinion does not bind the FDIC or its Board of Directors, and could be modified or withdrawn in the future, it remains in effect as of the date of this prospectus. To the extent any future regulations or subsequent FDIC actions in an OLA proceeding involving NMAC or its subsidiaries (including [NILT LLC], the depositor or the issuing entity), are contrary to this advisory opinion, payment or distributions of principal and interest on the securities issued by the issuing entity could be delayed or reduced.

Among the contracts that might be repudiated by the FDIC in an OLA governed proceeding are the Series Certificate Sale Agreement, Series Certificate Transfer Agreement, the Servicing Agreement and the Administration Agreement. Under OLA, none of the parties to those contracts could exercise any right or power to terminate, accelerate, or declare a default under those contracts, or otherwise affect NMAC’s or a covered subsidiary’s rights under those contracts without the FDIC’s consent for 90 days after the receiver is appointed. During the same period, the FDIC’s consent would also be needed for any attempt to obtain possession of or exercise control over any property of NMAC or of a covered subsidiary. The requirement to obtain the FDIC’s consent before taking these actions relating to a covered company’s contracts or property is comparable to the requirement to request bankruptcy court relief from the “automatic stay” in bankruptcy.

We will structure the transfers of the 20[●]-[●] Series Certificate from [NILT LLC][NMAC] to the depositor, or the transfer of that 20[●]-[●] Series Certificate from the depositor to the issuing entity contemplated hereby with the intent that they would be treated as legal true sales under applicable state law. If the transfers are so treated, based on the FDIC Counsel’s advisory opinion rendered in January 2011 and other applicable law, NMAC believes that the FDIC would not be able to recover the 20[●]-[●] Series Assets using its repudiation power because they would not be treated as part of NMAC’s [or NILT LLC’s] estate for bankruptcy purposes. However, if those transfers were not respected as legal true sales, then the transfers of the 20[●]-[●] Series Certificate would be treated as secured loans. The FDIC, as receiver, generally has the power to repudiate secured loans and then recover the collateral after paying damages to the lenders. If the issuing entity were placed in receivership under OLA, this repudiation power would extend to the notes issued by the issuing entity. The amount of damages that the FDIC would be required to pay would be limited to “actual direct compensatory damages” determined as of the date of the FDIC’s appointment as receiver. There is no general statutory definition of “actual direct compensatory damages” in this context, but the term does not include damages for lost profits or opportunity. However, under OLA, in the case of any debt for borrowed money, actual direct compensatory damages are no less than the amount lent plus accrued interest plus any accreted OID as of the date the FDIC was appointed receiver and, to the extent that an allowed secured claim is secured by property the value of which is greater than the amount of such claim and any accrued interest through the date of repudiation or disaffirmance, such accrued interest.

Regardless of whether the transfers under the Series Certificate Sale Agreement or the Series Certificate Transfer Agreement are respected as legal true sales, as receiver for NMAC or a covered subsidiary the FDIC could:

•

require the issuing entity, as assignee under the Series Certificate Transfer Agreement, to go through an administrative claims procedure to establish its rights to payments collected on the 20[●]-[●] Series Assets;

•

if the issuing entity were a covered subsidiary, require the indenture trustee or the holders of the notes to go through an administrative claims procedure to establish its rights to payments on the notes;

•	request a stay of proceedings to liquidate claims or otherwise enforce contractual and legal remedies against NMAC or a covered subsidiary (including [NILT LLC,] the depositor or the issuing entity);

•	repudiate NMAC’s ongoing servicing obligations under the Servicing Agreement, such as its duty to collect and remit payments or otherwise service the leases and leased vehicles; or

•	prior to any such repudiation of a servicing agreement, prevent any of the indenture trustee or the holders of the notes from appointing a successor servicer.

There are also statutory prohibitions on (1) any attachment or execution being issued by any court upon assets in the possession of the FDIC, as receiver, (2) any property in the possession of the FDIC, as receiver, being subject to levy, attachment, garnishment, foreclosure or sale without the consent of the FDIC, and (3) any person exercising any right or power to terminate, accelerate or declare a default under any contract to which NMAC or a covered subsidiary (including [NILT LLC,] the depositor or the issuing entity) that is subject to OLA is a party, or to obtain possession of or exercise control over any property of NMAC or any covered subsidiary or affect any contractual rights of NMAC or a covered subsidiary (including [NILT LLC,] the depositor or the issuing entity) that is subject to OLA, without the consent of the FDIC for 90 days after appointment of FDIC as receiver.

If the issuing entity were itself to become subject to OLA as a covered subsidiary, the FDIC may repudiate the debt of the issuing entity. In such an event, the noteholders would have a secured claim in the receivership of the issuing entity or “actual direct compensatory damages” as described above but delays in payments on the notes would occur and possible reductions in the amount of those payments could occur.

If the FDIC, as receiver for NMAC[, NILT LLC], the depositor or the issuing entity, were to take any of the actions described above, payments or distributions of principal and interest on the securities issued by the issuing entity would be delayed and may be reduced.

FDIC’s Avoidance Power Under OLA. The proceedings, standards and many substantive provisions of OLA relating to preferential transfers differ from those of the United States Bankruptcy Code. If NMAC or its affiliates were to become subject to OLA, there is an interpretation under OLA that previous transfers by NMAC perfected for purposes of state law and the United States Bankruptcy Code could nevertheless be avoided as preferential transfers.

In December 2010, the FDIC Counsel issued an advisory opinion providing an interpretation of OLA which concludes that the treatment of preferential transfers under OLA was intended to be consistent with, and should be interpreted in a manner consistent with, the related provisions under the United States Bankruptcy Code. In addition, on July 6, 2011, the FDIC issued a final rule that, among other things, codified the FDIC Counsel’s interpretation. This final rule was effective August 15, 2011. Based on the FDIC Counsel’s interpretation of the preference provisions of OLA and the final rule, the transfer by NMAC would not be avoidable by the FDIC as a preference under OLA. To the extent subsequent FDIC actions in an OLA proceeding are contrary to the final rule, payment or distributions of principal and interest on the securities issued by the issuing entity could be delayed or reduced.

ADDITIONAL LEGAL ASPECTS OF THE LEASES AND THE LEASED VEHICLES

Vicarious Tort Liability

Although the titling company will own the leased vehicles allocated to, and associated with, the 20[●]-[●] Series and the issuing entity will hold the 20[●]-[●] Series Certificate, the related lessees and their respective invitees will operate the leased vehicles. State laws differ as to whether anyone suffering injury to person or property involving a leased vehicle may bring an action against the owner of the vehicle merely by virtue of that ownership. To the extent that applicable state law permits such an action and is not preempted by the Transportation Act (as discussed below), the titling company and the titling company assets may be subject to liability to that injured party. However, the laws of many states either (i) do not permit these types of suits, or (ii) provide that the lessor’s liability is capped at the amount of any liability insurance that the lessee was required to, but failed to, maintain (except for some states, such as New York, where liability is joint and several).

For example, under the California Vehicle Code, the owner of a motor vehicle subject to a lease is responsible for injuries to persons or property resulting from the negligent or wrongful operation of the leased vehicle by any person using the vehicle with the owner’s permission. However, the owner’s liability for personal injuries is limited to $15,000 per person and $30,000 in total per accident, and the owner’s liability for property damage is limited to $5,000 per accident. In addition, recourse for any judgment arising out of the operation of the leased vehicle must first be had against the operator’s property if the operator is within the jurisdiction of the court.

In contrast to California and many other states, in New York, where a large number of leases were originated, the holder of title of a motor vehicle, including the titling company as lessor, may be considered an “owner” and thus may be held jointly and severally liable with the lessee for the negligent use or operation of that motor vehicle. It is not clear whether there is a limit on an owner’s liability. In the context of the denial of a motion brought by a defendant to dismiss a claim based on the negligent use or operation of a motor vehicle, the Court of Appeals of New York ruled in 1998 that a finance company acting as an agent for a titling company may be considered an “owner” of a motor vehicle and thus subject to joint and several liability with the lessee for the negligent use or operation of the leased motor vehicle for the duration of a lease. As a result of the ruling in New York, losses could arise if lawsuits are brought against either the titling company or NMAC, as agent of the titling company, in connection with the negligent use or operation of any leased vehicles owned by the titling company, including the leased vehicles allocated to, and associated with, the 20[●]-[●] Series. This case was decided prior to the enactment of the Transportation Act.

The Transportation Act enacted by the U.S. Congress and signed into law on August 10, 2005 provides that an owner of a motor vehicle that rents or leases the vehicle to a person will not be liable under the law of a state or political subdivision by reason of being the owner of the vehicle, for harm to persons or property that results or arises out of the use, operation, or possession of the vehicle during the period of the rental or lease, if (i) the owner (or an affiliate of the owner) is engaged in the trade or business of renting or leasing motor vehicles; and (ii) there is no negligence or criminal wrongdoing on the part of the owner (or an affiliate of the owner). This provision of the Transportation Act was effective upon enactment and applies to any action commenced on or after August 10, 2005. The Transportation Act was intended to preempt state and local laws that impose possible vicarious tort liability on entities owning motor vehicles that are rented or leased and to reduce the likelihood of vicarious liability being imposed on a titling company. State and federal courts considering whether the Transportation Act preempts state laws permitting vicarious liability have generally concluded that these laws are preempted with respect to cases commenced on or after August 10, 2005. One New York lower court, however, has reached a contrary conclusion in a 2006 case involving a leasing trust. This New York court concluded that the preemption provision in the Transportation Act was an unconstitutional exercise of congressional authority under the Commerce Clause of the United States Constitution and, therefore, did not preempt New York law regarding vicarious liability. New York’s appellate court overruled the trial court and upheld the constitutionality of the preemption provision in the Transportation Act. New York’s highest court, the Court of Appeals, dismissed the appeal. In a 2008 decision relating to a case in Florida, the U.S. Court of Appeals for the 11th Circuit upheld the constitutionality of the Transportation Act, and the plaintiffs’ petition seeking review of the decision by the U.S. Supreme Court was denied. In 2010, a similar decision was issued by the U.S. Court of Appeals for the 8th Circuit. While the outcome in these cases upheld federal preemption under the Transportation Act, the outcome of any future cases remains uncertain at this time.

The servicer maintains liability insurance on behalf of the titling company, and NMAC is a named insured under the titling company’s applicable insurance policies. However, in the event that all applicable insurance coverage were to be exhausted (including the coverage provided by the contingent and excess liability insurance policies) and damages in respect of vicarious liability were to be assessed against the titling company, claims could be imposed against the titling company assets, including any leased vehicles allocated to a series, and in certain circumstances, with respect to a leased vehicle that is an Other Series Asset or an asset allocated to the Unallocated Assets Series. If any of these claims were imposed against the titling company assets, investors in the notes could incur a loss on their investment.

Security Interests

Various liens such as those discussed under “Additional Legal Aspects of the Titling Company and the 20[●]-[●] Series—Allocation of Titling Company Liabilities” in this prospectus could be imposed upon all or part of the 20[●]-[●] Series Assets (including the related leased vehicles) that, by operation of law, would take priority over the indenture trustee’s interest therein. For a discussion of the risks associated with third-party liens on leases and leased vehicles, see “Risk Factors—Risks related to the limited nature of the issuing entity’s assets—Interests of other persons in the leases and the leased vehicles could be superior to the issuing entity’s interest, which may result in delayed or reduced payments on your notes” in this prospectus. Additionally, any perfected security interest of the indenture trustee in all or part of the property of the issuing entity could also be subordinate to claims of any trustee in bankruptcy or debtor-in-possession in the event of a bankruptcy of the depositor prior to any perfection of the transfer of the assets transferred by the depositor to the issuing entity, pursuant to the Series Certificate Transfer Agreement. See “Risk Factors—Risks related to the servicer and other transaction parties—Bankruptcy of NMAC, the depositor[,] [or] the titling company [or NILT LLC] could result in delays in payments or losses on your notes” in this prospectus.

Repossession of Leased Vehicles

If a lessee defaults on its lease, the servicer will have all the remedies of a lessor under the UCC, except where specifically limited by other state laws. These remedies include the right to perform self-help repossession unless it would constitute a breach of the peace or unless otherwise prohibited by state law. Self-help repossession is the method used by NMAC in most cases and usually is accomplished by using an independent contractor to take possession of the leased vehicle. In cases where the lessee objects or raises a defense to repossession, or if otherwise required by state law, NMAC may have to obtain a court order before repossessing the vehicle.

If a lessee is in default on its lease, some states require that the lessor notify the lessee of the default and give the lessee a time period to cure the default prior to repossession. In NMAC’s experience, this right to cure is exercised by only a limited number of lessees.

Upon repossession of a vehicle, the UCC and other state laws may require the lessor to provide the lessee with reasonable notice of the date, time, and place of any public sale and/or the date after which any private sale of the leased vehicle may be held. The lessee may have the right, in some states, to cure the default under the lease prior to sale by paying the lessor the past due amounts owed under the lease plus reasonable expenses for repossessing, holding, and preparing the vehicle for disposition and arranging for the sale, including attorneys’ fees when allowed by law.

Deficiency Judgments

The servicer will generally apply the proceeds of sale of a leased vehicle first to the expenses of resale and repossession and then to the satisfaction of the amounts due under the related lease. While some states impose prohibitions or limitations on deficiency judgments if the net proceeds from resale of a leased vehicle do not cover the full amounts due under the related lease, a deficiency judgment can be sought in those states that do not directly prohibit or limit such judgments. However, in some states, a lessee may be allowed an offsetting recovery for any amount not recovered at resale because the terms of the resale were not commercially reasonable. In any event, a deficiency judgment would be a personal judgment against the lessee for the shortfall, and a defaulting lessee would in many cases be expected to have little capital or sources of income available following repossession. Therefore, in such cases, it may not be useful or cost effective to seek a deficiency judgment. Even if a deficiency judgment is obtained, it may be settled at a significant discount or it may prove impossible to collect all or any portion of such judgment.

Courts have applied general equitable principles in litigation relating to repossession and deficiency balances. These equitable principles may have the effect of relieving a lessee from some or all of the legal consequences of a default.

In several cases, consumers have asserted that the self-help remedies of lessors violate the due process protection provided under the Fourteenth Amendment to the Constitution of the United States. Courts have generally found that repossession and resale by a lessor do not involve sufficient state action to afford constitutional protection to consumers.

Consumer Protection Law

Numerous federal and state consumer protection laws impose requirements upon lessors and servicers involved in consumer leasing. The federal Consumer Leasing Act of 1976 and Regulation M, enforced by the Consumer Financial Protection Bureau (“CFPB”), for example, require that a number of disclosures be made at the time a vehicle is leased, including:

(1)	the amount and type of all payments due at the time of origination of the lease,

(2)	a description of the lessee’s liability at the end of the Lease Term,

(3)	the amount of any periodic payments and manner of their calculation,

(4)	the circumstances under which the lessee may terminate the lease prior to the end of the Lease Term,

(5)	the capitalized cost of the vehicle, and

(6)	a warning regarding possible charges for early termination.

All states, except for the State of Louisiana, have adopted Article 2A of the UCC which provides protection to lessees through specified implied warranties and the right to cancel a lease relating to defective goods. Additionally, certain states such as California have enacted comprehensive vehicle leasing statutes that, among other things, regulate the disclosures to be made at the time a vehicle is leased. The various federal and state consumer protection laws would apply to the titling company as owner or lessor of the leases and may also apply to the issuing entity as holder of the 20[●]-[●] Series Certificate. The failure to comply with these consumer protection laws may give rise to liabilities on the part of the servicer and the titling company, including liabilities for statutory damages and attorneys’ fees. In addition, claims by the servicer, the titling company and the titling company may be subject to set-off as a result of any noncompliance.

Many states have adopted laws (each, a “Lemon Law”) providing redress to consumers who purchase or lease a vehicle that remains out of conformance with its manufacturer’s warranty after a specified number of attempts to correct a problem or after a specific time period. Should any leased vehicle become subject to a

Lemon Law, a lessee could compel the titling company to terminate the related lease and refund all or a portion of payments that previously have been paid with respect to that lease. Although the titling company may be able to assert a claim against the manufacturer of any such defective leased vehicle, there can be no assurance any such claim would be successful. To the extent a lessee is able to compel the titling company to terminate the related lease, the lease will be deemed to be a Liquidated Lease and amounts received thereafter on or in respect of such lease will constitute Liquidation Proceeds. As described under “The Leases—General” in this prospectus, NMAC will represent and warrant that as of the cutoff date, the related leases and leased vehicles comply with all applicable laws, including Lemon Laws, in all material respects. Nevertheless, there can be no assurance that one or more leased vehicles will not become subject to return (and the related lease terminated) in the future under a Lemon Law.

The federal Servicemembers Civil Relief Act (the “Relief Act”) and similar laws of many states may provide relief to members of the armed services, including members of the Army, Navy, Air Force, Marines, Space Force, National Guard, Reservists, Coast Guard and officers of the National Oceanic and Atmospheric Administration and officers of the U.S. Public Health Service assigned to duty with the military, on active duty, who have entered into an obligation, such as a lease contract for a lease of a vehicle, before entering into military service and provide that under some circumstances the lessor may not terminate the lease contract for breach of the terms of the contract, including nonpayment. Furthermore, under the Relief Act, a lessee may terminate a lease of a vehicle at any time after commencement of active duty if (i) the lease is executed by or on behalf of a person who subsequently enters military service under a call or order specifying a period of not less than 180 days; (ii) the lessee, while in the military, executes a lease of a vehicle and thereafter receives military orders for a permanent change of station outside of the continental United States or for deployment for active duty for a period of not less than 180 days; or (iii) the lessee, while in military service executes a lease upon receipt of military orders, and thereafter receives a stop movement order in response to a local, national, or global emergency, effective for an indefinite period or for a period of not less than 30 days, which prevents the lessee or the lessee’s dependents, from using the vehicle for personal or business transportation. No early termination charge may be imposed on the lessee. No early termination charge may be imposed on the lessee for such termination. No information can be provided as to the number of leases that may be affected by these laws. In addition, current military operations of the United States, including military operations overseas have increased the number of persons in reserve status who have been called or will be called to active duty. In addition, these laws may impose limitations that would impair the ability of the servicer to repossess a defaulted vehicle during the lessee’s period of active duty status. Thus, if a lease goes into default, there may be delays and losses occasioned by the inability to exercise the rights of the titling company with respect to the lease and the related leased vehicle in a timely fashion. If a lessee’s obligations to make payments is adjusted or extended, the servicer will not be required to advance such amounts. Any resulting shortfalls in interest or principal will reduce the amount available for distribution on the notes and the certificates.

On December 20, 2019, the Fiscal Year (FY) 2020 National Defense Authorization Act (“2020 NDAA”) was enacted. Section 545 of the 2020 NDAA expands financial protections for military families by allowing the spouse of a servicemember who died while in military service to terminate a vehicle lease one year from the date of the servicemember’s death, as long as that servicemember died while in military service or while performing full-time national guard duty, active guard and reserve duty, or inactive-duty training. In addition, the 2020 NDAA also allows the spouse of a servicemember who sustains a catastrophic injury or illness to terminate a car lease one year from the date of the catastrophic injury or illness, as long as that servicemember sustained the catastrophic injury or illness while in military service or while performing full-time national guard duty, active guard and reserve duty, or inactive-duty training. No early termination charges (as defined in the Relief Act) may be imposed for such termination.

Further, on January 1, 2021, the William M. (Mac) Thornberry National Defense Authorization Act for Fiscal Year 2021 (the “2021 NDAA”) was signed into law. The 2021 NDAA further amended the Servicemember Civil Relief Act to give dependents and not just spouses of servicemembers who incur a catastrophic injury or illness or die while in military service the right to terminate leases of motor vehicles in the one year time frame described above. However, the 2021 NDAA also clarified that a spouse’s or dependent’s right to terminate, in cases of catastrophic illness or injury, is only to the extent the servicemember lacks the mental capacity to manage his or her own affairs as a result of such catastrophic illness or injury, otherwise only the servicemember may terminate the lease. No early termination charges (as defined in the Servicemember Civil Relief Act) may be imposed for such termination.

On December 27, 2021, President Biden signed the National Defense Authorization Act for Fiscal Year 2022 (the “2022 NDAA”) into law. Title LXII of the 2022 NDAA otherwise referred to as the Foreign Service Families Act of 2021 amends the Foreign Service Act of 1980 and in part applies the terms governing termination of automobile leases in the Relief Act provided to servicemembers in the same manner and to the same extent to members of the Foreign Service posted abroad.

The servicer will make representations and warranties in the Servicing Agreement that, as to each lease and the related leased vehicle as of the relevant vehicle representation date, the servicer has satisfied, or has directed the related dealer to satisfy, the provisions of Servicing Agreement with respect to such lease and the application for the related certificate of title. If any such representation and warranty proves to be incorrect with respect to any lease, has certain material adverse effects and is not timely cured, the servicer will be required under the Servicing Agreement to deposit an amount equal to the Repurchase Payment in respect of the lease and the related leased vehicle into the applicable Series Collection Account unless the breach is cured in all material respects. See “Description of the Servicing Agreement—Representations and Warranties; Remedies” in this prospectus for further information regarding the foregoing representations and warranties and the servicer’s obligations with respect thereto.

Consumer Financial Protection Bureau

The CFPB is responsible for implementing and enforcing various federal consumer protection laws and supervising certain depository institutions and non-depository institutions offering financial products and services to consumers, including indirect automobile retail and lease financing.

The CFPB has supervisory, examination and enforcement authority over certain non-depository institutions, including those entities that are larger participants of a market for consumer financial products or services, as defined by rule. NMAC is subject to the supervisory, examination and enforcement authority of the CFPB.

The CFPB and the United States Department of Justice have in recent years conducted fair lending investigations of several indirect automobile lenders, including NMAC, to determine whether their dealer markup and compensation policies resulted in any discriminatory practices, and several of those automobile lenders have entered into settlements with these U.S. government agencies with respect to such policies. While it discussed such matters with the agencies, NMAC did not ultimately enter into a settlement with respect to its policies. In late 2016 the investigation was closed.

The CFPB and nine states began a supervisory examination of NMAC in 2016. In March 2017, NMAC received the multi-state examination results. NMAC responded to the various state findings and perceived infractions alleged by the regulators. While some states requested NMAC to provide refunds for several perceived infractions, there were no fines or sanctions levied or any other disciplinary actions taken by any of the states.

On August 24, 2017, NMAC received the CFPB’s Final Examination Report (the “Report”). The Report identified certain matters requiring attention (“MRAs”), most concerning the CFPB’s general finding that NMAC’s compliance policies and procedures were materially undeveloped. NMAC responded to all MRAs and made all adjustments requested in the Report. In the aftermath of the 2016 examination, the enforcement division of the CFPB served NMAC with two Civil Investigative Demands (the “CIDs”) in September 2017 and February 2019. They required NMAC to produce specified documents, data and materials concerning the five most material findings from the examination. NMAC responded to these CIDs. On August 19, 2019, the CFPB enforcement division informed NMAC that it intended to recommend to its leadership that the agency commence an enforcement action against NMAC.

In October 2020, NMAC agreed to a settlement with the CFPB, agreeing to pay a penalty of $4.0 million to the CFPB and to provide cash and credit redress to customers determined to have been the subject of wrongful repossessions in amounts of up to $750,000 and approximately $14,500, respectively. NMAC is subject to the terms of such settlement for five years and the CFPB is monitoring NMAC’s compliance with the terms thereof. In addition to the above, from time to time, NMAC is a party to legal proceedings, and are presently a party to, and are vigorously defending, various legal proceedings, including proceedings that are or purport to be class actions. Plaintiffs in class action proceedings may seek to recover amounts which are large and may be indeterminable for some period of time. Some of the legal proceedings to which NMAC is a party may include claims for rescission and/or set-off, among other forms of relief. Costs to defend legal proceedings and the cost of actual settlements, judgments or resolutions of these legal proceedings may negatively affect NMAC’s business and financial performance.

For additional discussion of how a failure to comply with consumer protection laws may impact the issuing entity, the leases or your investment in the securities, see “Risk Factors—Risks related to the characteristics, servicing and performance of the leases and related leased vehicles allocated to, and associated with, the 20[●]-[●] Series—Failure to comply with consumer protection laws may result in losses on your notes” in this prospectus.

Other Limitations

In addition to laws limiting or prohibiting deficiency judgments, numerous other statutory provisions, including applicable insolvency laws, may interfere with or affect the ability of the servicer to enforce the rights of the titling company under the leases. For example, if a lessee commences bankruptcy proceedings, the receipt of that lessee’s payments due under the related lease is likely to be delayed. In addition, a lessee who commences bankruptcy proceedings might be able to assign the lease to another party even though that lease prohibits assignment.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

Set forth below is a discussion of the material U.S. federal income tax consequences relevant to the purchase, ownership and disposition of the offered notes. References to “notes” in this discussion refer to any offered notes other than any notes retained by the depositor or an affiliate thereof. This information is directed to prospective purchasers that are unrelated to the issuing entity who purchase notes at their issue price in the initial distribution thereof and who hold the notes as “capital assets” within the meaning of Section 1221 of the Code. This discussion is based upon current provisions of the Code, existing and proposed Treasury Regulations thereunder, current administrative rulings, judicial decisions and other applicable authorities. To the extent that the following summary relates to matters of law or legal conclusions with respect thereto, such summary represents the opinion of Mayer Brown LLP, special federal tax counsel to the issuing entity, subject to the qualifications set forth in this discussion. There are no cases or Internal Revenue Service (the “IRS”) rulings on similar transactions involving both debt and equity interests issued by an issuing entity with terms similar to those of the notes. As a result, there can be no assurance that the IRS will not challenge the conclusions reached in this prospectus, and no ruling from the IRS has been or will be sought on any of the issues discussed below. Furthermore, legislative, judicial or administrative changes may occur, perhaps with retroactive effect, which could affect the accuracy of the statements and conclusions set forth in this prospectus as well as the tax consequences to noteholders.

This discussion is not a complete analysis of all potential U.S. federal income tax consequences and does not address any tax consequences arising under any state, local or non-U.S. tax laws, any income tax treaties, or any other U.S. federal tax laws, including U.S. federal estate and gift tax laws. The following discussion also does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to noteholders in light of their personal investment circumstances nor, except for limited discussions of particular topics, to holders subject to special treatment under the U.S. federal income tax laws, including:

•	financial institutions;

•	broker-dealers;

•	insurance companies;

•	tax-exempt organizations;

•	mutual funds;

•	regulated investment companies;

•	real estate investment trusts;

•	S-corporations;

•	trusts and estates;

•	traders in securities that have elected the mark-to-market method of accounting for their securities;

•	persons subject to for any alternative minimum tax;

•	“controlled foreign corporations”;

•	“passive foreign investment companies”;

•	certain U.S. expatriates;

•	persons that hold the notes as a position in a “straddle” or as part of a synthetic security or “hedge,” “conversion transaction” or other integrated investment;

•	persons that have a “functional currency” other than the U.S. dollar; and

•	pass-through entities and persons who are investors in such pass-through entities.

Prospective investors should consult their own tax advisors in determining the federal, state, local, foreign and any other tax consequences to them of the purchase, ownership and disposition of the notes.

For purposes of the following discussion, the term “U.S. Holder” means a beneficial owner of a note that is, for U.S. federal income tax purposes, (i) an individual citizen or resident of the United States, (ii) a corporation (or other entity subject to U.S. federal income taxation as a corporation) created or organized in or under the laws of the United States, any state thereof or the District of Columbia, or (iii) an estate or trust treated as a United States person under Section 7701(a)(30) of the Code. The term “Non-U.S. Holder” means a beneficial owner of a note other than a U.S. Holder or an entity treated as a partnership for U.S. federal income tax purposes. For the purposes of this discussion, U.S. Holders and Non-U.S. Holders are referred to collectively as “Holders.”

Furthermore, the discussion below does not address the indirect effects on the holders of equity interests in any entity (e.g., a partnership) that is a beneficial owner of notes. Such holders, including partners in a partnership that beneficially own notes, should consult their tax advisors with regard to the application of the United States federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

On the closing date, Mayer Brown LLP, special federal tax counsel to the issuing entity, will deliver an opinion, subject to the assumptions and qualifications therein, to the effect that for U.S. federal income tax purposes, the notes (other than notes, if any, beneficially owned by (i) the issuing entity or a person treated as the same person as the issuing entity for U.S. federal income tax purposes , (ii) a member of an expanded group (as defined in Treasury Regulation Section 1.385-1(c)(4) or any successor regulation then in effect) that includes the issuing entity (or a person considered to be the same person as the issuing entity for United States federal income tax purposes), (iii) a “controlled partnership” (as defined in Treasury Regulation Section 1.385-1(c)(1) or any successor regulation then in effect) of such expanded group or (iv) a disregarded entity owned directly or indirectly by a person described in preceding clause (ii) or (iii)) will be characterized as debt and the issuing entity will not be classified as an association (or a publicly traded partnership) taxable as a corporation. Holders should be aware that, as of the closing date, no transaction closely comparable to that contemplated herein has been the subject of any judicial decision, Treasury Regulation or IRS revenue ruling. Although special federal tax counsel to the issuing entity will issue tax opinions to the effect described above, the IRS may successfully take a contrary position and the tax opinions are not binding on the IRS or on any court. Holders will be deemed to agree, by their purchase of the notes, to treat the notes (other than notes beneficially owned by the issuing entity or a person treated as the same person as the issuing entity for U.S. federal income tax purposes) as debt for U.S. federal income tax purposes. The discussion below assumes this characterization of the notes is correct.

The United States Department of the Treasury and the IRS have issued Treasury Regulations under Section 385 of the Code that address the debt or equity treatment of instruments held by certain parties related to the issuing entity. In particular, in certain circumstances, a note that otherwise would be treated as debt is treated as stock for U.S. federal income tax purposes during periods in which the note is held by an applicable related party (meaning a member of an “expanded group” that includes the issuing entity (or its owner(s)), generally based on a group of corporations or controlled partnerships connected through 80% direct or indirect ownership links). Under these Treasury Regulations, any notes treated as stock under these rules could result in adverse tax consequences to such related party noteholder, including that U.S. federal withholding taxes could apply to distributions on the notes. If the issuing entity were to become liable for any such withholding or failure to so withhold, the resulting impositions could reduce the cash flow that would otherwise be available to make payments on all notes. In addition, when a recharacterized note is acquired by a beneficial owner that is not an applicable related party, that note is generally treated as reissued for U.S. federal income tax purposes and thus may have tax characteristics differing from notes of the same class that were not previously held by a related party. As a result of considerations arising from these rules, the Trust Agreement will provide restrictions on certain potential holders of certificates if they are related to a noteholder. The issuing entity does not expect that these Treasury Regulations will apply to any of the notes. However, the Treasury Regulations are complex and have not yet been applied by the IRS or any court. In addition, the IRS has reserved certain portions of the

Treasury Regulations pending its further consideration. Prospective investors should note that the Treasury Regulations are complex, and are urged to consult their tax advisors regarding the possible effects of these rules.

Tax Treatment of Issuing Entity

At closing the issuing entity will be disregarded as separate from the depositor for U.S. federal income tax purposes but may be treated as a partnership should the depositor transfer any of the certificates to another party (that is not treated as the same person as the depositor for U.S. federal income tax purposes) or should any of the notes be characterized by the IRS as equity of the issuing entity. If the issuing entity is treated as a partnership for U.S. federal income tax purposes, partnership audit rules would generally apply to the issuing entity. Under the partnership audit rules, unless an entity elects otherwise, taxes arising from audit adjustments are required to be paid by the entity rather than by its partners or members. The parties responsible for the tax administration of the issuing entity described herein will have the authority to utilize, and intend to utilize, any exceptions available under these provisions (including any changes) and IRS regulations so that the issuing entity’s members, to the fullest extent possible, rather than the issuing entity itself, will be liable for any taxes arising from audit adjustments to the issuing entity’s taxable income if the issuing entity is treated as a partnership. It is unclear to what extent these elections will be available to the issuing entity and how any such elections may affect the procedural rules available to challenge any audit adjustment that would otherwise be available in the absence of any such elections. Prospective investors are urged to consult with their tax advisors regarding the possible effect of these rules.

Tax Consequences to U.S. Holders of the Notes

Stated Interest and OID: Stated interest on the notes will be taxable as ordinary income for U.S. federal income tax purposes when received or accrued in accordance with a Holder’s method of tax accounting. It is possible that one or more classes of notes offered hereunder will be issued with more than a de minimis amount (i.e., less than 1/4% of the principal amount of a class of notes multiplied by its weighted average life to maturity) of OID. If a class of notes offered hereunder is in fact issued at a greater than de minimis discount or is treated as having been issued with OID under the Treasury Regulations, the following general rules will apply.

The excess of the “stated redemption price at maturity” of a class of notes offered hereunder (generally equal to its principal amount as of the date of original issuance plus all interest other than “qualified stated interest payments” payable prior to or at maturity) over its original issue price (in this case, the initial offering price at which a substantial amount of the class of notes are sold to the public) will constitute OID. Qualified stated interest payments are interest payments on the notes that are unconditionally payable at least annually at a single fixed rate applied to the outstanding principal amount of the obligations. A U.S. Holder must include OID in income over the term of the notes under a constant yield method. In general, OID must be included in income in advance of the receipt of the cash representing that income.

In the case of a debt instrument (such as a note) as to which the repayment of principal may be accelerated as a result of the prepayment of other obligations securing the debt instrument, under Section 1272(a)(6) of the Code, the periodic accrual of OID is determined by taking into account (i) a reasonable prepayment assumption in accruing OID (generally, the assumption used to price the debt offering), and (ii) adjustments in the accrual of OID when prepayments do not conform to the prepayment assumption, and regulations could be adopted applying those provisions to the notes. It is unclear whether those provisions would be applicable to the notes in the absence of such regulations or whether use of a reasonable prepayment assumption may be required or permitted without reliance on these rules. If this provision applies to the notes, the amount of OID that will accrue in any given “accrual period” may either increase or decrease depending upon the actual prepayment rate. In the absence of such regulations (or statutory or other administrative clarification), any information reports or returns to the IRS and the Holders regarding OID, if any, will be based on the assumption that the leases will prepay at a rate based on the assumption used in pricing the notes offered hereunder. However, no representation will be made regarding the prepayment rate of the leases. See “Maturity and Prepayment Considerations” and

“Weighted Average Life of the Notes” in this prospectus. Accordingly, U.S. Holders are advised to consult their own tax advisors regarding the impact of any prepayments of the leases (and the OID rules) if the notes offered hereunder are issued with OID.

In the case of a note purchased with de minimis OID, generally, a portion of such OID is taken into income upon each principal payment on the note. Such portion equals the de minimis OID times a fraction whose numerator is the amount of principal payment made and whose denominator is the stated principal amount of the note. Such income generally is capital gain.

Short Term Debt. A U.S. Holder of a note, which has a fixed maturity date not more than one year from the issue date, will generally not be required to include OID income on the note as it accrues. However, the foregoing rule may not apply if such owner holds the instrument as part of a hedging transaction, or as a stripped bond or stripped coupon or if the holder is:

1.	an accrual method taxpayer;

2.	a bank;

3.	a broker or dealer that holds the note as inventory;

4.	a regulated investment company or common trust fund; or

5.	the beneficial owner of certain pass-through entities specified in the Code.

A U.S. Holder of a note who is not required to include OID income on the note as it accrues will instead include the OID accrued on the note in gross income as principal is paid thereon, at maturity and upon a sale or exchange of the note. Such Holder would be required to defer deductions for any interest expense on an obligation incurred to purchase or carry the note except to the extent it exceeds the sum of any interest income and OID accrued on such note. However, such Holder may elect to include OID in income as it accrues on all obligations having a maturity of one year or less held by such owner in that taxable year or thereafter, in which case the deferral rule of the preceding sentence will not apply. For purposes of this paragraph, OID accrues on a note on a straight-line basis, unless the owner irrevocably elects, under Treasury Regulations, to apply a constant interest method, using the Holder’s yield to maturity and daily compounding.

Market Discount. The notes, whether or not issued with OID, will be subject to the “market discount rules” of Section 1276 of the Code. In general, these rules provide that if a U.S. Holder purchases a note at a market discount (that is, a discount from its stated redemption price at maturity (which is generally the stated principal amount) or if the related notes were issued with OID, its original issue price (as adjusted for accrued OID, that exceeds a de minimis amount specified in the Code)) and thereafter (a) recognizes gain upon a disposition, or (b) receives payments of principal, the lesser of (i) such gain or principal payment or (ii) the accrued market discount, will be taxed as ordinary interest income. Generally, the accrued market discount will be the total market discount on the related note multiplied by a fraction, the numerator of which is the number of days the U.S. Holder held such note and the denominator of which is the number of days from the date the U.S. Holder acquired such note until its maturity date. The U.S. Holder may elect, however, to determine accrued market discount under the constant-yield method.

Limitations imposed by the Code which are intended to match deductions with the taxation of income may defer deductions for interest on indebtedness incurred or continued, or short-sale expenses incurred, to purchase or carry a note with accrued market discount. A U.S. Holder may elect to include market discount in gross income as it accrues and, if such U.S. Holder makes such an election, it is exempt from this rule. Any such election will apply to all debt instruments acquired by the taxpayer on or after the first day of the first taxable year to which such election applies. The adjusted basis of a note subject to such election will be increased to reflect market discount included in gross income, thereby reducing any gain or increasing any loss on a sale or taxable disposition.

Amortizable Bond Premium. In general, if a U.S. Holder purchases a note at a premium (that is, an amount in excess of the amount payable upon the maturity thereof), such U.S. Holder will be considered to have purchased such note with “amortizable bond premium” equal to the amount of such excess. Such U.S. Holder may elect to amortize such bond premium as an offset to interest income and not as a separate deduction item as it accrues under a constant-yield method over the remaining term of the note. Such U.S. Holder’s tax basis in the note will be reduced by the amount of the amortized bond premium. Any such election will apply to all debt instruments (other than instruments the interest on which is excludible from gross income) held by the U.S. Holder at the beginning of the first taxable year for which the election applies or thereafter acquired and is irrevocable without the consent of the IRS. Bond premium on a note held by a U.S. Holder who does not elect to amortize the premium will decrease the gain or increase the loss otherwise recognized on the disposition of the note.

Acquisition Premium. A U.S. Holder that purchases in a secondary market a note that was originally issued with OID for an amount less than or equal to the sum of all amounts payable on the note after the purchase date other than payments of qualified stated interest but in excess of its adjusted issue price (any such excess being “acquisition premium”) and that does not make the election described below under “—Total Accrual Election” is permitted to reduce the daily portions of OID, if any, by a fraction, the numerator of which is the excess of the U.S. Holder’s adjusted basis in the note immediately after its purchase over the adjusted issue price of the note, and the denominator of which is the excess of the sum of all amounts payable on the note after the purchase date, other than payments of qualified stated interest, over the note’s adjusted issue price.

Total Accrual Election. A U.S. Holder may elect to include in gross income all interest that accrues on a note using the constant-yield method described above under the heading “—Stated Interest and OID,” with modifications described below. For purposes of this election, interest includes stated interest, acquisition discount, OID, de minimis OID, market discount, de minimis market discount and unstated interest, as adjusted by any amortizable bond premium (described above under “—Amortizable Bond Premium”) or acquisition premium.

In applying the constant-yield method to a note with respect to which this election has been made, the issue price of the note will equal the electing U.S. Holder’s adjusted basis in the note immediately after its acquisition, the issue date of the note will be the date of its acquisition by the electing U.S. Holder, and no payments on the note will be treated as payments of qualified stated interest. This election will generally apply only to the note with respect to which it is made and may not be revoked without the consent of the IRS. U.S. Holders should consult with their own advisers as to the effect in their circumstances of making this election.

Sale or Other Disposition. If a U.S. Holder sells a note, the U.S. Holder will recognize gain or loss in an amount equal to the difference between the amount realized on the sale and the U.S. Holder’s adjusted tax basis in the note. The adjusted tax basis of a note to a particular U.S. Holder will equal the U.S. Holder’s cost for the note, increased by any market discount, acquisition discount, OID and gain previously included in income by that U.S. Holder with respect to the note and decreased by the amount of bond premium, if any, previously amortized and by the amount of payments of principal and OID previously received by that U.S. Holder with respect to the note. Any gain or loss, and any gain or loss recognized on a prepayment of the notes, will be capital gain or loss if the note was held as a capital asset (except for gain representing accrued interest and income), and will be long-term or short-term depending on whether the note has been owned for the long-term capital gain holding period (currently, more than one year). For non-corporate U.S. Holders, capital gain recognized on the sale or other disposition of a note held for more than one year will be taxed at a maximum rate of 20%. Capital gain for a note held for one year or less is taxed at the rates applicable to ordinary income. U.S. Holders must aggregate capital gains and losses for each taxable year. In the event a U.S. Holder realizes a net capital loss for any year there are limitations on the amount of these capital losses which can be deducted. Capital losses generally may be used only to offset capital gains.

Potential Acceleration of Income. An accrual method taxpayer that prepares an “applicable financial statement” (as defined in Section 451 of the Code, which includes any GAAP financial statement, Form 10-K annual statement, audited financial statement or a financial statement filed with any federal agency for non-tax purposes) generally would be required to include certain items of income in gross income no later than the time such amounts are reflected on such a financial statement. This could result in an acceleration of income recognition for income items differing from the above description. The United States Department of the Treasury released Treasury Regulations that exclude from this rule any item of gross income for which a taxpayer uses a special method of accounting required by certain sections of the Code, including income subject to the timing rules for OID and de minimis OID, income under the contingent payment debt instrument rules, income under the variable rate debt instrument rules, and market discount (including de minimis market discount). Noteholders should consult their tax advisors with regard to these rules.

Net Investment Income. A tax of 3.8% is imposed on the “net investment income” of certain individuals, trusts and estates. Among other items, net investment income generally includes gross income from interest and net gain attributable to the disposition of certain property, less certain deductions. U.S. Holders should consult their own tax advisors regarding the possible implications of this tax in their particular circumstances.

Tax Consequences to Non-U.S. Holders of the Notes

Interest (including OID) paid (or accrued) to a Non-U.S. Holder generally will be considered “portfolio interest,” and, except as described below with respect to FATCA and backup withholding, generally will not be subject to U.S. federal income tax and withholding tax if the interest is not effectively connected with the conduct of a U.S. trade or business by the Non-U.S. Holder (or under certain tax treaties is not attributable to a United States permanent establishment maintained by such Non-U.S. Holder), and,

1.

the Non-U.S. Holder is not actually or constructively a “10 percent shareholder” of the issuing entity or the depositor (including a holder of 10% of the outstanding certificates of the issuing entity) or a “controlled foreign corporation” with respect to which the issuing entity or the depositor is a “related person” within the meaning of the Code;

2.	the Non-U.S. Holder is not a bank receiving interest described in Section 881(c)(3)(A) of the Code;

3.	the interest is not contingent interest described in Section 871(h)(4) of the Code; and

4.	the Non-U.S. Holder does not bear specified relationships to any certificateholder or the issuing entity.

To qualify for the exemption from taxation, the Non-U.S. Holder must provide the indenture trustee or other person who is otherwise required to withhold U.S. tax with respect to the notes with an appropriate statement (on Form W-8BEN or Form W-8BEN-E or other applicable form or successor form), signed under penalties of perjury, certifying that the owner of the note is a Non-U.S. Holder and providing the Non-U.S. Holder’s name and address. If a note is held through a securities clearing organization or other financial institution, the organization or institution may provide the relevant signed statement to the withholding agent; in that case, however, the signed statement must be accompanied by a Form W-8BEN or Form W-8BEN-E (or other applicable form or successor form) provided by the Non-U.S. Holder and the Non-U.S. Holder must notify the financial institution acting on its behalf of any changes to the information on the Form W-8BEN or Form W-8BEN-E (or other applicable form or successor form) within 30 days of that change. If interest paid to a Non-U.S. Holder is not considered portfolio interest, then it will be subject to U.S. federal income and withholding tax at a rate of 30 percent, unless reduced or eliminated pursuant to an applicable tax treaty. In order to claim the benefit of any applicable tax treaty, the Non-U.S. Holder must provide the indenture trustee or other person who is required to withhold U.S. tax with respect to the notes with an appropriate statement (on Form W-8BEN or Form W-8BEN-E or other applicable form or successor form), signed under penalties of perjury, certifying that the Non-U.S. Holder is entitled to benefits under the treaty.

Any capital gain realized on the sale, redemption, retirement or other taxable disposition of a note by a Non-U.S. Holder will be exempt from U.S. federal income and withholding tax, provided that (1) that gain is not effectively connected with the conduct of a U.S. trade or business by the Non-U.S. Holder (or under certain tax treaties is not attributable to a United States permanent establishment maintained by such Non-U.S. Holder) and (2) in the case of an individual Non-U.S. Holder, the Non-U.S. Holder is not present in the United States for 183 days or more during the taxable year of disposition or certain other conditions are not met.

Foreign Account Tax Compliance

Under Sections 1471 through 1474 of the Code (“FATCA”), withholding may be required on certain payments to holders of notes (including intermediaries) who do not provide certain information to the issuing entity or other applicable withholding agent, which may include the name, address, taxpayer identification number and certain other information with respect to direct and certain indirect U.S. Holders. If an amount in respect of U.S. withholding tax were to be deducted or withheld from interest payments on any notes as a result of a Holder’s failure to comply with these rules or as a result of the presence in the payment chain of an intermediary that does not comply with these rules, neither the issuing entity nor any paying agent nor any other person would, pursuant to the terms of the notes, be required to pay additional amounts as a result of the deduction or withholding of such tax. As a result, Holders may receive less interest than expected. Certain countries have entered into, and other countries are expected to enter into, agreements with the United States to facilitate the type of information reporting required under FATCA. While the existence of such agreements will not eliminate the risk that notes will be subject to the withholding described above, these agreements are expected to reduce the risk of the withholding for investors in (or indirectly holding notes through financial institutions in) those countries. If applicable, FATCA withholding applies to payments of U.S. source dividends, interest, and other fixed payments, and, under rules previously scheduled to take effect beginning January 1, 2019, to payments from the disposition of property producing such payments (e.g. notes). Treasury Regulations have been published in proposed form that eliminate withholding payments from such dispositions of such property. Pursuant to these proposed Treasury Regulations, the issuing entity and any withholding agent may rely on this change to FATCA withholding until the final Treasury Regulations are issued. Holders should consult their own tax advisers on how these rules may apply to payments they receive under the notes.

Backup Withholding and Information Reporting

U.S. Holders. Under current U.S. federal income tax law, backup withholding at specified rates and information reporting requirements may apply to payments of principal and interest (including OID) made to, and to the proceeds of sale before maturity by, certain noncorporate U.S. Holders of notes. Backup withholding will apply to a U.S. Holder if:

•	such U.S. Holder fails to furnish its Taxpayer Identification Number (“TIN”) to the payor in the manner required;

•	such U.S. Holder furnishes an incorrect TIN and the payor is so notified by the IRS;

•	the payor is notified by the IRS that such U.S. Holder has failed to properly report payments of interest or dividends; or

•

under certain circumstances, such U.S. Holder fails to certify, under penalties of perjury, that it has furnished a correct TIN and has not been notified by the IRS that it is subject to backup withholding for failure to report interest or dividend payments.

Backup withholding does not apply with respect to payments made to certain exempt recipients, including corporations (within the meaning of Section 7701(a) of the Code), tax-exempt organizations or qualified pension and profit-sharing trusts.

Backup withholding is not an additional tax. Any amounts withheld from a payment under the backup withholding rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability and may entitle such U.S. Holder to a refund, provided that certain required information is furnished to the IRS.

U.S. Holders should consult their tax advisors regarding their qualification and eligibility for exemption from backup withholding, and the application of information reporting requirements, in their particular situations.

Non-U.S. Holders. Backup withholding will not apply to payments of principal or interest (including OID) made by the issuing entity or its paying agent on a note if a Non-U.S. Holder has provided the required certification under penalties of perjury that it is not a U.S. Holder or has otherwise established an exemption (absent the issuing entity’s actual knowledge or reason to know that the Non-U.S. Holder is actually a U.S. Holder). Backup withholding is not an additional tax. Any amounts withheld from a payment under the backup withholding rules will be allowed as a credit against a Non-U.S. Holder’s U.S. federal income tax liability and may entitle such Non-U.S. Holder to a refund, provided that certain required information is furnished to the IRS.

The issuing entity must report annually to the IRS on IRS Form 1042-S the amount of interest (including OID) paid on the notes and the amount of tax withheld with respect to those payments. Copies of the information returns reporting those interest payments and withholding may also be made available to the tax authorities in the country in which a Non-U.S. Holder resides under the provisions of an applicable income tax treaty. Information reporting may also apply to payments made outside the United States, and payments on the sale, exchange, retirement or other disposition of a note effected outside the United States, if payment is made by a payor that is, for U.S. federal income tax purposes:

•	a United States person;

•	a controlled foreign corporation;

•	a U.S. branch of a foreign bank or foreign insurance company;

•	a foreign partnership controlled by United States persons or engaged in a U.S. trade or business; or

•	a foreign person, 50% or more of whose gross income is effectively connected with the conduct of a U.S. trade or business for a specified three-year period,

but the payment will not be subject to backup withholding unless the payor has actual knowledge that the payee is a U.S. Holder and no exception to backup withholding is otherwise established.

Non-U.S. Holders should consult their tax advisors regarding their qualification and eligibility for exemption from backup withholding, and the application of information reporting requirements, including as impacted by FATCA, in their particular situations.

Possible Alternative Treatments of the Notes and the Issuing Entity

Although, as discussed above, special federal tax counsel will issue an opinion as of the closing date to the issuing entity that, subject to the assumptions and qualifications therein, the notes (other than notes beneficially owned by the issuing entity or a person treated as the same person as the issuing entity for U.S. federal income tax purposes) will be characterized as debt for U.S. federal income tax purposes, and the issuing entity will not be characterized as an association (or a publicly traded partnership) taxable as a corporation, the IRS may take a contrary position. If the IRS were to contend successfully that any class of notes were not debt for U.S. federal income tax purposes, such notes might be treated as equity interests in the issuing entity. As a result, even if the depositor or other single person was the sole certificateholder of the issuing entity, the issuing entity would be considered to have multiple equity owners and might be classified for U.S. federal income tax purposes as an association taxable as a corporation or as a partnership. Additionally, even if all the notes are treated as debt for U.S. federal income tax purposes, but there is more than one person (and all such persons are not treated as the same person for U.S. federal income tax purposes) holding a certificate (or interest therein), the issuing entity may be considered to have multiple equity owners and might be classified for U.S. federal income tax purposes as an association taxable as a corporation or as a partnership.

A partnership is generally not subject to an entity level tax for U.S. federal income tax purposes, while an association or corporation is subject to an entity level tax. If the issuing entity were treated as a partnership (other than as a publicly traded partnership taxable as a corporation) and one or more classes of notes were treated as equity interests in that partnership, each item of income, gain, loss, deduction, and credit generated through the ownership of the 20[●]-[●] Series Certificate by the partnership would be passed through to the partners, including the affected Holders, according to their respective interests therein. Under current law, the income reportable by Holders as partners in such a partnership could differ from the income reportable by the Holders as holders of debt. Generally, such differences are not expected to be material; however, certain Holders may have adverse tax consequences. For example, cash basis Holders might be required to report income when it accrues to the partnership rather than when it is received by the Holders. Payments on the recharacterized notes would likely be treated as “guaranteed payments,” in which case the amount and timing of income to a U.S. Holder would generally not be expected to materially differ from that which would be the case were the notes not recharacterized. On the other hand, if payments are not treated as “guaranteed payments,” note that U.S. Holders would be taxed on the partnership income regardless of when distributions are made to them. Individual U.S. Holders are not entitled to deduct miscellaneous itemized deductions (which may include their share of partnership expenses) for the tax years 2018-2025. In addition, to the extent partnership expenses are treated as allocable to a trade or business, the amount or value of interest expense deductions available to the holders of equity interests in the issuing entity with respect to the issuing entity’s interest expense may be limited under the rules of Section 163(j) of the Code. Any income allocated to a Holder that is a tax-exempt entity may constitute unrelated business taxable income because all or a portion of the issuing entity’s taxable income may be considered debt-financed. The receipt of unrelated business taxable income by a tax-exempt holder could give rise to additional tax liability to such tax-exempt holder. Depending on the circumstances, a Non-U.S. Holder might be required to file a United States individual or corporate income tax return, as the case may be, and it is possible that (i) gross income allocated to such person may be subject to 30% withholding tax (i.e., unreduced by any interest deductions or other expenses) unless reduced or eliminated pursuant to an applicable tax treaty or (ii) such person may be subject to (x) tax (and withholding) on its allocable interest at regular U.S. rates and, in the case of a corporation, a 30% branch profits tax rate (unless reduced or eliminated pursuant to an applicable tax treaty) and (y) a withholding of tax on purchase price paid to it in the event of a disposition of the note (treated as a partnership interest).

In addition, as described above, the partnership audit rules apply to the audit of partnerships and entities treated as partnerships. As described above, the parties responsible for the tax administration of the issuing entity will have the authority to utilize, and intend to utilize, any exceptions available so that the issuing entity’s equity holders, to the fullest extent possible, rather than the issuing entity itself, will be liable for any taxes arising from audit adjustments to the issuing entity’s taxable income if the issuing entity is treated as a partnership. As such, holders of equity (including holders of notes recharacterized as equity) could be obligated to pay any such taxes and other costs, and may have to take the adjustment into account for the taxable year in which the adjustment is made rather than for the audited taxable year. Prospective investors are urged to consult with their tax advisors regarding the possible effect of these rules on them.

If, alternatively, the issuing entity were treated as either an association taxable as a corporation or a publicly traded partnership taxable as a corporation, the issuing entity would be subject to U.S. federal income taxes at corporate tax rates on its taxable income generated by ownership of the 20[●]-[●] Series Certificate. Moreover, distributions by the issuing entity to all or some of the Holders would probably not be deductible in computing the issuing entity’s taxable income and all or part of the distributions to Holders would probably be treated as dividends. Such an entity-level tax could result in reduced distributions to Holders and adversely affect the issuing entity’s ability to make payments of principal and interest with respect to the notes. To the extent distributions on such notes were treated as dividends, a Non-U.S. Holder would generally be subject to tax (and withholding) on the gross amount of such dividends at a rate of 30% unless reduced or eliminated pursuant to an applicable income tax treaty.

State and Local Tax Considerations

The above discussion does not address the tax treatment of the issuing entity, notes, or Holders under any state or local tax laws. The activities to be undertaken by the servicer in servicing and collecting on the leases will take place throughout the United States and, therefore, many different state and local tax regimes potentially apply to different portions of these transactions. It is possible a state or local jurisdiction may assert its right to impose tax on the issuing entity with respect to its income related to receivables collected from customers located in such jurisdiction. It is also possible that a state may require that a certificateholder or a noteholder treated as an equity-owner (including non-resident certificateholders and noteholders) file state income tax returns with the state pertaining to receivables collected from customers located in such state (and may require withholding by the issuing entity on related income). Certain states have also recently enacted partnership audit rules that mirror or connect with the audit rules that now apply to partnerships for U.S. federal income tax purposes, and similar considerations apply to those state partnership audit rules as apply to the current federal partnership audit rules. Prospective investors are urged to consult with their tax advisors regarding the state and local tax treatment of the issuing entity as well as any state and local tax consequences for them of purchasing, holding and disposing of notes.

The federal and state tax discussions set forth above are included for general information only and may not be applicable depending upon your particular tax situation. It is suggested that prospective investors consult their own tax advisors with respect to the tax consequences to them of the purchase, ownership and disposition of notes, including the tax consequences under state, local, foreign and other tax laws and the possible effects of changes in federal or other tax laws.

CERTAIN U.S. EMPLOYEE BENEFIT PLAN CONSIDERATIONS

Subject to the following discussion, the offered notes may be acquired with the assets of an “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), that is subject to Title I of ERISA, a “plan” as defined in and subject to Section 4975 of the Code or an entity deemed to hold plan assets of the foregoing (each, a “Benefit Plan Investor”), as well as by governmental plans (as defined in Section 3(32) of ERISA) or other employee benefit plans or plans that are not subject to Title I of ERISA or Section 4975 of the Code and any entity deemed to hold plan assets of the foregoing (collectively, with Benefit Plan Investors, referred to as “Plans”).

Section 406 of ERISA and Section 4975 of the Code prohibit Benefit Plan Investors from engaging in certain transactions with persons that are “parties in interest” under ERISA or “disqualified persons” under the Code with respect to such Benefit Plan Investor. A violation of these “prohibited transaction” rules may result in an excise tax or other penalties and liabilities under ERISA and the Code for such persons or the fiduciaries of such Benefit Plan Investor. In addition, Title I of ERISA requires fiduciaries of a Benefit Plan Investor subject to ERISA to make investments that are prudent, diversified and in accordance with the governing plan documents. Certain Plans, such as governmental plans (as defined in Section 3(32) of ERISA), are not subject to the fiduciary and prohibited transaction provisions of ERISA or Section 4975 of the Code. However, such Plans may be subject to similar restrictions under applicable federal, state, local or other law (“Similar Law”).

Certain transactions involving the issuing entity might be deemed to constitute prohibited transactions under ERISA and the Code with respect to a Benefit Plan Investor that acquired offered notes if assets of the issuing entity were deemed to be assets of the Benefit Plan Investor. Under a regulation issued by the U.S. Department of Labor, as modified by Section 3(42) of ERISA (the “Plan Assets Regulation”), the assets of the issuing entity would be treated as plan assets of a Benefit Plan Investor for the purposes of ERISA and the Code only if the Benefit Plan Investor acquired an “equity interest” in the issuing entity and none of the exceptions to plan assets contained in the Plan Assets Regulation was applicable. An equity interest is defined under the Plan Assets Regulation as an interest other than an instrument which is treated as indebtedness under applicable local law and which has no substantial equity features. Although there is little guidance on the subject, it is anticipated that, at the time of their issuance, the offered notes should be treated as indebtedness of the issuing entity without substantial equity features for purposes of the Plan Assets Regulation. This determination is based upon the traditional debt features of the offered notes, including the reasonable expectation of purchasers of offered notes that the offered notes will be repaid when due, traditional default remedies, as well as on the absence of conversion rights, warrants and other typical equity features. The debt treatment of the offered notes for ERISA purposes could change subsequent to their issuance if the issuing entity incurs losses. This risk of recharacterization is enhanced for offered notes which are subordinated to other classes of securities. In the event of a withdrawal or downgrade to below investment grade of the rating of the offered notes or a characterization of the offered notes as other than indebtedness under applicable local law, the subsequent acquisition of the offered notes or interest therein by a Benefit Plan Investor or Plan that is subject to Similar Law is prohibited.

However, without regard to whether the offered notes are treated as an equity interest in the issuing entity for purposes of the Plan Assets Regulation, the acquisition or holding of offered notes by or on behalf of a Benefit Plan Investor could be considered to give rise to a prohibited transaction if the issuing entity, the servicer, the sponsor, the administrative agent, the owner trustee, the depositor, the indenture trustee or any of their respective affiliates is or becomes a party in interest or a disqualified person with respect to such Benefit Plan Investor. Certain exemptions from the prohibited transaction rules could be applicable to the acquisition and holding of offered notes by a Benefit Plan Investor depending on the type and circumstances of the plan fiduciary making the decision to acquire such offered notes and the relationship of the party in interest or disqualified person to the Benefit Plan Investor. Included among these exemptions are: Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code for certain transactions between a Benefit Plan Investor and persons who are parties in interest or disqualified persons solely by reason of providing services to the Benefit Plan Investor or being affiliated with such service providers; Prohibited Transaction Class Exemption (“PTCE”) 96-23, regarding transactions effected by “in-house asset managers;” PTCE 95-60, regarding investments by insurance company general accounts; PTCE 91-38, regarding investments by bank collective investment funds; PTCE 90-1, regarding investments by insurance company pooled separate accounts; and PTCE 84-14, regarding transactions effected by “qualified professional asset managers.” Even if the conditions specified in one or more of these exemptions are met, the scope of the relief provided by these exemptions might or might not cover all acts which might be construed as prohibited transactions. There can be no assurance that any of these, or any other exemption, will be available with respect to any particular transaction involving the offered notes, and prospective purchasers that are Benefit Plan Investors should consult with their legal advisors regarding the applicability of any such exemption.

By acquiring an offered note (or interest therein), each purchaser and transferee (and if the purchaser or transferee is a Plan, its fiduciary) is deemed to represent and warrant that either (i) it is not acquiring the offered note (or interest therein) with the assets of a Benefit Plan Investor or Plan subject to Similar Law; or (ii) the acquisition and holding of the offered note (or interest therein) will not give rise to a nonexempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or a violation of Similar Law. Benefit Plan Investors and Plans that are subject to Similar Law may not acquire offered notes at any time that such offered notes do not have an investment grade rating from at least one NRSRO or if such offered notes have been characterized as other than indebtedness for applicable local law purposes.

A Plan fiduciary considering the acquisition of offered notes should consult its legal and financial advisors regarding the matters discussed above and other applicable legal requirements. Moreover, each fiduciary of a Benefit Plan Investor subject to Title I of ERISA should determine whether, under the general fiduciary standards of ERISA, an investment in the offered notes or an interest therein is appropriate for the Benefit Plan Investor, taking into account the overall investment policy of the Benefit Plan Investor and the composition of the Benefit Plan Investor’s investment portfolio.

UNDERWRITING

Subject to the terms and conditions set forth in the Underwriting Agreement (the “Underwriting Agreement”), the depositor has agreed to sell to each of the underwriters named below (collectively, the “underwriters”), and each of the underwriters has severally agreed to purchase, the principal amount of the notes, if and when issued, set forth opposite its name below:

Underwriters	Principal Amount of Class A-1 notes	Principal Amount of Class A-2[a] notes	[Principal Amount of Class A-2b notes]	Principal Amount of Class A-3 notes	[Principal Amount of Class A-4 notes]	[Principal Amount of Class B Notes]
	$	$	$	$	$	$
	$	$	$	$	$	$
	$	$	$	$	$	$
	$	$	$	$	$	$
	$	$	$	$	$	$
	$	$	$	$	$	$
	$	$	$	$	$	$
	$	$	$	$	$	$
Total	$	$	$	$	$	$

Underwriters	[Principal Amount of Class C notes]		[Principal Amount of Class D notes]
		$	$
	$		$
	$		$
	$		$
	$		$
	$		$
	$		$
	$		$
Total	$		$

In the Underwriting Agreement, the underwriters have severally and not jointly agreed, subject to the terms and conditions set forth in the Underwriting Agreement, to purchase all of the notes listed in the table above if any of the notes are purchased. This obligation of the underwriters is subject to specified conditions precedent set forth in the Underwriting Agreement. The depositor has been advised by the underwriters that they propose initially to offer to the public the notes purchased by the underwriters, at the applicable prices set forth on the cover of this prospectus, and to specified dealers at that price less the initial concession not in excess of [●]% of the principal amount of the notes per Class A-1 note, [●]% per Class A-2[a] note[, [●]% per Class A-2b note][,] [and] [●]% per Class A-3 note [and [●]% per Class A-4 note] [and [●]% per Class B note] [and [●]% per Class C note] [and [●]% per Class D note]. The underwriters may allow, and those dealers may reallow, a concession not in excess of [●]% per Class A-1 note, [●]% per Class A-2[a] note[, [●]% per Class A-2b note][,] [and] [●]% per Class A-3 note [and [●]% per Class A-4 note] [and [●]% per Class B note] [and [●]% per Class C note] [and [●]% per Class D note] to some other dealers. After the initial public offering of the notes, the public offering price and those concessions may be changed. In the event of possible sales to affiliates, one or more of the underwriters may be required to forego a de minimis portion of the selling concession they would otherwise be entitled to receive.

[Any retained notes will not be sold to the underwriters under the Underwriting Agreement. Subject to certain conditions, retained notes may be subsequently sold from time to time to purchasers directly by the depositor or through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the depositor or the purchasers of the retained notes. If the retained notes are sold through underwriters or broker-dealers, the depositor will be responsible for underwriting discounts or commissions or agent’s commissions. The retained notes may be sold in one or more transactions at fixed prices, prevailing market prices at the time of sale, varying prices determined at the time of sale or negotiated prices.]

The depositor and NMAC have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments which the underwriters may be required to make in respect thereof. However, in the opinion of the SEC, certain indemnification provisions for liability arising under the federal securities laws are contrary to public policy and therefore unenforceable. In the ordinary course of their respective businesses, the underwriters and their respective affiliates have engaged and may engage in investment banking and/or commercial banking transactions with NMAC and its affiliates.

The notes are new issues of securities with no established trading markets. The depositor has been advised by certain underwriters that they intend to make a market in the notes of each class, in each case as permitted by applicable laws and regulations. The underwriters are not obligated, however, to make a market in the notes of any class, and that market-making may be discontinued at any time without notice at the sole discretion of the underwriters. Accordingly, no assurance can be given as to the liquidity of, or trading markets for, the notes of any class.

The issuing entity may, from time to time, invest funds in the Accounts in Permitted Investments acquired from the underwriters.

[NILT LLC][NMAC] may contribute all or any portion of the net proceeds of the sale of the 20[●]-[●] Series Certificate to the titling company so that the titling company may acquire additional leases, leased vehicles and other assets associated with such leases and leased vehicles and [NILT LLC][NMAC] or its affiliates may apply all or any portion of the net proceeds of the sale of the 20[●]-[●] Series Certificate to the depositor to the repayment of indebtedness, including “warehouse” indebtedness secured by leases and/or to reallocate leases sold into a loan agreement facility. One or more of the underwriters (or (a) their respective affiliates or (b) entities for which their respective affiliates act as administrative agent and/or provide liquidity lines) may have acted as a “warehouse” lender or purchaser to NMAC or its affiliates, and may receive a portion of such proceeds as repayment of such “warehouse” indebtedness or as reallocation proceeds.

Additionally, certain of the underwriters and their affiliates engage in transactions with and perform services for NMAC and its affiliates in the ordinary course of business and have engaged, and may in the future engage, in commercial banking and investment banking transactions with NMAC and its affiliates.

The underwriters have advised the depositor that in connection with the offering to the public of the notes purchased by the underwriters, the underwriters may engage in overallotment transactions, stabilizing transactions or syndicate covering transactions in accordance with Regulation M under the Exchange Act. Overallotment involves sales in excess of the offering size, which creates a short position for the underwriters. Stabilizing transactions involve bids to purchase the notes in the open market for the purpose of pegging, fixing or maintaining the price of the notes. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover short positions. Overallotment, stabilizing transactions and syndicate covering transactions may cause the price of the notes to be higher than it would otherwise be in the absence of those transactions. Neither the depositor nor the underwriters makes any representation or prediction as to the direction or magnitude of any of that effect on the prices for the notes. Neither the depositor nor the underwriters represent that the underwriters will engage in any such transactions. If the underwriters engage in such transactions, they may discontinue them at any time. Rule 15c6-1 under the Exchange Act generally requires trades in the secondary market to settle in one Business Day, unless the parties to such trade expressly agree otherwise. Because delivery of notes to purchasers hereunder will settle more than one Business Day after the date hereof, purchasers hereunder who wish to trade notes in the secondary market on the date hereof will be required to specify an alternative settlement cycle with their secondary purchasers to prevent a failed settlement of the secondary purchase. Purchasers hereunder who wish to make such secondary trades on the date hereof are encouraged to consult their own advisors.

In connection with any sale of notes outside of the United States, the underwriters may act through one or more of their affiliates.

Offering Restrictions

United Kingdom

Each underwriter will represent and agree that it has not offered, sold or otherwise made available and will not offer, sell or otherwise make available any notes to any retail investor in the United Kingdom. For the purposes of this provision:

(a)

the expression “retail investor” means a person who is one (or more) of the following: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the EUWA; or (ii) a customer within the meaning of the provisions of the FSMA and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97 (as amended), where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the EUWA; or (iii) not a qualified investor as defined in the UK Prospectus Regulation; and

(b)

the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe for the notes.

In addition, each underwriter will represent and agree that: (a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of any notes in circumstances in which Section 21(1) of the FSMA does not apply to the issuing entity or the depositor; and (b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to any notes in, from or otherwise involving the United Kingdom.

European Economic Area

Each underwriter will represent and agree that it has not offered, sold or otherwise made available and will not offer, sell or otherwise make available any notes to any retail investor in the European Economic Area. For the purposes of this provision:

(a)

the expression “retail investor” means a person who is one (or more) of the following: (i) a retail client as defined in point (11) of Article 4(1) of MiFID II, (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II or (iii) not a qualified investor as defined in the EU Prospectus Regulation; and

(b)

the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe for the notes.

LEGAL INVESTMENT

[Money Market Investment

The Class A-1 notes will be structured to be “eligible securities” for purchase by money market funds under Rule 2a-7 under the Investment Company Act of 1940, as amended. Rule 2a-7 includes additional criteria for investments by money market funds, including requirements and clarifications relating to portfolio credit risk analysis, maturity, liquidity and risk diversification. It is the responsibility solely of the money market fund and its advisor to satisfy those requirements. Money market funds contemplating a purchase of the Class A-1 notes are encouraged to consult their counsel before making a purchase.]

Requirements for Certain European and UK Regulated Persons and Affiliates

Regulation (EU) 2017/2402 of the European Parliament and of the Council of 12 December 2017 laying down a general framework for securitization and creating a specific framework for simple, transparent and standardized securitization and amending certain other EU directives and regulations, as amended (the “EU Securitization Regulation”) has direct effect in member states of the EU and will be applicable in any non-EU states of the European Economic Area (the “EEA”) in which it has been implemented. The EU Securitization Regulation, together with all relevant implementing regulations in relation thereto, all regulatory technical standards and implementing technical standards in relation thereto and, in each case, any relevant guidance or direction published in relation thereto by the European Banking Authority (the “EBA” ), the European Securities and Markets Authority and the European Insurance and Occupational Pensions Authority (or in each case, any predecessor or any other applicable regulatory or supervisory authority) or by the European Commission, in each case as amended and in effect from time to time, are referred to in this prospectus as the “EU SR Rules”.

Article 5 of the EU Securitization Regulation places certain due diligence conditions on investments in a “securitisation” (as defined in the EU Securitization Regulation) (the “EU Due Diligence Requirements”) by an “institutional investor” defined by the EU Securitization Regulation to include (a) a credit institution or an investment firm as defined in and for purposes of Regulation (EU) No 575/2013, as amended, known as the Capital Requirements Regulation (the “EU CRR”), (b) an insurance undertaking or a reinsurance undertaking as defined in Directive 2009/138/EC, as amended, known as Solvency II, (c) an alternative investment fund manager as defined in Directive 2011/61/EU that manages and/or markets alternative investment funds in the EU, (d) an undertaking for collective investment in transferable securities (“UCITS”) management company, as defined in Directive 2009/65/EC, as amended, known as the UCITS Directive, or an internally managed UCITS, which is an investment company that is authorized in accordance with that Directive and has not designated such a management company for its management, and (e) with certain exceptions, an institution for occupational retirement provision falling within the scope of Directive (EU) 2016/2341, or an investment manager or an authorized entity appointed by such an institution for occupational retirement provision as provided in that Directive. Pursuant to Article 14 of the EU CRR, the EU Due Diligence Requirements also apply to investments by certain consolidated affiliates, wherever established or located, of institutions regulated under the EU CRR (such affiliates, together with all such institutional investors, “EU Affected Investors”).

Prior to investing in (or otherwise holding an exposure to) a “securitisation position” (as defined in the EU Securitization Regulation), an EU Affected Investor, other than the originator, sponsor or original lender (each as defined in the EU Securitization Regulation) must, among other things: (a) verify that, where the originator or original lender is established in a third country (that is, not within the EU), the originator or original lender grants all the credits giving rise to the underlying exposures on the basis of sound and well-defined criteria and clearly established processes for approving, amending, renewing and financing those credits and has effective systems in place to apply those criteria and processes to ensure that credit-granting is based on a thorough assessment of the lessee’s creditworthiness; (b) verify that, if established in a third country (that is, not within the EU), the originator, sponsor or original lender retains on an ongoing basis a material net economic interest which, in any event, will not be less than 5%, determined in accordance with Article 6 of the EU Securitization Regulation, and discloses the risk retention to the EU Affected Investor; (c) verify that the originator, sponsor or securitization special purpose entity (“SSPE”) has, where applicable, made available the information required by Article 7 of the EU Securitization Regulation (which sets out transparency requirements for originators, sponsors and SSPEs); and (d) carry out a due-diligence assessment which enables the EU Affected Investor to assess the risks involved, considering at least (i) the risk characteristics of the securitization position and the underlying exposures, and (ii) all the structural features of the securitization that can materially impact the performance of the securitization position.

In addition, while holding a securitization position, an EU Affected Investor must also (a) establish appropriate written procedures in order to monitor, on an ongoing basis, its compliance with the foregoing requirements and the performance of the securitization position and of the underlying exposures, (b) regularly perform stress tests on the cash flows and collateral values supporting the underlying exposures, (c) ensure internal reporting to its management body to enable adequate management of material risks, and (d) be able to demonstrate to its regulatory authorities that it has a comprehensive and thorough understanding of the securitization position and its underlying exposures and has implemented written policies and procedures for managing risks of the securitization position and maintaining records of the foregoing verifications and due diligence and other relevant information. It remains unclear what is and will be required for EU Affected Investors to demonstrate compliance with certain aspects of the EU Investor Requirements.

Article 6 of the EU Securitization Regulation imposes a direct obligation on the originator, sponsor or original lender of a securitization to comply with Article 6 of the EU Securitization Regulation (the “EU Risk Retention Requirements”). Certain aspects of the EU Risk Retention Requirements are further specified in Commission Delegated Regulation (EU) 2023/2175 of 7 July 2023 (the “EU SR RTS”).

The EU Securitization Regulation is silent as to the jurisdictional scope of the EU Risk Retention Requirements and consequently, whether, for example, they impose a direct obligation upon U.S. established entities. However (i) the explanatory memorandum to the original European Commission proposal for legislation that was ultimately enacted as the EU Securitization Regulation stated that “The current proposal thus imposes a direct risk retention requirement and a reporting obligation on the originator, sponsor or the original lenders… For securitisations notably in situations where the originator, sponsor nor original lender is not established in the EU the indirect approach will continue to fully apply.”; and (ii) the EBA, in a paper published on July 31, 2018 in relation to the draft regulatory technical standards then proposed to be made in respect of the EU Risk Retention Requirements, said: “The EBA agrees however that a ‘direct’ obligation should apply only to originators, sponsors and original lenders established in the EU as suggested by the [European] Commission in the explanatory memorandum”. This interpretation (the “EBA Guidance Interpretation”) is, however, non-binding and not legally enforceable.

Notwithstanding the above, on the closing date, NMAC, as “originator,” will covenant and agree, with reference to the EU Securitization Regulation, as in effect and applicable on the closing date, to retain upon issuance of the notes, and on an ongoing basis, a material net economic interest of not less than 5% in the securitization transaction described in this prospectus in accordance with paragraph (d) of Article 6(3) of the EU Securitization Regulation, as in effect and applicable on the closing date, by holding all the membership interest in the depositor (or one or more other wholly-owned special purpose subsidiaries of NMAC), which in turn will retain a portion of the certificates to be issued by the issuing entity, such portion representing at least 5% of the nominal value of the securitized exposures. See “The Sponsor—EU Securitization Regulation and UK Securitization Regulation” in this prospectus.

The EU Securitization Regulation makes no express provision as to whether, and, if so, to what extent, an EU Affected Investor is required to verify compliance with Article 7 of the EU Securitization Regulation in cases where the originator, the sponsor or the SSPE is established outside the EU (including where, as in this transaction, all relevant parties are established in the United States). However, in a report published on October 10, 2022 (the “Commission Report” ), the European Commission provided what it describes as

“interpretative guidance”, to the effect that the EU Securitization Regulation should be read as making no distinction, as regards the requirement to verify compliance with Article 7 of the EU Securitization Regulation, according to “whether the securitisation is issued by EU entities or by entities based in third-countries”. With reference to securitizations in which the requirements of Article 7 of the EU Securitization Regulation are not satisfied, the European Commission stated that it “is aware that the current text of Article 5(1)(e) of the EU Securitization Regulation, in conjunction with the rules laid down by Article 7 of the EU Securitization Regulation (and, in turn, in conjunction with the respective technical standard) de facto excludes EU institutional investors from investing in certain third-country securitisations”. Accordingly, the notes are unlikely to be a suitable investment for EU Affected Investors and may not be a suitable investment for UK Affected Investors. Any prospective investor that is an EU Affected Investor should have regard to the Commission Report in determining whether the agreement by NMAC to retain the SR Retained Interest as described in this prospectus and the information provided in this prospectus generally, or otherwise to be provided to noteholders, are or will be sufficient for the purposes of such prospective investor’s compliance with the EU Investor Requirements.

With respect to the UK, relevant UK established or UK regulated persons (as described below) are subject to the restrictions and obligations of Regulation (EU) 2017/2402 as it forms part of UK domestic law by operation of the EUWA, and as amended by the Securitisation (Amendment) (EU Exit) Regulations 2019 and as further amended or replaced from time to time (the “UK Securitization Regulation”, and together with the EU Securitization Regulation, the “Securitization Regulations”). The UK Securitization Regulation, together with (a) all applicable binding technical standards made under the UK Securitization Regulation, (b) any EU regulatory technical standards or implementing technical standards relating to the EU Securitization Regulation (including such regulatory technical standards or implementing technical standards which are applicable pursuant to any transitional provisions of the EU Securitization Regulation) forming part of UK domestic law by operation of the EUWA, (c) all relevant guidance, policy statements or directions relating to the application of the UK Securitization Regulation (or any binding technical standards) published by the Financial Conduct Authority (the “FCA”) and/or Prudential Regulation Authority (the “PRA”) (or their successors), (d) any guidelines relating to the application of the EU Securitization Regulation which are applicable in the UK, (e) any other transitional, saving or other provision relevant to the UK Securitization Regulation by virtue of the operation of the EUWA and (f) any other applicable laws, acts, statutory instruments, rules, guidance or policy statements published or enacted relating to the UK Securitization Regulation, in each case, as may be further amended, supplemented or replaced from time to time, are referred to in this prospectus as the “UK SR Rules”, and together with the EU SR Rules, the “SR Rules”.

Article 5 of the UK Securitization Regulation places certain conditions on investments in a “securitisation” (as defined in the UK Securitization Regulation) (the “UK Due Diligence Requirements”, and together with the EU Due Diligence Requirements, the “Due Diligence Requirements” (and references in this prospectus to “the applicable Due Diligence Requirements” will mean such Due Diligence Requirements to which a particular Affected Investor is subject)) by an “institutional investor”, defined by the UK Securitization Regulation to include (a) an insurance undertaking as defined in section 417(1) of the FSMA; (b) a reinsurance undertaking as defined in section 417(1) of the FSMA; (c) an occupational pension scheme as defined in section 1(1) of the Pension Schemes Act 1993 that has its main administration in the UK, or a fund manager of such a scheme appointed under section 34(2) of the Pensions Act 1995 that, in respect of activity undertaken pursuant to that appointment, is authorized for the purposes of section 31 of the FSMA; (d) an AIFM as defined in regulation 4(1) of the Alternative Investment Fund Managers Regulations 2013 which markets or manages AIFs (as defined in regulation 3 of those regulations) in the UK; (e) a management company as defined in section 237(2) of the FSMA; (f) a UCITS as defined by section 236A of the FSMA, which is an authorized open ended investment company as defined in section 237(3) of the FSMA; (g) a CRR firm as defined by Article 4(1)(2A) of Regulation (EU) No 575/2013, as it forms part of UK domestic law by virtue of the EUWA and as amended (the “UK CRR”); and (h) an FCA investment firm as defined in Article 4(1)(2AB) of the UK CRR. The UK Investor Requirements also apply to investments by certain consolidated affiliates, wherever established or located, of entities subject to the UK CRR (such affiliates, together with all such institutional investors, “UK Affected Investors”, and together with EU Affected Investors, “Affected Investors”).

Prior to investing in (or otherwise holding an exposure to) a “securitisation position” (as defined in the UK Securitization Regulation), a UK Affected Investor, other than the originator, sponsor or original lender (each as defined in the UK Securitization Regulation) must, among other things: (a) verify that, where the originator or original lender is established in a third country (i.e. not within the UK), the originator or original lender grants all the credits giving rise to the underlying exposures on the basis of sound and well-defined criteria and clearly established processes for approving, amending, renewing and financing those credits and has effective systems in place to apply those criteria and processes to ensure that credit-granting is based on a thorough assessment of the lessee’s creditworthiness; (b) verify that, if established in the third country (i.e. not within the UK), the originator, sponsor or original lender retains on an ongoing basis a material net economic interest which, in any event, will not be less than 5%, determined in accordance with Article 6 of the UK Securitization Regulation, and discloses the risk retention to the UK Affected Investors; (c) verify that, where established in a third country (i.e. not within the UK), the originator, sponsor or SSPE has, where applicable, made available information which is substantially the same as that which it would have made available under Article 7 of the UK Securitization Regulation (which sets out certain transparency requirements) if it had been established in the UK and has done so with such frequency and modalities as are substantially the same as those with which it would have made information available if it had been established in the UK; and (d) carry out a due-diligence assessment which enables the UK Affected Investor to assess the risks involved, considering at least (i) the risk characteristics of the securitization position and the underlying exposures, and (ii) all the structural features of the securitization that can materially impact the performance of the securitization position.

In addition, while holding a securitization position, a UK Affected Investor must also (a) establish appropriate written procedures in order to monitor, on an ongoing basis, its compliance with the foregoing requirements and the performance of the securitization position and of the underlying exposures, (b) regularly perform stress tests on the cash flows and collateral values supporting the underlying exposures, (c) ensure internal reporting to its management body to enable adequate management of material risks and (d) be able to demonstrate to its regulatory authorities that it has a comprehensive and thorough understanding of the securitization position and its underlying exposures and has implemented written policies and procedures for managing risks of the securitization position and maintaining records of the foregoing verifications and due diligence and other relevant information.

Prospective investors that are UK Affected Investors should note the differences in the wording, as between the EU Due Diligence Requirements and the UK Due Diligence Requirements, with respect to the provision of information on the underlying exposures and investor reports as between the EU Due Diligence Requirements and the UK Due Diligence Requirements. There remains considerable uncertainty as to how UK Affected Investors should ensure compliance with certain aspects of the UK Due Diligence Requirements, including in relation to the verification of disclosure of information and whether the information provided to the noteholders in relation to this securitization is or will be sufficient to meet such requirements, and also what view the relevant UK regulators might take (and the Commission Report is not directly relevant in relation to the UK Securitization Regulation).

Article 6 of the UK Securitization Regulation imposes a direct obligation on the originator, sponsor or original lender of a securitization to retain a material net economic interest in the securitization of not less than 5% (the “UK Risk Retention Requirements”). As of the date of this prospectus, certain provisions of Commission Delegated Regulation (EU) No. 625/2014, as they form part of UK domestic law by operation of the EUWA, continue to apply in respect of the UK Risk Retention Requirements.

Similarly to the position under the EU Securitization Regulation as regards the EU Risk Retention Requirements (see above), the UK Securitization Regulation is silent as to the jurisdictional scope of the UK Risk Retention Requirements and, consequently, whether, for example, they impose a direct obligation upon U.S.-established entities, such as NMAC. Although the wording of the UK Securitization Regulation with regard to the UK Risk Retention Requirements is similar to that of the EU Securitization Regulation with regard to the EU Risk Retention Requirements, , the EBA Guidance Interpretation is non-binding and not legally enforceable.

In addition, the Financial Services and Markets Act 2023 lays down the foundations for the revocation over time of retained and derived EU financial services regulation in the UK (including the UK SR Rules), and its replacement with a tailored UK regime. The new UK securitization regime is initially expected to include the Securitisation Regulations 2024 (made on January 29, 2024 and amended on May 22, 2024), and amendments to the Prudential Regulation Authority (“PRA”) rulebook and the Financial Conduct Authority (“FCA”) handbook (as published on April 30, 2024, along with policy statements issued by the PRA and FCA, respectively). It is expected that most of the new rules will come into effect on November 1, 2024. Further consultations and reforms relating to the UK securitization regime are expected in the last quarter of 2024 or first quarter of 2025, although this timing may change. It is expected that, in most respects, the UK SR Rules in force immediately prior to the date on which the new rules come into effect will continue to apply to securitizations issued on or after January 1, 2019 and prior to such implementation date (“Pre-Implementation Securitizations”), including with respect to the UK Due Diligence Requirements. The new UK regime may nevertheless have implications for Pre-Implementation Securitizations. While the UK securitization regulation rules published to date will be aligned with the EU SR Rule in some respects, the wording differs as between those rules and the EU SR Rules and further divergence is possible between the UK SR Rules and the EU SR Rules in the longer term.

Notwithstanding the above, on the closing date, NMAC, as “originator,” will covenant and agree, with reference to the UK Securitization Regulation, as in effect and applicable on the closing date, that it will, as “originator” (as such term is defined for the purposes of the UK Securitization Regulation), retain upon issuance of the notes, and on an ongoing basis, a material net economic interest of not less than 5% in the securitization transaction described in this prospectus in accordance with paragraph (d) of Article 6(3) of the UK Securitization Regulation, as in effect on the closing date, by holding all the membership interest in the depositor (or one or more other wholly-owned special purpose subsidiaries of NMAC), which in turn will retain a portion of the certificates to be issued by the issuing entity, such portion representing at least 5% of the nominal value of the securitized exposures (see “The Sponsor—EU Securitization Regulation and UK Securitization Regulation” in this prospectus).

Each of the Securitization Regulations provide that an entity will not be considered an “originator” for purposes of that Article 6 if it has been established or operates for the sole purpose of securitizing exposures. The EU SR RTS further provides, in respect of the EU Securitization Regulation, that “[a]n entity shall not be considered to have been established or to operate for the sole purpose of securitising exposures… where all of the following applies: (a) the entity has a strategy and the capacity to meet payment obligations consistent with a broader business model that involves material support from capital, assets, fees or other sources of income, by virtue of which the entity does not rely on the exposures to be securitised, on any interests retained or proposed to be retained in accordance with Article 6 of [the EU Securitization Regulation], or on any corresponding income from such exposures and interests, as its sole or predominant source of revenue; (b) the members of the management body have the necessary experience to enable the entity to pursue the established business strategy, as well as adequate corporate governance arrangements.” In this regard, see, in particular, “The Originator”, “The Sponsor—General” and “The Servicer” for information regarding NMAC, its business and activities. In relation to originator credit granting standards, see “The Sponsor—Lease Underwriting Procedures”, “—Collection and Repossession Procedures” and “—Modifications of the Leases” in this prospectus.

The securitization transaction described in this prospectus is not being structured to ensure compliance by any person with the transparency requirements in Article 7 of the EU Securitization Regulation or Article 7 of the UK Securitization Regulation. In particular, neither NMAC nor any other party to the transaction described in this prospectus will be required to produce any information or disclosure for purposes of Article 7 of the EU Securitization Regulation or Article 7 of the UK Securitization Regulation, or to take any other action in accordance with, or in a manner contemplated by, such articles. Accordingly, the notes are unlikely to be a suitable investment for EU Affected Investors and may not be a suitable investment for UK Affected Investors.

Except as described herein, no party to the transaction described in this prospectus is required by the Basic Documents, or intends, to take or refrain from taking any action with regard to such transaction in a manner prescribed or contemplated by the SR Rules, or to take any action for purposes of, or in connection with, facilitating or enabling compliance by any investor with any applicable Due Diligence Requirements and any corresponding national measures that may be relevant.

It remains unclear, in certain respects, what will be required for Affected Investors to demonstrate compliance with the applicable Due Diligence Requirements. However EU Affected Investors should have regards to the Commission Report referred to above. Each prospective investor that is an Affected Investor is required to independently assess and determine whether the undertaking by NMAC to retain the SR Retained Interest as described above and in this prospectus generally, the other information in this prospectus and the information to be provided in the monthly reports to the noteholders and in the Payment Date Certificates are sufficient for the purposes of complying with the applicable Due Diligence Requirements and any corresponding national measures which may be relevant. Prospective investors that are Affected Investors should be aware that the interpretation of the applicable Due Diligence Requirements remains uncertain and that supervisory authorities and national regulators may have different views of how the applicable Due Diligence Requirements, should be interpreted and those views are still evolving.

None of NMAC, the depositor, the sponsor, the underwriters or any of their respective affiliates or any other party to the transaction described in this prospectus makes any representation that the information described above or in this prospectus generally is sufficient in all circumstances for such purposes or any other purpose or that the structure of the notes, NMAC (including the SR Retained Interest) and the transactions described herein are compliant with the SR Rules or any other applicable legal or regulatory or other requirements and no such person will have any liability to any prospective investor or any other person with respect to any deficiency in such information or any failure of the transactions or structure contemplated hereby to comply with or otherwise satisfy such requirements, any subsequent change in law, rule or regulation or any other applicable legal, regulatory or other requirements.

Any failure by an Affected Investor to comply with the applicable Due Diligence Requirements with respect to an investment in the notes may result in the imposition of a penalty regulatory capital charge on that investment or of other regulatory sanctions by the competent authority of such Affected Investor. The SR Rules and any other changes to the regulation or regulatory treatment of the notes for some or all investors may negatively impact the regulatory position of noteholders or prospective investors and have an adverse impact on the value and liquidity of the notes. Prospective investors should analyze their own regulatory position, and should consult with their own investment and legal advisors, regarding application of and compliance with any applicable Due Diligence Requirements or other applicable regulations and the suitability of the notes for investment.

LEGAL PROCEEDINGS

Other than as disclosed in this prospectus, no litigation or governmental proceeding is pending, or has been threatened, against [NILT LLC,] the depositor, the issuing entity, the indenture trustee, the owner trustee[,] [or] the asset representations reviewer [or the [cap provider][swap counterparty]] that is material to the noteholders.

NMAC and the titling company are parties to, and are vigorously defending, numerous legal proceedings, all of which NMAC and the titling company, as applicable, believe constitute ordinary routine litigation, incidental to the business and activities conducted by NMAC and the titling company. Some of the actions naming NMAC and/or the titling company are or purport to be class action suits. In the opinion of management of NMAC, the amount of ultimate liability on pending claims and actions as of the date of this prospectus, should not have a material adverse effect on its condition, financial or otherwise, or on the titling company, the Titling Company Assets or the 20[●]-[●] Series. However, there can be no assurance in this regard or that future litigation will not adversely affect NMAC or the titling company. See “Risk Factors—Risks related to the servicer and other transaction parties—Risks associated with legal proceedings relating to leases” and “Risk Factors—Risks related to the servicer and other transaction parties—Adverse Events with respect to NMAC, its affiliates or third-party service providers to whom NMAC outsources its activities may adversely affect the timing or amount of payments on your notes or may reduce the market value and/or liquidity of your notes” in this prospectus.

[Insert disclosure required by Item 1117 of Regulation AB regarding any legal proceedings pending against the sponsor, depositor, trustee, issuing entity, servicer contemplated by Item 1108(a)(3) of Regulation AB, originator contemplated by Item 1110(b) of Regulation AB, or other party contemplated by Item 1100(d)(1) of Regulation AB, or of which any property of the foregoing is the subject, that is material to security holders. Include similar information as to any such proceedings known to be contemplated by governmental authorities.]

CERTAIN RELATIONSHIPS

The depositor is a wholly-owned subsidiary of NMAC. [NILT LLC][NMAC] [is the sole member of] the titling company and the holder of the Unallocated Assets Series. [The sole beneficiary of NILT LLC is NMAC.] In addition to the agreements described in this prospectus and this prospectus, NMAC may from time to time enter into agreements in the ordinary course of business or that are on arms’ length terms with NNA. The [owner trustee and the indenture trustee] are entities that NMAC or its affiliates may have other banking relationships with directly or with their affiliates in the ordinary course of their businesses. In some instances the [owner trustee and the indenture trustee] may be acting in similar capacities for asset-backed transactions of NMAC for similar or other asset types. [Insert disclosure required by Item 1119 of Regulation AB regarding affiliations, certain relationships and related transactions, if applicable.]

FORWARD-LOOKING STATEMENTS

This prospectus (including any related free writing prospectus prepared by us or on our behalf, if any) and the documents incorporated by reference herein contain forward-looking statements. In addition, certain statements made in future SEC filings by the sponsor, the issuing entity or the depositor, in press releases and in oral and written statements made by or with the sponsor’s, the issuing entity’s or the depositor’s approval may constitute forward-looking statements. Statements that are not historical facts, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements include those that discuss, among other things, outlook or other non-historical matters; projections, expenses, future cash flows; our expectations and intentions; and the assumptions that underlie these matters. Forward-looking statements often use words such as “will,” “anticipate,” “target,” “expect,” “estimate,” “intend,” “plan,” “goal,” “believe,” “forecast,” “outlook,” or other words of similar meaning. The sponsor, the issuing entity and the depositor have based these forward-looking statements on their current plans, estimates and projections, and you should not unduly rely on them.

Numerous factors could cause the return on your investment in the notes to differ materially from your expectations based on such forward-looking statements, including, among other things:

•	the characteristics, servicing and performance of the leases and related leased vehicles, which could result in delays in payment or losses on your notes;

•	the limited nature of the issuing entity’s assets, which could result in delays in payment or losses on your notes arising from shortfalls or delays in amounts available to make payments on the notes;

•	adverse events affecting the servicer or other transaction parties, which could result in losses on your notes or reduce the market value or liquidity of your notes;

•

the issuance of multiple classes of notes by the issuing entity or retention of notes by the depositor or its affiliates, which may result in your notes being more sensitive to losses, being affected by conflicts of interest between classes and having reduced liquidity or voting power because of such retention;

•	certain features of the notes and financial market disruptions, which may adversely affect the return on your notes or the market value and liquidity of your notes; and

•	other risk factors identified from time to time in our public disclosures, including in the reports that we file with the SEC.

You should carefully consider the factors referred to above in evaluating these forward-looking statements.

When considering these forward-looking statements, you should keep in mind these risks, uncertainties and other cautionary statements made in this prospectus and in the documents incorporated by reference. See the factors set forth under the “Risk Factors” in this prospectus.

Future performance and actual results may differ materially from those expressed in forward-looking statements. Many of the factors that will determine these results and values are beyond the ability of the sponsor, the issuing entity or the depositor to control or predict. The forward-looking statements made by us or on our behalf speak only as of the date they are made or as of the date indicated, and the sponsor, the issuing entity and the depositor do not undertake any obligation to update forward-looking statements as a result of new information, future events or otherwise.

RATINGS OF THE NOTES

The sponsor expects that the notes will receive credit ratings from two nationally recognized statistical rating organizations. The ratings of the notes will address the likelihood of the payment of principal and interest on the notes according to their terms. Although the hired rating agencies are not contractually obligated to do so, we believe that each hired rating agency will monitor the ratings using its normal surveillance procedures. Any hired rating agency may change or withdraw an assigned rating at any time. In addition, a rating agency not hired by the sponsor to rate the transaction may provide an unsolicited rating that differs from (or is lower than) the ratings provided by the hired rating agencies. Any rating action taken by one hired rating agency may not necessarily be taken by the other hired rating agency. No transaction party will be responsible for monitoring any changes to the ratings on the notes. See “Risk Factors—Risks related to certain features of the notes and financial market disruptions—A reduction, withdrawal or qualification of the ratings on your notes, or the issuance of unsolicited ratings on your notes or a potential rating agency conflict of interest and regulatory scrutiny of the rating agencies could adversely affect the market value of your notes and/or limit your ability to resell your notes” in this prospectus.

LEGAL MATTERS

Certain legal matters relating to the notes and U.S. federal income tax and other matters will be passed upon for the issuing entity, the depositor and the servicer by the general counsel of the servicer, Mayer Brown LLP and [●]. In addition, certain matters relating to the issuance of the notes will be passed upon for the underwriters by [●].

INDEX OF PRINCIPAL TERMS

Set forth below is a list of certain of the defined terms used in this prospectus and the pages on which the definitions may be found.

10 percent shareholder	190
100% Prepayment Assumption	100
20[●]-[●] Series	10, 46
20[●]-[●] Series Assets	46
20[●]-[●] series certificate	10
20[●]-[●] Series Certificate	46
2020 NDAA	182
2021 NDAA	182
2022 NDAA	183
25% Prepayment Assumption	101
30-day average SOFR	112
50% Prepayment Assumption	101
60-Day Delinquent Leases	157
AAA	147
ABS	100
account bank	50
Accounts	127
Accrual Period	111
acquisition premium	189
administrative agent	138
Administrative Charges	165
administrator	54
Affected Investors	202
Aggregate Securitization Value	84
ALG	84
ALG Residual	84
amortizable bond premium	189
amortization period	6
Asset Representations Review Agreement	75
asset representations reviewer	1, 75
Asset Review	159
asset-level data	88
Available Funds	129
Available Funds Shortfall Amount	129
Bank	77
Base Residual	84
Basic Documents	48
Benchmark	114
Benchmark Administrator	114
Benchmark Replacement	114
Benchmark Replacement Adjustment	114
Benchmark Replacement Conforming Changes	115
Benchmark Replacement Date	115
Benchmark Transition Event	115
Beneficial Owner	108

Benefit Plan Investor	16, 195
Business Day	111
calculation agent	112
cap provider	117
Cap Rate	118
Cap Receipt	117
Cap Termination Payment	118
Cap Termination Payment Account	118
Casualty Termination	78
Cede	v, 105
Certificate Distribution Account	127
certificate distribution amount	134
certificateholders	150
certificateholders	46
CFPB	32, 181
CIDs	183
Class A notes	2
Class A-1 note balance	122
Class A-2 notes	2
Class A-2[a] note balance	122
Class A-2b note balance	122
Class A-3 note balance	122
Class A-4 note balance	122
Class B note balance	122
Class C note balance	122
Class D note balance	122
Clearstream Banking Luxembourg	107
closing date	46
Code	16
Collection Period	122
Collections	160
Commission Report	201
Compounded SOFR	112
Contingent and Excess Liability Insurance	63
Contract Residual	61
controlling class	2, 107
COVID-19	23
Credit Termination	78
cutoff date	10, 50
Dealer	72
defaulted lease	84
Defaulted Vehicles	156
definitive notes	109
Delinquency Percentage	157
Delinquency Trigger	157

Deposit Date	156
depositor	1
determination date	129
direct participants	108
Disposition Amount	79
Disposition Expenses	80
Distribution Accounts	127
Dodd-Frank Act	32, 176
DTC	v, 105
DTCC	108
Due Diligence Requirements	202
Early Amortization Event	89
Early Lease Termination	78
Early Termination Charge	79
Early Termination Purchase Option Price	160
EBA	200
EBA Guidance Interpretation	201
EEA	200
Eligibility Representations	156
Eligible Account	118, 120
ERISA	16, 195
EU	40
EU Affected Investors	200
EU CRR	200
EU Due Diligence Requirements	200
EU Prospectus Regulation	vii
EU Risk Retention Requirements	201
EU Securitization Regulation	200
EU SR RTS	201
EU SR Rules	200
Euroclear	107
Euroclear Operator	107
EUWA	vi
Event of Default	140
Excess Amounts	126
Excess Mileage and Excess Wear and Tear Charges	62
Exchange Act	49
FATCA	191
FCA	202, 204
FDIC	176
FDIC Counsel	177
Final Scheduled Payment Date	123
First Allocation of Principal	8, 120
fixed rate notes	3
floating rate notes	3
Fourth Allocation of Principal	8, 121
FRBNY	41, 113
FRBNY’s Website	113
FSMA	vi
FTC	33

funding date	5
funding period	6
gross payoff	62
hired rating agencies	16
Holders	186
IFS	46
Indemnified Parties	151
Indenture	48
indenture trustee	1, 48
indirect participants	108
Initial Base Residual	61
initial note balance	46
insolvency laws	171
Instituting Noteholders	158
Insurance Expenses	135
Insurance Proceeds	80
interest rate	111
Interest Rate Cap Agreement	117
Interest Rate Swap Agreement	118
investors	110
IRS	185
ISDA Definitions	116
ISDA Fallback Adjustment	116
ISDA Fallback Rate	116
issuing entity	1, 46
issuing entity’s property	48
LCN	62
Lease Maturity Date	65
leased vehicles	46
leases	46
Lemon Law	181
Lessee Initiated Early Termination	78
Liquidated Lease	164
Liquidation Expenses	164
Liquidation Proceeds	136
Matured Vehicle	136
Monthly Early Termination Sale Proceeds	160
Monthly Payment	78
Monthly Payment Advance	137
Monthly Remittance Condition	161
Monthly Scheduled Termination Sale Proceeds	161
MRAs	183
MRM Residual	84
MSRP	61
Net Auction Proceeds	136
Net Insurance Proceeds	136
Net Liquidation Proceeds	136
Net Swap Payment	120
Net Swap Receipts	120
NMAC	v, 1, 46

NMAC Remarketing	62
NML	23
NNA	23, 59
Non-U.S. Holder	186
Non-U.S. Holders	192
note balance	122
Note Distribution Account	127
note distribution amount	134
Note Factor	105
note owner	107
Noteholder Direction	158
noteholders	46
Noteholders’ Principal Carryover Shortfall	121
notes	2, 46
NRFM	72
NRSRO	39
offered notes	2
OID	40
OLA	176
Optional Purchase	137
Optional Purchase Price	137
Order	vi
Other Series	46
Other Series Assets	153
Outstanding Amount	161
owner	179
owner trustee	1, 48
participants	108
payment date	111
Payment Date Advance Reimbursement	131
Payment Date Certificate	134
Plan Assets Regulation	195
Plans	16, 195
portfolio interest	190
PRA	202, 204
pre-funded amount	5
pre-funding account	5
Pre-Implementation Securitizations	204
Prepayment Assumption	100
PRIIPS Regulation	vii
PTCE	195
Public ABS Transaction	64
Pull-Forward	65
Pull-Forward Payment	66
Qualified Investor	vi
Rating Agency	47
Rating Agency Condition	146
Recoveries	161
Redemption Price	137

Reference Time	116
Regular Allocation of Principal	8, 121
Regulation RR	16
Reimbursable Expenses	125
Relevant Governmental Body	116
Relevant Persons	vi
Relief Act	27, 182
Remaining Net Auction Proceeds	161
Remaining Payoffs	161
Report	183
Repurchase Payments	65
requesting party	147
Reserve Account	125
Reserve Account Draw Amount	132
Reserve Account Requirement	13
Reserve Account Requirement	126
Residual Value Loss	136
Residual Value Surplus	136
Review Expenses	159
Review Notice	158
Review Satisfaction Date	157
revolving period	6
RPM	62
Rule 193 Information	87
Sales Proceeds Advance	137
SEC	v, 49
Second Allocation of Principal	8, 121
securities	46
Securities Account Control Agreement	50
Securitization Rate	83
Securitization Regulations	202
Securitization Value	83
Securitized Financing	123
Security Deposit	80
securityholders	47
Senior Swap Termination Payment	120
Series Certificate Sale Agreement	56
Series Certificate Transfer Agreement	56
Series Collection Account	125
Series Interest	10
Series Supplement	56
servicer default	166
Servicing Agreement	56
Servicing Fee	138
Servicing Supplement	56
Similar Law	195
SOFR	i
SOFR Adjustment Conforming Changes	113
SOFR Adjustment Date	112
SOFR Determination Time	112
SOFR Rate	112

sponsor	46
SR Retained Interest	17
SR Rules	202
SSPE	201
statistical cutoff date	78
Subject Leases	158
Subordinated Swap Termination Payment	120
subsequent assets	5, 6
subsequent cut-off date	10, 50
swap counterparty	118
Swap Termination Payment	120
Swap Termination Payment Account	120
Term Extension	65
Term SOFR	113
the applicable Due Diligence Requirements	202
Third Allocation of Principal	8, 121
TIA	52, 143
titling company	1, 46
Titling Company Agreement	54
Titling Company Assets	55
titling company registrar	54
Titling Company Servicing Agreement	54

Transportation Act	34
Trust Administration Agreement	170
Trust Agreement	48
trustees	48
U.S. Bank	54
U.S. Government Securities Business Day	113
U.S. Holder	186
U.S. Holders	191
UCITS	200
UK	vi
UK Affected Investors	202
UK CRR	202
UK Due Diligence Requirements	202
UK PRIIPS Regulation	vi
UK Prospectus Regulation	vi
UK Qualified Investor	vi
UK Risk Retention Requirements	203
UK Securitization Regulation	202
UK SR Rules	202
Unadjusted Benchmark Replacement	116
Unallocated Assets Certificate	46
Unallocated Assets Series	46
underwriters	197
Underwriting Agreement	197
verification documents	110

APPENDIX A

STATIC POOL INFORMATION REGARDING

CERTAIN PREVIOUS SECURITIZATIONS

The leases allocated to a series in each of NMAC’s securitized portfolios consisted of leases originated by a dealer in such dealer’s ordinary course of business and assigned to the titling company on or prior to the applicable Cutoff Date, in accordance with the underwriting procedures described under “The Sponsor—Lease Underwriting Procedures” in this prospectus. As of the relevant Cutoff Date, the leases in the securitized portfolios consisted of the following characteristics:

[Static pool information for prior securitized pools has been included for illustrative purposes. Updated static pool data that complies with Item 1105 of Regulation AB will be included in each prospectus in connection with each offering of securities hereunder.]

[The information in Appendix A will be presented in tabular and graphic format.]

Lease Static Pool Statistics - 2019-A

Original Pool Characteristics as of the Cutoff Date

Number of Leases	74,401

Aggregate Securitization Value	$1,506,027,540.24

Base Residual	$1,012,381,739.08

Securitization Rate	7.00%

Weighted Average Original Term (Months)	37	(2)

Weighted Average Remaining Term (Months)	25	(2)

Seasoning (Months)(1)	12	(2)

Reserve Account Required Balance	$7,530,137.70

Range of FICO Scores	600 to 900

Weighted Average FICO Score(2)	758

Cutoff Date	March 31, 2019
Discounted Base Residual as a % of Securitization Value	58.07%
Base Residual as a % of MSRP	40.72%

Percentage of Securitization Value Financed through Nissan or Infiniti Dealers

Nissan	78.75%
Infiniti	21.25%

	Average		Minimum	Maximum
Securitization Value	$20,242.03		$7,016.91	$165,439.67
Base Residual	$13,607.10		$3,753.00	$61,182.00
Seasoning (Months)(1)	12	(2)	2	48
Remaining Term (Months)	25	(2)	12	56
Original Term (Months)	37	(2)	24	60

(1)	Seasoning refers to the number of months elapsed from origination of the leases to the Cutoff Date.

(2)	Weighted average by Securitization Value as of the Cutoff Date.

Distribution of the Leases by Vehicle Type

Vehicle Type	Number of Leases	Percentage of Total Number of Leases(1)		Cutoff Date Securitization Value(1)	Percentage of Aggregate Cutoff Date Securitization Value(1)
Rogue	15,372	20.66%		$248,756,128.46	16.52%
Murano	7,435	9.99%		$184,657,374.06	12.26%
Altima	10,508	14.12%		$181,102,148.53	12.03%
Sentra	13,911	18.70%		$177,824,226.01	11.81%
Pathfinder	6,181	8.31%		$147,000,477.73	9.76%
QX60	3,948	5.31%		$128,296,427.64	8.52%
Maxima	4,812	6.47%		$105,551,996.85	7.01%
Q50	3,358	4.51%		$86,433,813.50	5.74%
Titan	1,263	1.70%		$38,833,563.88	2.58%
Q60	1,258	1.69%		$38,502,811.97	2.56%
Armada	929	1.25%		$37,182,130.06	2.47%
Kicks	2,028	2.73%		$32,836,594.94	2.18%
QX80	605	0.81%		$30,363,771.86	2.02%
Frontier	1,319	1.77%		$29,279,538.94	1.94%
QX50	977	1.31%		$23,359,757.31	1.55%
Q70	388	0.52%		$13,084,907.82	0.87%
370Z	39	0.05%		$1,131,124.87	0.08%
GT-R	12	0.02%		$1,126,593.20	0.07%
Versa	52	0.07%		$602,124.47	0.04%
Juke	5	0.01%		$77,771.77	0.01%
QX30	1	0.00	%(2)	$24,256.37	0.00	%(2)

Total	74,401	100.00%		$1,506,027,540.24	100.00%

(1)	Balances and percentages may not add to total due to rounding.

(2)	Less than 0.005% but greater than 0.000%.

Distribution of the Leases by Geographic Distribution

Geographic Distribution by Origination(1)	Number of Leases	Percentage of Total Number of Leases(2)	Cutoff Date Securitization Value(2)	Percentage of Aggregate Cutoff Date Securitization Value(2)
Florida	10,149	13.64%	$175,034,637.27	11.62%
California	7,918	10.64%	$174,670,199.42	11.60%
Texas	4,333	5.82%	$109,351,782.87	7.26%
Pennsylvania	5,540	7.45%	$108,910,988.90	7.23%
New Jersey	5,923	7.96%	$102,819,474.52	6.83%
New York	6,135	8.25%	$99,545,746.89	6.61%
Ohio	4,388	5.90%	$90,473,512.45	6.01%
Massachusetts	3,827	5.14%	$75,098,940.17	4.99%
Connecticut	3,350	4.50%	$65,969,736.15	4.38%
Illinois	2,770	3.72%	$62,476,138.12	4.15%
Michigan	1,609	2.16%	$33,090,691.56	2.20%
Minnesota	1,518	2.04%	$32,522,152.31	2.16%
Wisconsin	1,228	1.65%	$25,385,528.60	1.69%
North Carolina	1,044	1.40%	$23,246,193.28	1.54%
Indiana	1,029	1.38%	$22,279,428.70	1.48%
Virginia	958	1.29%	$21,854,241.98	1.45%
Georgia	855	1.15%	$21,352,876.18	1.42%
Maryland	803	1.08%	$21,102,584.15	1.40%
New Hampshire	1,048	1.41%	$20,983,513.18	1.39%
Colorado	819	1.10%	$19,181,175.79	1.27%
Arizona	754	1.01%	$17,690,173.87	1.17%
Missouri	604	0.81%	$13,031,127.05	0.87%
Iowa	574	0.77%	$12,870,560.62	0.85%
Washington	517	0.69%	$11,944,093.75	0.79%
South Carolina	537	0.72%	$11,680,114.22	0.78%
Nebraska	564	0.76%	$11,673,302.89	0.78%
Rhode Island	591	0.79%	$11,210,191.85	0.74%
Maine	565	0.76%	$10,589,838.70	0.70%
Tennessee	447	0.60%	$10,489,170.25	0.70%
Kentucky	478	0.64%	$10,430,698.18	0.69%
Nevada	380	0.51%	$8,815,125.64	0.59%
Louisiana	343	0.46%	$8,477,420.29	0.56%
Utah	362	0.49%	$7,982,247.36	0.53%
Delaware	304	0.41%	$6,353,084.86	0.42%
Alabama	244	0.33%	$5,867,635.41	0.39%
Hawaii	300	0.40%	$5,798,853.37	0.39%
Vermont	307	0.41%	$5,610,660.93	0.37%
Oregon	191	0.26%	$3,961,248.44	0.26%
Kansas	165	0.22%	$3,631,935.63	0.24%
West Virginia	148	0.20%	$3,252,380.52	0.22%
North Dakota	128	0.17%	$3,214,340.74	0.21%
Oklahoma	108	0.15%	$3,002,779.04	0.20%
South Dakota	111	0.15%	$2,703,134.83	0.18%
Mississippi	98	0.13%	$2,404,506.57	0.16%
District of Columbia	66	0.09%	$1,657,802.85	0.11%
Idaho	75	0.10%	$1,594,805.60	0.11%
Montana	58	0.08%	$1,389,139.26	0.09%
New Mexico	58	0.08%	$1,379,116.09	0.09%
Arkansas	45	0.06%	$1,134,341.36	0.08%
Wyoming	28	0.04%	$682,082.92	0.05%
Alaska	7	0.01%	$156,084.66	0.01%

Total	74,401	100.00%	$1,506,027,540.24	100.00%

(1)	Based on the billing addresses of lessees.

(2)	Balances and percentages may not add to total due to rounding.

Distribution of the Leases by Quarter of Maturity Date

Quarter of Maturity Date	Number of Leases	Percentage of Total Number of Leases(1)		Cutoff Date Securitization Value(1)	Percentage of Aggregate Cutoff Date Securitization Value(1)		Base Residual(1)	Percentage of Aggregate Base Residual(1)
2nd quarter 2020	6,221	8.36%		$105,629,915.97	7.01%		$84,946,555.18	8.39%
3rd quarter 2020	7,954	10.69%		$137,492,896.93	9.13%		$105,560,107.20	10.43%
4th quarter 2020	9,554	12.84%		$169,033,867.77	11.22%		$122,987,324.75	12.15%
1st quarter 2021	10,226	13.74%		$196,979,318.84	13.08%		$137,604,530.55	13.59%
2nd quarter 2021	8,855	11.90%		$182,218,337.81	12.10%		$121,209,330.45	11.97%
3rd quarter 2021	12,803	17.21%		$270,426,380.43	17.96%		$171,025,212.75	16.89%
4th quarter 2021	13,391	18.00%		$308,853,010.50	20.51%		$188,402,516.00	18.61%
1st quarter 2022	5,364	7.21%		$133,646,872.03	8.87%		$80,001,688.60	7.90%
2nd quarter 2022	4	0.01%		$158,526.72	0.01%		$75,860.35	0.01%
3rd quarter 2022	2	0.00	%(2)	$275,775.18	0.02%		$102,839.00	0.01%
4th quarter 2022	3	0.00	%(2)	$87,485.08	0.01%		$34,766.20	0.00	%(2)
1st quarter 2023	6	0.01%		$237,591.36	0.02%		$93,712.30	0.01%
2nd quarter 2023	12	0.02%		$672,892.64	0.04%		$244,964.35	0.02%
3rd quarter 2023	4	0.01%		$253,299.60	0.02%		$79,431.40	0.01%
4th quarter 2023	2	0.00	%(2)	$61,369.38	0.00	%(2)	$12,900.00	0.00	%(2)

Total	74,401	100.00%		$1,506,027,540.24	100.00%		$1,012,381,739.08	100.00%

(1)	Balances and percentages may not add to total due to rounding.

(2)	Less than 0.005% but greater than 0.000%.

Lease Static Pool Statistics - 2019-B

Original Pool Characteristics as of the Cutoff Date

Number of Leases	73,534

Aggregate Securitization Value	$1,506,024,096.62

Base Residual	$1,025,276,675.07

Securitization Rate	7.00%

Weighted Average Original Term (Months)	37	(2)

Weighted Average Remaining Term (Months)	25	(2)

Seasoning (Months)(1)	12	(2)

Reserve Account Required Balance	$7,530,120.48

Range of FICO Scores	600 to 900

Weighted Average FICO Score(2)	759

Cutoff Date	June 30, 2019
Discounted Base Residual as a % of Securitization Value	58.69%
Base Residual as a % of MSRP	41.81%

Percentage of Securitization Value Financed through Nissan or Infiniti Dealers

Nissan	77.26%
Infiniti	22.74%

	Average		Minimum	Maximum
Securitization Value	$20,480.65		$6,805.81	$90,036.81
Base Residual	$13,942.89		$3,614.00	$55,223.00
Seasoning (Months)(1)	12	(2)	2	45
Remaining Term (Months)	25	(2)	12	56
Original Term (Months)	37	(2)	24	60

(1)	Seasoning refers to the number of months elapsed from origination of the leases to the Cutoff Date.

(2)	Weighted average by Securitization Value as of the Cutoff Date.

Distribution of the Leases by Vehicle Type

Vehicle Type	Number of Leases	Percentage of Total Number of Leases(1)		Cutoff Date Securitization Value(1)	Percentage of Aggregate Cutoff Date Securitization Value(1)
Rogue	17,549	23.87%		$294,235,350.92	19.54%
Sentra	14,820	20.15%		$196,388,079.46	13.04%
Murano	7,118	9.68%		$182,405,381.30	12.11%
Altima	9,267	12.60%		$172,504,963.89	11.45%
QX60	4,800	6.53%		$159,097,688.69	10.56%
Pathfinder	5,214	7.09%		$121,202,392.37	8.05%
Q50	3,701	5.03%		$97,346,525.53	6.46%
Maxima	4,004	5.45%		$86,670,035.46	5.75%
Q60	1,260	1.71%		$38,333,078.91	2.55%
Armada	795	1.08%		$32,246,352.80	2.14%
Titan	1,005	1.37%		$31,939,674.96	2.12%
Kicks	1,676	2.28%		$27,196,758.71	1.81%
QX80	431	0.59%		$19,477,907.59	1.29%
Frontier	770	1.05%		$17,635,473.27	1.17%
QX50	704	0.96%		$15,985,342.68	1.06%
Q70	373	0.51%		$12,295,095.35	0.82%
370Z	21	0.03%		$590,283.81	0.04%
Versa	20	0.03%		$247,503.19	0.02%
GT-R	2	0.00	%(2)	$165,591.91	0.01%
Juke	4	0.01%		$60,615.82	0.00	%(2)

Total	73,534	100.00%		$1,506,024,096.62	100.00%

(1)	Balances and percentages may not add to total due to rounding.

(2)	Less than 0.005% but greater than 0.000%.

Distribution of the Leases by Geographic Distribution

Geographic Distribution by Origination(1)	Number of Leases	Percentage of Total Number of Leases(2)	Cutoff Date Securitization Value(2)	Percentage of Aggregate Cutoff Date Securitization Value(2)
New York	12,726	17.31%	$219,064,447.13	14.55%
Florida	10,508	14.29%	$216,496,203.51	14.38%
California	6,043	8.22%	$137,023,322.28	9.10%
New Jersey	7,287	9.91%	$132,886,497.74	8.82%
Pennsylvania	5,020	6.83%	$98,792,353.54	6.56%
Texas	3,356	4.56%	$86,770,285.82	5.76%
Ohio	4,081	5.55%	$84,539,822.74	5.61%
Massachusetts	3,030	4.12%	$59,780,350.04	3.97%
Illinois	2,434	3.31%	$54,218,867.92	3.60%
Connecticut	2,695	3.66%	$53,367,369.98	3.54%
Michigan	1,376	1.87%	$28,349,156.24	1.88%
Minnesota	1,262	1.72%	$27,154,436.16	1.80%
Wisconsin	1,111	1.51%	$23,463,987.28	1.56%
Virginia	787	1.07%	$18,579,152.09	1.23%
North Carolina	832	1.13%	$18,514,925.80	1.23%
Indiana	817	1.11%	$17,785,544.82	1.18%
Maryland	615	0.84%	$16,454,658.56	1.09%
New Hampshire	822	1.12%	$16,369,286.91	1.09%
Georgia	633	0.86%	$15,896,912.90	1.06%
Colorado	593	0.81%	$14,035,395.38	0.93%
Arizona	586	0.80%	$13,388,217.49	0.89%
Iowa	491	0.67%	$11,167,318.48	0.74%
Missouri	496	0.67%	$11,086,793.44	0.74%
Washington	441	0.60%	$10,090,804.29	0.67%
Maine	541	0.74%	$9,890,889.94	0.66%
Nebraska	462	0.63%	$9,538,808.04	0.63%
Tennessee	391	0.53%	$9,081,469.02	0.60%
Kentucky	394	0.54%	$8,834,800.36	0.59%
South Carolina	404	0.55%	$8,609,142.07	0.57%
Nevada	333	0.45%	$8,252,367.82	0.55%
Rhode Island	417	0.57%	$8,214,059.74	0.55%
Louisiana	265	0.36%	$6,907,041.30	0.46%
Utah	288	0.39%	$6,300,003.09	0.42%
Delaware	242	0.33%	$5,186,856.91	0.34%
Vermont	261	0.35%	$5,133,019.68	0.34%
Hawaii	246	0.33%	$4,595,437.65	0.31%
Alabama	191	0.26%	$4,542,359.93	0.30%
Oregon	146	0.20%	$3,200,763.75	0.21%
North Dakota	109	0.15%	$2,871,121.14	0.19%
Kansas	120	0.16%	$2,840,578.70	0.19%
Mississippi	102	0.14%	$2,536,161.81	0.17%
West Virginia	118	0.16%	$2,464,989.35	0.16%
Oklahoma	83	0.11%	$2,349,223.12	0.16%
South Dakota	92	0.13%	$2,291,531.56	0.15%
Idaho	83	0.11%	$1,872,175.06	0.12%
District of Columbia	53	0.07%	$1,365,191.56	0.09%
New Mexico	45	0.06%	$1,201,840.89	0.08%
Arkansas	39	0.05%	$1,079,175.60	0.07%
Montana	43	0.06%	$983,448.94	0.07%
Wyoming	20	0.03%	$513,159.02	0.03%
Alaska	4	0.01%	$92,370.03	0.01%

Total	73,534	100.00%	$1,506,024,096.62	100.00%

(1) Based on the billing addresses of lessees.

(2) Balances and percentages may not add to total due to rounding.

Distribution of the Leases by Quarter of Maturity Date

Quarter of Maturity Date	Number of Leases	Percentage of Total Number of Leases(1)		Cutoff Date Securitization Value(1)	Percentage of Aggregate Cutoff Date Securitization Value(1)		Base Residual(1)	Percentage of Aggregate Base Residual(1)
3rd quarter 2020	5,183	7.05%		$85,437,879.86	5.67%		$68,391,497.44	6.67%
4th quarter 2020	9,284	12.63%		$156,754,303.17	10.41%		$118,874,942.63	11.59%
1st quarter 2021	9,665	13.14%		$180,036,827.99	11.95%		$135,691,091.70	13.23%
2nd quarter 2021	8,987	12.22%		$177,553,406.48	11.79%		$127,293,096.25	12.42%
3rd quarter 2021	8,382	11.40%		$174,942,594.16	11.62%		$116,530,186.45	11.37%
4th quarter 2021	10,569	14.37%		$234,881,648.22	15.60%		$150,341,697.10	14.66%
1st quarter 2022	12,367	16.82%		$280,342,751.30	18.61%		$175,534,031.00	17.12%
2nd quarter 2022	9,079	12.35%		$215,450,628.83	14.31%		$132,387,987.90	12.91%
3rd quarter 2022	1	0.00	%(2)	$12,747.66	0.00	%(2)	$5,808.00	0.00	%(2)
4th quarter 2022	0	0.00%		$0.00	0.00%		$0.00	0.00%
1st quarter 2023	7	0.01%		$202,985.02	0.01%		$76,458.20	0.01%
2nd quarter 2023	6	0.01%		$237,065.52	0.02%		$103,884.90	0.01%
3rd quarter 2023	0	0.00%		$0.00	0.00%		$0.00	0.00%
4th quarter 2023	1	0.00	%(2)	$55,735.95	0.00	%(2)	$20,050.50	0.00	%(2)
1st quarter 2024	3	0.00	%(2)	$115,522.46	0.01%		$25,943.00	0.00	%(2)

Total	73,534	100.00%		$1,506,024,096.62	100.00%		$1,025,276,675.07	100.00%

(1)	Balances and percentages may not add to total due to rounding.

(2)	Less than 0.005% but greater than 0.000%.

Lease Static Pool Statistics - 2020-A

Original Pool Characteristics as of the Cutoff Date

Number of Leases	71,794

Aggregate Securitization Value	$1,506,039,779.14

Base Residual	$1,033,306,050.45

Securitization Rate	7.00%

Weighted Average Original Term (Months)	36	(2)

Weighted Average Remaining Term (Months)	25	(2)

Seasoning (Months)(1)	11	(2)

Reserve Account Required Balance	$3,765,099.45

Range of FICO Scores	600 to 900

Weighted Average FICO Score(2)	759

Cutoff Date	December 31, 2019
Discounted Base Residual as a % of Securitization Value	59.13%
Base Residual as a % of MSRP	43.19%

Percentage of Securitization Value Financed through Nissan or Infiniti Dealers

Nissan	83.84%
Infiniti	16.16%

	Average		Minimum	Maximum
Securitization Value	$20,977.24		$6,408.31	$79,093.59
Base Residual	$14,392.65		$4,442.10	$64,077.00
Seasoning (Months)(1)	11	(2)	2	44
Remaining Term (Months)	25	(2)	12	56
Original Term (Months)	36	(2)	24	60

(1)	Seasoning refers to the number of months elapsed from origination of the leases to the Cutoff Date.

(2)	Weighted average by Securitization Value as of the Cutoff Date.

Distribution of the Leases by Vehicle Type

Vehicle Type	Number of Leases	Percentage of Total Number of Leases(1)		Cutoff Date Securitization Value(1)	Percentage of Aggregate Cutoff Date Securitization Value(1)
Rogue	14,737	20.53%		$269,173,655.30	17.87%
Altima	13,501	18.81%		$255,869,846.08	16.99%
Murano	8,711	12.13%		$230,169,212.10	15.28%
Sentra	13,055	18.18%		$171,868,888.70	11.41%
Pathfinder	4,747	6.61%		$113,092,515.89	7.51%
QX60	3,067	4.27%		$96,740,091.00	6.42%
Q50	3,591	5.00%		$93,983,339.95	6.24%
Maxima	3,554	4.95%		$82,958,898.20	5.51%
Titan	1,405	1.96%		$47,233,057.25	3.14%
Armada	1,123	1.56%		$43,166,141.99	2.87%
Frontier	1,123	1.56%		$26,312,311.42	1.75%
Kicks	1,246	1.74%		$20,801,829.01	1.38%
Q60	605	0.84%		$19,006,149.69	1.26%
QX50	679	0.95%		$13,519,567.87	0.90%
QX80	293	0.41%		$12,276,921.87	0.82%
Q70	164	0.23%		$5,110,401.12	0.34%
QX70	97	0.14%		$2,664,368.31	0.18%
370Z	24	0.03%		$712,765.76	0.05%
NV 200	32	0.04%		$644,821.80	0.04%
Versa	34	0.05%		$480,612.54	0.03%
GT-R	3	0.00	%(2)	$217,873.72	0.01%
Juke	3	0.00	%(2)	$36,509.57	0.00	%(2)

Total	71,794	100.00%		$1,506,039,779.14	100.00%

(1)	Balances and percentages may not add to total due to rounding.

(2)	Less than 0.005% but greater than 0.000%.

Distribution of the Leases by Geographic Distribution

Geographic Distribution by Origination(1)	Number of Leases	Percentage of Total Number of Leases(2)	Cutoff Date Securitization Value(2)	Percentage of Aggregate Cutoff Date Securitization Value(2)
New York	12,789	17.81%	$252,157,075.45	16.74%
New Jersey	11,691	16.28%	$233,333,706.48	15.49%
Florida	7,914	11.02%	$168,805,529.82	11.21%
California	5,226	7.28%	$110,422,181.26	7.33%
Pennsylvania	4,461	6.21%	$91,257,036.71	6.06%
Ohio	3,615	5.04%	$76,850,552.90	5.10%
Texas	3,183	4.43%	$75,354,686.41	5.00%
Massachusetts	3,002	4.18%	$61,060,667.28	4.05%
Connecticut	2,571	3.58%	$52,174,339.06	3.46%
Illinois	1,907	2.66%	$42,794,374.75	2.84%
Minnesota	1,334	1.86%	$30,524,815.82	2.03%
Michigan	1,361	1.90%	$28,242,176.14	1.88%
Wisconsin	940	1.31%	$20,167,072.05	1.34%
New Hampshire	912	1.27%	$18,770,252.16	1.25%
Virginia	743	1.03%	$16,787,432.43	1.11%
Indiana	754	1.05%	$16,540,988.20	1.10%
North Carolina	688	0.96%	$14,910,142.93	0.99%
Colorado	603	0.84%	$14,376,466.97	0.95%
Georgia	570	0.79%	$13,151,466.53	0.87%
Maryland	460	0.64%	$11,337,887.14	0.75%
Arizona	505	0.70%	$11,262,553.62	0.75%
Nebraska	506	0.70%	$11,110,228.44	0.74%
Iowa	465	0.65%	$11,056,506.06	0.73%
Missouri	475	0.66%	$10,974,208.11	0.73%
Maine	517	0.72%	$10,202,942.85	0.68%
South Carolina	451	0.63%	$10,076,285.54	0.67%
Rhode Island	440	0.61%	$8,601,999.28	0.57%
Tennessee	358	0.50%	$8,312,738.38	0.55%
Kentucky	374	0.52%	$8,170,184.71	0.54%
Washington	345	0.48%	$7,665,827.03	0.51%
Utah	283	0.39%	$6,695,474.47	0.44%
Delaware	226	0.31%	$4,925,870.02	0.33%
Vermont	250	0.35%	$4,909,949.72	0.33%
Hawaii	249	0.35%	$4,856,354.86	0.32%
Louisiana	208	0.29%	$4,786,023.81	0.32%
Nevada	212	0.30%	$4,769,754.84	0.32%
Alabama	177	0.25%	$4,128,290.71	0.27%
North Dakota	149	0.21%	$3,840,208.81	0.25%
Oregon	174	0.24%	$3,551,029.54	0.24%
South Dakota	116	0.16%	$3,013,507.00	0.20%
Kansas	119	0.17%	$2,678,580.71	0.18%
West Virginia	113	0.16%	$2,542,744.38	0.17%
Oklahoma	63	0.09%	$1,689,354.28	0.11%
Mississippi	68	0.09%	$1,659,169.95	0.11%
Idaho	61	0.08%	$1,363,760.87	0.09%
Montana	43	0.06%	$1,135,212.10	0.08%
District of Columbia	45	0.06%	$1,082,788.55	0.07%
New Mexico	30	0.04%	$754,006.12	0.05%
Arkansas	23	0.03%	$571,558.11	0.04%
Wyoming	21	0.03%	$543,592.22	0.04%
Alaska	4	0.01%	$90,223.56	0.01%

Total	71,794	100.00%	$1,506,039,779.14	100.00%

(1)	Based on the billing addresses of lessees.

(2)	Balances and percentages may not add to total due to rounding.

Distribution of the Leases by Quarter of Maturity Date

Quarter of Maturity Date	Number of Leases	Percentage of Total Number of Leases(1)		Cutoff Date Securitization Value(1)	Percentage of Aggregate Cutoff Date Securitization Value(1)	Base Residual(1)	Percentage of Aggregate Base Residual(1)
1st quarter 2021	7,469	10.40%		$135,738,257.42	9.01%	$109,517,069.95	10.60%
2nd quarter 2021	9,034	12.58%		$179,119,492.32	11.89%	$141,491,072.85	13.69%
3rd quarter 2021	6,063	8.44%		$120,079,427.56	7.97%	$92,338,821.05	8.94%
4th quarter 2021	6,159	8.58%		$122,461,434.99	8.13%	$87,355,559.95	8.45%
1st quarter 2022	9,277	12.92%		$180,635,477.91	11.99%	$121,194,559.90	11.73%
2nd quarter 2022	10,785	15.02%		$224,609,564.27	14.91%	$146,465,013.70	14.17%
3rd quarter 2022	10,196	14.20%		$227,406,662.23	15.10%	$142,942,450.05	13.83%
4th quarter 2022	10,020	13.96%		$226,523,940.22	15.04%	$138,283,227.15	13.38%
1st quarter 2023	2,406	3.35%		$79,651,246.18	5.29%	$49,213,248.55	4.76%
2nd quarter 2023	10	0.01%		$347,938.99	0.02%	$176,127.05	0.02%
3rd quarter 2023	11	0.02%		$247,477.05	0.02%	$103,913.50	0.01%
4th quarter 2023	362	0.50%		$9,108,814.75	0.60%	$4,190,882.75	0.41%
1st quarter 2024	0	0.00%		$0.00	0.00%	$0.00	0.00%
2nd quarter 2024	0	0.00%		$0.00	0.00%	$0.00	0.00%
3rd quarter 2024	2	0.00	%(2)	$110,045.25	0.01%	$34,104.00	0.00	%(2)

Total	71,794	100.00%		$1,506,039,779.14	100.00%	$1,033,306,050.45	100.00%

(1)	Balances and percentages may not add to total due to rounding.

(2)	Less than 0.005% but greater than 0.000%.

Lease Static Pool Statistics - 2020-B

Original Pool Characteristics as of the Cutoff Date

Number of Leases	74,289

Aggregate Securitization Value	$1,526,947,713.40

Base Residual	$1,061,437,542.77

Securitization Rate	7.00%

Weighted Average Original Term (Months)	37	(2)

Weighted Average Remaining Term (Months)	25	(2)

Seasoning (Months)(1)	11	(2)(3)

Reserve Account Required Balance	$7,634,738.57

Range of FICO Scores	600 to 900

Weighted Average FICO Score(2)	760

Cutoff Date	August 31, 2020
Discounted Base Residual as a % of Securitization Value	59.92%
Base Residual as a % of MSRP	43.82%

Percentage of Securitization Value Financed through Nissan or Infiniti Dealers

Nissan	85.55%
Infiniti	14.45%

	Average		Minimum	Maximum
Securitization Value	$20,554.16		$7,175.90	$83,772.90
Base Residual	$14,287.95		$3,344.25	$66,553.20
Seasoning (Months)(1)	11	(2)(3)	2	27
Remaining Term (Months)	25	(2)	12	55
Original Term (Months)	37	(2)	24	60

(1)	Seasoning refers to the number of months elapsed from origination of the leases to the Cutoff Date.

(2)	Weighted average by Securitization Value as of the Cutoff Date.

(3)	The seasoning and weighted average remaining term may not add to the weighted average original term due to rounding.

Distribution of the Leases by Vehicle Type

Vehicle Type	Number of Leases	Percentage of Total Number of Leases(1)	Cutoff Date Securitization Value(1)	Percentage of Aggregate Cutoff Date Securitization Value(1)
Rogue	17,586	23.67%	$319,957,827.70	20.95%
Sentra	19,115	25.73%	$274,450,953.49	17.97%
Murano	6,692	9.01%	$184,082,950.30	12.06%
Altima	8,911	12.00%	$176,091,822.17	11.53%
Pathfinder	6,482	8.73%	$157,892,085.17	10.34%
Q50	4,022	5.41%	$98,558,697.70	6.45%
QX60	3,338	4.49%	$94,910,128.25	6.22%
Titan	1,502	2.02%	$49,180,214.05	3.22%
Frontier	2,060	2.77%	$45,450,573.49	2.98%
Maxima	1,713	2.31%	$44,717,419.48	2.93%
Armada	945	1.27%	$36,490,533.37	2.39%
Kicks	962	1.29%	$15,603,830.52	1.02%
Q60	523	0.70%	$15,324,401.02	1.00%
QX80	214	0.29%	$8,485,069.85	0.56%
Q70	97	0.13%	$2,815,884.36	0.18%
Other	127	0.17%	$2,935,322.48	0.19%

Total	74,289	100.00%	$1,526,947,713.40	100.00%

(1)	Balances and percentages may not add to total due to rounding.

Distribution of the Leases by Geographic Distribution

Geographic Distribution by Origination(1)	Number of Leases	Percentage of Total Number of Leases(2)	Cutoff Date Securitization Value(2)	Percentage of Aggregate Cutoff Date Securitization Value(2)
New York	12,251	16.49%	$225,299,007.64	14.75%
New Jersey	10,760	14.48%	$219,487,023.03	14.37%
Florida	7,841	10.55%	$166,307,224.19	10.89%
California	5,822	7.84%	$119,304,458.61	7.81%
Pennsylvania	5,364	7.22%	$107,143,066.93	7.02%
Ohio	4,202	5.66%	$88,538,352.05	5.80%
Texas	3,213	4.33%	$74,956,896.07	4.91%
Massachusetts	3,505	4.72%	$69,075,372.13	4.52%
Connecticut	2,926	3.94%	$57,615,726.41	3.77%
Illinois	2,007	2.70%	$43,820,226.54	2.87%
Michigan	1,377	1.85%	$28,278,928.97	1.85%
Minnesota	1,243	1.67%	$27,167,021.82	1.78%
New Hampshire	1,037	1.40%	$20,981,654.38	1.37%
Wisconsin	967	1.30%	$20,361,092.74	1.33%
Indiana	867	1.17%	$18,893,537.19	1.24%
North Carolina	761	1.02%	$16,463,491.06	1.08%
Virginia	702	0.94%	$15,227,629.73	1.00%
Colorado	555	0.75%	$13,170,780.60	0.86%
Nebraska	587	0.79%	$12,837,349.54	0.84%
Missouri	581	0.78%	$12,816,102.87	0.84%
Maryland	530	0.71%	$12,739,262.74	0.83%
Arizona	554	0.75%	$12,383,999.32	0.81%
Georgia	505	0.68%	$11,457,041.15	0.75%
Iowa	457	0.62%	$10,803,053.18	0.71%
Tennessee	488	0.66%	$10,625,940.13	0.70%
Rhode Island	529	0.71%	$10,449,832.61	0.68%
Maine	533	0.72%	$10,424,832.18	0.68%
South Carolina	446	0.60%	$9,575,813.64	0.63%
Kentucky	390	0.52%	$8,261,840.89	0.54%
Washington	377	0.51%	$8,109,902.33	0.53%
Hawaii	353	0.48%	$6,742,191.59	0.44%
Utah	260	0.35%	$5,946,711.71	0.39%
Nevada	246	0.33%	$5,447,555.93	0.36%
Delaware	257	0.35%	$5,425,275.11	0.36%
Louisiana	226	0.30%	$5,028,824.89	0.33%
Vermont	256	0.34%	$5,008,708.28	0.33%
North Dakota	178	0.24%	$4,606,074.73	0.30%
Alabama	165	0.22%	$3,891,598.43	0.25%
West Virginia	172	0.23%	$3,877,601.52	0.25%
Oregon	147	0.20%	$3,063,187.15	0.20%
Kansas	123	0.17%	$2,598,262.61	0.17%
South Dakota	94	0.13%	$2,558,706.45	0.17%
Oklahoma	78	0.10%	$1,881,516.31	0.12%
Mississippi	80	0.11%	$1,858,082.55	0.12%
Idaho	82	0.11%	$1,757,240.34	0.12%
Montana	53	0.07%	$1,213,830.59	0.08%
District of Columbia	42	0.06%	$1,066,164.28	0.07%
New Mexico	41	0.06%	$964,360.36	0.06%
Arkansas	31	0.04%	$789,090.74	0.05%
Wyoming	20	0.03%	$495,615.62	0.03%
Alaska	8	0.01%	$150,653.54	0.01%

Total	74,289	100.00%	$1,526,947,713.40	100.00%

(1)	Based on the billing addresses of lessees.

(2)	Balances and percentages may not add to total due to rounding.

Distribution of the Leases by Quarter of Maturity Date

Quarter of Maturity Date	Number of Leases	Percentage of Total Number of Leases(1)		Cutoff Date Securitization Value(1)	Percentage of Aggregate Cutoff Date Securitization Value(1)		Base Residual(1)	Percentage of Aggregate Base Residual(1)
3rd quarter 2021	800	1.08%		$13,883,415.07	0.91%		$11,647,900.85	1.10%
4th quarter 2021	9,881	13.30%		$181,614,294.34	11.89%		$144,554,074.20	13.62%
1st quarter 2022	6,026	8.11%		$114,902,923.56	7.53%		$90,338,738.98	8.51%
2nd quarter 2022	9,333	12.56%		$179,489,439.79	11.75%		$136,519,583.30	12.86%
3rd quarter 2022	10,338	13.92%		$210,797,703.12	13.81%		$148,707,150.50	14.01%
4th quarter 2022	7,640	10.28%		$158,718,665.96	10.39%		$107,162,618.94	10.10%
1st quarter 2023	11,468	15.44%		$238,003,885.26	15.59%		$156,821,070.00	14.77%
2nd quarter 2023	10,933	14.72%		$249,741,056.20	16.36%		$163,314,810.00	15.39%
3rd quarter 2023	4,478	6.03%		$102,653,018.97	6.72%		$65,363,376.85	6.16%
4th quarter 2023	511	0.69%		$10,749,918.83	0.70%		$5,126,687.30	0.48%
1st quarter 2024	2,022	2.72%		$44,863,379.46	2.94%		$21,848,393.25	2.06%
2nd quarter 2024	665	0.90%		$16,382,075.23	1.07%		$7,745,362.75	0.73%
3rd quarter 2024	193	0.26%		$5,106,306.86	0.33%		$2,270,858.25	0.21%
4th quarter 2024	0	0.00%		$0.00	0.00%		$0.00	0.00%
1st quarter 2025	0	0.00%		$0.00	0.00%		$0.00	0.00%
2nd quarter 2025	1	0.00	%(2)	$41,630.75	0.00	%(2)	$16,917.60	0.00	%(2)

Total	74,289	100.00%		$1,526,947,713.40	100.00%		$1,061,437,542.77	100.00%

(1)	Balances and percentages may not add to total due to rounding.

(2)	Less than 0.005% but greater than 0.000%.

Lease Static Pool Statistics - 2021-A

Original Pool Characteristics as of the Cutoff Date

Number of Leases	53,900

Aggregate Securitization Value	$1,197,605,445.04

Base Residual	$858,511,053.01

Securitization Rate	7.00%

Weighted Average Original Term (Months)	37	(2)

Weighted Average Remaining Term (Months)	24	(2)

Seasoning (Months)(1)	13	(2)

Reserve Account Required Balance	$2,994,013.61

Range of FICO Scores	600 to 900

Weighted Average FICO Score(2)	759

Cutoff Date	September 30, 2021
Discounted Base Residual as a % of Securitization Value	62.29%
Base Residual as a % of MSRP	46.93%

Percentage of Securitization Value Financed through Nissan or Infiniti Dealers

Nissan	83.45%
Infiniti	16.55%

	Average		Minimum	Maximum
Securitization Value	$22,219.02		$8,182.48	$85,076.03
Base Residual	$15,927.85		$4,393.00	$63,024.00
Seasoning (Months)(1)	13	(2)	3	48
Remaining Term (Months)	24	(2)	12	47
Original Term (Months)	37	(2)	24	60

(1)	Seasoning refers to the number of months elapsed from origination of the leases to the Cutoff Date.

(2)	Weighted average by Securitization Value as of the Cutoff Date.

Distribution of the Leases by Vehicle Type

Vehicle Type	Number of Leases	Percentage of Total Number of Leases(1)	Cutoff Date Securitization Value(1)	Percentage of Aggregate Cutoff Date Securitization Value(1)
Sentra	13,865	25.72%	$227,368,160.89	18.99%
Rogue	10,377	19.25%	$205,248,837.53	17.14%
Altima	6,991	12.97%	$135,125,104.99	11.28%
Murano	4,384	8.13%	$117,162,560.94	9.78%
Pathfinder	4,455	8.27%	$108,425,424.84	9.05%
QX60	3,572	6.63%	$99,783,478.27	8.33%
Q50	2,645	4.91%	$75,067,819.07	6.27%
Frontier	2,244	4.16%	$56,891,217.48	4.75%
Maxima	1,940	3.60%	$53,723,004.03	4.49%
Titan	1,191	2.21%	$45,628,748.28	3.81%
Armada	839	1.56%	$35,494,360.63	2.96%
Kicks	769	1.43%	$13,881,833.71	1.16%
Q60	374	0.69%	$12,704,913.15	1.06%
QX80	227	0.42%	$10,259,154.03	0.86%
Q70	14	0.03%	$403,232.45	0.03%
Other	13	0.02%	$437,594.75	0.04%

Total	53,900	100.00%	$1,197,605,445.04	100.00%

(1)	Balances and percentages may not add to total due to rounding.

Distribution of the Leases by Geographic Distribution

Geographic Distribution by Origination(1)	Number of Leases	Percentage of Total Number of Leases(2)		Cutoff Date Securitization Value(2)	Percentage of Aggregate Cutoff Date Securitization Value(2)
New York	8,869	16.45%		$185,139,191.38	15.46%
New Jersey	8,106	15.04%		$180,849,955.55	15.10%
Florida	6,334	11.75%		$139,035,926.50	11.61%
California	3,970	7.37%		$89,096,696.68	7.44%
Pennsylvania	3,998	7.42%		$83,737,841.12	6.99%
Ohio	3,070	5.70%		$68,274,901.12	5.70%
Texas	2,251	4.18%		$58,950,360.97	4.92%
Massachusetts	2,314	4.29%		$49,375,666.81	4.12%
Connecticut	2,154	4.00%		$45,838,611.77	3.83%
Illinois	1,443	2.68%		$32,855,342.79	2.74%
Michigan	991	1.84%		$21,870,862.68	1.83%
Minnesota	782	1.45%		$17,764,026.34	1.48%
Wisconsin	687	1.27%		$15,289,388.67	1.28%
New Hampshire	692	1.28%		$15,038,211.97	1.26%
Indiana	649	1.20%		$14,622,640.90	1.22%
North Carolina	574	1.06%		$13,004,651.08	1.09%
Colorado	462	0.86%		$12,252,454.44	1.02%
Virginia	461	0.86%		$10,867,921.50	0.91%
Georgia	392	0.73%		$9,546,781.04	0.80%
Nebraska	413	0.77%		$9,375,615.88	0.78%
Missouri	405	0.75%		$9,337,120.67	0.78%
Maryland	367	0.68%		$9,110,741.71	0.76%
Arizona	374	0.69%		$9,018,460.42	0.75%
Rhode Island	409	0.76%		$8,757,818.99	0.73%
Maine	364	0.68%		$7,864,508.95	0.66%
South Carolina	318	0.59%		$7,555,434.04	0.63%
Iowa	301	0.56%		$7,260,506.79	0.61%
Tennessee	287	0.53%		$7,155,848.61	0.60%
Washington	268	0.50%		$6,598,268.87	0.55%
Kentucky	227	0.42%		$5,428,925.35	0.45%
Nevada	192	0.36%		$4,412,916.65	0.37%
Utah	164	0.30%		$4,177,344.94	0.35%
Hawaii	188	0.35%		$4,053,778.29	0.34%
Delaware	183	0.34%		$3,958,106.56	0.33%
Louisiana	163	0.30%		$3,890,454.99	0.32%
Vermont	157	0.29%		$3,332,534.63	0.28%
West Virginia	123	0.23%		$2,941,818.75	0.25%
Alabama	115	0.21%		$2,841,768.47	0.24%
North Dakota	105	0.19%		$2,722,480.17	0.23%
Oregon	97	0.18%		$2,249,927.06	0.19%
Kansas	92	0.17%		$2,225,803.91	0.19%
South Dakota	68	0.13%		$1,901,102.34	0.16%
Idaho	71	0.13%		$1,715,785.50	0.14%
Oklahoma	53	0.10%		$1,290,535.45	0.11%
Mississippi	50	0.09%		$1,284,623.39	0.11%
Montana	44	0.08%		$1,031,768.14	0.09%
New Mexico	30	0.06%		$759,935.32	0.06%
District of Columbia	28	0.05%		$677,028.74	0.06%
Arkansas	25	0.05%		$668,021.65	0.06%
Wyoming	19	0.04%		$563,355.64	0.05%
Alaska	1	0.00	%(3)	$31,670.86	0.00	%(3)

Total	53,900	100.00%		$1,197,605,445.04	100.00%

(1)	Based on the billing addresses of lessees.

(2)	Balances and percentages may not add to total due to rounding.

(3)	Less than 0.005% but greater than 0.000%.

Distribution of the Leases by Quarter of Maturity Date

Quarter of Maturity Date	Number of Leases	Percentage of Total Number of Leases(1)	Cutoff Date Securitization Value(1)	Percentage of Aggregate Cutoff Date Securitization Value(1)	Base Residual(1)	Percentage of Aggregate Base Residual(1)
4th quarter 2022	5,175	9.60%	$112,355,595.08	9.38%	$94,275,979.12	10.98%
1st quarter 2023	5,549	10.29%	$118,962,896.64	9.93%	$96,929,979.65	11.29%
2nd quarter 2023	6,306	11.70%	$144,352,364.71	12.05%	$114,238,781.94	13.31%
3rd quarter 2023	8,536	15.84%	$183,455,232.21	15.32%	$135,651,292.49	15.80%
4th quarter 2023	10,474	19.43%	$216,280,836.13	18.06%	$151,232,601.30	17.62%
1st quarter 2024	9,472	17.57%	$201,642,030.97	16.84%	$132,932,096.61	15.48%
2nd quarter 2024	4,822	8.95%	$121,605,514.61	10.15%	$79,116,375.50	9.22%
3rd quarter 2024	1,707	3.17%	$46,159,300.68	3.85%	$27,261,071.10	3.18%
4th quarter 2024	691	1.28%	$17,376,471.00	1.45%	$8,896,010.10	1.04%
1st quarter 2025	381	0.71%	$10,550,463.74	0.88%	$5,239,564.75	0.61%
2nd quarter 2025	549	1.02%	$17,118,424.01	1.43%	$8,859,910.20	1.03%
3rd quarter 2025	238	0.44%	$7,746,315.26	0.65%	$3,877,390.25	0.45%

Total	53,900	100.00%	$1,197,605,445.04	100.00%	$858,511,053.01	100.00%

(1)	Balances and percentages may not add to total due to rounding.

Lease Static Pool Statistics - 2022-A

Original Pool Characteristics as of the Cutoff Date

Number of Leases	48,416

Aggregate Securitization Value	$1,212,135,507.43

Base Residual	$877,460,886.06

Securitization Rate	7.00%

Weighted Average Original Term (Months)	37	(2)

Weighted Average Remaining Term (Months)	25	(2)

Seasoning (Months)(1)	12	(2)

Reserve Account Required Balance	$4,848,542.03

Range of FICO Scores	600 to 900

Weighted Average FICO Score(2)	762

Cutoff Date	May 31, 2022
Discounted Base Residual as a % of Securitization Value	62.71%
Base Residual as a % of MSRP	51.37%

Percentage of Securitization Value Financed through Nissan or Infiniti Dealers

Nissan	83.17%
Infiniti	16.83%

	Average		Minimum	Maximum
Securitization Value	$25,035.85		$8,850.89	$83,181.57
Base Residual	$18,123.37		$6,112.00	$53,709.60
Seasoning (Months)(1)	12	(2)	3	48
Remaining Term (Months)	25	(2)	12	54
Original Term (Months)	37	(2)	24	60

(1)	Seasoning refers to the number of months elapsed from origination of the leases to the Cutoff Date.

(2)	Weighted average by Securitization Value as of the Cutoff Date.

Distribution of the Leases by Vehicle Type

Vehicle Type	Number of Leases	Percentage of Total Number of Leases(1)		Cutoff Date Securitization Value(1)	Percentage of Aggregate Cutoff Date Securitization Value(1)
Rogue	10,568	21.83%		$232,118,649.81	19.15%
Sentra	9,684	20.00%		$169,256,422.35	13.96%
Altima	7,282	15.04%		$154,945,037.42	12.78%
Pathfinder	4,076	8.42%		$124,129,335.46	10.24%
Q50	3,897	8.05%		$121,164,373.12	10.00%
Frontier	3,310	6.84%		$103,656,679.16	8.55%
Murano	3,387	7.00%		$99,101,205.62	8.18%
QX60	1,734	3.58%		$52,259,741.44	4.31%
Titan	1,044	2.16%		$41,069,508.14	3.39%
Maxima	1,429	2.95%		$39,002,378.51	3.22%
Armada	808	1.67%		$36,354,871.57	3.00%
Q60	417	0.86%		$15,769,694.00	1.30%
QX80	297	0.61%		$14,769,939.80	1.22%
Kicks	477	0.99%		$8,279,233.88	0.68%
GT-R	2	0.00	%(2)	$145,292.45	0.01%
370Z	4	0.01%		$113,144.70	0.01%

Total	48,416	100.00%		$1,212,135,507.43	100.00%

(1)	Balances and percentages may not add to total due to rounding.

(2)	Less than 0.005% but greater than 0.000%.

Distribution of the Leases by Geographic Distribution

Geographic Distribution by Origination(1)	Number of Leases	Percentage of Total Number of Leases(2)		Cutoff Date Securitization Value(2)	Percentage of Aggregate Cutoff Date Securitization Value(2)
New York	7,385	15.25%		$181,240,514.34	14.95%
New Jersey	6,160	12.72%		$148,602,575.89	12.26%
Florida	5,887	12.16%		$144,727,243.25	11.94%
California	3,948	8.15%		$100,875,692.88	8.32%
Pennsylvania	3,523	7.28%		$83,621,111.10	6.90%
Texas	2,346	4.85%		$67,639,646.17	5.58%
Ohio	2,702	5.58%		$66,148,894.78	5.46%
Massachusetts	2,294	4.74%		$54,266,642.98	4.48%
Connecticut	2,099	4.34%		$49,947,279.23	4.12%
Illinois	1,361	2.81%		$34,513,980.24	2.85%
Michigan	813	1.68%		$20,318,582.67	1.68%
Minnesota	699	1.44%		$17,588,543.63	1.45%
Wisconsin	677	1.40%		$16,624,938.91	1.37%
New Hampshire	653	1.35%		$15,813,021.84	1.30%
Indiana	579	1.20%		$14,519,484.20	1.20%
North Carolina	475	0.98%		$12,677,071.22	1.05%
Missouri	441	0.91%		$11,965,040.87	0.99%
Colorado	418	0.86%		$11,934,961.54	0.98%
Virginia	418	0.86%		$10,931,192.17	0.90%
Arizona	395	0.82%		$10,373,387.01	0.86%
Georgia	357	0.74%		$10,023,798.28	0.83%
Rhode Island	417	0.86%		$9,835,656.75	0.81%
Maryland	326	0.67%		$9,164,621.18	0.76%
Nebraska	355	0.73%		$8,969,211.65	0.74%
Maine	346	0.71%		$8,754,062.17	0.72%
South Carolina	325	0.67%		$8,559,475.03	0.71%
Washington	260	0.54%		$7,519,446.10	0.62%
Kentucky	261	0.54%		$7,167,687.85	0.59%
Tennessee	255	0.53%		$7,160,880.78	0.59%
Iowa	265	0.55%		$7,136,387.57	0.59%
Hawaii	184	0.38%		$4,613,296.57	0.38%
Utah	161	0.33%		$4,581,967.20	0.38%
Nevada	165	0.34%		$4,348,057.37	0.36%
Vermont	169	0.35%		$4,261,866.60	0.35%
West Virginia	153	0.32%		$4,145,722.05	0.34%
Delaware	170	0.35%		$4,106,828.87	0.34%
Louisiana	139	0.29%		$3,983,449.50	0.33%
Kansas	124	0.26%		$3,500,059.59	0.29%
Alabama	123	0.25%		$3,465,450.73	0.29%
Oregon	104	0.21%		$2,656,845.09	0.22%
North Dakota	89	0.18%		$2,498,209.96	0.21%
South Dakota	76	0.16%		$2,230,394.00	0.18%
Idaho	77	0.16%		$2,208,254.82	0.18%
Oklahoma	54	0.11%		$1,590,927.18	0.13%
Mississippi	47	0.10%		$1,353,619.36	0.11%
Montana	37	0.08%		$1,102,651.26	0.09%
New Mexico	35	0.07%		$1,074,023.18	0.09%
District of Columbia	34	0.07%		$808,302.18	0.07%
Arkansas	24	0.05%		$659,889.58	0.05%
Wyoming	9	0.02%		$260,771.92	0.02%
Alaska	2	0.00	%(3)	$63,888.14	0.01%

Total	48,416	100.00%		$1,212,135,507.43	100.00%

(1)	Based on the billing addresses of lessees.

(2)	Balances and percentages may not add to total due to rounding.

(3)	Less than 0.005% but greater than 0.000%.

Distribution of the Leases by Quarter of Maturity Date

Quarter of Maturity Date	Number of Leases	Percentage of Total Number of Leases(1)		Cutoff Date Securitization Value(1)	Percentage of Aggregate Cutoff Date Securitization Value(1)		Base Residual(1)	Percentage of Aggregate Base Residual(1)
2nd quarter 2023	449	0.93%		$8,991,994.80	0.74%		$7,856,562.45	0.90%
3rd quarter 2023	7,306	15.09%		$150,534,280.85	12.42%		$126,330,077.62	14.40%
4th quarter 2023	5,685	11.74%		$129,496,630.74	10.68%		$105,972,000.70	12.08%
1st quarter 2024	5,905	12.20%		$140,940,339.95	11.63%		$110,412,582.19	12.58%
2nd quarter 2024	5,250	10.84%		$136,312,033.69	11.25%		$101,468,987.95	11.56%
3rd quarter 2024	6,946	14.35%		$189,239,387.66	15.61%		$134,056,301.45	15.28%
4th quarter 2024	7,202	14.88%		$188,291,086.06	15.53%		$126,245,227.35	14.39%
1st quarter 2025	7,182	14.83%		$193,693,123.21	15.98%		$124,737,374.55	14.22%
2nd quarter 2025	791	1.63%		$24,895,871.67	2.05%		$15,198,724.30	1.73%
3rd quarter 2025	849	1.75%		$25,619,098.55	2.11%		$13,709,445.60	1.56%
4th quarter 2025	638	1.32%		$18,277,748.41	1.51%		$8,929,539.25	1.02%
1st quarter 2026	212	0.44%		$5,792,001.01	0.48%		$2,525,608.10	0.29%
2nd quarter 2026	1	0.00	%(2)	$51,910.83	0.00	%(2)	$18,454.55	0.00	%(2)

Total	48,416	100.00%		$1,212,135,507.43	100.00%		$877,460,886.06	100.00%

(1)	Balances and percentages may not add to total due to rounding.

(2)	Less than 0.005% but greater than 0.000%.

Lease Static Pool Statistics - 2023-A

Original Pool Characteristics as of the Cutoff Date

Number of Leases	52,483

Aggregate Securitization Value	$1,383,647,800.02

Base Residual	$981,707,421.72

Securitization Rate	7.00%

Weighted Average Original Term (Months)	37	(2)

Weighted Average Remaining Term (Months)	25	(2)

Seasoning (Months)(1)	12	(2)

Reserve Account Required Balance	$5,534,591.20

Range of FICO Scores	600 to 900

Weighted Average FICO Score(2)	763

Cutoff Date	December 31, 2022
Discounted Base Residual as a % of Securitization Value	61.39%
Base Residual as a % of MSRP	53.00%

Percentage of Securitization Value Financed through Nissan or Infiniti Dealers

Nissan	82.48%
Infiniti	17.52%

	Average		Minimum	Maximum
Securitization Value	$26,363.73		$8,621.21	$73,597.48
Base Residual	$18,705.25		$6,810.20	$52,309.00
Seasoning (Months)(1)	12	(2)	4	34
Remaining Term (Months)	25	(2)	14	44
Original Term (Months)	37	(2)	18	48

(1)	Seasoning refers to the number of months elapsed from origination of the leases to the Cutoff Date.

(2)	Weighted average by Securitization Value as of the Cutoff Date.

Distribution of the Leases by Vehicle Type

Vehicle Type	Number of Leases	Percentage of Total Number of Leases(1)	Cutoff Date Securitization Value(1)	Percentage of Aggregate Cutoff Date Securitization Value(1)
Rogue	13,098	24.96%	$331,854,077.57	23.98%
Altima	10,938	20.84%	$234,025,001.02	16.91%
Sentra	9,728	18.54%	$167,922,432.01	12.14%
Pathfinder	4,214	8.03%	$151,151,001.07	10.92%
Q50	3,517	6.70%	$112,700,105.85	8.15%
Frontier	3,260	6.21%	$109,316,093.75	7.90%
Murano	3,192	6.08%	$95,182,432.09	6.88%
QX60	2,124	4.05%	$91,479,907.90	6.61%
Q60	656	1.25%	$25,571,623.61	1.85%
Titan	437	0.83%	$17,130,387.10	1.24%
Armada	360	0.69%	$16,643,837.77	1.20%
Maxima	581	1.11%	$16,012,277.82	1.16%
QX80	256	0.49%	$12,619,502.71	0.91%
Kicks	122	0.23%	$2,039,119.75	0.15%

Total	52,483	100.00%	$1,383,647,800.02	100.00%

(1)	Balances and percentages may not add to total due to rounding.

Distribution of the Leases by Geographic Distribution

Geographic Distribution by Origination(1)	Number of Leases	Percentage of Total Number of Leases(2)	Cutoff Date Securitization Value(2)	Percentage of Aggregate Cutoff Date Securitization Value(2)
New York	8,654	16.49%	$222,112,808.31	16.05%
New Jersey	8,047	15.33%	$206,486,090.99	14.92%
Florida	4,702	8.96%	$121,460,332.10	8.78%
California	4,402	8.39%	$119,031,215.70	8.60%
Pennsylvania	3,547	6.76%	$89,162,358.38	6.44%
Texas	2,830	5.39%	$85,537,201.77	6.18%
Ohio	2,540	4.84%	$64,453,374.30	4.66%
Massachusetts	2,464	4.69%	$62,367,468.22	4.51%
Connecticut	2,404	4.58%	$60,427,024.99	4.37%
Illinois	1,417	2.70%	$38,009,418.72	2.75%
Michigan	820	1.56%	$22,401,962.17	1.62%
Minnesota	817	1.56%	$21,903,516.80	1.58%
Wisconsin	763	1.45%	$19,791,469.90	1.43%
New Hampshire	693	1.32%	$17,651,416.94	1.28%
North Carolina	590	1.12%	$15,690,845.17	1.13%
Colorado	486	0.93%	$14,493,853.12	1.05%
Indiana	536	1.02%	$14,271,421.58	1.03%
Missouri	466	0.89%	$13,232,253.74	0.96%
Georgia	431	0.82%	$12,607,651.51	0.91%
Maryland	407	0.78%	$12,225,345.46	0.88%
Virginia	414	0.79%	$11,864,315.43	0.86%
Arizona	422	0.80%	$11,825,173.00	0.85%
Rhode Island	464	0.88%	$11,155,443.19	0.81%
Nebraska	413	0.79%	$10,909,831.23	0.79%
Maine	387	0.74%	$10,017,415.93	0.72%
South Carolina	370	0.70%	$10,007,259.12	0.72%
Iowa	269	0.51%	$7,631,553.26	0.55%
Tennessee	271	0.52%	$7,612,036.19	0.55%
Kentucky	262	0.50%	$7,043,819.57	0.51%
Washington	208	0.40%	$6,053,868.94	0.44%
Hawaii	189	0.36%	$5,045,900.17	0.36%
Alabama	156	0.30%	$4,758,581.62	0.34%
Louisiana	152	0.29%	$4,553,759.98	0.33%
Nevada	166	0.32%	$4,491,800.21	0.32%
Delaware	163	0.31%	$4,249,789.57	0.31%
Vermont	162	0.31%	$4,088,307.78	0.30%
Kansas	140	0.27%	$3,912,606.89	0.28%
West Virginia	127	0.24%	$3,390,164.92	0.25%
Utah	109	0.21%	$3,206,016.80	0.23%
North Dakota	107	0.20%	$3,071,897.18	0.22%
Oregon	101	0.19%	$2,797,917.68	0.20%
Idaho	70	0.13%	$2,109,553.85	0.15%
South Dakota	64	0.12%	$1,852,281.48	0.13%
Mississippi	61	0.12%	$1,821,732.68	0.13%
Oklahoma	52	0.10%	$1,616,776.42	0.12%
District of Columbia	49	0.09%	$1,509,737.39	0.11%
Montana	42	0.08%	$1,300,618.80	0.09%
New Mexico	36	0.07%	$1,111,049.91	0.08%
Arkansas	22	0.04%	$709,565.72	0.05%
Wyoming	14	0.03%	$452,083.09	0.03%
Alaska	5	0.01%	$159,912.15	0.01%

Total	52,483	100.00%	$1,383,647,800.02	100.00%

(1)	Based on the billing addresses of lessees.

(2)	Balances and percentages may not add to total due to rounding.

Distribution of the Leases by Quarter of Maturity Date

Quarter of Maturity Date	Number of Leases	Percentage of Total Number of Leases(1)	Cutoff Date Securitization Value(1)	Percentage of Aggregate Cutoff Date Securitization Value(1)	Base Residual(1)	Percentage of Aggregate Base Residual(1)
1st quarter 2024	3,057	5.82%	$61,766,318.78	4.46%	$52,256,197.30	5.32%
2nd quarter 2024	8,845	16.85%	$204,264,474.34	14.76%	$170,265,289.82	17.34%
3rd quarter 2024	7,093	13.51%	$177,377,567.27	12.82%	$142,595,990.55	14.53%
4th quarter 2024	6,240	11.89%	$151,022,566.74	10.91%	$108,662,246.17	11.07%
1st quarter 2025	4,961	9.45%	$131,537,050.42	9.51%	$90,852,340.50	9.25%
2nd quarter 2025	8,837	16.84%	$255,758,656.85	18.48%	$173,362,140.18	17.66%
3rd quarter 2025	10,090	19.23%	$291,909,387.86	21.10%	$185,321,894.45	18.88%
4th quarter 2025	2,169	4.13%	$64,290,455.86	4.65%	$35,840,376.10	3.65%
1st quarter 2026	222	0.42%	$7,282,194.07	0.53%	$3,789,595.30	0.39%
2nd quarter 2026	400	0.76%	$14,592,387.86	1.05%	$7,332,405.85	0.75%
3rd quarter 2026	569	1.08%	$23,846,739.97	1.72%	$11,428,945.50	1.16%

Total	52,483	100.00%	$1,383,647,800.02	100.00%	$981,707,421.72	100.00%

(1)	Balances and percentages may not add to total due to rounding.

Lease Static Pool Statistics - 2023-B

Original Pool Characteristics as of the Cutoff Date

Number of Leases	40,232

Aggregate Securitization Value	$1,220,313,316.15

Base Residual	$852,574,963.18

Securitization Rate	7.00%

Weighted Average Original Term (Months)	35	(2)

Weighted Average Remaining Term (Months)	26	(2)

Seasoning (Months)(1)	9	(2)

Reserve Account Required Balance	$4,881,253.26

Range of FICO Scores	600 to 900

Weighted Average FICO Score(2)	767

Cutoff Date	June 30, 2023
Discounted Base Residual as a % of Securitization Value	60.12%
Base Residual as a % of MSRP	52.83%

Percentage of Securitization Value Financed through Nissan or Infiniti Dealers

Nissan	71.28%
Infiniti	28.72%

	Average		Minimum	Maximum
Securitization Value	$30,331.91		$10,887.20	$76,586.55
Base Residual	$21,191.46		$6,902.00	$54,498.00
Seasoning (Months)(1)	9	(2)	2	34
Remaining Term (Months)	26	(2)	14	46
Original Term (Months)	35	(2)	18	48

(1)	Seasoning refers to the number of months elapsed from origination of the leases to the Cutoff Date.

(2)	Weighted average by Securitization Value as of the Cutoff Date.

Distribution of the Leases by Vehicle Type

Vehicle Type	Number of Leases	Percentage of Total Number of Leases(1)	Cutoff Date Securitization Value(1)	Percentage of Aggregate Cutoff Date Securitization Value(1)
Rogue	13,288	33.03%	$323,253,021.13	26.49%
QX60	4,681	11.64%	$220,226,018.93	18.05%
Pathfinder	4,996	12.42%	$187,937,120.01	15.40%
Altima	5,516	13.71%	$128,849,801.88	10.56%
Frontier	2,323	5.77%	$81,134,436.36	6.65%
Q50	2,448	6.08%	$79,752,262.00	6.54%
Sentra	3,751	9.32%	$72,545,745.12	5.94%
Murano	1,406	3.49%	$45,069,870.89	3.69%
QX80	654	1.63%	$34,846,869.98	2.86%
Q60	402	1.00%	$15,647,112.73	1.28%
Armada	268	0.67%	$13,974,547.21	1.15%
Maxima	351	0.87%	$10,928,075.92	0.90%
Titan	144	0.36%	$6,088,046.55	0.50%
Kicks	4	0.01%	$60,387.44	0.00	%(2)

Total	40,232	100.00%	$1,220,313,316.15	100.00%

(1)	Balances and percentages may not add to total due to rounding.

(2)	Less than 0.005% but greater than 0.000%.

Distribution of the Leases by Geographic Distribution

Geographic Distribution by Origination(1)	Number of Leases	Percentage of Total Number of Leases(2)	Cutoff Date Securitization Value(2)	Percentage of Aggregate Cutoff Date Securitization Value(2)
New York	7,709	19.16%	$223,542,608.81	18.32%
Florida	5,084	12.64%	$157,856,366.94	12.94%
New Jersey	4,519	11.23%	$135,231,282.92	11.08%
California	3,120	7.76%	$99,145,591.44	8.12%
Texas	2,631	6.54%	$95,082,756.12	7.79%
Pennsylvania	2,332	5.80%	$65,758,189.05	5.39%
Massachusetts	1,730	4.30%	$48,263,805.98	3.96%
Ohio	1,651	4.10%	$45,942,280.71	3.76%
Connecticut	1,532	3.81%	$42,536,700.04	3.49%
Illinois	1,068	2.65%	$33,516,043.65	2.75%
Michigan	645	1.60%	$19,268,819.92	1.58%
Minnesota	561	1.39%	$16,290,926.79	1.33%
North Carolina	482	1.20%	$14,914,223.09	1.22%
Wisconsin	486	1.21%	$14,058,893.78	1.15%
Georgia	397	0.99%	$13,866,209.09	1.14%
New Hampshire	468	1.16%	$13,360,371.09	1.09%
Maryland	355	0.88%	$12,953,318.45	1.06%
Missouri	389	0.97%	$12,328,833.80	1.01%
Indiana	408	1.01%	$11,852,881.74	0.97%
Colorado	342	0.85%	$11,247,398.87	0.92%
Virginia	349	0.87%	$11,206,215.09	0.92%
Arizona	331	0.82%	$10,308,022.11	0.84%
Nebraska	325	0.81%	$9,405,591.33	0.77%
South Carolina	286	0.71%	$8,979,178.44	0.74%
Tennessee	268	0.67%	$8,745,599.94	0.72%
Maine	295	0.73%	$8,366,850.41	0.69%
Washington	234	0.58%	$7,538,055.67	0.62%
Kentucky	222	0.55%	$6,871,848.37	0.56%
Rhode Island	249	0.62%	$6,834,873.94	0.56%
Iowa	202	0.50%	$6,175,528.94	0.51%
Louisiana	130	0.32%	$4,419,997.86	0.36%
Nevada	137	0.34%	$4,281,451.79	0.35%
Hawaii	149	0.37%	$4,216,596.38	0.35%
Alabama	113	0.28%	$3,977,834.55	0.33%
Delaware	116	0.29%	$3,398,150.10	0.28%
Vermont	120	0.30%	$3,290,186.70	0.27%
Kansas	110	0.27%	$3,159,136.73	0.26%
Utah	97	0.24%	$3,146,086.80	0.26%
West Virginia	103	0.26%	$3,136,952.47	0.26%
North Dakota	80	0.20%	$2,396,335.88	0.20%
Mississippi	64	0.16%	$2,249,257.96	0.18%
South Dakota	59	0.15%	$1,897,421.23	0.16%
Oklahoma	50	0.12%	$1,723,849.38	0.14%
Oregon	58	0.14%	$1,552,207.37	0.13%
Idaho	49	0.12%	$1,498,614.37	0.12%
District of Columbia	34	0.08%	$1,233,969.94	0.10%
Arkansas	27	0.07%	$1,031,608.24	0.08%
Montana	31	0.08%	$997,983.51	0.08%
New Mexico	21	0.05%	$763,138.50	0.06%
Wyoming	10	0.02%	$372,340.33	0.03%
Alaska	4	0.01%	$120,929.54	0.01%

Total	40,232	100.00%	$1,220,313,316.15	100.00%

(1)	Based on the billing addresses of lessees.

(2)	Balances and percentages may not add to total due to rounding.

Distribution of the Leases by Quarter of Maturity Date

Quarter of Maturity Date	Number of Leases	Percentage of Total Number of Leases(1)	Cutoff Date Securitization Value(1)	Percentage of Aggregate Cutoff Date Securitization Value(1)	Base Residual(1)	Percentage of Aggregate Base Residual(1)
3rd quarter 2024	6,398	15.90%	$159,119,795.93	13.04%	$132,911,288.40	15.59%
4th quarter 2024	5,615	13.96%	$150,259,938.74	12.31%	$122,310,154.20	14.35%
1st quarter 2025	3,233	8.04%	$93,067,638.55	7.63%	$72,243,026.38	8.47%
2nd quarter 2025	3,489	8.67%	$98,765,950.11	8.09%	$71,548,786.45	8.39%
3rd quarter 2025	2,443	6.07%	$68,597,841.99	5.62%	$44,690,540.00	5.24%
4th quarter 2025	6,733	16.74%	$208,525,328.06	17.09%	$135,659,068.00	15.91%
1st quarter 2026	7,936	19.73%	$275,630,629.64	22.59%	$176,718,027.70	20.73%
2nd quarter 2026	3,119	7.75%	$111,428,546.92	9.13%	$70,197,442.70	8.23%
3rd quarter 2026	230	0.57%	$10,006,702.16	0.82%	$5,135,801.65	0.60%
4th quarter 2026	620	1.54%	$25,630,740.45	2.10%	$12,357,815.25	1.45%
1st quarter 2027	315	0.78%	$14,731,022.36	1.21%	$6,749,875.65	0.79%
2nd quarter 2027	101	0.25%	$4,549,181.24	0.37%	$2,053,136.80	0.24%

Total	40,232	100.00%	$1,220,313,316.15	100.00%	$852,574,963.18	100.00%

(1)	Balances and percentages may not add to total due to rounding.

Lease Static Pool Statistics - 2024-A

Original Pool Characteristics as of the Cutoff Date

Number of Leases	49,776

Aggregate Securitization Value	$1,560,158,172.56

Base Residual	$1,056,007,904.87

Securitization Rate	7.00%

Weighted Average Original Term (Months)	36	(2)

Weighted Average Remaining Term (Months)	29	(2)

Seasoning (Months)(1)	7	(2)
Reserve Account Required Balance	$6,240,632.69

Range of FICO Scores	600 to 900

Weighted Average FICO Score(2)	767

Cutoff Date	December 31, 2023
Discounted Base Residual as a % of Securitization Value	57.05%
Base Residual as a % of MSRP	52.90%

Percentage of Securitization Value Financed through Nissan or Infiniti Dealers

Nissan	74.97%
Infiniti	25.03%

	Average		Minimum	Maximum
Securitization Value	$31,343.58		$14,311.10	$94,482.33
Base Residual	$21,215.20		$9,761.20	$56,303.00
Seasoning (Months)(1)	7	(2)	2	34
Remaining Term (Months)	29	(2)	14	46
Original Term (Months)	36	(2)	18	48

(1)	Seasoning refers to the number of months elapsed from origination of the leases to the Cutoff Date.

(2)	Weighted average by Securitization Value as of the Cutoff Date.

Distribution of the Leases by Vehicle Type

Vehicle Type	Number of Leases	Percentage of Total Number of Leases(1)	Cutoff Date Securitization Value(1)	Percentage of Aggregate Cutoff Date Securitization Value(1)
Rogue	17,631	35.42%	$468,699,541.21	30.04%
QX60	5,654	11.36%	$262,835,904.26	16.85%
Altima	8,487	17.05%	$211,072,988.31	13.53%
Pathfinder	5,316	10.68%	$202,818,280.05	13.00%
Sentra	4,830	9.70%	$103,679,788.75	6.65%
Frontier	2,617	5.26%	$96,994,016.52	6.22%
Q50	1,966	3.95%	$71,038,720.22	4.55%
Murano	1,737	3.49%	$58,340,843.76	3.74%
QX80	775	1.56%	$51,271,532.52	3.29%
Armada	308	0.62%	$16,121,354.60	1.03%
Maxima	265	0.53%	$8,729,113.72	0.56%
Q60	122	0.25%	$5,317,368.00	0.34%
Titan	68	0.14%	$3,238,720.64	0.21%

Total	49,776	100.00%	$1,560,158,172.56	100.00%

(1)	Balances and percentages may not add to total due to rounding.

Distribution of the Leases by Geographic Distribution

Geographic Distribution by Origination(1)	Number of Leases	Percentage of Total Number of Leases(2)	Cutoff Date Securitization Value(2)	Percentage of Aggregate Cutoff Date Securitization Value(2)
New York	11,133	22.37%	$335,480,045.62	21.50%
New Jersey	6,202	12.46%	$191,385,716.02	12.27%
Florida	5,495	11.04%	$176,327,420.72	11.30%
California	3,653	7.34%	$115,540,240.41	7.41%
Texas	2,747	5.52%	$106,173,061.85	6.81%
Pennsylvania	2,963	5.95%	$86,057,068.90	5.52%
Ohio	2,221	4.46%	$66,920,969.09	4.29%
Massachusetts	2,061	4.14%	$60,727,893.33	3.89%
Connecticut	1,951	3.92%	$56,389,388.52	3.61%
Illinois	1,258	2.53%	$39,599,537.92	2.54%
Michigan	746	1.50%	$23,092,987.63	1.48%
Minnesota	738	1.48%	$22,499,510.40	1.44%
Wisconsin	598	1.20%	$17,963,922.99	1.15%
Georgia	471	0.95%	$17,403,311.21	1.12%
Indiana	527	1.06%	$16,344,357.63	1.05%
North Carolina	486	0.98%	$15,954,014.42	1.02%
New Hampshire	510	1.02%	$15,395,312.70	0.99%
Maryland	386	0.78%	$14,995,456.89	0.96%
Missouri	424	0.85%	$13,668,157.75	0.88%
Colorado	402	0.81%	$13,630,069.38	0.87%
Virginia	380	0.76%	$12,322,013.81	0.79%
Arizona	378	0.76%	$12,218,255.28	0.78%
Nebraska	356	0.72%	$10,579,413.34	0.68%
Tennessee	296	0.59%	$10,046,445.95	0.64%
Maine	332	0.67%	$9,953,122.35	0.64%
South Carolina	294	0.59%	$9,880,910.99	0.63%
Kentucky	266	0.53%	$8,541,231.22	0.55%
Rhode Island	283	0.57%	$8,413,121.97	0.54%
Iowa	234	0.47%	$7,505,646.18	0.48%
Washington	209	0.42%	$7,091,799.92	0.45%
Vermont	169	0.34%	$5,189,332.18	0.33%
Louisiana	136	0.27%	$5,055,828.32	0.32%
Nevada	153	0.31%	$4,815,556.84	0.31%
Delaware	155	0.31%	$4,630,747.35	0.30%
West Virginia	145	0.29%	$4,544,420.98	0.29%
North Dakota	131	0.26%	$4,036,249.68	0.26%
Alabama	103	0.21%	$3,938,124.76	0.25%
Utah	118	0.24%	$3,921,915.49	0.25%
Hawaii	117	0.24%	$3,490,584.74	0.22%
Kansas	102	0.20%	$3,074,125.87	0.20%
Mississippi	73	0.15%	$2,674,621.95	0.17%
South Dakota	72	0.14%	$2,304,044.47	0.15%
Oregon	72	0.14%	$2,248,823.17	0.14%
Idaho	64	0.13%	$2,014,570.22	0.13%
Oklahoma	46	0.09%	$1,745,891.38	0.11%
District of Columbia	41	0.08%	$1,602,340.62	0.10%
Montana	28	0.06%	$885,420.58	0.06%
New Mexico	22	0.04%	$851,774.30	0.05%
Arkansas	17	0.03%	$638,192.60	0.04%
Wyoming	9	0.02%	$299,500.86	0.02%
Alaska	3	0.01%	$95,701.81	0.01%

Total	49,776	100.00%	$1,560,158,172.56	100.00%

(1)	Based on the billing addresses of lessees.

(2)	Balances and percentages may not add to total due to rounding.

Distribution of the Leases by Quarter of Maturity Date

Quarter of Maturity Date	Number of Leases	Percentage of Total Number of Leases(1)	Cutoff Date Securitization Value(1)	Percentage of Aggregate Cutoff Date Securitization Value(1)	Base Residual(1)	Percentage of Aggregate Base Residual(1)
1st quarter 2025	337	0.68%	$8,732,829.94	0.56%	$6,993,456.90	0.66%
2nd quarter 2025	1,610	3.23%	$50,823,701.21	3.26%	$43,291,132.20	4.10%
3rd quarter 2025	512	1.03%	$15,619,101.74	1.00%	$11,945,938.35	1.13%
4th quarter 2025	5,227	10.50%	$137,928,476.59	8.84%	$101,221,781.85	9.59%
1st quarter 2026	5,461	10.97%	$149,324,613.53	9.57%	$104,857,719.40	9.93%
2nd quarter 2026	15,236	30.61%	$468,021,021.08	30.00%	$321,906,741.85	30.48%
3rd quarter 2026	10,937	21.97%	$356,501,222.39	22.85%	$232,784,541.37	22.04%
4th quarter 2026	9,648	19.38%	$333,235,777.13	21.36%	$214,155,139.55	20.28%
1st quarter 2027	83	0.17%	$4,766,589.95	0.31%	$2,388,890.20	0.23%
2nd quarter 2027	321	0.64%	$15,185,436.92	0.97%	$7,374,296.30	0.70%
3rd quarter 2027	248	0.50%	$11,959,980.56	0.77%	$5,479,780.15	0.52%
4th quarter 2027	156	0.31%	$8,059,421.52	0.52%	$3,608,486.75	0.34%

Total	49,776	100.00%	$1,560,158,172.56	100.00%	$1,056,007,904.87	100.00%

(1)	Balances and percentages may not add to total due to rounding.

Offering Type Transaction	Public 2024-A	Public 2023-B	Public 2023-A	Public 2022-A	Public 2021-A	Public 2020-B	Public 2020-A	Public 2019-B	Public 2019-A

Aggregate Securitization Value	$1,560,158,173	$1,220,313,316	$1,383,647,800	$1,212,135,507	$1,197,605,445	$1,526,947,713	$1,506,039,779	$1,506,024,097	$1,506,027,540

Aggregate Base Residual	$1,056,007,905	$852,574,963	$981,707,422	$877,460,886	$858,511,053	$1,061,437,543	$1,033,306,050	$1,025,276,675	$1,012,381,739

Weighted Average(1)

Remaining Term (months)	29	26	25	25	24	25	25	25	25

Original Term (months)	36	35	37	37	37	37	36	37	37

Seasoning (months)(2)(5)	7	9	12	12	13	11	11	12	12

Base Residual as a % of Initial Securitization Value	67.69%	69.87%	70.95%	72.39%	71.69%	69.51%	68.61%	68.08%	67.22%

Original Lease Term(3)

1-23 months	1.01%	4.14%	0.04%	N/A	N/A	N/A	N/A	N/A	N/A

24-36 months	95.19%	79.21%	73.64%	76.41%	74.41%	80.78%	83.43%	77.15%	78.54%

37-42 months	1.02%	7.21%	13.07%	14.22%	15.42%	14.16%	15.90%	22.79%	21.20%

43-48 months	2.78%	9.44%	13.26%	9.35%	10.15%	5.06%	0.66%	0.03%	0.05%

49-60 months	N/A	N/A	N/A	0.02%	0.01%	0.01%	0.02%	0.03%	0.22%

Top 5 Models(3)

Altima	13.53%	10.56%	16.91%	12.78%	11.28%	11.53%	16.99%	11.45%	12.03%

Pathfinder	13.00%	15.40%	10.92%	10.24%	9.05%	10.34%	7.51%	N/A	9.76%

Murano	N/A	N/A	N/A	N/A	9.78%	12.06%	15.28%	12.11%	12.26%

Sentra	6.65%	N/A	12.14%	13.96%	18.99%	17.97%	11.41%	13.04%	11.81%

Frontier	N/A	6.65%	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Rogue	30.04%	26.49%	23.98%	19.15%	17.14%	20.95%	17.87%	19.54%	16.52%

Q50	N/A	N/A	8.15%	10.00%	N/A	N/A	N/A	N/A	N/A

QX60	16.85%	18.05%	N/A	N/A	N/A	N/A	N/A	10.56%	N/A

Top 3 States(3)

New York	21.50%	18.32%	16.05%	14.95%	15.46%	14.75%	16.74%	14.55%	N/A

New Jersey	12.27%	11.08%	14.92%	12.26%	15.10%	14.37%	15.49%	N/A	N/A

Florida	11.30%	12.94%	8.78%	11.94%	11.61%	10.89%	11.21%	14.38%	11.62%

California	N/A	N/A	N/A	N/A	N/A	N/A	N/A	9.10%	11.60%

Texas	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	7.26%

Weighted Average Credit Score(1)(4)	767	767	763	762	759	760	759	759	758

Range of Credit Scores(4)	900-600	900-600	900-600	900-600	900-600	900-600	900-600	900-600	900-600

(1)	Weighted average by Securitization Value as of the Cutoff Date.

(2)	Seasoning refers to the number of months elapsed from origination of the leases to the Cutoff Date.

(3)	Percentage by Securitization Value as of the Cutoff Date.

(4)	From September 1996 through October 2001, NMAC utilized its own statistically derived empirical credit scoring process. In October of 2001, NMAC switched to FICO Scores.

(5)	For 2020-B, the seasoning and weighted average remaining term may not add up to the weighted average original term due to rounding.

LEASE SECURITIZATION 2019-A

Pool Factor Based on Prepayment Assumptions versus Actual Pool Factor(1)(2)

1.000000
0.900000
0.800000
0.700000
0.600000
0.500000
0.400000
0.300000
0.200000
0.100000
-
1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 29 30
(Number of months since closing)
2019-A Prepayment Assumption
2019-A Pool Factor

1)	Prepayment assumption based on 75% prepayment speed. For more information regarding the prepayment assumption model, you should refer to “Weighted Average Life of the Notes” in this prospectus.

2)

The “Pool Factor” is a percentage for each month indicating the aggregate Securitization Value of the leases and leased vehicles at the end of each month as a fraction of the initial aggregate Securitization Value of the leases and leased vehicles as of the Cutoff Date.

LEASE SECURITIZATION 2019-B

Pool Factor Based on Prepayment Assumptions versus Actual Pool Factor(1)(2)

1.000000
0.900000
0.800000
0.700000
0.600000
0.500000
0.400000
0.300000
0.200000
0.100000
-
1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 29
(Number of months since closing)
2019-B Prepayment Assumption
2019-B Pool Factor

1)	Prepayment assumption based on 75% prepayment speed. For more information regarding the prepayment assumption model, you should refer to “Weighted Average Life of the Notes” in this prospectus.

2)

The “Pool Factor” is a percentage for each month indicating the aggregate Securitization Value of the leases and leased vehicles at the end of each month as a fraction of the initial aggregate Securitization Value of the leases and leased vehicles as of the Cutoff Date.

LEASE SECURITIZATION 2020-A

Pool Factor Based on Prepayment Assumptions versus Actual Pool Factor(1)(2)

1.000000
0.900000
0.800000
0.700000
0.600000
0.500000
0.400000
0.300000
0.200000
0.100000
-
1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 29 30
(Number of months since closing)
2020-A Prepayment Assumption
2020-A Pool Factor

1)	Prepayment assumption based on 75% prepayment speed. For more information regarding the prepayment assumption model, you should refer to “Weighted Average Life of the Notes” in this prospectus.

2)

The “Pool Factor” is a percentage for each month indicating the aggregate Securitization Value of the leases and leased vehicles at the end of each month as a fraction of the initial aggregate Securitization Value of the leases and leased vehicles as of the Cutoff Date.

LEASE SECURITIZATION 2020-B

Pool Factor Based on Prepayment Assumptions versus Actual Pool Factor(1)(2)

1.000000
0.900000
0.800000
0.700000
0.600000
0.500000
0.400000
0.300000
0.200000
0.100000
-
1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 29 30
(Number of months since closing)
2020-B Prepayment Assumption
2020-B Pool Factor

1)	Prepayment assumption based on 75% prepayment speed. For more information regarding the prepayment assumption model, you should refer to “Weighted Average Life of the Notes” in this prospectus.

2)

The “Pool Factor” is a percentage for each month indicating the aggregate Securitization Value of the leases and leased vehicles at the end of each month as a fraction of the initial aggregate Securitization Value of the leases and leased vehicles as of the Cutoff Date.

LEASE SECURITIZATION 2021-A

Pool Factor Based on Prepayment Assumptions versus Actual Pool Factor(1)(2)

1.000000
0.900000
0.800000
0.700000
0.600000
0.500000
0.400000
0.300000
0.200000
0.100000
-
1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 29 30
(Number of months since closing)
2021-A Prepayment Assumption
2021-A Pool Factor

1)	Prepayment assumption based on 75% prepayment speed. For more information regarding the prepayment assumption model, you should refer to “Weighted Average Life of the Notes” in this prospectus.

2)

The “Pool Factor” is a percentage for each month indicating the aggregate Securitization Value of the leases and leased vehicles at the end of each month as a fraction of the initial aggregate Securitization Value of the leases and leased vehicles as of the Cutoff Date.

LEASE SECURITIZATION 2022-A

Pool Factor Based on Prepayment Assumptions versus Actual Pool Factor(1)(2)

1.000000
0.900000
0.800000
0.700000
0.600000
0.500000
0.400000
0.300000
0.200000
0.100000
-
1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 29 30
(Number of months since closing)
2022-A Prepayment Assumption
2022-A Pool Factor

1)	Prepayment assumption based on 75% prepayment speed. For more information regarding the prepayment assumption model, you should refer to “Weighted Average Life of the Notes” in this prospectus.

2)

The “Pool Factor” is a percentage for each month indicating the aggregate Securitization Value of the leases and leased vehicles at the end of each month as a fraction of the initial aggregate Securitization Value of the leases and leased vehicles as of the Cutoff Date.

LEASE SECURITIZATION 2023-A

Pool Factor Based on Prepayment Assumptions versus Actual Pool Factor(1)(2)

1.000000
0.900000
0.800000
0.700000
0.600000
0.500000
0.400000
0.300000
0.200000
0.100000
-
1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 29 30
(Number of months since closing)
2023-A Prepayment Assumption
2023-A Pool Factor

1)	Prepayment assumption based on 75% prepayment speed. For more information regarding the prepayment assumption model, you should refer to “Weighted Average Life of the Notes” in this prospectus.

2)

The “Pool Factor” is a percentage for each month indicating the aggregate Securitization Value of the leases and leased vehicles at the end of each month as a fraction of the initial aggregate Securitization Value of the leases and leased vehicles as of the Cutoff Date.

LEASE SECURITIZATION 2023-B

Pool Factor Based on Prepayment Assumptions versus Actual Pool Factor(1)(2)

1.000000
0.900000
0.800000
0.700000
0.600000
0.500000
0.400000
0.300000
0.200000
0.100000
-
1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 29 30
(Number of months since closing)
2023-B Prepayment Assumption
2023-B Pool Factor

1)	Prepayment assumption based on 75% prepayment speed. For more information regarding the prepayment assumption model, you should refer to “Weighted Average Life of the Notes” in this prospectus.

2)

The “Pool Factor” is a percentage for each month indicating the aggregate Securitization Value of the leases and leased vehicles at the end of each month as a fraction of the initial aggregate Securitization Value of the leases and leased vehicles as of the Cutoff Date.

LEASE SECURITIZATION 2024-A

Pool Factor Based on Prepayment Assumptions versus Actual Pool Factor(1)(2)

1.000000
0.900000
0.800000
0.700000
0.600000
0.500000
0.400000
0.300000
0.200000
0.100000
-
1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 29 30
(Number of months since closing)
2024-A Prepayment Assumption
2024-A Pool Factor

1)	Prepayment assumption based on 75% prepayment speed. For more information regarding the prepayment assumption model, you should refer to “Weighted Average Life of the Notes” in this prospectus.

2)

The “Pool Factor” is a percentage for each month indicating the aggregate Securitization Value of the leases and leased vehicles at the end of each month as a fraction of the initial aggregate Securitization Value of the leases and leased vehicles as of the Cutoff Date.

Servicer Advances

The chart below shows the amounts advanced by NMAC relative to the total amount of collections received by NMAC on its prior lease securitized portfolios.

Advances as a Percentage of Total Collections

Delinquency Experience

Set forth below is delinquency information relating to NMAC’s securitized portfolios of leases for prior transactions presented on a monthly basis.

60+ Days Delinquency as a Percentage of Outstanding Aggregate Securitization Value(1)(2)

0.01
0.008
0.006
0.004
0.002
0
1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 29 30 31
2019-A 60+
2019-B 60+
2020-A 60+
2020-B 60+
2021-A 60+
2022-A 60+
2023-A 60+
2023-B 60+
2024-A 60+

1)	Percentage based on outstanding securitization value of the delinquent leases, divided by outstanding aggregate securitization value of all leases.

2)

Investors are encouraged to carefully review the information set forth under “Historical Pool Performance” beginning on page B-1 of this prospectus which contains the underlying historical data used in preparing the above graph. Pool characteristics will vary from series to series and investors are encouraged to carefully review the characteristics of the leases for each of the series represented in the above graph beginning on page A-1 of this prospectus under “— Characteristics of the Leases.” Performance may also vary from series to series, and there can be no assurance that the performance of the prior series will correspond to or be an accurate predictor of the performance of the leases.

Credit Loss Experience

Set forth below is credit loss information relating to NMAC’s securitized portfolios of leases for prior transactions presented on a monthly basis.

Cumulative Net Credit Losses as a Percentage of Original Aggregate Securitization Value(1)

(1)	Net losses are calculated based on gross losses, less the amount of recoveries received for each repossessed or charged-off vehicle.

Residual Value Loss Experience

Set forth below is residual value loss information relating to NMAC’s securitized portfolios of leases for prior transactions presented on a monthly basis.

Cumulative Residual Value Losses as a Percentage of Original Aggregate Securitization Value(1)

(1)	Residual value losses exclude repossessions, vehicles in inventory and NMAC Residual Percentage of less.

APPENDIX B

HISTORICAL POOL PERFORMANCE

[The information in Appendix B will be presented in tabular format.]

2019-A Static Pool Data

	Apr-19	May-19	Jun-19	Jul-19	Aug-19	Sep-19
Prepayment Assumption
Class A-1	175,000,000.00	146,475,000.00	117,565,000.00	88,270,000.00	58,642,500.00	28,665,000.00
Class A-2a	530,000,000.00	530,000,000.00	530,000,000.00	530,000,000.00	530,000,000.00	530,000,000.00
Class A-2b	0.00	0.00	0.00	0.00	0.00	0.00
Class A-3	437,000,000.00	437,000,000.00	437,000,000.00	437,000,000.00	437,000,000.00	437,000,000.00
Class A-4	108,000,000.00	108,000,000.00	108,000,000.00	108,000,000.00	108,000,000.00	108,000,000.00
Overcollateralization	256,027,540.24	256,027,540.24	256,027,540.24	256,027,540.24	256,027,540.24	256,027,540.24

	1,506,027,540.24	1,477,502,540.24	1,448,592,540.24	1,419,297,540.24	1,389,670,040.24	1,359,692,540.24
2019-A Prepayment Assumption	1.000000	0.981059	0.961863	0.942411	0.922739	0.902834
Actual prepayment
Class A-1	175,000,000.00	150,995,468.78	125,614,510.26	99,637,377.38	71,763,283.17	44,016,882.59
Class A-2a	530,000,000.00	530,000,000.00	530,000,000.00	530,000,000.00	530,000,000.00	530,000,000.00
Class A-2b	0.00	0.00	0.00	0.00	0.00	0.00
Class A-3	437,000,000.00	437,000,000.00	437,000,000.00	437,000,000.00	437,000,000.00	437,000,000.00
Class A-4	108,000,000.00	108,000,000.00	108,000,000.00	108,000,000.00	108,000,000.00	108,000,000.00
Overcollateralization	256,027,540.24	256,027,540.24	256,027,540.24	256,027,540.24	256,027,540.24	256,027,540.24

	1,506,027,540.24	1,482,023,009.02	1,456,642,050.50	1,430,664,917.62	1,402,790,823.41	1,375,044,422.83
2019-A Pool Factor	1.000000	0.984061	0.967208	0.949959	0.931451	0.913027
Monthly Residual Losses	(57,320.35)	(59,912.73)	(72,473.36)	(108,512.84)	(84,249.49)	(15,058.83)
2019-A Cumulative Residual Losses	(57,320.35)	(117,233.08)	(189,706.44)	(298,219.28)	(382,468.77)	(397,527.60)
2019-A Residual Losses (as a % of Original Pool Balance)	0.004%	0.008%	0.013%	0.020%	0.025%	0.026%
Monthly Net Credit Losses	(39,376.49)	(22,130.52)	136,256.25	(215,238.70)	(103,144.56)	(167,239.52)
2019-A Cumulative Net Credit Losses	(39,376.49)	(61,507.01)	74,749.24	(140,489.46)	(243,634.02)	(410,873.54)
2019-A Net Credit Losses (as a % of Original Pool Balance)	0.0026%	0.0041%	(0.0050%)	0.0093%	0.0162%	0.0273%
Delinquencies ($)
31-60	3,629,751.14	3,762,307.98	4,961,146.42	6,128,363.00	5,850,832.35	6,327,267.83
61-90	0.00	749,163.79	1,005,445.20	1,103,365.74	2,170,978.52	1,252,119.53
91-120+	0.00	0.00	362,944.42	485,475.46	470,155.62	905,211.72

Total	3,629,751.14	4,511,471.77	6,329,536.04	7,717,204.20	8,491,966.49	8,484,599.08

	Apr-19	May-19	Jun-19	Jul-19	Aug-19	Sep-19
Delinquencies (%)
31-60	0.24%	0.25%	0.34%	0.43%	0.42%	0.46%
61-90	0.00%	0.05%	0.07%	0.08%	0.15%	0.09%
91-120+	0.00%	0.00%	0.02%	0.03%	0.03%	0.07%

Total	0.24%	0.30%	0.43%	0.54%	0.61%	0.62%
2019-A 60+	0.00%	0.05%	0.09%	0.11%	0.19%	0.16%
Delinquencies (units)
31-60	178	178	243	301	295	324
61-90	0	40	49	57	109	68
91-120+	0	0	19	25	23	45

Total	178	218	311	383	427	437
Residual Advances
Beginning Balance of Residual Advance	0.00	612,795.68	1,063,881.79	1,036,992.17	1,562,337.21	1,295,892.47
Reimbursement of Outstanding Advance	0.00	446,174.22	796,518.94	611,803.70	1,074,148.88	777,867.18
Additional Advance for Current Period	612,795.68	897,260.33	769,629.32	1,137,148.74	807,704.14	1,560,476.71

Ending Residual Advances	612,795.68	1,063,881.79	1,036,992.17	1,562,337.21	1,295,892.47	2,078,502.00
Payment Advances
Beginning Balance of Payment Advance	0.00	1,582,669.95	1,586,012.04	2,108,684.34	1,823,847.77	1,947,927.44
Reimbursement of Outstanding Payment Advance	0.00	580,008.91	435,033.38	845,056.42	597,029.95	640,516.96
Additional Payment Advance for Current Period	1,582,669.95	583,351.00	957,705.68	560,219.85	721,109.62	687,653.09

Ending Balance of Payment Advance	1,582,669.95	1,586,012.04	2,108,684.34	1,823,847.77	1,947,927.44	1,995,063.57
Total Collections	35,474,838.47	36,698,614.57	35,938,131.86	39,561,448.45	39,296,825.88	39,855,758.12
2019-A
Total Advances as a % of Total Collections	6.189%	4.035%	4.806%	4.290%	3.890%	5.641%

	Oct-19	Nov-19	Dec-19	Jan-20	Feb-20	Mar-20
Prepayment Assumption
Class A-1	0.00	0.00	0.00	0.00	0.00	0.00
Class A-2a	528,357,000.00	497,723,000.00	466,824,000.00	435,607,000.00	404,125,000.00	372,378,000.00
Class A-2b	0.00	0.00	0.00	0.00	0.00	0.00
Class A-3	437,000,000.00	437,000,000.00	437,000,000.00	437,000,000.00	437,000,000.00	437,000,000.00
Class A-4	108,000,000.00	108,000,000.00	108,000,000.00	108,000,000.00	108,000,000.00	108,000,000.00
Overcollateralization	256,027,540.24	256,027,540.24	256,027,540.24	256,027,540.24	256,027,540.24	256,027,540.24

	1,329,384,540.24	1,298,750,540.24	1,267,851,540.24	1,236,634,540.24	1,205,152,540.24	1,173,405,540.24
2019-A Prepayment Assumption	0.882709	0.862368	0.841851	0.821123	0.800219	0.779139
Actual prepayment
Class A-1	14,822,806.32	0.00	0.00	0.00	0.00	0.00
Class A-2a	530,000,000.00	514,199,189.07	484,675,610.16	454,178,556.09	418,961,924.79	382,446,249.86
Class A-2b	0.00	0.00	0.00	0.00	0.00	0.00
Class A-3	437,000,000.00	437,000,000.00	437,000,000.00	437,000,000.00	437,000,000.00	437,000,000.00
Class A-4	108,000,000.00	108,000,000.00	108,000,000.00	108,000,000.00	108,000,000.00	108,000,000.00
Overcollateralization	256,027,540.24	256,027,540.24	256,027,540.24	256,027,540.24	256,027,540.24	256,027,540.24

	1,345,850,346.56	1,315,226,729.31	1,285,703,150.40	1,255,206,096.33	1,219,989,465.03	1,183,473,790.10
2019-A Pool Factor	0.893643	0.873309	0.853705	0.833455	0.810071	0.785825
Monthly Residual Losses	(173,245.40)	(145,921.43)	(16,555.22)	7,875.08	178,793.26	527,027.81
2019-A Cumulative Residual Losses	(570,773.00)	(716,694.43)	(733,249.65)	(725,374.57)	(546,581.31)	(19,553.50)
2019-A Residual Losses (as a % of Original Pool Balance)	0.038%	0.048%	0.049%	0.048%	0.036%	0.001%
Monthly Net Credit Losses	(385,898.30)	(19,903.57)	128,457.41	(264,447.09)	104,141.31	(114,926.68)
2019-A Cumulative Net Credit Losses	(796,771.84)	(816,675.41)	(688,218.00)	(952,665.09)	(848,523.78)	(963,450.46)
2019-A Net Credit Losses (as a % of Original Pool Balance)	0.0529%	0.0542%	0.0457%	0.0633%	0.0563%	0.0640%
Delinquencies ($)
31-60	6,279,529.26	6,635,078.00	7,051,767.39	5,172,374.96	5,509,394.41	5,978,440.83
61-90	1,181,765.55	1,565,950.84	1,351,340.70	2,334,817.95	1,447,619.91	1,256,955.56
91-120+	669,602.97	522,789.94	1,130,826.78	589,594.09	880,388.94	753,588.39

Total	8,130,897.78	8,723,818.78	9,533,934.87	8,096,787.00	7,837,403.26	7,988,984.78

	Oct-19	Nov-19	Dec-19	Jan-20	Feb-20	Mar-20
Delinquencies (%)
31-60	0.47%	0.50%	0.55%	0.41%	0.45%	0.51%
61-90	0.09%	0.12%	0.11%	0.19%	0.12%	0.11%
91-120+	0.05%	0.04%	0.09%	0.05%	0.07%	0.06%

Total	0.60%	0.66%	0.74%	0.65%	0.64%	0.68%
2019-A 60+	0.14%	0.16%	0.19%	0.23%	0.19%	0.17%
Delinquencies (units)
31-60	323	354	376	292	307	338
61-90	62	79	74	125	77	74
91-120+	39	29	57	31	46	38

Total	424	462	507	448	430	450
Residual Advances
Beginning Balance of Residual Advance	2,078,502.00	2,717,130.37	3,220,721.37	5,819,925.23	7,386,443.91	7,365,140.10
Reimbursement of Outstanding Advance	1,474,857.68	1,718,708.71	1,884,205.67	3,839,083.10	5,359,692.97	4,550,368.83
Additional Advance for Current Period	2,113,486.05	2,222,299.71	4,483,409.53	5,405,601.78	5,338,389.16	11,335,080.27

Ending Residual Advances	2,717,130.37	3,220,721.37	5,819,925.23	7,386,443.91	7,365,140.10	14,149,851.54
Payment Advances
Beginning Balance of Payment Advance	1,995,063.57	1,868,149.20	2,218,121.84	2,040,406.35	1,762,227.01	2,098,000.57
Reimbursement of Outstanding Payment Advance	706,631.19	555,162.05	808,404.06	817,756.99	546,991.52	889,480.52
Additional Payment Advance for Current Period	579,716.82	905,134.69	630,688.57	539,577.65	882,765.08	651,580.54

Ending Balance of Payment Advance	1,868,149.20	2,218,121.84	2,040,406.35	1,762,227.01	2,098,000.57	1,860,100.59
Total Collections	42,135,510.03	40,651,555.47	43,187,476.51	50,030,042.94	51,949,314.31	57,669,887.19
2019-A
Total Advances as a % of Total Collections	6.392%	7.693%	11.842%	11.883%	11.975%	20.785%

	Apr-20	May-20	Jun-20	Jul-20	Aug-20	Sep-20
Prepayment Assumption
Class A-1	0.00	0.00	0.00	0.00	0.00	0.00
Class A-2a	340,419,000.00	297,648,000.00	234,101,000.00	172,568,000.00	112,678,000.00	54,272,000.00
Class A-2b	0.00	0.00	0.00	0.00	0.00	0.00
Class A-3	437,000,000.00	437,000,000.00	437,000,000.00	437,000,000.00	437,000,000.00	437,000,000.00
Class A-4	108,000,000.00	108,000,000.00	108,000,000.00	108,000,000.00	108,000,000.00	108,000,000.00
Overcollateralization	256,027,540.24	256,027,540.24	256,027,540.24	256,027,540.24	256,027,540.24	256,027,540.24

	1,141,446,540.24	1,098,675,540.24	1,035,128,540.24	973,595,540.24	913,705,540.24	855,299,540.24
2019-A Prepayment Assumption	0.757919	0.729519	0.687324	0.646466	0.606699	0.567918
Actual prepayment
Class A-1	0.00	0.00	0.00	0.00	0.00	0.00
Class A-2a	340,311,680.91	303,948,490.80	255,054,236.86	196,288,972.72	136,949,881.77	82,357,313.94
Class A-2b	0.00	0.00	0.00	0.00	0.00	0.00
Class A-3	437,000,000.00	437,000,000.00	437,000,000.00	437,000,000.00	437,000,000.00	437,000,000.00
Class A-4	108,000,000.00	108,000,000.00	108,000,000.00	108,000,000.00	108,000,000.00	108,000,000.00
Overcollateralization	256,027,540.24	256,027,540.24	256,027,540.24	256,027,540.24	256,027,540.24	256,027,540.24

	1,141,339,221.15	1,104,976,031.04	1,056,081,777.10	997,316,512.96	937,977,422.01	883,384,854.18
2019-A Pool Factor	0.757848	0.733702	0.701237	0.662217	0.622816	0.586566
Monthly Residual Losses	(136,576.72)	459,417.15	3,580,911.12	8,978,113.73	6,496,245.98	5,381,544.77
2019-A Cumulative Residual Losses	(156,130.22)	303,286.93	3,884,198.05	12,862,311.78	19,358,557.76	24,740,102.53
2019-A Residual Losses (as a % of Original Pool Balance)	0.010%	(0.020%)	(0.258%)	(0.854%)	(1.285%)	(1.643%)
Monthly Net Credit Losses	(489,340.17)	(145,247.70)	23,125.93	(35,104.88)	(130,739.75)	358,331.27
2019-A Cumulative Net Credit Losses	(1,452,790.63)	(1,598,038.33)	(1,574,912.40)	(1,610,017.28)	(1,740,757.03)	(1,382,425.76)
2019-A Net Credit Losses (as a % of Original Pool Balance)	0.0965%	0.1061%	0.1046%	0.1069%	0.1156%	0.0918%
Delinquencies ($)
31-60	4,855,267.16	7,280,146.79	5,725,483.43	4,838,792.60	4,254,063.26	4,271,026.93
61-90	1,403,669.00	1,335,867.33	1,552,213.45	1,150,949.72	1,487,159.55	1,136,043.68
91-120+	611,887.30	1,034,183.84	611,174.21	828,502.66	739,700.68	748,376.48

Total	6,870,823.46	9,650,197.96	7,888,871.09	6,818,244.98	6,480,923.49	6,155,447.09

	Apr-20	May-20	Jun-20	Jul-20	Aug-20	Sep-20
Delinquencies (%)
31-60	0.43%	0.66%	0.54%	0.49%	0.45%	0.48%
61-90	0.12%	0.12%	0.15%	0.12%	0.16%	0.13%
91-120+	0.05%	0.09%	0.06%	0.08%	0.08%	0.08%

Total	0.60%	0.87%	0.75%	0.68%	0.69%	0.70%
2019-A 60+	0.18%	0.21%	0.20%	0.20%	0.24%	0.21%
Delinquencies (units)
31-60	278	409	349	285	259	265
61-90	84	82	93	68	94	74
91-120+	36	58	39	53	44	45

Total	398	549	481	406	397	384
Residual Advances
Beginning Balance of Residual Advance	14,149,851.54	20,460,678.27	31,866,376.17	36,591,848.42	18,020,104.45	12,691,185.07
Reimbursement of Outstanding Advance	3,488,473.53	7,642,686.21	17,740,578.44	31,626,731.21	16,212,589.84	10,443,162.34
Additional Advance for Current Period	9,799,300.26	19,048,384.11	22,466,050.69	13,054,987.24	10,883,670.46	13,563,288.78

Ending Residual Advances	20,460,678.27	31,866,376.17	36,591,848.42	18,020,104.45	12,691,185.07	15,811,311.51
Payment Advances
Beginning Balance of Payment Advance	1,860,100.59	1,732,611.46	2,134,134.53	1,786,285.79	1,505,253.71	1,544,133.85
Reimbursement of Outstanding Payment Advance	770,470.64	620,528.69	926,253.51	799,346.04	582,689.51	566,654.28
Additional Payment Advance for Current Period	642,981.51	1,022,051.76	578,404.77	518,313.96	621,569.65	616,903.62

Ending Balance of Payment Advance	1,732,611.46	2,134,134.53	1,786,285.79	1,505,253.71	1,544,133.85	1,594,383.19
Total Collections	47,605,644.67	66,019,478.65	91,320,307.29	112,063,286.44	87,797,465.96	91,617,844.26
2019-A
Total Advances as a % of Total Collections	21.935%	30.401%	25.235%	12.112%	13.104%	15.478%

	Oct-20	Nov-20	Dec-20	Jan-21	Feb-21	Mar-21
Prepayment Assumption
Class A-1	0.00	0.00	0.00	0.00	0.00	0.00
Class A-2a	0.00	0.00	0.00	0.00	0.00	0.00
Class A-2b	0.00	0.00	0.00	0.00	0.00	0.00
Class A-3	434,815,000.00	376,825,100.00	311,886,900.00	250,182,500.00	191,187,500.00	136,038,100.00
Class A-4	108,000,000.00	108,000,000.00	108,000,000.00	108,000,000.00	108,000,000.00	108,000,000.00
Overcollateralization	256,027,540.24	256,027,540.24	256,027,540.24	256,027,540.24	256,027,540.24	256,027,540.24

	798,842,540.24	740,852,640.24	675,914,440.24	614,210,040.24	555,215,040.24	500,065,640.24
2019-A Prepayment Assumption	0.530430	0.491925	0.448806	0.407835	0.368662	0.332043
Actual prepayment
Class A-1	0.00	0.00	0.00	0.00	0.00	0.00
Class A-2a	19,010,066.21	0.00	0.00	0.00	0.00	0.00
Class A-2b	0.00	0.00	0.00	0.00	0.00	0.00
Class A-3	437,000,000.00	392,356,411.23	332,188,083.21	272,257,898.29	220,234,357.51	172,514,309.59
Class A-4	108,000,000.00	108,000,000.00	108,000,000.00	108,000,000.00	108,000,000.00	108,000,000.00
Overcollateralization	256,027,540.24	256,027,540.24	256,027,540.24	256,027,540.24	256,027,540.24	256,027,540.24

	820,037,606.45	756,383,951.47	696,215,623.45	636,285,438.53	584,261,897.75	536,541,849.83
2019-A Pool Factor	0.544504	0.502238	0.462286	0.422493	0.387949	0.356263
Monthly Residual Losses	5,052,008.01	4,068,773.56	3,493,129.71	4,646,532.06	5,357,140.48	8,921,995.25
2019-A Cumulative Residual Losses	29,792,110.54	33,860,884.10	37,354,013.81	42,000,545.87	47,357,686.35	56,279,681.60
2019-A Residual Losses (as a % of Original Pool Balance)	(1.978%)	(2.248%)	(2.480%)	(2.789%)	(3.145%)	(3.737%)
Monthly Net Credit Losses	379,237.12	(64,326.23)	437,648.45	292,431.52	80,338.73	511,557.84
2019-A Cumulative Net Credit Losses	(1,003,188.64)	(1,067,514.87)	(629,866.42)	(337,434.90)	(257,096.17)	254,461.67
2019-A Net Credit Losses (as a % of Original Pool Balance)	0.0666%	0.0709%	0.0418%	0.0224%	0.0171%	(0.0169%)
Delinquencies ($)
31-60	4,296,537.03	4,566,894.59	4,265,346.61	3,644,345.10	4,151,145.25	2,940,166.74
61-90	1,125,438.14	1,078,060.94	1,111,253.26	1,305,816.04	1,094,048.57	719,563.14
91-120+	719,120.21	417,080.38	504,363.06	521,437.71	340,346.71	273,076.33

Total	6,141,095.38	6,062,035.91	5,880,962.93	5,471,598.85	5,585,540.53	3,932,806.21

	Oct-20	Nov-20	Dec-20	Jan-21	Feb-21	Mar-21
Delinquencies (%)
31-60	0.52%	0.60%	0.61%	0.57%	0.71%	0.55%
61-90	0.14%	0.14%	0.16%	0.21%	0.19%	0.13%
91-120+	0.09%	0.06%	0.07%	0.08%	0.06%	0.05%

Total	0.75%	0.80%	0.84%	0.86%	0.96%	0.73%
2019-A 60+	0.22%	0.20%	0.23%	0.29%	0.25%	0.19%
Delinquencies (units)
31-60	274	291	283	249	278	194
61-90	69	69	74	83	79	51
91-120+	49	26	33	35	22	20

Total	392	386	390	367	379	265
Residual Advances
Beginning Balance of Residual Advance	14,134,970.18	14,134,970.18	20,509,457.19	26,193,221.04	23,762,753.90	19,743,363.35
Reimbursement of Outstanding Advance	0.00	11,598,558.00	14,631,472.15	17,807,380.23	17,040,473.79	16,661,576.10
Additional Advance for Current Period	1,594,383.19	17,973,045.01	20,315,236.00	15,376,913.09	13,021,083.24	10,462,886.74

Ending Residual Advances	658,873.95	20,509,457.19	26,193,221.04	23,762,753.90	19,743,363.35	13,544,673.99
Payment Advances
Beginning Balance of Payment Advance	1,472,861.86	1,472,861.86	1,530,104.63	1,405,761.19	1,330,352.85	1,807,221.39
Reimbursement of Outstanding Payment Advance	0.00	543,791.43	645,225.85	603,722.66	458,160.42	1,162,950.02
Additional Payment Advance for Current Period	0.00	601,034.20	520,882.41	528,314.32	935,028.96	284,330.08

Ending Balance of Payment Advance	0.00	1,530,104.63	1,405,761.19	1,330,352.85	1,807,221.39	928,601.45
Total Collections	95,999,880.37	86,021,412.04	89,844,940.16	83,920,955.34	79,171,532.71	101,865,785.60
2019-A
Total Advances as a % of Total Collections	1.661%	21.592%	23.191%	18.953%	17.628%	10.550%

	Apr-21	May-21	Jun-21	Jul-21	Aug-21
Prepayment Assumption
Class A-1	0.00	0.00	0.00	0.00	0.00
Class A-2a	0.00	0.00	0.00	0.00	0.00
Class A-2b	0.00	0.00	0.00	0.00	0.00
Class A-3	79,752,500.00	43,568,900.00	0.00	0.00	0.00
Class A-4	108,000,000.00	108,000,000.00	106,444,800.00	61,009,200.00	14,590,800.00
Overcollateralization	256,027,540.24	256,027,540.24	256,027,540.24	256,027,540.24	256,027,540.24

	443,780,040.24	407,596,440.24	362,472,340.24	317,036,740.24	270,618,340.24
2019-A Prepayment Assumption	0.294669	0.270643	0.240681	0.210512	0.179690
Actual prepayment
Class A-1	0.00	0.00	0.00	0.00	0.00
Class A-2a	0.00	0.00	0.00	0.00	0.00
Class A-2b	0.00	0.00	0.00	0.00	0.00
Class A-3	110,519,132.59	59,677,339.65	3,477,642.08	0.00	0.00
Class A-4	108,000,000.00	108,000,000.00	108,000,000.00	53,158,787.70	889,902.90
Overcollateralization	256,027,540.24	256,027,540.24	256,027,540.24	256,027,540.24	256,027,540.24

	474,546,672.83	423,704,879.89	367,505,182.32	309,186,327.94	256,917,443.14
2019-A Pool Factor	0.315098	0.281339	0.244023	0.205299	0.170593
Monthly Residual Losses	6,650,235.85	2,883,268.22	1,822,819.15	1,465,567.31	1,343,561.11
2019-A Cumulative Residual Losses	62,929,917.45	65,813,185.67	67,636,004.82	69,101,572.13	70,445,133.24
2019-A Residual Losses (as a % of Original Pool Balance)	(4.179%)	(4.370%)	(4.491%)	(4.588%)	(4.678%)
Monthly Net Credit Losses	414,159.47	319,853.28	424,975.45	253,903.55	430,079.34
2019-A Cumulative Net Credit Losses	668,621.14	988,474.42	1,413,449.87	1,667,353.42	2,097,432.76
2019-A Net Credit Losses (as a % of Original Pool Balance)	(0.0444%)	(0.0656%)	(0.0939%)	(0.1107%)	(0.1393%)
Delinquencies ($)
31-60	3,263,649.22	2,262,336.41	2,058,403.03	2,013,828.09	1,426,345.06
61-90	626,595.34	650,706.51	548,754.26	444,309.30	557,586.71
91-120+	216,826.20	248,085.48	232,254.94	260,000.85	164,415.31

Total	4,107,070.76	3,161,128.40	2,839,412.23	2,718,138.24	2,148,347.08
Delinquencies (%)
31-60	0.69%	0.53%	0.56%	0.65%	0.56%
61-90	0.13%	0.15%	0.15%	0.14%	0.22%
91-120+	0.05%	0.06%	0.06%	0.08%	0.06%

Total	0.87%	0.75%	0.77%	0.88%	0.84%
2019-A 60+	0.18%	0.21%	0.21%	0.23%	0.28%

	Apr-21	May-21	Jun-21	Jul-21	Aug-21
Delinquencies (units)
31-60	216	144	135	141	100
61-90	46	49	39	32	38
91-120+	13	18	16	18	11

Total	275	211	190	191	149
Residual Advances
Beginning Balance of Residual Advance	13,544,673.99	4,714,128.61	2,335,955.32	1,433,555.91	1,564,428.27
Reimbursement of Outstanding Advance	12,121,352.23	3,980,264.35	2,135,054.17	1,152,388.00	2,552,702.16
Additional Advance for Current Period	3,290,806.85	1,602,091.06	1,232,654.76	1,283,260.36	988,273.89

Ending Residual Advances	4,714,128.61	2,335,955.32	1,433,555.91	1,564,428.27	0.00
Payment Advances
Beginning Balance of Payment Advance	928,601.45	906,201.50	866,078.31	732,022.63	618,095.70
Reimbursement of Outstanding Payment Advance	432,592.93	450,379.03	463,743.65	389,693.18	863,467.76
Additional Payment Advance for Current Period	410,192.98	410,255.84	329,687.97	275,766.25	245,372.06

Ending Balance of Payment Advance	906,201.50	866,078.31	732,022.63	618,095.70	0.00
Total Collections	82,649,673.42	78,668,789.36	79,007,883.73	69,509,682.85	66,160,381.30
2019-A
Total Advances as a % of Total Collections	4.478%	2.558%	1.977%	2.243%	1.865%

2019-B Static Pool Data

	Jul-19	Aug-19	Sep-19	Oct-19	Nov-19	Dec-19
Prepayment Assumption
Class A-1	169,000,000.00	141,115,000.00	112,858,200.00	84,212,700.00	55,195,400.00	25,840,100.00
Class A-2a	285,450,000.00	285,450,000.00	285,450,000.00	285,450,000.00	285,450,000.00	285,450,000.00
Class A-2b	233,550,000.00	233,550,000.00	233,550,000.00	233,550,000.00	233,550,000.00	233,550,000.00
Class A-3	456,000,000.00	456,000,000.00	456,000,000.00	456,000,000.00	456,000,000.00	456,000,000.00
Class A-4	106,000,000.00	106,000,000.00	106,000,000.00	106,000,000.00	106,000,000.00	106,000,000.00
Overcollateralization	256,024,096.62	256,024,096.62	256,024,096.62	256,024,096.62	256,024,096.62	256,024,096.62

	1,506,024,096.62	1,478,139,096.62	1,449,882,296.62	1,421,236,796.62	1,392,219,496.62	1,362,864,196.62
2019-B Prepayment Assumption	1.000000	0.981484	0.962722	0.943701	0.924434	0.904942
Actual prepayment
Class A-1	169,000,000.00	144,656,815.10	119,986,894.39	94,317,409.43	67,241,113.90	41,329,098.81
Class A-2a	285,450,000.00	285,450,000.00	285,450,000.00	285,450,000.00	285,450,000.00	285,450,000.00
Class A-2b	233,550,000.00	233,550,000.00	233,550,000.00	233,550,000.00	233,550,000.00	233,550,000.00
Class A-3	456,000,000.00	456,000,000.00	456,000,000.00	456,000,000.00	456,000,000.00	456,000,000.00
Class A-4	106,000,000.00	106,000,000.00	106,000,000.00	106,000,000.00	106,000,000.00	106,000,000.00
Overcollateralization	256,024,096.62	256,024,096.62	256,024,096.62	256,024,096.62	256,024,096.62	256,024,096.62

	1,506,024,096.62	1,481,680,911.72	1,457,010,991.01	1,431,341,506.05	1,404,265,210.52	1,378,353,195.43
2019-B Pool Factor	1.000000	0.983836	0.967455	0.950411	0.932432	0.915227
Monthly Residual Losses	(30,124.88)	(2,794.25)	(49,363.15)	(165,998.94)	(125,241.59)	(112,723.24)
2019-B Cumulative Residual Losses	(30,124.88)	(32,919.13)	(82,282.28)	(248,281.22)	(373,522.81)	(486,246.05)
2019-B Residual Losses (as a % of Original Pool Balance)	0.002%	0.002%	0.005%	0.016%	0.025%	0.032%
Monthly Net Credit Losses	(108,047.41)	149,685.04	105,261.14	(576,335.24)	64,982.35	(161,322.87)
2019-B Cumulative Net Credit Losses	(108,047.41)	41,637.63	146,898.77	(429,436.47)	(364,454.12)	(525,776.99)
2019-B Net Credit Losses (as a % of Original Pool Balance)	0.0072%	(0.0028%)	(0.0098%)	0.0285%	0.0242%	0.0349%
Delinquencies ($)
31-60	3,446,675.67	4,365,787.20	4,682,042.37	5,680,196.36	6,376,549.76	6,994,282.48
61-90	0.00	1,083,665.04	1,105,524.29	927,542.11	1,546,910.09	1,428,083.28
91-120+	0.00	152,102.16	695,988.91	379,982.77	243,679.44	804,889.39

Total	3,446,675.67	5,601,554.40	6,483,555.57	6,987,721.24	8,167,139.29	9,227,255.15

	Jul-19	Aug-19	Sep-19	Oct-19	Nov-19	Dec-19
Delinquencies (%)
31-60	0.23%	0.29%	0.32%	0.40%	0.45%	0.51%
61-90	0.00%	0.07%	0.08%	0.06%	0.11%	0.10%
91-120+	0.00%	0.01%	0.05%	0.03%	0.02%	0.06%

Total	0.23%	0.38%	0.44%	0.49%	0.58%	0.67%
2019-B 60+	0.00%	0.08%	0.12%	0.09%	0.13%	0.16%
Delinquencies (units)
31-60	166	221	241	289	329	367
61-90	0	49	54	44	80	70
91-120+	0	9	29	19	13	42

Total	166	279	324	352	422	479
Residual Advances
Beginning Balance of Residual Advance	0.00	408,794.89	533,057.75	965,659.69	1,101,495.10	1,768,058.94
Reimbursement of Outstanding Advance	0.00	343,517.48	284,186.23	723,763.68	679,153.32	991,718.97
Additional Advance for Current Period	408,794.89	467,780.34	716,788.17	859,599.09	1,345,717.16	2,101,269.25

Ending Residual Advances	408,794.89	533,057.75	965,659.69	1,101,495.10	1,768,058.94	2,877,609.22
Payment Advances
Beginning Balance of Payment Advance	0.00	1,566,899.43	1,714,722.03	1,843,557.66	1,743,211.95	2,102,218.45
Reimbursement of Outstanding Payment Advance	0.00	510,791.09	550,407.32	670,049.88	502,277.45	794,425.04
Additional Payment Advance for Current Period	1,566,899.43	658,613.69	679,242.95	569,704.17	861,283.95	610,902.92

Ending Balance of Payment Advance	1,566,899.43	1,714,722.03	1,843,557.66	1,743,211.95	2,102,218.45	1,918,696.33
Total Collections	36,518,994.90	35,503,951.52	36,090,679.49	37,693,638.69	36,046,067.78	37,156,379.61
2019-B
Total Advances as a % of Total Collections	5.410%	3.173%	3.868%	3.792%	6.123%	7.299%

	Jan-20	Feb-20	Mar-20	Apr-20	May-20	Jun-20
Prepayment Assumption
Class A-1	0.00	0.00	0.00	0.00	0.00	0.00
Class A-2a	283,337,670.00	266,838,660.00	250,139,835.00	233,298,285.00	216,314,010.00	199,158,465.00
Class A-2b	231,821,730.00	218,322,540.00	204,659,865.00	190,880,415.00	176,984,190.00	162,947,835.00
Class A-3	456,000,000.00	456,000,000.00	456,000,000.00	456,000,000.00	456,000,000.00	456,000,000.00
Class A-4	106,000,000.00	106,000,000.00	106,000,000.00	106,000,000.00	106,000,000.00	106,000,000.00
Overcollateralization	256,024,096.62	256,024,096.62	256,024,096.62	256,024,096.62	256,024,096.62	256,024,096.62

	1,333,183,496.62	1,303,185,296.62	1,272,823,796.62	1,242,202,796.62	1,211,322,296.62	1,180,130,396.62
2019-B Prepayment Assumption	0.885234	0.865315	0.845155	0.824823	0.804318	0.783607
Actual prepayment
Class A-1	15,704,015.67	0.00	0.00	0.00	0.00	0.00
Class A-2a	285,450,000.00	278,654,309.66	263,578,143.56	246,817,978.50	232,232,345.19	216,538,721.48
Class A-2b	233,550,000.00	227,989,889.73	215,654,844.74	201,941,982.41	190,008,282.42	177,168,044.84
Class A-3	456,000,000.00	456,000,000.00	456,000,000.00	456,000,000.00	456,000,000.00	456,000,000.00
Class A-4	106,000,000.00	106,000,000.00	106,000,000.00	106,000,000.00	106,000,000.00	106,000,000.00
Overcollateralization	256,024,096.62	256,024,096.62	256,024,096.62	256,024,096.62	256,024,096.62	256,024,096.62

	1,352,728,112.29	1,324,668,296.01	1,297,257,084.92	1,266,784,057.53	1,240,264,724.23	1,211,730,862.94
2019-B Pool Factor	0.898211	0.879580	0.861379	0.841145	0.823536	0.804589
Monthly Residual Losses	(242,705.82)	(246,468.43)	49,909.36	(213,273.11)	(75,291.53)	704,643.46
2019-B Cumulative Residual Losses	(728,951.87)	(975,420.30)	(925,510.94)	(1,138,784.05)	(1,214,075.58)	(509,432.12)
2019-B Residual Losses (as a % of Original Pool Balance)	0.048%	0.065%	0.061%	0.076%	0.081%	0.034%
Monthly Net Credit Losses	429.34	(185,348.62)	(169,961.54)	(635,663.78)	(165,602.59)	23,443.90
2019-B Cumulative Net Credit Losses	(525,347.65)	(710,696.27)	(880,657.81)	(1,516,321.59)	(1,681,924.18)	(1,658,480.28)
2019-B Net Credit Losses (as a % of Original Pool Balance)	0.0349%	0.0472%	0.0585%	0.1007%	0.1117%	0.1101%
Delinquencies ($)
31-60	5,760,610.19	6,627,529.72	6,437,868.62	5,792,359.48	8,460,823.96	6,475,068.07
61-90	1,925,894.90	1,689,270.99	1,811,470.02	1,700,219.88	1,264,400.96	1,557,377.01
91-120+	717,780.20	556,152.51	632,026.95	852,824.80	966,753.47	609,152.93

Total	8,404,285.29	8,872,953.22	8,881,365.59	8,345,404.16	10,691,978.39	8,641,598.01

	Jan-20	Feb-20	Mar-20	Apr-20	May-20	Jun-20
Delinquencies (%)
31-60	0.43%	0.50%	0.50%	0.46%	0.68%	0.53%
61-90	0.14%	0.13%	0.14%	0.13%	0.10%	0.13%
91-120+	0.05%	0.04%	0.05%	0.07%	0.08%	0.05%

Total	0.62%	0.67%	0.68%	0.66%	0.86%	0.71%
2019-B 60+	0.20%	0.17%	0.19%	0.20%	0.18%	0.18%
Delinquencies (units)
31-60	302	356	348	322	457	367
61-90	104	91	107	96	78	93
91-120+	38	33	29	50	52	34

Total	444	480	484	468	587	494
Residual Advances
Beginning Balance of Residual Advance	2,877,609.22	3,285,568.88	2,659,822.76	5,393,710.57	7,081,548.17	10,120,851.76
Reimbursement of Outstanding Advance	1,770,419.47	2,195,647.24	1,547,063.18	1,235,447.75	2,440,495.67	4,716,989.69
Additional Advance for Current Period	2,178,379.13	1,569,901.12	4,280,950.99	2,923,285.35	5,479,799.26	9,453,659.21

Ending Residual Advances	3,285,568.88	2,659,822.76	5,393,710.57	7,081,548.17	10,120,851.76	14,857,521.28
Payment Advances
Beginning Balance of Payment Advance	1,918,696.33	1,737,686.50	2,085,290.72	1,921,717.94	1,841,323.11	2,210,401.00
Reimbursement of Outstanding Payment Advance	726,576.58	534,440.03	873,795.51	779,044.19	663,428.19	934,209.99
Additional Payment Advance for Current Period	545,566.75	882,044.25	710,222.73	698,649.36	1,032,506.08	580,630.35

Ending Balance of Payment Advance	1,737,686.50	2,085,290.72	1,921,717.94	1,841,323.11	2,210,401.00	1,856,821.36
Total Collections	40,152,970.58	38,623,225.99	42,061,674.74	34,924,456.20	38,680,003.45	53,395,530.90
2019-B
Total Advances as a % of Total Collections	6.784%	6.348%	11.866%	10.371%	16.836%	18.792%

	Jul-20	Aug-20	Sep-20	Oct-20	Nov-20	Dec-20
Prepayment Assumption
Class A-1	0.00	0.00	0.00	0.00	0.00	0.00
Class A-2a	181,860,195.00	157,882,395.00	134,018,775.00	97,909,350.00	62,884,635.00	28,944,630.00
Class A-2b	148,794,705.00	129,176,505.00	109,651,725.00	80,107,650.00	51,451,065.00	23,681,970.00
Class A-3	456,000,000.00	456,000,000.00	456,000,000.00	456,000,000.00	456,000,000.00	456,000,000.00
Class A-4	106,000,000.00	106,000,000.00	106,000,000.00	106,000,000.00	106,000,000.00	106,000,000.00
Overcollateralization	256,024,096.62	256,024,096.62	256,024,096.62	256,024,096.62	256,024,096.62	256,024,096.62

	1,148,678,996.62	1,105,082,996.62	1,061,694,596.62	996,041,096.62	932,359,796.62	870,650,696.62
2019-B Prepayment Assumption	0.762723	0.733775	0.704965	0.661371	0.619087	0.578112
Actual prepayment
Class A-1	0.00	0.00	0.00	0.00	0.00	0.00
Class A-2a	195,872,290.22	170,553,763.49	143,229,325.20	107,694,110.15	73,515,752.68	41,542,935.84
Class A-2b	160,259,146.53	139,543,988.29	117,187,629.69	88,113,362.84	60,149,252.19	33,989,674.77
Class A-3	456,000,000.00	456,000,000.00	456,000,000.00	456,000,000.00	456,000,000.00	456,000,000.00
Class A-4	106,000,000.00	106,000,000.00	106,000,000.00	106,000,000.00	106,000,000.00	106,000,000.00
Overcollateralization	256,024,096.62	256,024,096.62	256,024,096.62	256,024,096.62	256,024,096.62	256,024,096.62

	1,174,155,533.37	1,128,121,848.40	1,078,441,051.51	1,013,831,569.61	951,689,101.49	893,556,707.23
2019-B Pool Factor	0.779639	0.749073	0.716085	0.673184	0.631922	0.593322
Monthly Residual Losses	3,906,111.85	4,226,766.00	4,678,082.46	4,484,967.88	3,330,712.41	3,114,030.60
2019-B Cumulative Residual Losses	3,396,679.73	7,623,445.73	12,301,528.19	16,786,496.07	20,117,208.48	23,231,239.08
2019-B Residual Losses (as a % of Original Pool Balance)	(0.226%)	(0.506%)	(0.817%)	(1.115%)	(1.336%)	(1.543%)
Monthly Net Credit Losses	16,411.34	(218,927.71)	325,269.85	435,431.44	(210,309.00)	286,481.86
2019-B Cumulative Net Credit Losses	(1,642,068.94)	(1,860,996.65)	(1,535,726.80)	(1,100,295.36)	(1,310,604.36)	(1,024,122.50)
2019-B Net Credit Losses (as a % of Original Pool Balance)	0.1090%	0.1236%	0.1020%	0.0731%	0.0870%	0.0680%
Delinquencies ($)
31-60	5,310,213.49	4,330,191.07	4,705,440.48	4,783,847.81	5,586,049.81	4,963,315.69
61-90	1,355,279.22	2,059,529.80	1,407,440.66	1,227,948.20	1,495,667.52	1,415,328.36
91-120+	854,058.81	704,537.16	620,767.02	720,455.95	410,820.88	651,756.56

Total	7,519,551.52	7,094,258.03	6,733,648.16	6,732,251.96	7,492,538.21	7,030,400.61

	Jul-20	Aug-20	Sep-20	Oct-20	Nov-20	Dec-20
Delinquencies (%)
31-60	0.45%	0.38%	0.44%	0.47%	0.59%	0.56%
61-90	0.12%	0.18%	0.13%	0.12%	0.16%	0.16%
91-120+	0.07%	0.06%	0.06%	0.07%	0.04%	0.07%

Total	0.64%	0.63%	0.62%	0.66%	0.79%	0.79%
2019-B 60+	0.19%	0.25%	0.19%	0.19%	0.20%	0.23%
Delinquencies (units)
31-60	312	268	278	291	343	319
61-90	77	124	89	71	95	93
91-120+	50	45	40	47	27	41

Total	439	437	407	409	465	453
Residual Advances
Beginning Balance of Residual Advance	14,857,521.28	11,532,414.40	11,661,330.77	16,571,548.26	13,755,813.73	19,814,833.07
Reimbursement of Outstanding Advance	11,855,863.15	9,803,325.35	8,684,182.32	13,994,549.46	11,640,501.32	14,181,006.90
Additional Advance for Current Period	8,530,756.27	9,932,241.72	13,594,399.81	11,178,814.93	17,699,520.66	24,495,905.53

Ending Residual Advances	11,532,414.40	11,661,330.77	16,571,548.26	13,755,813.73	19,814,833.07	30,129,731.70
Payment Advances
Beginning Balance of Payment Advance	1,856,821.36	1,587,253.16	1,656,633.87	1,725,944.27	1,636,179.92	1,724,687.79
Reimbursement of Outstanding Payment Advance	795,179.94	596,867.31	610,531.06	673,206.64	576,807.70	717,017.17
Additional Payment Advance for Current Period	525,611.74	666,248.02	679,841.46	583,442.29	665,315.57	605,768.33

Ending Balance of Payment Advance	1,587,253.16	1,656,633.87	1,725,944.27	1,636,179.92	1,724,687.79	1,613,438.95
Total Collections	73,191,211.56	74,089,638.97	91,231,661.06	94,777,567.16	83,648,476.47	92,278,555.36
2019-B
Total Advances as a % of Total Collections	12.374%	14.305%	15.646%	12.410%	21.955%	27.202%

	Jan-21	Feb-21	Mar-21	Apr-21	May-21	Jun-21
Prepayment Assumption
Class A-1	0.00	0.00	0.00	0.00	0.00	0.00
Class A-2a	0.00	0.00	0.00	0.00	0.00	0.00
Class A-2b	0.00	0.00	0.00	0.00	0.00	0.00
Class A-3	449,023,200.00	386,505,600.00	325,264,800.00	255,633,600.00	190,653,600.00	138,259,200.00
Class A-4	106,000,000.00	106,000,000.00	106,000,000.00	106,000,000.00	106,000,000.00	106,000,000.00
Overcollateralization	256,024,096.62	256,024,096.62	256,024,096.62	256,024,096.62	256,024,096.62	256,024,096.62

	811,047,296.62	748,529,696.62	687,288,896.62	617,657,696.62	552,677,696.62	500,283,296.62
2019-B Prepayment Assumption	0.538535	0.497024	0.456360	0.410125	0.366978	0.332188
Actual prepayment
Class A-1	0.00	0.00	0.00	0.00	0.00	0.00
Class A-2a	6,747,591.51	0.00	0.00	0.00	0.00	0.00
Class A-2b	5,520,756.69	0.00	0.00	0.00	0.00	0.00
Class A-3	456,000,000.00	406,818,426.99	351,316,339.04	283,906,106.63	226,913,315.18	170,168,879.05
Class A-4	106,000,000.00	106,000,000.00	106,000,000.00	106,000,000.00	106,000,000.00	106,000,000.00
Overcollateralization	256,024,096.62	256,024,096.62	256,024,096.62	256,024,096.62	256,024,096.62	256,024,096.62

	830,292,444.82	768,842,523.61	713,340,435.66	645,930,203.25	588,937,411.80	532,192,975.67
2019-B Pool Factor	0.551314	0.510511	0.473658	0.428898	0.391054	0.353376
Monthly Residual Losses	3,910,145.49	5,414,731.44	10,595,605.59	8,453,475.45	3,933,192.57	2,148,904.99
2019-B Cumulative Residual Losses	27,141,384.57	32,556,116.01	43,151,721.60	51,605,197.05	55,538,389.62	57,687,294.61
2019-B Residual Losses (as a % of Original Pool Balance)	(1.802%)	(2.162%)	(2.865%)	(3.427%)	(3.688%)	(3.830%)
Monthly Net Credit Losses	218,870.62	24,912.30	640,281.06	394,643.89	511,937.92	436,865.87
2019-B Cumulative Net Credit Losses	(805,251.88)	(780,339.58)	(140,058.52)	254,585.37	766,523.29	1,203,389.16
2019-B Net Credit Losses (as a % of Original Pool Balance)	0.0535%	0.0518%	0.0093%	(0.0169%)	(0.0509%)	(0.0799%)
Delinquencies ($)
31-60	3,999,735.20	4,730,061.06	2,626,552.61	2,654,312.01	2,831,849.81	2,532,310.41
61-90	1,715,435.83	1,001,523.34	737,823.59	790,520.46	565,778.33	694,677.47
91-120+	630,724.85	576,065.84	318,391.68	246,496.69	405,877.34	137,830.10

Total	6,345,895.88	6,307,650.24	3,682,767.88	3,691,329.16	3,803,505.48	3,364,817.98
Delinquencies (%)
31-60	0.48%	0.62%	0.37%	0.41%	0.48%	0.48%
61-90	0.21%	0.13%	0.10%	0.12%	0.10%	0.13%
91-120+	0.08%	0.07%	0.04%	0.04%	0.07%	0.03%

Total	0.76%	0.82%	0.52%	0.57%	0.65%	0.63%
2019-B 60+	0.28%	0.21%	0.15%	0.16%	0.16%	0.16%

	Jan-21	Feb-21	Mar-21	Apr-21	May-21	Jun-21
Delinquencies (units)
31-60	262	301	171	179	188	185
61-90	111	70	52	55	40	44
91-120+	42	39	21	16	30	9

Total	415	410	244	250	258	238
Residual Advances
Beginning Balance of Residual Advance	30,129,731.70	33,775,428.40	31,036,299.29	18,833,654.39	7,984,408.84	3,162,893.64
Reimbursement of Outstanding Advance	19,114,925.05	21,807,098.26	26,389,719.40	16,037,655.04	6,798,858.70	2,959,014.57
Additional Advance for Current Period	22,760,621.75	19,067,969.15	14,187,074.50	5,188,409.49	1,977,343.50	974,046.70

Ending Residual Advances	33,775,428.40	31,036,299.29	18,833,654.39	7,984,408.84	3,162,893.64	1,177,925.77
Payment Advances
Beginning Balance of Payment Advance	1,613,438.95	1,556,117.46	2,227,521.81	1,064,627.29	1,077,655.84	1,114,409.87
Reimbursement of Outstanding Payment Advance	681,179.86	510,755.09	1,428,268.38	431,469.35	434,913.52	505,415.45
Additional Payment Advance for Current Period	623,858.37	1,182,159.44	265,373.86	444,497.90	471,667.55	410,143.29

Ending Balance of Payment Advance	1,556,117.46	2,227,521.81	1,064,627.29	1,077,655.84	1,114,409.87	1,019,137.71
Total Collections	94,615,188.60	91,710,724.13	118,512,587.12	94,768,432.20	82,354,206.69	73,172,290.29
2019-B
Total Advances as a % of Total Collections	24.715%	22.080%	12.195%	5.944%	2.974%	1.892%

	Jul-21	Aug-21	Sep-21	Oct-21	Nov-21	Dec-21
Prepayment Assumption
Class A-1	0.00	0.00	0.00	0.00	0.00	0.00
Class A-2a	0.00	0.00	0.00	0.00	0.00	0.00
Class A-2b	0.00	0.00	0.00	0.00	0.00	0.00
Class A-3	93,525,600.00	53,032,800.00	13,497,600.00	0.00	0.00	0.00
Class A-4	106,000,000.00	106,000,000.00	106,000,000.00	75,927,800.00	36,495,800.00	0.00
Overcollateralization	256,024,096.62	256,024,096.62	256,024,096.62	256,024,096.62	256,024,096.62	256,024,096.62

	455,549,696.62	415,056,896.62	375,521,696.62	331,951,896.62	292,519,896.62	256,024,096.62
2019-B Prepayment Assumption	0.302485	0.275598	0.249346	0.220416	0.194233	0.170000
Actual prepayment
Class A-1	0.00	0.00	0.00	0.00	0.00	0.00
Class A-2a	0.00	0.00	0.00	0.00	0.00	0.00
Class A-2b	0.00	0.00	0.00	0.00	0.00	0.00
Class A-3	117,031,733.72	68,877,253.17	24,429,003.89	0.00	0.00	0.00
Class A-4	106,000,000.00	106,000,000.00	106,000,000.00	84,541,449.44	42,684,703.23	2,942,371.11
Overcollateralization	256,024,096.62	256,024,096.62	256,024,096.62	256,024,096.62	256,024,096.62	256,024,096.62

	479,055,830.34	430,901,349.79	386,453,100.51	340,565,546.06	298,708,799.85	258,966,467.73
2019-B Pool Factor	0.318093	0.286118	0.256605	0.226136	0.198343	0.171954
Monthly Residual Losses	1,064,875.19	1,037,748.76	868,733.75	722,652.71	376,788.86	515,151.96
2019-B Cumulative Residual Losses	58,752,169.80	59,789,918.56	60,658,652.31	61,381,305.02	61,758,093.88	62,273,245.84
2019-B Residual Losses (as a % of Original Pool Balance)	(3.901%)	(3.970%)	(4.028%)	(4.076%)	(4.101%)	(4.135%)
Monthly Net Credit Losses	484,656.34	398,980.00	428,292.13	501,127.33	365,310.42	345,262.53
2019-B Cumulative Net Credit Losses	1,688,045.50	2,087,025.50	2,515,317.63	3,016,444.96	3,381,755.38	3,727,017.91
2019-B Net Credit Losses (as a % of Original Pool Balance)	(0.1121%)	(0.1386%)	(0.1670%)	(0.2003%)	(0.2245%)	(0.2475%)
Delinquencies ($)
31-60	2,324,846.53	2,293,101.87	1,892,162.25	2,273,485.60	2,168,392.13	2,216,425.54
61-90	497,628.33	599,899.41	559,383.81	684,348.30	677,923.96	543,448.19
91-120+	287,921.66	157,072.33	163,585.34	204,720.09	386,405.10	353,879.43

Total	3,110,396.52	3,050,073.61	2,615,131.40	3,162,553.99	3,232,721.19	3,113,753.16
Delinquencies (%)
31-60	0.49%	0.53%	0.49%	0.67%	0.73%	0.86%
61-90	0.10%	0.14%	0.14%	0.20%	0.23%	0.21%
91-120+	0.06%	0.04%	0.04%	0.06%	0.13%	0.14%

Total	0.65%	0.71%	0.68%	0.93%	1.08%	1.20%
2019-B 60+	0.16%	0.18%	0.19%	0.26%	0.36%	0.35%

	Jul-21	Aug-21	Sep-21	Oct-21	Nov-21	Dec-21
Delinquencies (units)
31-60	170	159	141	174	153	158
61-90	40	49	40	46	54	39
91-120+	21	14	13	17	25	29

Total	231	222	194	237	232	226
Residual Advances
Beginning Balance of Residual Advance	1,177,925.77	1,719,327.36	1,109,350.66	707,207.66	485,741.92	641,513.69
Reimbursement of Outstanding Advance	991,868.19	1,650,463.92	983,782.76	615,363.08	357,930.37	1,214,402.89
Additional Advance for Current Period	1,533,269.78	1,040,487.22	581,639.76	393,897.34	513,702.14	572,889.20

Ending Residual Advances	1,719,327.36	1,109,350.66	707,207.66	485,741.92	641,513.69	0.00
Payment Advances
Beginning Balance of Payment Advance	1,019,137.71	954,779.37	817,835.33	805,090.19	793,992.80	777,529.10
Reimbursement of Outstanding Payment Advance	447,369.56	452,517.77	363,882.78	359,563.72	373,306.22	1,094,724.27
Additional Payment Advance for Current Period	383,011.22	315,573.73	351,137.64	348,466.33	356,842.52	317,195.17

Ending Balance of Payment Advance	954,779.37	817,835.33	805,090.19	793,992.80	777,529.10	0.00
Total Collections	63,446,650.26	59,756,844.86	61,083,684.55	55,071,194.06	52,040,722.07	67,560,630.05
2019-B
Total Advances as a % of Total Collections	3.020%	2.269%	1.527%	1.348%	1.673%	1.317%

2020-A Static Pool Data

	Jan-20	Feb-20	Mar-20	Apr-20	May-20	Jun-20
Prepayment Assumption
Class A-1	164,000,000.00	137,186,000.00	109,978,400.00	82,393,600.00	54,431,600.00	26,125,200.00
Class A-2a	500,000,000.00	500,000,000.00	500,000,000.00	500,000,000.00	500,000,000.00	500,000,000.00
Class A-2b	50,000,000.00	50,000,000.00	50,000,000.00	50,000,000.00	50,000,000.00	50,000,000.00
Class A-3	436,000,000.00	436,000,000.00	436,000,000.00	436,000,000.00	436,000,000.00	436,000,000.00
Class A-4	107,500,000.00	107,500,000.00	107,500,000.00	107,500,000.00	107,500,000.00	107,500,000.00
Overcollateralization	248,539,779.14	248,539,779.14	248,539,779.14	248,539,779.14	248,539,779.14	248,539,779.14

	1,506,039,779.14	1,479,225,779.14	1,452,018,179.14	1,424,433,379.14	1,396,471,379.14	1,368,164,979.14
2020-A Prepayment Assumption	1.000000	0.982196	0.964130	0.945814	0.927247	0.908452
Actual prepayment
Class A-1	164,000,000.00	140,873,889.43	117,371,647.60	93,815,389.63	71,504,171.38	49,424,855.80
Class A-2a	500,000,000.00	500,000,000.00	500,000,000.00	500,000,000.00	500,000,000.00	500,000,000.00
Class A-2b	50,000,000.00	50,000,000.00	50,000,000.00	50,000,000.00	50,000,000.00	50,000,000.00
Class A-3	436,000,000.00	436,000,000.00	436,000,000.00	436,000,000.00	436,000,000.00	436,000,000.00
Class A-4	107,500,000.00	107,500,000.00	107,500,000.00	107,500,000.00	107,500,000.00	107,500,000.00
Overcollateralization	248,539,779.14	248,539,779.14	248,539,779.14	248,539,779.14	248,539,779.14	248,539,779.14

	1,506,039,779.14	1,482,913,668.57	1,459,411,426.74	1,435,855,168.77	1,413,543,950.52	1,391,464,634.94
2020-A Pool Factor	1.000000	0.984644	0.969039	0.953398	0.938583	0.923923
Monthly Residual Losses	(85,307.05)	(160,621.16)	(79,357.07)	(48,597.30)	(71,770.98)	(79,924.95)
2020-A Cumulative Residual Losses	(85,307.05)	(245,928.21)	(325,285.28)	(373,882.58)	(445,653.56)	(525,578.51)
2020-A Residual Losses (as a % of Original Pool Balance)	0.006%	0.016%	0.022%	0.025%	0.030%	0.035%
Monthly Net Credit Losses	(40,424.21)	(120,346.22)	(233,747.09)	(404,059.06)	(485,820.09)	(46,509.88)
2020-A Cumulative Net Credit Losses	(40,424.21)	(160,770.43)	(394,517.52)	(798,576.58)	(1,284,396.67)	(1,330,906.55)
2020-A Net Credit Losses (as a % of Original Pool Balance)	0.0027%	0.0107%	0.0262%	0.0530%	0.0853%	0.0884%
Delinquencies ($)
31-60	3,801,419.27	5,006,960.49	6,367,555.89	6,037,092.04	10,669,029.28	7,236,637.75
61-90	69,354.53	1,030,788.79	1,144,553.57	1,578,632.47	1,199,275.01	1,742,968.24
91-120+	0.00	48,155.49	479,637.05	610,690.68	791,180.36	479,855.03

Total	3,870,773.80	6,085,904.77	7,991,746.51	8,226,415.19	12,659,484.65	9,459,461.02

	Jan-20	Feb-20	Mar-20	Apr-20	May-20	Jun-20
Delinquencies (%)
31-60	0.25%	0.34%	0.44%	0.42%	0.75%	0.52%
61-90	0.00%**	0.07%	0.08%	0.11%	0.08%	0.13%
91-120+	0.00%	0.00%**	0.03%	0.04%	0.06%	0.03%

Total	0.26%	0.41%	0.55%	0.57%	0.90%	0.68%
2020-A 60+	0.00%**	0.07%	0.11%	0.15%	0.14%	0.16%
Delinquencies (units)
31-60	181	232	311	295	508	365
61-90	3	48	54	76	61	89
91-120+	0	2	22	29	39	23

Total	184	282	387	400	608	477
Residual Advances
Beginning Balance of Residual Advance	0.00	575,232.03	660,999.30	1,039,106.04	1,799,470.22	2,189,601.44
Reimbursement of Outstanding Advance	0.00	343,402.06	446,670.89	137,184.61	500,162.07	1,172,260.69
Additional Advance for Current Period	575,232.03	429,169.33	824,777.63	897,548.79	890,293.29	1,290,219.80

Ending Residual Advances	575,232.03	660,999.30	1,039,106.04	1,799,470.22	2,189,601.44	2,307,560.55
Payment Advances
Beginning Balance of Payment Advance	0.00	2,000,356.94	2,598,003.89	2,426,872.38	2,331,280.55	2,868,465.65
Reimbursement of Outstanding Payment Advance	0.00	563,930.23	1,064,175.60	983,733.83	794,118.43	1,214,708.00
Additional Payment Advance for Current Period	2,000,356.94	1,161,577.18	893,044.09	888,142.00	1,331,303.53	704,973.14

Ending Balance of Payment Advance	2,000,356.94	2,598,003.89	2,426,872.38	2,331,280.55	2,868,465.65	2,358,730.79
Total Collections	34,832,899.22	33,390,605.81	33,901,312.30	30,293,633.55	30,576,273.59	35,763,282.52
2020-A
Total Advances as a % of Total Collections	7.394%	4.764%	5.067%	5.895%	7.266%	5.579%

**	Less than 0.005%, greater than 0.000%

	Jul-20	Aug-20	Sep-20	Oct-20	Nov-20	Dec-20
Prepayment Assumption
Class A-1	0.00	0.00	0.00	0.00	0.00	0.00
Class A-2a	497,700,000.00	471,350,000.00	444,700,000.00	417,750,000.00	390,550,000.00	363,100,000.00
Class A-2b	49,770,000.00	47,135,000.00	44,470,000.00	41,775,000.00	39,055,000.00	36,310,000.00
Class A-3	436,000,000.00	436,000,000.00	436,000,000.00	436,000,000.00	436,000,000.00	436,000,000.00
Class A-4	107,500,000.00	107,500,000.00	107,500,000.00	107,500,000.00	107,500,000.00	107,500,000.00
Overcollateralization	248,539,779.14	248,539,779.14	248,539,779.14	248,539,779.14	248,539,779.14	248,539,779.14

	1,339,509,779.14	1,310,524,779.14	1,281,209,779.14	1,251,564,779.14	1,221,644,779.14	1,191,449,779.14
2020-A Prepayment Assumption	0.889425	0.870179	0.850714	0.831030	0.811164	0.791114
Actual prepayment
Class A-1	24,639,240.54	0.00	0.00	0.00	0.00	0.00
Class A-2a	500,000,000.00	498,623,943.67	473,518,214.64	444,196,787.59	411,676,050.78	378,700,977.18
Class A-2b	50,000,000.00	49,862,394.37	47,351,821.47	44,419,678.76	41,167,605.08	37,870,097.72
Class A-3	436,000,000.00	436,000,000.00	436,000,000.00	436,000,000.00	436,000,000.00	436,000,000.00
Class A-4	107,500,000.00	107,500,000.00	107,500,000.00	107,500,000.00	107,500,000.00	107,500,000.00
Overcollateralization	248,539,779.14	248,539,779.14	248,539,779.14	248,539,779.14	248,539,779.14	248,539,779.14

	1,366,679,019.68	1,340,526,117.18	1,312,909,815.25	1,280,656,245.49	1,244,883,435.00	1,208,610,854.04
2020-A Pool Factor	0.907465	0.890100	0.871763	0.850347	0.826594	0.802509
Monthly Residual Losses	70,124.17	229,377.35	309,523.17	387,332.67	564,665.82	631,802.00
2020-A Cumulative Residual Losses	(455,454.34)	(226,076.99)	83,446.18	470,778.85	1,035,444.67	1,667,246.67
2020-A Residual Losses (as a % of Original Pool Balance)	0.030%	0.015%	(0.006%)	(0.031%)	(0.069%)	(0.111%)
Monthly Net Credit Losses	(13,722.70)	(76,973.74)	34,201.85	229,116.10	(324,701.99)	213,830.96
2020-A Cumulative Net Credit Losses	(1,344,629.25)	(1,421,602.99)	(1,387,401.14)	(1,158,285.04)	(1,482,987.03)	(1,269,156.07)
2020-A Net Credit Losses (as a % of Original Pool Balance)	0.0893%	0.0944%	0.0921%	0.0769%	0.0985%	0.0843%
Delinquencies ($)
31-60	5,706,487.54	5,410,894.67	5,900,988.04	5,487,222.30	5,966,941.20	6,613,278.19
61-90	1,269,941.92	1,448,611.87	1,443,425.25	1,502,074.50	1,574,092.80	1,216,552.86
91-120+	696,175.86	699,584.99	646,314.10	735,536.49	605,747.57	735,104.82

Total	7,672,605.32	7,559,091.53	7,990,727.39	7,724,833.29	8,146,781.57	8,564,935.87

	Jul-20	Aug-20	Sep-20	Oct-20	Nov-20	Dec-20
Delinquencies (%)
31-60	0.42%	0.40%	0.45%	0.43%	0.48%	0.55%
61-90	0.09%	0.11%	0.11%	0.12%	0.13%	0.10%
91-120+	0.05%	0.05%	0.05%	0.06%	0.05%	0.06%

Total	0.56%	0.56%	0.61%	0.60%	0.65%	0.71%
2020-A 60+	0.14%	0.16%	0.16%	0.17%	0.18%	0.16%
Delinquencies (units)
31-60	297	287	310	290	315	370
61-90	69	75	80	83	86	64
91-120+	35	40	35	40	34	42

Total	401	402	425	413	435	476
Residual Advances
Beginning Balance of Residual Advance	2,307,560.55	1,703,444.67	1,703,115.25	2,963,153.68	4,067,707.17	7,590,856.20
Reimbursement of Outstanding Advance	1,773,712.68	1,218,939.74	1,108,898.83	2,398,001.90	3,349,602.62	5,387,402.38
Additional Advance for Current Period	1,169,596.80	1,218,610.32	2,368,937.26	3,502,555.39	6,872,751.65	12,570,971.82

Ending Residual Advances	1,703,444.67	1,703,115.25	2,963,153.68	4,067,707.17	7,590,856.20	14,774,425.64
Payment Advances
Beginning Balance of Payment Advance	2,358,730.79	2,000,108.51	2,121,997.32	2,282,659.95	2,235,208.47	2,388,046.36
Reimbursement of Outstanding Payment Advance	1,017,826.03	684,417.68	690,992.51	818,809.33	726,952.52	940,148.00
Additional Payment Advance for Current Period	659,203.75	806,306.49	851,655.14	771,357.85	879,790.41	814,001.02

Ending Balance of Payment Advance	2,000,108.51	2,121,997.32	2,282,659.95	2,235,208.47	2,388,046.36	2,261,899.38
Total Collections	38,028,866.65	38,259,284.94	43,619,298.07	49,626,863.07	49,646,323.10	63,317,253.13
2020-A
Total Advances as a % of Total Collections	4.809%	5.293%	7.383%	8.612%	15.616%	21.140%

	Jan-21	Feb-21	Mar-21	Apr-21	May-21	Jun-21
Prepayment Assumption
Class A-1	0.00	0.00	0.00	0.00	0.00	0.00
Class A-2a	335,400,000.00	284,500,000.00	246,250,000.00	167,650,000.00	92,350,000.00	17,650,000.00
Class A-2b	33,540,000.00	28,450,000.00	24,625,000.00	16,765,000.00	9,235,000.00	1,765,000.00
Class A-3	436,000,000.00	436,000,000.00	436,000,000.00	436,000,000.00	436,000,000.00	436,000,000.00
Class A-4	107,500,000.00	107,500,000.00	107,500,000.00	107,500,000.00	107,500,000.00	107,500,000.00
Overcollateralization	248,539,779.14	248,539,779.14	248,539,779.14	248,539,779.14	248,539,779.14	248,539,779.14

	1,160,979,779.14	1,104,989,779.14	1,062,914,779.14	976,454,779.14	893,624,779.14	811,454,779.14
2020-A Prepayment Assumption	0.770883	0.733706	0.705768	0.648359	0.593361	0.538800
Actual prepayment
Class A-1	0.00	0.00	0.00	0.00	0.00	0.00
Class A-2a	337,275,424.32	289,663,696.33	242,828,738.68	172,140,460.91	105,743,528.47	47,466,256.11
Class A-2b	33,727,542.43	28,966,369.63	24,282,873.86	17,214,046.08	10,574,352.84	4,746,625.61
Class A-3	436,000,000.00	436,000,000.00	436,000,000.00	436,000,000.00	436,000,000.00	436,000,000.00
Class A-4	107,500,000.00	107,500,000.00	107,500,000.00	107,500,000.00	107,500,000.00	107,500,000.00
Overcollateralization	248,539,779.14	248,539,779.14	248,539,779.14	248,539,779.14	248,539,779.14	248,539,779.14

	1,163,042,745.89	1,110,669,845.10	1,059,151,391.68	981,394,286.13	908,357,660.45	844,252,660.86
2020-A Pool Factor	0.772252	0.737477	0.703269	0.651639	0.603143	0.560578
Monthly Residual Losses	1,577,398.52	2,561,831.17	8,408,057.71	8,506,792.01	4,711,870.02	2,684,279.86
2020-A Cumulative Residual Losses	3,244,645.19	5,806,476.36	14,214,534.07	22,721,326.08	27,433,196.10	30,117,475.96
2020-A Residual Losses (as a % of Original Pool Balance)	(0.215%)	(0.386%)	(0.944%)	(1.509%)	(1.822%)	(2.000%)
Monthly Net Credit Losses	326,553.80	(122,824.10)	264,560.49	521,605.50	381,009.54	381,105.93
2020-A Cumulative Net Credit Losses	(942,602.27)	(1,065,426.37)	(800,865.88)	(279,260.38)	101,749.16	482,855.09
2020-A Net Credit Losses (as a % of Original Pool Balance)	0.0626%	0.0707%	0.0532%	0.0185%	(0.0068%)	(0.0321%)
Delinquencies ($)
31-60	4,495,069.46	6,773,806.99	4,421,737.49	4,319,331.46	4,633,220.18	4,804,108.04
61-90	1,679,623.06	1,225,937.02	955,423.92	866,815.40	829,944.08	814,858.54
91-120+	710,300.16	635,314.01	470,372.97	315,226.32	330,842.52	254,341.18

Total	6,884,992.68	8,635,058.02	5,847,534.38	5,501,373.18	5,794,006.78	5,873,307.76
Delinquencies (%)
31-60	0.39%	0.61%	0.42%	0.44%	0.51%	0.57%
61-90	0.14%	0.11%	0.09%	0.09%	0.09%	0.10%
91-120+	0.06%	0.06%	0.04%	0.03%	0.04%	0.03%

Total	0.59%	0.78%	0.55%	0.56%	0.64%	0.70%

	Jan-21	Feb-21	Mar-21	Apr-21	May-21	Jun-21
2020-A 60+	0.21%	0.17%	0.13%	0.12%	0.13%	0.13%
Delinquencies (units)
31-60	257	388	243	247	257	275
61-90	92	72	59	49	51	45
91-120+	39	35	27	18	18	15

Total	388	495	329	314	326	335
Residual Advances
Beginning Balance of Residual Advance	14,774,425.64	20,763,216.71	23,865,055.22	18,923,762.04	10,347,258.52	5,162,778.20
Reimbursement of Outstanding Advance	8,752,494.69	13,287,053.01	20,005,161.96	15,805,564.42	8,576,323.08	4,838,091.94
Additional Advance for Current Period	14,741,285.76	16,388,891.52	15,063,868.78	7,229,060.90	3,391,842.76	1,738,336.11

Ending Residual Advances	20,763,216.71	23,865,055.22	18,923,762.04	10,347,258.52	5,162,778.20	2,063,022.37
Payment Advances
Beginning Balance of Payment Advance	2,261,899.38	2,225,448.42	3,418,374.65	1,666,779.29	1,655,537.79	1,714,362.35
Reimbursement of Outstanding Payment Advance	895,268.32	643,818.41	2,201,706.33	709,483.29	668,951.32	728,727.98
Additional Payment Advance for Current Period	858,817.36	1,836,744.64	450,110.97	698,241.79	727,775.88	587,756.71

Ending Balance of Payment Advance	2,225,448.42	3,418,374.65	1,666,779.29	1,655,537.79	1,714,362.35	1,573,391.08
Total Collections	74,239,544.14	77,596,090.45	122,812,723.94	113,022,112.35	92,576,701.56	78,144,761.43
2020-A
Total Advances as a % of Total Collections	21.013%	23.488%	12.632%	7.014%	4.450%	2.977%

	Jul-21	Aug-21	Sep-21	Oct-21	Nov-21	Dec-21
Prepayment Assumption
Class A-1	0.00	0.00	0.00	0.00	0.00	0.00
Class A-2a	0.00	0.00	0.00	0.00	0.00	0.00
Class A-2b	0.00	0.00	0.00	0.00	0.00	0.00
Class A-3	422,702,000.00	362,098,000.00	324,820,000.00	270,494,400.00	212,375,600.00	175,315,600.00
Class A-4	107,500,000.00	107,500,000.00	107,500,000.00	107,500,000.00	107,500,000.00	107,500,000.00
Overcollateralization	248,539,779.14	248,539,779.14	248,539,779.14	248,539,779.14	248,539,779.14	248,539,779.14

	778,741,779.14	718,137,779.14	680,859,779.14	626,534,179.14	568,415,379.14	531,355,379.14
2020-A Prepayment Assumption	0.517079	0.476839	0.452086	0.416014	0.377424	0.352816
Actual prepayment
Class A-1	0.00	0.00	0.00	0.00	0.00	0.00
Class A-2a	0.00	0.00	0.00	0.00	0.00	0.00
Class A-2b	0.00	0.00	0.00	0.00	0.00	0.00
Class A-3	431,763,506.15	380,612,315.85	335,847,730.09	288,500,637.68	244,168,722.08	205,608,628.90
Class A-4	107,500,000.00	107,500,000.00	107,500,000.00	107,500,000.00	107,500,000.00	107,500,000.00
Overcollateralization	248,539,779.14	248,539,779.14	248,539,779.14	248,539,779.14	248,539,779.14	248,539,779.14

	787,803,285.29	736,652,094.99	691,887,509.23	644,540,416.82	600,208,501.22	561,648,408.04
2020-A Pool Factor	0.523096	0.489132	0.459409	0.427970	0.398534	0.372931
Monthly Residual Losses	1,302,500.18	1,040,595.26	834,123.09	521,228.33	280,374.34	383,092.91
2020-A Cumulative Residual Losses	31,419,976.14	32,460,571.40	33,294,694.49	33,815,922.82	34,096,297.16	34,479,390.07
2020-A Residual Losses (as a % of Original Pool Balance)	(2.086%)	(2.155%)	(2.211%)	(2.245%)	(2.264%)	(2.289%)
Monthly Net Credit Losses	650,345.37	350,660.37	843,555.75	829,019.64	464,121.64	416,822.26
2020-A Cumulative Net Credit Losses	1,133,200.46	1,483,860.83	2,327,416.58	3,156,436.22	3,620,557.86	4,037,380.12
2020-A Net Credit Losses (as a % of Original Pool Balance)	(0.0752%)	(0.0985%)	(0.1545%)	(0.2096%)	(0.2404%)	(0.2681%)
Delinquencies ($)
31-60	4,470,296.87	3,937,753.41	4,520,020.32	4,048,735.08	4,155,827.05	3,975,344.98
61-90	937,459.63	997,744.36	665,108.01	1,084,304.50	875,745.60	841,472.60
91-120+	357,072.20	422,388.28	419,950.10	247,574.84	312,784.26	369,950.31

Total	5,764,828.70	5,357,886.05	5,605,078.43	5,380,614.42	5,344,356.91	5,186,767.89

	Jul-21	Aug-21	Sep-21	Oct-21	Nov-21	Dec-21
Delinquencies (%)
31-60	0.57%	0.53%	0.65%	0.63%	0.69%	0.71%
61-90	0.12%	0.14%	0.10%	0.17%	0.15%	0.15%
91-120+	0.05%	0.06%	0.06%	0.04%	0.05%	0.07%

Total	0.73%	0.73%	0.81%	0.83%	0.89%	0.92%
2020-A 60+	0.16%	0.19%	0.16%	0.21%	0.20%	0.22%
Delinquencies (units)
31-60	259	226	257	240	252	246
61-90	53	60	37	62	54	53
91-120+	21	25	25	17	19	23

Total	333	311	319	319	325	322
Residual Advances
Beginning Balance of Residual Advance	2,063,022.37	1,678,153.71	1,522,030.77	808,535.14	468,807.30	645,430.83
Reimbursement of Outstanding Advance	1,864,544.64	1,472,964.59	1,386,545.18	681,117.12	297,149.89	526,809.51
Additional Advance for Current Period	1,479,675.98	1,316,841.65	673,049.55	341,389.28	473,773.42	375,151.31

Ending Residual Advances	1,678,153.71	1,522,030.77	808,535.14	468,807.30	645,430.83	493,772.63
Payment Advances
Beginning Balance of Payment Advance	1,573,391.08	1,520,948.60	1,365,072.90	1,432,927.24	1,501,791.33	1,380,185.85
Reimbursement of Outstanding Payment Advance	615,600.93	634,522.42	508,753.27	533,017.35	609,860.92	610,794.46
Additional Payment Advance for Current Period	563,158.45	478,646.72	576,607.61	601,881.44	488,255.44	468,526.33

Ending Balance of Payment Advance	1,520,948.60	1,365,072.90	1,432,927.24	1,501,791.33	1,380,185.85	1,237,917.72
Total Collections	67,511,828.43	58,720,367.28	62,007,688.01	57,282,169.12	49,953,901.82	59,822,498.39
2020-A
Total Advances as a % of Total Collections	3.026%	3.058%	2.015%	1.647%	1.926%	1.410%

	Jan-22	Feb-22	Mar-22	Apr-22	May-22	Jun-22	Jul-22
Prepayment Assumption
Class A-1	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Class A-2a	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Class A-2b	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Class A-3	135,378,000.00	97,140,800.00	60,168,000.00	1,177,200.00	0.00	0.00	0.00
Class A-4	107,500,000.00	107,500,000.00	107,500,000.00	107,500,000.00	64,564,500.00	22,360,000.00	0.00
Overcollateralization	248,539,779.14	248,539,779.14	248,539,779.14	248,539,779.14	248,539,779.14	248,539,779.14	248,539,779.14

	491,417,779.14	453,180,579.14	416,207,779.14	357,216,979.14	313,104,279.14	270,899,779.14	248,539,779.14
2020-A Prepayment Assumption	0.326298	0.300909	0.276359	0.237190	0.207899	0.179876	0.165029
Actual prepayment
Class A-1	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Class A-2a	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Class A-2b	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Class A-3	159,526,830.56	112,991,023.31	64,841,954.00	3,024,363.64	0.00	0.00	0.00
Class A-4	107,500,000.00	107,500,000.00	107,500,000.00	107,500,000.00	62,944,403.31	18,990,636.20	0.00
Overcollateralization	248,539,779.14	248,539,779.14	248,539,779.14	248,539,779.14	248,539,779.14	248,539,779.14	223,549,982.68

	515,566,609.70	469,030,802.45	420,881,733.14	359,064,142.78	311,484,182.45	267,530,415.34	223,549,982.68
2020-A Pool Factor	0.342333	0.311433	0.279463	0.238416	0.206823	0.177638	0.148436
Monthly Residual Losses	351,586.21	348,588.82	499,316.31	260,585.38	300,007.36	297,947.15	340,300.06
2020-A Cumulative Residual Losses	34,830,976.28	35,179,565.10	35,678,881.41	35,939,466.79	36,239,474.15	36,537,421.30	36,877,721.36
2020-A Residual Losses (as a % of Original Pool Balance)	(2.313%)	(2.336%)	(2.369%)	(2.386%)	(2.406%)	(2.426%)	(2.449%)
Monthly Net Credit Losses	391,013.56	615,034.95	555,972.63	387,734.27	354,028.32	226,149.34	313,386.27
2020-A Cumulative Net Credit Losses	4,428,393.68	5,043,428.63	5,599,401.26	5,987,135.53	6,341,163.85	6,567,313.19	6,880,699.46
2020-A Net Credit Losses (as a % of Original Pool Balance)	(0.2940%)	(0.3349%)	(0.3718%)	(0.3975%)	(0.4210%)	(0.4361%)	(0.4569%)

	Jan-22	Feb-22	Mar-22	Apr-22	May-22	Jun-22	Jul-22
Delinquencies ($)
31-60	3,094,956.84	3,246,377.41	2,342,100.06	2,245,865.73	2,119,959.05	2,118,266.51	2,005,041.68
61-90	1,132,433.08	713,554.48	534,607.37	475,822.18	499,410.28	592,229.51	640,241.51
91-120+	355,882.49	470,904.82	130,986.93	214,968.13	327,636.99	178,989.58	308,915.45

Total	4,583,272.41	4,430,836.71	3,007,694.36	2,936,656.04	2,947,006.32	2,889,485.60	2,954,198.64
Delinquencies (%)
31-60	0.60%	0.69%	0.56%	0.63%	0.68%	0.79%	0.90%
61-90	0.22%	0.15%	0.13%	0.13%	0.16%	0.22%	0.29%
91-120+	0.07%	0.10%	0.03%	0.06%	0.11%	0.07%	0.14%

Total	0.89%	0.94%	0.71%	0.82%	0.95%	1.08%	1.32%
2020-A 60+	0.29%	0.25%	0.16%	0.19%	0.27%	0.29%	0.42%
Delinquencies (units)
31-60	193	215	157	152	138	150	142
61-90	73	48	37	32	32	41	44
91-120+	23	33	12	15	22	11	22

Total	289	296	206	199	192	202	208
Residual Advances
Beginning Balance of Residual Advance	493,772.63	595,150.65	429,748.17	474,066.04	513,582.57	385,722.51	509,525.71
Reimbursement of Outstanding Advance	372,897.23	515,611.37	412,257.27	405,545.79	430,060.28	359,834.51	878,323.39
Additional Advance for Current Period	474,275.25	350,208.89	456,575.14	445,062.32	302,200.22	483,637.71	368,797.68

Ending Residual Advances	595,150.65	429,748.17	474,066.04	513,582.57	385,722.51	509,525.71	0.00
Payment Advances
Beginning Balance of Payment Advance	1,237,917.72	1,138,376.56	1,426,646.10	864,277.79	875,352.19	777,535.65	710,994.09
Reimbursement of Outstanding Payment Advance	528,330.67	418,834.87	858,361.88	379,617.68	430,696.00	387,223.13	990,902.95
Additional Payment Advance for Current Period	428,789.51	707,104.41	295,993.57	390,692.08	332,879.46	320,681.57	279,908.86

Ending Balance of Payment Advance	1,138,376.56	1,426,646.10	864,277.79	875,352.19	777,535.65	710,994.09	0.00
Total Collections	59,220,397.74	61,568,340.64	78,508,538.33	60,018,281.11	55,698,151.06	55,685,304.14	54,131,698.83
2020-A
Total Advances as a % of Total Collections	1.525%	1.717%	0.959%	1.392%	1.140%	1.444%	1.198%

2020-B Static Pool Data

	Sep-20	Oct-20	Nov-20	Dec-20	Jan-21	Feb-21
Prepayment Assumption
Class A-1	162,400,000.00	135,701,440.00	108,596,880.00	81,086,320.00	53,218,480.00	24,960,880.00
Class A-2a	537,600,000.00	537,600,000.00	537,600,000.00	537,600,000.00	537,600,000.00	537,600,000.00
Class A-2b	0.00	0.00	0.00	0.00	0.00	0.00
Class A-3	479,400,000.00	479,400,000.00	479,400,000.00	479,400,000.00	479,400,000.00	479,400,000.00
Class A-4	95,600,000.00	95,600,000.00	95,600,000.00	95,600,000.00	95,600,000.00	95,600,000.00
Overcollateralization	251,947,713.40	251,947,713.40	251,947,713.40	251,947,713.40	251,947,713.40	251,947,713.40

	1,526,947,713.40	1,500,249,153.40	1,473,144,593.40	1,445,634,033.40	1,417,766,193.40	1,389,508,593.40
2020-B Prepayment Assumption	1.000000	0.982515	0.964764	0.946748	0.928497	0.909991
Actual prepayment
Class A-1	162,400,000.00	139,311,364.04	114,501,216.85	90,885,477.63	66,250,678.74	41,427,844.35
Class A-2a	537,600,000.00	537,600,000.00	537,600,000.00	537,600,000.00	537,600,000.00	537,600,000.00
Class A-2b	0.00	0.00	0.00	0.00	0.00	0.00
Class A-3	479,400,000.00	479,400,000.00	479,400,000.00	479,400,000.00	479,400,000.00	479,400,000.00
Class A-4	95,600,000.00	95,600,000.00	95,600,000.00	95,600,000.00	95,600,000.00	95,600,000.00
Overcollateralization	251,947,713.40	251,947,713.40	251,947,713.40	251,947,713.40	251,947,713.40	251,947,713.40

	1,526,947,713.40	1,503,859,077.44	1,479,048,930.25	1,455,433,191.03	1,430,798,392.14	1,405,975,557.75
2020-B Pool Factor	1.000000	0.984879	0.968631	0.953165	0.937032	0.920775
Monthly Residual Losses	36,471.10	(60,724.17)	(41,135.40)	(247.30)	(23,506.87)	41,884.58
2020-B Cumulative Residual Losses	36,471.10	(24,253.07)	(65,388.47)	(65,635.77)	(89,142.64)	(47,258.06)
2020-B Residual Losses (as a % of Original Pool Balance)	(0.002%)	0.002%	0.004%	0.004%	0.006%	0.003%
Monthly Net Credit Losses	138,672.79	255,296.64	(245,127.07)	190,783.41	(72,394.39)	(185,302.54)
2020-B Cumulative Net Credit Losses	138,672.79	393,969.43	148,842.36	339,625.77	267,231.38	81,928.84
2020-B Net Credit Losses (as a % of Original Pool Balance)	(0.0091%)	(0.0258%)	(0.0097%)	(0.0222%)	(0.0175%)	(0.0054%)

	Sep-20	Oct-20	Nov-20	Dec-20	Jan-21	Feb-21
Delinquencies ($)
31-60	3,069,428.16	3,055,143.48	3,314,298.43	4,022,194.13	3,844,453.81	4,155,684.09
61-90	15,895.47	496,901.21	552,764.40	747,903.53	704,501.88	967,667.69
91-120+	0.00	0.00	141,494.72	322,880.86	478,369.74	272,086.79

Total	3,085,323.63	3,552,044.69	4,008,557.55	5,092,978.52	5,027,325.43	5,395,438.57
Delinquencies (%)
31-60	0.20%	0.20%	0.22%	0.28%	0.27%	0.30%
61-90	0.00%**	0.03%	0.04%	0.05%	0.05%	0.07%
91-120+	0.00%	0.00%	0.01%	0.02%	0.03%	0.02%

Total	0.20%	0.24%	0.27%	0.35%	0.35%	0.38%
2020-B 60+	0.00%**	0.03%	0.05%	0.07%	0.08%	0.09%
Delinquencies (units)
31-60	152	151	169	207	192	203
61-90	1	25	28	40	40	53
91-120+	0	0	8	16	23	15

Total	153	176	205	263	255	271
Residual Advances
Beginning Balance of Residual Advance	0.00	416,859.35	494,089.96	833,699.22	1,155,267.74	1,891,888.38
Reimbursement of Outstanding Advance	0.00	301,341.31	333,223.74	537,418.37	663,196.81	1,154,355.82
Additional Advance for Current Period	416,859.35	378,571.92	672,833.00	858,986.89	1,399,817.45	1,083,782.58

Ending Residual Advances	416,859.35	494,089.96	833,699.22	1,155,267.74	1,891,888.38	1,821,315.14
Payment Advances
Beginning Balance of Payment Advance	0.00	1,680,847.73	1,690,882.88	1,890,091.75	1,851,195.48	1,901,945.58
Reimbursement of Outstanding Payment Advance	0.00	630,162.97	564,278.74	770,017.60	744,828.75	529,100.48
Additional Payment Advance for Current Period	1,680,847.73	640,198.12	763,487.61	731,121.33	795,578.85	1,935,869.00

Ending Balance of Payment Advance	1,680,847.73	1,690,882.88	1,890,091.75	1,851,195.48	1,901,945.58	3,308,714.10
Total Collections	34,393,780.14	36,225,004.92	33,566,676.33	36,059,542.90	35,331,715.15	35,661,572.57
2020-B
Total Advances as a % of Total Collections	6.099%	2.812%	4.279%	4.410%	6.214%	8.468%

**	Less than 0.005%, greater than 0.000%

	Mar-21	Apr-21	May-21	Jun-21	Jul-21	Aug-21
Prepayment Assumption
Class A-1	0.00	0.00	0.00	0.00	0.00	0.00
Class A-2a	533,944,320.00	505,021,440.00	475,776,000.00	446,154,240.00	416,263,680.00	386,050,560.00
Class A-2b	0.00	0.00	0.00	0.00	0.00	0.00
Class A-3	479,400,000.00	479,400,000.00	479,400,000.00	479,400,000.00	479,400,000.00	479,400,000.00
Class A-4	95,600,000.00	95,600,000.00	95,600,000.00	95,600,000.00	95,600,000.00	95,600,000.00
Overcollateralization	251,947,713.40	251,947,713.40	251,947,713.40	251,947,713.40	251,947,713.40	251,947,713.40

	1,360,892,033.40	1,331,969,153.40	1,302,723,713.40	1,273,101,953.40	1,243,211,393.40	1,212,998,273.40
2020-B Prepayment Assumption	0.891250	0.872308	0.853155	0.833756	0.814181	0.794394
Actual prepayment
Class A-1	16,107,492.57	0.00	0.00	0.00	0.00	0.00
Class A-2a	537,600,000.00	524,569,240.62	491,764,191.15	452,419,028.01	409,110,421.20	367,511,788.46
Class A-2b	0.00	0.00	0.00	0.00	0.00	0.00
Class A-3	479,400,000.00	479,400,000.00	479,400,000.00	479,400,000.00	479,400,000.00	479,400,000.00
Class A-4	95,600,000.00	95,600,000.00	95,600,000.00	95,600,000.00	95,600,000.00	95,600,000.00
Overcollateralization	251,947,713.40	251,947,713.40	251,947,713.40	251,947,713.40	251,947,713.40	251,947,713.40

	1,380,655,205.97	1,351,516,954.02	1,318,711,904.55	1,279,366,741.41	1,236,058,134.60	1,194,459,501.86
2020-B Pool Factor	0.904193	0.885110	0.863626	0.837859	0.809496	0.782253
Monthly Residual Losses	285,219.44	583,443.94	624,084.89	578,044.99	545,326.29	575,051.87
2020-B Cumulative Residual Losses	237,961.38	821,405.32	1,445,490.21	2,023,535.20	2,568,861.49	3,143,913.36
2020-B Residual Losses (as a % of Original Pool Balance)	(0.016%)	(0.054%)	(0.095%)	(0.133%)	(0.168%)	(0.206%)
Monthly Net Credit Losses	231,068.92	477,078.41	401,033.23	387,587.18	662,513.16	528,288.42
2020-B Cumulative Net Credit Losses	312,997.76	790,076.17	1,191,109.40	1,578,696.58	2,241,209.74	2,769,498.16
2020-B Net Credit Losses (as a % of Original Pool Balance)	(0.0205%)	(0.0517%)	(0.0780%)	(0.1034%)	(0.1468%)	(0.1814%)
Delinquencies ($)
31-60	2,851,088.35	2,664,674.38	3,762,550.82	4,045,580.24	4,081,871.05	3,537,839.66
61-90	528,488.22	547,657.13	655,464.90	581,689.61	732,805.49	695,160.11
91-120+	257,712.61	105,899.51	179,679.20	286,549.17	189,378.25	386,642.71

Total	3,637,289.18	3,318,231.02	4,597,694.92	4,913,819.02	5,004,054.79	4,619,642.48

	Mar-21	Apr-21	May-21	Jun-21	Jul-21	Aug-21
Delinquencies (%)
31-60	0.21%	0.20%	0.29%	0.32%	0.33%	0.30%
61-90	0.04%	0.04%	0.05%	0.05%	0.06%	0.06%
91-120+	0.02%	0.01%	0.01%	0.02%	0.02%	0.03%

Total	0.26%	0.25%	0.35%	0.38%	0.40%	0.39%
2020-B 60+	0.06%	0.05%	0.06%	0.07%	0.07%	0.09%
Delinquencies (units)
31-60	151	134	195	220	227	203
61-90	29	31	35	33	41	42
91-120+	16	6	11	15	12	23

Total	196	171	241	268	280	268
Residual Advances
Beginning Balance of Residual Advance	1,821,315.14	2,308,274.55	1,630,793.99	1,353,411.45	1,039,370.43	944,969.99
Reimbursement of Outstanding Advance	1,403,932.68	1,750,831.76	1,393,281.32	1,217,740.86	909,598.66	920,202.70
Additional Advance for Current Period	1,890,892.09	1,073,351.20	1,115,898.78	903,699.84	815,198.22	901,761.03

Ending Residual Advances	2,308,274.55	1,630,793.99	1,353,411.45	1,039,370.43	944,969.99	926,528.32
Payment Advances
Beginning Balance of Payment Advance	3,308,714.10	1,441,173.14	1,504,689.31	1,649,015.63	1,643,625.20	1,636,536.09
Reimbursement of Outstanding Payment Advance	2,213,091.13	560,396.23	540,411.04	637,072.86	612,992.86	669,178.86
Additional Payment Advance for Current Period	345,550.17	623,912.40	684,737.36	631,682.43	605,903.75	559,119.19

Ending Balance of Payment Advance	1,441,173.14	1,504,689.31	1,649,015.63	1,643,625.20	1,636,536.09	1,526,476.42
Total Collections	44,177,068.76	46,953,561.70	53,996,999.91	59,110,329.60	56,480,779.56	57,498,507.09
2020-B
Total Advances as a % of Total Collections	5.062%	3.615%	3.335%	2.597%	2.516%	2.541%

	Sep-21	Oct-21	Nov-21	Dec-21	Jan-22	Feb-22
Prepayment Assumption
Class A-1	0.00	0.00	0.00	0.00	0.00	0.00
Class A-2a	355,568,640.00	314,657,280.00	240,360,960.00	179,128,320.00	103,111,680.00	47,523,840.00
Class A-2b	0.00	0.00	0.00	0.00	0.00	0.00
Class A-3	479,400,000.00	479,400,000.00	479,400,000.00	479,400,000.00	479,400,000.00	479,400,000.00
Class A-4	95,600,000.00	95,600,000.00	95,600,000.00	95,600,000.00	95,600,000.00	95,600,000.00
Overcollateralization	251,947,713.40	251,947,713.40	251,947,713.40	251,947,713.40	251,947,713.40	251,947,713.40

	1,182,516,353.40	1,141,604,993.40	1,067,308,673.40	1,006,076,033.40	930,059,393.40	874,471,553.40
2020-B Prepayment Assumption	0.774431	0.747639	0.698982	0.658880	0.609097	0.572693
Actual prepayment
Class A-1	0.00	0.00	0.00	0.00	0.00	0.00
Class A-2a	325,043,839.61	276,599,696.19	220,211,517.02	166,436,154.48	103,059,406.55	45,434,799.87
Class A-2b	0.00	0.00	0.00	0.00	0.00	0.00
Class A-3	479,400,000.00	479,400,000.00	479,400,000.00	479,400,000.00	479,400,000.00	479,400,000.00
Class A-4	95,600,000.00	95,600,000.00	95,600,000.00	95,600,000.00	95,600,000.00	95,600,000.00
Overcollateralization	251,947,713.40	251,947,713.40	251,947,713.40	251,947,713.40	251,947,713.40	251,947,713.40

	1,151,991,553.01	1,103,547,409.59	1,047,159,230.42	993,383,867.88	930,007,119.95	872,382,513.27
2020-B Pool Factor	0.754441	0.722715	0.685786	0.650568	0.609063	0.571324
Monthly Residual Losses	611,494.77	587,540.09	526,943.23	518,811.94	331,970.09	274,505.89
2020-B Cumulative Residual Losses	3,755,408.13	4,342,948.22	4,869,891.45	5,388,703.39	5,720,673.48	5,995,179.37
2020-B Residual Losses (as a % of Original Pool Balance)	(0.246%)	(0.284%)	(0.319%)	(0.353%)	(0.375%)	(0.393%)
Monthly Net Credit Losses	870,777.64	1,098,199.95	618,967.23	752,027.31	378,878.64	813,272.61
2020-B Cumulative Net Credit Losses	3,640,275.80	4,738,475.75	5,357,442.98	6,109,470.29	6,488,348.93	7,301,621.54
2020-B Net Credit Losses (as a % of Original Pool Balance)	(0.2384%)	(0.3103%)	(0.3509%)	(0.4001%)	(0.4249%)	(0.4782%)
Delinquencies ($)
31-60	4,527,563.99	4,751,835.61	4,803,487.22	4,841,210.80	4,250,057.30	4,569,050.44
61-90	855,723.00	878,071.46	1,092,519.94	1,041,110.60	1,283,197.35	938,697.54
91-120+	332,152.53	518,103.50	364,435.83	696,113.24	509,677.93	454,009.07

Total	5,715,439.52	6,148,010.57	6,260,442.99	6,578,434.64	6,042,932.58	5,961,757.05
Delinquencies (%)
31-60	0.39%	0.43%	0.46%	0.49%	0.46%	0.52%
61-90	0.07%	0.08%	0.10%	0.10%	0.14%	0.11%
91-120+	0.03%	0.05%	0.03%	0.07%	0.05%	0.05%

Total	0.50%	0.56%	0.60%	0.66%	0.65%	0.68%
2020-B 60+	0.10%	0.13%	0.14%	0.17%	0.19%	0.16%

	Sep-21	Oct-21	Nov-21	Dec-21	Jan-22	Feb-22
Delinquencies (units)
31-60	254	277	279	275	250	272
61-90	51	53	68	69	79	61
91-120+	22	32	21	41	31	28

Total	327	362	368	385	360	361
Residual Advances
Beginning Balance of Residual Advance	926,528.32	618,843.80	654,780.57	665,786.46	417,869.35	607,943.10
Reimbursement of Outstanding Advance	849,047.50	516,160.88	475,847.56	564,586.43	341,513.83	457,105.95
Additional Advance for Current Period	541,362.98	552,097.65	486,853.45	316,669.32	531,587.58	480,174.64

Ending Residual Advances	618,843.80	654,780.57	665,786.46	417,869.35	607,943.10	631,011.79
Payment Advances
Beginning Balance of Payment Advance	1,526,476.42	1,715,141.27	1,887,695.65	1,723,546.04	1,559,959.73	1,456,957.66
Reimbursement of Outstanding Payment Advance	522,255.30	618,182.10	824,269.22	788,766.61	702,760.44	548,715.15
Additional Payment Advance for Current Period	710,920.15	790,736.48	660,119.61	625,180.30	599,758.37	1,008,945.51

Ending Balance of Payment Advance	1,715,141.27	1,887,695.65	1,723,546.04	1,559,959.73	1,456,957.66	1,917,188.02
Total Collections	65,164,594.07	74,962,841.24	71,399,825.26	83,315,979.81	73,033,328.61	64,789,664.75
2020-B
Total Advances as a % of Total Collections	1.922%	1.791%	1.606%	1.130%	1.549%	2.298%

	Mar-22	Apr-22	May-22	Jun-22	Jul-22	Aug-22	Sep-22
Prepayment Assumption
Class A-1	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Class A-2a	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Class A-2b	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Class A-3	469,140,840.00	429,206,820.00	353,078,100.00	295,885,680.00	241,809,360.00	195,307,560.00	122,534,640.00
Class A-4	95,600,000.00	95,600,000.00	95,600,000.00	95,600,000.00	95,600,000.00	95,600,000.00	95,600,000.00
Overcollateralization	251,947,713.40	251,947,713.40	251,947,713.40	251,947,713.40	251,947,713.40	251,947,713.40	251,947,713.40

	816,688,553.40	776,754,533.40	700,625,813.40	643,433,393.40	589,357,073.40	542,855,273.40	470,082,353.40
2020-B Prepayment Assumption	0.534850	0.508698	0.458841	0.421385	0.385971	0.355517	0.307858
Actual prepayment
Class A-1	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Class A-2a	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Class A-2b	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Class A-3	473,683,836.05	410,456,049.18	353,499,729.60	301,620,794.78	251,019,015.56	197,749,322.80	140,085,372.98
Class A-4	95,600,000.00	95,600,000.00	95,600,000.00	95,600,000.00	95,600,000.00	95,600,000.00	95,600,000.00
Overcollateralization	251,947,713.40	251,947,713.40	251,947,713.40	251,947,713.40	251,947,713.40	251,947,713.40	251,947,713.40

	821,231,549.45	758,003,762.58	701,047,443.00	649,168,508.18	598,566,728.96	545,297,036.20	487,633,086.38
2020-B Pool Factor	0.537826	0.496418	0.459117	0.425141	0.392002	0.357116	0.319352
Monthly Residual Losses	408,565.58	335,207.78	354,424.20	334,291.32	156,992.58	313,917.35	477,293.45
2020-B Cumulative Residual Losses	6,403,744.95	6,738,952.73	7,093,376.93	7,427,668.25	7,584,660.83	7,898,578.18	8,375,871.63
2020-B Residual Losses (as a % of Original Pool Balance)	(0.419%)	(0.441%)	(0.465%)	(0.486%)	(0.497%)	(0.517%)	(0.549%)
Monthly Net Credit Losses	567,031.39	491,049.94	486,255.02	358,569.20	530,007.80	551,204.95	298,280.11
2020-B Cumulative Net Credit Losses	7,868,652.93	8,359,702.87	8,845,957.89	9,204,527.09	9,734,534.89	10,285,739.84	10,584,019.95
2020-B Net Credit Losses (as a % of Original Pool Balance)	(0.5153%)	(0.5475%)	(0.5793%)	(0.6028%)	(0.6375%)	(0.6736%)	(0.6931%)
Delinquencies ($)
31-60	3,660,601.44	3,601,185.61	3,443,835.50	3,796,975.85	3,832,657.09	3,299,405.36	3,583,645.99
61-90	659,748.41	772,829.29	758,600.09	783,628.20	767,798.27	929,932.35	568,286.44
91-120+	253,996.95	224,845.91	308,355.52	211,916.30	333,333.20	440,399.48	409,282.74

Total	4,574,346.80	4,598,860.81	4,510,791.11	4,792,520.35	4,933,788.56	4,669,737.19	4,561,215.17

	Mar-22	Apr-22	May-22	Jun-22	Jul-22	Aug-22	Sep-22
Delinquencies (%)
31-60	0.45%	0.48%	0.49%	0.58%	0.64%	0.61%	0.73%
61-90	0.08%	0.10%	0.11%	0.12%	0.13%	0.17%	0.12%
91-120+	0.03%	0.03%	0.04%	0.03%	0.06%	0.08%	0.08%

Total	0.56%	0.61%	0.64%	0.74%	0.82%	0.86%	0.94%
2020-B 60+	0.11%	0.13%	0.15%	0.15%	0.18%	0.25%	0.20%
Delinquencies (units)
31-60	213	214	205	236	240	205	220
61-90	41	49	42	49	50	61	35
91-120+	15	15	20	12	20	29	26

Total	269	278	267	297	310	295	281
Residual Advances
Beginning Balance of Residual Advance	631,011.79	697,226.50	698,099.31	688,077.87	397,418.99	767,321.99	1,307,685.40
Reimbursement of Outstanding Advance	564,027.23	525,892.07	544,969.85	626,870.88	240,544.50	585,560.37	1,095,758.62
Additional Advance for Current Period	630,241.94	526,764.88	534,948.41	336,212.00	610,447.50	1,125,923.78	1,213,528.63

Ending Residual Advances	697,226.50	698,099.31	688,077.87	397,418.99	767,321.99	1,307,685.40	1,425,455.41
Payment Advances
Beginning Balance of Payment Advance	1,917,188.02	1,152,688.94	1,344,102.56	1,207,365.13	1,215,984.44	1,192,512.62	1,045,860.26
Reimbursement of Outstanding Payment Advance	1,134,470.68	437,393.42	622,243.19	515,276.31	528,734.04	563,954.42	498,934.35
Additional Payment Advance for Current Period	369,971.60	628,807.04	485,505.76	523,895.62	505,262.22	417,302.06	393,734.84

Ending Balance of Payment Advance	1,152,688.94	1,344,102.56	1,207,365.13	1,215,984.44	1,192,512.62	1,045,860.26	940,660.75
Total Collections	79,860,097.72	71,048,174.33	65,774,902.81	64,540,965.92	67,342,716.69	73,051,672.06	68,676,273.27
2020-B
Total Advances as a % of Total Collections	1.252%	1.626%	1.551%	1.333%	1.657%	2.113%	2.340%

	Oct-22	Nov-22	Dec-22	Jan-23	Feb-23	Mar-23
Prepayment Assumption
Class A-1	0.00	0.00	0.00	0.00	0.00	0.00
Class A-2a	0.00	0.00	0.00	0.00	0.00	0.00
Class A-2b	0.00	0.00	0.00	0.00	0.00	0.00
Class A-3	70,375,920.00	22,244,160.00	0.00	0.00	0.00	0.00
Class A-4	95,600,000.00	95,600,000.00	93,104,840.00	54,530,240.00	17,351,400.00	0.00
Overcollateralization	251,947,713.40	251,947,713.40	251,947,713.40	251,947,713.40	251,947,713.40	251,947,713.40

	417,923,633.40	369,791,873.40	345,052,553.40	306,477,953.40	269,299,113.40	251,947,713.40
2020-B Prepayment Assumption	0.273699	0.242177	0.225975	0.200713	0.176364	0.165001
Actual prepayment
Class A-1	0.00	0.00	0.00	0.00	0.00	0.00
Class A-2a	0.00	0.00	0.00	0.00	0.00	0.00
Class A-2b	0.00	0.00	0.00	0.00	0.00	0.00
Class A-3	86,196,252.21	43,719,471.47	4,076,295.96	0.00	0.00	0.00
Class A-4	95,600,000.00	95,600,000.00	95,600,000.00	60,147,659.48	15,944,490.48	0.00
Overcollateralization	251,947,713.40	251,947,713.40	251,947,713.40	251,947,713.40	251,947,713.40	221,729,094.94

	433,743,965.61	391,267,184.87	351,624,009.36	312,095,372.88	267,892,203.88	221,729,094.94
2020-B Pool Factor	0.284059	0.256241	0.230279	0.204392	0.175443	0.145211
Monthly Residual Losses	506,558.03	394,276.39	344,646.26	550,309.35	625,136.63	646,590.63
2020-B Cumulative Residual Losses	8,882,429.66	9,276,706.05	9,621,352.31	10,171,661.66	10,796,798.29	11,443,388.92
2020-B Residual Losses (as a % of Original Pool Balance)	(0.582%)	(0.608%)	(0.630%)	(0.666%)	(0.707%)	(0.749%)
Monthly Net Credit Losses	245,840.86	345,899.23	304,022.69	61,152.45	216,759.49	216,902.86
2020-B Cumulative Net Credit Losses	10,829,860.81	11,175,760.04	11,479,782.73	11,540,935.18	11,757,694.67	11,974,597.53
2020-B Net Credit Losses (as a % of Original Pool Balance)	(0.7092%)	(0.7319%)	(0.7518%)	(0.7558%)	(0.7700%)	(0.7842%)
Delinquencies ($)
31-60	3,345,817.45	2,786,196.90	2,817,785.51	1,995,052.63	2,261,219.98	1,577,358.64
61-90	847,292.82	910,057.75	709,009.01	684,642.80	633,072.09	401,100.39
91-120+	318,162.07	302,959.35	495,968.58	284,505.43	196,888.94	252,574.35

Total	4,511,272.34	3,999,214.00	4,022,763.10	2,964,200.86	3,091,181.01	2,231,033.38

	Oct-22	Nov-22	Dec-22	Jan-23	Feb-23	Mar-23
Delinquencies (%)
31-60	0.77%	0.71%	0.80%	0.64%	0.84%	0.71%
61-90	0.20%	0.23%	0.20%	0.22%	0.24%	0.18%
91-120+	0.07%	0.08%	0.14%	0.09%	0.07%	0.11%

Total	1.04%	1.02%	1.14%	0.95%	1.15%	1.01%
2020-B 60+	0.27%	0.31%	0.34%	0.31%	0.31%	0.29%
Delinquencies (units)
31-60	207	184	183	134	153	113
61-90	54	57	48	44	44	31
91-120+	19	21	29	19	13	19

Total	280	262	260	197	210	163
Residual Advances
Beginning Balance of Residual Advance	1,425,455.41	1,605,853.17	2,123,817.39	2,292,820.87	1,901,141.66	1,993,130.66
Reimbursement of Outstanding Advance	1,201,842.42	1,263,068.82	1,557,009.73	1,685,253.06	1,184,960.21	2,770,996.62
Additional Advance for Current Period	1,382,240.18	1,781,033.04	1,726,013.21	1,293,573.85	1,276,949.21	777,865.96

Ending Residual Advances	1,605,853.17	2,123,817.39	2,292,820.87	1,901,141.66	1,993,130.66	0.00
Payment Advances
Beginning Balance of Payment Advance	940,660.75	874,519.47	847,776.91	809,690.58	640,654.23	682,386.16
Reimbursement of Outstanding Payment Advance	432,630.64	374,639.47	366,138.32	413,166.26	285,925.24	854,324.39
Additional Payment Advance for Current Period	366,489.36	347,896.91	328,051.99	244,129.91	327,657.17	171,938.23

Ending Balance of Payment Advance	874,519.47	847,776.91	809,690.58	640,654.23	682,386.16	0.00
Total Collections	54,276,530.06	51,462,899.85	51,719,459.18	56,550,522.05	57,231,296.05	63,902,980.45
2020-B
Total Advances as a % of Total Collections	3.222%	4.137%	3.972%	2.719%	2.804%	1.486%

2021-A Static Pool Data

	Oct-21	Nov-21	Dec-21	Jan-22	Feb-22	Mar-22
Prepayment Assumption
Class A-1	123,000,000.00	101,610,300.00	79,900,800.00	57,896,100.00	35,571,600.00	12,976,500.00
Class A-2a	396,000,000.00	396,000,000.00	396,000,000.00	396,000,000.00	396,000,000.00	396,000,000.00
Class A-2b	0.00	0.00	0.00	0.00	0.00	0.00
Class A-3	396,000,000.00	396,000,000.00	396,000,000.00	396,000,000.00	396,000,000.00	396,000,000.00
Class A-4	85,000,000.00	85,000,000.00	85,000,000.00	85,000,000.00	85,000,000.00	85,000,000.00
Overcollateralization	197,605,445.04	197,605,445.04	197,605,445.04	197,605,445.04	197,605,445.04	197,605,445.04

	1,197,605,445.04	1,176,215,745.04	1,154,506,245.04	1,132,501,545.04	1,110,177,045.04	1,087,581,945.04
2021-A Prepayment Assumption	1.000000	0.982140	0.964012	0.945638	0.926997	0.908130
Actual prepayment
Class A-1	123,000,000.00	99,965,222.39	76,390,812.60	50,708,654.91	25,024,087.66	0.00
Class A-2a	396,000,000.00	396,000,000.00	396,000,000.00	396,000,000.00	396,000,000.00	395,105,738.95
Class A-2b	0.00	0.00	0.00	0.00	0.00	0.00
Class A-3	396,000,000.00	396,000,000.00	396,000,000.00	396,000,000.00	396,000,000.00	396,000,000.00
Class A-4	85,000,000.00	85,000,000.00	85,000,000.00	85,000,000.00	85,000,000.00	85,000,000.00
Overcollateralization	197,605,445.04	197,605,445.04	197,605,445.04	197,605,445.04	197,605,445.04	197,605,445.04

	1,197,605,445.04	1,174,570,667.43	1,150,996,257.64	1,125,314,099.95	1,099,629,532.70	1,073,711,183.99
2021-A Pool Factor	1.000000	0.980766	0.961081	0.939637	0.918190	0.896548
Monthly Residual Losses	6,762.01	28,275.29	27,623.41	11,995.81	44,409.00	53,061.77
2021-A Cumulative Residual Losses	6,762.01	35,037.30	62,660.71	74,656.52	119,065.52	172,127.29
2021-A Residual Losses (as a % of Original Pool Balance)	(0.001%)	(0.003%)	(0.005%)	(0.006%)	(0.010%)	(0.014%)
Monthly Net Credit Losses	412,289.89	307,175.95	454,490.41	503,102.77	228,771.79	714,076.81
2021-A Cumulative Net Credit Losses	412,289.89	719,465.84	1,173,956.25	1,677,059.02	1,905,830.81	2,619,907.62
2021-A Net Credit Losses (as a % of Original Pool Balance)	(0.0344%)	(0.0601%)	(0.0980%)	(0.1400%)	(0.1591%)	(0.2188%)
Delinquencies ($)
31-60	3,178,580.76	2,893,008.48	3,247,020.47	3,329,160.53	4,001,109.38	3,069,847.25
61-90	0.00	557,026.69	623,629.25	727,464.93	824,809.49	822,727.19

	Oct-21	Nov-21	Dec-21	Jan-22	Feb-22	Mar-22
91-120+	0.00	0.00	328,935.07	317,021.53	140,731.06	347,324.78

Total	3,178,580.76	3,450,035.17	4,199,584.79	4,373,646.99	4,966,649.93	4,239,899.22
Delinquencies (%)
31-60	0.27%	0.25%	0.28%	0.30%	0.36%	0.29%
61-90	0.00%	0.05%	0.05%	0.06%	0.08%	0.08%
91-120+	0.00%	0.00%	0.03%	0.03%	0.01%	0.03%

Total	0.27%	0.29%	0.36%	0.39%	0.45%	0.39%
2021-A 60+	0.00%	0.05%	0.08%	0.09%	0.09%	0.11%
Delinquencies (units)
31-60	140	127	142	144	180	144
61-90	0	26	28	33	36	38
91-120+	0	0	15	16	7	14

Total	140	153	185	193	223	196
Residual Advances
Beginning Balance of Residual Advance	0.00	76,286.71	59,401.17	71,227.72	363,271.22	305,727.85
Reimbursement of Outstanding Advance	0.00	76,286.71	59,401.17	33,690.68	334,945.26	213,868.67
Additional Advance for Current Period	76,286.71	59,401.17	71,227.72	325,734.18	277,401.89	318,884.68

Ending Residual Advances	76,286.71	59,401.17	71,227.72	363,271.22	305,727.85	410,743.86
Payment Advances
Beginning Balance of Payment Advance	0.00	1,352,610.34	1,337,429.14	1,234,377.33	1,254,709.55	1,798,915.93
Reimbursement of Outstanding Payment Advance	0.00	525,332.40	559,178.99	473,880.74	400,982.81	970,873.20
Additional Payment Advance for Current Period	1,352,610.34	510,151.20	456,127.18	494,212.96	945,189.19	341,879.96

Ending Balance of Payment Advance	1,352,610.34	1,337,429.14	1,234,377.33	1,254,709.55	1,798,915.93	1,169,922.69
Total Collections	32,632,285.31	32,922,857.64	35,663,002.19	34,608,328.42	34,629,070.51	37,926,784.84
2021-A
Total Advances as a % of Total Collections	4.379%	1.730%	1.479%	2.369%	3.531%	1.742%

	Apr-22	May-22	Jun-22	Jul-22	Aug-22	Sep-22
Prepayment Assumption
Class A-1	0.00	0.00	0.00	0.00	0.00	0.00
Class A-2a	386,100,000.00	362,934,000.00	339,490,800.00	315,810,000.00	291,891,600.00	267,696,000.00
Class A-2b	0.00	0.00	0.00	0.00	0.00	0.00
Class A-3	396,000,000.00	396,000,000.00	396,000,000.00	396,000,000.00	396,000,000.00	396,000,000.00
Class A-4	85,000,000.00	85,000,000.00	85,000,000.00	85,000,000.00	85,000,000.00	85,000,000.00
Overcollateralization	197,605,445.04	197,605,445.04	197,605,445.04	197,605,445.04	197,605,445.04	197,605,445.04

	1,064,705,445.04	1,041,539,445.04	1,018,096,245.04	994,415,445.04	970,497,045.04	946,301,445.04
2021-A Prepayment Assumption	0.889029	0.869685	0.850110	0.830336	0.810365	0.790161
Actual prepayment
Class A-1	0.00	0.00	0.00	0.00	0.00	0.00
Class A-2a	367,746,829.78	341,695,024.34	316,051,403.06	289,674,142.68	262,058,370.82	232,631,148.61
Class A-2b	0.00	0.00	0.00	0.00	0.00	0.00
Class A-3	396,000,000.00	396,000,000.00	396,000,000.00	396,000,000.00	396,000,000.00	396,000,000.00
Class A-4	85,000,000.00	85,000,000.00	85,000,000.00	85,000,000.00	85,000,000.00	85,000,000.00
Overcollateralization	197,605,445.04	197,605,445.04	197,605,445.04	197,605,445.04	197,605,445.04	197,605,445.04

	1,046,352,274.82	1,020,300,469.38	994,656,848.10	968,279,587.72	940,663,815.86	911,236,593.65
2021-A Pool Factor	0.873704	0.851950	0.830538	0.808513	0.785454	0.760882
Monthly Residual Losses	91,668.33	71,131.78	54,260.16	(2,543.60)	61,612.40	71,991.98
2021-A Cumulative Residual Losses	263,795.62	334,927.40	389,187.56	386,643.96	448,256.36	520,248.34
2021-A Residual Losses (as a % of Original Pool Balance)	(0.022%)	(0.028%)	(0.032%)	(0.032%)	(0.037%)	(0.043%)
Monthly Net Credit Losses	318,401.12	464,246.81	275,518.75	328,306.63	405,729.72	447,747.24
2021-A Cumulative Net Credit Losses	2,938,308.74	3,402,555.55	3,678,074.30	4,006,380.93	4,412,110.65	4,859,857.89
2021-A Net Credit Losses (as a % of Original Pool Balance)	(0.2453%)	(0.2841%)	(0.3071%)	(0.3345%)	(0.3684%)	(0.4058%)
Delinquencies ($)
31-60	3,155,652.85	3,092,143.09	3,541,237.92	4,253,433.70	3,975,588.20	4,652,473.84
61-90	725,987.51	794,882.06	835,889.39	625,086.65	799,618.69	829,638.64
91-120+	392,813.36	438,666.47	310,092.42	499,945.73	338,956.04	398,815.43

Total	4,274,453.72	4,325,691.62	4,687,219.73	5,378,466.08	5,114,162.93	5,880,927.91
Delinquencies (%)
31-60	0.30%	0.30%	0.36%	0.44%	0.42%	0.51%
61-90	0.07%	0.08%	0.08%	0.06%	0.09%	0.09%

	Apr-22	May-22	Jun-22	Jul-22	Aug-22	Sep-22
91-120+	0.04%	0.04%	0.03%	0.05%	0.04%	0.04%

Total	0.41%	0.42%	0.47%	0.56%	0.54%	0.65%
2021-A 60+	0.11%	0.12%	0.12%	0.12%	0.12%	0.13%
Delinquencies (units)
31-60	148	151	170	204	197	227
61-90	34	38	41	31	42	43
91-120+	16	19	15	24	15	20

Total	198	208	226	259	254	290
Residual Advances
Beginning Balance of Residual Advance	410,743.86	369,657.76	418,123.68	184,426.20	355,136.25	425,454.82
Reimbursement of Outstanding Advance	361,502.60	234,262.77	306,771.68	88,159.44	281,735.11	312,012.20
Additional Advance for Current Period	320,416.50	282,728.69	73,074.20	258,869.49	352,053.68	520,740.29

Ending Residual Advances	369,657.76	418,123.68	184,426.20	355,136.25	425,454.82	634,182.91
Payment Advances
Beginning Balance of Payment Advance	1,169,922.69	1,393,173.49	1,288,091.34	1,352,674.30	1,465,722.26	1,299,227.75
Reimbursement of Outstanding Payment Advance	411,121.61	576,346.82	477,642.95	472,058.12	614,150.18	462,319.13
Additional Payment Advance for Current Period	634,372.41	471,264.67	542,225.91	585,106.08	447,655.67	518,191.15

Ending Balance of Payment Advance	1,393,173.49	1,288,091.34	1,352,674.30	1,465,722.26	1,299,227.75	1,355,099.77
Total Collections	34,842,502.03	34,712,402.60	35,029,722.32	35,862,236.00	38,493,594.43	45,560,700.02
2021-A
Total Advances as a % of Total Collections	2.740%	2.172%	1.757%	2.353%	2.078%	2.280%

	Oct-22	Nov-22	Dec-22	Jan-23	Feb-23	Mar-23
Prepayment Assumption
Class A-1	0.00	0.00	0.00	0.00	0.00	0.00
Class A-2a	243,262,800.00	208,177,200.00	161,964,000.00	90,208,800.00	31,323,600.00	0.00
Class A-2b	0.00	0.00	0.00	0.00	0.00	0.00
Class A-3	396,000,000.00	396,000,000.00	396,000,000.00	396,000,000.00	396,000,000.00	392,792,400.00
Class A-4	85,000,000.00	85,000,000.00	85,000,000.00	85,000,000.00	85,000,000.00	85,000,000.00
Overcollateralization	197,605,445.04	197,605,445.04	197,605,445.04	197,605,445.04	197,605,445.04	197,605,445.04

	921,868,245.04	886,782,645.04	840,569,445.04	768,814,245.04	709,929,045.04	675,397,845.04
2021-A Prepayment Assumption	0.769760	0.740463	0.701875	0.641960	0.592790	0.563957
Actual prepayment
Class A-1	0.00	0.00	0.00	0.00	0.00	0.00
Class A-2a	196,612,525.22	155,237,638.82	106,056,376.26	55,891,706.13	9,044,614.87	0.00
Class A-2b	0.00	0.00	0.00	0.00	0.00	0.00
Class A-3	396,000,000.00	396,000,000.00	396,000,000.00	396,000,000.00	396,000,000.00	360,337,978.71
Class A-4	85,000,000.00	85,000,000.00	85,000,000.00	85,000,000.00	85,000,000.00	85,000,000.00
Overcollateralization	197,605,445.04	197,605,445.04	197,605,445.04	197,605,445.04	197,605,445.04	197,605,445.04

	875,217,970.26	833,843,083.86	784,661,821.30	734,497,151.17	687,650,059.91	642,943,423.75
2021-A Pool Factor	0.730807	0.696259	0.655192	0.613305	0.574187	0.536857
Monthly Residual Losses	214,931.64	216,069.86	490,294.63	663,995.12	764,808.38	825,166.50
2021-A Cumulative Residual Losses	735,179.98	951,249.84	1,441,544.47	2,105,539.59	2,870,347.97	3,695,514.47
2021-A Residual Losses (as a % of Original Pool Balance)	(0.061%)	(0.079%)	(0.120%)	(0.176%)	(0.240%)	(0.309%)
Monthly Net Credit Losses	426,905.02	424,289.54	371,333.31	409,894.90	218,166.71	114,297.44
2021-A Cumulative Net Credit Losses	5,286,762.91	5,711,052.45	6,082,385.76	6,492,280.66	6,710,447.37	6,824,744.81
2021-A Net Credit Losses (as a % of Original Pool Balance)	(0.4414%)	(0.4769%)	(0.5079%)	(0.5421%)	(0.5603%)	(0.5699%)
Delinquencies ($)
31-60	4,749,081.23	4,833,892.57	5,418,207.78	4,382,429.22	4,702,973.94	4,090,409.50
61-90	1,135,307.95	965,976.69	890,432.13	1,298,765.38	1,029,484.07	897,541.55
91-120+	396,893.12	400,818.19	436,372.36	391,680.45	395,532.29	288,813.88

Total	6,281,282.30	6,200,687.45	6,745,012.27	6,072,875.05	6,127,990.30	5,276,764.93

	Oct-22	Nov-22	Dec-22	Jan-23	Feb-23	Mar-23
Delinquencies (%)
31-60	0.54%	0.58%	0.69%	0.60%	0.68%	0.64%
61-90	0.13%	0.12%	0.11%	0.18%	0.15%	0.14%
91-120+	0.05%	0.05%	0.06%	0.05%	0.06%	0.04%

Total	0.72%	0.74%	0.86%	0.83%	0.89%	0.82%
2021-A 60+	0.18%	0.16%	0.17%	0.23%	0.21%	0.18%
Delinquencies (units)
31-60	241	241	280	226	246	216
61-90	58	52	45	66	53	52
91-120+	21	21	24	19	21	16

Total	320	314	349	311	320	284
Residual Advances
Beginning Balance of Residual Advance	634,182.91	1,150,682.37	2,565,337.80	3,096,788.57	3,337,348.44	2,865,159.17
Reimbursement of Outstanding Advance	523,679.53	919,312.59	2,090,239.47	2,401,746.41	2,250,437.31	2,165,256.25
Additional Advance for Current Period	1,040,178.99	2,333,968.02	2,621,690.24	2,642,306.28	1,778,248.04	2,037,388.24

Ending Residual Advances	1,150,682.37	2,565,337.80	3,096,788.57	3,337,348.44	2,865,159.17	2,737,291.16
Payment Advances
Beginning Balance of Payment Advance	1,355,099.77	1,362,081.98	1,435,645.59	1,431,528.18	1,258,738.03	1,411,220.52
Reimbursement of Outstanding Payment Advance	485,325.90	483,582.22	548,395.48	612,871.03	441,332.70	684,997.01
Additional Payment Advance for Current Period	492,308.11	557,145.83	544,278.07	440,080.88	593,815.19	338,777.69

Ending Balance of Payment Advance	1,362,081.98	1,435,645.59	1,431,528.18	1,258,738.03	1,411,220.52	1,065,001.20
Total Collections	51,115,021.78	60,126,314.34	62,682,112.29	58,935,942.09	55,950,307.30	69,683,634.65
2021-A
Total Advances as a % of Total Collections	2.998%	4.808%	5.051%	5.230%	4.240%	3.410%

	Apr-23	May-23	Jun-23	Jul-23	Aug-23	Sep-23
Prepayment Assumption
Class A-1	0.00	0.00	0.00	0.00	0.00	0.00
Class A-2a	0.00	0.00	0.00	0.00	0.00	0.00
Class A-2b	0.00	0.00	0.00	0.00	0.00	0.00
Class A-3	337,431,600.00	300,999,600.00	240,966,000.00	183,704,400.00	142,560,000.00	88,149,600.00
Class A-4	85,000,000.00	85,000,000.00	85,000,000.00	85,000,000.00	85,000,000.00	85,000,000.00
Overcollateralization	197,605,445.04	197,605,445.04	197,605,445.04	197,605,445.04	197,605,445.04	197,605,445.04

	620,037,045.04	583,605,045.04	523,571,445.04	466,309,845.04	425,165,445.04	370,755,045.04
2021-A Prepayment Assumption	0.517731	0.487310	0.437182	0.389369	0.355013	0.309580
Actual prepayment
Class A-1	0.00	0.00	0.00	0.00	0.00	0.00
Class A-2a	0.00	0.00	0.00	0.00	0.00	0.00
Class A-2b	0.00	0.00	0.00	0.00	0.00	0.00
Class A-3	303,829,207.03	258,478,208.30	199,276,262.44	146,708,544.80	102,543,906.26	52,214,942.12
Class A-4	85,000,000.00	85,000,000.00	85,000,000.00	85,000,000.00	85,000,000.00	85,000,000.00
Overcollateralization	197,605,445.04	197,605,445.04	197,605,445.04	197,605,445.04	197,605,445.04	197,605,445.04

	586,434,652.07	541,083,653.34	481,881,707.48	429,313,989.84	385,149,351.30	334,820,387.16
2021-A Pool Factor	0.489673	0.451805	0.402371	0.358477	0.321600	0.279575
Monthly Residual Losses	580,923.10	552,159.80	469,151.52	332,588.91	516,446.55	370,640.15
2021-A Cumulative Residual Losses	4,276,437.57	4,828,597.37	5,297,748.89	5,630,337.80	6,146,784.35	6,517,424.50
2021-A Residual Losses (as a % of Original Pool Balance)	(0.357%)	(0.403%)	(0.442%)	(0.470%)	(0.513%)	(0.544%)
Monthly Net Credit Losses	352,062.82	205,304.05	220,862.28	(13,682.33)	306,807.04	(49,741.80)
2021-A Cumulative Net Credit Losses	7,176,807.63	7,382,111.68	7,602,973.96	7,589,291.63	7,896,098.67	7,846,356.87
2021-A Net Credit Losses (as a % of Original Pool Balance)	(0.5993%)	(0.6164%)	(0.6348%)	(0.6337%)	(0.6593%)	(0.6552%)
Delinquencies ($)
31-60	3,805,021.30	3,705,690.70	3,541,837.53	5,106,172.56	3,776,764.33	4,388,792.27
61-90	1,294,046.96	818,180.54	956,028.50	729,072.22	1,578,751.72	924,167.19
91-120+	334,286.87	544,667.55	318,202.65	484,339.11	364,926.26	658,088.80

Total	5,433,355.13	5,068,538.79	4,816,068.68	6,319,583.89	5,720,442.31	5,971,048.26

	Apr-23	May-23	Jun-23	Jul-23	Aug-23	Sep-23
Delinquencies (%)
31-60	0.65%	0.68%	0.74%	1.19%	0.98%	1.31%
61-90	0.22%	0.15%	0.20%	0.17%	0.41%	0.28%
91-120+	0.06%	0.10%	0.07%	0.11%	0.09%	0.20%

Total	0.93%	0.94%	1.00%	1.47%	1.49%	1.78%
2021-A 60+	0.28%	0.25%	0.26%	0.28%	0.50%	0.47%
Delinquencies (units)
31-60	209	194	194	279	207	251
61-90	69	41	51	41	88	51
91-120+	22	30	15	23	19	38

Total	300	265	260	343	314	340
Residual Advances
Beginning Balance of Residual Advance	2,737,291.16	1,913,799.20	1,920,090.60	2,382,598.72	2,460,114.83	2,380,186.34
Reimbursement of Outstanding Advance	2,257,078.79	1,819,502.00	1,663,515.15	1,872,290.76	2,022,674.34	1,908,524.70
Additional Advance for Current Period	1,433,586.83	1,825,793.40	2,126,023.27	1,949,806.87	1,942,745.85	1,723,794.70

Ending Residual Advances	1,913,799.20	1,920,090.60	2,382,598.72	2,460,114.83	2,380,186.34	2,195,456.34
Payment Advances
Beginning Balance of Payment Advance	1,065,001.20	1,261,818.89	1,083,730.67	1,058,056.58	1,021,287.07	957,794.79
Reimbursement of Outstanding Payment Advance	359,852.72	552,077.83	453,352.57	414,289.96	415,898.43	370,662.14
Additional Payment Advance for Current Period	556,670.41	373,989.61	427,678.48	377,520.45	352,406.15	403,257.26

Ending Balance of Payment Advance	1,261,818.89	1,083,730.67	1,058,056.58	1,021,287.07	957,794.79	990,389.91
Total Collections	56,001,539.46	71,049,596.05	63,199,898.59	53,105,787.09	60,681,866.21	55,124,207.67
2021-A
Total Advances as a % of Total Collections	3.554%	3.096%	4.041%	4.382%	3.782%	3.859%

	Oct-23	Nov-23	Dec-23
Prepayment Assumption
Class A-1	0.00	0.00	0.00
Class A-2a	0.00	0.00	0.00
Class A-2b	0.00	0.00	0.00
Class A-3	38,491,200.00	0.00	0.00
Class A-4	85,000,000.00	78,140,500.00	35,105,000.00
Overcollateralization	197,605,445.04	197,605,445.04	197,605,445.04

	321,096,645.04	275,745,945.04	232,710,445.04
2021-A Prepayment Assumption	0.268116	0.230248	0.194313
Actual prepayment
Class A-1	0.00	0.00	0.00
Class A-2a	0.00	0.00	0.00
Class A-2b	0.00	0.00	0.00
Class A-3	6,706,458.93	0.00	0.00
Class A-4	85,000,000.00	44,868,093.92	5,379,237.18
Overcollateralization	197,605,445.04	197,605,445.04	197,605,445.04

	289,311,903.97	242,473,538.96	202,984,682.22
2021-A Pool Factor	0.241575	0.202465	0.169492
Monthly Residual Losses	345,976.38	281,661.44	587,919.79
2021-A Cumulative Residual Losses	6,863,400.88	7,145,062.32	7,732,982.11
2021-A Residual Losses (as a % of Original Pool Balance)	(0.573%)	(0.597%)	(0.646%)
Monthly Net Credit Losses	24,801.58	(35,765.59)	266,165.45
2021-A Cumulative Net Credit Losses	7,871,158.45	7,835,392.86	8,101,558.31
2021-A Net Credit Losses (as a % of Original Pool Balance)	(0.6572%)	(0.6543%)	(0.6765%)
Delinquencies ($)
31-60	3,666,378.21	4,421,366.71	3,979,781.73
61-90	978,796.43	1,220,543.27	1,047,782.18
91-120+	490,994.92	376,453.37	632,957.37

Total	5,136,169.56	6,018,363.35	5,660,521.28

	Oct-23	Nov-23	Dec-23
Delinquencies (%)
31-60	1.27%	1.82%	1.96%
61-90	0.34%	0.50%	0.52%
91-120+	0.17%	0.16%	0.31%

Total	1.78%	2.48%	2.79%
2021-A 60+	0.51%	0.66%	0.83%
Delinquencies (units)
31-60	218	263	251
61-90	55	72	62
91-120+	29	22	40

Total	302	357	353
Residual Advances
Beginning Balance of Residual Advance	2,195,456.34	2,746,455.97	3,031,293.02
Reimbursement of Outstanding Advance	1,644,999.30	2,311,497.95	6,467,105.51
Additional Advance for Current Period	2,195,998.93	2,596,335.00	3,435,812.49

Ending Residual Advances	2,746,455.97	3,031,293.02	0.00
Payment Advances
Beginning Balance of Payment Advance	990,389.91	834,760.11	859,328.94
Reimbursement of Outstanding Payment Advance	451,463.72	328,512.02	1,210,127.49
Additional Payment Advance for Current Period	295,833.92	353,080.85	350,798.55

Ending Balance of Payment Advance	834,760.11	859,328.94	0.00
Total Collections	56,468,091.78	48,883,402.74	43,788,972.02
2021-A
Total Advances as a % of Total Collections	4.413%	6.034%	8.647%

2022-A Static Pool Data

	Jun-22		Jul-22	Aug-22	Sep-22	Oct-22	Nov-22
Prepayment Assumption
Class A-1	118,300,000.00		97,798,610.00	76,977,810.00	55,837,600.00	34,377,980.00	12,622,610.00
Class A-2a	209,000,000.00		209,000,000.00	209,000,000.00	209,000,000.00	209,000,000.00	209,000,000.00
Class A-2b	175,100,000.00		175,100,000.00	175,100,000.00	175,100,000.00	175,100,000.00	175,100,000.00
Class A-3	362,000,000.00		362,000,000.00	362,000,000.00	362,000,000.00	362,000,000.00	362,000,000.00
Class A-4	75,000,000.00		75,000,000.00	75,000,000.00	75,000,000.00	75,000,000.00	75,000,000.00
Overcollateralization	272,735,507.43		272,735,507.43	272,735,507.43	272,735,507.43	272,735,507.43	272,735,507.43

	1,212,135,507.43		1,191,634,117.43	1,170,813,317.43	1,149,673,107.43	1,128,213,487.43	1,106,458,117.43
2022-A Prepayment Assumption	1.000000		0.983087	0.965910	0.948469	0.930765	0.912817
Actual prepayment
Class A-1	118,300,000.00		95,512,261.21	72,824,164.14	49,764,855.30	25,716,543.71	1,773,873.84
Class A-2a	209,000,000.00		209,000,000.00	209,000,000.00	209,000,000.00	209,000,000.00	209,000,000.00
Class A-2b	175,100,000.00		175,100,000.00	175,100,000.00	175,100,000.00	175,100,000.00	175,100,000.00
Class A-3	362,000,000.00		362,000,000.00	362,000,000.00	362,000,000.00	362,000,000.00	362,000,000.00
Class A-4	75,000,000.00		75,000,000.00	75,000,000.00	75,000,000.00	75,000,000.00	75,000,000.00
Overcollateralization	272,735,507.43		272,735,507.43	272,735,507.43	272,735,507.43	272,735,507.43	272,735,507.43

	1,212,135,507.43		1,189,347,768.64	1,166,659,671.57	1,143,600,362.73	1,119,552,051.14	1,095,609,381.27
2022-A Pool Factor	1.000000		0.981200	0.962483	0.943459	0.923620	0.903867
Monthly Residual Losses	5,100.05		1,732.42	(9,394.73)	15,616.50	17,150.89	6,369.79
2022-A Cumulative Residual Losses	5,100.05		6,832.47	(2,562.26)	13,054.24	30,205.13	36,574.92
2022-A Residual Losses (as a % of Original Pool Balance)	0.000	%*	(0.001%)	0.000%**	(0.001%)	(0.002%)	(0.003%)
Monthly Net Credit Losses	309,841.86		327,484.48	384,334.96	89,951.72	438,718.10	156,061.71
2022-A Cumulative Net Credit Losses	309,841.86		637,326.34	1,021,661.30	1,111,613.02	1,550,331.12	1,706,392.83
2022-A Net Credit Losses (as a % of Original Pool Balance)	(0.0256%)		(0.0526%)	(0.0843%)	(0.0917%)	(0.1279%)	(0.1408%)
Delinquencies ($)
31-60	2,340,671.46		2,945,240.83	2,915,959.17	4,001,835.57	3,844,298.55	4,451,841.86
61-90	0.00		425,237.94	828,210.04	796,475.66	822,534.34	1,016,010.54
91-120+	0.00		0.00	240,368.53	379,094.38	527,431.20	490,955.78

Total	2,340,671.46		3,370,478.77	3,984,537.74	5,177,405.61	5,194,264.09	5,958,808.18

 * Less than 0.0000%, greater than -0.0005%

** Less than 0.0005%, greater than 0.0000%

	Jun-22	Jul-22	Aug-22	Sep-22	Oct-22	Nov-22
Delinquencies (%)
31-60	0.19%	0.25%	0.25%	0.35%	0.34%	0.41%
61-90	0.00%	0.04%	0.07%	0.07%	0.07%	0.09%
91-120+	0.00%	0.00%	0.02%	0.03%	0.05%	0.04%

Total	0.19%	0.28%	0.34%	0.45%	0.46%	0.54%
2022-A 60+	0.00%	0.04%	0.09%	0.10%	0.12%	0.14%
Delinquencies (units)
31-60	94	118	109	154	160	179
61-90	0	16	32	28	32	40
91-120+	0	0	9	16	20	19

Total	94	134	150	198	212	238
Residual Advances
Beginning Balance of Residual Advance	0.00	89,793.34	160,055.73	241,615.97	362,804.81	419,977.63
Reimbursement of Outstanding Advance	0.00	24,431.73	97,630.65	197,162.53	318,491.89	367,253.26
Additional Advance for Current Period	89,793.34	94,694.12	179,190.89	318,351.37	375,664.71	563,390.83

Ending Residual Advances	89,793.34	160,055.73	241,615.97	362,804.81	419,977.63	616,115.20
Payment Advances
Beginning Balance of Payment Advance	0.00	1,230,192.35	1,340,516.20	1,230,452.25	1,314,433.85	1,319,459.67
Reimbursement of Outstanding Payment Advance	0.00	431,100.70	542,284.56	431,657.77	483,372.96	430,942.83
Additional Payment Advance for Current Period	1,230,192.35	541,424.55	432,220.61	515,639.37	488,398.78	561,314.98

Ending Balance of Payment Advance	1,230,192.35	1,340,516.20	1,230,452.25	1,314,433.85	1,319,459.67	1,449,831.82
Total Collections	32,182,420.11	31,021,210.56	31,971,999.42	32,522,113.60	32,309,689.28	31,300,544.85
2022-A
Total Advances as a % of Total Collections	4.102%	2.051%	1.912%	2.564%	2.674%	3.593%

	Dec-22	Jan-23	Feb-23	Mar-23	Apr-23	May-23	Jun-23
Prepayment Assumption
Class A-1	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Class A-2a	203,879,500.00	191,715,700.00	179,405,600.00	166,949,200.00	154,346,500.00	141,618,400.00	128,723,100.00
Class A-2b	170,810,050.00	160,619,230.00	150,305,840.00	139,869,880.00	129,311,350.00	118,647,760.00	107,844,090.00
Class A-3	362,000,000.00	362,000,000.00	362,000,000.00	362,000,000.00	362,000,000.00	362,000,000.00	362,000,000.00
Class A-4	75,000,000.00	75,000,000.00	75,000,000.00	75,000,000.00	75,000,000.00	75,000,000.00	75,000,000.00
Overcollateralization	272,735,507.43	272,735,507.43	272,735,507.43	272,735,507.43	272,735,507.43	272,735,507.43	272,735,507.43

	1,084,425,057.43	1,062,070,437.43	1,039,446,947.43	1,016,554,587.43	993,393,357.43	970,001,667.43	946,302,697.43
2022-A Prepayment Assumption	0.894640	0.876198	0.857534	0.838648	0.819540	0.800242	0.780691
Actual prepayment
Class A-1	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Class A-2a	197,274,903.08	185,442,387.15	172,433,326.73	158,440,842.36	140,497,695.43	122,685,545.04	100,949,424.54
Class A-2b	165,276,725.02	155,363,454.50	144,464,476.13	132,741,586.11	117,708,834.78	102,785,832.23	84,575,331.28
Class A-3	362,000,000.00	362,000,000.00	362,000,000.00	362,000,000.00	362,000,000.00	362,000,000.00	362,000,000.00
Class A-4	75,000,000.00	75,000,000.00	75,000,000.00	75,000,000.00	75,000,000.00	75,000,000.00	75,000,000.00
Overcollateralization	272,735,507.43	272,735,507.43	272,735,507.43	272,735,507.43	272,735,507.43	272,735,507.43	272,735,507.43

	1,072,287,135.53	1,050,541,349.08	1,026,633,310.29	1,000,917,935.90	967,942,037.64	935,206,884.70	895,260,263.25
2022-A Pool Factor	0.884626	0.866686	0.846962	0.825748	0.798543	0.771537	0.738581
Monthly Residual Losses	(35,123.91)	5,089.77	48,453.31	120,811.98	74,175.50	72,817.15	86,065.37
2022-A Cumulative Residual Losses	1,451.01	6,540.78	54,994.09	175,806.07	249,981.57	322,798.72	408,864.09
2022-A Residual Losses (as a % of Original Pool Balance)	0.000%*	(0.001%)	(0.005%)	(0.015%)	(0.021%)	(0.027%)	(0.034%)
Monthly Net Credit Losses	226,024.40	92,326.62	327,477.75	30,761.12	267,310.11	173,616.17	119,833.00
2022-A Cumulative Net Credit Losses	1,932,417.23	2,024,743.85	2,352,221.60	2,382,982.72	2,650,292.83	2,823,909.00	2,943,742.00
2022-A Net Credit Losses (as a % of Original Pool Balance)	(0.1594%)	(0.1670%)	(0.1941%)	(0.1966%)	(0.2186%)	(0.2330%)	(0.2429%)
Delinquencies ($)
31-60	4,988,659.94	4,115,994.28	4,883,525.11	4,335,998.33	5,441,575.33	4,549,095.02	4,951,684.11
61-90	866,293.03	993,328.46	777,697.76	620,830.37	838,644.11	1,039,728.75	1,194,350.37
91-120+	481,482.55	348,391.16	436,401.00	358,051.14	386,870.99	393,513.69	425,295.84

Total	6,336,435.52	5,457,713.90	6,097,623.87	5,314,879.84	6,667,090.43	5,982,337.46	6,571,330.32

 * Less than 0.0000%, greater than -0.0005%

	Dec-22	Jan-23	Feb-23	Mar-23	Apr-23	May-23	Jun-23
Delinquencies (%)
31-60	0.47%	0.39%	0.48%	0.43%	0.56%	0.49%	0.55%
61-90	0.08%	0.09%	0.08%	0.06%	0.09%	0.11%	0.13%
91-120+	0.04%	0.03%	0.04%	0.04%	0.04%	0.04%	0.05%

Total	0.59%	0.52%	0.59%	0.53%	0.69%	0.64%	0.73%
2022-A 60+	0.13%	0.13%	0.12%	0.10%	0.13%	0.15%	0.18%
Delinquencies (units)
31-60	210	169	206	188	235	201	223
61-90	33	39	32	28	37	45	52
91-120+	20	13	17	14	17	19	19

Total	263	221	255	230	289	265	294
Residual Advances
Beginning Balance of Residual Advance	616,115.20	601,804.94	720,001.13	851,296.65	824,904.68	587,363.06	879,230.29
Reimbursement of Outstanding Advance	459,365.57	441,375.59	336,453.37	683,528.89	686,600.47	550,189.29	700,708.40
Additional Advance for Current Period	445,055.31	559,571.78	467,748.89	657,136.92	449,058.85	842,056.52	1,566,642.10

Ending Residual Advances	601,804.94	720,001.13	851,296.65	824,904.68	587,363.06	879,230.29	1,745,163.99
Payment Advances
Beginning Balance of Payment Advance	1,449,831.82	1,458,198.34	1,308,231.81	1,568,967.21	1,206,605.22	1,535,121.91	1,319,375.07
Reimbursement of Outstanding Payment Advance	541,435.01	580,899.61	399,594.08	749,300.23	376,127.80	626,834.00	477,111.15
Additional Payment Advance for Current Period	549,801.53	430,933.08	660,329.48	386,938.24	704,644.49	411,087.16	506,286.23

Ending Balance of Payment Advance	1,458,198.34	1,308,231.81	1,568,967.21	1,206,605.22	1,535,121.91	1,319,375.07	1,348,550.15
Total Collections	30,006,537.69	31,922,036.36	33,445,040.14	41,995,980.62	40,469,718.30	48,488,565.04	55,047,706.31
2022-A
Total Advances as a % of Total Collections	3.315%	3.103%	3.373%	2.486%	2.851%	2.584%	3.766%

	Jul-23	Aug-23	Sep-23	Oct-23	Nov-23	Dec-23	Jan-24
Prepayment Assumption
Class A-1	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Class A-2a	112,003,100.00	79,378,200.00	50,787,000.00	15,967,600.00	0.00	0.00	0.00
Class A-2b	93,836,090.00	66,502,980.00	42,549,300.00	13,377,640.00	0.00	0.00	0.00
Class A-3	362,000,000.00	362,000,000.00	362,000,000.00	362,000,000.00	330,071,600.00	295,790,200.00	240,114,600.00
Class A-4	75,000,000.00	75,000,000.00	75,000,000.00	75,000,000.00	75,000,000.00	75,000,000.00	75,000,000.00
Overcollateralization	272,735,507.43	272,735,507.43	272,735,507.43	272,735,507.43	272,735,507.43	272,735,507.43	272,735,507.43

	915,574,697.43	855,616,687.43	803,071,807.43	739,080,747.43	677,807,107.43	643,525,707.43	587,850,107.43
2022-A Prepayment Assumption	0.755340	0.705875	0.662526	0.609734	0.559184	0.530902	0.484971
Actual prepayment
Class A-1	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Class A-2a	75,489,105.26	50,120,088.54	22,614,932.68	0.00	0.00	0.00	0.00
Class A-2b	63,244,700.15	41,990,562.22	18,946,768.96	0.00	0.00	0.00	0.00
Class A-3	362,000,000.00	362,000,000.00	362,000,000.00	356,546,193.49	310,511,658.99	270,262,523.01	231,119,053.53
Class A-4	75,000,000.00	75,000,000.00	75,000,000.00	75,000,000.00	75,000,000.00	75,000,000.00	75,000,000.00
Overcollateralization	272,735,507.43	272,735,507.43	272,735,507.43	272,735,507.43	272,735,507.43	272,735,507.43	272,735,507.43

	848,469,312.84	801,846,158.19	751,297,209.07	704,281,700.92	658,247,166.42	617,998,030.44	578,854,560.96
2022-A Pool Factor	0.699979	0.661515	0.619813	0.581026	0.543048	0.509842	0.477549
Monthly Residual Losses	1,353.62	106,513.65	72,941.50	(254,860.63)	(294,698.15)	(358,212.76)	(171,076.89)
2022-A Cumulative Residual Losses	410,217.71	516,731.36	589,672.86	334,812.23	40,114.08	(318,098.68)	(489,175.57)
2022-A Residual Losses (as a % of Original Pool Balance)	(0.034%)	(0.043%)	(0.049%)	(0.028%)	(0.003%)	0.026%	0.040%
Monthly Net Credit Losses	332,768.31	85,946.16	28,157.86	161,042.13	(104,812.23)	(53,262.01)	(175,861.62)
2022-A Cumulative Net Credit Losses	3,276,510.31	3,362,456.47	3,390,614.33	3,551,656.46	3,446,844.23	3,393,582.22	3,217,720.60
2022-A Net Credit Losses (as a % of Original Pool Balance)	(0.2703%)	(0.2774%)	(0.2797%)	(0.2930%)	(0.2844%)	(0.2800%)	(0.2655%)
Delinquencies ($)
31-60	5,406,432.18	5,997,942.55	5,858,446.68	6,207,523.15	7,447,660.03	6,945,563.52	6,016,566.20
61-90	1,033,878.20	988,379.96	1,370,907.08	1,343,193.70	1,704,673.29	1,746,907.94	1,647,837.98
91-120+	597,409.38	525,185.06	348,068.91	658,914.52	884,492.05	982,060.39	849,402.73

Total	7,037,719.76	7,511,507.57	7,577,422.67	8,209,631.37	10,036,825.37	9,674,531.85	8,513,806.91

	Jul-23	Aug-23	Sep-23	Oct-23	Nov-23	Dec-23	Jan-24
Delinquencies (%)
31-60	0.64%	0.75%	0.78%	0.88%	1.13%	1.12%	1.04%
61-90	0.12%	0.12%	0.18%	0.19%	0.26%	0.28%	0.28%
91-120+	0.07%	0.07%	0.05%	0.09%	0.13%	0.16%	0.15%

Total	0.83%	0.94%	1.01%	1.17%	1.52%	1.57%	1.47%
2022-A 60+	0.19%	0.19%	0.23%	0.28%	0.39%	0.44%	0.43%
Delinquencies (units)
31-60	250	275	271	290	348	329	284
61-90	44	47	63	62	81	88	83
91-120+	27	23	17	32	40	44	41

Total	321	345	351	384	469	461	408
Residual Advances
Beginning Balance of Residual Advance	1,745,163.99	1,635,026.31	2,814,700.94	4,299,858.66	5,063,572.64	6,544,250.35	9,245,379.91
Reimbursement of Outstanding Advance	1,489,703.01	1,415,775.49	2,235,464.32	3,757,535.04	3,995,659.97	4,316,176.87	6,633,059.35
Additional Advance for Current Period	1,379,565.33	2,595,450.12	3,720,622.04	4,521,249.02	5,476,337.68	7,017,306.43	9,472,500.75

Ending Residual Advances	1,635,026.31	2,814,700.94	4,299,858.66	5,063,572.64	6,544,250.35	9,245,379.91	12,084,821.31
Payment Advances
Beginning Balance of Payment Advance	1,348,550.15	1,322,734.38	1,301,653.90	1,400,417.25	1,322,302.59	1,430,204.73	1,462,106.33
Reimbursement of Outstanding Payment Advance	505,935.55	490,178.30	468,345.07	549,787.25	449,732.86	518,310.81	646,774.83
Additional Payment Advance for Current Period	480,119.78	469,097.82	567,108.42	471,672.59	557,635.00	550,212.41	359,406.77

Ending Balance of Payment Advance	1,322,734.38	1,301,653.90	1,400,417.25	1,322,302.59	1,430,204.73	1,462,106.33	1,174,738.27
Total Collections	55,114,916.63	58,906,410.48	55,794,517.57	56,289,365.67	50,040,826.74	49,113,250.01	59,567,887.69
2022-A
Total Advances as a % of Total Collections	3.374%	5.202%	7.685%	8.870%	12.058%	15.408%	16.505%

	Feb-24	Mar-24
Prepayment Assumption
Class A-1	0.00	0.00
Class A-2a	0.00	0.00
Class A-2b	0.00	0.00
Class A-3	198,484,600.00	146,791,000.00
Class A-4	75,000,000.00	75,000,000.00
Overcollateralization	272,735,507.43	272,735,507.43

	546,220,107.43	494,526,507.43
2022-A Prepayment Assumption	0.450626	0.407980
Actual prepayment
Class A-1	0.00	0.00
Class A-2a	0.00	0.00
Class A-2b	0.00	0.00
Class A-3	184,364,612.32	139,949,691.79
Class A-4	75,000,000.00	75,000,000.00
Overcollateralization	272,735,507.43	272,735,507.43

	532,100,119.75	487,685,199.22
2022-A Pool Factor	0.438977	0.402336
Monthly Residual Losses	(131,722.75)	431,513.88
2022-A Cumulative Residual Losses	(620,898.32)	(189,384.44)
2022-A Residual Losses (as a % of Original Pool Balance)	0.051%	0.016%
Monthly Net Credit Losses	237,272.20	70,551.79
2022-A Cumulative Net Credit Losses	3,454,992.80	3,525,544.59
2022-A Net Credit Losses (as a % of Original Pool Balance)	(0.2850%)	(0.2909%)
Delinquencies ($)
31-60	4,863,361.67	5,934,280.86
61-90	1,430,904.71	1,104,832.53
91-120+	798,974.31	931,995.63

Total	7,093,240.69	7,971,109.02

	Feb-24	Mar-24
Delinquencies (%)
31-60	0.91%	1.22%
61-90	0.27%	0.23%
91-120+	0.15%	0.19%

Total	1.33%	1.63%
2022-A 60+	0.42%	0.42%
Delinquencies (units)
31-60	244	293
61-90	70	55
91-120+	39	45

Total	353	393
Residual Advances
Beginning Balance of Residual Advance	12,084,821.31	11,284,954.38
Reimbursement of Outstanding Advance	8,673,446.00	7,792,501.31
Additional Advance for Current Period	7,873,579.07	7,395,266.02

Ending Residual Advances	11,284,954.38	10,887,719.09
Payment Advances
Beginning Balance of Payment Advance	1,174,738.27	1,200,299.27
Reimbursement of Outstanding Payment Advance	452,293.52	463,048.55
Additional Payment Advance for Current Period	477,854.52	412,081.71

Ending Balance of Payment Advance	1,200,299.27	1,149,332.43
Total Collections	59,127,824.61	59,525,992.51
2022-A
Total Advances as a % of Total Collections	14.124%	13.116%

2023-A Static Pool Data

	Jan-23	Feb-23	Mar-23	Apr-23	May-23	Jun-23	Jul-23	Aug-23	Sep-23
Prepayment Assumption
Class A-1	187,000,000.00	163,176,200.00	138,978,400.00	114,425,300.00	89,516,900.00	64,271,900.00	38,690,300.00	12,790,800.00	0.00
Class A-2a	305,000,000.00	305,000,000.00	305,000,000.00	305,000,000.00	305,000,000.00	305,000,000.00	305,000,000.00	305,000,000.00	294,874,000.00
Class A-2b	100,000,000.00	100,000,000.00	100,000,000.00	100,000,000.00	100,000,000.00	100,000,000.00	100,000,000.00	100,000,000.00	96,680,000.00
Class A-3	405,000,000.00	405,000,000.00	405,000,000.00	405,000,000.00	405,000,000.00	405,000,000.00	405,000,000.00	405,000,000.00	405,000,000.00
Class A-4	103,000,000.00	103,000,000.00	103,000,000.00	103,000,000.00	103,000,000.00	103,000,000.00	103,000,000.00	103,000,000.00	103,000,000.00
Overcollateralization	283,647,800.02	283,647,800.02	283,647,800.02	283,647,800.02	283,647,800.02	283,647,800.02	283,647,800.02	283,647,800.02	283,647,800.02

	1,383,647,800.02	1,359,824,000.02	1,335,626,200.02	1,311,073,100.02	1,286,164,700.02	1,260,919,700.02	1,235,338,100.02	1,209,438,600.02	1,183,201,800.02
2023-A Prepayment Assumption	1.000000	0.982782	0.965293	0.947548	0.929546	0.911301	0.892813	0.874094	0.855132
Actual prepayment
Class A-1	187,000,000.00	164,247,446.62	139,818,219.34	112,211,991.21	85,552,750.65	56,355,498.24	28,444,929.01	2,511,335.89	0.00
Class A-2a	305,000,000.00	305,000,000.00	305,000,000.00	305,000,000.00	305,000,000.00	305,000,000.00	305,000,000.00	305,000,000.00	285,483,175.00
Class A-2b	100,000,000.00	100,000,000.00	100,000,000.00	100,000,000.00	100,000,000.00	100,000,000.00	100,000,000.00	100,000,000.00	93,601,040.99
Class A-3	405,000,000.00	405,000,000.00	405,000,000.00	405,000,000.00	405,000,000.00	405,000,000.00	405,000,000.00	405,000,000.00	405,000,000.00
Class A-4	103,000,000.00	103,000,000.00	103,000,000.00	103,000,000.00	103,000,000.00	103,000,000.00	103,000,000.00	103,000,000.00	103,000,000.00
Overcollateralization	283,647,800.02	283,647,800.02	283,647,800.02	283,647,800.02	283,647,800.02	283,647,800.02	283,647,800.02	283,647,800.02	283,647,800.02

	1,383,647,800.02	1,360,895,246.64	1,336,466,019.36	1,308,859,791.23	1,282,200,550.67	1,253,003,298.26	1,225,092,729.03	1,199,159,135.91	1,170,732,016.01
2023-A Pool Factor	1.000000	0.983556	0.965900	0.945949	0.926681	0.905580	0.885408	0.866665	0.846120
Monthly Residual Losses	14,229.45	48,109.62	44,844.46	65,259.85	42,212.27	10,050.70	30,489.35	41,701.53	(37,182.46)
2023-A Cumulative Residual Losses	14,229.45	62,339.07	107,183.53	172,443.38	214,655.65	224,706.35	255,195.70	296,897.23	259,714.77
2023-A Residual Losses (as a % of Original Pool Balance)	(0.001%)	(0.005%)	(0.008%)	(0.012%)	(0.016%)	(0.016%)	(0.018%)	(0.021%)	(0.019%)
Monthly Net Credit Losses	158,569.52	206,487.49	(27,687.97)	167,385.65	481,408.74	174,487.37	(83,135.39)	(11,197.65)	77,400.64
2023-A Cumulative Net Credit Losses	158,569.52	365,057.01	337,369.04	504,754.69	986,163.43	1,160,650.80	1,077,515.41	1,066,317.76	1,143,718.40
2023-A Net Credit Losses (as a % of Original Pool Balance)	(0.0115%)	(0.0264%)	(0.0244%)	(0.0365%)	(0.0713%)	(0.0839%)	(0.0779%)	(0.0771%)	(0.0827%)
Delinquencies ($)
31-60	3,009,900.99	4,591,068.50	4,213,710.47	5,351,791.42	5,049,775.62	5,425,205.03	6,957,993.91	6,412,427.87	7,342,613.75
61-90	21,040.51	638,620.06	511,080.23	866,150.73	896,594.64	1,159,827.84	1,031,844.06	2,277,709.36	1,761,734.58
91-120+	0.00	25,973.33	186,991.84	224,480.50	380,691.83	373,600.15	674,463.49	566,555.22	845,682.26

Total	3,030,941.50	5,255,661.89	4,911,782.54	6,442,422.65	6,327,062.09	6,958,633.02	8,664,301.46	9,256,692.45	9,950,030.59

	Jan-23	Feb-23	Mar-23	Apr-23	May-23	Jun-23	Jul-23	Aug-23	Sep-23
Delinquencies (%)
31-60	0.22%	0.34%	0.32%	0.41%	0.39%	0.43%	0.57%	0.53%	0.63%
61-90	0.00%**	0.05%	0.04%	0.07%	0.07%	0.09%	0.08%	0.19%	0.15%
91-120+	0.00%	0.00%**	0.01%	0.02%	0.03%	0.03%	0.06%	0.05%	0.07%

Total	0.22%	0.39%	0.37%	0.49%	0.49%	0.56%	0.71%	0.77%	0.85%
2023-A 60+	0.00%**	0.05%	0.05%	0.08%	0.10%	0.12%	0.14%	0.24%	0.22%
Delinquencies (units)
31-60	107	166	152	197	182	203	259	244	292
61-90	1	21	19	33	33	43	40	86	68
91-120+	0	1	6	8	15	13	24	23	28

Total	108	188	177	238	230	259	323	353	388
Residual Advances
Beginning Balance of Residual Advance	0.00	555,053.55	480,320.94	718,098.25	402,522.41	850,685.67	756,790.58	1,035,635.06	1,136,231.97
Reimbursement of Outstanding Advance	0.00	457,721.48	445,251.62	607,371.89	251,818.41	776,510.88	629,945.03	842,163.86	923,621.08
Additional Advance for Current Period	555,053.55	382,988.87	683,028.93	291,796.05	699,981.67	682,615.79	908,789.51	942,760.77	1,108,568.83

Ending Residual Advances	555,053.55	480,320.94	718,098.25	402,522.41	850,685.67	756,790.58	1,035,635.06	1,136,231.97	1,321,179.72
Payment Advances
Beginning Balance of Payment Advance	0.00	1,418,900.51	1,827,165.42	1,351,891.81	1,846,984.96	1,506,556.01	1,647,867.17	1,720,559.21	1,723,109.20
Reimbursement of Outstanding Payment Advance	0.00	424,674.62	881,552.33	396,423.64	808,427.75	518,864.26	556,350.72	614,562.96	550,321.83
Additional Payment Advance for Current Period	1,418,900.51	832,939.53	406,278.72	891,516.79	467,998.80	660,175.42	629,042.76	617,112.95	754,039.35

Ending Balance of Payment Advance	1,418,900.51	1,827,165.42	1,351,891.81	1,846,984.96	1,506,556.01	1,647,867.17	1,720,559.21	1,723,109.20	1,926,826.72
Total Collections	33,121,536.04	34,129,574.56	38,216,087.08	35,840,041.29	39,804,215.71	37,965,205.05	34,843,969.41	37,965,234.54	36,424,368.52
2023-A
Total Advances as a % of Total Collections	5.960%	3.563%	2.850%	3.302%	2.934%	3.537%	4.413%	4.109%	5.114%

** Less than 0.005%, greater than 0.000%

	Oct-23	Nov-23	Dec-23	Jan-24	Feb-24	Mar-24
Prepayment Assumption
Class A-1	0.00	0.00	0.00	0.00	0.00	0.00
Class A-2a	274,927,000.00	254,736,000.00	234,331,500.00	213,713,500.00	192,882,000.00	171,867,500.00
Class A-2b	90,140,000.00	83,520,000.00	76,830,000.00	70,070,000.00	63,240,000.00	56,350,000.00
Class A-3	405,000,000.00	405,000,000.00	405,000,000.00	405,000,000.00	405,000,000.00	405,000,000.00
Class A-4	103,000,000.00	103,000,000.00	103,000,000.00	103,000,000.00	103,000,000.00	103,000,000.00
Overcollateralization	283,647,800.02	283,647,800.02	283,647,800.02	283,647,800.02	283,647,800.02	283,647,800.02

	1,156,714,800.02	1,129,903,800.02	1,102,809,300.02	1,075,431,300.02	1,047,769,800.02	1,019,865,300.02
2023-A Prepayment Assumption	0.835989	0.816612	0.797030	0.777244	0.757252	0.737084
Actual prepayment
Class A-1	0.00	0.00	0.00	0.00	0.00	0.00
Class A-2a	265,019,251.69	243,216,614.26	221,485,563.16	198,424,665.37	168,412,077.17	130,480,994.76
Class A-2b	86,891,557.94	79,743,152.23	72,618,217.44	65,057,267.34	55,217,074.49	42,780,654.02
Class A-3	405,000,000.00	405,000,000.00	405,000,000.00	405,000,000.00	405,000,000.00	405,000,000.00
Class A-4	103,000,000.00	103,000,000.00	103,000,000.00	103,000,000.00	103,000,000.00	103,000,000.00
Overcollateralization	283,647,800.02	283,647,800.02	283,647,800.02	283,647,800.02	283,647,800.02	283,647,800.02

	1,143,558,609.65	1,114,607,566.51	1,085,751,580.62	1,055,129,732.73	1,015,276,951.68	964,909,448.80
2023-A Pool Factor	0.826481	0.805557	0.784702	0.762571	0.733768	0.697366
Monthly Residual Losses	(73,907.20)	(94,354.56)	(84,380.29)	(265,560.70)	(406,005.75)	(361,292.35)
2023-A Cumulative Residual Losses	185,807.57	91,453.01	7,072.72	(258,487.98)	(664,493.73)	(1,025,786.08)
2023-A Residual Losses (as a % of Original Pool Balance)	(0.013%)	(0.007%)	(0.001%)	0.019%	0.048%	0.074%
Monthly Net Credit Losses	(265,900.51)	40,382.96	132,751.18	(259,262.40)	78,078.60	(261,707.27)
2023-A Cumulative Net Credit Losses	877,817.89	918,200.85	1,050,952.03	791,689.63	869,768.23	608,060.96
2023-A Net Credit Losses (as a % of Original Pool Balance)	(0.0634%)	(0.0664%)	(0.0760%)	(0.0572%)	(0.0629%)	(0.0439%)
Delinquencies ($)
31-60	8,170,366.94	10,651,294.13	9,777,407.94	7,917,186.05	8,559,252.71	9,241,367.69
61-90	1,629,109.08	2,414,946.88	2,410,357.34	2,726,225.88	1,932,234.26	1,994,656.79
91-120+	709,511.55	815,345.25	1,073,376.05	1,306,429.86	1,281,130.16	1,288,884.05

Total	10,508,987.57	13,881,586.26	13,261,141.33	11,949,841.79	11,772,617.13	12,524,908.53

	Oct-23	Nov-23	Dec-23	Jan-24	Feb-24	Mar-24
Delinquencies (%)
31-60	0.71%	0.96%	0.90%	0.75%	0.84%	0.96%
61-90	0.14%	0.22%	0.22%	0.26%	0.19%	0.21%
91-120+	0.06%	0.07%	0.10%	0.12%	0.13%	0.13%

Total	0.92%	1.25%	1.22%	1.13%	1.16%	1.30%
2023-A 60+	0.20%	0.29%	0.32%	0.38%	0.32%	0.34%
Delinquencies (units)
31-60	323	431	394	332	357	388
61-90	65	91	98	112	82	82
91-120+	28	31	41	54	52	58

Total	416	553	533	498	491	528
Residual Advances
Beginning Balance of Residual Advance	1,321,179.72	1,509,246.90	1,758,870.91	4,966,575.79	6,703,976.26	11,190,527.25
Reimbursement of Outstanding Advance	1,081,502.31	1,120,490.00	1,140,652.64	3,706,051.65	5,001,453.23	7,313,971.17
Additional Advance for Current Period	1,269,569.49	1,370,114.01	4,348,357.52	5,443,452.12	9,488,004.22	11,417,596.20

Ending Residual Advances	1,509,246.90	1,758,870.91	4,966,575.79	6,703,976.26	11,190,527.25	15,294,152.28
Payment Advances
Beginning Balance of Payment Advance	1,926,826.72	1,870,581.57	2,134,146.20	2,202,811.96	1,927,889.61	2,079,998.00
Reimbursement of Outstanding Payment Advance	694,341.88	552,298.59	715,944.97	845,774.10	628,632.34	743,610.78
Additional Payment Advance for Current Period	638,096.73	815,863.22	784,610.73	570,851.75	780,740.73	746,400.64

Ending Balance of Payment Advance	1,870,581.57	2,134,146.20	2,202,811.96	1,927,889.61	2,079,998.00	2,082,787.86
Total Collections	38,154,286.26	38,009,736.07	39,749,654.46	51,810,417.90	63,354,639.08	84,712,145.86
2023-A
Total Advances as a % of Total Collections	5.000%	5.751%	12.913%	11.608%	16.208%	14.359%

2023-B Static Pool Data

	Jun-23	Jul-23	Aug-23	Sep-23	Oct-23	Nov-23	Dec-23
Prepayment Assumption
Class A-1	120,000,000.00	100,332,000.00	80,328,000.00	60,000,000.00	39,348,000.00	18,408,000.00	0.00
Class A-2a	263,800,000.00	263,800,000.00	263,800,000.00	263,800,000.00	263,800,000.00	263,800,000.00	261,953,400.00
Class A-2b	140,000,000.00	140,000,000.00	140,000,000.00	140,000,000.00	140,000,000.00	140,000,000.00	139,020,000.00
Class A-3	351,300,000.00	351,300,000.00	351,300,000.00	351,300,000.00	351,300,000.00	351,300,000.00	351,300,000.00
Class A-4	70,600,000.00	70,600,000.00	70,600,000.00	70,600,000.00	70,600,000.00	70,600,000.00	70,600,000.00
Overcollateralization	274,613,316.15	274,613,316.15	274,613,316.15	274,613,316.15	274,613,316.15	274,613,316.15	274,613,316.15

	1,220,313,316.15	1,200,645,316.15	1,180,641,316.15	1,160,313,316.15	1,139,661,316.15	1,118,721,316.15	1,097,486,716.15
2023-B Prepayment Assumption	1.000000	0.983883	0.967490	0.950832	0.933909	0.916749	0.899348
Actual prepayment
Class A-1	120,000,000.00	100,344,474.54	80,395,954.30	60,542,585.30	39,291,054.41	18,040,350.33	0.00
Class A-2a	263,800,000.00	263,800,000.00	263,800,000.00	263,800,000.00	263,800,000.00	263,800,000.00	262,720,502.85
Class A-2b	140,000,000.00	140,000,000.00	140,000,000.00	140,000,000.00	140,000,000.00	140,000,000.00	139,427,105.38
Class A-3	351,300,000.00	351,300,000.00	351,300,000.00	351,300,000.00	351,300,000.00	351,300,000.00	351,300,000.00
Class A-4	70,600,000.00	70,600,000.00	70,600,000.00	70,600,000.00	70,600,000.00	70,600,000.00	70,600,000.00
Overcollateralization	274,613,316.15	274,613,316.15	274,613,316.15	274,613,316.15	274,613,316.15	274,613,316.15	274,613,316.15

	1,220,313,316.15	1,200,657,790.69	1,180,709,270.45	1,160,855,901.45	1,139,604,370.56	1,118,353,666.48	1,098,660,924.38
2023-B Pool Factor	1.000000	0.983893	0.967546	0.951277	0.933862	0.916448	0.900311
Monthly Residual Losses	(9,637.88)	5,813.47	16,914.15	12,356.80	(14,807.51)	(21,181.62)	(8,255.07)
2023-B Cumulative Residual Losses	(9,637.88)	(3,824.41)	13,089.74	25,446.54	10,639.03	(10,542.59)	(18,797.66)
2023-B Residual Losses (as a % of Original Pool Balance)	0.001%	0.000%	(0.001%)	(0.002%)	(0.001%)	0.001%	0.002%
Monthly Net Credit Losses	130,257.02	257,285.35	64,154.51	(240,497.20)	(449,716.59)	261,513.21	(64,315.63)
2023-B Cumulative Net Credit Losses	130,257.02	387,542.37	451,696.88	211,199.68	(238,516.91)	22,996.30	(41,319.33)
2023-B Net Credit Losses (as a % of Original Pool Balance)	(0.0107%)	(0.0318%)	(0.0370%)	(0.0173%)	0.0195%	(0.0019%)	0.0034%
Delinquencies ($)
31-60	4,498,196.69	5,145,086.97	5,068,728.86	5,860,413.23	6,287,038.24	9,221,716.24	8,643,414.18
61-90	22,245.44	949,749.04	1,090,228.90	937,170.78	1,090,738.78	1,893,285.38	1,679,628.13
91-120+	0.00	21,851.13	566,877.29	833,568.25	275,323.61	541,177.83	1,223,529.54

Total	4,520,442.13	6,116,687.14	6,725,835.05	7,631,152.26	7,653,100.63	11,656,179.45	11,546,571.85

	Jun-23	Jul-23	Aug-23	Sep-23	Oct-23	Nov-23	Dec-23
Delinquencies (%)
31-60	0.37%	0.43%	0.43%	0.50%	0.55%	0.82%	0.79%
61-90	0.00%**	0.08%	0.09%	0.08%	0.10%	0.17%	0.15%
91-120+	0.00%	0.00%**	0.05%	0.07%	0.02%	0.05%	0.11%

Total	0.37%	0.51%	0.57%	0.66%	0.67%	1.04%	1.05%
2023-B 60+	0.00%**	0.08%	0.14%	0.15%	0.12%	0.22%	0.26%
Delinquencies (units)
31-60	141	167	168	198	224	322	300
61-90	1	28	37	29	37	63	59
91-120+	0	1	15	23	9	17	41

Total	142	196	220	250	270	402	400
Residual Advances
Beginning Balance of Residual Advance	0.00	521,522.28	648,409.12	729,694.48	727,152.58	977,684.51	914,900.26
Reimbursement of Outstanding Advance	0.00	375,883.82	513,184.87	545,856.17	585,740.97	733,962.49	486,401.10
Additional Advance for Current Period	521,522.28	502,770.66	594,470.23	543,314.27	836,272.90	671,178.24	1,562,094.23

Ending Residual Advances	521,522.28	648,409.12	729,694.48	727,152.58	977,684.51	914,900.26	1,990,593.39
Payment Advances
Beginning Balance of Payment Advance	0.00	1,367,518.68	1,452,098.41	1,497,427.73	1,729,481.52	1,584,121.37	1,908,483.61
Reimbursement of Outstanding Payment Advance	0.00	458,889.18	487,459.88	454,802.08	654,053.89	411,801.79	595,642.20
Additional Payment Advance for Current Period	1,367,518.68	543,468.91	532,789.20	686,855.87	508,693.74	736,164.03	706,281.54

Ending Balance of Payment Advance	1,367,518.68	1,452,098.41	1,497,427.73	1,729,481.52	1,584,121.37	1,908,483.61	2,019,122.95
Total Collections	28,930,308.76	28,512,848.22	28,472,926.03	29,491,493.84	29,382,450.81	28,188,273.02	27,461,599.21
2023-B
Total Advances as a % of Total Collections	6.530%	3.669%	3.959%	4.171%	4.577%	4.993%	8.260%

** Less than 0.005%, greater than 0.000%

	Jan-24	Feb-24	Mar-24
Prepayment Assumption
Class A-1	0.00	0.00	0.00
Class A-2a	247,892,860.00	233,621,280.00	219,217,800.00
Class A-2b	131,558,000.00	123,984,000.00	116,340,000.00
Class A-3	351,300,000.00	351,300,000.00	351,300,000.00
Class A-4	70,600,000.00	70,600,000.00	70,600,000.00
Overcollateralization	274,613,316.15	274,613,316.15	274,613,316.15

	1,075,964,176.15	1,054,118,596.15	1,032,071,116.15
2023-B Prepayment Assumption	0.881711	0.863810	0.845743
Actual prepayment
Class A-1	0.00	0.00	0.00
Class A-2a	250,006,859.58	235,667,439.64	220,153,485.79
Class A-2b	132,679,910.31	125,069,907.31	116,836,573.19
Class A-3	351,300,000.00	351,300,000.00	351,300,000.00
Class A-4	70,600,000.00	70,600,000.00	70,600,000.00
Overcollateralization	274,613,316.15	274,613,316.15	274,613,316.15

	1,079,200,086.04	1,057,250,663.10	1,033,503,375.13
2023-B Pool Factor	0.884363	0.866376	0.846916
Monthly Residual Losses	(128,239.59)	(90,959.54)	23,248.43
2023-B Cumulative Residual Losses	(147,037.25)	(237,996.79)	(214,748.36)
2023-B Residual Losses (as a % of Original Pool Balance)	0.012%	0.020%	0.018%
Monthly Net Credit Losses	(306,706.12)	(170,567.71)	48,973.29
2023-B Cumulative Net Credit Losses	(348,025.45)	(518,593.16)	(469,619.87)
2023-B Net Credit Losses (as a % of Original Pool Balance)	0.0285%	0.0425%	0.0385%
Delinquencies ($)
31-60	7,744,801.68	8,620,854.02	9,323,686.22
61-90	2,147,610.54	1,870,001.86	1,751,629.60
91-120+	1,430,748.64	1,282,974.01	1,538,530.95

Total	11,323,160.86	11,773,829.89	12,613,846.77

	Jan-24	Feb-24	Mar-24
Delinquencies (%)
31-60	0.72%	0.82%	0.90%
61-90	0.20%	0.18%	0.17%
91-120+	0.13%	0.12%	0.15%

Total	1.05%	1.11%	1.22%
2023-B 60+	0.33%	0.30%	0.32%
Delinquencies (units)
31-60	270	315	337
61-90	75	63	64
91-120+	49	43	55

Total	394	421	456
Residual Advances
Beginning Balance of Residual Advance	1,990,593.39	2,681,702.83	3,847,269.98
Reimbursement of Outstanding Advance	1,602,253.08	1,916,939.01	2,542,323.68
Additional Advance for Current Period	2,293,362.52	3,082,506.16	3,607,255.17

Ending Residual Advances	2,681,702.83	3,847,269.98	4,912,201.47
Payment Advances
Beginning Balance of Payment Advance	2,019,122.95	1,808,046.51	1,986,639.42
Reimbursement of Outstanding Payment Advance	785,338.07	567,713.08	621,260.45
Additional Payment Advance for Current Period	574,261.63	746,305.99	705,431.26

Ending Balance of Payment Advance	1,808,046.51	1,986,639.42	2,070,810.23
Total Collections	31,080,975.29	32,946,452.91	36,875,225.44
2023-B
Total Advances as a % of Total Collections	9.226%	11.621%	11.695%

2024-A Static Pool Data

	Jan-24	Feb-24	Mar-24
Prepayment Assumption
Class A-1	150,000,000.00	126,630,000.00	102,810,000.00
Class A-2a	262,000,000.00	262,000,000.00	262,000,000.00
Class A-2b	262,000,000.00	262,000,000.00	262,000,000.00
Class A-3	460,000,000.00	460,000,000.00	460,000,000.00
Class A-4	75,120,000.00	75,120,000.00	75,120,000.00
Overcollateralization	351,038,172.56	351,038,172.56	351,038,172.56

	1,560,158,172.56	1,536,788,172.56	1,512,968,172.56
2024-A Prepayment Assumption	1.000000	0.985021	0.969753
Actual prepayment
Class A-1	150,000,000.00	129,668,569.30	108,514,413.95
Class A-2a	262,000,000.00	262,000,000.00	262,000,000.00
Class A-2b	262,000,000.00	262,000,000.00	262,000,000.00
Class A-3	460,000,000.00	460,000,000.00	460,000,000.00
Class A-4	75,120,000.00	75,120,000.00	75,120,000.00
Overcollateralization	351,038,172.56	351,038,172.56	351,038,172.56

	1,560,158,172.56	1,539,826,741.86	1,518,672,586.51
2024-A Pool Factor	1.000000	0.986968	0.973409
Monthly Residual Losses	(6,352.54)	(59,658.22)	(57,052.59)
2024-A Cumulative Residual Losses	(6,352.54)	(66,010.76)	(123,063.35)
2024-A Residual Losses (as a % of Original Pool Balance)	0.000%**	0.004%	0.008%
Monthly Net Credit Losses	9,935.21	76,016.37	(158,998.39)
2024-A Cumulative Net Credit Losses	9,935.21	85,951.58	(73,046.81)
2024-A Net Credit Losses (as a % of Original Pool Balance)	(0.0006%)	(0.0055%)	0.0047%
Delinquencies ($)
31-60	6,944,927.87	6,965,336.35	9,567,866.52
61-90	75,513.72	1,628,192.06	1,780,475.77
91-120+	0.00	0.00	896,359.41

Total	7,020,441.59	8,593,528.41	12,244,701.70

**	Less than 0.005%, greater than 0.000%

	Jan-24	Feb-24	Mar-24
Delinquencies (%)
31-60	0.45%	0.45%	0.63%
61-90	0.00%**	0.11%	0.12%
91-120+	0.00%	0.00%	0.06%

Total	0.45%	0.56%	0.81%
2024-A 60+	0.00%**	0.11%	0.18%
Delinquencies (units)
31-60	202.00	218.00	290.00
61-90	2.00	46.00	54.00
91-120+	0.00	0.00	28.00

Total	204.00	264.00	372.00
Residual Advances
Beginning Balance of Residual Advance	0.00	475,431.52	604,225.62
Reimbursement of Outstanding Advance	0.00	287,423.38	364,166.50
Additional Advance for Current Period	475,431.52	416,217.48	707,804.49

Ending Residual Advances	475,431.52	604,225.62	947,863.61
Payment Advances
Beginning Balance of Payment Advance	0.00	1,659,867.69	2,058,119.58
Reimbursement of Outstanding Payment Advance	0.00	534,295.08	681,454.60
Additional Payment Advance for Current Period	1,659,867.69	932,546.97	828,409.82

Ending Balance of Payment Advance	1,659,867.69	2,058,119.58	2,205,074.80
Total Collections	31,744,343.46	31,207,326.68	31,011,650.46
2024-A
Total Advances as a % of Total Collections	6.727%	4.322%	4.954%

**	Less than 0.005%, greater than 0.000%

APPENDIX C

ASSUMED CASH FLOWS

Modeling Assumption: The cash flow schedules appearing in the immediately following tables were generated assuming (i) that the lessees make their remaining lease payments starting in [●] 20[●] and every month thereafter until all scheduled lease payments are made and (ii) that the residual value of the leased vehicles is due the month following the last related lease payment.

The assumed cash flow schedule is as follows:

	Lease Payments	Base Residual Value	Contract Residual Value
[●] 20[●]	$	$—	$

C-1

NISSAN AUTO LEASE TRUST

20[●]-[●]

Issuing Entity

$[●] Notes, Class A-1

$[●] Notes, Class A-2[a] [and Class A-2b]

$[●] Notes, Class A-3

[$[●] Notes, Class A-4]

[$[●] Notes, Class B]

[$[●] Notes, Class C]

[$[●] Notes, Class D]

Nissan Auto Leasing LLC II

Depositor

Nissan Motor Acceptance Company LLC

Sponsor/Servicer

PROSPECTUS

Underwriters

Dealer Prospectus Delivery Obligation. Until [●] [●], 20[●], which is ninety days following the date of this prospectus, all dealers that effect transactions in these notes, whether or not participating in the offering, may be required to deliver a prospectus. With respect to a final prospectus, such delivery obligation generally may be satisfied through the filing of the final prospectus with the Securities and Exchange Commission. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 12. Other Expenses of Issuance and Distribution.

The following is an itemized list of the estimated expenses to be incurred in connection with the offering of the securities being offered hereunder other than underwriting discounts and commissions.

Registration Fee	$2,296,500.00
Printing Fees and Expenses	$900,000.00
Trustees’ Fees and Expenses	$300,000.00
Legal Fees and Expenses	$3,375,000.00
Asset Representations Reviewer Fees and Expenses	$125,000.00
Accounting Fees and Expenses	$1,125,000.00
Rating Agencies’ Fees	$6,000,000.00
Miscellaneous Fees and Expenses	$375,000.00

Total	$14,496,500.00

Item 13. Indemnification of Directors and Officers.

Nissan Auto Leasing LLC II and Nissan-Infiniti LT LLC

Each of Nissan Auto Leasing LLC II (the “Company”) and Nissan-Infiniti LT LLC (“Nissan-Infiniti”) is a Delaware limited liability company. Section 18-108 of the Delaware Limited Liability Company Act provides that, subject to the standards and restrictions, if any, as are described in its limited liability company agreement, a limited liability company may, and shall have the power to, indemnify and hold harmless any member or manager or other person from and against any and all claims and demands whatsoever.

The Company was formed under the laws of the State of Delaware. The limited liability company agreement of the Company provides, in effect that, subject to certain limited exceptions, it will indemnify its managers, officers, employees and agents (collectively, the “Company Covered Persons”), to the fullest extent permissible by the Act and applicable law, against expenses, judgment, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding arising by reason of the fact that any such person is or was an officer or manager of the Company, and shall advance to such officer or manager expenses incurred in defending any such proceeding to the maximum extent permitted by law, except that no Company Covered Person shall be entitled to be indemnified in respect of any loss, damage or claim incurred by such Company Covered Person by reason of such Company Covered Person’s gross negligence or willful misconduct with respect to such acts or omissions; provided, however, that any indemnity under the limited liability company agreement by the Company shall be provided out of and to the extent of Company assets only, and the members shall not have personal liability on account thereof; provided, further, however, that so long as the Company has any outstanding securities, the Company’s obligation to pay any amount as indemnification or as an advance of expenses (other than amounts received from insurance policies) shall be fully subordinated to payment of amounts then due on the securities and, in any case, (i) nonrecourse to any of the Company’s assets pledged to secure such securities, and (ii) shall not constitute a claim against the Company to the extent that funds are insufficient to pay such amounts.

A Company Covered Person is fully protected in relying in good faith on the provisions of the Company’s limited liability company agreement as to matters the Company Covered Person reasonably believes are conferred on such Company Covered Person by the limited liability company agreement. To the extent that, at law or in equity, a Company Covered Person has duties (including fiduciary duties) and liabilities relating thereto to the Company or to any other Company Covered Person, a Company Covered Person acting under the limited liability company agreement shall not be liable to the Company or to any other Person bound by the limited liability company agreement for its good faith reliance on the provisions of the limited liability company agreement. The provisions of the limited liability company agreement, to the extent that they restrict or eliminate the duties and liabilities of a Company Covered Person to the Company or its members otherwise existing at law or in equity, are agreed by the members to replace such other duties and liabilities of such Company Covered Person.

Nissan-Infiniti was formed under the laws of the State of Delaware. The limited liability company agreement of Nissan-Infiniti provides, in effect that, to the fullest extent permitted by applicable law, none of NILT (in such capacity, the “Member”), Nissan Motor Acceptance Company LLC (the “Administrator”), Nissan-Infiniti, U.S. Bank National Association (the “Titling Company Registrar”), any holder of a certificate, or any officer, director, employee, or trustee of any of the foregoing, independent manager or officer of the Company or any series, will be subject in such capacity to any personal liability to any person bound by Nissan-Infiniti’s limited liability company agreement, except for its intentional misconduct, gross negligence or knowing violation of law; and, subject to any provision for indemnification set forth in the related servicing agreement, all such persons will look solely to the assets of Nissan-Infiniti or applicable series for satisfaction of claims of any nature arising in connection with the affairs of Nissan-Infiniti or applicable series. Additionally, Nissan-Infiniti’s limited liability company agreement provides that the Member may indemnify any underwriter, placement agent, initial purchaser for resale or other person performing similar functions in connection with the issuance of any Securities.

The Amended and Restated Servicing Agreement for Nissan-Infiniti (as used in this paragraph, the “Servicing Agreement”) provides that the Administrator (in its capacity as servicer) will indemnify, defend and hold harmless Nissan-Infiniti, the Titling Company Registrar, the beneficiaries, the holders of any certificates, any registered pledgees and their respective officers, directors, shareholders, affiliates, employees and agents from and against: (i) any and all losses arising out of or resulting from the use or operation of any leased vehicle by the servicer or any affiliate, (ii) any and all losses arising out of or imposed by reason of the servicer’s performance of its duties under the Servicing Agreement, Nissan-Infiniti’s limited liability company agreement or a series servicing supplement (excluding credit and residual losses) or by reason of the servicer’s disregard of its obligations under such documents and (iii) any taxes related to the transactions contemplated by the Servicing Agreement, Nissan-Infiniti’s limited liability company agreement or any series servicing supplement (other than taxes based on income payable to such persons). Additionally, the servicer agrees to indemnify, defend and hold harmless the Titling Company Registrar from and against all losses arising out of or incurred in connection with its acceptance or performance of the duties contained in the servicing agreement, a series servicing supplement or any other Nissan-Infiniti document, except to the extent that any such loss (a) is due to the willful misconduct, bad faith or negligence (except for good faith errors in judgment) of the Titling Company Registrar, (b) arises from the material breach by the Titling Company Registrar of any of its obligations, representations or warranties in the Servicing Agreement or a series servicing supplement or (c) arises out of or is incurred in connection with the performance by the Titling Company Registrar of the duties of successor servicer under the Servicing Agreement.

Nissan-Infiniti’s limited liability company agreement also provides, in effect that, to the fullest extent permitted by law, the Administrator will indemnify the Titling Company Registrar against any and all loss, liability or expense (including attorneys’ fees and expenses and the costs and expenses of enforcing the indemnity obligations of the Administrator) incurred by it in connection with the administration of the limited liability company agreement and the performance of its duties thereunder, except that the Titling Company Registrar shall not be required to be indemnified for any loss, liability or expense incurred by through the Titling Company Registrar’s own willful misconduct, gross negligence or bad faith.

Insofar as indemnification by the registrants for liabilities arising under the Securities Act may be permitted to managers, officers and controlling persons of the registrants pursuant to the foregoing provisions, the registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Underwriters

Each underwriting agreement will generally provide that the underwriters will indemnify the Company against specified liabilities, including liabilities under the Securities Act relating to certain information provided by the underwriters.

Other Indemnification

The Company maintains insurance to indemnify any person who has been, now is or shall become a duly elected director or a duly elected or appointed officer of the Company against any exposure, liability or loss.

Item 14. Exhibits.

Exhibit No.	Description

1.1	Form of Underwriting Agreement among Nissan Auto Leasing LLC II, Nissan Motor Acceptance Company LLC and [●].

3.1	Certificate of Formation of the Company.

3.2	Limited Liability Company Agreement of the Company.

3.3	Certificate of Formation of Nissan-Infiniti LT LLC (incorporated by reference to Company’s Form 8-K, filed on April 6, 2021).

4.1	Form of Indenture between Nissan Auto Lease Trust 20[●]-[●] and [●], as Indenture Trustee (including forms of Notes).

5.1	Opinion of Mayer Brown LLP with respect to legality.

5.2	Opinion of Richards, Layton & Finger, P.A. with respect to legality.

8.1	Opinion of Mayer Brown LLP with respect to United States federal income tax matters.

10.1	Limited Liability Company Agreement of Nissan-Infiniti LT LLC (incorporated by reference to Company’s Form 8-K filed on April 6, 2021).

10.2	Form of 20[●]-[●] Series Supplement from NILT LLC, as member of Nissan-Infiniti LT LLC and owner of the limited liability company interests in the unallocated assets, to the Titling Company Registrar, and acknowledged and agreed by Nissan Auto Leasing LLC II, as holder of the 20[●]-[●] Series, and Nissan Motor Acceptance Company LLC, as Administrator.

10.3	Amended and Restated Servicing Agreement for Nissan-Infiniti LT LLC, dated April 1, 2021, between Nissan-Infiniti LT LLC, as the Titling Company, NILT LLC, as initial member of the Titling Company, and Nissan Motor Acceptance Company LLC, as Servicer (incorporated by reference to Company’s Form 8-K filed on April 6, 2021).

10.4	Form of 20[●]-[●] Series Servicing Supplement among Nissan-Infiniti LT LLC, as Titling Company, NILT LLC, as member of the Titling Company, and Nissan Motor Acceptance Company LLC, as Servicer.

10.5	Form of Amended and Restated Trust Agreement for Nissan Auto Lease Trust 20[●]-[●], between Nissan Auto Leasing LLC II, as Depositor, and [●], as Owner Trustee.

10.6	Limited Liability Company Agreement of NILT LLC (incorporated by reference to Company’s Form 8-K, filed on April 6, 2021).

10.7	Form of Trust Administration Agreement among Nissan Auto Lease Trust 20[●]-[●], Nissan Motor Acceptance Company LLC, as Administrative Agent, Nissan Auto Leasing LLC II, as Depositor, and [●], as Indenture Trustee.

10.8	Form of 20[●]-[●] Series Certificate Sale Agreement between NILT LLC, as Transferor, and Nissan Auto Leasing LLC II, as Transferee.

Exhibit No.	Description

10.9	Form of 20[●]-[●] Series Certificate Transfer Agreement between Nissan Auto Leasing LLC II, as Depositor, and Nissan Auto Lease Trust 20[●]-[●], as Transferee.

10.10	Form of Asset Representations Review Agreement among Nissan Auto Lease Trust 20[●]-[●], Nissan Motor Acceptance Company LLC, as Sponsor and Servicer, and [●], as Asset Representations Reviewer.

10.11	Form of Interest Rate [Cap][Swap] Agreement between Nissan Auto Lease Trust 20[●]-[●] and [●], as [Cap Provider][Swap Counterparty].

10.12	Form of Securities Account Control Agreement among Nissan Auto Lease Trust 20[●]-[●], Nissan Motor Acceptance Company LLC, as Servicer, [●], as Indenture Trustee and [●], as Securities Intermediary

23.1	Consent of Mayer Brown LLP (included in Exhibits 5.1 and 8.1).

23.2	Consent of Richards, Layton & Finger, P.A. (included in Exhibit 5.2).

24.1	Powers of Attorney (included in signature pages to this registration statement).

24.2.1	Certified Copy of Resolutions of Company Authorizing Powers of Attorney.

24.2.2	Certified Copy of Resolutions of Nissan Motor Acceptance Company LLC, as Administrator on behalf of Nissan-Infiniti LT LLC, Authorizing Powers of Attorney.

25.1	Statement of Eligibility and Qualification of the Indenture Trustee on Form T-1.

36.1	Form of Depositor Certification for Shelf Offerings of Asset Backed Securities.

102.1	Asset Data File.*

103.1	Asset Related Documents.*

107.1	Calculation of Filing Fee Table

*	To be incorporated by reference from the Form ABS-EE for such offering on file at the time of the Rule 424(h) or Rule 424(b) filing, as applicable, for such offering.

Item 14(b). The information required to be filed by Item 601(b)(107) of Regulation S-K (17 CFR 229.601) is included in Exhibit 107.1.

Item 15. Undertakings.

The undersigned registrant hereby undertakes:

(a) As to Rule 415:

(1) To file, during any period in which offers or sales are being made of the securities registered hereby, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

Provided, however, that the undertakings set forth in clauses (i), (ii) and (iii) above do not apply if the information required to be included in a post-effective amendment by those clauses is contained in reports filed with or furnished to the Securities and Exchange Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) that are incorporated by reference in this registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of this registration statement.

Provided further, however, that clauses (i) and (ii) above do not apply if the information required to be included in a post-effective amendment is provided pursuant to Item 1100(c) of Regulation AB (§ 229.1100(c)).

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining any liability under the Securities Act to any purchaser:

(i) if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(ii) If the registrant is relying on Rule 430D:

(A) each prospectus filed by the undersigned registrant pursuant to Rule 424(b)(3) and (h) shall be deemed to be part of this registration statement as of the date the filed prospectus was deemed part of and included in this registration statement; and

(B) each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5),or (b)(7) as part of a registration statement in reliance on Rule 430D relating to an offering made pursuant to Rule 415(a)(1)(vii) or (a)(1)(xii) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430D, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(5) That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6) If the registrant is relying on Rule 430D, with respect to any offering of securities registered on Form SF-3, to file the information previously omitted from the prospectus filed as part of an effective registration statement in accordance with Rule 424(h) and Rule 430D.

(b) As to Documents Subsequently Filed that are Incorporated by Reference:

For purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) As to Indemnification:

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 13 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(d) As to Filings in Reliance on Rule 430A:

(1) For purposes of determining any liability under the Securities Act, the information omitted from any form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(e) As to Qualification of Trust Indentures under the Trust Indenture Act of 1939 for Delayed Offerings:

To file an application for the purpose of determining the eligibility of the indenture trustee to act under subsection (a) of Section 310 of the Trust Indenture Act, in accordance with the rules and regulations prescribed by the Securities and Exchange Commission under Section 305(b)(2) of the Act.

(f) As to Filings Regarding Asset-Backed Securities Incorporating by Reference Subsequent Exchange Act Documents by Third Parties:

For purposes of determining any liability under the Securities Act, each filing of the annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act of a third party that is incorporated by reference in the registration statement in accordance with Item 1100(c)(1) of Regulation AB shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SF-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Franklin, State of Tennessee, on October 11, 2024.

NISSAN AUTO LEASING LLC II, a Delaware limited liability company (Registrant)

By:	/s/ Douglas E. Gwin, Jr.
Name: Douglas E. Gwin, Jr.
Title: Assistant Treasurer

Pursuant to the requirements of the Securities Act of 1933 this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title

/s/ Kevin J. Cullum Kevin J. Cullum	President and Director (Performing the Function of Principal Executive Officer)	October 11, 2024

/s/ Victor Pausin Victor Pausin	Director and Treasurer (Performing the Function of Chief Financial Officer)	October 11, 2024

/s/ Sean A. O’Hara Sean A. O’Hara	Assistant Treasurer (Performing the Function of Principal Accounting Officer)	October 11, 2024

/s/ Douglas E. Gwin, Jr. Douglas E. Gwin, Jr.	Assistant Treasurer	October 11, 2024

/s/ Ryan L. Nelson Ryan L. Nelson	Director	October 11, 2024

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears above constitutes and appoints Angela Vogeli, as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for and in his or her own name, place and stead, in any and all capacities, acting alone, to sign this registration statement, any and all amendments (including post-effective amendments) to this registration statement and any or all other documents in connection therewith, and to file the same, with all exhibits thereto, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as might or could be done in person, hereby ratifying and confirming all said attorney-in-fact and agent or any of them or any substitute or substitute for any of them, may lawfully do or cause to be done by virtue hereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SF-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Franklin, State of Tennessee, on October 11, 2024.

NISSAN-INFINITI LT LLC,
a Delaware limited liability company (Registrant)

By:	/s/ Douglas E. Gwin, Jr.
Name: Douglas E. Gwin, Jr.
Title: Assistant Treasurer

Pursuant to the requirements of the Securities Act of 1933 this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title

/s/ Kevin J. Cullum Kevin J. Cullum	President (Performing the Function of Principal Executive Officer)	October 11, 2024

/s/ Victor Pausin Victor Pausin	Treasurer (Performing the Function of Chief Financial Officer)	October 11, 2024

/s/ Sean A. O’Hara Sean A. O’Hara	Assistant Treasurer (Performing the Function of Principal Accounting Officer)	October 11, 2024

/s/ Douglas E. Gwin, Jr. Douglas E. Gwin, Jr.	Assistant Treasurer	October 11, 2024

/s/ Kevin J. Cullum Kevin J. Cullum	Nissan Motor Acceptance Company LLC, as Administrator of Nissan-Infiniti LT LLC, as “manager” pursuant to ⸹18-402 of the Act	October 11, 2024

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears above constitutes and appoints Angela Vogeli, as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for and in his or her own name, place and stead, in any and all capacities, acting alone, to sign this registration statement, any and all amendments (including post-effective amendments) to this registration statement and any or all other documents in connection therewith, and to file the same, with all exhibits thereto, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as might or could be done in person, hereby ratifying and confirming all said attorney-in-fact and agent or any of them or any substitute or substitute for any of them, may lawfully do or cause to be done by virtue hereof.